Form 40-F
period 2020-12-31
IM Cannabis Corp.
filed 2021-04-26
CIK 1792030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number 001-40065

IM CANNABIS CORP.

(Exact name of Registrant as specified in its charter)

British Columbia

(Province or other jurisdiction of incorporation or organization)

2833

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

Kibbutz Glil Yam,

Central District, Israel 4690500

+972-54-6687515

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	IMCC	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Not applicable.

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2020:

159,063,128 Common Shares, no par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

EXPLANATORY NOTE

IM Cannabis Corp. (the "Company" or the "Registrant") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words "believe", "plan", "intend", "estimate", "expect", "anticipate", "continue", or "potential", and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management as of the date of this annual report on Form 40-F, or a document incorporated by reference therein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Without limitation, this Annual Report contains forward-looking statements pertaining to:

  the expected performance of the Group's (as defined in the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"), attached hereto as Exhibit 99.1) business and operations;
  the exportation of the Group's cannabis products from Israel;
  the exportation on the Group’s cannabis products from Canada to Israel and Germany;
  the Group's expansion and development of its foreign operations and supply arrangements;
  the Group's intentions regarding leveraging its German operational platform and further developing its presence in Europe;
  expectations regarding the Group's revenues, expenses and profits;
  expectations in the growth of demand in the medical cannabis industry, including without limitation, in Israel and Germany;
  the competitive conditions of the medical and recreational cannabis industry, including ancillary industries such as medical cannabis operations consulting;
  the anticipated legalization and/or decriminalization of adult-use recreational cannabis in Israel and the Group's business intentions in the event such legalization and/or decriminalization occurs;
  the Company's strategic opportunities involving collaboration with successful applicants of the Dutch Tender (as defined in the AIF);
  the Company's expectations relating to TJAC's (as defined in the AIF) premium indoor cultivation facility in Canada;
  the Group's anticipated obligations to comply with environmental and employee health and safety matters;
  TJAC's future product offerings and strategic plans;
  the effect of new or altered government regulations with respect to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis and cannabis products;
  the grant or renewal of licenses or governmental approvals required to conduct activities related to cannabis;
  the designation of Focus (as defined in the AIF) as an "essential service" in Israel;
  the intentions of management of the Company;
  the Group's expectations to meet target production capacity;
  the impacts of future scientific findings regarding the medical and/or recreational cannabis market;
  the availability of raw materials and supplies at acceptable quantities, qualities and prices;

  the scope of protection the Group is able to establish and maintain, if any, for intellectual property rights covering its products;
  future liquidity and financial capacity;
  the Company's plan with respect to any payments of dividends;
  the completion of the MYM Transaction (as defined in the AIF), including all requisite court, regulatory and securityholder approvals, and the timing of the completion of the MYM Transaction; and
  the Group's contractual obligations and commitments.

With respect to the forward-looking statements contained in this Annual Report, the Company has made assumptions regarding, among other things:

  the anticipated increase in demand for medical cannabis in the markets in which the Group operates or is contemplating operations;
  the anticipated demand for adult-use recreational cannabis in Canada;
  the anticipated increase in liquidity for current investors and enhanced access for prospective investors in the Company's Common Shares following its successful listing on NASDAQ;
  the legalization and/or decriminalization of adult-use recreational cannabis and the demand for adult-use recreational cannabis products in the markets in which the Group operates;
  the Group's ability to satisfy international demand for its products;
  future cannabis product pricing;
  cannabis production yields; and
  the Group's ability to market its brands and its services successfully to its anticipated clients.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

  the Company's ability to continue to meet the continued listing requirements of the Canadian Securities Exchange (the "CSE") and NASDAQ;
  the failure of the Group to comply with applicable regulatory requirements in a highly regulated industry;
  the failure of the Company to maintain "de facto" control over Focus in accordance with IFRS 10 (as defined in the AIF);
  the failure of Focus to maintain in good standing or renew any of its government-issued cannabis propagation or cultivation licenses;
  Focus' reliance on the Focus Facility (as defined in the AIF) to conduct medical cannabis activities;
  the failure of Focus to maintain the Focus Facility in good standing with all state and municipal Israeli regulations, including all required licenses and permits  and under the Focus Lease Agreement (as defined in the AIF);
  the failure of Adjupharm (as defined in the AIF) to maintain in good standing or renew any of its government-issued cannabis wholesale, narcotics handling or import/export licenses, permits, certificates or approvals;
  the failure of TJAC to maintain in good standing or renew any of the TJAC Licenses (as defined in the AIF);
  the Group's ability to maintain ancillary business licenses, permits and approvals required to operate effectively;
  regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus in contravention of Israeli regulations;
  limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market;
  unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of cannabis in Canada, Israel and Germany, or any foreign jurisdictions in which the Company intends to operate;

  the failure of the Company to attain the necessary court, regulatory and securityholder approvals required for the successful completion of the MYM Transaction in a timely manner or at all;
  the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Allegations, the MOH Allegations (each as defined in the AIF) and the class action proceedings described herein;
  the ability of the Group's third-party cultivators, suppliers, distribution partners, and contracted pharmacies to fulfil their obligations to the Group;
  the Group's ability to maintain partnerships with third-party cultivators, suppliers and distribution partners;
  the Group's ability to secure new supply and distribution partners;
  the Group's ability to fulfil obligations to third-party distribution partners;
  the Group's ability to obtain or maintain sufficient insurance for its operations;
  the Group's possible exposure to additional liability for claims in excess of insurance coverage;
  the Group's ability to implement effective product security and storage measures;
  the Group's ability to conduct sales and marketing activities for its products;
  the Group's ability to retain and attract key personnel and members of management;
  the Group's ability to develop or facilitate introduction of new product offerings to the market;
  the Group's possible exposure to liability relating to product recalls;
  the Company's ability to raise additional funds;
  the Company's ability to manage cash flows;
  anti-money laundering laws and regulation risks;
  the Group's ability to cope with the operational impacts of the COVID-19 pandemic;
  the impact on the Group of any changes in global financial conditions, including those caused by geopolitical instability, catastrophic events, natural disasters, weather and disease;
  Focus' and TJAC's ability to grow agricultural products effectively in light of natural elements;
  the impact of increasing competition;
  inconsistent public opinion and perception regarding the use of cannabis;
  perceived effects of cannabis products;
  the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis;
  any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel;
  engaging in activities considered illegal under relevant laws including U.S. federal law;
  political instability and conflict in the Middle East;
  adverse market conditions;
  competition from the illegal cannabis market;
  industry consolidation;
  the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  the potential for the Company to record future impairment losses;
  currency and interest rate fluctuations;
  global and local economic conditions;
  the costs of inputs; and
  reliance on management.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the heading "Risk Factors" in the AIF. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020 based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2732.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2020 and 2019, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's MD&A dated April 23, 2021 for the year ended December 31, 2020, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board of Directors") is responsible for the Company's corporate governance and has a separately designated standing a Corporate Governance and Nomination Committee, a Compensation Committee and an Audit Committee. The Board of Directors has determined that all of the members of the Compensation Committee and the Audit Committee are independent, based on the criteria for independence prescribed by Section 5605(a)(2) of the NASDAQ Stock Market Rules.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is responsible for, among other things: developing, recommending to the Board of Directors and maintaining corporate governance principles applicable to the Company; identifying and recommending qualified individuals for nomination to the Board of Directors; reviewing and evaluating the Board of Directors; and addressing any related matters required by applicable law.  The Company's Corporate Governance and Nomination Committee is comprised of Oren Shuster, Vivian Bercovici  and Marc Lustig.  Ms. Bercovici is independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Compensation Committee

Compensation of the Company's CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee is comprised of Brian Schinderle, Vivian Bercovici  and Haleli Barath, all of whom are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. As of the date of this Annual Report, the Company's Audit Committee is comprised of Haleli Barath, Vivian Bercovici and Brian Schinderle, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.  The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Brian Schinderle qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading "Audit Committee Information - External Auditor Service Fees (By Category)" contained in the AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is posted on the Company's website at www.imcannabis.com. The Code meets the requirements for a "code of ethics" within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Company, and until December 31, 2020, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Registrant's known contractual obligations. Note that all amounts are in Canadian Dollars in thousands.

	Payments due by period

		Less than			More than
Contractual Obligations	Total ($)	1 year ($)	1-3 years ($)	3-5 years ($)	5 years ($)

Operating Lease Obligations (Undiscounted)	1,294	232	314	233	515

Purchase Obligations (1)	2,605	2,605	-	-	-

Total (2) (3)	$ 3,899	$ 2,837	$ 314	$ 233	$ 515

(1) Purchase commitments are obligations under purchase agreements or purchase orders not yet fulfilled that are non-cancelable.

(2) The obligation amount does not include an amount of $371 of employee benefit liability, net. See also Note 13 to the Consolidated Financial Statements as of December 31, 2020.

(3) The obligation amount does not include an amount of $16,540 of non-current warrants liability as of December 31, 2020, which settlement is in the Company's common stock.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

NASDAQ STATEMENT OF GOVERNANCE DIFFERENCES

The Company is a "foreign private issuer" as defined in Rule 3b-4 under Exchange Act and its Common Shares are listed on The NASDAQ Stock Market LLC ("NASDAQ") and the CSE. Rule 5615(a)(3) of NASDAQ Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of NASDAQ Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NASDAQ standards are as follows:

Independent Nominating Committee: NASDAQ Stock Market Rule 5605(e)(1) ("Rule 5605(e)(1)") requires having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), has elected to follow Canadian practices consistent with the requirements of the CSE.

Shareholder Meeting Quorum Requirement: NASDAQ Stock Market Rule 5620(c) ("Rule 5620(c)") requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its by-laws.  In lieu of following Rule 5620(c), has elected to follow Canadian practices consistent with the requirements of the CSE.

Shareholder Approval Requirements: NASDAQ Stock Market Rule 5635(d) ("Rule 5635(d)") requires shareholder approval prior to a transaction involving the sale or issuance of a company's common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company's outstanding shares of common stock or 20% or more of the voting power prior to issuance.  In lieu of following Rule 5620(c), has elected to follow Canadian practices consistent with the requirements of the CSE.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 26th day of April, 2021.

IM CANNABIS CORP.

By:	/s/ Oren Shuster
Name: Oren Shuster
Title: Chief Executive Officer and Director

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description

99.1	Annual Information Form dated April 26, 2021 for the fiscal year ended December 31, 2020

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2020

99.3	Management's Discussion and Analysis dated April 23, 2021 for the year ended December 31, 2020

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE *	XBRL Taxonomy Extension Presentation Linkbase

* To be filed by amendment.