Form 40-F
period 2021-12-31
IM Cannabis Corp.
filed 2022-04-04
CIK 1792030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-40065

IM CANNABIS CORP.
(Exact name of Registrant as specified in its charter)

British Columbia
(Province or other jurisdiction of incorporation or organization)

2833
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

Kibbutz Glil Yam,
Central District, Israel 4690500
+ 972 544331111
(Address and telephone number of Registrant’s principal executive offices)

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:

68,217,894 Common Shares, no par value

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

Yes  ☒    No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares is financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

EXPLANATORY NOTE

IM Cannabis Corp. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management as of the date of this Annual Report on Form 40-F, or a document incorporated by reference therein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Capitalized terms used in this section and not defined have the meanings ascribed to them in the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), attached hereto as Exhibit 99.1.

Without limitation, this Annual Report contains forward-looking statements pertaining to:

•	the expected performance of the Group’s business and operations;
•	the export of the Group’s cannabis products from Canada and import into Israel and Germany on a consistent basis or at all;
•	the import into Israel and Germany of cannabis from supply partners in Canada and elsewhere on a consistent basis or at all;
•	the ability to satisfy rapid growth in demand for imported high-THC premium and super-premium medical cannabis in Israel and Germany;
•	the Group’s expansion and development of its foreign operations and supply arrangements; expansion of cultivation capacity;
•	the Group’s intentions regarding leveraging its German operational platform and further developing its presence in Europe;
•	expectations regarding the Group’s revenues, expenses and profits;
•	expectations in the growth of demand in the medical cannabis industry, including without limitation, in Israel and Germany;
•
the Company’s positioning as one of the largest distributors of medical cannabis in Israel after acquiring the Israeli Pharmacies and Rosen High Way, Panaxia GDP License and Panaxia-to-the-Home Operation;

•	the competitive conditions of the medical and recreational cannabis industry, including ancillary industries such as medical cannabis operations consulting;
•
the anticipated legalization and/or decriminalization of adult-use recreational cannabis in Israel and Germany and the Group’s business intentions in the event such legalization and/or decriminalization occurs;

•	the Company’s expectations relating to the Canadian Facilities;
•	TJAC’s anticipated regulatory approval to sell its products in the Province of Quebec;
•	the Group’s anticipated obligations to comply with environmental and employee health and safety matters;
•	the Company’s expectations relating to the Panxia Pharmacy Option;
•	the Group’s future product offerings and strategic plans of entering into new domestic and international markets;

•
the effect of new or altered government regulations with respect to any cannabis related activity, including the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis and cannabis products;

•	the grant, maintenance or renewal of licenses or governmental approvals required to conduct activities related to cannabis;
•	the intentions of management of the Company;
•	the Group’s expectations to meet target production capacity;
•	the availability of raw materials and supplies at acceptable quantities, qualities and prices;
•	the scope of protection the Group is able to establish and maintain, if any, for intellectual property rights covering its products;
•	future liquidity and financial capacity;
•	the Company’s plan with respect to any payments of dividends;
•	the vertical integration of the Group’s business.
•	the expansion of the Company’s business, operations and potential activities outside of the current markets, including but not limited to Europe and other international jurisdictions;
•	the Group’s contractual obligations and commitments.

With respect to the forward looking-statements contained in this Annual Report, the Company has made assumptions regarding, among other things:

•	the anticipated increase in demand for High-THC premium and super-premium medical cannabis in the markets in which the Group operates or is contemplating operations;
•	the anticipated demand for adult-use recreational cannabis in Canada;
•	the anticipated increase in liquidity for current investors and enhanced access for prospective investors in the Company’s Common Shares following its successful listing on NASDAQ;
•	the legalization and/or decriminalization of adult-use recreational cannabis and the demand for adult-use recreational cannabis products in the markets in which the Group operates;
•	the Group’s ability to satisfy international demand for its products;
•	the Group’s ability to export from its Canadian Facilities and import into Israel and Germany;
•	future cannabis product pricing;
•	cannabis production yields; and
•	the Group’s ability to market its brands and its services successfully to its anticipated patients and consumers.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

•	the Company’s ability to continue to meet the continued listing requirements of the Canadian Securities Exchange (the “CSE”) and NASDAQ;
•	the failure of the Group to comply with applicable regulatory requirements in a highly regulated industry;
•	the failure of the Company to maintain “de facto” control over Focus in accordance with IFRS 10 and to consolidate its financial results;
•	the failure of the each of Pharm Yarok, Rosen High Way, Vironna, Oranim and IMC Pharma to maintain in good standing or renew its government-issued cannabis licenses;
•	the failure of Focus to maintain in good standing or renew its government-issued cannabis cultivation license;
•	the failure of TJAC to maintain in good standing or renew any of the TJAC Licenses or the MYM Licenses;
•	the failure of Adjupharm to maintain in good standing or renew any of its government-issued cannabis wholesale, narcotics handling or import/export licenses, permits, certificates or approvals;
•	Focus’ reliance on the Focus Facility to conduct medical cannabis activities;
•	the failure of Focus to maintain the Focus Facility in good standing with all state and municipal Israeli regulations, including all required licenses and permits and under the Focus Lease Agreement;
•	failure to maintain in good standing any of the Israeli Facilities, the Canadian Facilities and the Logistics Centre;
•	compliance with the Cannabis Act, and provincial and territorial cannabis legislation;

•	reliance on the Canadian Facilities to conduct cannabis activities;
•	the Group’s ability to maintain ancillary business licenses, permits and approvals required to operate effectively;
•	regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus in contravention of Israeli regulations;
•	limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market;
•
unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture import/export or use of cannabis in Canada, Israel and Germany, or any foreign jurisdictions in which the Company intends to operate;

•
the failure of the Company to attain the necessary regulatory approvals required for the successful acquisition of HW Shinua and the successful exercise of the Panaxia Pharmacy Option in a timely manner or at all;

•
the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Allegations, the MOH Allegations and the class action proceedings described herein;

•	the ability of the Group’s third-party cultivators, suppliers, distribution partners, and contracted pharmacies to fulfil their obligations to the Group;
•	the Group’s ability to maintain partnerships with third-party cultivators, suppliers and distribution partners;
•	the Group’s ability to secure new supply and distribution partners;
•	the Group’s ability to fulfil obligations to third-party distribution partners;
•	the Group’s ability to obtain or maintain sufficient insurance for its operations;
•	the Group’s possible exposure to additional liability for claims in excess of insurance coverage;
•	the Group’s ability to implement effective product security and storage measures;
•	the Group’s ability to conduct sales and marketing activities for its products;
•	the Group’s ability to retain and attract key personnel and members of management;
•	the Group’s ability to develop or facilitate introduction of new product offerings to the market;
•	the Group’s possible exposure to liability relating to product recalls;
•	the Company’s ability to raise additional funds;
•	the Company’s ability to manage cash flows;
•	inflation risks.
•	anti-money laundering laws and regulation risks;
•	the Group’s ability to cope with the operational impacts of the COVID-19 pandemic;
•	the impact on the Group of any changes in global financial conditions, including those caused by geopolitical instability, catastrophic events, natural disasters, weather and disease;
•	Focus, TJAC and MYM’s ability to grow agricultural products effectively in light of natural elements;
•	the impact of increasing competition;
•	inconsistent public opinion and perception regarding the use of cannabis;
•	perceived effects of cannabis products;
•	any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel and Germany;
•	engaging in activities considered illegal under relevant laws including U.S. federal law;
•	political instability and conflict in the Middle East;
•
the conflict between Russia and Ukraine and any restrictive actions that have been and may further be taken by the U.S. and/or other countries in response thereto, including but not limited sanctions, export controls or conflict;

•	adverse market conditions;
•	competition from the illegal cannabis market;
•	industry consolidation;
•	the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	the potential for the Company to record future impairment losses;
•	currency and interest rate fluctuations;
•	global and local economic conditions;
•	the costs of inputs; and
•	reliance on management.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the heading “Risk Factors” in the AIF. Unless otherwise indicated, forward-looking statements in this Annual Report describe our expectations as of the date of this Annual Report. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

ANNUAL INFORMATION FORM

The audited consolidated financial statements of the Registrant for the years ended December 31, 2021, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Registrant for the years ended December 31, 2021, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s management’s discussion and analysis for the year and three months ended December 31, 2021, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company's management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework") to evaluate the effectiveness of the Company's controls in 2019. [Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2021, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

On July 9 2021, the Company acquired MYM Nutraceuticals Inc. (“MYM”). The Company is in the process of integrating MYM into its internal controls and procedures. As a result, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of MYM and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of MYM. Total assets of $5.7 million related to MYM are included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021.

On March 18, 2021, the Company acquired Trichome Financial Corp (“Trichome”). The Company is in the process of integrating Trichome into its internal controls and procedures. As a result, management’s evaluation of the Company’s internal control over financial reporting did not include an evaluation of the internal controls of Trichome and management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting does not extend to the internal controls of Trichome. Total assets of $89.2 million related to Trichome and its consolidated subsidiaries are included in the consolidated financial statements of the Company as of and for the year ended December 31, 20121.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s corporate governance and has a separately designated standing a Corporate Governance and Nomination Committee, a Compensation Committee and an Audit Committee. The Board of Directors has determined that all of the members of the Compensation Committee and the Audit Committee are independent, based on the criteria for independence prescribed by Section 5605(a)(2) of the NASDAQ Stock Market Rules.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is responsible for, among other things: developing, recommending to the Board of Directors and maintaining corporate governance principles applicable to the Company; identifying and recommending qualified individuals for nomination to the Board of Directors; reviewing and evaluating the Board of Directors; and addressing any related matters required by applicable law.  The Company’s Corporate Governance and Nomination Committee is comprised of Oren Shuster, Vivian Bercovici and Marc Lustig.  Ms. Bercovici is independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

Compensation Committee

Compensation of the Company’s CEO and all other executive officers is recommended to the Board of Directors for determination by the Compensation Committee. The Compensation Committee is comprised of Brian Schinderle, Vivian Bercovici and Haleli Barath, all of whom are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

AUDIT COMMITTEE

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Haleli Barath, Vivian Bercovici and Brian Schinderle, all of whom are independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules. The Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Stock Market Rules.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Brian Schinderle qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the NASDAQ Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2021 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following lists the aggregate fees paid or payable to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Tel Aviv, Israel (PCAOB ID 1281) for the financial years ended December 31, 2021 and 2020.

	December 31, 2021(1)	December 31, 2020(1)
Audit fees(2)	$894,039	$239,308
Audit-related fees(3)	-	-
Tax fees(4)	$17,298	$4,074
All other fees(5)	-	-
Total fees	$911,337	$243,382

Notes:

(1)	Amounts are stated in USD.
(2)
Audit fees consist of the aggregate fees billed for the audit or review of the Company’s annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements.

(3)
Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as audit fees.

(4)	For tax compliance, tax advice and tax planning.
(5)	For products and services other than the audit fees, audit-related fees and tax fees described above.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is posted on the Company’s website at www.imcannabis.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2021, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not Applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

NASDAQ STATEMENT OF GOVERNANCE DIFFERENCES

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its Common Shares are listed on The NASDAQ Stock Market LLC (“NASDAQ”) and the CSE. Rule 5615(a)(3) of NASDAQ Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of NASDAQ Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NASDAQ standards are as follows:

Independent Nominating Committee: NASDAQ Stock Market Rule 5605(e)(1) (“Rule 5605(e)(1)”) requires having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), has elected to follow Canadian practices consistent with the requirements of the CSE.

Shareholder Meeting Quorum Requirement: NASDAQ Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its by-laws.  In lieu of following Rule 5620(c), has elected to follow Canadian practices consistent with the requirements of the CSE.

Shareholder Approval Requirements: NASDAQ Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance.  In lieu of following Rule 5620(c), has elected to follow Canadian practices consistent with the requirements of the CSE.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 31 day of March, 2022.

IM CANNABIS CORP.

By:	/s/ Oren Shuster
Name: Oren Shuster
Title: Chief Executive Officer and Director

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 40-F:

Exhibit Number	Description
99.1	Annual Information Form dated March 31, 2022 for the financial year ended December 31, 2021
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2021
99.3	Management’s Discussion and Analysis for the year and three months ended December 31, 2021
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)