Form 20-F
period 2022-12-31
IM Cannabis Corp.
filed 2023-03-29
CIK 1792030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40065

IM Cannabis Corp.
(Exact name of Registrant as specified in its charter)

British Columbia
(Jurisdiction of incorporation or organization)

550 Burrard Street, Suite 2300, Vancouver, British Columbia, Canada V6C 2B5
(Address of principal executive offices)

Oren Shuster, 972 544331111, oren@imcannabis.com
550 Burrard Street, Suite 2300, Vancouver, British Columbia, Canada, V6C 2B5
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	IMCC	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,569,526 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).

Yes ☑ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.1 ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). 2 ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

1 Check boxes are blank, pending adoption of the underlying rules.
2 Check boxes are blank, pending adoption of the underlying rules.

TABLE OF CONTENTS

INTRODUCTION	5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	9
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3.	KEY INFORMATION	9
A.	Reserved.	9
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	INFORMATION ON THE COMPANY	35
A.	History and Development of the Company	35
B.	Business Overview	43
C.	Organizational Structure	53
D.	Property, Plants and Equipment	54
ITEM 4A.	UNRESOLVED STAFF COMMENTS	55
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	55
A.	Operating Results	56
B.	Liquidity and Capital Resources	61
C.	Research and Development, Patents and Licences, etc.	62
D.	Trend Information	62
E.	Critical Accounting Estimates.	63
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	67
A.	Directors and Senior Management	67
B.	Compensation	70
C.	Board Practices	80
D.	Employees	81
E.	Share Ownership	81
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	82
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	82
A.	Major Shareholders	84
B.	Related Party Transactions	85
C.	Interests of Experts and Counsel	85
ITEM 8.	FINANCIAL INFORMATION	85
A.	Consolidated Statements and Other Financial Information	85
B.	Significant Changes	87
ITEM 9.	THE OFFER AND LISTING	87
A.	Offer and Listing Details	87
B.	Plan of Distribution	88
C.	Markets	88
D.	Selling Shareholders	88
E.	Dilution	88
F.	Expenses of the Issue	88
ITEM 10.	ADDITIONAL INFORMATION	88
A.	Share Capital	88
B.	Memorandum and Articles of Association	88
C.	Material Contracts	91
D.	Exchange Controls	91
E.	Taxation	92
F.	Dividends and Paying Agents	98
G.	Statement by Experts	98
H.	Documents on Display	98
I.	Subsidiary Information	98
J.	Annual Report to Security Holders	98
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	98
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98

INTRODUCTION

In this Annual Report on Form 20-F (the “Annual Report”), “Company,” “IMC,” “Group,” “we,” “us” and “our” refer to IM Cannabis Corp. and its consolidated subsidiaries, and Focus Medical Herbs Ltd. (“Focus”), an Israeli private company over which IMC Holdings exercises “de facto control” under IFRS 10.

Information contained in this Annual Report is given as of December 31, 2022, the fiscal year end of Company, unless otherwise specifically stated.

Market and industry data used throughout this Annual Report was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

Unless otherwise indicated, all references in this Annual Report to “dollars” or “CAD” or “$” are to Canadian dollars and all references to “USD” or “US$” are to United States dollars. All references to “NIS” are to New Israeli Shekels. All references to “€” or to “Euros” are to Euros.

The audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2022, and 2021 include the accounts of IM Cannabis Corp. and its consolidated subsidiaries, and Focus (the “Group”), which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
I.M.C Farms Israel Ltd. (“IMC Farms”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Oranim Plus Pharm Ltd. (“Oranim Plus”)	Israel	Subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome”) *	Canada	Wholly-owned subsidiary
Trichome JWC Acquisition Corp. (“TJAC”) *	Canada	Wholly-owned subsidiary of Trichome
MYM Nutraceuticals Inc. (“MYM”) *	Canada	Wholly-owned subsidiary of Trichome
Highland Grow Inc. (“Highland” or “Highland Grow”) *	Canada	Wholly-owned subsidiary of MYM International Brands Inc.
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings

* Discontinued operations. Please see note number 24 in the 2022 Annual Financial Statements

All intercompany balances and transactions were eliminated on consolidation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management as of the date of this Annual Report on Form 20-F, or a document incorporated by reference therein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Without limitation, this Annual Report contains forward-looking statements pertaining to:

•	the Company’s business objectives and milestones and the anticipated timing of execution;

•	the expected performance of the Company’s business and operations;

•	the exportation of the Company’s cannabis products from Israel;

•	the exportation of cannabis products from Canada to Israel and Germany;

•	the Company’s expansion and development of its foreign operations and supply arrangements;

•	the Company’s intentions regarding leveraging its German operational platform and further developing its presence in Europe;

•	geographic diversification and brand recognition and the growth of the Company’s brands in the respective jurisdictions;

•	the future impact of the acquisitions of the Israeli Pharmacies and the Panaxia Transaction (as defined below);

•	the expansion of its Israeli sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;

•	the Company’s retail presence, distribution capabilities and data-driven insights;

•	expectations regarding the Company’s revenues, expenses and profits;

•	the Company’s anticipated operating cash requirements and future financing needs;

•	the anticipated Gross Margins, EBITDA and Adjusted EBITDA from the Company’s operations;

•	the expected increase in revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions

•	statements relating to the Company exiting the Canadian cannabis market to focus on Israel, Germany and European markets;

•	the Company’s ability to achieve profitability in 2023;

•	the results of the restructuring of the Trichome Group under CCAA;

•	cost savings from restructurings in Israel and Germany;

•	the continued listing of the Company’s common shares in the capital of the Company (the “Common Shares”) following its successful listing on Nasdaq Capital Market (the “Nasdaq”);

•	expectations related to demand and momentum in the Company’s Israeli operations;

•	expectations in the growth of demand in the medical cannabis industry, including without limitation, in Israel and Germany;

•	the competitive conditions of the medical and recreational cannabis industry, including ancillary industries such as medical cannabis operations consulting;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the anticipated legalization and/or decriminalization of adult-use recreational cannabis in Israel and the Company’s business intentions in the event such legalization and/or decriminalization occurs;

•	the Company’s anticipated obligations to comply with environmental and employee health and safety matters;

•	the effect of new or altered government regulations with respect to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis and cannabis products;

•	the grant or renewal of licenses or governmental approvals required to conduct activities related to cannabis;

•	the intentions of management of the Company;

•	the Company’s expectations to meet target production capacity;

•	the impacts of future scientific findings regarding the medical and/or recreational cannabis market;

•	the availability of raw materials and supplies at acceptable quantities, qualities and prices;

•	the scope of protection the Company is able to establish and maintain, if any, for intellectual property rights covering its products;

•	future liquidity and financial capacity;

•	the Company’s plan with respect to any payments of dividends;

•
the Company’s reliance on third party suppliers and partners and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Company’s obligations; and

•	the Company’s contractual obligations and commitments.

With respect to the forward looking-statements contained in this Annual Report, the Company has made assumptions regarding, among other things:

•	the anticipated increase in demand for medical cannabis in the markets in which the Group operates or is contemplating operations;

•	the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates;

•	the Company’s satisfaction of international demand for its products;

•	the Company’s ability to implement its growth strategies and leverage synergies of acquisitions;

•	the Company’s ability to reach patients through e-commerce and brick and mortar retail;

•	the development and introduction of new products;

•	the ability to import and the supply of premium and indoor grown cannabis products from third- party suppliers and partners;

•	the changes and trends in the cannabis industry;

•	the Company’s ability to maintain and renew or obtain required licenses, permits or authorization related to its domestic and international operations;

•	the Company’s ability to rely on the export of, creation and maintenance of and maintain a consistent supply of imported cannabis from suppliers and partners;

•	the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities;

•	the effectiveness of its products for medical cannabis patients;

•	future cannabis pricing and input costs;

•	cannabis production yields of its third-party cultivation suppliers;

•	the Company being able to continue to drive growth from suppliers and partners into Israel, Germany and Europe;

•	the Company’s ability to market its brands and services in Israel, Germany and Europe successfully to its anticipated customers.

•	the legalization and/or decriminalization of adult-use recreational cannabis and the demand for adult-use recreational cannabis products in the markets in which the Company operates; and

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

•	general business risk and liability, including claims or complaints in the normal course of business;

•	any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10;

•	regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus Medical or licensed entities in contravention of Israeli regulations;

•	limitations on stockholdings of the Company in connection with its direct engagement in the Israeli medical cannabis market;

•	the ability and/or need to obtain additional financing for continuing operations;

•	the lack of control over the Company’s investees;

•	the risk of defaulting on existing debt;

•	the Company’s ability to continue as a going concern;

•	the ability of the Company to access future financing if needed or on terms acceptable to the Company;

•	the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry;

•	unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or

•	use of medial cannabis in any jurisdictions in which the Company currently operates or intends to operate;

•	the Company’s ability to continue to meet the listing requirements of the Canadian Security Exchange (“CSE”) and the NASDAQ;

•	the Israeli government deciding to abandon the decriminalization or legalization of adult-use recreational cannabis;

•	any change in the political environment which would negatively affect the prospect of decriminalization or legalization of adult-use recreational cannabis in Israel;

•	any unexpected failure of Focus Medical to maintain in good standing or renew its licenses;

•	any adverse outcome of the Construction Proceedings;

•	any unexpected failure of Adjupharm to maintain in good standing or renew any of its Adjupharm Licenses;

•	the Group’s ability to maintain ancillary business licenses, permits and approvals required to operate effectively;

•	the interpretation of Company’s acquisitions of companies or assets by tax authorities or regulatory bodies, including but not limited to the change of control of licensed entities;

•	the ability of the Group to deliver on their sales commitments or growth objectives;

•	the Group’s reliance on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations;

•
the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Proceedings and the class action proceedings described herein;

•	the impact of increasing competition;

•	any lack of merger and acquisition opportunities;

•	inconsistent public opinion and perception regarding the use of cannabis;

•	engaging in activities considered illegal under US federal law related to cannabis;

•	political instability and conflict in the Middle East, Eastern Europe and Ukraine;

•	adverse market conditions;

•	unexpected disruptions to the operations and businesses of the Group as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19;

•	the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses;

•	the Group’s ability to sell its products;

•	currency fluctuations;

•	the risk of defaulting on existing debt;

•	inflationary risks;

•	any change in accounting practices or treatment affecting the consolidation of financial results;

•	the costs of inputs;

•	reliance on management; and

•	the loss of key management and/or employees.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the heading “Risk Factors” in this Annual Report. Unless otherwise indicated, forward-looking statements in this Annual Report describe our expectations as of the date of this Annual Report. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Reserved.

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

The Company’s operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Relating to Our Business

There are certain risks associated with owning securities of the Company that holders should carefully consider. The risks and uncertainties below are not the only risks and uncertainties facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company, cause the price of its securities to decline and cause future results to differ materially from those described herein. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Company’s securities could decline, and holders may lose all or part of their investment.

The cannabis-related business and activities of the Group are heavily regulated in all jurisdictions where it carries on business. The Group’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly the Israeli Ministry of Health (“MOH”), and the Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices in Germany (“BfArM”), relating to the grow, propagate, manufacture, marketing, management, transportation, storage, distribution, sale, pricing and disposal of dried and fresh cannabis, cannabis plants and seeds, edible cannabis, cannabis extracts, clones and plants and cannabis extracts. The Group’s operations are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment.

The Company consolidates certain financial results under IFRS 10 and any failure to maintain common control could result in a material adverse effect on the business, results of operations and financial condition of the Company

The Company complies with IFRS 10, which applies a single consolidation model using a definition of “control” that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor’s returns.

Subsequent to the IMC Restructuring (as defined below), the Company analyzed the terms of the contractual agreements with Focus (including the Commercial Agreements and the Focus Agreement) in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee’s (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus, it has sufficient rights to unilaterally direct the relevant activities (a concept known as “de facto control”), mainly due to the following:

1)	the Company receiving economic benefits from Focus (and the terms of the Commercial Agreements cannot be changed without the approval of the Company);

2)
the Company having the option to purchase the divested 74% interest in Focus held by Oren Shuster, the CEO, director and a promoter of the Company, and Rafael Gabay, a former consultant director, a former consultant and a promoter of the Company;

3)
Messrs. Shuster and Gabay each being a director of Focus (while Mr. Shuster concurrently being a director, officer and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

4)	the Company providing management and support activities to Focus through the Services Agreement.

Accordingly, under IFRS 10, the Company has “de facto control” over Focus, and therefore consolidates the financial results of Focus in the Company’s financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain “de facto control” over Focus as defined under IFRS 10 could alter the Company’s consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

For the period ended December 31, 2022, the Company analyzed the terms of the definitive agreements with each of its Consolidated Entities in accordance with accounting criteria IFRS 10. Viewed as effectively exercising control over these Consolidated Entities, the Company consolidate the financial results of the Consolidated Entities as of the date of signing each such definitive agreement. Each of the definitive agreements for the Panaxia Transaction (as defined below), the Pharm Yarok Transaction (as defined below), the Vironna Transaction (as defined below) and the Oranim Transaction (as defined below) provide the Company with the power to unilaterally make all decisions regarding the financial and operating policies of each of the Consolidated Entities and the right to obtain all related economic benefits. The Panaxia Transaction, the Pharm Yarok Transaction, the Vironna Transaction and the Oranim Transaction (all as defined below) were completed in the first quarter of 2022. For further information on the closing the transactions, please see “Developments during the financial year ended December 31, 2022”.

The regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus and/or determine that the Company is in contravention of Israeli cannabis regulations

There is a risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus and/or determine that the Company is in contravention of Israeli cannabis regulations. Namely, prior approval of the Israeli Medical Cannabis Agency (“IMCA”) is required for any shareholder owning 5% or more of an Israeli company licensed to engage in cannabis-related activities. Any contravention of Israeli cannabis regulations could jeopardize the good standing of the Focus License. Such a determination may adversely affect the Company’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company is subject to governmental regulations in the markets in which it operates and any delays in obtaining, or failure to obtain regulatory approvals could significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company

Israel – MOH Regulation

Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of Focus,  Oranim Plus, Vironna, Rosen High Way, R.A Pahrm Yarok and IMC Pharma (collectively, the “Israeli Licensed Companies”), which can include the power to limit or restrict business activities, the import and export of cannabis products and the imposition of additional quality criteria and disclosure requirements on the products and services provided by Israeli Licensed Companies and Focus. Achievement of the Israeli Licensed Companies and Focus business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products.

The Company cannot predict the time required for the Israeli Licensed Companies or Focus to secure all appropriate regulatory approvals for the products and activity, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Israeli Licensed Companies and/or the Focus business, the suspension or expulsion from a particular market or jurisdiction or of its key personnel, and the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Israeli Licensed Companies and/or Focus products or services in any way, this could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Germany – BfArM Regulation

Legalization in Germany applies only to cannabis stemming from cultivation for medicinal purposes under state control and in preparations as finished medicinal products, in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements. Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia.

The import, export and distribution of medical cannabis currently requires a wholesale permit pursuant to the German Medicines Act (the “AMG”) and a distribution permit for narcotics pursuant to the BtMG (as defined below). Manufacturing operations require authorizations pursuant to AMG. All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the BfArM. The import of medical cannabis from other EU and non-EU countries requires quantity-based import licenses pursuant to the BtMG. In addition, for imports from a non-EU country, an import certificate pursuant to the AMG is required and in certain circumstances, depending on the import source, a general import permit may also be required under the AMG.

The Cannabis Agency (as defined below), a cannabis division of the BfArM is overseeing the cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. The Cannabis Agency has no influence on the actual retail price of medical cannabis products. The responsibilities of the Cannabis Agency are based on the requirements of the Narcotic Convention. The Cannabis Agency is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name. The Cannabis Agency contracted with a distributor that was selected in a Europe-wide tender procedure and commissioned it to carry out the distribution of medical cannabis products in accordance with all pharmaceutical and narcotic legal requirements.

The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention. Pursuant to Narcotic Convention, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board. The estimates are also required to be reported by the BfArM by June 30th of each year.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency. Medical cannabis products imported pursuant to an import license under the BtMG and AMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance to a medical prescription for an individual patient. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs.

Failure to comply with the laws and regulations applicable to the Company's operations may lead to possible sanctions, including revocation or suspension of licences (and thus the Company's inability to operate), recalls and withdrawals (both regulatory and as a result of competition law proceedings), the loss of eligibility as a corporate body of a corporation or as a medicinal product or narcotics law functionary (and thus the Company's inability to operate), flanked by administrative fines for regulatory offences, fines and imprisonment for criminal offences as well as administrative orders (requirements, prohibitions, etc.) as well as competition law warnings and proceedings (such as injunctions).

The Company’ ability to produce, store, import, distribute and sell cannabis and derivative products in Israel, Canada and Germany is dependent on licensing and any failure to maintain the respective licenses would have a material adverse impact on the business, financial condition and operating results of the Company

Israel – Reliance on the Israeli Licenses

The Company’s ability to produce, store, import, distribute and sell cannabis in Israel is dependent on the Israeli Licensed Companies and Focus maintaining the Israeli Licenses with the IMCA. Failure to comply with the requirements or any failure to maintain the Israeli Licenses would have a material adverse impact on the business, financial condition and operating results of the Company. There can be no guarantees that the IMCA will extend or renew any of Israeli Licenses as necessary or, if it extended or renewed, that any of the Israeli Licenses will be extended or renewed on the same or similar terms. Should the IMCA not extend or renew any of Israeli Licenses or should it renew any of the Israeli Licenses on different terms, the business, financial condition and results of the operations of the Company would be materially adversely affected.

 Germany – Reliance on the Adjupharm Licenses

The Company’s ability to produce and distribute cannabis through Adjupharm’s certification as an EU-GMP and EU-GDP producer and distributor in Germany with wholesale, narcotics handling, manufacturing, procurement, storage and distribution authority is granted by German regulatory authorities.  Failure to comply with the requirements of the BfArM issued licenses or any failure to maintain their respective licenses would have a material adverse impact on the business, financial condition and operating results of the Company.

The Company relies on licensed facilities in Israel and Germany to conduct its operations and any adverse changes or developments affecting such facilities could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects

Israel – Reliance on the Company’s Facilities

 The Israeli Facilities

The Israeli Licenses are specific to each respective facility holding such license and therefore both the license and the facility must remain in good standing for each of the Company’s pharmacies (Virona, Oranim Plus and R.A Pharm Yarok, together the “Israeli Pharmacies”) and the Company’s trading houses to be able to conduct the Israeli cannabis activities authorized thereunder (The facilities of the Israeli Pharmacies and trading house, together” “Israeli Facilities”). Adverse changes or developments affecting the Israeli Facilities, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Any breach of any lease agreement relevant to the operations of the Israeli Facilities or any failure to renew such lease agreements, on materially similar or more favorable terms, may also have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Germany – Reliance on Logistics Center

The Company’s EU-GMP logistics centre in Germany (the “Logistics Center”) allows Adjupharm to manage all aspects of its supply chain including the production, the repackaging and distribution of bulk medical cannabis. Any breach of regulatory requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on Adjupharm’s ability to maintain the licenses and/or keep the Logistics Center in good standing, and to continue operating it under the licenses, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company relies in Germany and in Israel on various supply and distribution agreements with third-parties, such as cannabis cultivators, packaging suppliers, service providers and distribution partners. The loss of such suppliers and/or service providers and/or distributors and/or their timely service would have a material adverse effect on the Company’s business and operational results

Israel – Supply, manufacture and Distribution Agreements

Focus and the Israeli Licensed Companies rely on and are substantially dependent on various supply agreements with third-party cannabis cultivators in Israel and Canada, imported cannabis products, manufacture and packaging agreements and distribution agreements to fulfill the supply requirements of its distribution and sales agreements with pharmacies in the Israeli medical cannabis market. The Israeli Licensed Companies and Focus acquire cannabis from third parties in amounts sufficient to operate its business. However, there can be no assurance that there will continue to be a supply of cannabis available for the Company to purchase in order to operate or expand. Additionally, the price of cannabis and other inputs may rise which would increase the cost of goods. If any suppliers fail to supply any contracted materials to Focus or the Israeli Licensed Companies, the Israeli Licensed Companies and Focus may fail to meet purchase commitments from their distribution partners. If the Company were unable to acquire the cannabis or other inputs required to operate or expand or to do so on favourable terms, or fail to maintain the manufacture agreements with IMC-GMP manufacture companies, it could have a material adverse impact on the Company’s business, financial condition and results of operations. If any of the Company’s suppliers fails to provide inputs meeting the Company’s quality standards, it may need to source cannabis or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to distributors, pharmacies and patients. There is no assurance that suppliers will be able to supply and deliver the required materials to the Company in a timely manner or that the materials they supply to the Company will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Company may materially and adversely affect or delay its production schedule and affect its product quality. Consequently, the Company relies on the suppliers of such supply agreements to provide necessary cannabis products to Focus and the Israeli Licensed Ccompanies. If the Company cannot secure cannabis of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, Focus or the Israeli Licensed may not be able to deliver its products to distributors, pharmacies or patients on time with the required quality. The various suppliers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which the Company’s operations rely. Loss of its suppliers, service providers or distributors or their timely service would have a material adverse effect on the Company’s business and operational results.

Germany – Reliance on Supply and Distribution Agreements in Germany

Adjupharm relies on its sales and distribution agreements to supply IMC-branded products to distribution partners in Germany, which are then distributed to German pharmacies for sales to medical cannabis patients and also on direct sales by Adjupharm of IMC-branded products to German pharmacies.

Adjupharm relies on supply agreements with cannabis cultivators and producers in order to meet the demands of their respective sales agreements with distribution partners and pharmacies. Consequently, the Company relies on the suppliers of such supply agreements to provide necessary cannabis products to Adjupharm. If any suppliers fail to supply any contracted materials to Adjupharm, Adjupharm may fail to meet purchase commitments from their distribution partners and this could result a material adverse effect on the Company’s business, financial and operational results.

There can be no assurances that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the ITA and CRA’s guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders. In addition, there is no assurance that CRA will agree with the manner in which the Company calculates taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of the Company or its shareholders.

If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of shares

During the year ended December 31, 2022, the Company had negative cash flows from operating activities. Although the Company expects to generate positive cash flows from its future operating activities, there is no assurance that it will achieve this objective. If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of shares.

The Company may not be able to secure the funds necessary to implement its strategies, which could cause significant delays in carrying out business objectives or result in a material adverse effect on the Company’s business, financial condition, operational results and prospects

There is no assurance that the Company will be able to secure the funds necessary to implement its strategies. Additional debt incurred by the Company from engagements such as major acquisitions may cause the Company’s debt level to increase and result in difficulties in completing or negotiating future debt financings. Any triggering of credit defaults or failure to raise capital by the Company may cause significant delays in carrying out business objectives or result in a material adverse effect on the Company’s business, financial condition, operational results and prospects.

Increased competition could materially and adversely affect the business, financial condition and results of operations of the Group

There is potential that the Group will face intense competition from other companies or groups of companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Group. Because of the early stage of the industry in which the Group operates, as well as evolving legislation and governmental initiatives in a number of jurisdictions, the Group expects to face additional competition from new entrants in the jurisdictions in which it currently operates or is contemplating operations. If the number of users of medical cannabis products in Israel and Europe increases, the demand for products in such areas will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Group.

The Group’s business and operating results may be hindered by applicable restrictions on promotion marketing and advertising activities imposed by regulatory authorities

The development of the Group’s business and operating results may be hindered by applicable restrictions on promotion marketing and advertising activities imposed by the MOH or BfArM. If the Group is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through the selling price for its products, the Group’s sales and operating results could be adversely affected.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships that could cause a material adverse effect on the business, financial condition, results of operations and prospects of the Group

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. It is possible that industry maturation could create larger companies that may have increased geographic scope. Such acquisitions or other consolidating transactions could harm the Group in a number of ways, including the loss of strategic partners (if they are acquired by or enter into relationships with a competitor), customers, or revenue and market share, all of which could harm the Group’s operating results. The Group’s operating results could also be harmed if the Group was forced to expend greater resources to meet new or additional competitive threats. Additional competition from larger, better-financed competitors with geographic advantages could outcompete the Group by placing downward pressure on retail prices for products and services. This could ultimately cause a material adverse effect on the business, financial condition, results of operations and prospects of the Group.

The Group is vulnerable to the political, economic, legal, social, regulatory, and military conditions affecting Israel and the Middle East that could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects

The Group is vulnerable to the political, economic, legal, regulatory, and military conditions affecting Israel and the Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners or customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

From April 2019 until March 2021, Israel held four general elections as efforts to compose and approve a new government failed to find lasting success. As a result, the Israeli government was unable to pass a budget for fiscal year 2021 and many legislative matters were delayed. In December of 2022, Israel’s new government took office as a result of a coalition of six political parties; however, the continued uncertainty surrounding future elections and/or the results of such elections in Israel may continue. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the Group’s business, financial condition, results of operations and prospects.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the Group’s results of operations, and could make it more difficult for us to raise capital. Parties with whom the Group does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the Group to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Furthermore, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists. It is possible that there will be additional call-ups in the future, which may include officers and key personnel of the Group’s, which could disrupt business operations for a significant period of time.

The Company may not be able to continue as a going concern

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is subject to certain credit exposure

The maximum credit exposure as of December 31, 2022, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Loan receivable credit risk is managed by each loan separately according to the Company’s policy, procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis.

The expected credit loss analysis is generally based on management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral the Company has on the outstanding balance.

Conflict and political instability in eastern Europe could negatively affect the Group’s revenues and capital markets activity

The first part of 2022 has seen significantly higher levels of volatility in global markets due to market participants' reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia's invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia's invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

Political risk in the markets in which the Group operates could have a material adverse effect on the Group’s business, financial condition, operating results and prospects

Political risk is an additional risk that the Group may be exposed to when operating in Israel and Europe markets. Examples of political risk include without limitation social unrest, threats or occurrences of war, organized crime, political instability, changes of government and changes in taxation policies in domestic and international markets and jurisdictions in which the Group operates.

While the Group actively analyzes risks and developments in markets that it currently or will participate in, there is no assurance that unpredicted impacts will not occur. Depending on the magnitude of such unpredicted impacts, there may be a material adverse effect on the Group’s business, financial condition, operating results, and prospects.

The Group may not be able to effectively or successfully address macroeconomic risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties, which could materially harm the Group’s business

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in our primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by global supply chain constrictions, rising energy prices and the global COVID-19 pandemic. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Group’s business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Group’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Group may not be able to pass onto patients or customers. In addition, the operations of the Group could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact the sales and profitability of the Group. The Group may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Group fails to do so, such failure could materially harm the Group’s business.

The Group’s facilities are subject to the risk of theft of its product and other security breaches, which could have an adverse effect on the Group’s business, financial condition, results of operations and prospects

Due to the nature of the Group’s products and the limited legal channels for distribution, the Israeli Facilities and the Logistics Center of the Group is subject to the risk of theft of its product and other security breaches. A security breach in any one of the Group’s facilities and external cultivation, manufacturing and storage facilities possessing of the Company’s products could result in a significant loss of available product and as a result decrease in sales, revocation of cannabis licenses, exposure to additional liability under applicable regulations and to potentially costly litigation or increased expenses relating to insurance premiums and other resolutions and future prevention of security breaches, any of which could have an adverse effect on the Group’s business, financial condition, results of operations and prospects.

In Israel, the Group stores products in the Israeli Pharmacies and other pharmacies not owned by the Group, Israeli trade houses, and external service providers such as cultivation, manufacturing, and storage partners. In addition, in Germany, the Group stores products in the Logistics Center before distribution. Pursuant to the applicable Israeli and German licensing requirements, the Israeli Licensed Companies, and Adjupharm are required to maintain certain standards of storage for cannabis products. The risk of inventory theft from these facilities is mitigated by the Israeli Licensed Companies and Adjupharm, through the implementation of the security measures required under applicable laws, such as usage of qualified storage units, designated storage locations, locked storage vaults, access control, security cameras, and alert systems. Notwithstanding such security measures, any breaches of security may result in losses of inventory, potential litigation, and increased costs to bolster security and insurance.

The Group relies on business licenses, permits and approvals and the failure to maintain any of these licenses, permits and approvals could have a material adverse effect on the business, financial condition and results of the operations of the Group

The Group is dependent on ancillary business licenses, permits and approvals granted by government authorities or other third parties in order to operate effectively including, without limitation, building permits, municipal permits, third-party licenses including distributors and suppliers, and foreign trade licenses. Should the Group fail to maintain any of these licenses, permits and approvals, or should it fail to renew any of such licenses, permits and approvals on materially similar or more favorable terms, the business, financial condition and results of the operations of the Group may be subject to a material adverse effect.

Violations of securities laws and breaches of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Group’s right to carry on its existing business

Given the nature of the Group’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Group, its directors, officers, employees, or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors’ funds. Violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Group’s right to carry on its existing business. The Group may incur significant costs in connection with such potential liabilities.

The Group and its investees’ operations are subject to various laws, regulations and guidelines, and any potential noncompliance could cause the business, financial condition and results of operations of the Group to be adversely affected

The Group and its investees’ operations are subject to various laws, regulations and guidelines. The Group endeavours to and cause its investees to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Group’s and its investees’ interpretation of laws, regulations and guidelines, including, but not limited to applicable stock exchange rules and regulations, may differ from each other, and the Group and its investees’ operations may not be in compliance with such laws, regulations and guidelines. Any potential noncompliance could cause the business, financial condition and results of operations of the Group to be adversely affected. Further, any amendment to or replacement of cannabis legislations and applicable rules and regulations governing the activities of the investees may cause adverse effects to the Group’s operations. The risks to the business of the Group associated with the decision to amend or replace cannabis legislation and regulation, could reduce the addressable market for the Group’s products and could materially and adversely affect the business, financial condition and results of operations of the Group.

The Group and its investees incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Group’s and/or its investees, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a material adverse effect on the business, results of operations and financial condition of the Group.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretations of, or application of, existing tax laws, regulations or rules in any of the countries in which the Group invests could result in an increase in the Group’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Group’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Group.

The Group’s operations are subject to a variety of laws, regulations, and guidelines, and any changes to such laws, regulations or guidelines could have a material adverse effect on the business, results of operations, financial condition and prospects of the Group

The Group’s operations are subject to a variety of laws, regulations, and guidelines relating to the marketing, acquisition, manufacture, management, distribution (including import and export), transportation, storage, sale, and disposal of cannabis products. The Group’s operations are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Any changes to such laws and regulations that are beyond the control of the Group could have a material adverse effect on the business, results of operations, financial condition, and prospects of the Group.

Any failure to successfully manage growth and integrate acquired businesses may result in a material adverse effect on the Company’s business, financial condition, operating results and prospects

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, any negative impact may have a material adverse effect on the Company’s business, financial condition, results of operation and prospects.

In addition, the realization of the benefits of acquisitions made by the Company, including the acquisition of certain operations from Panaxia, the Israeli Pharmacies and the trading house of Rosen High Way, depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as the Company’s ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods. Any failure in successfully integrating acquired businesses may result in a material adverse effect on the Company’s business, financial condition, operating results and prospects. The risks we face in connection with an acquisition include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company's accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

•	potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;

•
liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Ability to meet target production capacity may result in a material adverse effect on the Group’s business, financial condition

The Group’s sales capabilities are subject to estimates in target production capacity. These estimates may prove to be inaccurate due to uncontrollable external factors such as genetic drifts in strain of plants grown and general difficulties in estimating growth of cannabis plants and also unexpected delays in product supply by third party cultivation partners and importation due to reasons related to regulation and the supplier and operational constrains. Any adverse misalignments between the target production capacity and actual production capacity may result in a material adverse effect on the Group’s business, financial condition.

The Group’s operations are subject to environmental and occupational safety laws and regulations, any failure to comply with such environmental and occupational safety laws and regulations could have a material adverse effect on the business, results of operations and financial condition of the Group

The Group’s operations are subject to environmental and occupational safety laws and regulations in certain jurisdictions, concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Group incurs ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Any failure to comply or maintain compliance with environmental and occupational safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on manufacturing operations and could have a material adverse effect on the business, results of operations and financial condition of the Group.

The failure to secure suppliers or distribution partners could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group’s success depends on its ability to secure suppliers and distribution partners. There are many factors which could impact the Group’s ability to secure suppliers and distribution partners, including but not limited to IMC and other brand awareness, the Group’s ability to continually produce desirable and effective cannabis products, compliance with regulatory requirements in connection with import and export of cannabis products, and the successful implementation of new partnership plans. The failure to secure suppliers or distribution partners could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group relies on key business inputs and any failure to secure required supplies and services or to do so on appropriate terms could also have a material adverse effect on the business, financial condition, and operating results of the Group

The Group’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing and distribution operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (e.g. rising energy costs) could cause a material adverse effect on the business, financial condition, and operating results of the Group. Any failure to secure required supplies and services or to do so on appropriate terms could also have a material adverse effect on the business, financial condition, and operating results of the Group.

The failure to effectively compete in the Group’s markets and introduce new product offerings may cause a material adverse effect on the Group’s business, results of operations, financial condition and prospects

In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Group will need to make investments in its business strategy. These investments include the procurement of raw material, new cannabis strains supplier and distributor outreach projects, marketing efforts and research and development projects. The Group expects that competitors will undertake similar investments to compete with it. Competitive conditions, third-party partner preferences, patient requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and contribute to unsuccessful future business development or expansion efforts by the Group or other undesirable consequences. As a result, the Group may not be successful in its efforts to secure suppliers or distribution partners or to develop new cannabis products and produce and distribute these cannabis products. In addition, these activities may require significantly more resources than the Company currently anticipates in order to be successful.

Any new cannabis products that the Group develops or distributes may be subject to time-intensive regulatory approval procedures that might delay any release schedules or lead to adverse market conditions that might affect product profitability. The Group may ultimately fail to effectively bring new product offerings to market for reasons that include, but are not limited to, stringent regulatory approval procedures. Any inability to introduce new product offerings may cause a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

The Group relies on international third-party transportation services to deliver and receive product-related shipments, which may cause delays and impact the Group’s profitability

The Group relies on international third-party transportation services to deliver and receive product-related shipments. In the process of the deliveries, time delays, labor strikes, COVID-19-related issues, product storage issues or other logistical problems may occur and force late delivery or receipt of items or receipt of damaged items. Such delays, receipt of damaged items or other logistical problems may cause a material adverse effect on the Group’s business, operations or financial condition. Rising costs associated with courier services used by the Group may also adversely impact the business of the Group and its ability to operate profitably.

In addition, any breach of security of the products’ package during the possession of the third-party transportation service may result in violations of regulations regarding possession of cannabis products and thus may have a material adverse effect on the Group’s business, financial condition and operating results.

In pursuit of new opportunities in the cannabis industry, the Company may fail to select appropriate investment candidates and negotiate acceptable arrangements, which could adversely affect the Company’s ability to enter into new investments

As part of the Company’s business strategy, it seeks new opportunities in the cannabis industry. In pursuit of such opportunities, the Company may fail to select appropriate investment candidates and negotiate acceptable arrangements. The Company cannot provide assurance that it can complete any investment that it pursues or is pursuing, on favourable terms, or that any investment completed will ultimately benefit the Company. In addition, the Company’s capital solutions may not attract a following in the cannabis industry. In the event that the Company chooses to raise debt capital to finance any acquisition or other arrangement, the Company’s leverage will be increased. In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make the productivity and services offered by the Company less attractive to investees. Such changes could adversely affect the Company’s ability to enter into new investments.

Strategic alliances that the Group enters into could present unforeseen integration obstacles or costs, may not enhance the Group’s business, and may involve risks that could adversely affect the Group

The Group may enter into further strategic alliances with third parties that it believes will complement or augment its existing business. The Group’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Group’s business, and may involve risks that could adversely affect the Group, including significant amounts of management time that may be diverted from investment activities operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to the Group’s business or that the Group will be able to consummate future strategic alliances on satisfactory terms, or at all.

While the Company conducts due diligence with respect to investees, there are risks inherent in any investment. Specifically, there could be unknown or undisclosed risks or liabilities of investees for which the Company is not or will not be sufficiently indemnified. Any such unknown, undisclosed or unmitigated risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and enforcement related costs or other factors such as the failure to realize all of the benefits from its investments. Any of the foregoing risks and uncertainties could have a material adverse effect on Group’s business, financial condition and results of operations.

Unfavourable divestments could have a material adverse effect on the Company

In certain circumstances, the Company may decide, or be required, to divest any of its direct or indirect interests in certain investees. In particular, if any of the investees violate any applicable laws and regulations, the Company may be required to divest its indirect or direct interest in such investee or risk significant fines, penalties, administrative sanctions, convictions or settlements. There is no assurance that these divestitures will be completed on terms favourable to the Company, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on the Company may never be realized, or may not be realized to the extent the Company anticipates. Any required divestiture or an actual or perceived violation of applicable laws or regulations could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holdings (directly or indirectly) in the investees, the listing of its securities on applicable stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that may be required for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The Company relies upon the ability, judgment, discretion and good faith of key personnel, and the inability to attract, develop, motivate and retain highly qualified employees could have a material adverse effect on the Company’s business, financial condition and results of operations

The Company has relied upon the ability, judgment, discretion and good faith of its executive management team. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified employees, especially its key personnel. If the Company were to lose any members of the executive management or key employees, any inability to find suitable replacements at reasonable costs may have a material adverse effect on the Company’s business, financial condition and results of operations. Further, certain key personnel of the Company are subject to a security clearance by IMCA. There is no assurance that any of the Company’s key personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by any of those individuals to maintain or renew his or her security clearance, could result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if any such individual leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by applicable law, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations.

The Group relies on international advisors and consultants for its operations in foreign countries

The legal, regulatory, tax and accountant requirements in the foreign countries in which the Group may invest or operate in with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Group’s officers and directors must rely, to a great extent, on local legal and financial counsels and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Group’s business operations, and to assist with governmental relations. The Group must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance the Group’s understanding of and appreciation for the local business culture and practices. The Group also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Group’s control. The impact of any such changes may cause a material adverse effect to the Group’s business, financial condition, operating results and prospects.

Foreign market participation subjects the Group to the global capital markets and government authorities, which could have a material adverse effect on the Group’s business, financial condition and results of operations

Global capital markets have also recently experienced extreme volatility which may, in conjunction with the factors set out above and despite the actions of government authorities, contribute to a worsening of general economic conditions including, rising interest rates, high levels of inflation and unemployment, the unavailability of credit or the devaluation of currencies. Unexpected changes in these factors and financial market and economic conditions Group’s financial condition, profitability and cash flows, and may also have a negative effect on the valuation of, and the ability of the Group to exit or partially divest from, investment positions. Depending on conditions, the Group may incur substantial realized and unrealized losses in future periods, all of which may materially adversely affect its results of operations and the value of any investment in the Group.

The Group continues to monitor developments and policies in the foreign markets in which it operates or invests and assess the impact thereof to its operations; however, such developments cannot be accurately predicted. The realization of any of these risks may significantly impair the Group’s local operations and have a material adverse effect on the Group’s business, financial condition and results of operations.

These risks may also limit or disrupt the Group’s strategic alliances or investments, restrict the movement of funds, increase the Group’s costs, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may have a material adverse effect on the Group’s financial position and/or results of operations. In addition, the enforcement by the Group of its legal rights in foreign countries, including rights to exploit properties or utilize permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

Future acquisitions or dispositions could result in the failure to realize anticipated benefits of such transactions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including but not limited to the potential disruption of the Group’s ongoing business, distraction of management, the Company may become more financially leveraged, the failure to realize anticipated benefits of those transactions fully or at all, or may take longer to realize than expected, and loss or reduction of control over certain Group assets.

Despite the Company’s due diligence efforts, the presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

In addition, the Company’s strategic transaction decisions are based on the economic assessments made by the Company and its external advisors. Such economic assessments involve a series of assumptions regarding factors such as future cannabis prices, production requirements, expected revenue growth, cash flow and financing requirements, future capital expenditures and operating costs. Many of these factors are subject to change and are beyond the control of the Company. In addition, future acquisition or international expansion could require the Group to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, buildout, staff and regulatory compliance. If there is any significant negative change in any of these factors, the Group may experience a material adverse effect on its business, financial condition, operating results and prospects.

Foreign expansion efforts and operations could subject the Group to additional business risks, and the potential failure of the Group’s operating infrastructure to support such expansions could result in operational failures and regulatory fines or sanctions

The Group’s expansion into foreign jurisdictions is subject to additional business risks, including new or unexpected risks or could significantly increase the Group’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition, as well as operational, regulatory, compliance and reputational and foreign exchange rate risk. The failure of the Group’s operating infrastructure to support such expansions could result in operational failures and regulatory fines or sanctions. Additionally, there is no guarantee that the Group will be able to realize any of the anticipated benefits of any transactions related to the Group expansion strategy.

The Company has no U.S. operations

The Company and, to its knowledge, its subsidiaries do not currently engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities (“CSA Staff Notice 51-352”). To date, the Company has caused its investees to only conduct business and invest in entities in federally-legal jurisdictions by including appropriate representations, warranties and covenants in its agreements with investees. However, an investee may breach such obligations. Any such violation of such obligation would result in a breach of the applicable agreement and, accordingly, may have a material adverse effect on the business, operations and financial condition of Company.

The Company is subject to risks inherent in the agricultural business

The Company’s business involves the growing of cannabis products by third party suppliers, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although, the third-party cultivators the Company partner with carefully monitor the growing conditions with trained personnel and applicable equipment, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations. Any decline in production could have a material adverse effect on the Group’s business, operating results or financial condition.

Illegal market competition in the cannabis market could have a material adverse effect on Group’s business, operating results and prospects

As a participant of the cannabis market in international jurisdictions with varying regulations, the Group may be subject to competition from entities that conduct illegal cannabis business operations. Such entities may resort to competitive measures such as producing products with prohibited concentrations of THC and CBD or producing imitations of the Group’s products without the authorization or endorsement of the Group. If demand for these illegal products increases and local governments fail to regulate markets accordingly, the Group may experience a material adverse effect on its business, operating results and prospects.

Consumer perception of the Group’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products

The Group believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficiency and quality of the medical cannabis products produced. Consumer perception of the Group’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for products bearing the brands marketed and sold by the Group and the business, results of operations, financial condition, prospects and the Group’s cash flows.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis products in general, or the Group’s products specifically, or associating the consumption of medical cannabis products with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Group’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions

If the products the Group sells are not perceived to have the effects intended by the end user, its business may suffer. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry of various cannabis products. As a result, the Group’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Reputational risk to third parties could result in the failure to establish or maintain business relationships

The parties outside of the cannabis industry with which the Group does business may perceive that they are exposed to reputational risk as a result of the Group’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The failure of the Group’s IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact the Group’s financial condition, operating results and reputation

The Group’s operations will depend, in part, on how well it and its supply and distribution partners protect networks, equipment, information technology systems (“IT Systems”) and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Group’s operations also will depend on the timely maintenance, upgrade and replacement of networks, equipment, IT Systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of IT Systems or a component of IT Ssystems could, depending on the nature of any such failure, adversely impact the Group’s financial condition, operating results and reputation.

Cybersecurity risks could adversely impact the Group’s financial condition, operating results and reputation

The Group’s information systems and its third-party service providers and vendors are vulnerable to increasing threat of continually evolving cybersecurity risks, resulting in data breaches and data losses. These risks arising from events including without limitation malware, computer viruses, employee error, extortion, malfeasance, system errors, and hacking. In order to minimize the risk of these events from occurring, the Group is performing timely maintenance, upgrade and replacement of networks, equipment, IT systems and software and other protective measures. However, any failure or delay in maintaining, upgrading or replacing such systems and software could materially increase the risk of cybersecurity incident and data breach or data loss, and the Group may experience operational delays, information system failures, and/or increases in capital expenses. Ultimately, the Group’s business, financial condition, operating results and reputation may be impacted adversely by such occurrences.

The Group has not experienced any material losses to date relating to cybersecurity-attacks or other information security breaches, but there can be no assurance that the Group will not incur such losses in the future. The Group’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Group may be required to expend additional resources to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Any theft of personal information about the Group’s patients and customers or privacy breach could have a material adverse effect on the Group’s business, financial condition and results of operations

The Group collects and stores certain personal information about its patients and customers and is responsible for protecting that information from privacy breaches. A privacy breach may occur through certain threats, including, without limitation, procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions, computer viruses, and cyber-attacks. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Group’s business, financial condition, and results of operations.

In addition, there are several Israeli, German and European federal and provincial laws, rules and regulations protecting the privacy and confidentiality of certain patient health information, and private information including patient records, and employee information, and restricting the collection, use transfer, storage, disposal and disclosure of that protected information. The interpretation and enforcement of such laws and regulations are uncertain, are subject to change and may require the Group to incur substantial costs to monitor and implement compliance with any additional requirements.

In the EU’s GDPR governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S., enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to EUR 20 million or four percent of the annual global revenues of the infringer, whichever is greater. In addition, certain breaches of the GDPR may result in regulatory investigations, reputational damage and civil lawsuits including class action lawsuits. In the State of Israel, privacy rights and obligations are mainly regulated under the Protection of Privacy Law, 5741-1981 (the “Israeli Privacy Law”) and the regulations promulgated thereunder (mainly the Protection of Privacy (Data Security) Regulations, 5777-2017 and the Protection of Privacy (Transfer of Data Abroad) Regulations, 5761-2001) (the “Israeli Privacy Regulations”). Under the Israeli Privacy Law, ‘information’ and ‘sensitive information’ includes information such as those related to a person’s health, personality, intimate affairs, financial condition, faith and opinions. The Israeli Privacy Law impose obligations related to database registration, notice, disclosure and use restrictions on an ‘owner’ of a database, and the Israeli Privacy Regulations set forth the security measurements to be implemented and the rules related to the transfer of personal information. Violation of the Israeli Privacy Law could lead to a criminal investigation or an administrative enforcement procedure on behalf of the Israeli Privacy Protection Authority, as well as an administrative fine imposed pursuant to the Administrative Offenses Law, 5746-1985. In addition, legal remedies such as statutory compensation of up to NIS 50,000 are available to successful claimants of privacy violations.

Additional jurisdictions in which the Group operates or in which it may enter in the future, also have data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information. The interpretation and enforcement of such laws and regulations are uncertain, are subject to change and may require the Group to incur substantial costs to monitor and implement compliance with any additional requirements. Failure to comply with data protection laws and regulations could result in government enforcement actions, litigation and/or adverse publicity and could negatively affect the Group’s operating results, business and prospects.

The price of cannabis products is affected by numerous factors beyond the Group’s control

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Group. The Group’s operating incomes may be significantly and adversely affected by a decline in the price of cannabis products and will be sensitive to changes in the price of cannabis products and the overall condition of the cannabis industry, as the Group’s profitability is directly related to the price of cannabis products. The price of cannabis products is affected by numerous factors beyond the Group’s control. Any price decline may have a material adverse effect on the Group’s business, financial condition and results of operations.

Fraudulent or illegal activity may cause a material adverse effect on the Group’s business, reputation, financial condition, and results of operations.

The Group’s employees, independent contractors and consultants may expose the Group to additional risk if they engage in fraudulent or other illegal activity prohibited by relevant laws. Although the Group has set preventative measures in place to minimize such fraud or illegal activities from occurring, there is no guarantee that the measures will be effective. If the measures fail and fraud or illegal activities take place, the Group may be subject to lawsuits for failure to comply with regulations and be ordered to pay such penalties as prescribed by the court if found to be in violation. Thus, the occurrence of fraud or illegal activities may cause a material adverse effect on the Group’s business, reputation, financial condition and results of operations.

Corruption and anti-bribery law violations could cause severe penalties and other consequences that may have a material adverse effect on its business, reputation, financial condition and results of operations

The Group’s business is subject to applicable anti-corruption or anti-bribery laws to which the Group is or may become subject, which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Group is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Group’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Group’s policies and procedures and anti-bribery laws for which the Group may be held responsible. The Group’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Group’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Group’s employees or other agents are found to have engaged in such practices, the Group could suffer severe penalties and other consequences that may have a material adverse effect on its business, reputation, financial condition and results of operations.

The Group uses intellectual property protections such as trademarks, trade secrets and contractual confidentiality obligations in order to protect its products, brands and technologies

The Group uses intellectual property protections such as trademarks, trade secrets and contractual confidentiality obligations in order to protect its products, brands and technologies. The administrative task of maintaining such protections across multiple jurisdictions can result in high costs to the Group. The Group would also be required to pay for any costs attributed to the enforcement of intellectual property protections. In addition, in any infringement proceeding, some or all of the Group’s intellectual property rights or other proprietary know-how, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could create the risk of invalidation or narrow interpretation of the Group’s affected intellectual property rights. Such results could cause a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Furthermore, the possession of intellectual property protections does not completely eliminate the risk of litigation. Even with such protections properly registered, the Group is still vulnerable to infringement claims and would be liable for the costs of defending such claims. If the claims succeed, the Group would be liable for the costs of the resulting court orders and may need to negotiate licensing of the intellectual property rights from third-party owners.

In addition, despite any intellectual property protections in place, unauthorized parties may attempt to replicate or otherwise obtain and use the Group’s trademarks, know-how, trade secrets, products or technology. Identifying unauthorized use of intellectual property rights is difficult as the Group may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as illegal distributers, and the processes used to produce such products. The Group makes no assurance that it will successfully identify unauthorized replication, acquisition or use of the Group’s trademarks, know-how, trade secrets, products, or technology before the effects of such actions cause a material adverse effect on the Group’s business, financial condition, results of operation and prospects.

Company is subject to the rules and regulations of the Canadian Stock Exchange and the Nasdaq Capital Market

The Common Shares and Warrants began trading on the CSE on November 5, 2019 and November 19, 2019, respectively. The Common Shares began trading on Nasdaq on March 1, 2021.

The Company is subject to the rules and regulations of Nasdaq and the CSE. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if its Common Shares remain listed on Nasdaq. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable Nasdaq or CSE continued listing standards within any projected timeframes, or at all, and maintain listing status on either Nasdaq or CSE.

The Company was previously subject to a deficiency notice from Nasdaq that was adequately resolved via a share consolidation conducted by the company. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company’s Common Shares and/or Warrants from the CSE and/or the Company’s Common Shares from Nasdaq. Such events may have material adverse effects on the Company’s business and financial condition.

Significant sales of the Company’s listed securities could depress the market price of the Company’s securities and impair the Company’s ability to raise capital

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Company’s securities and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity.

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings, or a holder of a convertible security’s underlying relative interest, in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with any such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances, subject to applicable stock exchange policies. Moreover, additional Common Shares will be issued by the Company on the full exercise of Options, Broker Compensation Options, RSUs and Warrants, issued or to be issued by the Company in the future, and the exercise of any resulting convertible securities of such as applicable.

As of the date of this Annual Report, the issuances of Options are limited by the Option cap set as 10% of the outstanding Common Shares (on a non-diluted basis) on each grant date of an option (the “Option Cap”). Subject to shareholder approval, the Option Cap may be increased to a higher percentage of Common Shares issued and outstanding. As a result, additional dilution may occur if more options are issued under an increased Option Cap.

Additionally, on March 31, 2021, the Company filed the Final Shelf Prospectus, which allows the Company to offer for sale up to US$250,000,000 in Qualified Securities of the Company for an effective period of 25 months. Any issuances of Qualified Securities under a supplement to the Final Shelf Prospectus may dilute a shareholder’s holdings or a holder of a convertible security’s underlying relative interest, in the Company.

The Company’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of its subsidiaries and investees and the distribution of those earnings to the Company

IMC is a holding company. Substantially all of the Company’s operating assets are the capital stock of its subsidiaries and arrangements with investees. Substantially all of the Company’s business is conducted through subsidiaries or investees, which are separate legal entities. Consequently, the Company’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of its subsidiaries and investees and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

The Company has not paid any dividends on the outstanding Common Shares and maintains no current intention to declare dividends in the foreseeable future

The Company has not paid any dividends on the outstanding Common Shares, and the Company maintains no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

The market price of the Company’s Common Shares and Warrants may fluctuate, which may have a material adverse effect on the Company’s operations, financial condition and operating results

The market price of the Common Shares and Warrants may fluctuate to a wide degree as a result of a number of factors, including without limitation market conditions, financial analyst predictions, changes in law, press releases and public filings of the Company, operational activity and results and competitor activity. In particular, the dual-listing of the Common Shares on the CSE and the Nasdaq may result in higher volatility as a result of the exposure to both U.S. and Canadian financial market conditions. Overall, such factors, whether related or unrelated to operational performance of the Company, may cause a temporary or non-temporary negative pressure on prices of the Company’s securities or assets. If the negative pressure on prices arising from these factors persist, impairment losses may be recorded and the Company could experience a material adverse effect on its operations, financial condition and operating results.

The failure to design, develop or maintain effective internal controls may affect the Company’s ability to prevent fraud, detect material misstatements, and fulfill reporting obligations

Effective internal controls are required for the Company to provide reasonable assurance that its financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect the Company’s ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in the Company’s ability to report timely, accurate and reliable financial and other information, which may expose the Company to certain legal or regulatory actions, thus negatively impacting its business and financial condition, including the liquidity and/or market value of its securities.

The possible lack of liquidity of securities may cause difficulty for security holders to re-sell securities at desired prices

Despite the listing of the Common Shares and Warrants on public exchanges, there is no guarantee to security holders that the securities will be sufficiently liquid to any degree without a substantial decrease in price, particularly if selling significant quantities within a short time frame. Accordingly, there is a possibility that a lack of liquidity may cause difficulty for security holders to re-sell securities at desired prices.

The Group’s debtors may default on payments owed to the Group

The Group may be owed current or long-term debts such as accounts receivables over the course of its operations. As a result, the Group may be exposed to the risk of debtor defaults on payments as they come due. The Company makes no guarantee on the level of credit risk that it will hold at any given time but intends to minimize this risk as determined by the Board.

The Group is subject to the inherent liquidity risk that it will not be able to pay its financial obligations as they become due

The Group is subject to the inherent risk that it will not be able to pay its financial obligations as they become due. In light of its recent negative cash flows, the Company monitor liquidity risk carefully and plan its liquid holdings strategically to avoid any payment defaults.

The Group’s liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. As The Group manage its liquidity risk by reviewing its capital requirements on an ongoing basis.

There is a risk that losses will be incurred by the Group if there is an adverse shift in exchange rates or increases in prevailing interest rates

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes exchange rate risk and interest rate risk.

Exchange rate risk is the risk of loss arising from changes to foreign exchange rates. As the Group is a party to certain international contracts that require the Group to make or receive payments in foreign currencies, there is a risk that losses will be incurred if there is an adverse shift in exchange rates.

Interest rate risk pertains to the risk of loss arising from changes in prevailing interest rates. Any increases in prevailing interest rates may increase interest expenses paid by the Group on any long-term debt.

The Company is dependent upon the global capital markets to raise capital by equity or debt financing

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it continues to develop its operations. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s securities.

Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, war, natural disasters, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favorable to the Company. Increased levels of volatility and market turmoil can adversely impact the Group’s operations and the value, and the price of the Common Shares and/or Warrants could be adversely affected.

In addition, there is a risk that one or more of the Group’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

A judgment against any member of the Group in excess of available insurance coverage could have a material adverse effect on the Group in terms of damages awarded and negatively impact the reputation of the Group

The Group maintains various types of insurance which may include product liability insurance (see “Potential Product Liability” below), errors and omission insurance, directors and officers’ insurance, trustees’ insurance, property coverage and general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Group in excess of available coverage could have a material adverse effect on the Group in terms of damages awarded and negatively impact the reputation of the Group.

The insurance purchased by the Group cannot cover all risks that the Group is exposed to, and any uninsured amounts of liabilities incurred by member(s) of the Group may be paid directly by such members

The insurance purchased by the Group cannot cover all risks that the Group is exposed to. Additionally, some insurance policies are outside of budget limitations and are therefore elected to be excluded. There is no guarantee that any insurance coverage maintained by any member(s) of the Group will sufficiently cover any or all liabilities incurred by that Group member. Any uninsured amounts of liabilities incurred by member(s) of the Group may be paid directly by such members. Accordingly, such direct payments may have a material adverse effect on the Group’s business, results of operations, and financial condition.

The Group’s products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury

Focus, Adjupharm and the Israeli Licensed Companies are producers and/or importer and/or distributors and/or sellers of products designed to be ingested or inhaled by humans. Such products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of such products involve the risk of injury or loss to consumers or patients due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or patients or other third parties. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

The Group may be subject to various product liability claims, including, among others, that products manufactured, imported, distributed, stored or sold by the Group or bearing one of the Group’s brands caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Group could result in increased costs, could adversely affect the Group’s reputation with its clients, patients and consumers generally, and could have a material adverse effect on the Group’s results of operations and financial condition.

There can be no assurances that the Group will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Group’s products.

Members and/or representatives of the Group are or may become parties to litigation from time to time in the ordinary course of business that could adversely affect the Group’s business

Certain members and/or representatives of the Group are parties to certain legal proceedings or investigations, including the Construction Allegations and Proceedings, and certain legal proceedings as described in “Legal Proceedings” below. Should such Group members and/or representatives fail to receive favorable decisions at the conclusion of these legal proceedings or incur significant costs in litigation thereof, the Group’s business, financial condition or operating results may be subject to a material adverse effect.

Members and/or representatives of the Group are or may become parties to litigation from time to time in the ordinary course of business that could adversely affect its business. Should any litigation in which the Group members and/or representatives become involved be determined against such Group members and/or representatives, such a decision could adversely affect the Group’s ability to continue operating and the market price for the Common Shares and/or Warrants. Even if such Group members and/or representatives are involved in litigation and win, the litigation process can consume significant resources of the Group.

A failure of the Group’s quality control systems could result in significant costs incurred in replacing, destroying or repurposing defective inventory, providing replacement products to its customers or recalling such products

The quality and safety of the Group’s products and products purchased from third party suppliers are critical to the success of the Group’s business and operations. As such, it is imperative that the Group’s (and its service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although the Group strives to ensure that it and all of its service providers have implemented and adhere to high calibre quality control systems, the Group could experience a significant failure or deterioration of such quality control systems. A failure of the Group’s quality control systems could result in significant costs incurred in replacing, destroying or repurposing defective inventory, providing replacement products to its customers or recalling such products. The Group may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in the Group’s brands whether affected or not and such brand reputation may be materially damaged. Any loss of sales volume from a contamination event may affect the Group’s ability to fulfill its contractual obligations. During this time, the Group’s competitors may benefit from an increased market share that could be difficult and costly to regain.

If the Group’s products are recalled due to an alleged product defect or for any other reason, the Group could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall and may lose a significant amount of sales

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If products are recalled due to an alleged product defect or for any other reason, the Group could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

The Group may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Group has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Group’s significant brands were subject to recall, the image of that brand and the Group could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Group’s products and could have a material adverse effect on the results of operations and financial condition of the Group. Additionally, product recalls may lead to increased scrutiny of the Group’s operations by the applicable regulatory body, including but not limited to MOH or BfArM or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Inaccuracies in forecasting market conditions could have a material adverse effect on the Group’s business, financial condition and results of operations

The Group’s sales forecasts are largely dependent on the Group’s own market research. There is no assurance pertaining to the accuracy of the Group’s predictions regarding the cannabis industry. Any assumptions made in producing forecasts may be inaccurate as a result of external factors that are unpredictable to the Group. Such inaccuracies could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s business may be negatively impacted by catastrophic events, natural disasters, severe weather and disease

The Group’s business may be negatively impacted by a number of events that are beyond its control, including cyber-attacks, energy blackouts, pandemics, terrorist attacks, acts of war, earthquakes, hurricanes, tornados, fires, floods, ice storms or other catastrophic events. Further, the Group relies on certain suppliers and distribution partners whose businesses may be impacted by the occurrence of any of the foregoing events. Catastrophic events can evolve rapidly and their impacts can be difficult to predict. There can be no assurance that the occurrence of a catastrophic event or the associated consequences will not disrupt the Group’s operations, ability to carry on business or supply and distribution chains. In addition, liquidity and volatility, credit availability, market and financial conditions and cannabis cultivation, supply and distribution conditions, among other critical factors to the Group’s business, could change at any time as a result. These events and any associated consequences may cause a material adverse effect on the business, financial condition and results of operations of the Group. A catastrophic event, including an outbreak of infectious disease, a pandemic or a similar health threat, such as the COVID-19 pandemic, or fear of any of the foregoing, could adversely impact the Group and its ability to maintain normal operations. Although the Group has taken proactive measures throughout the COVID-19 pandemic to protect the health and safety of its employees, to continue delivering high quality cannabis products to patients and to maintain its balance sheet, the current global uncertainty with respect to the spread of the COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Group’s business in the coming months.

The Group is subject to a variety of anti-money laundering laws and regulations

The Group is subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime, including any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally. In the event that any of the Group’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments were found to be contrary to money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may not be able to effectively enforce security over underlying assets, which could have a material adverse effect on the Group

There is no guarantee that the Group will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes an investee from performing its obligations under an agreement with any member of the Group, the Group would have to enforce its security interest. In the event that the investee has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Group. In addition, bankruptcy or other similar proceedings are often a complex, lengthy and expensive process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

If the Group is unable to enforce its security interests due to any reasons including regulatory reasons related to its cannabis activity, there may be a material adverse effect on the Group.

The Company, its officers and directors may be subject to various potential conflicts of interest, which could adversely affect Company operations

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In some cases, the executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company and its affairs, and that could adversely affect Company operations. These business interests could require significant time and attention of the Company’s executive officers and directors. In addition, the Company may also become involved in other transactions which conflict with the interests of the Company’s directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests.

In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, directors are required to act honestly, in good faith and in the Company’s best interests.

The Company is a foreign private issuer under United States Securities Laws

The Company is a “foreign private issuer”, as defined in Rule 405 under the Securities Act of 1933, as amended (the “U.S. Securities Act”), and Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is therefore not subject to the same requirements that are imposed upon U.S. domestic issuers by the United States Securities and Exchange Commission (the “SEC”). Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Loss of foreign private issuer status under United States securities laws could increase the Company’s regulatory and compliance costs

In order to maintain its status as a foreign private issuer, a majority of the Company’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Loss of emerging growth company status under United States securities laws could increase the Company’s regulatory and compliance costs

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

The Group operates in multiple jurisdictions and is subject to currency fluctuations

The Group currently has assets and operations in Israel and Germany and transact business in such jurisdictions and in additional jurisdictions such as Canada in the local currency.  As of December 31, 2022, a portion of the Group’s financial assets and liabilities held in NIS, Euros, Canadian and U.S. dollars consist of cash and cash equivalents. The Group’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time. Currency fluctuations could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Company’s shareholding in other entities is subject to price fluctuations

The Company’s investments in unlisted shares are sensitive to the market price risk arising from uncertainties about the future value of these investments. The Company manages the price risk through diversification and tight management attention. The Board reviews and approves all decisions related to investments in shares.

Conflict and political instability in eastern Europe

The first part of 2022 has seen significantly higher levels of volatility in global markets due to market participants’ reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia’s invasion of Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia’s invasion of Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe would cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

Judicial and legislative reforms in Israel

During February and March 2023, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Groups’ ability to operate in the Israeli market, which derives, among other, from: exposure to currency exchange rate and interest rate, reduced sales due to disruptive days and lower probability for capital investments.

CCAA Proceedings

On February 22, 2023, the Monitor issued the Monitor’s Third Report in respect of the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Trichome Group that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Trichome Group terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Trichome Group’s business and assets, including the brands and other intellectual property owned by the Trichome Group. As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company is subject to the priorities of other stakeholders in the CCAA proceedings and will likely realize no return in the restructure of the Trichome Group business.

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

Name, Address and Incorporation

The Company was incorporated as “Nirvana Oil & Gas Ltd.” pursuant to a Certificate of Incorporation issued under the Business Corporations Act (British Columbia) (the “BCBCA”) on March 7, 1980.  Since 2019, the Company is acting in the medical cannabis industry.

The Company’s Common Shares trade under the ticker symbol “IMCC” on both the Nasdaq and the CSE as of March 1, 2021 and November 5, 2019, respectively.

On June 22, 2018, the Company completed a consolidation of its Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares.

On October 4, 2019, in connection with the Reverse Takeover Transaction (as defined below), the Company effected a consolidation of its Common Shares on the basis of one post-consolidation Common Share for every 2.83 pre-consolidation Common Shares, changed its name to “IM Cannabis Corp.” and changed its business from mining to the international medical cannabis industry.

On February 12, 2021, in connection with its Nasdaq listing application, the Company effected the Consolidation (as defined below) on the basis of one post-Consolidation Common Share for every four pre-Consolidation Common Shares.

On November 17, 2022, in connection with regaining compliance with Nasdaq’s continued listing standards, the Company effected a consolidation of its Common Shares on the basis of one post-consolidation Common Share for each ten pre-consolidation Common Shares (the “2022 Consolidation”), which was approved by shareholders at the Company’s annual and special meeting of shareholders held on October 20, 2022.
The Company’s head office is located at Kibbutz Glil Yam, Israel and its registered office is located at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, British Columbia, V6C 2B5, Canada.

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.imcannabis.com; our telephone number is 077-4442333.

Events in the Development of the Business

DEVELOPMENTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

First Import to Israel of Cannabis from the Company’s Canadian Facility

On January 19, 2022, Focus imported premium indoor-grown Canadian cannabis flowers from TJAC, and an additional supply partner. The Group commenced the sale of imported cannabis flowers under its WAGNERS™ brand in the Israeli medical cannabis market as of February 2022.

Revolving Credit Facility Agreement with an Israeli Bank- Bank Mizrahi

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (6.25% per annum as of December 31, 2022). As of December 31, 2022, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of December 31, 2022 Focus withdrew $5,084,000.

Acquisition of Leading Israeli Retailer and Distributor – Pharm Yarok Group

On March 14, 2022, pursuant to an agreement entered into on July 28, 2021, IMC Holdings completed the acquisition of 100% of the issued and outstanding shares of Pharm Yarok, a leading medical cannabis pharmacy located in central Israel, and Rosen High Way, a trade and distribution center providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel (collectively, the “Pharm Yarok Transaction”). The Pharm Yarok Transaction closed upon receipt of all requisite approvals, including the IMCA approval, for an aggregate consideration of NIS 11,900,000 (approximately $4,600,000), of which NIS 8,400,000 (approximately $3,300,000) was paid in cash upon signing the definitive agreement, and NIS 3,500,000 (approximately $1,300,000) paid upon closing. As part of the Pharm Yarok Transaction, the Company also acquired 100% of the shares of and HW Shinua, an applicant for a medical cannabis transportation license, for no additional payment, however the completion of such acquisition is pending receipt of the requisite approval from the IMCA. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way on March 14, 2022. A total of 523,700 Common Shares were issued at a deemed price of $2.616 for aggregate proceeds of approximately $1,370,000. The calculation of the deemed price was based on the average closing price of Common Shares on the CSE over the 8 trading day period immediately preceding March 14, 2022.

Acquisition of Leading Israeli Pharmacy – Vironna

On March 14, 2022, pursuant to an agreement entered into on August 16, 2021, IMC Holdings completed the acquisition of 51% of the issued and outstanding ordinary shares of Vironna (the “Vironna Transaction”), a pharmacy licensed to dispense and sell medical cannabis and is one of the leading pharmacies serving patients in the Arab population in Israel. The Vironna Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Vironna Transaction was completed for total consideration of NIS 8,500,000 (approximately $3,330,000), comprised of NIS 5,000,000 (approximately $1,950,000) in cash and NIS 3,500,000 (approximately $1,350,000) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 3,750,000 (approximately $1,470,000) was paid at signing of the definitive agreement and the remaining NIS 1,250,000 (approximately $490,000) was paid post-closing of the Vironna Transaction and during the first quarter of 2023. In satisfaction of the share consideration component, the Company issued 485,362 Common Shares at a deemed issue price of US$2.209 per share (approximately $2.8092), calculated based on the average closing price of the Common Shares of on the NASDAQ for the 14 trading day period immediately preceding closing. The shares issued were subject to a staggered three-month lockup commencing on the date of issuance.

Entering the Retail Segment in Israel by Acquiring Panaxia’s Largest Retail and Online Pharmacy Business

On March 14, 2022, IMC Holdings acquired a medical cannabis storage and distribution license (trading house) from Panaxia (the “Panaxia GDP License”) as part of the Panaxia Transaction, following receipt of the requisite IMCA approval, and assigned it to IMC Pharma in accordance with the terms of the Panaxia Transaction.

The Panaxia Transaction (the “Panaxia Transaction”) is further described in the Company’s annual information form dated March 31, 2022 that is available on the Company’s SEDAR profile at www.sedar.com. For further information on the Panaxia Transaction please see “Events Following the Financial Year Ended December 31, 2022” section below.

Acquisition of Jerusalem’s Leading Medical Cannabis Pharmacy – Oranim Pharm

On March 28, 2022, pursuant to an agreement entered into on December 1, 2021, IMC Holdings completed the acquisition of 51.3% of the outstanding ordinary shares of Oranim Plus, who holds 99.5% of the rights in the partnership “Oranim Pharm”, resulting in IMC Holdings owning 51% of the rights in “Oranim Pharm”, which is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area (the “Oranim Transaction”). The Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Oranim Transaction was completed for total consideration of NIS 11,940,000 (approximately $4,600,000), comprised of NIS 10,404,000 (approximately $4,000,000) and NIS 1,536,000 (approximately $600,000) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 5,202,000 (approximately $2,000,000) paid at signing of the definitive agreement and NIS 5,202,000 will be payable in several installments throughout 2023 and until February 15, 2024. In satisfaction of the share consideration component, the Company issued 251,001 Common Shares at a deemed issue price of US$1.90 per share (approximately $2.37), calculated based on the average closing price of the Common Shares on the Nasdaq Capital Market for the 14 trading day period immediately preceding March 28, 2022. The shares issued were subject to a staggered three-month lockup commencing on the date of issuance.

Closure of Sde Avraham Farm in Israel

On April 6, 2022, the Company announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, In Q2 2022, the Company closed its cultivation facility in Sde Avraham, Israel (the “Focus Facility”) to concentrate on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers. In July 2022, Focus Medical received an IMCA license which allows it to continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies despite the closure of the Focus Facility (the “Focus New License”). To supplement growing demand, the Company plans to continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

Biome Grow Inc. Default

On April 4, 2022, the Company issued a Notice of Event of Default and Acceleration (the “Notice of Default”) to Biome Grow Inc. (the “Guarantor”) and its subsidiary, Cultivator Catalyst Corp. (together with the Guarantor, the “Obligors”), for a total outstanding principal plus accrued and unpaid interest of approximately $2,680 (the “Biome Loan”). The Company issued the Notice of Default after several failed attempts to engage the Obligors regarding an extension and repayment of the Biome Loan.

On April 20, 2022, the Company issued a demand letter to the Obligors seeking immediate payment, along with a Notice to Enforce Security pursuant to section 244 of the Bankruptcy and Insolvency Act (Canada). On May 3, 2022, MYM filed an application with the Superior Court of Justice in Ontario (the “Superior Court”) to appoint a receiver to take control of the Obligors’ assets, including the security, to effect repayment of the Biome Loan.

The Biome Loan and related security agreements were entered into in July 2020, approximately one year prior to the Company’s acquisition of MYM. As part of the Biome Loan, the Obligors agreed to repay all outstanding principal and accrued and unpaid interest no later than January 31, 2022. The amount of the Biome Loan and interest payable is secured by assets held in escrow by the Obligors pursuant to a general security agreement (the “Collateral”).

On May 12, 2022, the Company applied to and received from the Superior Court an interim order to, among other things, freeze the assets of the Obligors including the assets, which comprise MYM’s Collateral for the Biome Loan. MYM has applied to the Superior Court, which granted MYM’s request for the receivership of the assets of the Obligors and has scheduled an in-person hearing for the receivership application on September 12, 2022.

In September 2022, MYM and the Obligors reached an agreement and signed a term sheet for the settlement of the receivership application and amendment to the Biome Loan (the “Biome Term Sheet”). The Biome Term Sheet was signed on September 9, 2022, prior to the September 12, 2022 in-person receivership application hearing with the Superior Court. The Superior Court approved the adjournment of the receivership application, pending the implementation of the settlement outlined in the Biome Term Sheet, pursuant to which, the Biome Loan will continue to bear interest at a rate of 8% per annum on the principal balance of the Biome Loan, compounding every four months on the aggregate balance of the outstanding principal balance plus all accrued and unpaid interest (the “Indebtedness”). The Biome Loan matures December 9, 2023 unless extended through mutual agreement by both parties.

Based on the Biome Term Sheet, the Obligors are required to make a payment to MYM on December 31, 2022. The value of the payment on December 31, 2022 will depend on the volume weighted average price (the “VWAP”) of the Company’s common shares during the final ten trading days of November 2022. The repayment will be 5% or 10% of the total Indebtedness, depending on the VWAP over that period of time.

On October 4, 2022, a loan amendment agreement (“Settlement Agreement”) was executed in line with the terms noted in the Biome Term Sheet.

The Obligors did not make payment to MYM on December 31, 2022 as required under the Biome Settlement Agreement and the parties are discussing modifications to the Settlement Agreement. As a result of the Settlement Agreement, the Biome Loan was considered extinguished under IFRS 9 Financial Instruments and a gain of $239 was recognized during 2022. As of November 7, 2022 the Biome Loan is deconsolidated as part of the deconsolidation of Trichome.

NASDAQ Compliance Notice and Common Share Consolidation

In order to maintain the listing of the Common Shares on the Nasdaq, the Company must comply with Nasdaq’s continued listing requirements which require, amongst other things, that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Requirement”)

On July 13, 2022, the Company received written notification from Nasdaq (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company had until January 9, 2023, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement.

On October 20, 2022, the Company obtained shareholder approval for the consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares at the Company’s annual and special meeting of shareholders held on October 20, 2022.

On November 17, 2022 the 2022 Consolidation was effected and the Company regained compliance with the Minimum Share Price Listing Requirement on December 5, 2022. Following the Consolidation (or reverse split), the Common Shares continued to trade on Nasdaq under the symbol “IMCC”.

Canadian Restructuring

On August 5, 2022, the Company commenced a restructuring plan in Canada through which it is taking a disciplined approach to spending and implementing cost efficiencies (the “Canadian Restructuring”). The Company entered into an agreement to sell all of the issued and outstanding shares of Sublime on an “as is, where is” basis to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of approximately $100,000 less working capital adjustments, for a final net purchase price of $89,000 (the “Sublime Transaction”). The Sublime Transaction included the sale of Sublime’s lease obligation of the approximately 930 square metre cultivation and storage facility and Sublime’s related operations.

The Canadian Restructuring also included halting cultivation at the facility operated by Highland in Antigonish, Nova Scotia, which continues to be used for packaging and storage, and a workforce reduction throughout its Canadian operations.

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Company aims for a leaner organization with a primary focus on achieving profitability in 2023.

The Canadian operations are held through the Trichome Group and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Trichome Group and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

In connection with the CCAA Proceedings, TJAC, as borrower (the “Borrower”), the remaining members of the Trichome Group, as guarantors and Cortland Credit Lending Corporation, as agent for and on behalf of itself and certain lenders (the “DIP Lender”), entered into a debtor-in-possession facility agreement dated November 6, 2022 (as amended, the “DIP Agreement”). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the “DIP Facility”). In accordance with the DIP Agreement, the DIP Facility is to be used during the CCAA Proceedings by the Borrower to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by the Trichome Group to the DIP Lender. The current DIP Lender’s charge approved by the Court is up to the maximum amount of $4,875,000.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Trichome Group to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Trichome Group; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (“L5”) dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, Trichome Group’s business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Trichome Group that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Trichome Group terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Trichome Group’s business and assets, including the brands and other intellectual property owned by the Trichome Group.

The Monitor’s Third Report also reported on the financial situation of the Trichome Group advising that due to the Trichome Group’s financial performance and the termination of the Stalking Horse Purchase Agreement, the DIP Lender informed the Trichome Group that the DIP Lender would only fund expenses required for a wind-down of the Trichome Group’s business and as such, the Trichome Group will not have the ability to pay unpaid payables that are not required to be paid in connection with the wind-down. The Trichome Group has advised that it will not purchase additional goods or services without the prior consent of the Monitor.

Most recently, on March 9, 2023, the Court issued an order extending the Stay until April 21, 2023 in order to allow the Trichome Group to complete the orderly wound-down of its operations.

Non-brokered Private Placement of Common Shares

On August 19, 2022, the Company announced a non-brokered private placement offering of Common Shares (the “2022 Private Placement”) for aggregate gross proceeds of up to US$5,000 led by the Company’s management and executive team.

On August 24, 2022, the Company announced that it closed the first tranche of the 2022 Private Placement, consisting of 488,749 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$2,444,000. Certain insiders of the Company, including its Chief Executive Officer (“CEO”) and Director and Chief Financial Officer (“CFO”), among others, subscribed for an aggregate of 156,349 Common Shares in the first tranche of the 2022 Private Placement for aggregate proceeds of approximately US$782,000.

On October 6, 2022, the Company announced that it closed the second tranche of the 2022 Private Placement of 111,250 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$556,000 increasing the total amount raised from the 2022 Private Placement to approximately US$3,000,000. Marc Lustig, Executive Chairman and Director of the Company, subscribed for 111,250 Common Shares in the second tranche for aggregate proceeds of US$556,000.

Changes to the Board

On September 13, 2022, the Company announced that Einat Zakariya and Moti Marcus were appointed to the Board. Einat Zakariya and Moti Marcus replaced Vivian Bercovici and Haleli Barath, who resigned to pursue other opportunities.

Einat Zakariya is the current CEO and partner of LIV collection, a brand subsidiary of Ewave Holdings Ltd., and CEO and Partner of Ewave Nadlan International Investments Ltd. Ms. Zakariya has proven expertise in the real-estate industry and brings vast experience in CEO roles as well as strategic consulting, marketing, advertising, and sales. She previously sat on the boards of several major organizations.

Moti Marcus is the current CEO of Packer Quality Materials, one of the largest companies in Israel for the sale and processing of special and unique metals. Mr. Marcus has a strong track record in CFO roles, management, and mergers and acquisitions. He has served on the boards of several institutions and is a member of the Israel Ministry of Finance “Team of Select Directors.”

The Company and SNDL Inc. Export to Israel

On September 15, 2022, the Company and SNDL Inc. (“SNDL”) announced that SNDL completed its initial international export of approximately 167 kilograms of premium dried flower from Canada to Israel as part of its total commitment with the Company. SNDL and the Company have agreed to the aggregate export of 1,000 kilograms of high-quality dried flower products for processing and distribution in the Israeli medical cannabis market, according to the terms and conditions of the agreement between the parties.

Loan from ADI

On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500,000 (approximately $4,045,000) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistic Centerof Adjupharm. In addition, the Company’s CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

Launch of BLKMKT™ Brand in Israeli Medical Cannabis Market

On October 12, 2022, the Company and Avant Brands Inc. (“Avant”) announced the signing of an international trademark licensing agreement (the “Licensing Agreement”) granting the Company the exclusive right to launch the BLKMKT™ brand in the Israeli medical cannabis market. Under the terms of the Licensing Agreement, a subsidiary of Avant will license the Company’s premium- cannabis flagship BLKMKT™ brand to an Israeli subsidiary of the Company for use on the Company’s medical cannabis product packaging. All such packaging will contain cannabis cultivated exclusively by Avant, and sold to the Company’s affiliates. The integration of unique and exclusive varieties of the high-quality BLKMKT™ brand into the Company’s current premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between the Avant and the Company over the past two years. The Licensing Agreement signals the Company’s commitment to implementing a premium strategy and acts as another step to establish the Company’s leadership of the ultra-premium segment in Israel.

Annual General and Special Meeting

On October 20, 2022, the Company held an annual and special meeting at which time all matters put to shareholders were approved including, but not limited to, the election of directors to the Board, appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global as auditor of the Company, the adoption of new modernized articles of the Company, and the approval of the Consolidation, to be effected as and when determined by the Board. On November 17, 2022, the Consolidation was effected.

Loan to Telecana

On November 29, 2022, the Company’s subsidiary, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and the sole shareholder of Telecana, whereby IMC Holdings will loan NIS 1,545,000 (approximately $595,000) to Telecana according to the following advance schedule: NIS 45 on January 15, 2023; NIS 250,000 on January 31, 2023; NIS 500,000 on February 28, 2023; NIS 500,000 on April 5, 2023; and NIS 250,000 on May 5, 2023. Telecana is in the advanced stages of opening a pharmacy, and intends to apply to the IMCA for a license to dispense medical cannabis products. Pursuant to the Telecana Loan Agreement, the loan can be converted into 51% of the share capital of Telecana at any time at the sole discretion of IMC Holdings.

EVENTS FOLLOWING THE FINANCIAL YEAR ENDED DECEMBER 31, 2022

LIFE Offering

In January and February of 2023, the Company issued an aggregate of issued 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535,000 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, Marc Lustig, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165,000. The director's subscription price was satisfied by the settlement of US$165,000 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896,000 (the “Concurrent Offering”). The Concurrent Offering was led by insiders of the Company including the Company’s CEO. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Panaxia Transaction Update

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262,000 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

The consideration payable by the Company under the Panaxia Transaction was NIS 18,700 (approximately $7,200), comprised of $2,900,000 in cash, payable in two installments, and $4,300,000 in Common Shares, payable in five installments. To date, the Company preformed four installments as was previously announced on August 9, 2021, September 8, 2021, October 20, 2021, and November 18, 2021, respectively.

Restructure Initiatives

On March 8, 2023, subsequent to the reporting period, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company expects to reduce its workforce in Israel by 20%-25% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

B.          Business Overview

IM Cannabis is an international cannabis company that is currently focused on providing premium cannabis products to medical patients in Israel and Germany, two of the world’s largest federally legal cannabis markets. Until recently, the Company was also actively servicing adult-use recreational consumers in Canada, however these operations are being discontinued. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

In Israel, we continue to expand IMC brand recognition and supply the growing Israeli medical cannabis market with our branded products. The Company offers medical cannabis patients a rich variety of high-end medical cannabis products through strategic alliances with Canadian suppliers supported by a highly skilled sourcing team. In addition to the benefits of the Group’s long-term presence in Israel, we believe that with our strong sourcing infrastructure in Israel, and advanced product knowledge, regulatory expertise and strong commercial partnerships, the Company is well-positioned to address the ongoing needs and preferences of medical cannabis patients in Israel.

The Company entered additional segments of the medical cannabis value chain in Israel, namely the distribution and retail segments. The Company, through IMC Holdings, acquired three licensed pharmacies in 2022, the Israeli Pharmacies, each selling medical cannabis products to patients: (i) Oranim Plus, Israel’s largest pharmacy in Jerusalem and one of the largest in Israel, (ii) Vironna, a leading pharmacy in the Arab sector, and (iii) Pharm Yarok, the largest pharmacy in the Sharon plain area and the biggest call centerin the country.
As Part of the Panaxia Transaction, the Company has also acquired home-delivery services and an online retail footprint, operating under the name “Panaxia-to-the-Home”, which includes a customer service center and an Israeli medical cannabis distribution licensed center, from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, “Panaxia”).

The entrance into the new segments in Israel position IM Cannabis as a large distributor of medical cannabis in Israel. We are strategically focused on establishing and reinforcing a direct connection with medical cannabis patients, providing direct access to IM Cannabis products, obtaining and leveraging market data and gaining a deeper understanding of consumer preferences. The acquisition of the Israeli Pharmacies allows the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call center and online operations, achieves higher margins on direct sales to patient and creates the opportunity for up-sales across a growing range of products.

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. We continue to lay our foundation in Germany, which is currently the European market with the largest number of medical cannabis patients.1 Leveraging our global supply chain, IM Cannabis continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is to import premium dried cannabis from its supply partners, which we believe will satisfy the rapid growth in demand for high-THC premium cannabis across a variety of strains and qualities. In addition, Adjupharm sells cannabis extracts to meet the existing demand in the German market.

In the Company’s view, the strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, will establish a competitive advantage in Germany ahead of proposals for the legalization of recreational cannabis. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favourable demographics and customer preferences.

3 The European Cannabis Report – Edition 7 https://prohibitionpartners.com/2022/03/31/launching-today-the-european-cannabis-report-7th-edition/ and Visual Capitalist website;  A Bird’s Eye View of the World’s Largest Cannabis Markets https://www.visualcapitalist.com/sp/a-birds-eye-view-of-the-worlds-largest-cannabis-markets/

While the Company does not currently distribute products in other European countries, the Company intends to leverage the foundation established by Adjupharm, its state-of-the-art EU-GMP Logistics Center, its vast knowledge in the cannabis market and costumers’ preferences and its network of distribution partners to expand into other jurisdictions across the continent.

Adjupharm received a revised EU-GMP license in May 2022 that permits it to engage in additional production, cannabis testing and release activities. It allows Adjupharm to repackage bulk cannabis, to perform stability studies and offer such services to third parties.

In Canada, On November 7, 2022, the Company announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany, while also commencing its exit from the Canadian cannabis market. The Canadian operations are currently being wound-down under the CCAA under the supervision of the Court. The CCAA Proceedings afford the Trichome group the stability and flexibility required to orderly wind-down its business and operations. The Trichome Group anticipates completing the wind-down by April 21, 2013.

The Company has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022 pursuant to IFRS. The CCAA Proceedings are solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA Proceedings.

For more information, please see - “Developments During the Financial Year Ended December 31, 2022” section above.

The Group does not currently have and is not in the process of developing marijuana-related activities in the U.S., even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a “U.S. Marijuana Issuer” within the meaning set forth in CSA Staff Notice 51-352.

Principal Products and Brands

The IMC brand has established its reputation in Israel for quality and consistency over the past 10 years and more recently with new high-end, ultra-premium strains that have made it to the top-sellers list in pharmacies across the country. The Group maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced. The Company launched the IMC brand in Germany in 2020.

Israeli Medical Cannabis Business

The IMC brand offers four different product lines, leading with the Craft Collection which offers the highest quality Canadian craft cannabis flower and has established IMC as the leader of the super-premium segment in Israel.

The IMC brand offers four different product lines, leading with the Craft Collection which offers the highest quality Canadian craft cannabis flower and has established IMC as the leader of the super-premium segment in Israel.

The Craft Collection – The IMC brand’s super-premium product line with indoor-grown, hang-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Cherry Crasher, Peanut Butter MAC and Watermelon Zkittlez.

The Top-Shelf Collection – The newest addition to IMC’s brand portfolio, launched in September 2022 as IMC’s premium product line, offers indoor-grown, high-THC cannabis flowers with strains such as Lemon Rocket and Diesel Drift. Inspired by the 1970’s cannabis culture in America, the Top-Shelf Collection targets the growing segment of medical patients who are cannabis culture enthusiasts.

The Signature Collection – The IMC brand’s high-quality product line with greenhouse-grown or indoor grown, high-THC cannabis flowers. The Signature Collection currently includes well known cannabis dried flowers such as Roma®, Tel Aviv and London as well as Strawnana, an indoor-grown flower, and Sydney, the Company’s first high-CBD cannabis strain, both launched in Q3 2022.

imc
Roma
T20 / C4
imc
London
T15 / C3
imc
Tel Aviv
T20 / C4
imc
Dairy Queen
T15 / C3
imc
Berlin
T20 / C4
imc
Sydney
T3 / C15
imc
Strawnana
T20 / C4

The Full Spectrum Extracts – The IMC brand’s full spectrum, strain-specific cannabis extracts, including high-THC Roma® oil, balanced Paris oil and Super CBD oil and the new Roma® T15 oil and Tel Aviv oil, which were launched in Q3.

As part of its recent rebranding the Company expanded its Roma® product portfolio in Q3 2022 to include pre-rolls and oils range, offering the widest range of different product SKUs for a single strain in the Israeli market. This delivers a variety of formats of IMC’s most successful and well-known strain to Israeli medical cannabis patients. IMC’s Roma® strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

The WAGNERS™ brand launched in Israel in Q1 2022, with premium indoor-grown cannabis imported from Canada. The WAGNERS™ brand was the first international premium, indoor-grown brand introduced to the Israel cannabis market, at a competitive price point. The WAGNERS™ brand includes the Dark Helmet, Cherry Jam launched in Q1 2022, and Golden Ghost that was launched in Q4 2022.

BLKMKT™, the Company’s second Canadian brand, was introduced to the Israeli market in Q4 2022.

German Medical Cannabis Business

In Germany, the Company sells IMC-branded dried flower products and full spectrum extracts. The medical cannabis products sold in the German market are branded generically as IMC to increase recognition of the Company’s brand in establishing a foothold with German healthcare professionals. The Company’s IMC-branded cannabis products were launched in Germany with one high-THC flower strain in 2020. In Q4 2021, Adjupharm launched another high-THC flower strain and two full spectrum extracts. In Q1 2022 Adjupharm launched a third strain, a high-CBD flower, to offer a more complete portfolio to German physicians and patients. In Q2 2022 the Company’s IMC Hindu Kush strain was the top selling T20 in the market, strengthening Adjupharm’s position as one of the top 10 cannabis companies in Germany. December 2022 was Adjupharm’s strongest sales month to date.

In July 2021, Adjupharm was recognized by the German Brand Institute with the “German Brand Award 2021”, recognizing its excellence in brand strategy and creation, communication, and integrated marketing. The Group’s competitive advantage in Germany lies in its track record, experience and brand reputation in Israel and proprietary data supporting the potential effectiveness of medical cannabis for the treatment of a variety of conditions.

IMC CANNABISBLÜTEN
SORTE: C01
High CBD, Hybrid
IMC CANNABISBLÜTEN
SORTE: T01
High THC, Indica
IMC CANNABISBLÜTEN
SORTE: T03
High THC, Indica
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
10:10 B100
Eingestellter Cannabisextrakt
DAB 2020
BALANCED, SORTE: B100
THC
Inhalt: 30 ml
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
25:1 T100
Eingestellter Cannabisextrakt
DAB 2020
HIGH THC, SORTE: T100
THC
Inhalt: 30 ml

New Product Offerings

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

imc
Alien SinMint Cookies
T20/C4
imc
Peanut Butter MAC
T20/C4
imc
Cherry Punch
T20/C4
imc
Wedding Crasher
T20/C4
imc
Cherry Crasher
T20/C4
imc
WaterMelon Zkittlez
T20/C4

In Q4 2022, the Company launched the third product in the “Top Shelf” Collection, Tropicanna Gold, a super premium sativa flowers, which together with Diesel Drift and Lemon Rocket launched in Q3 2022, constitute a full super-premium high THC portfolio with sativa, hybrid and Indica strains.

The Company expect to launch in Q1 2023, two additional products under the “Top Shelf” Collection: Lucy Dreamz and Santa Cruz.

In Q4 2022, Golden Ghost was introduced to WAGNERS™  in Israel as it's first new cultivar since the launch of the WAGNERS™  brand in Israel in Q1 2022, and is the first out of three new cultivars for the WAGNERS™  brand to be further introduced in Q1 2023. In addition, in Q4 2022 the WAGNERS™  brand entered two new market segments with Dark Helmet pre-rolls, and Dark Helmet minis, a smaller size cannabis flowers with an even more affordable price offering of it's signature strain

In Q4 2022 the company launched the brand BLKMKT™™ as its second Canadian brand introduced into Israeli market, marking the next step in its extensive partnership with Avant Brands. The Canadian brand is designed to resonate with legacy consumers and experienced connoisseurs who only consume the highest-grade cannabis, has the highest price point in the Israeli market, raising the bar for ultra-premium cannabis in Israel once again.

Revenue

The following table shows the sales figures in thousands of dollars for each category of products that accounted for 15% or more of the total consolidated revenue of the Company for the financial years ended December 31, 2022, 2021 and 2020, derived from (a) sales to entities in which the Company maintains an investment accounted for by the equity method; (b) sales to customers, other than those referred to in (a); and (c) sales or transfers to controlling shareholders.

Revenues from Continuing operations - By Product Type
Financial Year	Medical Cannabis Products	Adult-Use Recreational Cannabis Products	Other Products	Total
2022	$48,384	-	$5,952	$54,335
2021	$26,449	-	$7,604	$34,053
2020	$14,863	-	$1,027	$15,890

Production, Distribution and Sales in Principal Markets

Israel

Over the last decade, Focus Medical was the primary cultivator of medical cannabis products sold under the IMC brand in the Israeli market. Until July 2022, Focus Medical held an IMCA license to cultivate medical cannabis at the Focus Facility. In Q2 2022, the Company closed the Focus Facility to concentrate on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers as well as the import of medical cannabis from its Canadian Facilities. In July 2022, Focus Medical received the Focus New License which allows it to continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies despite the closure of the Focus Facility. To supplement growing demand, the Company plans to continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

In addition, in July 2022, IMC Farms obtained a license from the IMCA which allows it, among others, to import cannabis products and supply medical cannabis to patients through licensed pharmacies.

Pursuant to the applicable Israeli cannabis regulations, following the cultivation or import of medical cannabis, medical cannabis products are then packaged by contracted GMP licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Europe

Similar to Israel, the Company’s focus in Germany is to import premium dried cannabis from its supply partners, which we believe will satisfy the rapid growth in demand for high-THC premium cannabis across a variety of strains and qualities. In addition, Adjupharm sells cannabis extracts to meet the existing demand in the German market.

In the Company’s view, the strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, will establish a competitive advantage in Germany ahead of proposals for the legalization of recreational cannabis. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favourable demographics and customer preferences.

While the Company does not currently distribute products in other European countries, the Company intends to leverage the foundation established by Adjupharm, its state-of-the-art EU-GMP Logistic Center, its vast knowledge in the cannabis market and costumers’ preferences and its network of distribution partners to expand into other jurisdictions across the continent in which medical cannabis is legal.

Adjupharm received a revised EU-GMP license in May 2022 that permits it to engage in additional production, cannabis testing and release activities. It allows Adjupharm to repackage bulk cannabis, to perform stability studies and offer such services to third parties.

Competitive Conditions

The medical cannabis industry in which the Group operates is, and is expected to remain, very competitive. Cannabis companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. The cannabis sector is in a high growth phase, with market participants engaged in significant expansion across global legal jurisdictions. The Company is working to achieve a leadership position in the cannabis industry by taking advantage of IMC brand recognition, earning superior margins and leveraging its proprietary data and patient insights.

The Group faces competition in Israel from similar established medical cannabis brands and manufacturers in the domestic market. The Company expects that its experience and track record, attained via the combination of its operations over the past decade and IMC brand recognition, will distinguish its offerings from competitors in the Israeli market. In addition, the Company believes that with its integrated supply chain and indoor cultivation in Canada vis third parties suppliers, permitting the export of premium and super-premium cannabis products to Israel, it is uniquely positioned to address the needs of medical cannabis patients and customers.

The Company’s European operations will face competition from other entities licensed to cultivate, produce and distribute medical cannabis products in each respective jurisdiction. In Germany, Adjupharm will compete with a number of licensed manufacturers and distributors including currently established entities, expected new market entrants, and domestic producers of cannabis. Competitors vary from well-capitalized businesses with substantial operations and revenues to smaller or newer market entrants.

Intangible Properties

The Company relies on the licensing of its brand in Israel to widen its reach and offer branding, marketing and other related services to participants in the Israeli medical cannabis industry. The Group also plans to rely on the IMC brand to facilitate the distribution of cannabis products in international markets. The Group owns trademarks and trade secrets that allow it to serve a range of cannabis industry participants.

“IMC” is a registered trade name and trademark valid in Israel through May 2027, in Germany and in Portugal through the World Intellectual Property Organization through November 2027. In Canada, the Company applied for registration of the IMC name for use in connection with various food supplements, vitamins, minerals and proteins and is awaiting a response to its submissions. As of the date of this Annual Report, the pending trademark application has been examined by Canada Patent and Trademark Office. The opposition period ended on 19 March 2022 and the Company is waiting for registration.

In February 2022, the Company successfully completed the registration of its well-known medical cannabis brand strain “ROMA” as a trade name in Israel and is valid through July 2031. In addition, the Company commenced trademark applications for its new branding and the name “I AM Cannabis” in Israel.

TJAC has also commenced a trademark application for the name “WAGNERS” in Canada.

Government Regulations

To operate its business, the Company must abide by applicable medical cannabis laws in those countries in which it operates, namely Israel  and Germany. Each jurisdiction has unique laws and regulations on the propagation, cultivation, production, distribution, use, import and export of medical cannabis products and the current regulatory frameworks continue to evolve. The Company cooperates with the regulatory authorities in those jurisdictions in which it operates to ensure that it is at all times in full compliance with applicable laws, rules and regulations.

Israel

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance2 (“DDO”) and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and the Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069.3 The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 1064 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, and post-traumatic stress disorder.

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”).5 Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

The IMCA has issued a set of directives containing procedures and requirements for applicants for cannabis related activity licenses and has authorized certain entities to issue official certificates upon compliance with such directives. These directives include (i) Directive 150 (GSP Standard certification); (ii) Directive 151 (GAP Standard certification); (iii) Directive 152 (GMP Standard certification); and (iv) Directive 153 (GDP Standard certification). Regular and periodic examinations are conducted for licensed entities, in order to ensure compliance with the analytical standards and the level of quality required during each of the phases of production and distribution of medical cannabis.

 __________________________
4 Cannabis is listed in schedule 1 of the Dangerous Drugs Ordinance [New Version], 1973 [ in English]
https://www.health.gov.il/LegislationLibrary/Samim_01_EN.pdf
5 Israeli Government Res. No. 3609 [in Hebrew], August 7th, 2011 https://www.gov.il/he/departments/policies/2011_des3609
6 Ministry of Health Pharmaceutical Division Policy Number 106 – Licenses for Use of Cannabis
https://www.health.gov.il/hozer/CN_106_2019.pdf  (in Hebrew)
7 Directive 107 - Guidelines for the process of licensing the practice of cannabis for medical use, as amended on October 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_107_2019.pdf

Medical Cannabis Imports and Exports

The Narcotics Convention governs the import and export of cannabis between member countries. Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019,6 and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.7.

Legalization of Adult-Use Recreational Cannabis and CBD for Non-Medical Purposes in Israel

Currently, adult-use recreational cannabis use in Israel and CBD for non-medical use is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel. The Israeli parliament dissolved since then without applying the committee’s’ recommendations and all legislative initiatives were suspended. However, the new government, formed on June 13, 2021, declared, and settled in the coalition agreement, its commitment to legalization of adult-use recreational cannabis. Since the formation of the new government, several legislative initiatives were filed, including for the decriminalization of the possession of cannabis for individual recreational adult-use and the legalization of CBD for non-medical use. In February 2022, a Ministry of Health committee contemplated the legality of CBD and published its recommendation that CBD should be excluded from the DDO. The main recommendations of the committee were adopted by the Minister of Health, however, to date, the Minister has not enacted an order directing that CBD be removed from the DDO. On April 1, 2022, new regulations came into force which deemed the previously criminal offences of cannabis possession and use for self-consumption into administrative offences, which do not impact a criminal record, and limited the penalty to a monetary fine only.

Previous Regime and Price Control

Until September 2019, under the previous regime, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient’s authorized amount. Since September 2019, under the new regime, licenses to patients were no longer entitling them for such fixed monthly price. However, some medical cannabis patient licenses granted under the previous regime remain valid, entitling their holders to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. All licenses under the previous regime expired in Q1 2022.

Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis

In August 2022, the MOH published a draft outline of the transition reform from licenses to prescriptions for medical treatment of cannabis (the “Proposed Outline”). The Proposed Outline will allow accessibility and significant bureaucratic relief for patients. The main changes proposed in the Proposed Outline are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions, and not in the form of licenses from the MOH as the current framework requires; (iii) cannabis products can be sold in any pharmacy, and not only in pharmacies that have received a special permit from the IMCA and a license from the MOH. The final outline is subject to the approval of the MOH and the approval of the Knesset. Currently, the required approvals have not yet been received.
 ___________________________
8 Directive 4490 [Hebrew] - https://www.gov.il/he/departments/policies/dec4490_2019
9 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

Germany

On March 10, 2017, the German federal government enacted bill Bundestag-Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Legalization in Germany applies only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements, while operations involving adult-use recreational cannabis products remain illegal. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the adult-use recreational market. In October 2022, a key points paper8 on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general is also discussed, published by the cabinet, which is to be submitted to the European Union Commission for a preliminary legal examination. In this respect, the Federal Government intends to issue a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage, and to submit a draft law to the European Union Commission within the framework of a notification. A draft law is therefore only to be drafted and presented when the preliminary examination shows that the planned measures for controlled cannabis dispensing are legally implementable. According to Federal Government announcement, the draft law should be published by the end of the first quarter 2023.

Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Currently, there are only (non-harmonised) national pharmacopoeial monographs for cannabis flowers (e.g. in the German Pharmacopoeia (Deutsches Arzneibuch (DAB)) and cannabis extracts (DAB) in the EU. The Committee on Herbal Medicinal Products (HMPC) as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), three new European Pharmacopoeia (Ph. Eur.) Cannabis monographs that are in preparation and may be of importance in the future:

•	Cannabi-s flos (3028),

•	Cannabis extractum siccum (3068),

•	Cannabis extractum spissum (3069).

All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the Federal Opium Agency of Germany.

Unlike cannabis, CBD is not subject to German narcotics laws, unless it is synthetic CBD that has been included as a substance that can be prescribed and marketed in Annex 3 of the BtMG, which may or may not be subject to German drug laws depending on its use and dosage. Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. However, a distinction must be made between consumable products that naturally contain CBD and those that are infused with CBD extract; the European Commission considers the latter to be a type of “food” and has recently indicated that all current novel food applications have at least insufficient data on safety and therefore none of the applications can currently lead to approval. In light of the above, various products containing CBD can be found in the German market. There are currently various court decisions that problematize CBD in food (specifically food supplements) and in cosmetics (specifically: mouth oil). On the one hand, CBD is regarded as a medicinal substance and/or as a novel food subject to authorization and therefore unsuitable for use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff).

10 https://www.bundesgesundheitsministerium.de/fileadmin/Dateien/3_Downloads/Gesetze_und_Verordnungen/GuV/C/Kabinettvorlage_Eckpunktepapier_Abgabe_Cannabis.pdf (in German language).

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency would serve as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany cultivate on behalf of the Cannabis Agency of the BfArM. Each license permitted the holder to grow up to 200kg per year for total production of 2,600kg per year collectively from the 13 cultivation lots and 10,400kg over the four-year license period. In July 2021, the BfArM launched the state sale of cannabis grown in Germany. Since then, pharmacies have been able to purchase medical cannabis in pharmaceutical drug quality for the supply of patients from the BfArM via the portal www.cannabisagentur.de. The sale from the BfArM to pharmacies is at a price of 4.30 euros per gram.

The Cannabis Agency has no influence on the actual retail price of medical cannabis products and is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name.

Import volumes and procedures

The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications, or alternatively, it is a pure EU-GACP product and the EU-GMP manufacturing steps then take place in Germany. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency.

Dispensing Exclusively via Pharmacies

Medical cannabis products imported pursuant to an import license under the BtMG and AMG/BtMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance to a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “floss”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

Economic Dependence

In Israel, the Company is substantially dependent on several categories of commercial agreements to ensure the continuity of its operations and maintain its revenues, including:

•
The IP Agreement and the Services Agreement (collectively, the “Commercial Agreements”), whereby IMC Holdings derives economic benefit from Focus and whereby Focus (i) uses the IMC brand on an exclusive basis for the sale of cannabis products; and (ii) engages IMC Holdings to provide certain management and consulting services. As a result of the Company’s commercial relationship with Focus, it is dependent on Focus maintaining the Focus License, the Focus Lease Agreement and the Focus Facility in good standing, as well as any ancillary licenses required to carry on its operations in the Israeli medical cannabis industry.

On January 1, 2021, the Company amended the terms of each of the Commercial Agreements to align the consideration with implementation of the Company’s transfer pricing framework.

•	Supply agreements with third party cannabis cultivators and suppliers to meet the Israeli market’s demand for the Company’s products.

•
Purchase orders received from time to time for the sale of the Company’s products to pharmacies or distributors, either in association with Focus or through the Company’s direct trading house operations.

•	Ongoing retail purchases of the Company’s products sold at the Israeli Pharmacies by Israeli medical cannabis patients.

For additional information on potential risks arising from the Company’s economic dependence on Focus, its commercial and supply agreements with third parties and its pharmacy operations, see “Risk Factors” above.

In Germany, Adjupharm is substantially dependent on the supply, sales and distribution agreements with suppliers, German distributors, and pharmacies as listed and described under “General Development of the Business – Developments Following the Reverse Takeover Transaction”. Any failure to maintain the Adjupharm License in good standing could have a material adverse effect on the Group. For additional information on potential risks arising from the Company’s dependence on Adjupharm’s operations, see “Risk Factors” above.

C.          Organizational Structure

The following chart illustrates our subsidiaries:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
I.M.C Farms Israel Ltd. (“IMC Farms”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Oranim Plus Pharm Ltd. (“Oranim Plus”)	Israel	Subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome”) *	Canada	Wholly-owned subsidiary
Trichome JWC Acquisition Corp. (“TJAC”) *	Canada	Wholly-owned subsidiary of Trichome
MYM Nutraceuticals Inc. (“MYM”) *	Canada	Wholly-owned subsidiary of Trichome
Highland Grow Inc. (“Highland” or “Highland Grow”) *	Canada	Wholly-owned subsidiary of MYM International Brands Inc.
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings

Notes:

* Discontinued operations. Please see note number 24 in the 2022 Annual Financial Statements. For more information, please see: “Developments During the Financial Year Ended December 31, 2022” section above.

D.          Property, Plants and Equipment

Total depreciated cost of Property, plants and equipment as at December 31, 2022 was $5,221, compared to $30,268 as at December 31, 2021, representing a decrease of $25,047 or 83%. This decrease was primarily due to the deconsolidation of Trichome that led to reduction of $14,645, and impairment of $8,655 derived from restructuring in Canada and Israel during 2022.

Additional information set forth under “Note 10 – Property, plant and equipment, net” of our audited consolidated financial statements for the years ended December 31, 2022 and 2021.

IMC Holdings LTD. leases a 368 square-meter facility in Kibutz Glil Yam for administrative activities.

The lease agreement will expire on September 1, 2026 and will be renewed upon agreement between the parties.

IMC Holdings LTD. leases a 86.5 square-meter facility in Lod for storage activities. The lease agreement will expire on May 1, 2024 and will be renewed upon agreement between the parties.

Oranim Pharm leases a 140 square-meter facility in Jerusalem for pharmacy’s selling activities. The lease will expire on August 1, 2027 and will be renewed upon agreement between the parties.

R.A. Yarok Pharm LTD leases a 178 square-meter facility in Netanya for pharmacy’s selling activities. The lease will expire on December 1, 2023 and will be renewed upon agreement between the parties.

Adjupharm owns approximately 8,000 square feet of EU-GMP logistics center, which allows Adjupharm to manage all aspects of its supply chain, including the production, repackaging and distribution of bulk medical cannabis.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with International Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A.          Operating Results

	For the year ended December 31
	2022	2021	2020
Net Revenues	$54,335	$34,053	$15,890
Gross profit before fair value impacts in cost of sales	$11,291	$8,595	$8,809
Gross margin before fair value impacts in cost of sales (%)	21%	25%	55%
Operating Loss	$(30,791)	$(23,035)	$(8,245)
Net loss	$(24,922)	$(664)	$(28,734)
Loss per share attributable to equity holders of the Company – Basic (in CAD)	$(3.13)	$0.02	$(0.19)
Loss per share attributable to equity holders of the Company - Diluted (in CAD)	$(3.81)	$(3.62)	$(0.19)

Revenues

The revenues of the Group are primarily generated from sales of medical cannabis products to customers in Israel and Germany. The reportable geographical segments in which the Company operates are Israel and Germany.

For the year ended December 31:

	Israel		Germany		Adjustments		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues	$50,500	$25,431	$3,835	$8,622	$-	$-	$54,335	$34,053
Segment income (loss)	$(23,606)	$(10,653)	$(3,225)	$(5,142)	$-	$-	$(26,831)	$(15,795)
Unallocated corporate expenses	$-	$-	$-	$-	$(3,960)	$(7,240)	$(3,960)	$(7,240)
Total operating (loss) income	$(23,606)	$(10,653)	$(3,225)	$(5,142)	$(3,960)	$(7,240)	$(30,791)	$(23,035)
Depreciation, amortization & impairment	$6,747	$1,424	$200	$701	$-	$-	$6,947	$2,125

For the three months ended December 31:

	Israel		Germany		Adjustments		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues	$13,136	$8,472	$1,325	$1,440	$-	$-	$14,461	$9,912
Segment income (loss)	$(10,280)	$(4,425)	$(517)	$(2,738)	$-	$-	$(10,797)	$(7,163)
Unallocated corporate income (expenses)	$-	$-	$-	$-	$90	$(1,578)	$90	$(1,578)
Total operating (loss) income	$(10,280)	$(4,425)	$(517)	$(2,738)	$90	$(1,578)	$(10,707)	$(8,741)
Depreciation, amortization & impairment	$4,957	$(1,217)	$48	$635	$-	$-	$5,005	$(582)

The consolidated revenues of the Group from continuing operations for the year ended December 31, 2022, were attributed to the sale of medical cannabis products in Israel and Germany.

●
Revenues from continuing operations for the year ended December 31, 2022 and 2021 were $54,335 and $34,053, respectively, representing an increase of $20,282 or 60%. Revenues for the three months ended December 31, 2022, and 2021 were $14,461 and $9,912, respectively, representing an increase of $4,549 or 46%. The increase in revenues is primarily attributed to the increase in the quantity of medical cannabis products sold, as well as from the higher average selling price per gram the Company realized from its portfolio of premium branded cannabis products in Israel. Additional increases were derived from the Company’s organic growth and related synergies in the areas where it operates.

●
Revenues from the Israeli operation were attributed to the sale of medical cannabis through the Company’s agreement with Focus Medical and the revenues from the Israeli Pharmacies the Company owns, mostly from cannabis products.

●	In Germany, Company revenues were attributed to the sale of medical cannabis through Adjupharm.

Total dried flower sold for the year ended December 31, 2022, was 6,794kg at an average selling price of $7.12 per gram compared to 4,278kg for the same period in 2021 at an average selling price of $6.18 per gram, mainly attributable to the higher average selling price per gram the Company recognized through the acquisition of the Israeli Pharmacies. Total dried flower sold for the three months ended December 31, 2022, was 2,334kg at an average selling price of $5.19 per gram compared to 1,220kg for the three months ended December 31, 2021, at an average selling price of $6.87 per gram.

Cost of Revenues

Cost of revenues is comprised of purchase of raw materials and finished goods, cultivation costs, utilities, salary expenses and import costs, production costs, product laboratory testing, shipping and sales related costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for the inventory. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.
The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and provides the impact that a 10% increase/decrease in each input would have on the fair value of biological assets grown by the Company:

			10% change as of
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	In CAD		In Thousands of CAD
Average selling price per gram of dried cannabis	$3.21	$3.64	$60	$296
Average post-harvest costs per gram of dried cannabis	$0.75	$1.16	$17	$140
Attrition rate	51%	27%	44%	100%
Average yield per plant (in grams)	38	47	42	228
Average stage of growth	82%	47%	39%	212%

The cost of revenues from continuing operations for the year ended December 31, 2022 and 2021 were $43,044 and $25,458, respectively, representing an increase of $17,586 or 69%. Cost of revenues for the three months ended December 31, 2022 and 2021 were $11,670 and $8,832, respectively, representing an increase of $2,838 or 32%.

              Gross Profit

The Company’s formula for calculating gross profit includes:

●	production costs (current period costs that are directly attributable to the cannabis growing and harvesting process);

●	materials and finished goods purchase costs;

●	a fair value adjustment on sale of inventory (the change in fair value associated with biological assets that were transferred to inventory upon harvest); and

●	a fair value adjustment on growth of biological assets (the estimated fair value less cost to sell of biological assets as at the reporting date).

Gross profit also includes the net change in fair value of biological assets, inventory expensed and production costs. Biological assets consist of cannabis plants at various after-harvest stages which are recorded at fair value less costs to sell after harvest.

Gross profit from continuing operations for the year ended December 31, 2022, and 2021 was $9,162 and $6,333, respectively, representing an increase of $2,829 or 45%. For the three months ended December 31, 2022, and 2021 gross profit was $2,603 and $979, respectively, representing an increase of $1,624 or 166%.

Gross profit included losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $(2,129) and $(2,262) for the year ended December 31, 2022, and 2021, respectively. Losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold for the three months ended December 31, 2022, and 2021 were $(188) and $(101), respectively. Fair value adjustments were impacted primarily due to lower valuation to unrealized biological assets during the year ended December 31, 2022.

In the year ended December 31, 2022, the impact of global inflation on the Company resulted in higher than usual operating costs, and in particular higher costs of raw materials, shipping and transport services and the cost of hiring skilled labor to ensure the Company remains on track with scheduled manufacturing and regulatory milestones. There is no assurance that inflation will not continue to have similar impacts on the Company’s operations in the first quarters of 2023.

EXPENSES

General and Administrative

General and administrative expenses from continuing operations for the year ended December 31, 2022, and 2021 were $21,460 and $17,221, respectively, representing an increase of $4,239 or 25%. For the three months ended December 31, 2022, and 2021, general and administrative expenses were $9,790 and $5,377, respectively, representing an increase of $4,413 or 82%.

The increase in the general and administrative expense is attributable mainly to a full year consolidation of the previously acquired Israeli entities that were not fully consolidated in 2021, as well as non-recurring costs related to fair value adjustment of Company’s purchase option of a pharmacy. The general and administrative expenses are comprised mainly from salaries to employees in the amount of $4,027, professional fees in the amount of $4,689, depreciation and amortization in the amount of $819, insurance costs in the amount of $1,566, and other general and administration costs in the amount of $10,358 comprised mainly of non-recurring costs.

Selling and Marketing

Selling and marketing expenses from continuing operations for the year ended December 31, 2022, and 2021 were $11,473 and $6,725, respectively, representing an increase of $4,748 or 71%. For the three months ended December 31, 2022, selling and marketing expenses were $3,094, compared to $2,880 for the three months ended December 31, 2021, representing an increase of $214 or 7%. The increase in the selling and marketing expenses was due mainly to the Company’s increased marketing efforts in Israel, increased distribution expenses relating to the growth in sales, and full year consolidation of entities acquired in 2021. The increase in cost is also partially attributed to the rising distribution costs of the Company’s products.

Restructuring Expenses

On April 6, 2022, Focus Medical announced its decision, from March 30, 2022, to close the Focus Facility in Israel and therefore the Company recorded restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

Share-Based Compensation

Share-based compensation expense from continuing operations for the year ended December 31, 2022, and 2021 was $2,637 and $5,422, respectively, representing a decrease $2,785 or 51%. For the three months ended December 31, 2022, and 2021, share-based compensation expense was $428 and $1,467, respectively, representing a decrease of $1,039 or 71%. The decrease for the year ended December 31, 2022, was mainly due to the cancellation of incentive stock options (“Options”) held by employees who no longer worked for the Company as well as to fair value adjustments to options held by Company’s consultants.

Financing

Financing income (expense), net, from continuing operations for the year ended December 31, 2022, and 2021 was $4,731 and $22,871, respectively, representing a decrease of $18,140 or 79% in the financing income. For the three months ended December 31, 2022, and 2021, financing income (expense), net was $949 and $675, respectively, representing an increase of $274 or 41%.

The change for the year was mainly due to the updated Company’s warrants valuation that was impacted by the Company’s decreased share price leading to financial income in the amount of $(21,638).

NET INCOME/LOSS

Net loss from continuing operations for the year ended December 31, 2022, and 2021 was $24,922 and $664, respectively, representing a net loss increase of $24,258 or 3,653%. For the three months ended December 31, 2022, and 2021, Net loss was $9,651 and $8,360 respectively, representing a net loss increase of $1,291 or 15%. The net loss increase related to factors impacting net income from operations described above, and financing income driven by revaluation of warrants and other financial instruments in the amount of $6,001 which were recorded against liability on the grant day and were re-evaluated at December 31, 2022 through profit or loss.

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Basic loss per share is calculated by dividing the net profit attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted profit per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted profit per Common Share excludes unissued Common Shares related to Options as they are antidilutive. Basic Income (Loss) per Common Share from continuing operations for the year ended December 31, 2022, and 2021 were $(3.13) and $0.02 per Common Share, respectively. For the three months ended December 31, 2022, and 2021 were $(1.32) and $(0.19), respectively.

Diluted Income (Loss) per Common Share from continuing operations for the year ended December 31, 2022 and 2021 were $(3.81) and $(3.62) per Common Share, respectively. Diluted Income (Loss) per Common Share for the three months ended December 31, 2022, and 2021 were $(1.28) and $(0.19), respectively.

TOTAL ASSETS

Total assets as at December 31, 2022 were $60,676, compared to $287,388 as at December 31, 2021, representing a decrease of $226,712 or 79%. This decrease was primarily due to the goodwill impairment of Trichome in the amount of $107,854, the deconsolidation of Trichome that led to reduction of Intangible assets, right-of-use assets, property plant and equipment, and inventory, in the amounts of approximately $10,999, $17,157, $14,645 and $7,228, respectively, and impairment of purchase option of pharmacy in the amount of $4,236. Additional decrease is attributed to the closure of the Focus Facility in the amount of $4,383 and also by the effect of translation of items denominated in NIS in the Company’s balance sheet.

Intangible Assets

On March 18, 2021, the transaction with Trichome and certain of its subsidiaries was completed whereby the Company acquired all of the issued and outstanding securities of Trichome for a total Common Share consideration valued at approximately $99,028 (“Trichome Transaction”). Upon completion of the Trichome Transaction, the businesses of IM Cannabis and Trichome have been combined.

●
Through the Trichome Transaction, the Company recognized goodwill of approximately $67,269 and intangible assets, primarily attributed to the cultivation license, worth approximately $6,458 (based on a preliminary purchase price allocation). The goodwill arising on acquisition was attributed to the expected benefits from the synergies of the combination of the activities of the Company and Trichome, as well as value attributed to the assembled workforce, which was included in goodwill. The goodwill recognized was not expected to be deductible for income tax purposes. The Canadian Restructuring and commencement of an exit from the Canadian market, which was announced on November 7, 2022, resulted in indicators of impairment under IAS 36. These indicators of impairment led to an impairment analysis, in which it was concluded that a write-down was required. In Q3 2022, an impairment loss of $67,171 was recorded for the goodwill initially recognized through the Trichome Transaction.

●
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally. As of the date of the Annual Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist had been obtained.

●
On July 9, 2021, the Company completed the MYM Transaction. As a result, the Company recognized goodwill of approximately $39,932 and intangible assets consisting of brand name and customer relationships worth approximately $17,200 (based on a preliminary purchase price allocation study). The goodwill arising on acquisition was attributed to the expected benefits from the synergies of the combination of the activities of the Company and MYM, as well as value attributed to the assembled workforce, which was included in goodwill. The goodwill recognized was not expected to be deductible for income tax purposes. As part of the closure of the Sublime Transaction the Company recorded an impairment loss for the intangible assets in the amount of $1,581.

●
The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally. As of the date of the Annual Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist had been obtained.

Furthermore, similar to the impairment loss recorded in Q3 2022 on the goodwill acquired via the Trichome Transaction, the Company also recorded an impairment loss of $40,592 on the goodwill generated through the MYM Transaction. This too was a result of the Canadian Restructuring and expected exit of the Canadian market.

Investment in Xinteza

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza’s outstanding share capital, for consideration of US$1,700 (approximately $2,165 as of December 31, 2021) paid in several installments (the “Xinteza SPA”). As of December 31, 2022, the Company has paid all outstanding installments pertaining to the Xinteza SPA and currently holds 23.35% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis. On February 24, 2022, IMC Holdings entered into a simple agreement for future equity with Xinteza, under which IMC Holdings paid US$100 (approximately $125), in exchange for the right to certain shares of Xinteza.

TOTAL LIABILITIES

Total liabilities as of December 31, 2022, were $36,879, compared to $82,443 at December 31, 2021, representing an decrease of $45,564 or 55%. The decrease was mainly due to the deconsolidation of Trichome that led to reduction of liabilities in the amount of $53,515, a decrease of $3,605 in purchase consideration payable, offset by an increase in trade payables in the amount of $5,990 and offset by an increase in bank loans of $8,428.

B.          Liquidity and Capital Resources

For the twelve months ended December 31, 2022, the Company recorded revenues of $54,335. In addition, Company collected $333 in proceeds from the exercises of Options.

The Company can face liquidity fluctuations from time to time, resulting from delays in sales and slow inventory movements.

In January 2022, Focus entered the Mizrahi Facility. The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis. The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (6.25% per annum as of December 31, 2022). As of December 31, 2022, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of December 31, 2022 Focus withdrew $5,084.

On August 24, 2022, the Company announced that it closed the first tranche of the 2022 Private Placement, consisting of 488,749 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$2,444.

On October 5, 2022, the Company announced that it closed the second tranche of the 2022 Private Placement, consisting of 111,250 Common Shares at a price of US$5.00 per Common Share for aggregate proceeds of approximately US$556 and increasing the total amount raised from the Private Placement to US$3,000.

Between January 16, 2023 to February 16, 2023, the Company completed the LIFE Offering, comprised of an aggregate of 2,828,248 Units issued and sold under the Life Offering for an aggregate gross proceeds of US$3,535, such amount exclusive of 131,700 Units issued to a director of the Company as part of the LIFE Offering whose subscription price was satisfied by the settlement of US$164 in debt owed by the Company to the director.

Concurrently, the Company completed the Concurrent Offering, comprised of an aggregate of 2,317,171 Units issued and sold under the Concurrent Offering for aggregate gross proceeds of US$2,896.

As of December 31, 2022, the Group's cash and cash equivalents totaled $2,449 and the Group's working capital deficit from continuing operations (current assets less current liabilities) amounted to ($1,147). In the year ended December 31, 2022, the Group had an operating loss from continuing operation of ($30,790) and negative cash flows from continuing operating activities of ($11,979).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

As of December 31, 2022, the Group’s financial liabilities consisted of accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position on December 31, 2022, management considers liquidity risk to be moderate.

C.          Research and Development, Patents and Licenses, etc.

In Israel, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

The Company’s subsidiaries who are directly engaged in the medical cannabis activity are fully licensed by the IMCA.

Each of the Israeli Pharmacies are licensed to dispense and sell medical cannabis to patients; Rosen High Way and IMC Pharma are licensed for storage and distribution of medical cannabis.

 IMC Farms and Focus are licensed for indirect engagement with medical cannabis, which allows each, among others, to import cannabis products.

In Germany, Adjupharm holds a wholesale, narcotics handling, manufacturing, procurement, storage, distribution, and import/export licenses granted to it by the applicable German regulatory authorities.

D.          Trend Information

In 2022 the Company identified the demand in Israel for high THC imported premium products and has adjusted its strategy accordingly. During the year the Company closed its facility in Israel and focused on importing premium and ultra-premium products from top tier growers, mainly in Canada. Accordingly, the premium segment is characterized by higher selling prices per gram and as this segment has with high demands for qualitative products, the Company has also quick inventory cycles.

E.          Critical Accounting Estimates.

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.         Judgments

(1)          Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

(2)          Discount rate for a lease liability

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

b.          Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

c.          Assessment of going concern

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

d.          Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

e.          Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

f.          Impairment of property, plant and equipment and finite life intangible assets

The Company assesses impairment of property, plant and equipment and finite life intangible assets when an impairment indicator arises (e.g., change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

g.          Impairment of intangible assets with indefinite life and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment. Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

h.          Legal claims

In estimating the likelihood of legal claims filed against the Group entities, the Group management rely on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

i.          Deferred tax assets

Deferred tax assets are recognized for unused carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

j.          Valuation of loans receivable

For loans receivable measured at amortized cost or at Fair Value Through Profit or Loss (“FVTPL”) under IFRS 9 Financial Instruments (“IFRS 9”), judgment is used by the Company in determining the fair value of the loan at inception of the lending arrangement and at each reporting period. The fair value of the loan at any given point in time is calculated based on the present value of estimated future loan payments, discounted using an interest rate that would be charged by another market participant for a financing arrangement with similar characteristics. Judgment is used by the Company in determining what the interest rate would be for sourcing a similar financing arrangement in the market. This can lead to material fair value gains or losses on loans held at FVTPL.

k.          Loss of control of subsidiary

On November 7, 2022, Trichome filed a petition with the Superior Court for CCAA Proceedings in order to restructure its business and financial affairs. See “Corporate Highlights and Events – Key Highlights for the quarter and year ended December 31, 2022” for a summary of the CCAA Proceedings.

Management applied judgement in assessing whether this event represented a loss of control of Trichome. On filing of CCAA, which included the a request for an order to approve a sale and investment solicitation process and to approve a stalking horse agreement of purchase and sale, management concluded that the Company ceased to have the power to direct the relevant activity of Trichome because substantive rights were granted to other parties through the CCAA Proceedings that restricted the decision making ability of the Company to the extent that the Company was unable to demonstrate power over Trichome. As a result, the Company accounted for a loss in control and Trichome was deconsolidated on November 17, 2022.

l.          Derecognition and modification of loans receivable

The Company uses its judgment in determining whether the change in the terms of the lending arrangement qualifies as a derecognition of the loan or a modification of the loan under IFRS 9. Depending on the Company’s judgment, the manner in which the loan is treated, be it a modification or a settlement, can result in materially different results in interest revenue or other income. If there is a modification in a lending arrangement subsequent to initial recognition, the Company also reassesses the need to modify the expected credit loss associated with the loan.

m.          Share-based payments

The Company uses the Black-Scholes option pricing model in determining the fair value of Options issued to employees. In estimating fair value, the Company is required to make certain assumptions and estimates such as the expected life of the options, volatility of the Company’s future share price, the risk-free rate, future dividend yields and estimated forfeiture rates at the initial grant date.

n.          Estimated useful lives and depreciation/amortization of property and equipment, as well as intangible assets

Depreciation and amortization of property and equipment, as well as intangible assets, are dependent upon estimated useful lives which are determined through the exercise of judgment. Estimated useful lives are assessed at the end of each reporting period for any changes in the expected life of the asset and consumption of economic benefits from the use of the asset. Amortization as well as depreciation commences when the asset is first put into use. The expected life of any intangible assets with a finite life are assessed at the end of each reporting period.

o.          Leases

Judgment is used in determining the value of the Company’s right-of-use assets and lease liabilities. The value determined for the Company’s right-of-use assets and lease liabilities can be materially different based on the discount rate selected to present value the future lease payments as well as the likelihood of the Company exercising extensions, termination, and/or purchase options. The discount rate used to present value the future lease payments over the life of the lease is based on the Company’s incremental borrowing rate at inception of the lease. This rate is determined by the Company using judgment.

In determining the value of the Company’s right-of-use assets and lease liabilities, the Company assesses future business plans to determine whether to include certain extension options noted in the lease agreement.

If there is no interest rate implicit in the lease agreement, the Company uses a discount rate that would be charged to a similar borrower, with similar risk characteristics, in a mortgage loan to purchase the leased facility. This discount rate is used to present value the future lease payments in determining the right-of-use asset and lease liability values at inception of the leases.

p.          Determining the fair value of an unquoted financial assets and liabilities

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

q.          Revenue recognition

Under IFRS 15 Revenue from Contracts with Customers, judgment is required in recognizing revenue when variable consideration is present in a contract. In certain supply agreements, the Company stands ready to accept returns on cannabis sales, indicating the possibility of variable consideration.

Judgment is used by the Company in determining which of the above two methods of revenue recognition should be used when recognizing revenue from cannabis sales. Moreover, estimates are used by the Company in determining the amount of revenue to recognize upon delivery and acceptance of cannabis inventory to a customer.

r.          Changes in Accounting Policies Including Initial Adoption

The Company’s significant accounting policies under IFRS are contained in the Annual Financial Statements (refer to Note 2 to the Annual Financial Statements). Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The following new accounting standards applied or adopted during the twelve months ended December 31, 2021, had impact on the Annual Financial Statements:

a.	Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current (the "Original Amendment"). In October 2022, the IASB issued a subsequent amendment (the "Subsequent Amendment").

According to the Subsequent Amendment:

-	Only covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

-
An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument. The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted. The Company is evaluating the effects of the Amendments on its financial statements.

b.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

c.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the "Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

d.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" (the "Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.
The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Directors and Executive Officers

Nominee Name and Place of Residence	Position with IM Cannabis Corp.	Present and Principal Occupation, Business or Employment for Previous 5 years	Became Director/Executive Officer	Number of Common Shares beneficially owned, controlled or directed
Oren Shuster(3) Ra’anana, Israel	Chief Executive Officer & Director	CEO of the Company since October 2019; Founder and director of I.M.C. Holdings Ltd. since 2018; Founder and director of Focus Medical Herbs Ltd. since 2010; Founder of Ewave Group Ltd.	October 11, 2019	1,872, 870 (4)
Marc Lustig West Vancouver, British Columbia, Canada	Executive Chairman and Director	Executive Chairman of the Company since December 2020; Director of Pharmacielo Ltd. since November 2020; Director of Cresco Labs Inc. since June 2020; Director of Trichome Financial Corp. since October 2019; Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) from 2016 to 2020. Director of Briacell Therapeutics Corp., a Nasdaq listed biotechnology company since September 2021.	October 11, 2019	338,144
Moti Marcus(1)(2)(3) Tel Aviv, Israel	Director	Chief Executive Officer of Packer Quality Metals Ltd. since 2019; Chief Financial Officer and deputy Chief Executive Officer of S. Cohen Metal Works Ltd. from 2013 and 2018.	September 12, 2022	Nil
Einat Zakariya(1)(2)(3) Herzliya, Israel	Director	Chief Executive Officer and Partner of Liv Residence Ltd., a subsidiary of Ewave Holdings Ltd.; Chief Executive Officer and Partner of Ewave Nadlan International Investments Ltd., since 2018; Chief Executive Officer and Partner of The Promised Land, a subsidiary of Ewave Nadlan International Investments Ltd., from 2014 to 2018.	September 12, 2022	61,200
Brian Schinderle(1)(2) Illinois, USA	Director
Founder and Manager of Solidum Capital since 2017; Executive Vice President of Finance of GHG Management (dba Grassroots Cannabis) from 2018 to 2020; Portfolio Manager of Balyasny Asset Management from 2009 to 2017.
			February 22, 2021	Nil
Shai Shemesh	Chief Financial Officer(6)	Group CFO at IMC since 2019; CFO at IVM Minrav Sadyt, 2011-2019.	October 11, 2019	21,190
Rinat Efrima(5)	Chief Executive Officer of Subsidiary, IMC Holdings(7)	Managing Director Israel and Global Chief Marketing Officer at Caesarstone Ltd. Since June 2019 to February 2022; Sector General Manager for Europe, Middle East and Africa at Kimberly-Clark Corporation since September 2015 to May 2019.	March 1, 2022	15,000
Yael Harrosh	Chief Legal and Operations Officer	Group’s CLO since 2019 and COO since 2022; Deputy CEO and legal counsel at Promarket Group, 2016-2018. Prior to that, associate at top law firms in Israel,	October 11, 2019	Nil
Richard Balla	Chief Executive Officer of Subsidiary	Managing Director of Adjupharm, Head of Market and Product Development at ACA Müller Pharma AG	October 11, 2019	Nil
Itay Vago(6)	Incoming Chief Financial Officer(6)
Finance Director of IMC Holdings Ltd., the Company’s Israeli subsidiary (“IMC Holdings”), 2022-2023. Senior Finance Controller at AstraZeneca Ltd, 2018-2022; APAC CFO at Telit Communication PLC, 2014-2018.
			(6)March 8, 2023	Nil
Eyal Fisher(7)	Incoming General Manager Subsidiary, IMC Holdings(7)	Deputy CEO and Sales & Trade Director of IMC Holdings since 2021; Vice President Sales and Division Manager at Pandora Jewellery, 2016-2020.	(7)March 8, 2023	Nil

Notes

(1)	Member of the Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of the Governance and Nomination Committee.

(4)
1,872,717 Common Shares are held by Oren Shuster directly and 153 Common Shares are held indirectly through Ewave Group Ltd., a privately-held entity of which Mr. Shuster owns and controls 50% of the outstanding voting.

(5)	Ms. Efrima is the Chief Executive Officer of IMC Holdings Ltd.

(6)	As per the organizational changed announced on March 8, 2023, Mr. Vago will replace Mr. Shemesh as CFO of the Company pursuant to a structured transition period;
(7)	As per the organizational changed announced on March 8, 2023, Mr. Fisher will replace Ms. Efrima as General Manager of IMC Holdings pursuant to a structured transition period;

The following are brief biographies of our directors and executive officers.

Oren Shuster

Mr. Shuester has served as the CEO of the Company since October 2019, founder and director of I.M.C. Holdings Ltd. since 2018, founder and director of Focus Medical Herbs Ltd. since 2010 and founder of Ewave Group Ltd..

Marc Lustig

Mr. Lustig has served as Executive Chairman of the Company since December 2020. Mr Lustig is also a Director of Pharmacielo Ltd. since November 2020, a Director of Cresco Labs Inc. since June 2020, a Director of Trichome Financial Corp. since October 2019. Mr. Lustig is the Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) from 2016 to 2020 and a Director of Briacell Therapeutics Corp. since September 2021.

Moti Marcus

Mr. Marcus has served as the Chief Executive Officer of Packer Quality Metals Ltd., one of Israel’s largest metal processing companies, since 2019. Mr. Marcus served as the Chief Financial Officer and deputy Chief Executive Officer of S. Cohen Metal Works Ltd. and Chief Executive Officer of Aviv Shigur. Mr. Marcus is an experienced executive and manager, having worked on outlining business strategies, executive strategies, financial management, mergers and acquisitions, and restructuring. Mr. Marcus completed his bachelor’s degree in economics and accounting at Bar Ilan University and Tel Aviv University and his master’s degree in business management and finance at Bar Ilan University.

Einat Zakariya

Ms. Zakariya has served as the Chief Executive Officer and Partner of Liv Residence Ltd., a subsidiary of Ewave Nadlan International Investments Ltd., since 2018. Ms. Zakariya previously served as the Chief Executive Officer and Partner in The Promised Land, a subsidiary of Ewave Nadlan International Investments Ltd., from 2014 to 2018. Ms. Zakariya is experienced in the hotel real and estate business, including negotiations with capital investors and institutional partner entities, as well as development, marketing and sales. Ms. Zakariya also currently serves on the board of directors of HYGEAR Inc., a sport technology company.

Brian Schinderle

Mr. Schinderle is the Founder and Managing Partner of Solidum Capital Advisors LLC (“Solidum”). Solidum invests its own capital and works in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President of Finance of GR Companies Inc. (dba Grassroots Cannabis) (“Grassroots”), focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE: CURA) in a transaction valued at approximately US$850 million. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle currently serves on the advisory boards of Altitude Investments Inc. and AIM PLC, as well as the Board of Directors of Bazelet Americas, LLC.

Shai Shemesh

Mr. Shemesh brings more than fifteen years of international operational and financial experience to his role as IMC’s Chief Financial Officer.

Prior to joining IMC, Mr. Shemesh led all financial and operational management areas at Sadyt Israel and IVM Minrav-Sadyt, an international multi-million-dollar Israeli infrastructure project for water desalination. Mr. Shemesh also acted as a Financial Controller at Boston Scientific and as a Supervisor Auditor at PwC in Israel.

Mr. Shemesh is a Certified Public Accountant (Isr.) and holds Master’s degree in business administration from IE Business School in Spain and a bachelor’s degree from the Tel Aviv University.

Rinat Efrima

Ms. Efrima was formerly the Managing Director Israel and Global Chief Marketing Officer at Caesarstone Ltd. and Business Sector Leader for Europe, Middle East and Africa at Kimberly-Clark Corporation. Ms. Efrima has extensive experience in business leadership, innovation, brand building, strategy, and digital acceleration.

Yael Harrosh

Ms. Harrosh professional career crosses both the legal and marketing industries. Before joining IMC, she acted as in-house counsel and deputy CEO at Promarket Group, Israel’s largest experiential marketing company. Prior to Promarket, Ms. Harrosh applied her commercial law knowledge and litigation expertise at two leading Israeli law firms.

Ms. Harrosh graduated cum laude from The Hebrew University of Jerusalem Faculty of Law and holds a minor in psychology.

Richard Balla

Prior to leading Adjupharm, Richard acted as a founder, early-stage shareholder, advisor, and director of multiple international companies in the pharmaceutical and medical cannabis sectors. Before his entrepreneurial career, Mr. Balla served as Head of Market and Product Development at ACA Müller Pharma AG, one of the first and leading parallel import companies in Germany. Mr. Balla holds a Bachelor of Business Administration degree from Gewerbe-Akademie Konstan.

Itay Vago

Mr. Vago served as Finance Director of IMC Holdings Ltd., the Company’s Israeli subsidiary (“IMC Holdings”) Since October 2022. Mr. Vago is a skilled executive finance manager with more than 15 years of experience in multinational, publicly traded companies in the high-tech and pharmaceutical industries. Prior joining IMC Holdings, Itay served as Senior Finance Controller at AstraZeneca Israel and as APAC Region CFO at Telit Communication PLC. Mr. Vago is a Certified Public Accountant, holds Master of Business Administration from Tel-Aviv University and Bachelor’s degree from Bar-Ilan University.

Eyal Fisher

Mr. Fisher served as Sales Director of IMC Holdings since 2021. Mr. Fisher is an experienced senior manager in the retail and medical cannabis industries with extensive experience in sales, operations, and regulation. Prior joining IMC Holdings Mr. Fisher served as Vice President Sales and Division Manager at Pandora Jewellery, 2016-2020.

Board Diversity Matrix

Board Diversity Matrix (As of March 29, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Male	Female	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	1	–	–
Part II: Demographic Background
Under-represented person in Home Country	0
LGBTQ+	0

B.          Compensation

The Compensation Discussion and Analysis section of this Annual Report sets out the objectives of the Company’s executive compensation arrangements, the Company’s executive compensation philosophy and the application of this philosophy to the Company’s executive compensation arrangements.

When determining the compensation arrangements for the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2022, other than the CEO and CFO (collectively, the “Named Executive Officers”), the Board considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

Elements of Compensation

The compensation paid to executive officers in any year may consist of the following three (3) primary components, at the discretion of the Board:

1.	base salary;

2.	cash bonuses; and/or

3.	long-term incentives.

The Company believes that making a significant portion of executive officers’ compensation based on long-term incentives supports the Company’s executive compensation philosophy, as these forms of compensation allow those most accountable for the Company’s long-term success to acquire and hold the Company’s shares. The key features of these three primary components of compensation are discussed below:

1.	Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for executive officers are reviewed annually. Any change in the base salary of an executive officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2.	Cash Bonuses

Cash bonuses for the executive officers are determined by reference to the Company’s actual performance relative to objectives and individual contributions toward such performance. All awards made to executive officers are subject to the review and approval of the Company’s Compensation Committee and the Board and are examined in absolute terms as well as in relation to peer company performance.

3.	Long Term Incentives

Long term incentives, such as stock options of the Company (the “Options”) and restricted share units of the Company (the “RSUs”) are provided to focus management’s attention on corporate performance over a period of time longer than one year in recognition of long term horizons for return on investments and strategic decisions. The number of Options and/or RSUs given to each executive officer is determined by his or her position, past contribution and potential future contributions to the Company and the number and terms of Options and RSU awards previously granted to the executive officer. The securities based awards granted under the stock option plan (the “Stock Option Plan”) and the restricted share unit plan (the “RSU Plan” and together with the Stock Option Plan, the “Securities Based Compensation Arrangements”) are reviewed by the Compensation Committee. The Compensation Committee determines a meaningful level of award for executive officers of the Company. The number of Options and RSUs are also influenced by the number of officers and key employees in the current year and the likelihood of grants in future years to officers and key employees since the aggregate number of Common Shares available for issuance pursuant to all Securities Based Compensation Arrangements cannot exceed 10% of the Company’s issued Common Shares on a rolling basis.

Other than the Securities Based Compensation Arrangements, the Company does not have any other long-term incentive plans pursuant to which securities or cash compensation is intended to serve as an incentive for performance over a period greater than one financial year.

The Compensation Committee and the Board have not formally assessed the implications of the risks associated with the Company’s compensation policies and practices.

Under the stock trading policy adopted by the Company on November 26, 2020, as amended from time to time, executive officers and directors are strongly discouraged but are not prohibited from purchasing financial instruments; however, the Company does not have any policies which prohibit the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Stock Option Plan

The Stock Option Plan was approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 28, 2021 and replaced the previous stock option plan of the Company (the “Predecessor Stock Option Plan”). The Predecessor Stock Option Plan continues to exist only for the purpose of governing the terms of Options that were granted under the Predecessor Stock Option Plan prior to the adoption of the Stock Option Plan.

The purpose of the Stock Option Plan is to provide the Company with the advantages of the incentive inherent in equity ownership on the part of directors, executive officers, employees and consultants (collectively, the “Eligible Persons”) who are responsible for the continued success of the Company; to create in those Eligible Persons a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage Eligible Persons to remain with the Company and any subsidiaries; and to attract new employees, directors, officers and consultants.

The Stock Option Plan will be administered by the Board, and the Board may delegate its powers, rights and obligations to a committee. The Company’s Compensation Committee will be responsible for determining which directors, officers, employees and consultants shall be granted Options.

The Board will have the authority to grant Options to Eligible Persons and, subject to the policies of the Canadian stock exchange upon which the Common Shares principally trade, will determine the terms and conditions applicable to the exercise of those Options including the number of Common Shares issuable under each Option, the exercise price, the expiry date, vesting conditions, if any, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Common Shares acquired on exercise of the Option, and the events, if any, that give rise to a termination or expiry of the Option participant’s rights under the Option, and the period in which such termination or expiry can occur. Notwithstanding the foregoing, the maximum term of any Option granted under the Stock Option Plan will be ten years. The Stock Options Plan provides for a cashless exercise procedure.

The total number of Common Shares that may be reserved for issuance to all directors and executive officers as a group under the Stock Option Plan and any other Securities Based Compensation Arrangements, in aggregate, will not exceed, at any time, or within any 12-month period, 10% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to any one Executive (as defined in the Stock Option Plan) under the Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 5% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to persons engaging in investor relations activities under the Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 1% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

Annual shareholder approval is not required for the Stock Option Plan. The Board may terminate the Stock Option Plan at any time in its absolute discretion, without shareholder approval. If the Stock Option Plan is terminated, no further Options will be granted, but the Options then outstanding will continue in full force and effect in accordance with the provisions of the Stock Option Plan until the time they are exercised or terminated or expire under the terms of the Stock Option Plan and the applicable Option agreement.

RSU Plan

The RSU Plan was approved by shareholders at a special meeting of shareholders held on December 16, 2020. The RSU Plan was established to provide a financial incentive for employees, consultants and directors of the Company, to devote their best efforts towards the long-term success of the Company’s business, by aligning qualified participants’ financial interests with those of the Company and its shareholders, to assist the Company in attracting and retaining individuals with top-level talent, passion, ability, and an overall commitment to the business of the Company, and to ensure that the total compensation provided to such participants is at competitive levels. Accordingly, the RSU Plan is intended to supplement the Company’s other Securities Based Compensation Arrangements provided that the aggregate issuances under the RSU Plan and all other the Securities Based Compensation Arrangements do not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis immediately prior to the proposed grant of the applicable RSUs.

The RSU Plan provides that RSUs may be granted by the Board, or if delegated to a committee of the Board, by the Compensation Committee, to directors, executive officers, employees and consultants of the Company (each an “RSU Participant”). The Compensation Committee determines from time to time the RSU Participants to whom RSUs are granted and the provisions and restrictions with respect to such grant. The Compensation Committee takes into consideration the present and potential contributions of and the services rendered by the particular RSU Participant to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant.

Each RSU entitles the RSU Participant, subject to the RSU Participant’s satisfaction of any conditions, restrictions or limitations imposed under the RSU Plan or RSU grant letter, to receive: (i) one previously unissued Common Share for each RSU; or (ii) a cash payment equal to the number of RSUs multiplied by the fair market value of one Common Share on the vesting date; or (iii) a combination of (i) and (ii), as determined by the Board or Compensation Committee, on the date when the RSU is fully vested. Concurrent with the determination to grant RSUs to a RSU Participant, the Compensation Committee also determines the vesting schedule applicable to such RSUs, which shall extend no later than December 15th of the third calendar year following the calendar year in which the grant occurred in respect of the RSUs.

RSU grants are subject to additional limitations under the terms of the RSU Plan. Unless permitted by the CSE or approved by disinterested shareholders:

(a)
the maximum number of RSUs available for grant to any one person under the RSU Plan and any other Securities Based Compensation Arrangements of the Company in a 12 month period is 5% of the total number of Common Shares then outstanding on a non-diluted basis; and

(b)
the maximum number of Common Shares issuable to insiders of the Company (as a group) under the RSU Plan, together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, shall not exceed at any time or within any 12 month period, 10% of the issued and outstanding Common Shares on a non-diluted basis at the time of grant.

Further, the total number of Common Shares issuable to any RSU Participant performing investor relations activities over any 12 month period, pursuant to the RSU Plan and together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, cannot exceed 1% of the issued and outstanding number of Common Shares then outstanding on a non-diluted basis at the time of grant.

The Board or the Compensation Committee, as the case may be, may terminate, discontinue or amend the RSU Plan at any time, provided that, without the consent of an RSU Participant, such termination, discontinuance or amendment may not in any manner adversely affect such RSU Participant’s rights under any RSU granted to such RSU Participant under the RSU Plan.

The Board or the Compensation Committee may, subject to the receipt of shareholder approval and the receipt of any regulatory approval including any stock exchange approval (where required), make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a)
increase the number of Common Shares which may be issued pursuant to the RSU Plan, other than by virtue of a change in Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification which adjustment may be made by the Board or Compensation Committee for the number of Common Shares available under the RSU Plan and the number of Common Shares subject to RSUs;

(b)	amend the definition of “Participant” under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c)	amendments to cancel and reissue RSUs;

(d)
amendments to the list of amendments to the RSU Plan or RSUs requiring requisite regulatory and shareholder approval and those subject to requisite regulatory approval (where required) but not subject to shareholder approval;

(e)	amendments that extend the term of an RSU;

(f)
amendments to the participation limits including: the maximum number of shares issuable under the RSU Plan, limitations on grants of RSUs to any one person in a 12-month period, grants within a one year period to insiders, and the number of shares issuable to a person providing investor relations activities in any 12-month period; and

(g)
amendments to the RSU Plan that would permit RSUs, or any other right or interest of a RSU Participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of a RSU or the RSU Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)
amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a RSU Participant to whom a RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a RSU Participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan is deemed to be null and void.

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment will be made by the Board or Compensation Committee in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If the foregoing adjustment results in a fractional Common Share, the fraction shall be rounded down to the nearest whole number. All such adjustments are conclusive, final and binding for all purposes of the RSU Plan.

Share-Based and Option-Based Awards

The Company recognizes the importance of share-based and option-based awards for retaining employees and keeping them motivated. New grants to employees are made based on the role and position of the employee, with consideration given to the limits imposed by the Company’s Securities Based Compensation Arrangements.

The role of the Compensation Committee is to review management’s recommendations and provide feedback related to security based compensation. During the years 2020 and 2021, the Company retained the services of PricewaterhouseCoopers (“PwC”) and Niagara Street HR Consulting Inc., respectively (“Niagara”), to provide guidance on the compensation of top management and directors, and followed these guidance in 2022.

Summary Compensation Table

The following sets forth executive compensation table for the three most recently completed financial years of the Company in respect of the Named Executive Officers of the Company.

Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($) (7)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Oren Shuster(1) CEO and Director	2022	506,244	Nil	1,110,057	Nil	Nil	Nil	1,616,301
	2021	515,731	Nil	1,388,455	121,000	Nil	Nil	2,025,186
	2020	424,492	Nil	202,743	110,000	Nil	4,577	741,812
Shai Shemesh(2) CFO	2022	321,950	Nil	307,636	Nil	Nil	Nil	629,586
	2021	300,607	Nil	408,653	82,500	Nil	Nil	791,760
	2020	249,960	Nil	112,390	75,000	Nil	Nil	437,350
Marc Lustig Executive Chairman and Director(3) (6)	2022	282,480	558,538	50,089	Nil	Nil	Nil	891,107
	2021	264,000	1,286,498	329,846	Nil	Nil	Nil	1,880,344
	2020	90,000	Nil	1,059,085	Nil	Nil	500,000	1,649,085
Michael Ruscetta Chief Executive Officer of a subsidiary(4)	2022	128,497	Nil	464,310	Nil	Nil	Nil	597,807
	2021	201,250	Nil	675,719	175,000	Nil	Nil	1,051,969
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Howard Steinberg Chief Executive Officer of a subsidiary(5)	2022	704,688	Nil	464,310	Nil	Nil	Nil	1,168,998
	2021	480,000	Nil	675,719	400,000	Nil	Nil	1,555,719
	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes

(1)	Mr. Shuster was appointed CEO and director of the Company on October 11, 2019. Mr. Shuster does not earn consideration for his role as a director of the Company.

(2)	Mr. Shemesh was appointed CFO of the Company on October 11, 2019.

(3)	Mr. Lustig was appointed Executive Chairman of the Company on December 29, 2020. Mr. Lustig does not earn consideration for his role as a director of the Company.

(4)	Mr. Ruscetta is the Chief Executive Officer of Trichome.

(5)	Mr. Steinberg is the Chief Executive Officer of TJAC and MYM.

(6)	On September 21, 2021 the Company granted Mr. Lustig 550,000 RSUs.

(7)
The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 0.42% to 1.97% (ii) expected dividend yield of 0%; (iii) expected volatility of 76.28% to 82.31%; and (iv) a term of 5 to 10 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Outstanding Option-Based Awards and Share-Based Awards

The following table is a summary of all outstanding option-based awards and share-based awards of Named Executive Officers as at December 31, 2022.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (2) (#)	Option exercise price ($)(3)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Oren Shuster CEO and Director	6,250 75,000 50,000	40 58.7 16	June 9, 2025 May 19, 2026 January 4, 2029	Nil Nil Nil	Nil	Nil	Nil
Shai Shemesh CFO	3,750 20,165 6,250	40 58.7 16	June 9, 2025 May 19, 2026 April 7, 2029	Nil Nil Nil	Nil	Nil	Nil
Yael Harrosh Chief Legal and Operations Officer	3,750 18,707 5,000	40 58.7 16	June 9, 2025 May 19, 2026 January 4, 2029	Nil Nil Nil	Nil	Nil	Nil
Marc Lustig(1) Executive Chairman and Director	67,500	16	September 11, 2029	Nil	13,757	17,884	53,616
Rinat Efrima Chief Executive Officer of a subsidiary	5,000	27.3	April 4, 2027	Nil	Nil	Nil	Nil
Richard Balla Chief Executive Officer of a subsidiary	3,750	16	July 7, 2029	Nil	Nil	Nil	Nil
Michael Ruscetta Chief Executive Officer of a subsidiary	23,250	100.2	March 18, 2026	Nil	Nil	Nil	Nil
Howard Steinberg Chief Executive Officer of a subsidiary	23,250	100.2	March 18, 2026	Nil	Nil	Nil	Nil

Notes

(1)	Mr. Lustig was appointed as board member on October 11, 2019, and as Executive Chairman on December 29, 2020.

(2)	Each Option entitles the holder to purchase one Common Share.

(3)	On February 12, 2021, the Company completed a consolidation of its Common Shares on a 4:1 basis. The figures reported in this table are presented on a 4:1 post-consolidation basis.

(4)
Calculated using the closing market price of the Common Shares on the CSE on December 31, 2022 of $1.3 and subtracting the exercise price of in-the-money Options, including unvested. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(5)	Calculated using the closing market price of the Common Shares on the CSE on December 31, 2022 of $1.3.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards that vested during the year ended December 31, 2022 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Oren Shuster CEO	1,410,332	Nil	Nil
Shai Shemesh CFO	429,862	Nil	Nil
Yael Harrosh Chief Legal and Operations Officer	302,668	Nil	Nil
Marc Lustig Executive Chairman and Director	536,117	641,982	Nil
Rinat Efrima Chief Executive Officer of a subsidiary	Nil	Nil	Nil
Richard Balla Chief Executive Officer of a subsidiary	37	Nil	Nil
Michael Ruscetta Chief Executive Officer of a subsidiary	732,792	Nil	Nil
Howard Steinberg Chief Executive Officer of a subsidiary	732,792	Nil	Nil

Pension plan benefits

There are no pension plan benefits in place for the Named Executive Officers or the directors of the Company.

 Termination and Change of Control Benefits

Other than described below, no Named Executive Officer has entered into an arrangement with the Company or a subsidiary of the Company that provide for payments to the Named Executive Officers in connection with any termination or change of control beyond any payment that a Named Executive Officer may be entitled to pursuant to applicable employment standard law:

Oren Shuster

As at December 31, 2022, Mr. Shuster performed the services of Chief Executive Officer of IM Cannabis Corp., through a private company acting as an external management company (“Shuster Management Company”). The Shuster Management Company was paid a monthly fee of $42,000 per month (plus VAT). Either the Company (through its subsidiary) or the Shuster Management Company may terminate the agreement at any time for any reason upon three months’ notice with continuing payments during such notice period. The Company, through its subsidiary, may terminate the agreement forthwith for cause without notice. As of March 2023, Mr. Shuster performs the services of CEO of the Company under substantially similar terms.

Michael Ruscetta

The Company’s subsidiary, Trichome, entered into an executive employment contract with Mr. Ruscetta effective May 4, 2018. Under this contract Mr. Ruscetta is entitled to base salary compensation of $175,000 per annum, cash incentive award equal to 100% of the base salary, and certain grants of securities based awards that are subject to vesting conditions. In the event that Mr. Ruscetta is terminated for cause, Trichome may terminate Mr. Ruscetta’s employment without notice and securities based awards, whether vested or unvested, will immediately terminate. If Mr. Ruscetta is terminated without cause or Trichome is subject to a change of control in which over 50% of the voting shares of Trichome is acquired, directly or indirectly, by any person and Mr. Ruscetta is terminated in connection with such change of control, Mr. Ruscetta will be provided with notice or pay in lieu of notice equal to ongoing payment of base salary, pro-rata average bonus and continuation of benefits coverage for a period equal to six months plus one month for every year of service completed after May 7, 2019. If Mr. Ruscetta is terminated without cause, vested securities based awards will continue on their terms and unvested securities based awards will terminate. If Trichome is subject to a change of control, all unvested securities will be payable in accordance with their terms.

Howard Steinberg

Mr. Steinberg performs the services of Chief Executive Officer of TJAC and MYM through a private company acting as an external management company (“Steinberg Management Company”). The Steinberg Management Company is paid a monthly fee of $40,000 per month (plus HST) and $100,000 per quarter (plus HST). Either the Company (through its subsidiary) or the Steinberg Management Company may terminate the agreement at any time upon three months’ notice with continuing payments during such notice period, pro-rated for any partial month or quarter. The Company (through its subsidiary) may also terminate the agreement immediately and pay a termination fee equal to three months` notice, pro-rated for any partial month or quarter.

Director Compensation

The objective of the Company’s compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Company. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

Director Compensation Table

The following table sets out certain information respecting the compensation paid to directors of the Company who were not Named Executive Officers during the year ended December 31, 2022.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (5)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Vivian Bercovici Director(1)	58,530	Nil	75,918	Nil	Nil	Nil	134,448
Haleli Barath(2) Director	59,560	Nil	205,764	Nil	Nil	Nil	265,324
Brian Schinderle Director	86,797	Nil	205,764	Nil	Nil	Nil	292,561
Moti Marcus(3) Director	24,722	Nil	7,114	Nil	Nil	Nil	31,836
Einat Zakariya (4) Director	24,621	Nil	7,114	Nil	Nil	Nil	31,735

Notes

(1)	Ms. Bercovici resigned on September 13, 2022.

(2)	Ms. Barath resigned on September 13, 2022.

(3)	Mr. Marcus was appointed on September 13, 2022.

(4)	Ms. Zakariya appointed on September 13, 2022

(5)
The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 0.42% to 3.03% (ii) expected dividend yield of 0%; (iii) expected volatility of 78.7% to 82.01%; and (iv) a term of 5 to 10 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, all share-based awards and option-based awards outstanding at the end of the year ended December 31, 2022.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (2) (#)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Vivian Bercovici(4)	5,250 3,000	40.00 58.70	June 9, 2025 May 19, 2026	Nil	Nil	Nil	Nil
Haleli Barath(5)	9,000	100.00	February 28, 2026	Nil	Nil	Nil	Nil
Brian Schinderle	9,000	100.00	February 28, 2026	Nil	Nil	Nil	Nil
Moti Marcus(6)	9,000	6.00	September 19, 2027	Nil	Nil	Nil	Nil
Einat Zakariya(7)	9,000	6.00	September 19, 2027	Nil	Nil	Nil	Nil

Notes

(1)	Each Option entitles the holder to purchase one Common Share.

(2)	On February 12, 2021, the Company completed a consolidation of its Common Shares on a 4:1 basis. The figures reported in this table are presented on a 4:1 post-consolidation basis.

(3)
Calculated using the closing market price of the Common Shares on the CSE on December 31, 2022 of $1.3 and subtracting the exercise price of in-the-money Options, including unvested. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(4)
Ms. Bercovici resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan. Ms. Bercovici resigned from IMC Holdings on January 8, 2023.

(5)	Ms. Barath resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan.

(6)	Mr. Marcus appointed on September 13, 2022.

(7)	Ms. Zakariya appointed on September 13, 2022.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, the value of option-based awards and share-based award that vested during the year ended December 31, 2022 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Vivian Bercovici(1)	130,200	Nil	Nil
Haleli Barath(2)	362,043	Nil	Nil
Brian Schinderle	362,043	Nil	Nil
Moti Marcus(3)	Nil	Nil	Nil
Einat Zakariya(4)	Nil	Nil	Nil

Notes

(1)
Ms. Bercovici resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan. Ms. Bercovici resigned from IMC Holdings on January 8, 2023.

(2)	Ms. Barath resigned on September 13, 2022 but remained as a director of IMC Holdings, therefore her options continued to vest according to the Option Plan.

(3)	Mr. Marcus appointed on September 13, 2022.

(4)	Ms. Zakariya appointed on September 13, 2022.

Equity Compensation Plan Information

The Stock Option Plan and RSU Plan are the only equity compensation plans approved by the Company’s shareholders. The following sets forth information in respect to Common Shares authorized for issuance under the Company’s equity compensation plans as at December 31, 2022.

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted – Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securityholders	800,535	$55.23	241,908
Equity Compensation Plans Not Approved by Securityholders	Nil	N/A	Nil
Total	800,535	$55.23	241,908

Notes

(1)	On November 17, 2022, the Company completed a consolidation of its Common Shares on a 10:1 basis. The figures reported in this table are presented on a 10:1 post-consolidation basis.

C.          Board Practices

By ordinary resolution of the shareholders of the Company held on October 20, 2022, the number of directors was set at five and the board of directors currently consists of five directors. Each of our directors was elected and appointed to hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with the articles of the Company (the “Articles”) and the BCBCA. The directors may, from time to time, appoint such officers as the directors determine and the directors may, at any time, terminate any such appointment. Please also refer to Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers.

As of December 31, 2022, we did not have any service contracts with any of our independent directors.

Audit Committee Disclosure

The Audit Committee’s Charter

Our directors have adopted a Charter for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The full text of the Audit Committee’s charter is posted on the Company’s website at www.imcannabis.com.

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of the Company’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of the Company’s internal auditors. The Audit Committee has specific responsibilities relating to the Company’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on the Company; and the Company’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members.

Composition of the Audit Committee

The Audit Committee currently consists of Moti Marcus (Chair), Einat Zakariya and Brian Schinderle. The members are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators), and the members are financially literate (as defined in NI 52-110). The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Board has determined that Moti Marcus qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

Audit Committee Oversight

At no time during this past fiscal year have any recommendations by the Audit Committee respecting the appointment and/or compensation of our external auditors not been adopted by the Board.

Pre-Approval Policies and Procedures

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

Compensation Committee

The Compensation Committee is responsible for, among other things, developing and monitoring the Company’s overall approach to compensation issues and implementing and administering a system of compensation that provides for competitive base salaries. The Compensation Committee conducts an annual review of the Company’s compensation issues and practices, including corporate goals and objectives relative to the compensation of the CEO and other senior officers, and makes a comprehensive set of recommendations to the Board during each calendar year. The Compensation Committee is currently comprised of Brian Schinderle (chiar), Moti Marcus and Einat Zakariya, who are independent directors. During meetings of the Compensation Committee, the primary goal as they relate to compensation matters are to ensure that the compensation provided to the Named Executive Officers and other senior officers and Executives are determined with regard to the Company’s business strategies and objectives, such that the financial interest of the executive officers are aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Company uses the benchmark method in order to determine the compensation for its directors and executive officers. Under the benchmark method, more than ten similar companies are reviewed in order to ensure that compensation to directors and executive officers is within the market range.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about the Company’s compensation practices. The member of the Compensation Committee has direct experience and skills relevant to the member’s responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Company’s compensation policies and practices.

Executive Compensation-Related Fees

In 2022 there were no Executive Compensation-Related Fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Company’s directors and executive officers.

All Other Fees

“All Other Fees” consist of fees for services that are billed by each consultant or advisor mentioned above and which are not reported under “Executive Compensation-Related Fees”. Neither PwC nor Niagara billed the Company for any other fees during the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020.

D.          Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2020	80	-	80
Fiscal 2021	283	-	363
Fiscal 2022	153	-	153

None of our employees are members in a labor union.

The following table sets forth the number of employees we had at the end of each fiscal period per geographic location:

Year	Israel	Germany	Canada	Total
Fiscal 2020	66	14	-	80
Fiscal 2021	112	15	236	363
Fiscal 2022	126	27	-	153

E.          Share Ownership

As of March 29, 2023, our directors and executive officers, as a group, beneficially owned a total of 2,311,367 Common Shares, representing beneficial ownership of 17.99%% of the Common Shares.

The table below sets forth the number of Common Shares beneficially owned by our directors and executive officers as of March 29, 2023. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and RSUs that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 2,311,367 outstanding Common Shares as of March 29, 2023, plus 258,920 Common Shares underlying options and RSUs that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 2,570,287. As of March 29, 2023, the Company has a total of 12,846,645 outstanding Common Shares.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Common Shares Held	Exercisable Options	RSUs	Number of Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Oren Shuster	1,872,717	105,715	-	153	14.58%
Marc Lustig	338,144	67,500	50,414	-	2.63%
Moti Marcus	-	-	-	-	-
Einat Zakariya	61,200	-	-	-	0.48%
Brian Schinderle	-	6,747	-	-	-
Shai Shemesh	21,190	23,129	-	-	0.16%
Richard Balla	2,963	3,750	-	-	0.02%
Rinat Efrima	15,000	1,665	-	-	0.12%
Total	2,311,214	208,506	50,414	153	17.99%

Refer to section titled, Compensation, for the details of the options held by our directors and executive officers as at December 31, 2022.

We do not have any other equity arrangements for involving employees in our capital, except for the grant of Options and RSUs pursuant to our Securities Based Compensation Arrangements at the discretion of the Board.

F.          Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

To the knowledge of the directors and executive officers of the Company, as at the date of this Annual Report, no person beneficially owned, directly or indirectly, or exercised control or direction over 5% or more of the voting rights attached to the outstanding Common Shares of the Company except as stated below.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Oren Shuster	1,872,870	14.58%
Rafael Gabay	1,173,869	9.14%
Luminera Derm Ltd.	757,172	5.89%

Notes:

(1)
1,872,717 Common Shares are held by Oren Shuster directly and 153 Common Shares are held indirectly by Ewave Group Ltd., a privately-held entity jointly owned by Mr. Shuster and Mr. Gabay of which Mr. Shuster owns and controls 50% of the outstanding voting shares.

(2)
1,173,716 Common Shares are held by Rafael Gabay directly and 153 Common Shares are held indirectly by Ewave Group Ltd., a privately-held entity jointly owned by Mr. Gabay and Mr. Shuster of which Mr. Gabay owns and controls 50% of the outstanding voting shares.

The major changes in the last three years in the percentage ownership of persons who beneficially own 5% of the outstanding voting rights attached to our Common Shares were:

In the last three years both Oren Shuster and Rafael Gabay exercised control or direction over 5% or more of the voting rights attached to the outstanding Common Shares of the Company, but they did so in greater percentage.

Luminera Derm Ltd, has beneficially own 5% of the outstanding voting rights attached to the outstanding Common Shares of the Company, starting from January 20, 2023.

We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

As of March 23, 2023, there were 22 registered holders of the Company’s shares with addresses in the United States, with combined holdings of 2,375,824 shares.

B.          Related Party Transactions

To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of Fiscal 2022 that has had or could have a material impact on us, or in any projected transactions, except as described below.

•
Under the Focus Agreement,  IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus Medical at its sole discretion and in accordance with Israeli cannabis regulations.

•
The Company is a party to Indemnification Agreement with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction.

•
On August 5, 2022, the Company sold the wholly owned subsidiary of TJAC, Sublime, to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of $100,000 less working capital adjustments, for a final net purchase price of $89,000. The transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), however pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101, the transaction is exempt from the formal valuation and minority shareholder approval requirements of such instrument.

•
The Stalking Horse Purchase Agreement constituted a related party transaction as L5 is an entity controlled by Marc Lustig, who is a director of Trichome and the Executive Chairman of the Board of the Company. On March 8, 2023, the Company announced that the SISP approved by the Ontario Superior Court of Justice (Commercial List) did not result in any bids for the going-concern business of Trichome Group. In addition, L5, controlled by Marc Lustig, advised that it would not complete the proposed transaction contemplated by the Stalking Horse Share Purchase Agreement.

•
On August 24, 2022, the Company announced that it closed the first tranche of the 2022 Private Placement and on October 5, 2022 announced that it closed the second tranche of the 2022 Private Placement. Insiders of the Company, led by the Company’s CEO and Director, and the Company’s CFO, subscribed for 1,563,496 Common Shares for aggregate proceeds of US$782 in the first tranche of the 2022 Private Placement, and the Executive Chairman and Director of the Company, subscribed for 1,112,504 Common Shares for aggregate proceeds of US$556 in the second tranche of the 2022 Private Placement. As a result of the participation by the CEO, the CFO and the Executive Chairman and Director of the Company, the 2022 Private Placement was considered a “related party transaction” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders’ participation in the 2022 Private Placement was below 25% of the Company’s market capitalization for purposes of MI 61-101.

•
On January 16, 2023, the Company announced the closing of the first tranche of the Concurrent Offering comprised of an aggregate of 1,159,999 Units for aggregate gross proceeds of US$1,500. The Units under the first tranche of the Concurrent Offering were issued and sold to insiders of the Company, including the Company’s CEO and director of the Company.

•
On January 20, 2023, the Company closed the second tranche of the LIFE Offering comprised of 102,152 Units for an aggregate subscription price of approximately US$128. The second tranche of the LIFE Offering was comprised of a single subscription by Marc Lustig, a non-independent director of the Company whose subscription price was satisfied by the settlement of approximately US$128 in debt owed by the Company to Marc Lustig for certain consulting services previously rendered to the Company.

•
On February 16, 2023, the Company closed the fifth and final tranche of the LIFE Offering. Marc Lustig, a non-independent director of the Company subscribed for 29,548 Units in the fifth tranche at an aggregate subscription price of US$36,935. Marc Lustig’s subscription price was satisfied by the settlement of US$37 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

The participation by Company’s insiders in each of the Concurrent Offering and the LIFE Offering constituted “related party transactions” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the insiders’ participation in the Concurrent Offering and the LIFE Offering, as applicable, was below 25% of the Company’s market capitalization for the purposes of MI 61-101.

Other than the aforesaid transactions noted above, the Company had no other transactions with related parties outside of the Group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship.

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company’s our audited consolidated financial statements as at and for the year ended December 31, 2022 and the year ended December 31, 2021. The audit reports of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global are included therein.

Legal Proceedings

Class Action T.Z. 35676-08-19 Tel Aviv - Jaffa District Court

On August 19, 2019, a cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020, the Applicant submitted his response to the Parties’ response. On July 5, 2020, the Applicant was absent from the hearing. As a result, on July 23, 2020, the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020, the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021, a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. On November 3, 2021, the court ruled the Parties will file an update regarding the mediation procedure in 30 days. The parties conducted unsuccessful negotiations. On March 14, 2022, the Applicant filed a request to amend the Motion (the “Applicant’s Request for Amendment”) and the judge disqualified herself from hearing the case. As a result, the case was redirected. On June 21, 2022, the Parties filed a response to the Applicant’s Request for Amendment. On September 12, 2022, the court ruled on the Applicant’s Request for Amendment and accepted the Applicant’s request to clarify its claims regarding product labeling, while rejecting the Applicant’s other requests. On November 27, 2023, the Applicant submitted an amended application for approval of the motion (the “Amended Motion"), and the Parties’ response was submitted on February 8, 2023. The date of the preliminary hearing is set for April 27, 2023.

Due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding.

Planning and construction 66813-06-21 beer Sheva magistrate court

On July 11, 2021, the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court, by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (the “Construction Proceedings”).

On December 6, 2021, the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. As of the date of this letter no decision has yet been made on the application.

A hearing was initially set to December 1, 2021, but postponed several times in order to allow the parties to negotiate towards a resolution. The hearing is set June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

At this stage, based on the opinion of Focus’ legal counsel, Company management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

COVID-19 Test Kits Claim, District Court of Stuttgart

On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defence to the Stuttgart Court in which they essentially stated two main arguments for their defense:

2.	that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real purchaser rather a company named Uniclaro GmbH.

3.
that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

On March 22, 2022, Adjupharm filed a response to Stroakmont & Atton’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

On May 27, 2022, the conciliation hearing and main hearing were held. The Stuttgart Court ruled that the Company shall submit another writ by August 29, 2022. The Stuttgart Court also scheduled a pronouncement date for September 7, 2022, when the Stuttgart Court will enter a judgement or hold an evidentiary hearing with witnesses. Following the pronouncement date on September 7, 2022 an evidentiary hearing with witnesses was held on two occasions, January 11, 2023, where witnesses on behalf of Adjupharm testified, and on February 22, 2023, witnesses on behalf of Stroakmont & Atton testified.

The court provided the parties a deadline until March 24 2023 to evaluate the testimonies of the witnesses and to deliver to the court a summary of the factual and legal situation after the court hearings. The court will announce its decision for further proceedings or its judgment on April 5, 2023. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

Uniclaro GmbH vs. adjupharm

On December 22, 2022, Uniclaro GmbH filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro GmbH is (“Uniclaro”) claiming the purchase price for 300,000 Covid-19 rapid tests in the total amount of EUR 1,046,010 (including VAT) in exchange for 300,000 Covid-19 rapid tests which Uniclaro has in its storage.

Uniclaro alleges in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand "Clongene". Furthermore, Uniclaro claims that the order was placed verbally on 23.03.2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-1 9 rapid tests as in the Stroakmont & Atton Claim mentioned above. On 23 February 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart with regard to the counterclaims. As a next step, Uniclaro is allowed to respond to the Company's statement of defense.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

Initiation of Proceedings for Loan Repayment

On April 4, 2022, MYM issued a Notice of Default and on April 20, 2022, issued a Notice of Intent to Enforce Security pursuant to section 22 of the Bankruptcy and Insolvency Act (Canada) for the outstanding Biome Loan in the amount of $2.680, including accrued and unpaid interest, owing by the Obligors. MYM has applied to the Superior Court to appoint a receiver to take control of the Obligors’ assets, including MYM’s security that is held in escrow, to effect repayment of the Biome Loan.

On May 12, 2022 the Company applied to and received from the Superior Court an interim order to, among other things, freeze the assets of the Obligors including the assets which comprise MYM’s Collateral for the Biome Loan. MYM has applied to the Superior Court, which granted MYM’s request for the receivership of the assets of the Obligors and has scheduled an in-person hearing for the receivership application on September 12, 2022.

In September 2022, MYM and the Obligors reached an agreement and signed the Biome Term Sheet on September 9, 2022, prior to the September 12, 2022 in-person receivership application hearing with the Superior Court. The Superior Court approved the adjournment of the receivership application, pending the implementation of the settlement outlined in the Biome Term Sheet, pursuant to which, the Biome Loan will continue to bear interest at a rate of 8% per annum on the principal balance of the Biome Loan, compounding every four months on the aggregate balance of the outstanding “Indebtedness”. The Biome Loan matures December 9, 2023 unless extended through mutual agreement by both parties.

Based on the Biome Term Sheet, the Obligors are required to make a payment to MYM on December 31, 2022. The value of the payment on December 31, 2022 will depend on the VWAP of the Company’s common shares during the final ten trading days of November 2022. The repayment will be 5% or 10% of the total Indebtedness, depending on the VWAP over that period of time.

On October 4, 2022, the Biome Settlement Agreement was executed in line with the terms noted in the Biome Term Sheet.

The Obligors did not make payment to MYM on December 31, 2022 as required under the Biome Settlement Agreement and the parties are discussing modifications to the Settlement Agreement.

Proceedings under CCAA

For more information, please see - “Developments During the Financial Year Ended December 31, 2022” section above. Court materials filed in connection with Trichome's CCAA Proceedings can be found at https://www.ksvadvisory.com/insolvency-cases/case/trichome.

Dividend Policy

We have not, for any of the three most recently completed fiscal years or our current fiscal year, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition, and such other factors as our directors consider appropriate.

B.          Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended December 31, 2022.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “IMCC” and the CSE under the trading stock symbol “IMCC”.

Our Warrants are listed and posted for trading on the CSE under the symbol “IMCC.WT”.

B.          Plan of Distribution

Not applicable.

C.          Markets

See Item 9.A. - Offer and Listing Details.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Articles of the Company

Incorporation

See Item 4.A. – Name, Address and Incorporation.

Objects and Purposes

Neither the Notice of Articles nor the Articles of the Company contain a limitation on objects and purposes.

Directors

Article 16 of the Articles deals with a directors’ disclosable interest (as defined in the BCBCA) in contracts or transactions into which the Company has entered or proposes to enter. Article 16.2 provides that a director who holds such a disclosable interest is not entitled to vote on any directors’ resolution to approve such contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCBCA, a director holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company, (b) the Company has entered, or proposes to enter, into the contract or transaction, (c) either  the director has a material interest in the contract or transaction or the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction and (d) the interest is known by the director or reasonably ought to have been known. Pursuant to the BCBCA, a director does not have a disclosable interest in a number of prescribed situations, including without limitation in respect of a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director of the Company.

The directors may act notwithstanding any vacancy in the Board, but if the Company has fewer directors in office than the number set pursuant to the Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the Board or, subject to the BCBCA, for any other purpose. The quorum necessary for the transaction of the business of the directors is deemed to be set at a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Article 8 of the Articles deals with borrowing powers. The Company, if authorized by the directors, may: (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any Common Shares of the Company.

Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:

1.	under the age of 18 years;

2.	found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canadaor elsewhere, subsequently finds otherwise; ;

3.	an undischarged bankrupt; or

4.
convicted in or out of the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:

a.	the court orders otherwise;

b.	5 years have elapsed since the last to occur of:

i.	the expiration of the period set for suspension of the passing of sentence without a sentence having been passed;

ii.	the imposition of a fine;

iii.	the conclusion of the term of any imprisonment; and

iv.	the conclusion of the term of any probation imposed; or

c.
a pardon was granted or issued, or a record suspension ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect.

A director who ceases to be qualified to act as a director of the Company must promptly resign.

Section 120 of the BCBCA provides that every company must have at least one director, and a public company must have at least three directors.

Rights, Preference and Restrictions

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend such meeting and on a vote by show of hands, are entitled to one vote on a matter at such meeting and, on a poll, are entitled to one vote in respect of each Common Share held by that shareholder, and may exercise that vote either in person or by proxy. Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of a majority of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must, unless the meeting is fully electronic,  be held in the Province of British Columbia, unless otherwise provided in the Articles (Article 10.4 of the Articles provides that a meeting of shareholders  may be held in or outside of British Columbia as determined by a resolution of the directors)  ; (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) (or, pursuant to Article 10.5 and 10.6 of the Articles, be less than 21 days before the date on which the meeting is to be held for so long as the Company is a public company); (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of Common Shares entitled to vote at the meeting,); (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the Company’s constating documents.

Change in Control

There are no provisions in the Company’s constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Threshold

For as long as the Company remains a reporting issuer (as defined under the Securities Act (British Columbia)), there are no provisions in the Company’s constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person becomes a reporting insider as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions, which includes any person who beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities on a partially diluted basis. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than is required by the corporate laws of the Province of British Columbia for as long as the Company is a public company. Otherwise, Section 25.3 of the Articles provides that if the Company ceases to be a public company and statutory reporting company provisions do not apply, no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 12,846,645 Common Shares were issued and outstanding as of March 29, 2023. All of the issued Common Shares are fully paid and non-assessable common shares in the authorized share structure of the Company. The Company does not own any of its Common Shares.

C.          Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts the Company or a subsidiary is a party to as the date of this Annual Report are set out below.

a.
Option agreement between IMC Holdings and Focus, dated April 2, 2019, whereby IMC Holdings has an option to purchase, at its sole discretion, all of the issued and outstanding ordinary shares of Focus at a price equal to NIS 765.67 per ordinary share for total consideration of NIS 2,756,500 until April 2029.

b.	Services Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus, as further described in “Business Overview – Economic Dependence”.

IP Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus, as further described in “Business Overview – Economic Dependence”.

c.
Agency agreement dated May 5, 2021 between the Company Roth Canada, ULC, pursuant to which Roth Canada, ULC acted as the sole agent in Canada in respect to an offering of Common Shares and Warrant completed in May 2021 for aggregate gross proceeds of US$35,000,000.

d.	The warrant indenture between the Company and Odyssey Trust Company, dated January 30, 2023, entered into in respect of Warrants issued under the LIFE Offering.

e.	The warrant indenture between the Company and Odyssey Trust Company, dated February 7, 2023, entered into in respect of Warrants issued under the LIFE Offering.

f.	The warrant indenture between the Company and Odyssey Trust Company, dated February 16, 2023, entered into in respect of Warrants issued under the LIFE Offering.

D.          Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in Item 10.E. - Certain United States Federal Income Tax Considerations and Certain Canadian Federal Income Tax Consequences.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

On December 7, 2022, the Canadian government proposed amendments to the Investment Canada Act that, if passed, will among other things require pre-closing notification under the Investment Canada Act of foreign investment transactions in certain circumstances, and only permit the closing of such investments if the Investment Canada Act’s national security review powers are not invoked, within the prescribed time, in a way that prohibits (temporarily or permanently) closing.  Such circumstances include an investment by a non-Canadian to acquire, in whole or in part (i.e. a non-control level acquisition), an entity carrying on all or any part of its operations in Canada and that has a place of operations in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the entity’s operations or assets in Canada used in carrying on the entity’s operations, if:

(i)	the entity carries on a prescribed business activity,

(ii)	the non-Canadian could, as a result of the investment, have access to, or direct the use of, material non-public technical information or material assets, and

(iii)	the non-Canadian would have, as a result of the investment,

(A)	the power to appoint or nominate any person who has the capacity to direct the business and affairs of the entity, such as a member of the board of directors or of senior management, or

(B)	prescribed special rights with respect to the entity.

As of February 24, 2023, the amendments have not been passed into law and the prescribed business activities and prescribed special rights referred to above have not yet been prescribed.  It is possible, but not yet known, that some investments in the Company by non-Canadians may need to be notified under the Investment Canada Act before closing.

E.          Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the U.S. Tax Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention between the United States and Canada with respect to taxes on income and on capital of 1980, as amended (the “Canada-U.S. Tax Convention”), that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

A.	a citizen or individual resident of the United States;

B.	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

C.	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

D.
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the U.S. Tax Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders in such S corporations); (j) are subject to special tax accounting rules with respect to Common Shares; (k) are U.S. expatriates or former long-term residents of the U.S.; (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the United States (m) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company’s outstanding shares; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners) of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or owners). This summary does not address the tax consequences to any such entity, arrangement or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company’s current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will generally recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” or “PFIC” under Section 1297 of the U.S. Tax Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of business, and certain other requirements are satisfied. In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules under Section 1291 of the U.S. Tax Code with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the U.S. Tax Code and the “Mark-to-Market Election” under Section 1296 of the U.S. Tax Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The U.S. Tax Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Consequences

The following summarizes certain Canadian federal income tax consequences generally applicable under the Tax Act and the Canada-U.S. Tax Convention to the holding and disposition of Common Shares.

This summary is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Tax Act and the Canada-U.S. Tax Convention:

(i)	are resident solely in the United States for the purposes of the Canada-U.S. Tax Convention;

(ii)	are entitled to the benefits of the Canada-U.S. Tax Convention and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention;

(iii)	hold all Common Shares as capital property and as beneficial owner;

(iv)	hold no Common Shares that are “taxable Canadian property” (as defined in the Tax Act) of the holder;

(v)	deal at arm’s length with and are not affiliated with the Company;

(vi)	do not use or hold and are not deemed to use or hold any Common Shares in the course of a business or part of a business carried on in Canada;

(vii)	did not, do not and will not have a permanent establishment in Canada within the meaning of the Canada-U.S. Tax Convention;

(viii)	did not acquire Common Shares by virtue of employment;

(ix)	are not financial institutions, authorized foreign banks, partnerships or trusts for the purposes of the Tax Act; and

(x)	are not insurers that carry on business in Canada and elsewhere;

(each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to the benefits of the Canada-U.S. Tax Convention. However, members of or holders of an interest in such entities that hold Common Shares may be entitled to the benefits of the Canada-U.S. Tax Convention for income derived through such entities. Such members or holders should consult their own tax advisors in this regard.

Generally, a holder’s Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the Common Shares as inventory in the course of carrying on a business.

Generally, a holder’s Common Shares will not be “taxable Canadian property” of the holder at a particular time at which the Common Shares are listed on a “designated stock exchange” (which currently includes the TSXV) unless both of the following conditions are met at any time during the 60-month period ending at the particular time:

(i)
the holder, persons with whom the holder does not deal at arm’s length, or any partnership in which the holder or persons with whom the holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of the Company; and

(ii)
more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of or interests in, or for civil law a right, in such properties.

In certain other circumstances, a Common Share may be deemed to be “taxable Canadian property” for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Canada-U.S. Tax Convention in effect on the date hereof, all specific proposals to amend the Tax Act and Canada-U.S. Tax Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom the Company pays or is deemed to pay a dividend on the holder’s Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Canada-U.S. Tax Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend.

F.          Dividends and Paying Agents

Not applicable

G.          Statement by Experts

Not applicable.

H.          Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR, the Canadian equivalent of EDGAR.

Copies of our material contracts are kept at our registered office.

I.          Subsidiary Information

Not applicable.

J.          Annual Report to Security Holders

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including share price risk, credit risk, and liquidity risk. Refer to Note 15 of our audited consolidated financial statements for the years ended December 31, 2022 and 2021.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.          Use of Proceeds

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

A.          Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

B.          Management’s Annual Report on Internal Control Over Financial Reporting

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

 Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework") to evaluate the effectiveness of the Company's controls. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2022, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

C.          Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

D.          Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Moti Marcus qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

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

ITEM 16B.          CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is posted on the Company’s website at www.imcannabis.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 16B(b) of Form 20-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2022, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following lists the aggregate fees paid or payable to Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Tel Aviv, Israel (PCAOB ID 1281) for the financial years ended December 31, 2022 and 2021.

	December 31, 2022(1)	December 31, 2021(1)
Audit fees(2)	$315	$894
Audit-related fees(3)	$45	-
Tax fees(4)	$60	$17
All other fees(5)	-	-
Total fees	$420	$911

Notes:

(1)	Amounts are stated in thousands USD and are from continuing operations.

(2)
Audit fees consist of the aggregate fees billed for the audit or review of the Company’s annual and quarterly financial statements that are normally provided in connection with statutory and regulatory filings or engagements.

(3)
Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as audit fees.

(4)	For tax compliance, tax advice and tax planning.

(5)	For products and services other than the audit fees, audit-related fees and tax fees described above.

(6)	Amounts stated in the table above are not including 2022 audit fees related to the deconsolidated Trichome Group in the amount of $331,000.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. [All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2022 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.          CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its Common Shares are listed on Nasdaq and the CSE. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

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

Shareholder Approval Requirements: Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance.  In lieu of following Rule 5635(d), has elected to follow Canadian practices consistent with the requirements of the CSE.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See Item 18 – Financial Statements.

ITEM 18.          FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-81 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021
Independent Auditors’ Reports
Consolidated Statements of Financial Position
Consolidated Statements of Net Loss and Comprehensive Loss
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ITEM 19.          EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1 - F-81

Exhibit
No. Item	Description of Exhibit
1.1	Articles of IM Cannabis Corp. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on October 25, 2022)
2.1	Description of securities registered under Section 12 of the Exchange Act
2.2
Warrant Indenture between IM Cannabis Corp. and Odyssey Trust Company, dated January 30, 2023 (incorporated by reference to exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on February 2, 2023)

2.3
Warrant Indenture between IM Cannabis Corp. and Odyssey Trust Company, dated February 7, 2023 (incorporated by reference to exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on February 9, 2023)

2.4
Warrant Indenture between IM Cannabis Corp. and Odyssey Trust Company, dated February 16, 2023 (incorporated by reference to exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on February 23, 2023)

2.5	Form of Warrant to Purchase Common Shares
2.6	Form of Common Share Purchase Warrant
2.7	Form of Common Share Purchase Warrant (incorporated by reference to Schedule “D” of Exhibit 99.2 to the Company’s Form 6-K furnished to the SEC on May 6, 2021)
2.8	IM Cannabis Corp. Stock Option Plan (incorporated by reference to Schedule “A” of Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on June 30, 2021)
2.9	IM Cannabis Corp. Restricted Share Unit Plan
4.1
IP Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on April 2, 2021)

4.2
Services Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to exhibit 99.3 of the Company’s Form 6-K furnished to the SEC on April 2, 2021)

4.3
Option Agreement dated April 2, 2019 between I.M.C. Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on April 2, 2021)

4.4	Agency agreement dated May 5, 2021 between the Company Roth Canada, ULC (incorporated by reference to exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on May 6, 2021)
8.1	List of Subsidiaries of IM Cannabis Corp.
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
101.INS	XBRL Instant Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IM Cannabis Corp.

Date: March 29, 2023	By:	/s/ Shai Shemesh
Name: Shai Shemesh
Title: Chief Financial Officer

IM CANNABIS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

CANADIAN DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

to the Shareholders and Board of directors of

IM CANNABIS CORP. and its subsidiaries

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of IM Cannabis Corp. (the “Company”) and its subsidiaries (collectively, the "Group"), as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group has experienced losses from operations and negative cash flows from continuing activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2018.

Tel-Aviv, Israel
March 29, 2023

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,449	$13,903
Trade receivables	6	8,684	16,711
Advances to suppliers		1,631	2,300
Other accounts receivable	7	3,323	14,482
Loans receivable	15e	-	2,708
Biological assets	8	-	1,687
Inventory	9	16,585	29,391

		32,672	81,182
NON-CURRENT ASSETS:
Property, plant and equipment, net	10	5,221	30,268
Investments in affiliates	15c	2,410	2,429
Advance payment for intangible assets of pharmacy	5	-	3,129
Derivative assets		-	14
Right-of-use assets, net	12	1,929	18,162
Deferred tax assets, net	17	763	16
Intangible assets, net	5, 11	7,910	30,885
Goodwill	5, 11	9,771	121,303

		28,004	206,206

Total assets		$60,676	$287,388

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2022	2021
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$15,312	$13,989
Bank loans and others	1	9,246	9,502
Other accounts payable and accrued expenses	14	6,013	20,143
Accrued purchase consideration liabilities	5	2,434	6,039
Current maturities of operating lease liabilities	12	814	1,554

		33,819	51,227
NON-CURRENT LIABILITIES:
Warrants measured at fair value	15	8	6,022
Operating lease liabilities	12	1,075	17,820
Long-term loans		399	392
Employee benefit liabilities, net	13	246	391
Deferred tax liability, net	17	1,332	6,591

		3,060	31,216

Total liabilities		36,879	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		245,776	237,677
Treasury Stock		-	(660)
Translation reserve		1,283	2,614
Reserve from share-based payment transactions		15,167	12,348
Accumulated deficit		(239,574)	(50,743)

Total equity attributable to shareholders of the Company		22,652	201,236
Non-controlling interests		1,145	3,709

Total equity		23,797	204,945

Total equity and liabilities		$60,676	$287,388

The accompanying notes are an integral part of the consolidated financial statements.

March 29, 2023	/s/ Marc Lustig	/s/ Oren Shuster	/s/ Shai Shemesh
Date of approval of the	Marc Lustig	Oren Shuster	Shai Shemesh
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands

		Year ended December 31,
	Note	2022	2021 (*)	2020

Revenues		$54,335	$34,053	$15,890
Cost of revenues		43,044	25,458	7,081

Gross profit before fair value adjustments		11,291	8,595	8,809

Fair value adjustments:
Unrealized change in fair value of biological assets		(315)	6,308	11,781
Realized fair value adjustments on inventory sold in the year		(1,814)	(8,570)	(10,122)

Total fair value adjustments		(2,129)	(2,262)	1,659

Gross profit after fair value adjustments		9,162	6,333	10,468

General and administrative expenses		21,460	17,221	11,549
Selling and marketing expenses		11,473	6,725	3,782
Restructuring expenses	1	4,383	-	-
Share-based compensation	18	2,637	5,422	3,382

Total operating expenses		39,953	29,368	18,713

Operating loss		(30,791)	(23,035)	(8,245)

Finance income	15	6,703	23,544	277
Finance expenses		(1,972)	(673)	(20,504)

Finance income (expense), net		4,731	22,871	(20,227)

Loss before income taxes		(26,060)	(164)	(28,472)
Income tax expense (benefit)	17	(1,138)	500	262

Net loss from continuing operations		(24,922)	(664)	(28,734)

Net loss from discontinued operations, net of tax	24	(166,379)	(17,854)	-

Net loss		$(191,301)	$(18,518)	$(28,734)

(*) Reclassified in respect of discontinued operations - see Note 24.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

		Year ended December 31,
	Note	2022	2021 (*)	2020

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) on defined benefit plans		59	21	(30)
Exchange differences on translation to presentation currency		(1,238)	858	1,144

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(1,179)	879	1,114

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation		(246)	530	(124)

Total other comprehensive income (loss)		(1,425)	1,409	990

Total comprehensive loss		(192,726)	(17,109)	(27,744)

Net loss attributable to:
Equity holders of the Company		(188,890)	(17,763)	(28,698)
Non-controlling interests		(2,411)	(755)	(36)

		(191,301)	(18,518)	(28,734)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(190,162)	(16,357)	(27,808)
Non-controlling interests		(2,564)	(752)	64

		$(192,726)	$(17,109)	$(27,744)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:	20
Basic earnings (loss) per share (in CAD)		$(3.13)	$0.02	$(1.9)
Diluted loss per share (in CAD)		$(3.81)	$(3.62)	$(1.9)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		$(23.17)	$(3.08)	$-

Loss per share attributable to equity holders of the Company from net loss:
Basic earnings (loss) per share (in CAD)		$(26.3)	$(3.06)	$(1.9)
Diluted loss per share (in CAD)		$(26.98)	$(6.7)	$(1.9)

(*) Reclassified in respect of discontinued operations - see Note 24.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share capital and premium*)	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2020	$25,947	$-	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Net loss	-	-	-	-	(28,698)	(28,698)	(36)	(28,734)
Total other comprehensive income (loss)	-	-	-	920	(30)	890	100	990

Total comprehensive income (loss)	-	-	-	920	(28,728)	(27,808)	64	(27,744)

Exercise of warrants and compensation options	10,251	-	-	-	-	10,251	-	10,251
Exercise of options	834	-	(222)	-	-	612	-	612
Share-based compensation	-	-	3,382	-	-	3,382	-	3,382
Expired options	8	-	(8)	-	-	-	-	-

Balance as of January 1, 2021	$37,040	$-	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Net loss	-	-	-	-	(17,763)	(17,763)	(755)	(18,518)
Total other comprehensive income	-	-	-	1,385	21	1,406	3	1,409

Total comprehensive income (loss)	-	-	-	1,385	(17,742)	(16,357)	(752)	(17,109)

Issuance of common shares, net of issuance costs of $3,800	195,259	-	-	-	-	195,259	2,948	198,207
Purchase of treasury common shares	-	(660)	-	-	-	(660)	-	(660)
Exercise of warrants and compensation options	4,293	-	-	-	-	4,293	-	4,293
Exercise of options	1,053	-	(920)	-	-	133	-	133
Share-based compensation	-	-	7,471	-	-	7,471	-	7,471
Expired options	32	-	(32)	-	-	-	-	-

Balance as of December 31, 2021	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

*) Including the effect of Share Consolidation (See note 18a).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share capital and premium*)	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(188,890)	(188,890)	(2,411)	(191,301)
Total other comprehensive income (loss)	-	-	-	(1,331)	59	(1,272)	(153)	(1,425)

Total comprehensive loss	-	-	-	(1,331)	(188,831)	(190,162)	(2,564)	(192,726)

Issuance of treasury common shares	-	660	-	-	-	660	-	660
Issuance of shares, net of issuance costs of $178	6,818	-	-	-	-	6,818	-	6,818
Exercise of options	992	-	(659)	-	-	333	-	333
Share-based compensation	-	-	3,767	-	-	3,767	-	3,767
Expired options	289	-	(289)	-	-	-	-	-

Balance as of December 31, 2022	$245,776	$-	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

*) Including the effect of Share Consolidation (See note 18a).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash provided from operating activities:

Net loss	$(191,301)	$(18,518)	$(28,734)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(84)	(7,210)	(11,781)
Fair value adjustment on sale of inventory	4,342	8,796	10,122
Fair value adjustment on Warrants, Investments, and Accounts Receivable	(6,000)	(21,638)	20,155
Depreciation of property, plant and equipment	3,044	3,021	690
Amortization of intangible assets	2,343	1,158	31
Depreciation of right-of-use assets	1,944	1,550	209
Impairment of goodwill	107,854	275	-
Impairment of property, plant and equipment	2,277	-	-
Impairment of intangible assets	7,199	-	-
Impairment of right-of-use assets	1,914	-	-
Finance income, net	6,532	1,262	72
Deferred tax payments (benefit), net	(3,004)	278	(66)
Share-based payments	3,767	7,471	3,382
Share based acquisition costs related to business combination	-	807	-
Revaluation of other accounts receivable	3,982	-	-
Restructuring expenses	8,757	-	-

	144,867	(4,230)	22,814
Changes in non-cash working capital:

Increase (decrease) in trade receivables, net	6,058	(6,602)	(3,534)
Increase (decrease) in other accounts receivable and advances to suppliers	3,622	845	(1,029)
Decrease in biological assets, net of fair value adjustments	565	6,412	11,771
Increase (decrease) in inventory, net of fair value adjustments	883	(19,707)	(12,729)
Increase in trade payables	11,284	5,573	2,135
Changes in employee benefit liabilities, net	(63)	28	59
Increase in other accounts payable and accrued expenses	12,126	2,661	1,929

	34,475	(10,790)	(1,398)

Taxes paid	(681)	(834)	(601)

Net cash used in operating activities	(12,640)	(34,372)	(7,919)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,562)	$(4,578)	$(2,617)
Proceeds from sales of property, plant and equipment	210	-	-
Proceeds from loans receivable	350	7,796	-
Purchase of intangible assets	-	(17)	(93)
Acquisition of businesses, net of cash acquired	-	(12,536)	-
Deconsolidation of subsidiary (see Note 24)	(406)	-	-
Investments in financial assets	-	(13)	(1,347)
Proceeds from sale of investment	-	319	-
Proceeds from (investment in) restricted deposits	-	17	(18)

Net cash used in investing activities	(1,408)	(9,012)	(4,075)

Cash provided by financing activities:

Proceeds from issuance of share capital, net of issuance costs	3,756	28,131	-
Proceeds from issuance of warrants measured at fair value	-	11,222	-
Proceeds from exercise of warrants	-	3,682	6,378
Proceeds from exercise of options	333	133	612
Repayment of lease liability	(1,656)	(633)	(182)
Payment of lease liability interest	(1,429)	(1,347)	(68)
Proceeds from loans	9,636	7,804	-
Repayment of loans	(4,976)	-	-
Interest paid	(902)	(261)	-

Net cash provided by financing activities	4,762	48,731	6,740

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020

Effect of foreign exchange on cash and cash equivalents	$(2,168)	$(329)	$213

Increase (decrease) in cash and cash equivalents	(11,454)	5,018	(5,041)
Cash and cash equivalents at beginning of year	13,903	8,885	13,926

Cash and cash equivalents at end of year	$2,449	$13,903	$8,885

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$613	$1,678	$107
Conversion of warrant and compensation options into common shares	$-	$611	$-
Issuance of shares in payment of purchase consideration liability	$3,061	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC") is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively: the "Group"), operate in geographical reporting segments (Note 23). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel and recreational cannabis products in Canada (which is reclassified as discontinued operations for all periods presented and the Group ceased consolidation of the Canadian subsidiaries in November 2022 following the CCAA process as detailed below). The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses specializes in medical cannabis, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operated through Trichome JWC Acquisition Corp. (“TJAC”), d/b/a JWC, and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Discontinue operations and Canadian entities CCAA:

In September 2022, following Management's strategic review of the operations of the Group, the Company decided to sell the Canadian entities operations and to discontinue its operations in Canada. On November 7, 2022, the Company's wholly-owned subsidiary, Trichome, and certain of its wholly-owned subsidiaries, including TJAC, MYM, Trichome Retail Corp., MYM International Brands Inc., and Highland Grow Inc. (collectively: the "Trichome Group"), filed and obtained, from the Ontario Superior Court of Justice (Commercial List) (the “Court”) an initial order (the “Initial Order”) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”), pursuant to which, the Trichome Group obtained a broad stay of all proceedings (the “Stay”) against the members of the Trichome Group, and their assets, businesses and directors and officers that is effective until November 17, 2022. The Stay was extended subject to further orders of the Court through April 1, 2023.

The CCAA proceedings are solely in respect of the Trichome Group. As such, the Company’s assets and subsidiaries in Israel and Germany are not parties to the CCAA proceedings.

The CCAA proceedings will afford the Trichome Group the stability and flexibility required to restructure its business, including through a sale and investment solicitation process to be approved by the Court.

The Trichome Group is expected to continue to operate its business for the time being however, it is expected that there will be changes in the Canadian operations consistent with those of a company operating through CCAA proceedings, including employee and contract terminations. The Trichome Group intends to use the CCAA proceedings to implement a sale and investment solicitation process for the sale of its assets or restructuring of its business.

The Court has appointed KSV Restructuring Inc. as “Monitor” in the CCAA proceedings.

In connection with the CCAA proceedings, TJAC, as borrower (the "Borrower"), the remaining Trichome Group, as guarantors (together with the Borrower, the "Credit Parties"), and Courtland Credit Lending Corporation (the “DIP Lender”), entered into a debtor-in-possession (“DIP”) facility agreement dated November 6, 2022 (the "DIP Agreement"). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the "DIP Facility").

The DIP Facility is to be used during the CCAA proceedings by the Borrower to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by the Credit Parties to the DIP Lender. The DIP Lender's charge approved by Court is up to the maximum amount of $4,875.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Trichome Group to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Trichome Group; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (“L5”) dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, Trichome Group’s business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Trichome Group that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Trichome Group terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Trichome Group’s business and assets, including the brands and other intellectual property owned by the Trichome Group. As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company is subject to the priorities of other stakeholders in the CCAA proceedings and will likely realize no return in the restructure of the Trichome Group business.

The Monitor’s Third Report also reported on the financial situation of the Trichome Group advising that due to the Trichome Group’s financial performance and the termination of the Stalking Horse Purchase Agreement, the DIP Lender informed the Trichome Group that the DIP Lender would only fund expenses required for a wind-down of the Trichome Group’s business and as such, the Trichome Group will not have the ability to pay unpaid payables that are not required to be paid in connection with the wind-down. The Trichome Group has advised that it will not purchase additional goods or services without the prior consent of the Monitor.

Following the initial order granted, the Company evaluated whether it effectively exercised control over Trichome Group. Since the Monitor has uniliteral rights and abilities to direct the business activities and decision making, the Company ceased to control Trichome Group as of November 7, 2022. As a result of the CCAA proceedings of Trichome, the Company deconsolidated the Canadian entities effective from November 7, 2022, and the Company recorded an impairment of the investment in the amount of $17,959 which is included in discontinued operations.

Trichome's operations are classified as discontinued operations in the consolidated statements of profit or loss and other comprehensive income for all periods presented (see Note 24).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Liquidity and capital resources - going concern:

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (6.25% per annum as of December 31, 2022). As of December 31, 2022, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of December 31, 2022 Focus has drawn down $5,084.

On August 19, 2022, the Company announced a private placement for aggregate gross proceeds of up to $6,500 (US$5 million) (the “Private Placement”). As of December 31, 2022, the Company issued 599,999 Common Shares for a total amount of $3,756 (US$3 million) including investments by the Company’s management and executives. Issuance costs of this transaction amounted to $178.

On October 11, 2022, the Company obtained a short-term loan in the amount of NIS 10.5 million (approximately $4,050), bearing interest of 15%.

As of December 31, 2022, the Group's cash and cash equivalents totaled $2,449, the Group's working capital (current assets less current liabilities) amounted to $(1,147). In the twelve months ended December 31, 2022, the Group had an operating loss from continuing operation of ($30,791) and negative cash flows from continuing operating activities of ($12,340).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinued operations of loss-making activities (see Note 24 for Trichome Disposal Group), reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

Despite the cost savings plan and restructuring as described above, the projected cash flows for 2023 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

Restructuring:

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, subsequent to the reporting period, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company expects to reduce its workforce in Israel by 20%-25% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

b.	Approval of consolidated financial statements:

These consolidated financial statements of the Company were authorized for issue by the board of directors on March 29, 2022.

c.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The Group's financial statements have been prepared on a cost basis, except for:

-	Financial instruments which are presented at fair value through profit or loss.

-	Biological assets which are presented at fair value less cost to sell up to the point of harvest.

The Group has elected to present the profit or loss items using the function of expense method.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2022 and 2021, major subsidiaries over which the Company has control, directly or indirectly, include:

	Percentage ownership
Subsidiaries	2022	2021

I.M.C. Holdings Ltd. (”IMC”)	100%	100%
Focus Medical Herbs Ltd. ("Focus")	74%	74%
I.M.C. Pharma Ltd.	100%	-
I.M.C.C. Medical Herbs Ltd.	100%	100%
I.M.C Farms Israel Ltd. ("IMC Farms")	100%	100%
I.M.C Ventures Ltd. ("IMC Ventures")	75%	75%
I.M.C - International Medical Cannabis Portugal Unipessoal Lda) ***)	-	100%
Adjupharm GmbH (“Adjupharm”)	90.02%	90.02%
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	100%	100%
Rosen High Way Ltd. (“Rosen High Way”)	100%	100%
High Way Shinua Ltd. (“HW Shinua”)	100%	100%
Revoly Trading and Marketing Ltd. (“Vironna”)	51%	51%
Oranim Plus Pharm LTD.	51.3%	51.3%
Oranim Pharm	51%	51%
Trichome Financial Corp. (“Trichome”)	** )	100%
Trichome Financial Cannabis GP Inc.	** )	100%
Trichome Financial Cannabis Manager Inc.	** )	100%
Trichome Asset Funding Corp.	** )	100%
Trichome JWC Acquisition Corp. (“TJAC”)	** )	100%
Trichome Retail Corp.	** )	100%
MYM Nutraceuticals Inc. (“MYM”)	** )	100%
SublimeCulture Inc.	** )	100%
CannaCanada Inc.	** )	100%
MYM International Brands Inc.	** )	100%
Highland Grow Inc.	** )	100%

*)
The Company does not hold directly interest or voting rights in Focus. The Company's wholly-owned subsidiary holds an option to buy the ownership of the 74% of Focus shares. According to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the accounts of Focus are consolidated with those of the Company.

**)	Deconsolidated effective November 7, 2022, when Trichome filed to commence proceedings under the Companies’ Creditors Arrangement Act (CCAA) (see Note 1).

***)	Dissolved as of December 31, 2022.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less or plus the consideration paid or received.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	Derecognizes the subsidiary's assets (including goodwill) and liabilities.
-	Derecognizes the carrying amount of non-controlling interests.
-	Derecognizes the adjustments arising from translating financial statements carried to equity.
-	Recognizes the fair value of the consideration received.
-	Recognizes the fair value of any remaining investment.
-
Reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.

-	Recognizes any resulting difference (surplus or deficit) as gain or loss.

c.	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

d.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The functional currency of the Company is the Canadian dollar ("CAD"). The Group determines the functional currency of each Group entity.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, and of each Group entity for which the functional currency is not the presentation currency are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management.

f.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Biological assets:

The Group’s biological assets consist of cannabis plants.

The Group capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2, Inventory. These costs include the direct cost of planting and growing materials as well as other indirect costs such as utilities and supplies used in the cultivation process.

Indirect labor for individuals involved in the cultivation and quality control process is also included, as well as depreciation on growing equipment and overhead costs such as rent to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item cost of revenues on the Group’s statements of profit or loss and other comprehensive income in the period that the related product is sold.

The Group then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of inventory after harvest. The fair value is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred (e.g., post-harvest costs). The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the gross profit for the related period and are recorded in a separate line on the face of the Group’s statements of profit or loss and other comprehensive income.

Determination of the fair values of the biological assets requires the Group to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The Group accretes fair value on a straight-line basis according to stage of growth (e.g., a cannabis plant that is 50% through its growing cycle would be ascribed approximately 50% of its harvest date expected fair value, subject to wastage adjustments).

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. For the inputs and assumptions used in determining the fair value of biological assets. The Group’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

As of December 31, 2022, the Company does not hold biological assets (see Note 8).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventory:

Inventory are measured at the lower of cost and net realizable value. The cost of inventory comprises costs of purchase and costs incurred in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Group reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written-down to net realizable value.

Inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

The direct and indirect costs of inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labor and depreciation expense on equipment involved in packaging, labeling and inspection.

All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of revenues on the Group’s statements of profit or loss and other comprehensive income at the time cannabis is sold, except for realized fair value amounts included in inventory sold which are recorded as a separate line item on the face of the statements of profit or loss and other comprehensive income.

The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

i.	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement and calculated on a straight-line basis over the useful lives of the assets at annual rates as follows:

	%	Mainly %

Buildings	3	3
Greenhouse production equipment	7 - 25	20
Greenhouse structure	12.5	12.5
Motor vehicles	15	15
Computer, software and equipment	20 - 33	33
Leasehold improvements	See below	See below

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

j.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Amortization is calculated on a straight-line basis over the useful life of the assets as follows:

Years

Customer relationship	5-8
Brand name	9
Other intangibles	9

k.	Impairment of non-financial assets:

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following criteria are applied in assessing impairment of these specific assets:

Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. The Company identified the operations and Israel, Canada and Europe as three separate cash-generating units.

An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

During the year ended December 31, 2022, the Company recorded goodwill impairment in the amount of $107,854, with respect to the cash generating unit in Canada following the CCAA filing in Canada (see Note 1).

l.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of the consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenue from the sale of goods:

Revenue from the sale of cannabis products is generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is typically due prior to or upon delivery and revenue is recognized upon the satisfaction of the performance obligation. The Group satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Variable consideration:

The Group determines the transaction price separately for each contract with a customer. When exercising this judgment, the Group evaluates the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. In determining the effect of the variable consideration, the Group normally uses the "most likely amount" method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Bill-and-hold arrangements:

Due to strict regulations of security, storage and handling large quantities of cannabis products, the Group's customers may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all of the following criteria are met:

a)	The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement);
b)	The product is identified separately as belonging to the customer;
c)	The product currently is ready for physical delivery to the customer;
d)	The Group does not have the ability to use the product by selling it or delivering it to another customer.

m.	Leases:

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and amortized over the shorter of its useful life and the lease term. The periods of amortization are: Land and buildings - 6-12 years; Motor vehicles - 3 years.

Variable lease payments that depend on an index:

On the commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Group classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Group’s business model for managing financial assets; and
-	The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost when:

The Group’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Impairment of financial assets:

The Group evaluates at the end of each reporting period the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance that is offset from the carrying amount of the assets.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset has expired; or
-
The Group has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-
The Group has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

2.	Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss or when a contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs incurred at initial recognition are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

3.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered.

A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to section 14 to the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the "plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Share-based payment transactions:

The Group's employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the "vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

q.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Restructuring:

A provision for restructuring is only recognized when the Company has approved a detailed formal plan identifying the business or the part of the business that is concerned, the location and the number of employees affected by the restructuring and there is a detailed reliable estimate of the associated costs and the timing of the plan. Also, there must be a valid expectation by the parties affected by the restructuring that the restructuring will be implemented, or it has already commenced.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

s.	Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Group by the weighted number of Common Shares outstanding during the period.

Potential Common Shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Common Shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

t.	Treasury shares:

Company shares held by the Company and/or subsidiaries are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in two operating segments (see Note 23).

v.	Discontinued operations:

A discontinued operation is a component of the Company represents a separate major line of business or geographical area of operations and that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation are presented separately in profit or loss, net of the tax effect.

The discontinued operation presented in the Company's statement of profit or loss derives from the activities in Canada (see Note 1).

NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for a lease liability:

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

b.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims:

In estimating the likelihood of legal claims filed against the Group entities, the Group management rely on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-
Determining the fair value of an unquoted financial assets and liabilities:

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

-
Loss of control of subsidiary

On November 7, 2022, Trichome filed a petition with the Superior Court of Ontario for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its business and financial affairs. Management applied judgement in assessing whether this event represented a loss of control of Trichome. On filing of CCAA, which included a request for an order to approve a sale and investment solicitation process and to approve a stalking horse agreement of purchase and sale, management concluded that the Company ceased to have the power to direct the relevant activity of Trichome because substantive rights were granted to other parties through the CCAA proceedings that restricted the decision making ability of the Company to the extent that the Company was unable to demonstrate power over Trichome. As a result, the Company accounted for a loss in control and Trichome was deconsolidated on November 17, 2022 (see Note 1 and Note 24).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current (the "Original Amendment"). In October 2022, the IASB issued a subsequent amendment (the "Subsequent Amendment").

According to the Subsequent Amendment:

•	Only covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

•
An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted. The Company is evaluating the effects of the Amendments on its financial statements.

b.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

c.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the "Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

d.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" (the "Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS

Trichome Financial Corp.

On March 18, 2021, the Company acquired Trichome Financial Corp. (“Trichome” or "TFC"), a Canadian adult-use recreational cannabis producer (the "Trichome Transaction").

The Trichome Transaction was completed pursuant to the terms and subject to the conditions of arrangement agreement dated December 30, 2020 (the "Arrangement Agreement"), whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario) ("OBCA").

In accordance with the terms of the Arrangement Agreement, former holders of Trichome Shares received 0.24525 IMC Common Shares for each Trichome Share previously held (the “Exchange Ratio”) and former holders of Trichome in-the-money convertible instruments received a net payment of IMC Shares based on the Exchange Ratio (the “Consideration”).

Upon completion of the Trichome Transaction, the total Consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 1,010,490 Common Shares, valued at approximately $99,028 at the market price per share of $98 on the date of the acquisition. The results of operations of Trichome were consolidated in the Company's consolidated financial statements commencing on the date of acquisition.

The Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a valuation study prepared by management with the assistance of an external valuation specialist.

Upon acquisition, other payables of Trichome include approximately $8,131 to settle withholding tax liabilities to Canada Revenue Agency (“CRA”), with a corresponding indemnification asset comprised of 92,746 IMCC’s Common Shares withheld to cover the tax liabilities (the "Purchaser Balance Shares"). In addition, in connection with the Trichome Transaction, certain directors and officers of Trichome and TJAC, one of which is currently serving as chairman of the board of directors of the Company, agreed to indemnify and hold harmless the Company, Trichome, and TJAC against 75% of the withholding tax liabilities to CRA. Each indemnifying director or officer agreed to indemnify for: (a) 75% of such liability that is on account of such director or officer’s personal Canadian income tax liability, plus (b) jointly and severally indemnify 75% of any liability for penalties and interest in connection with the withholding tax liabilities to CRA (other than penalties and interest included in (a)).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

In addition, on January 6, 2022, the Company and certain former Trichome directors, one of which is currently serving as chairman of the Company's board of directors, signed an amendment to the tax indemnification agreement, and agreed to indemnify and hold harmless the Company and pay the Company the following amounts in cash as soon as practicable and in no event no later than February 28, 2022: (a) any portion of remittance to the CRA on account of any non-residence Canadian estimated at approximately $1,886, plus (b) 75% of any liabilities for penalties up to December 31, 2021 and 100% of any penalties from January 1, 2022 onward (estimated at approximately $604), and indemnify 75% of any liabilities for interest through December 31, 2021 and 100% of any interest from January 1, 2022 (estimated at approximately $342), in connection with the withholding tax liabilities to CRA (other than penalties and interest included in (a) above), plus (c) To the extent not captured above in sections (a) and (b), 100% of the withholding taxes tax liabilities, subtracting all cash proceeds received by Trichome or IMC from the sale of the Purchaser Balance Shares.

Through December 31, 2022, the former Trichome director and current chairman of the Company's board of director, transferred the Company cash in the amount of $3,250. Further, on March 30, 2022, the Company and the former Trichome director and current chairman of the Company's board of director, entered into several security agreements under which the former Trichome director and current chairman of the Company's board of director pledged 83,351 Common Shares and 27,512 vested RSU’s in favor of the Company to secure the indemnification asset for the remaining tax withholding liability. Such pledge of securities was registered in Ontario and British Columbia. As of December 31, 2022 the pledge has been removed.

On March 18, 2021, 70,000 options were granted to Trichome’s employees under the 2018 Plan (see Note 18).

Acquisition costs of Trichome include the issuance of 5,052 Common Shares, valued at $495 to financial advisors for advisory fees in connection with the Trichome Transactions.

Trichome's revenue and net loss included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $9,223 and $(17,983), respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Trichome Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, (before deconsolidation) would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$55,563

Net loss	$(25,372)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and TFC been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees. Upon the CCAA proceeding the Company ceased to consolidate Trichome.

MYM Nutraceuticals Inc.

On July 9, 2021, the Company, through its wholly owned subsidiary, Trichome, completed the acquisition of MYM Nutraceuticals (“MYM”). MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries; SublimeCulture Inc. (“Sublime”) located near Montreal, Quebec, and Highland Grow Inc. (“Highland”), located in Antigonish, Nova Scotia. MYM’s flagship brand, Highland, is an ultra-premium brand sold in most provinces throughout Canada.

The Company acquired all the issued and outstanding shares of MYM. The Company acquired MYM's licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement under the Business Corporations Act in British Columbia. Under the terms of the MYM Transaction, the shareholders of MYM received 0.022 Common Shares of IMCC for each common share of MYM. As a result of the MYM transaction, a total of 1,007,344 Common Shares were issued to the MYM former shareholders and financial advisors, resulting in former MYM shareholders holding approximately 15% of the total number of issued and outstanding Common Shares immediately after closing. Total consideration of the issued shares, warrants and stock options valued at approximately $62,620.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management with the assistance of an external valuation specialist.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Acquisition costs of MYM include the issuance of 4,980 Common Shares, valued at $312 to financial advisors for advisory fees in connection with the MYM Transactions.

MYM's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $11,024 and $130, respectively.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group including Trichome and MYM.

Had the MYM Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$61,639

Net loss	$(20,132)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and MYM been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees. Upon the CCAA proceeding the Company ceased to consolidate MYM.

Panaxia's Assets and Operations

On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively "Panaxia") (the "Panaxia Transaction"). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 18,700 thousand (approximately $7,000), comprised of NIS 7,600 thousand (approximately $2,800) in cash and NIS 11,100 thousand (approximately $4,200) in Common Shares. As of December 31, 2022, the accrued purchased consideration with respect to Panaxia transaction amounted to $373.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

On April 30, 2021, the Company acquired all Panaxia's online-related activities and intellectual property for an aggregate purchase price of NIS 18.7 million (approximately $7,000). In order to complete the acquisition, the Company will issue Common Shares in five installments with an aggregate amount of NIS 11.1 million (approximately $4,200).

During 2021, the Company issued the four installments of the Panaxia Consideration Shares, in the aggregate amount of 93,475, at a various share prices ranging between US$31 to US$50.1. The total consideration represents an aggregate amount of US$3,397 thousand (approximately $4,290).

As part of the acquisition, the Company purchased an option to purchase the Panaxia pharmacy, including cannabis-related licenses. As the exercise price of the option relates only to the medical cannabis inventory at the date of exercise, the Company has initially allocated $2,837 of the non-cancellable purchase price to effectively reflect the Company’s advance payment for the estimated fair value of the licenses and other assets of the Panaxia pharmacy that will be acquired upon exercise of the option.

During the fourth quarter of 2022, the Company received from Panaxia a pharmacy customer relationships asset and reclassified the Advance payment for intangible assets of pharmacy to an intangible asset in the amount of $2,192, which will be amortized over 4 years and recorded an impairment of the remaining balance of $4,108.

Subsequent to December 31, 2022, on February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $298 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and Panaxia's acquired assets.

Panaxia's results of operation for the acquisition date through December 31, 2022, were immaterial to the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The fair value of the identifiable assets acquired and liabilities assumed on the acquisition date based on a final adjusted valuation performed in 2022, are as follows:

	Preliminary PPA	Adjustments	Final PPA

Inventory	$19	$-	$19
Advance payment for intangible assets of pharmacy	2,837	3,367	6,204
Property, plant and equipment	88	-	88
Intangible assets	776	(593)	183

Total identifiable assets	3,720	2,774	6,494

Goodwill arising on acquisition	3,240	(2,774)	466

Total purchase price	$6,960	$-	$6,960

The effects of the adjustments on prior period financial statements are immaterial.

Pharm Yarok pharmacy

On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition comprised of NIS 11,900 thousand (approximately $4,600), of which NIS 3,500 thousand (approximately $1,300) in Common Shares which were issued on March 14, 2022, as a settlement of the remained purchase consideration liability.

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

Pharm Yarok Group's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $4,897 and $1, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Pharm Yarok Group Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$58,345

Net loss	$(18,986)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Pharm Yarok Group been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

Vironna pharmacy

On August 16, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the outstanding ordinary shares of "Vironna" for a total consideration of NIS 8,500 thousand (approximately $3,300), of which NIS 5,000 thousand (approximately $1,900) in cash and NIS 3,500 thousand (approximately $1,400) is in Common Shares which were issued on March 14, 2022. As of December 31, 2022, the accrued consideration payable to Vironna's former shareholder amounts to $58.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and the pharmacies. The Group has elected to measure the non-controlling interest in this business combination based on the fair value of the identifiable net assets acquired (excluding goodwill).

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Vironna Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$56,816

Net loss	$(18,180)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Vironna been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

Oranim pharmacy

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim for an aggregate consideration of approximately NIS 11,900 thousand (approximately $4,900), comprised of NIS 5,200 thousand (approximately $2,100) paid in cash upon signing, NIS 5,200 thousand (approximately $2,100) which will be paid in cash on the first quarter of 2023 and NIS 1,500 thousand (approximately $700) in Common Shares. As of June 30, 2022, the Company issued the Common Shares, paid NIS 5,200 thousand (approximately $2,100) and the accrued consideration payable to Oranim's former shareholder amounts to $2,003.

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

Oranim's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $1,410 and $46, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Oranim Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$67,589

Net loss	$(17,870)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Oranim been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The fair value of the identifiable assets acquired and liabilities assumed on the acquisition dates:

	Fair value
	TFC	MYM	Vironna	Pharm Yarok	Oranim	Panaxia
Assets

Cash and cash equivalents	$362	$131	$57	$105	$485	$-
Trade and other receivables	3,240	2,548	259	456	1,329	-
Indemnification asset	8,131	-	-	-	-	-
Biological assets	785	63	-	-	-	-
Inventory	3,883	4,180	639	346	1,043	19
Loan receivable	8,470	2,122	-	-	-	-
Investments	-	-	-	-	-	2,837
Property, plant and equipment	15,193	6,105	210	1,145	389	88
Derivative assets	114	-	-	-	-	-
Right of use assets	15,037	630	-	-	1,312	-
Investments	319	-	-	-	-	-
Intangible assets	6,458	17,200	2,316	974	2,991	776

Total identifiable assets	61,992	32,979	3,481	3,026	7,549	3,720

Liabilities

Trade and other payables	(15,196)	(4,442)	(854)	(1,448)	(1,777)	-
Bank loans	-	(915)	-	-	-	-
Lease liability	(15,037)	(873)	-	-	(1,312)	-
Long term loans	-	-	-	(1,042)	-	-
Deferred tax, net	-	(4,061)	(532)	(224)	(688)	-

Total identifiable liabilities	(30,233)	(10,291)	(1,386)	(2,714)	(3,777)	-

Total identifiable assets, net	31,759	22,688	2,095	312	3,772	3,720

Goodwill arising on acquisition	67,269	39,932	2,250	4,294	2,907	3,240

Non-controlling interest	-	-	(1,026)	-	(1,848)	-

Total purchase price	$99,028	$62,620	$3,319	$4,606	$4,831	$6,960

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 6:-	TRADE RECEIVABLES

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. As of December 31, 2022 and 2021, there were no material past-due receivables.

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2022	2021

Prepaid expenses	$1,488	$2,715
Government authorities	1,557	2,338
Related parties (see Note 21)	83	11
Indemnification assets (see Note 5)	-	2,112
Other receivables	195	7,304

	$3,323	$14,482

NOTE 8:-	BIOLOGICAL ASSETS

The Group’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at of January 1, 2021	$78

Additions related to acquisitions of Trichome and MYM	848
Production costs capitalized	10,454
Changes in fair value less cost to sell due to biological transformation	7,210
Transferred to inventory upon harvest	(16,977)
Foreign exchange translation	74

Balance at of December 31, 2021	1,687

Production costs capitalized	7,744
Changes in fair value less cost to sell due to biological transformation	84
Transferred to inventory upon harvest	(9,025)
Restructuring disposal	(108)
Foreign exchange translation	62
Deconsolidation of Trichome (see Note 24)	(444)

Balance at of December 31, 2022	$-

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	BIOLOGICAL ASSETS (Cont.)

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	December 31,		10% change as at December 31,
	2022	2021	2022	2021

Average selling price per gram of dried cannabis (in CAD)	$3.21	$3.64	$60	$296
Average post-harvest costs per gram of dried cannabis (in CAD)	$0.75	$1.16	$17	$140
Attrition rate	51%	27%	44%	100%
Average yield per plant (in grams)	38	47	42	228
Average stage of growth	82%	47%	39%	212%

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Group’s estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 9:-	INVENTORY

	December 31, 2022
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$5,364	$1,265	$6,629
Finished goods:
Packaged dried cannabis	8,665	$549	9,214
Other products	742	-	742

Balance as of December 31, 2022	$14,771	$1,814	$16,585

	December 31, 2021
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$14,113	$3,336	$17,449
Other cannabis products	1,074	-	1,074
Finished goods:
Packaged dried cannabis	8,974	270	9,244
Other cannabis products	744	-	744
Other products	880	-	880

Balance as of December 31, 2021	$25,785	$3,606	$29,391

During the years ended December 31, 2022 and 2021, inventory expensed to cost of revenue of cannabis products was $63,517 and $43,720, respectively, which included $4,342 and $8,796 of non-cash expense (out of which, a total of $2,528 and $226 attributable to the discontinued operations of the Canadian entities, see Note 24), respectively, related to the changes in fair value of inventory sold.

Cost of revenues in 2022 and 2021, also include production overhead not allocated to costs of inventory produced and recognized as an expense as incurred.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Production equipment and furniture	Greenhouse structure	Computer, software and equipment	Motor vehicles	Total
Cost:

Balance at January 1, 2021	$2,477	$2,761	$1,595	$279	$65	$7,177
Additions during the year	1,932	1,846	508	261	31	4,578
Additions related to acquisitions	18,828	3,584	-	455	263	23,130
Foreign currency translation	(81)	79	79	44	11	132

Balance at December 31, 2021	23,156	8,270	2,182	1,039	370	35,017
Additions during the year	267	795	49	240	211	1,562
Deconsolidation of Trichome	(13,770)	(4,186)	-	(302)	(52)	(18,310)
Foreign currency translation	(104)	(173)	(120)	(46)	(79)	(522)

Balance at December 31, 2022	9,549	4,706	2,111	931	450	17,747

Accumulated depreciation:

Balance at January 1, 2021	184	919	444	81	17	1,645
Depreciation during the year	1,554	993	206	241	27	3,021
Foreign currency translation	4	40	26	11	2	83

Balance at December 31, 2021	1,742	1,952	676	333	46	4,749
Depreciation during the year	1,549	988	139	286	82	3,044
Impairment	5,258	1,931	1,377	52	37	8,655
Deconsolidation of Trichome	(2,428)	(1,095)	-	(121)	(21)	(3,665)
Foreign currency translation	(28)	(119)	(81)	(17)	(12)	(257)

Balance at December 31, 2022	6,093	3,657	2,111	533	132	12,526

Depreciated cost at December 31, 2022	$3,456	$1,049	$-	$398	$318	$5,221

Depreciated cost at December 31, 2021	$21,414	$6,318	$1,506	$706	$324	$30,268

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET

	Cultivations and processing license *)	Customer relationships	Brand	Goodwill	Other	Total

Cost:

Balance at January 1, 2021	$1,060	$58	$63	$304	$68	$1,553
Initial consolidation	8,950	10,337	11,300	119,892	128	150,607
Foreign currency translation adjustments	(49)	279	-	1,382	6	1,618

Balance at December 31, 2021	9,961	10,674	11,363	121,578	202	153,778
PPA adjustments during measurement period	-	5,715	-	(2,774)	-	2,941
Disposals	(1,581)	-	-	-	-	(1,581)
Deconsolidation of Trichome	(5,856)	(2,932)	(9,799)	-	(131)	(18,718)
Foreign currency translation adjustments	-	(381)	-	(904)	(48)	(1,333)

Balance at December 31, 2022	2,524	13,076	1,564	117,900	23	135,087

Accumulated amortization:

Balance at January 1, 2021	156	-	-	-	1	157
Amortization recognized in the year	618	469	8	-	63	1,158
Impairment	-	-	-	275	-	(275)

Balance at December 31, 2021	774	469	8	275	64	590
Amortization recognized in the year	767	1,503	7	-	66	2,343
Impairment	1,215	4,461	1,501	107,854	4	115,035
Deconsolidation of Trichome	(1,083)	(365)	-	-	(114)	(1,562)

Balance at December 31, 2022	1,673	6,068	1,516	108,129	20	117,406

Amortized cost at December 31, 2022	851	7,008	48	9,771	3	17,681

Amortized cost at December 31, 2021	$9,187	$10,205	$11,355	$121,303	$138	$152,188

*)	The licenses consist of GMP and GDP licenses.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11:-	INTANGIBLE ASSETS, NET (Cont.)

Goodwill and intangible assets amortization and impairment:

For the year ended December 31, 2021, the Company recorded a goodwill impairment in the amount of $275 related to Adjupharm.

For the year ended December 31, 2022, the Company recorded a goodwill and intangible assets impairment in the amount of $107,854 and $3,067, respectively, related to Trichome (see Note 24).

The recoverable amounts of the intangible assets and the goodwill derived from the Israeli cash generating units were determined based on the value in use which is calculated at the expected estimated future cash flows, as determined according to the budget for the next five years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 17.5%. The projected cash flows for the period exceeding five years was estimated using a fixed growth rate of 2%, representing the long-term average growth rate as customary in the business. Based on the analysis performed, the Company has determined that the recoverable amounts of the Israeli cash generating units exceeds its assets carrying amount. In addition, there is no reasonably possible change in any of the significant assumptions that would cause the carrying amount exceed its recoverable amount.

During the year ended on December 31, 2022 and 2021, the Group recorded amortization expenses in the amount of $2,343 and $1,158, respectively. During the year ended on December 31, 2022, the Group recorded amortization expenses from continuing and discontinued operations in the amount of $1,302 and $1,041, respectively. The amortization expenses are included in the cost of revenues, selling and marketing expenses and discontinued operations.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 12:-	RIGHT-OF-USE ASSETS

	Land and buildings	Motor vehicles	Total
Cost:

Balance at January 1, 2021	$1,005	$241	$1,246
Additions during the year:
New leases	1,408	270	1,678
Additions related to business combinations	16,956	23	16,979
Currency translation adjustments	145	12	157

Balance at December 31, 2021	19,514	546	20,060
Additions during the year:
New leases	302	311	613
Disposals during the year	(315)	-	(315)
Termination of leases	(1,804)	(207)	(2,011)
Deconsolidation of Trichome	(13,130)	(43)	(13,173)
Currency translation adjustments	(225)	(32)	(257)

Balance at December 31, 2022	4,342	575	4,917

Accumulated depreciation:

Balance at January 1, 2021	194	117	311
Additions during the year:
Depreciation and amortization	1,438	112	1,550
Currency translation adjustments	27	10	37

Balance at December 31, 2021	1,659	239	1,898
Additions during the year:
Depreciation and amortization	1,768	176	1,944
Termination of leases	(453)	(91)	(544)
Impairment	1,907	6	1,913
Deconsolidation of Trichome	(2,164)	(10)	(2,174)
Currency translation adjustments	(35)	(14)	(49)

Balance at December 31, 2022	$2,682	$306	$2,988

Depreciated cost at December 31, 2022	$1,660	$269	$1,929

Depreciated cost at December 31, 2021	$17,855	$307	$18,162

The Group has entered into leases of land, buildings and motor vehicles which are used for the Group's operations.

Leases of buildings have lease terms of between 5 and 12 years, whereas leases of motor vehicles usually have lease terms of 3 years.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Group’s liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Group’s employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

a.	Defined benefit plans:

The Group accounts for the payment of compensation, that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

b.	Expenses recognized in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2022	2021

Current service cost	$75	$146
Interest expenses	18	14

Total employee benefit expenses	$93	$160

Interest income on plan assets	$7	$7

c.	The defined benefit liability, net:

	December 31,
	2022	2021

Defined benefit obligation	$418	$668
Fair value of plan assets	(172)	(277)

Net defined benefit liability	$246	$391

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 13:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

d.	Changes in the present value of defined benefit liabilities:

	2022	2021

Balance at January 1,	$668	$588

Current service cost	75	146
Interest expenses	18	14
Benefits paid	(268)	(50)
Re-measurement loss on defined benefit plans	(27)	(33)
Foreign currency translation effect	(48)	3

Balance at December 31,	$418	$668

e.	Changes in the fair value of plan assets:

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

	2022	2021

Balance at January 1,	$277	$217

Interest income	7	7
Return, net of interest income - remeasurement gain (loss)	32	(12)
Benefits paid	(187)	(50)
Amounts deposited	43	116
Foreign currency translation effect	-	(1)

Balance at December 31,	$172	$277

f.	The principal assumptions underlying the defined benefit plan:

	2022	2021
	%

Discount rate	5.69	3.5
Salary growth	4.93	4.64

Based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period, the changes would have an immaterial effect on the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 14:-	OTHER PAYABLES

	December 31,
	2022	2021

Accrued expenses	$1,848	$6,146
Employees and payroll accruals	1,066	8,267
Government authorities	1,617	4,002
Related parties	693	875
Advances from customers	31	137
Other payables - restructuring	116	-
Other payables	642	716

	$6,013	$20,143

NOTE 15:-	FINANCIAL INSTRUMENTS

The carrying values of the financial instruments which are measured at fair value through profit and loss as of December 31, 2022 and 2021, summarized in the following table:

		December 31,
	Note	2022	2021
Financial assets:

Investments	c,e	$2,410	$2,429
Derivative assets		$-	$14

Financial liabilities:

Warrants	b,d	$(8)	$(6,022)

a.
Management believes that the carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, loans receivables, trade payables, bank loans, other account payables and accrued expenses and purchase consideration payable, and approximate their fair value due to the short-term maturities of these instruments.

b.
For the years ended December 31, 2022 and 2021, the Company recognized a revaluation gain (loss) from remeasurement of Warrants of $nil and $15,929, respectively, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense). During 2021, amount of $611 of the Warrants was transferred to equity and the rest expired.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

c.	On December 26, 2019, IMC entered into a share purchase agreement (the “SPA”) with Xinteza API Ltd. ("Xinteza"), a company with a unique biosynthesis technology.

On February 24, 2022, IMC entered into a Simple Agreement for Future Equity (SAFE) with Xinteza, under which IMC Holdings invested US$100 thousand (approximately $125), in exchange for additional future shares of Xinteza.

As of December 31, 2022 and 2021, the fair value of the Xinteza was categorized within Level 3 of the fair value hierarchy. The fair value was based on financing rounds for the purchase of preferred shares during 2022.

The investment in the investee is accounted for as financial asset measured at fair value through profit or loss. The fair value of the investment as of December 31, 2022 and 2021, was $2,410 and $2,429, respectively.

d.
On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 608,696 Common Shares (each an “Offered Share”) at a price of US$57.5 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,502). The Company also issued 304,348 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 304,348 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

As the exercise price of the 2021 Warrants is denominated in US dollars, which is not the functional currency of the Company, the 2021 Warrants are accounted for as a derivative liability, which is measured at fair value. Gross proceeds in the amount of $30,670 were recorded as Share capital and premium, and $11,832 were recorded as a Warrant liability, based on a valuation using the Black & Scholes option pricing model. The transaction costs incurred as a result of the Offering amounted to approximately $3,800, of which approximately $1,296 (attributed to the issuance of the Warrants classified as liabilities) were recorded as an expense in the Company's consolidated statements of profit or loss and approximately $2,539 (attributed to the issuance of share capital) as a deduction from Share capital and premium.

As of December 31, 2022 and 2021, there were 304,348 and 304,348 of 2021 Warrants outstanding and the Company re-measured the 2021 Warrants, according to Black & Scholes model, in the amount of $8 and $6,022, respectively. As a result, for the year ended December 31, 2022 and 2021, the Company recognized a revaluation gain of $6,014 and $5,810, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense), respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

The 2021 warrants fair value was measured using the Black & Scholes model with the following key assumptions:

	December 31,	December 31,
	2022	2021	Sensitivity

Expected volatility	93%	83%	Increase (decrease) in key assumptions would result in increase (decrease) in fair value
Expected life (in years)	3.342	4.342
Risk-free interest rate	0.85%	0.85%	Increase (decrease) in key assumptions would result in decrease (increase) in fair value
Expected dividend yield	0%	0%
Fair value:

Per Warrant (Canadian Dollar)	$0.003	$1.979
Total Warrants (Canadian Dollar in thousands)	$8	$6,022

e.	Financial risk management:

The Group has exposure to the following risks from its use of financial instruments:

Share price risk:

The Group's investments in unlisted shares are sensitive to market price risk arising from uncertainties about future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares.

The Company's Board of directors reviews and approves all decisions related to investments in shares.

At the reporting date, the Group's exposure to investments in unlisted shares measured at fair value was $2,410.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

Credit risk:

The maximum credit exposure as of December 31, 2022, is the carrying amount of cash and cash equivalents, trade receivables and other current assets. The Group does not have significant credit risk with respect to outstanding trade receivables. All cash and cash equivalents are placed with major Israeli financial institutions.

Liquidity risk:

As of December 31, 2021, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, bank loans and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2022, management considers liquidity risk to be moderate. The table below summarizes the maturity profile of the Group’s bank loans and lease liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2022

	Less than one year	1 to 5 years	6 to 10 Years	>10 years

Lease liabilities	$922	$1,830	$598	$-
Bank loans and others	$9,246	$399	$-	$-

Total	$10,168	$2,229	$598	$-

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2021

	Less than one year	1 to 5 years	6 to 10 Years	>10 years

Lease liabilities	$3,130	$11,781	$12,760	$2,620
Bank loans	9,502	-	-	-

Total	$12,632	$11,781	$12,760	$2,620

The maturity profile of the Group's other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of December 31, 2022 and 2021, are less than one year.

Currency rate risk:

As of December 31, 2022, a portion of the Group's financial assets and liabilities held in Euro, NIS and USD consist of cash and cash equivalents in the amount of EUR 30 thousand (approximately $44), NIS 6,045 thousand (approximately $2,328), USD 29 thousand (approximately $39), respectively. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Changes in liabilities arising from financing activities:

	Loans	Lease liabilities	Warrants	Total liabilities arising from financing activities

Balance as of January 1, 2021	$-	$990	$16,540	$17,530

Issuance of new warrants	-	-	11,832	11,832
Additions for new loans	8,504	-	-	8,504
Additions for new leases	-	1,678	-	1,678
Additions related to acquisitions	1,957	17,222	-	19,179
Repayments	(700)	(1,980)	-	(2,680)
Effective interest	-	1,347	-	1,347
Other changes	133	117	(611)	(361)
Effect of changes in fair value	-	-	(21,739)	(21,739)

Balance as of December 31, 2021	9,894	19,374	6,022	35,290

Additions for new loans	4,660	-	-	4,660
Additions for new leases	-	613	-	613
Repayments	-	(3,085)	-	(3,085)
Effective interest	-	1,429	-	1,429
Effect of exchange rate differences	(1,135)	(2,056)	-	(3,191)
Deconsolidation of Trichome	(3,774)	(14,386)	-	(18,160)
Effect of changes in fair value	-	-	(6,014)	(6,014)

Balance as of December 31, 2022	$9,645	$1,889	$8	$11,542

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 16:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

Legal proceedings:

a.
On August 19, 2019, a cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020 the Applicant submitted his response to the Parties’ response. On July 5, 2020 the Applicant was absent from the hearing. As a result, on July 23, 2020 the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020 the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021 a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. On November 3, 2021 the court ruled the Parties will file an update regarding the mediation procedure in 30 days. The parties conducted unsuccessful negotiations. On March 14, 2022, the Applicant filed a request to amend the Motion (the “Applicant’s Request for Amendment”) and the judge disqualified herself from hearing the case. As a result, the case was redirected. On June 21, 2022 the Parties filed a response to the Applicant’s Request for Amendment. On September 12, 2022, the court ruled on the Applicant’s Request for Amendment and accepted the Applicant’s request to clarify its claims regarding product labeling, while rejecting the Applicant’s other requests. On November 27, 2023, the Applicant submitted an amended application for approval of the motion (the “Amended Motion"), and the Parties’ response was submitted on February 8, 2023. The date of the preliminary hearing was postpone several timed and is yet to be determined by court.

Due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

b.
On July 11, 2021 the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court, by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (the “Construction Proceedings”).

On December 6, 2021 the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. As of the date of this letter no decision has yet been made on the application.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 16:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES (Cont.)

A hearing was initially set to December 1, 2021 but postponed several times in order to allow the parties to negotiate towards a resolution. The hearing is set June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

At this preliminary stage, based on the opinion of its legal counsel, Focus’ management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

c.
On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defence to the Stuttgart Court in which they essentially stated two main arguments for their defense:

1.	that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real purchaser rather a company named Uniclaro GmbH.

2.
that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

On March 22, 2022 Adjupharm filed a response to Stroakmont & Atton’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

On May 27, 2022, the conciliation hearing and main hearing were held. The Stuttgart Court ruled that the Company shall submit another writ by August 29, 2022. The Stuttgart Court also scheduled a pronouncement date for September 7, 2022, when the Stuttgart Court will enter a judgement or hold an evidentiary hearing with witnesses. Following the pronouncement date on September 7, 2022 an evidentiary hearing with witnesses was held on two occasions, January 11, 2023, where witnesses on behalf of Adjupharm testified, and on February 22, 2023, witnesses on behalf of Stroakmont & Atton testified.

The court provided the parties a deadline until March 24 2023 to evaluate the testimonies of the witnesses and to deliver to the court a summary of the factual and legal situation after the court hearings. The court will announce its decision for further proceedings or its judgment on April 5, 2023. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME

a.	Tax rates applicable to the Group:

1.	The Company is subject to tax rates applicable in Canada. The combined federal and provincial rate for 2022 and 2021 is 26.5%.

2.	The Israeli subsidiaries are subject to Israeli corporate income tax rate of 23% in 2022 and 2021.

3.	The German subsidiary is subject to weighted tax rate of approximately 29.1% (composed of Federal and Municipal tax).

b.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Israeli subsidiaries total approximately $6,876, as of December 31, 2022. These losses can be carried forward to future years and offset against taxable income in the future without any time limitation. Except for tax losses in the amount $3,178, no deferred tax assets were recorded with regards to IMC Holdings ltd. since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

Carryforward operating tax losses of the German subsidiary as of December 31, 2022, amounted to approximately $13,166. Accumulated tax losses can be carried forward without time restrictions and can be deducted from future profits and capital gains unless they exceed €1,000 thousand (approximately $1,445). Any excess of such amount will be limited to 60% of the profits or capital gains. Unused carried forward losses will be subject to such limitation in the future. No deferred tax assets were recorded with regards to the German subsidiary since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

c.	Income tax expense (benefit):

	Year ended December 31,
	2022	2021	2020

Current	$688	$243	$25
Deferred, net	(1,810)	278	(66)
Income tax from previous years	(16)	(21)	303

	$(1,138)	$500	$262

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

	Statements of financial position
	December 31,
	2022	2021

Deferred tax assets:

Carryforward tax losses and other	$731	$2
Other deferred tax assets	32	14

	763	16
Deferred tax liabilities:

Inventory and biological assets	—	863
Intangible assets	1,285	5,721
Other	47	7

	1,332	6,591

Deferred tax liabilities, net	$(569)	$(6,575)

The deferred taxes are reflected in the statements of financial position as follows:

	December 31,
	2022	2021

Non-current assets	$763	$16

Non-current liabilities	$1,332	$6,591

The deferred taxes are computed based on the tax rates that are expected to apply upon realization.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of tax expense (benefit) and the accounting loss multiplied by the Company's domestic tax rate for:

	Year ended December 31,
	2022	2021	2020

Loss before income tax	$(26,060)	$(164)	$(28,472)

Statutory tax rate in Canada 26.5%	(6,906)	(43)	(7,545)

Increase (decrease) in income tax due to:

Non-deductible expenses (non-taxable income), net for tax purposes	1,764	(4,208)	6,306
Effect of different tax rate of subsidiaries	599	310	161
Adjustments in respect of current income tax of previous years	(16)	(21)	303
Recognition (derecognition) of tax benefit in respect of losses of previous years	-	846	(830)
Unrecognized tax benefit in respect of loss for the year	4,037	4,093	1,771

Other adjustments	(616)	(477)	96

Income tax expense (benefit)	$(1,138)	$500	$262

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common Shares without par value	Unlimited	7,569,526	Unlimited	6,811,620

Common Shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On November 14, 2022, the Company's shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b.	Capital issuances:

On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 608,696 Common Shares (each an “Offered Share”) at a price of US$57.5 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,502). The Company also issued 304,348 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 304,348 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

As the exercise price of the 2021 Warrants is denominated in US dollars, which is not the functional currency of the Company, the 2021 Warrants are accounted for as a derivative liability, which is measured at fair value. Gross proceeds in the amount of $30,670 were recorded as Share capital and premium, and $11,832 were recorded as a Warrant liability, based on a valuation using the Black & Scholes option pricing model. The transaction costs incurred as a result of the Common Shares issuance amounted to approximately $3,800, of which approximately $1,296 (attributed to the issuance of the Warrants classified as liabilities) were recorded as an expense in the Company's consolidated statements of profit or loss and approximately $2,539 (attributed to the issuance of share capital) as a deduction from Share capital and premium.

Pursuant to the terms of the Offering, the placement agents held an over-allotment option to purchase up to an additional 91,304 Offered Shares and 45,652 2021 Warrants on the same terms and conditions for a period of 30 days following the closing date. The over- allotment option was not exercised by the placement agents and expired as of June 30, 2021. The Company recorded expenses in the amount of approximately $800 under share-based compensation expenses with respect to the Offering.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	EQUITY (Cont.)

The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and a corresponding Canadian shelf prospectus filed with the Securities Regulatory Authority in each of the provinces and territories of Canada and a final prospectus supplement which was filed with the SEC on May 5, 2021.

On March 14, 2022, the Pharm Yarok Transaction closed upon receipt of all requisite approvals, including the IMCA approval. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way on March 14, 2022. A total of 52,370 Common Shares were issued at a deemed price of $26.16 for aggregate proceeds of $1,370.

On March 14, 2022, the Vironna Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA and NIS 3,500 (approximately $1,360) in Common Shares issued on closing. In satisfaction of the share consideration component, the Company issued 48,536 Common Shares at a deemed issue price of US$22.09 per share (approximately $28.09).

On March 28, 2022, the Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the MOH and NIS 1,536 (approximately $600) in Common Shares issued on closing. In satisfaction of the share consideration component, the Company issued 25,100 Common Shares at a deemed issue price of US$19.74 per share (approximately $25.1).

On August 19, 2022, the Company announced a private placement for aggregate gross proceeds of up to $6,500 (US$5 million) (the “Private Placement”). As of December 31, 2022, the Company issued 599,999 Common Shares for a total amount of $3,756 (US$3 million) including investments by the Company’s management and executives. Issuance costs of this transaction amounted to $178.

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2021	3,976,576

Common Shares issued as a result of Warrants and Compensation options exercised	63,378
Common Shares issued as a result of options exercises	51,735
Purchase of treasury common shares	(10,165)
Common Shares issued related secondary transaction and business combinations	2,730,096

Balance as of December 31, 2021	6,811,620

Common Shares issued as a result of options exercises	21,736
Common shares issued in settlement of purchase consideration of business combination	126,006
Issuance of treasury common shares	10,165
Issuance of Common Shares	599,999

Balance as of December 31, 2022	7,569,526

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	EQUITY (Cont.)

d.	Share option plan:

Awards granted under the company’s current plan which was approved by the board of directors on December 19, 2018 (“2018 Plan”) are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in eight equal installments upon the lapse of each three-month period thereafter. Subject to the discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the date of the grant, the award expires. As of December 31, 2022, 299,650 Ordinary shares are available for future grants under the 2018 Plan.

Year ended December 31,
	2022	2021

Exercise price (in CAD)	$2.3-$27.3	$45-$101.2
Dividend yield (%)	-	-
Expected life of share options (Years)	4-5	3-4
Volatility (%)	77.04-107.03	80.61-83.68
Annual risk-free rate (%)	1.43-3.85	0.52-0.77
Share price (in CAD)	$2.3-$27.3	$45-$345.5

The weighted average fair value of each option on the grant date, for the years ended December 31, 2022 and 2021, amounted to $31.9 and $41.6, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	EQUITY (Cont.)

The following table lists the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Year ended December 31, 2022
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	544,325	39.1

Options granted during the year	32,503	10.85
Options exercised during the year	(22,705)	16
Options forfeited during the year	(34,953)	49.9

Options outstanding at the end of year	519,170	$37.6

Options exercisable at the end of year	360,769	$36.95

* Includes 1,873 Options exercised under cashless mechanism to 904 Common shares.

	Year ended December 31, 2021
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	315,487	22

Options granted during the year	296,427	62
Options exercised during the year	(51,735)	24.3
Options forfeited during the year	(15,854)	40.8

Options outstanding at the end of year	544,325	$39.1

Options exercisable at the end of year	188,848	$20

The weighted average remaining contractual life for the share options outstanding as of December 31, 2022 and 2021 was 4.32 and 5.37 years respectively.

The share-based payment expenses for the years ended December 31, 2022 and 2021, amounted to $2,637 and $5,422, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	EQUITY (Cont.)

The following table lists the number of restricted share units (“RSUs”) as of December 31, 2022:

Number of RSU

Outstanding at the beginning of the year	55,000

Granted during the year	-

Outstanding at the end of the year	55,000

Exercisable at the end of year	41,243

e.	Other convertible securities:

As of December 31, 2022, there are 18,261 compensation warrants. Each Compensation Warrant is exercisable for one Common Share at an exercise price of US$ 66.1 (approximately $84.2). These Warrants are exercisable until, November 5, 2024.

NOTE 19:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Year ended December 31,
	2022	2021

Salaries and related expenses	$11,184	$8,493

Depreciation and amortization	$2,815	$2,125

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	NET LOSS PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Year ended December 31,
	2022		2021
	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	7,181	$(22,511)	5,796	$(17,763)

Effect of potential dilutive Ordinary shares - Warrants	304	(6,014)	181	(21,739)

For the computation of diluted net earnings from continuing operations (*)	7,485	$(28,525)	5,977	$(39,502)

For the computation of basic and diluted net earnings from discontinued operations (*)	7,181	$(166,379)	5,796	$(17,853)

*)	For 2022 and 2021, potentially dilutive securities (share options) were excluded from the calculation of diluted earnings per share as they are antidilutive.

**)	Including the effect of Share Consolidation (See Note 18a).

NOTE 21:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances and transactions:

The following table summarizes balances with related parties in the statements of financial position:

	December 31,
	2022	2021

Other accounts receivables	$83	$11

Other accounts payables	$693	$875

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 21:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The following table summarizes the transactions with related parties in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2022	2021

General and administrative expenses	$1,064	$1,116

Transactions with related parties mainly includes compensation for management services and bonus in the ordinary course of business and short-term lease payments.

a.	Compensation of key management personnel of the Group:

The Company's key management personnel are the directors, senior executives and a managing company which provides the Company with key management personnel services.

	Year ended December 31,
	2022	2021

Payroll and related expenses	$916	$1,379

Share-based compensation	$437	$4,349

Professional fees *)	$1,040	$1,029

*)	Includes payments to shareholders for the years ended 2022 and 2021 of $503 and $455, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 22:-    SUMMARIZED FINANCIAL INFORMATION FOR PARTLY OWNED SUBSIDIARY

Summarized financial information for Focus as follows:

	December 31,
	2022	2021
Statement of financial position at reporting date (as presented in Focus' financial statements):

Current assets	$21,521	$22,913
Non-current assets	1,107	4,473
Current liabilities	(24,859)	(19,616)
Non-current liabilities	(52)	(1,883)

Total equity (deficiency)	$(2,283)	$5,887

	Year ended December 31,
	2022	2021
Operating results (as presented in Focus' financial statements):

Revenues	$19,565	$14,747
Net loss	(7,746)	(1,524)
Other comprehensive income	96	37

Total comprehensive loss	$(7,650)	$(1,487)

	Year ended December 31,
	2022	2021
Cash flows (as presented in Focus' financial statements):

From operating activities	$(9,635)	$2,346
From investing activities	2,825	(783)
From financing activities	3,947	560
Effect of foreign exchange on cash and cash equivalents	(110)	169

Net increase (decrease) in cash and cash equivalents	$(2,973)	$2,292

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS

Reporting operating segments:

	Israel	Germany	Adjustments	Total
Year ended December 31, 2022

Revenue	$50,500	$3,835	$-	$54,335

Segment loss	$(23,606)	$(3,225)	$-	$(26,831)

Unallocated corporate expenses			$(3,960)	$(3,960)

Total operating loss				$(30,791)

Depreciation, amortization and impairment	$6,747	$200	$-	$6,947

	Israel	Germany	Adjustments	Total
Year ended December 31, 2021

Revenue	$25,431	$8,622	$-	$34,053

Segment loss	$(10,653)	$(5,142)	$-	$(15,795)

Unallocated corporate expenses			$(7,240)	$(7,240)

Total operating loss				$(23,035)

Depreciation, amortization and impairment	$1,424	$701	$-	$2,125

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS (Cont.)

	Israel	Germany	Adjustments	Total
Year ended December 31, 2020

Revenue	$13,826	$2,064	$-	$15,890

Segment loss	$(2,090)	$(3,744)	$-	$(5,834)

Unallocated corporate expenses			$(2,411)	$(2,411)

Total operating loss				$(8,245)

Depreciation, amortization and impairment	$856	$74	$-	$930

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME

During 2022, following management strategic review of the operations of the Group, the Company decided to discontinue its operation in Canada and sell its subsidiaries in the segment, Trichome Group.

A discontinued operation is a component of the Group that represents a separate major line of business or geographical area of operations and that either has been disposed of or is classified as held for sale. The Trichome Group comprised the geographical operating segment for Canada.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit and loss and other comprehensive income.

The Company identified its decision as indication for an impairment of Trichome group's cash generating unit (the "CGU"). The Company performed an analysis for the recoverability of the CGU and recognized an impairment of $115,112, which was recorded under Net loss from discontinued operations, net of tax.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees.

Per the CCAA proceeding, the Court has appointed a monitor, which oversees management activities. The administration of the CCAA process, principally relating to the powers provided to the court and the court appointed monitor, as well as the secured debtholder interests, removed certain elements of control of the business from the Company. As a result, the Company has determined that it no longer has a controlling financial interest over Trichome group as defined in IFRS 10, "Consolidations", and therefore has deconsolidated Trichome as of the date of the CCAA filing.

Following the deconsolidation, the carrying value of assets and liabilities of Trichome group were removed from the Company’s consolidated statements of financial position. The net amount deconsolidated from the Company’s balance sheet was $1,171, including $406 of cash, $7,228 of inventory and biological assets, $14,645 of property, plant and equipment, ($3,774) of bank loans and revolving credit line and ($17,334) of other assets and liabilities, net.

As a result, the Company recorded a loss from derecognition of net assets totaling $17,959 in non-operating income (loss) and the investment in Trichome group decreased to $nil.

In the context of the CCAA filing, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities. The Trichome group was party to transactions with the Company and its consolidated subsidiaries entered into in the normal course of business; these transactions include recharge of various corporate expenses for services benefiting Trichome group and sell of inventory. Up to the date of the CCAA filing, these transactions were eliminated on consolidation and had no impact on the Company’s consolidated statement of profit or loss. After deconsolidating Trichome group, these transactions are treated as third-party transactions in the Company's financial statements. The amount of these related-party transactions during the period of November 7, 2022, to December 31, 2022, were $921.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The assets and liabilities of Trichome Group included in the consolidated statement of financial position as of December 31, 2021, and immediately prior to the deconsolidation on November 6, 2022, are as follows:

	November 6, 2022	December 31, 2021
ASSETS

Current assets:
Cash and cash equivalents	$406	$3,171
Trade receivables	1,047	8,486
Other accounts receivable	2,194	11,198
Loans receivable	1,010	2,708
Biological assets	444	1,435
Inventories	6,784	9,715

	11,885	36,713
Non-current assets:
Property, plant and equipment, net	14,645	21,236
Derivative assets	-	14
Right-of-use assets, net	10,999	14,570
Intangible assets, net	17,157	22,846
Goodwill	-	107,854

	42,801	166,520

Total Assets	$54,686	$203,233

	November 6, 2022	December 31, 2021
LIABILITIES

Current liabilities:
Trade payables	$7,266	$4,667
Bank loans and credit facilities	3,774	8,684
Other accounts payable and accrued expenses	25,217	14,019
Current maturities of operating lease liabilities	869	841

	37,126	28,211
Non-current liabilities:
Operating lease liabilities	13,517	14,883
Deferred tax liability, net	2,872	4,065

	16,389	18,948

Total liabilities	$53,515	$47,159

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The results of discontinued operations of Trichome are summarized as follows:

	Period ended November 6,	Year ended December 31
	2022	2021

Revenues	$28,171	$20,247
Cost of revenues	24,227	16,960

Gross profit before fair value adjustments	3,944	3,287

Fair value adjustments:
Unrealized change in fair value of biological assets	399	902
Realized fair value adjustments on inventory sold in the period	(2,528)	(226)

Total fair value adjustments	(2,129)	676

Gross profit	1,815	3,963

General and administrative expenses	38,464	14,998
Impairment of goodwill, intangible assets, right-of-use assets and fixed assets	115,112	-
Selling and marketing expenses	4,912	2,270
Restructuring expenses	4,506	-
Share-based compensation	1,130	2,049

Total operating expenses	164,124	19,317

Operating loss	(162,309)	(15,354)

Finance expenses, net	(5,264)	(2,495)

Loss before income taxes	(167,573)	(17,849)
Income tax expense (benefit)	(1,194)	5

Net loss from discontinued operations, net of tax	$(166,379)	$(17,854)

Below are data of the net cash flows provided by (used in) the discontinued operations:

	Period ended November 6, 2022	Year ended December 31, 2021

Operating activities	$(300)	$(10,621)

Investing activities	$(615)	$(1,434)

Financing activities	$(1,850)	$14,864

(*) From business combination dated, March 18, 2021.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25:-	SUBSEQUENT EVENTS

a.
LIFE Offering

In January and February of 2023, the Company issued an aggregate of issued 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165. The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

b.
Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896 (the “Concurrent Offering”). The Concurrent Offering was led by insiders of the Company. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.