Form 20-F
period 2023-12-31
IM Cannabis Corp.
filed 2024-03-28
CIK 1792030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40065

IM Cannabis Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4
(Address of principal executive offices)

Oren Shuster, 972 544331111, oren@imcannabis.com
 3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,394,136 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐          No ☒

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐          No ☒

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

Yes ☒          No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

TABLE OF CONTENTS

INTRODUCTION		5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	11
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	11
ITEM 3.	KEY INFORMATION	11
A.	Reserved.	11
B.	Capitalization and Indebtedness	11
C.	Reasons for the Offer and Use of Proceeds	11
D.	Risk Factors	11
ITEM 4.	INFORMATION ON THE COMPANY	39
A.	History and Development of the Company	39
B.	Business Overview	49
C.	Organizational Structure	63
D.	Property, Plants and Equipment	63
ITEM 4A.	UNRESOLVED STAFF COMMENTS	64
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	77
A.	Directors and Senior Management	77
B.	Compensation	79
C.	Board Practices	89
D.	Employees	95
E.	Share Ownership	96
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	96
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	96
A.	Major Shareholders	96
B.	Related Party Transactions	98
C.	Interests of Experts and Counsel	99
ITEM 8.	FINANCIAL INFORMATION	100
A.	Consolidated Statements and Other Financial Information	100
B.	Significant Changes	105
ITEM 9.	THE OFFER AND LISTING	105
A.	Offer and Listing Details	105
B.	Plan of Distribution	105
C.	Markets	105
D.	Selling Shareholders	105
E.	Dilution	105
F.	Expenses of the Issue	105

ITEM 10.	ADDITIONAL INFORMATION	105
A.	Share Capital	105
B.	Memorandum and Articles of Association	105
C.	Material Contracts	109
D.	Exchange Controls	109
E.	Taxation
F.	Dividends and Paying Agents	116
G.	Statement by Experts	116
H.	Documents on Display	116
I.	Subsidiary Information	117
J.	Annual Report to Security Holders	117
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	117
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	117
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	117
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	117
ITEM 15.	CONTROLS AND PROCEDURES	117
A.	Disclosure Controls and Procedures	117
B.	Management’s Annual Report on Internal Control Over Financial Reporting	118
C.	Attestation Report of Registered Public Accounting Firm	118

INTRODUCTION

In this Annual Report on Form 20-F (this “Annual Report”), “Company,” “IMC,” “Group,” “we,” “us” and “our” refer to IM Cannabis Corp., its consolidated subsidiaries and Focus Medical Herbs Ltd. (“Focus”), an Israeli private company over which IMC Holdings (as defined herein) exercises “de facto control” under.

Information contained in this Annual Report is given as of December 31, 2023, the fiscal year end of Company, unless otherwise specifically stated.

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

Unless otherwise indicated and except for per share data and the information contained under section “B. Compensation”, all dollar figures in this Annual Report are expressed in thousands and all references in this Annual Report to: (i) “dollars” or “CAD” or “$” are to Canadian dollars; (ii) “USD” or “US$” are to United States of America (“U.S.” or “United States”) dollars; (iii) “NIS” are to New Israeli Shekels; and (iv) “€” or to “Euros” are to Euros. All intercompany balances and transactions were eliminated on consolidation. Common shares, stock options, units and warrants, and prices, are not expressed in thousands.

References herein to “Q1 2022”, “Q2 2022”, “Q2 2023”, “Q3, 2023” and “Q4 2023” refers to the three months ended March 31, 2022, June 30, 2022, June 30, 2023, September 30, 2023, and December 31, 2023, respectively.

This Annual Report should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2023 and 2022 (the “2023 Annual Financial Statements”) and the accompanying management’s discussion and analysis for the years ended December 31, 2023 and 2022 (the “2023 Annual MD&A”). The 2023 Annual Financial Statements were prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the 2023 Annual Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

The 2023 Annual Financial Statements, includes the accounts of the Company, its consolidated subsidiaries and Focus, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C. Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
I.M.C Farms Israel Ltd. (“IMC Farms”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd.* (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Revoly Trading and Marketing Ltd. dba Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Oranim Plus Pharm Ltd.** (“Oranim Plus” and together with IMC Pharma, IMC Farms, Pharm Yarok, Rosen High Way, Vironna and Oranim Plus, the “Israeli Subsidiaries“)	Israel	Subsidiary of IMC Holdings
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings
Trichome Financial Corp.**	Canada	Wholly-owned subsidiary

*Effective February 26, 2024, IMC Holdings exercised its option to acquire a 74% ownership stake in Focus.
** Discontinued operations. Please see note 25 in the 2023 Annual Financial Statements

Please see Exhibit 8.1 for a complete list of the Company’s subsidiaries.

In this Annual Report, unless otherwise indicated, all references: (i) “Company Subsidiaries” are to the Israeli Subsidiaries and Adjupharm, (ii) “Israeli Operations” are to IMC Holdings and the Israeli Subsidiaries and (iii) “Trichome” are to Trichome Financial Corp. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words “believe”, “plan”, “intend”, “estimate”, “expect”, “anticipate”, “continue”, or “potential”, and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management as of the date of this Annual Report, or a document incorporated by reference therein, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Without limitation, this Annual Report contains forward-looking statements pertaining to:

•	the Company’s business objectives and milestones and the anticipated timing of execution;
•	the performance of the Company’s business, strategies and operations;
•	the Company’s intentions to expand the business, operations and potential activities of the Company;
•	the Company’s plans to expand its sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;
•	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which the Company operates;
•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share and maintain its competitive advantages;
•	statements relating to the Company’s commitment to responsible growth and compliance with the strictest regulatory environments;
•
the Company’s focus on providing premium cannabis products to medical patients in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;

•	the Company’s plans to amplify its commercial and brand power to become a global high-quality cannabis player;
•	the Company’s primary goal of sustainably increasing revenue in its core markets;
•	the demand and momentum in the Company’s Israeli and Germany operations;
•	how the Company intends to position its brands;
•	the efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany;
•	expectations that providing high-quality, reliable supply to the Company’s customers and patients will lead to recurring sales;
•	expectations related to the Company’s introduction of new Stock Keeping Units (“SKUs”);
•	anticipated cost savings from the reorganization of the Company and the completion thereof upon the timelines disclosed herein;
•	geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;
•	expectations related to the Company’s ability to address the ongoing needs and preferences of medical cannabis patients;
•	the Company’s retail presence, distribution capabilities and data-driven insights;
•	the future impact of the Regulations Amendment (as defined herein) regarding the transition reform from licenses to prescriptions for medical treatment of cannabis;
•	the Company’s continued partnerships with third party suppliers and partners and the benefits thereof;
•	the Company’s ability to achieve profitability in 2024;
•	the number of patients in Israel licensed by the Israeli Ministry of Health (“MOH”) to consume medical cannabis;
•	expectations relating to the number of patients paying out-of-pocket for medical cannabis products in Germany;
•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany;
•	expectations related to the demand and the ability of the Company to source premium and ultra-premium cannabis products exclusively and competition in this product segment;
•	the anticipated impact of inflation and liquidity on the Company’s performance;
•	expectations with respect to the Company’s operating budget and the assumptions related thereto;
•	expectations relating to the Company as a going concern and its ability to conduct business under the ordinary course of operations;
•	expectations related to the collection the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Test Kits Appeal (as defined herein);
•	the continued listing of the common shares in the capital of the Company (“Common Shares”) on the Nasdaq Stock Market (“Nasdaq”) and Canadian Securities Exchange (“CSE”);
•	cannabis licensing in the jurisdictions in which the Company operates;
•	the renewal and/or extension of the Company’s licenses;
•	the Company’s anticipated operating cash requirements and future financing needs;
•	the Company’s expectations regarding its revenue, expenses, profit margins and operations;
•	the expected increase in revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;
•	future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
•	future expansion and growth opportunities for the Company in Germany and Europe and the timing of such;
•	contractual obligations and commitments.; and
•	the Company completing the Potential Transaction with Kadimastem (each as defined herein).

With respect to the forward looking-statements contained in this Annual Report, the Company has made assumptions regarding, among other things:

•	the Company has the ability to achieve its business objectives and milestones under the stated timelines;
•	the Company will succeed in carrying out its business, strategies and operations;
•	the Company will realize upon its intentions to expand the business, operations and potential activities of the Company;
•	the Company will expand its sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;
•	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis in the jurisdictions in which the Company operates;
•	the competitive conditions of the industry will be favorable to the Company, and the Company has the ability to maintain or grow its market share and maintain its competitive advantages;
•	the Company will commit to responsible growth and compliance with the strictest regulatory environments;
•
the Company will remain focused on providing premium cannabis products to medical patients in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;

•	the Company has the ability to amplify its commercial and brand power to become a global high-quality cannabis player;
•	the Company will maintain its primary goal of sustainably increasing revenue in its core markets;
•	the demand and momentum in the Company’s Israeli and Germany operations will be favorable to the Company;
•	the Company will carry out its plans to position its brands as stated;
•	the Company’s Company has the ability to realize upon the stated efficiencies and synergies the Company as a global organization with domestic expertise in Israel and Germany;
•	providing a high-quality, reliable supply to the Company’s customers and patients will lead to recurring sales;
•	the Company will introduce of new SKUs;
•	the Company will realize the anticipated cost savings from the reorganization;
•	the Company has the ability to achieve geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;
•	the Company’s has the ability to address the ongoing needs and preferences of medical cannabis patients;
•	the Company has the ability to realize upon its retail presence, distribution capabilities and data-driven insights;
•	the future impact of the Regulations Amendment will be favorable to the Company;
•	the Company will maintain its partnerships with third parties, suppliers and partners;
•	the Company has the ability to achieve profitability in 2024;
•	the accuracy of number of patients in Israel licensed by the MOH to consume medical cannabis;
•	the accuracy of the number of patients paying out-of-pocket medical cannabis products in Germany;
•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany will occur;
•	the Company has the ability to source premium and ultra-premium cannabis products exclusively and competition in this product segment;
•	the anticipated impact of inflation and liquidity on the Company’s performance will be as forecasted;
•	the accuracy with respect to the Company’s operating budget and the assumptions related thereto;
•	the Company will remain as going concern;
•	a favorable outcome with respect to the collection the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Test Kits Appeal;
•	the Company’s Common Shares will remain listed on the Nasdaq and CSE;
•	the Company’s ability to maintain cannabis licensing in the jurisdictions in which the Company operates;
•	the Company has the ability to obtain the renewal and/or extension of the Company’s licenses;
•	the Company has the ability to meet operating cash requirements and future financing needs;
•	the Company will meet or surpass its expectations regarding its revenue, expenses, profit margins and operations;
•	the Company will increase its revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;
•	the Company has the ability to capitalize on future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
•	the Company will carry out its future expansion and growth opportunities for the Company in Germany and Europe and the timing of such;
•	the Company will fulfill its contractual obligations and commitments; and
•	the Company will complete the Proposed Transaction with Kadimastem.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

•	the Company’s inability to achieve its business objectives and milestones under the stated timelines;
•	the Company inability to carry out its business, strategies and operations;
•	the Company’s inability to realize upon its intentions to expand the business, operations and potential activities of the Company;
•	the Company will not expand its sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;
•
the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets will be unfavorable to the Company in the jurisdictions in which the Company operates;

•	the competitive conditions of the industry will be unfavorable to the Company, and the Company’s inability to maintain or grow its market share and maintain its competitive advantages;
•	the Company will not commit to responsible growth and compliance with the strictest regulatory environments;
•
the Company’s inability to remain focused on providing premium cannabis products to medical patients in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;

•	the Company inability to amplify its commercial and brand power to become a global high-quality cannabis player;
•	the Company will not maintain its primary goal of sustainably increasing revenue in its core markets;
•	the demand and momentum in the Company’s Israeli and Germany operations will be unfavorable to the Company;
•	the Company will not carry out its plans to position its brands as stated;
•	the Company’s inability to realize upon the stated efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany;
•	providing a high-quality, reliable supply to the Company’s customers and patients will not lead to recurring sales;
•	the Company will not introduce of new SKUs;

•	the Company’s inability to realize upon the anticipated cost savings from the reorganization;
•	the Company’s inability to achieve geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;
•	the Company’s inability to address the ongoing needs and preferences of medical cannabis patients;
•	the Company’s inability to realize upon its retail presence, distribution capabilities and data-driven insights;
•	the future impact of the Regulations Amendment will be unfavorable to the Company;
•	the Company will not maintain its partnerships with third party suppliers and partners;
•	the Company’s inability to achieve profitability in 2024;
•	the inaccuracy of number of patients in Israel licensed by the MOH to consume medical cannabis;
•	the inaccuracy of the number of patients paying out-of-pocket for medical cannabis products in Germany;
•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany will not occur;
•	the Company’s ability to source premium and ultra-premium cannabis products exclusively and competition in this product segment;
•	the anticipated impact of inflation and liquidity on the Company’s performance will not be as forecasted;
•	the inaccuracy with respect to the Company’s operating budget and the assumptions related thereto;
•	the Company will not remain as going concern;
•	an unfavorable outcome of the negotiations or the Construction Proceedings;
•	an unfavorable outcome with respect to the collection the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Test Kits Appeal;
•	the Company’s Common Shares will not remain listed on the Nasdaq and CSE;
•	the Company’s inability to maintain cannabis licensing in the jurisdictions in which the Company operates;
•	the Company’s inability to obtain the renewal and/or extension of the Company’s licenses;
•	the Company’s inability to meet operating cash requirements and future financing needs;
•	the Company will not meet or surpass its expectations regarding its revenue, expenses, profit margins and operations;
•	the Company will not increase its revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;
•	the Company’s ability to capitalize on future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
•	the Company will not carry out its future expansion and growth opportunities for the Company in Germany and Europe and the timing of such;
•	the Company will not fulfill its contractual obligations and commitments; and
•	the Company will not complete the Proposed Transaction with Kadimastem.

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

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking statements is based is provided in the Company’s disclosure materials, including in the Annual MD&A under “Legal and Regulatory – Risk Factors”, available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Annual Report may contain future oriented financial information (“FOFI”) within the meaning of Canadian securities legislation and analogous U.S. securities laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this Annual Report are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company’s business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s financial results for 2024. The FOFI or financial outlook contained in this Annual Report do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and under the heading “Risk Factors” in the Company’s public disclosures, FOFI or financial outlook within this Annual Report should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this Annual Report. Except as required by Canadian securities laws and analogous U.S. securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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

Risks Relating to Our Business

There are certain risks associated with owning securities of the Company that holders should carefully consider. The risks and uncertainties below are not the only risks and uncertainties facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company, cause the price of its securities to decline and cause future results to differ materially from those described herein. If any of the following risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Company’s securities could decline, and holders may lose all or part of their investment.

The cannabis-related business and activities of the Group are heavily regulated in all jurisdictions where it carries on business. The Group’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly the MOH, and the Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices in Germany (“BfArM”), relating to the grow, propagate, manufacture, marketing, management, transportation, storage, distribution, sale, pricing and disposal of dried and fresh cannabis, cannabis plants and seeds, edible cannabis, cannabis extracts, clones and plants and cannabis extracts. The Group’s operations are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment.

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

The Company analyzed the terms of the contractual agreements with Focus in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee’s (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus, it has sufficient rights to unilaterally direct the relevant activities (a concept known as “de facto control”), mainly due to the following:

1)	the Company receiving economic benefits from Focus (and the terms of the Commercial Agreements (as defined herein) cannot be changed without the approval of the Company);

2)
the Company having the option to purchase the divested 74% interest in Focus held by Oren Shuster, the Chief Executive Officer, director and a promoter of the Company, and Rafael Gabay, a former consultant director, a former consultant and a promoter of the Company;

3)
Messrs. Shuster and Gabay each being a director of Focus (while Mr. Shuster concurrently being a director, officer and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

4)	the Company providing management and support activities to Focus through the Services Agreement (as defined herein).

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

For the period ended December 31, 2023, the Company analyzed the terms of the definitive agreements with each of its Consolidated Entities (as defined within IFRS 10) in accordance with accounting criteria IFRS 10. Viewed as effectively exercising control over their Consolidated Entities, the Company consolidate the financial results of the Consolidated Entities as of the date of signing each such definitive agreement.

The regulatory authorities in Israel may determine that the Company is in contravention of Israeli cannabis regulations

There is a risk that regulatory authorities in Israel may determine that the Company is in contravention of Israeli cannabis regulations. Namely, prior approval of the Israeli Medical Cannabis Agency (“IMCA”) is required for any shareholder owning 5% or more of an Israeli company licensed to engage in cannabis-related activities. Any contravention of Israeli cannabis regulations could jeopardize the good standing of the Company’s licenses. Such a determination may adversely affect the Company’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company is subject to governmental regulations in the markets in which it operates and any delays in obtaining, or failure to obtain regulatory approvals could significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company

Israel – MOH Regulation

Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Israeli Subsidiaries and Focus, which can include the power to limit or restrict business activities, the import and export of cannabis products and the imposition of additional quality criteria and disclosure requirements on the products and services provided by Israeli Subsidiaries and Focus. Achievement of the Israeli Subsidiaries and Focus business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products.

The Company cannot predict the time required for the Israeli Subsidiaries or Focus to secure all appropriate regulatory approvals for the products and activity, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Israeli Subsidiaries and/or the Focus business, the suspension or expulsion from a particular market or jurisdiction or of its key personnel, and the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Israeli Subsidiaries and/or Focus products or services in any way, this could have a material adverse effect on the business, results of operations, financial condition and prospects of the Company.

Germany – BfArM Regulation

Legalization

At the end of March 2024, legalization in Germany applies only to cannabis stemming from cultivation for medicinal purposes under state control and in preparations as finished medicinal products, in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements while operations involving adult-use recreational cannabis products remain illegal. Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the adult-use recreational market. Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. This legislative amendment is now set to come into force on 1 April 2024 and will enable limited home cultivation as well as cultivation via so-called cultivation associations. This change in the law also means that medical cannabis will no longer be classified as a narcotic and will therefore no longer be covered by the Narcotics Act ("BtMG") but by the Medical Cannabis Act ("MedCanG").

At the end of March 2024, the import, export, manufacturing and distribution of medical cannabis currently requires a wholesale permit pursuant to the German Medicines Act (the “AMG”) and a distribution permit for narcotics pursuant to the BtMG (from 1 April, when the MedCanG comes into force, this would then be used instead of the BtMG to obtain an additional licence). All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the BopSt as division of the BfArM. The import of medical cannabis from other European Union (“EU”) and non-EU countries requires quantity-based import licenses pursuant to the BtMG (comparable regulations also exist under the MedCanG). In addition, if medical cannabis is to be imported that has already undergone processing steps that fall under the EU GMP guidelines, compliance with these guidelines must be confirmed by a European inspection and certificate. The importing company also requires an import and manufacturing authorisation in accordance with the AMG in order to import these goods.

Until now, the cultivation of medicinal cannabis was only possible under public procurement law. Such an award procedure was ultimately only carried out once in full. In this context, the BfArM formed a cannabis division to oversee the cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers (the “Cannabis Agency”). The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. The Cannabis Agency has no influence on the actual retail price of medical cannabis products in general. It only controlled the price of medicinal cannabis grown in Germany. The responsibilities of the Cannabis Agency are based on the requirements of the Narcotic Convention. The Cannabis Agency is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name. The Cannabis Agency contracted with a distributor that was selected in a tender procedure and commissioned it to carry out the distribution of medical cannabis products in accordance with all pharmaceutical and narcotic legal requirements in Germany. Once the MedCanG comes into force, cultivation will no longer be based on tenders but can be applied for in a completely regular authorisation procedure.

The current regime (and also based on the MedCanG) permits the importation of cannabis plants and plant parts for medicinal purposes grown in a country under state control subject to the requirements under the Narcotic Convention. Pursuant to Narcotic Convention, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias. While these requirements also apply to the exportation of medical cannabis products, the current German regime does not allow domestically cultivated medical cannabis products to be directly sold to commercial entities other than the Cannabis Agency. Medical cannabis products imported pursuant to an import license under the BtMG (and MedCanG) and AMG permits are sold exclusively to wholesalers and pharmacies. Only the pharmacies are authorised for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance with a medical prescription for an individual patient. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs.

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

The Company’s ability to produce, store, import, distribute and sell cannabis in Israel is dependent on the Israeli Subsidiaries and Focus maintaining the Israeli Licenses with the IMCA. Failure to comply with the requirements or any failure to maintain the Israeli Licenses would have a material adverse impact on the business, financial condition and operating results of the Company. There can be no guarantees that the IMCA will extend or renew any of Israeli Licenses as necessary or, if it extended or renewed, that any of the Israeli Licenses will be extended or renewed on the same or similar terms. Should the IMCA not extend or renew any of Israeli Licenses or should it renew any of the Israeli Licenses on different terms, the business, financial condition and results of the operations of the Company would be materially adversely affected.

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

The Israeli Facilities

The Israeli Licenses are specific to each respective facility holding such license and therefore both the license and the facility must remain in good standing for each of the Company’s pharmacies (Virona, Oranim Plus and R.A Pharm Yarok, together the “Israeli Pharmacies”) and the Company’s trading house to be able to conduct the Israeli cannabis activities authorized thereunder (the facilities of the Israeli Pharmacies and trading house, together” “Israeli Facilities”). Adverse changes or developments affecting the Israeli Facilities, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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

Focus and the Israeli Subsidiaries rely on and are substantially dependent on various supply agreements with third-party cannabis cultivators in Israel and Canada, imported cannabis products, manufacture and packaging agreements and distribution agreements to fulfill the supply requirements of its distribution and sales agreements with pharmacies in the Israeli medical cannabis market. The Israeli Subsidiaries and Focus acquire cannabis from third parties in amounts sufficient to operate its business. However, there can be no assurance that there will continue to be a supply of cannabis available for the Company to purchase to operate or expand. Additionally, the price of cannabis and other inputs may rise which would increase the cost of goods. If any suppliers fail to supply any contracted materials to Focus or the Israeli Subsidiaries, the Israeli Subsidiaries and Focus may fail to meet purchase commitments from their distribution partners. If the Company were unable to acquire the cannabis or other inputs required to operate or expand or to do so on favorable terms or fail to maintain the manufacture agreements with IMC-GMP manufacture companies, it could have a material adverse impact on the Company’s business, financial condition and results of operations. If any of the Company’s suppliers fails to provide inputs meeting the Company’s quality standards, it may need to source cannabis or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to distributors, pharmacies and patients. There is no assurance that suppliers will be able to supply and deliver the required materials to the Company in a timely manner or that the materials they supply to the Company will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Company may materially and adversely affect or delay its production schedule and affect its product quality. Consequently, the Company relies on the suppliers of such supply agreements to provide necessary cannabis products to Focus and the Israeli Subsidiaries. If the Company cannot secure cannabis of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, Focus or the Israeli Licensed may not be able to deliver its products to distributors, pharmacies or patients on time with the required quality. The various suppliers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which the Company’s operations rely. Loss of its suppliers, service providers or distributors or their timely service would have a material adverse effect on the Company’s business and operational results.

Germany – Reliance on Supply and Distribution Agreements in Germany

Adjupharm relies on its sales and distribution agreements to supply IMC-branded products to distribution partners in Germany, which are then distributed to German pharmacies for sales to medical cannabis patients and on direct sales by Adjupharm of IMC-branded products to German pharmacies.

Adjupharm relies on supply agreements with cannabis cultivators and producers to meet the demands of their respective sales agreements with distribution partners and pharmacies. Consequently, the Company relies on the suppliers of such supply agreements to provide necessary cannabis products to Adjupharm. If any suppliers fail to supply any contracted materials to Adjupharm, Adjupharm may fail to meet purchase commitments from their distribution partners and this could result a material adverse effect on the Company’s business, financial and operational results.

There can be no assurances that income tax laws or the interpretation thereof in any of the jurisdictions in which the Company operates will not be changed or interpreted or administered in a manner which adversely affects the Company and its shareholders

The Company is subject to the provisions of the ITA12 and to review by CRA13. The Company files its annual tax compliance based on its interpretation of the Income Tax Act (the “ITA”) and Canada Revenue Agency’s (the “CRA”) guidance. There is no certainty that the returns and tax position of the Company will be accepted by CRA as filed. Any difference between the Company’s tax filings and CRA’s final assessment could impact the Company’s results and financial position.

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

If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of shares

During the year ended December 31, 2023, the Company had negative cash flows from operating activities. There is no assurance that the Company will generate positive cash flows from its future operating activities. If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of shares.

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

Increased competition could materially and adversely affect the business, financial condition and results of operations of the Group

There is potential that the Group will face intense competition from other companies or groups of companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Group. Because of the early stage of the industry in which the Group operates, as well as evolving legislation and governmental initiatives in several jurisdictions, the Group expects to face additional competition from new entrants in the jurisdictions in which it currently operates or is contemplating operations. If the number of users of medical cannabis products in Israel and Europe increases, the demand for products in such areas will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Group.

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

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships that could cause a material adverse effect on the business, financial condition, results of operations and prospects of the Group

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. It is possible that industry maturation could create larger companies that may have increased geographic scope. Such acquisitions or other consolidating transactions could harm the Group in several ways, including the loss of strategic partners (if they are acquired by or enter into relationships with a competitor), customers, or revenue and market share, all of which could harm the Group’s operating results. The Group’s operating results could also be harmed if the Group was forced to expend greater resources to meet new or additional competitive threats. Additional competition from larger, better-financed competitors with geographic advantages could outcompete the Group by placing downward pressure on retail prices for products and services. This could ultimately cause a material adverse effect on the business, financial condition, results of operations and prospects of the Group.

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

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm the Group’s results of operations, and could make it more difficult for us to raise capital. Parties with whom the Group does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the Group to make alternative arrangements when necessary, in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

On October 7, 2023, a war between the terror organization Hamas and Israel began. The war has had an impact on the Company's business operations, which may or may not continue in the short and long term. The Company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more. While there are damages, it is still too early to fully assess the extent of their impact. However, the first and certain effect of the war is the postponement of the medical cannabis reform, which was initially set to commence on December 29, 2023. It is possible that there will be additional call-ups in the future, which may include officers and key personnel of the Group’s, which could disrupt business operations for a significant period of time.The Company may not be able to continue as a going concern

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 and 2023. The Company is managing its cash flow daily and will look for external funding for its operations. The Company’s board of directors (the “Board”) approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The 2023 Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is subject to certain credit exposure

The maximum credit exposure as of December 31, 2023, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

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

Conflict and political instability in eastern Europe and Israel could negatively affect the Group’s revenues and capital markets activity

The first part of 2023 has seen significantly higher levels of volatility in global markets due to market participants' reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia's ongoing presence in Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia's ongoing presence in Ukraine and the threat, or outbreak of more widespread armed conflict in Eastern Europe could cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

The Group is also vulnerable to political, economic, legal, regulatory, and military conditions affecting Israel and Middle East. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region which may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners, customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

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

In Israel, the Group stores products in the Israeli Pharmacies and other pharmacies not owned by the Group, instead it is stored with Israeli trade houses, and external service providers such as cultivation, manufacturing, and storage partners. In addition, in Germany, the Group stores products in the Logistics Center before distribution. Pursuant to the applicable Israeli and German licensing requirements, the Israeli Subsidiaries and Adjupharm are required to maintain certain standards of storage for cannabis products. The risk of inventory theft from these facilities is mitigated by the Israeli Subsidiaries and Adjupharm through the implementation of the security measures required under applicable laws, such as usage of qualified storage units, designated storage locations, locked storage vaults, access control, security cameras, and alert systems. Notwithstanding such security measures, any breaches of security may result in losses of inventory, potential litigation, and increased costs to bolster security and insurance.

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

In addition, the realization of the benefits of acquisitions made by the Company, including the acquisition of certain operations from Panaxia, the Israeli Pharmacies and the trading house of Rosen High Way, depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as the Company’s ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods. Any failure in successfully integrating acquired businesses may result in a material adverse effect on the Company’s business, financial condition, operating results and prospects. The risks we face in connection with an acquisition include:

●	diversion of management time and focus from operating our business to addressing acquisition integration challenges;
●	coordination of research and development and sales and marketing functions;
●	retention of employees from the acquired company;
●	cultural challenges associated with integrating employees from the acquired company into our organization;
●	integration of the acquired company's accounting, management information, human resources, and other administrative systems;
●	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;
●	potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;
●
liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

●	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

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

The Group relies on international third-party transportation services to deliver and receive product-related shipments, which may cause delays and impact the Group’s profitability

The Group relies on international third-party transportation services to deliver and receive product-related shipments. In the process of the deliveries, time delays, labor strikes, COVID-19-related issues, Israel-Hamas war related issues, product storage issues or other logistical problems may occur and force late delivery or receipt of items or receipt of damaged items. Such delays, receipt of damaged items or other logistical problems may cause a material adverse effect on the Group’s business, operations or financial condition. Rising costs associated with courier services used by the Group may also adversely impact the business of the Group and its ability to operate profitably.

In addition, any breach of security of the products’ package during the possession of the third-party transportation service may result in violations of regulations regarding possession of cannabis products and thus may have a material adverse effect on the Group’s business, financial condition and operating results.

In pursuit of new opportunities in the cannabis industry, the Company may fail to select appropriate investment candidates and negotiate acceptable arrangements, which could adversely affect the Company’s ability to enter into new investments

As part of the Company’s business strategy, it seeks new opportunities in the cannabis industry. In pursuit of such opportunities, the Company may fail to select appropriate investment candidates and negotiate acceptable arrangements. The Company cannot provide assurance that it can complete any investment that it pursues or is pursuing, on favorable terms, or that any investment completed will ultimately benefit the Company. In addition, the Company’s capital solutions may not attract a following in the cannabis industry. In the event that the Company chooses to raise debt capital to finance any acquisition or other arrangement, the Company’s leverage will be increased. In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make the productivity and services offered by the Company less attractive to investees. Such changes could adversely affect the Company’s ability to enter into new investments.

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

Unfavorable divestments could have a material adverse effect on the Company

In certain circumstances, the Company may decide, or be required, to divest any of its direct or indirect interests in certain investees. In particular, if any of the investees violate any applicable laws and regulations, the Company may be required to divest its indirect or direct interest in such investee or risk significant fines, penalties, administrative sanctions, convictions or settlements. There is no assurance that these divestitures will be completed on terms favorable to the Company, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on the Company may never be realized, or may not be realized to the extent the Company anticipates. Any required divestiture or an actual or perceived violation of applicable laws or regulations could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holdings (directly or indirectly) in the investees, the listing of its securities on applicable stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that may be required for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

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

The Company has no U.S. operations

The Company and, to its knowledge, its subsidiaries do not currently engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators’ Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities (“CSA Staff Notice 51-352”). To date, the Company has caused its investees to only conduct business and invest in entities in federally-legal jurisdictions by including appropriate representations, warranties and covenants in its agreements with investees. However, an investee may breach such obligations. Any such violation of such obligation would result in a breach of the applicable agreement and, accordingly, may have a material adverse effect on the business, operations and financial condition of Company.

The Company is subject to risks inherent in the agricultural business

The Company’s business involves the growing of cannabis products by third party suppliers, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although, the third-party cultivators the Company partners with carefully monitor the growing conditions with trained personnel and applicable equipment, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations. Any decline in production could have a material adverse effect on the Group’s business, operating results or financial condition.

Illegal market competition in the cannabis market could have a material adverse effect on Group’s business, operating results and prospects

As a participant of the cannabis market in international jurisdictions with varying regulations, the Group may be subject to competition from entities that conduct illegal cannabis business operations. Such entities may resort to competitive measures such as producing products with prohibited concentrations of Delta-9 tetrahydrocannabinol (“THC”) and industrial Hemp-based cannabidiol (“CBD”) or producing imitations of the Group’s products without the authorization or endorsement of the Group. If demand for these illegal products increases and local governments fail to regulate markets accordingly, the Group may experience a material adverse effect on its business, operating results and prospects.

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

The failure of the Group’s IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact the Group’s financial condition, operating results and reputation

The Group’s operations will depend, in part, on how well it and its supply and distribution partners protect networks, equipment, information technology systems (“IT Systems”) and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Group’s operations also will depend on the timely maintenance, upgrade and replacement of networks, equipment, IT Systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of IT Systems or a component of IT Systems could, depending on the nature of any such failure, adversely impact the Group’s financial condition, operating results and reputation.

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

In the EU’s General Data Protection Regulation (“GDPR”) governs the collection and use of personal data in the EU. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S., enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to EUR 20,000 or four percent of the annual global revenues of the infringer, whichever is greater. In addition, certain breaches of the GDPR may result in regulatory investigations, reputational damage and civil lawsuits including class action lawsuits. In the State of Israel, privacy rights and obligations are mainly regulated under the Protection of Privacy Law, 5741-1981 (the “Israeli Privacy Law”) and the regulations promulgated thereunder (mainly the Protection of Privacy (Data Security) Regulations, 5777-2017 and the Protection of Privacy (Transfer of Data Abroad) Regulations, 5761-2001) (the “Israeli Privacy Regulations”). Under the Israeli Privacy Law, ‘information’ and ‘sensitive information’ includes information such as those related to a person’s health, personality, intimate affairs, financial condition, faith and opinions. The Israeli Privacy Law impose obligations related to database registration, notice, disclosure and use restrictions on an ‘owner’ of a database, and the Israeli Privacy Regulations set forth the security measurements to be implemented and the rules related to the transfer of personal information. Violation of the Israeli Privacy Law could lead to a criminal investigation or an administrative enforcement procedure on behalf of the Israeli Privacy Protection Authority, as well as an administrative fine imposed pursuant to the Administrative Offenses Law, 5746-1985. In addition, legal remedies such as statutory compensation of up to NIS 50,000 are available to successful claimants of privacy violations.

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

Company is subject to the rules and regulations of the Canadian Stock Exchange and the Nasdaq Capital Market

The Common Shares and certain warrants of the Company began trading on the CSE on November 5, 2019 and November 19, 2019, respectively. The Common Shares began trading on Nasdaq on March 1, 2021.

The Company is subject to the rules and regulations of Nasdaq and CSE. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if its Common Shares remain listed on Nasdaq. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable Nasdaq or CSE continued listing standards within any projected timeframes, or at all, and maintain listing status on either Nasdaq or CSE.

In the past, the Company was subject to a deficiency notice from Nasdaq that was resolved via a share consolidation; however, currently, the Company is once against subject to such deficiency and received notice from the Nasdaq. The Company is in the process of satisfying the Nasdaq’s listing deficiencies. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company’s Common Shares and/or warrants from the CSE and/or the Common Shares from Nasdaq. Such events may have material adverse effects on the Company’s business and financial condition.

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

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings, or a holder of a convertible security’s underlying relative interest, in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with any such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances, subject to applicable stock exchange policies. Moreover, additional Common Shares will be issued by the Company on the full exercise of stock options, restricted share units and warrants, issued or to be issued by the Company in the future, and the exercise of any resulting convertible securities of such as applicable.

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

The market price of the Company’s Common Shares and warrants may fluctuate, which may have a material adverse effect on the Company’s operations, financial condition and operating results

The market price of the Common Shares and warrants may fluctuate to a wide degree as a result of a number of factors, including without limitation market conditions, financial analyst predictions, changes in law, press releases and public filings of the Company, operational activity and results and competitor activity. In particular, the dual-listing of the Common Shares on the CSE and Nasdaq may result in higher volatility as a result of the exposure to both U.S. and Canadian financial market conditions. Overall, such factors, whether related or unrelated to operational performance of the Company, may cause a temporary or non-temporary negative pressure on prices of the Company’s securities or assets. If the negative pressure on prices arising from these factors persist, impairment losses may be recorded and the Company could experience a material adverse effect on its operations, financial condition and operating results.

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

The Group is subject to the inherent liquidity risk that it will not be able to pay its financial obligations as they become due

The Group is subject to the inherent risk that it will not be able to pay its financial obligations as they become due. In light of its recent negative cash flows, the Company monitor liquidity risk carefully and plan its liquid holdings strategically to avoid any payment defaults. The Group’s liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2023, management considers liquidity risk to be high.

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

The Company is dependent upon the global capital markets to raise capital by equity or debt financing

An economic downturn of the global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it continues to develop its operations. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s securities.

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

A judgment against any member of the Group in excess of available insurance coverage could have a material adverse effect on the Group in terms of damages awarded and negatively impact the reputation of the Group

The Group maintains various types of insurance which may include product liability insurance, errors and omission insurance, directors and officers’ insurance, trustees’ insurance, property coverage and general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Group in excess of available coverage could have a material adverse effect on the Group in terms of damages awarded and negatively impact the reputation of the Group.

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

The Group’s products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury

Focus, Adjupharm and the Israeli Subsidiaries are producers, importers, distributors and/or sellers of products designed to be ingested or inhaled by humans. Such products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of such products involve the risk of injury or loss to consumers or patients due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or patients or other third parties. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

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

Members and/or representatives of the Group are or may become parties to litigation from time to time in the ordinary course of business that could adversely affect the Group’s business

Certain members and/or representatives of the Group are parties to certain legal proceedings or investigations and certain legal proceedings as described in “Legal Proceedings” below. Should such Group members and/or representatives fail to receive favorable decisions at the conclusion of these legal proceedings or incur significant costs in litigation thereof, the Group’s business, financial condition or operating results may be subject to a material adverse effect.

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

Loss of foreign private issuer status under United States securities laws could increase the Company’s regulatory and compliance costs

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. If the Company is not a foreign private issuer, it would not be eligible to use the Multijurisdictional Disclosure System or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Loss of emerging growth company status under United States securities laws could increase the Company’s regulatory and compliance costs

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000 or more.

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

The Group operates in multiple jurisdictions and is subject to currency fluctuations

The Group currently has assets and operations in Israel and Germany and transacts business in such jurisdictions and in additional jurisdictions such as Canada in the local currency. As of December 31, 2023, a portion of the Group’s financial assets and liabilities held in NIS, Euros, Canadian and U.S. dollars consist of cash and cash equivalents. The Group’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time. Currency fluctuations could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Judicial and legislative reforms in Israel

Israel is and has been undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability, which has a certain effect on the activity of the financial markets, may cause material impact on the Groups’ ability to operate in the Israeli market, which derives, among other, from: exposure to currency exchange rate and interest rate, reduced sales due to disruptive days and lower probability for capital investments.

CCAA Proceedings

For more information of the Company’s Companies’ Creditors Arrangement Act (“CCAA”) proceedings, please see the section entitled “Canadian Restructuring”~~.~~

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

Name, Address and Incorporation

The Company was incorporated on March 7, 1980 under the name “Nirvana Oil & Gas Ltd.” pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”).  Since 2019, the Company is acting in the medical cannabis industry.

The Common Shares trade under the ticker symbol “IMCC” on both the Nasdaq and CSE effective March 1, 2021 and November 5, 2019, respectively, and certain warrants of the Company are listed and posted for trading on the CSE under the symbol “IMCC.WT”.

On June 22, 2018, the Company completed a consolidation of its Common Shares on a 5:1 basis.

On October 4, 2019, in connection with the reverse take over transaction by IMC Holdings, the Company completed a consolidation of its Common Shares on a 2.83:1 basis, changed its name to “IM Cannabis Corp.” and changed its business from mining to the international medical cannabis industry.

On February 12, 2021, in connection with its Nasdaq listing application, the Company completed a consolidation of its Common Shares on a 4:1 basis.

On November 17, 2022, in connection with regaining compliance with Nasdaq’s continued listing standards, the Company competed a 10:1 consolidation of its Common Shares, which was approved by shareholders at the Company’s annual and special meeting of shareholders held on October 20, 2022.

The Company’s head office is located at Kibbutz Glil Yam, Israel and its registered office is located at 833 Seymour Street, Suite 3606, Vancouver, British Columbia, V6B 0G4, Canada. The company does not have a telephone number associated with its registered office.

The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.imcannabis.com.

Events in the Development of the Business

DEVELOPMENTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

WAGNERS™ Brand Update

On January 19, 2022, Focus imported premium indoor-grown Canadian cannabis flowers from Trichome JWC Acquisition Corp. (“TJAC”), and an additional supply partner. The Group commenced the sale of imported cannabis flowers under its WAGNERS™ brand in the Israeli medical cannabis market as of February 2022. In Q3 of 2023, The WAGNERS™ brand relaunched “Cherry Jam”, “Pink Bubba”, “Golden Ghost”, “Tiki Rain”, “Rain”, “Forest Crunch” and “Silverback”. For more information, please see the section entitled “Israeli Medical Cannabis Business”.

Revolving Credit Facility Agreement with an Israeli Bank - Bank Mizrahi

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%.  During the first quarter of 2023, the Company reduced total commitments to NIS 10,000 (approximately, C$3,600) and as of December 31, 2023, Focus has drawn down $3,227 in respect of the Mizrahi Facility as at December 31, 2023.

On May 17, 2023, the Company and the Mizrahi Facility entered into a subsequent revolving credit facility arrangement with a total commitment of up to NIS 10,000 (approximately C$3,600) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of a (i) NIS 5,000 credit line; and (iii) a NIS 5,000 loan to be settled with 24 monthly installments that commenced on May 17, 2023. The loan portion of the New Mizrahi Facility bears interest at the Israeli Prime interest rate plus 2.9%. As of December 2023, Focus has drawn down C$3,227 in respect the New Mizrahi Facility (comprised of approximately $1,827 from (i) the credit line; and $1,500 from the loan portion). The New Mizrahi Facility is also subject to several covenants to be measured on a quarterly basis which were not met as of December 31, 2023; therefore, the loan is classified as short-term loan.

The Company’s Chief Executive Officer and director, provided the Mizrahi Facility a personally guarantee in the amount of the outstanding borrowed amount, allowing the New Mizrahi Facility to remain effective.

Panaxia Transaction Update

On February 13, 2023, the Company provided an update on its previously announced transaction with Panaxia Pharmaceutical Industries Israel Ltd., and Panaxia Logistics Ltd., part of the Panaxia Labs Israel Ltd. group of companies (collectively, “Panaxia”). Under the transaction terms, the Company purchased the home-delivery services and an online retail footprint operating under the name “Panaxia-to-the-Home” is Israel, which includes a customer service center, an Israeli medical cannabis distribution with IMC-GDP license, and an online related business together with associated intellectual property (the “Panaxia Transaction”). The consideration payable by the Company under the Panaxia Transaction was NIS 18,700 (approximately $7,200), comprised of $2,900 in cash, payable in two installments, and $4,300 in Common Shares, payable in five installments. To date, the Company preformed four installments as was previously announced on August 9, 2021, September 8, 2021, October 20, 2021, and November 18, 2021, respectively. The Panaxia Transaction included a further option to acquire, for no additional consideration, a pharmacy, including requisite license to dispense and sell medical cannabis to patents (“Panaxia Pharmacy Option”).

The Company and Panaxia reached an agreement to terminate the Panaxia Pharmacy Option on February 13, 2023. In consideration for termination of the Panaxia Pharmacy Option, the Company will not be required to make the fifth installment of $2,619 worth of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and was supposed to receive an agreed compensation amount of $9,464 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

Acquisition of Jerusalem’s Leading Medical Cannabis Pharmacy – Oranim Pharm Update

On March 28, 2022, pursuant to an agreement entered into on December 1, 2021, IMC Holdings completed the acquisition of 51.3% of the outstanding ordinary shares of Oranim Plus, who holds 99.5% of the rights in the partnership (the “Oranim Pharm Partnership”), resulting in IMC Holdings owning 51% of the rights in “Oranim Pharm”, which is one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area (the “Oranim Transaction”). The Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA. The Oranim Transaction was completed for total consideration of NIS 11,940 (approximately $4,600), comprised of NIS 10,404 (approximately $4,000) and NIS 1,536 (approximately $600) in Common Shares issued on closing. In satisfaction of the cash consideration component, NIS 5,202 (approximately $2,000) paid at signing of the definitive agreement and NIS 5,363 were supposed to be paid in several installments throughout 2023 and until February 15, 2024. Through a new amendment signed January 10, 2024, the sixth (6) payment as well as the reconciliation between the parties regarding all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) will incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of IMC Holdings shares (51%) back to the seller, along with the revocation of the transaction.

Based on the Group’s working capital position as of December 31, 2023, management considers the risk of not being able to pay all six installments, potentially resulting in the revocation of the transaction, to be high.

In satisfaction of the share consideration component, the Company issued 251,001 Common Shares at a deemed issue price of US$1.90 per share (approximately $2.37), calculated based on the average closing price of the Common Shares on the Nasdaq for the 14-trading day period immediately preceding March 28, 2022. The Common Shares issued were subject to a staggered three-month lockup commencing on the date of issuance.

Closure of the Focus Facility

On April 6, 2022, the Company announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, in Q2 2022, the Company closed its cultivation facility in Sde Avraham, Israel (the “Focus Facility”) to concentrate on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers. In July 2022, Focus received an IMCA license which allows it to continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies despite the closure of the Focus Facility. To supplement growing demand, the Company plans to continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

Debt Settlement with L5 Capital Inc.

On May 8, 2023, the Company closed a debt settlement transaction (the “Debt Settlement”) with L5 Capital Inc., a company controlled by Marc Lustig, executive chairman and a director of the Company (“L5 Capital”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $839 (approximately US$616) through issuing 492,492 units at a price of US$1.25 per unit. Each unit consisted of one Common Share and one Common Share purchase warrant. Each warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance.

NASDAQ Compliance Notice

To maintain the listing of the Common Shares on the Nasdaq, the Company must comply with Nasdaq’s continued listing requirements which require, amongst other things, that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Requirement”).

On August 1, 2023, the Company received written notification from Nasdaq (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company had until January 29, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement. On January 31, 2024, the Company received an extension a 180-calendar day extension, until July 29, 2024, from Nasdaq staff to regain compliance with the Minimum Share Price Listing Requirements.

Canadian Restructuring

On August 5, 2022, the Company commenced a restructuring plan in Canada through which it is taking a disciplined approach to spending and implementing cost efficiencies (the “Canadian Restructuring”). The Company entered into an agreement to sell all of the issued and outstanding shares of SublimeCulture Inc. (“Sublime”), a wholly owned subsidiary TJAC, on an “as is, where is” basis to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of approximately $100 less working capital adjustments, for a final net purchase price of $89 (the “Sublime Transaction”). The Sublime Transaction included the sale of Sublime’s lease obligation of the approximately 930 square metre cultivation and storage facility and Sublime’s related operations. The Canadian Restructuring also included halting cultivation at the facility operated by Highland in Antigonish, Nova Scotia.

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Company aimed for a leaner organization with a primary focus on achieving profitability in 2023.

The Canadian operations were held through Trichome and being orderly wound-down under CCAA pursuant to an initial order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against Trichome and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

In connection with the CCAA Proceedings, TJAC, as borrower (the “Borrower”), the remaining members of Trichome, as guarantors and Cortland Credit Lending Corporation, as agent for and on behalf of itself and certain lenders (the “DIP Lender”), entered into a debtor-in-possession facility agreement dated November 6, 2022 (as amended, the “DIP Agreement”). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the “DIP Facility”). In accordance with the DIP Agreement, the DIP Facility is to be used during the CCAA Proceedings by the Borrower to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by Trichome to the DIP Lender. The current DIP Lender’s charge approved by the Court is up to the maximum amount of $4,875.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by Trichome to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of Trichome; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between Trichome and L5 Capital dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, Trichome’s business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 Capital informed Trichome that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, Trichome terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale Trichome’s business and assets, including the brands and other intellectual property owned by Trichome.

The Monitor’s Third Report also reported on the financial situation of Trichome advising that due to Trichome’s financial performance and the termination of the Stalking Horse Purchase Agreement, the DIP Lender informed Trichome that the DIP Lender would only fund expenses required for a wind-down of Trichome’s business and as such, Trichome will not have the ability to pay unpaid payables that are not required to be paid in connection with the wind-down. Trichome has advised that it will not purchase additional goods or services without the prior consent of the Monitor.

On March 9, 2023, the Court issued an order extending the Stay until April 21, 2023 in order to allow Trichome to complete the orderly wound-down of its operations.

Pursuant to an order of the Court made on April 6, 2023 in the CCAA Proceedings (the “Reverse Vesting Order”), the Court approved a share purchase agreement (the “Share Purchase Agreement”) dated March 28, 2023 among Trichome, 1000370759 Ontario Inc. (the “Purchaser”), TJAC, Trichome Retail Corp. (“TRC”), MYM Nutraceuticals Inc. (“MYM”), MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). The Purchased Entities and its business and operations were sold to a party that is not related to the Company. Thus, the Company has exited operations in Canada and considers these operations discontinued. The Share Purchase Agreement is solely in respect of the Purchased Entities. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, will not be affected by it.

The Share Purchase Agreement contemplated a reverse vesting transaction pursuant to which Trichome agreed to sell to the Purchaser, and the Purchaser agreed to purchase, all of the issued and outstanding shares in the capital of TJAC and MYM owned by Trichome for a purchase price of $3,375 along with certain deferred consideration. Pursuant to the Share Purchase Agreement and Reverse Vesting Order, the Purchased Entities retained the Purchased Entities’ assets, contracts and liabilities (the “Assumed Liabilities”) specified in the Share Purchase Agreement free and clear of any claims other than the Assumed Liabilities, and all other assets, contracts, and liabilities of the Purchased Assets were transferred to, and assumed by, five newly created corporations being 1000491916 Ontario Inc. ("TJAC Residual Co."), 1000492008 Ontario Inc. ("TRC Residual Co."), 1000491929 Ontario Inc. ("MYM Residual Co."), 1000492005 Ontario Inc. ("MYMB Residual Co.") and 1000492023 Ontario Inc. ("Highland Residual Co.", and collectively with TJAC Residual Co., TRC Residual Co., MYM Residual Co. and MYMB Residual Co., the “Residual Corporations”), the shares of which are owned directly or indirectly by Trichome. The closing of the transactions contemplated by the Share Purchase Agreement occurred on April 6, 2023.

On September 14, 2023, a CCAA termination order was granted upon service on the service list of an executed certificate and the above CCAA Proceedings under the CCAA and Stay was terminated without any further act or formality.

On September 29, 2023, Trichome filed (or was deemed to have filed) an assignment (or bankruptcy order was made against Trichome, and Goldhar & Associates Ltd., was appointed as trustee of the estate of the bankrupt by the official receiver (or the Court). The first meeting of the creditors was held on October 17, 2023.

In the context of the deconsolidation of the Canadian operations, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities, except tax obligations of $839 related to a debt settlement with L5 Capital. The CCAA Proceedings were solely in respect of Trichome. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, were not parties to the CCAA Proceedings. Court materials filed in connection with Trichome’s CCAA Proceedings can be found at: https://www.ksvadvisory.com/insolvency-cases/case/trichome.

Life Offering

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Life Unit”) at a price of US$1.25 per Life Unit for aggregate gross proceeds of US$3,535 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exempt under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Life Unit consisted of one Common Share and one Common Share purchase warrant (each a “Life Warrant”), with each Life Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Life Units under the LIFE Offering at an aggregate subscription price of US$165. The director’s subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director certain consulting services previously rendered by the director to the Company.

In connection with the LIFE Offering, the Company and Odyssey Trust Company entered into a series of warrant indentures on January 30, 2023 (the “First LIFE Warrant Indenture”), February 7, 2023 (the “Second LIFE Warrant Indenture”) and February 16, 2024 (the “Third LIFE Warrant Indenture”) to govern the terms and conditions of the Life Warrants.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 units on a non-brokered private placement basis at a price of US$1.25 per unit for aggregate gross proceeds of US$2,897 (the “Concurrent Offering”). The Concurrent Offering was led by insiders of the Company. The units offered under the Concurrent Offering were sold under similar terms as the Life Offering and were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption. All units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Board Changes

On March 8, 2023, the Company announced its strategic plan to reorganize the Company’s management and operations to strengthen its focus on core activities (the “Restructuring Plan”). As part of the Restructuring Plan, the following positions in the Company’s global leadership team transitioned to highly skilled internal successors:

•	Shai Shemesh, resigned as Chief Financial Officer of the Company and Itay Vago, was appointed as Chief Financial Officer of the Company to fill the vacancy created by Shai Shemesh’s resignation.

•
Rinat Efrima, resigned as Chief Executive Officer of IMC Holdings and Eyal Fisher was appointed as the General Manager of IMC Holdings to fill the vacancy created by Ms. Efrima’s resignation. Mr. Fisher previously held the position of Sales Director of IMC Holdings prior to his appointment as General Manager.

•	Yael Harrosh resigned as Chief Legal and Operations Officer of the Company and Michal Lebovitz was appointed as General Counsel of the Company to fill the vacancy created by Mr. Harrosh’s resignation.

On September 19, 2023, the Company announced the resignation of Itay Vago, the Company’s Chief Financial Officer.

On October 10, 2023, the Company announced that Uri Birenberg was appointed as Chief Financial Officer to fill the vacancy created by Mr. Vago’s resignation.

Loan from ADI

On October 11, 2022, IMC Holdings entered into a loan agreement (the “ADI Agreement”) with A.D.I. Car Alarms Stereo Systems Ltd (“ADI”), to borrow a principal amount of NIS 10,500 (approximately $4,045) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistic Center of Adjupharm. In addition, the Company’s Chief Executive Officer and director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

On October 25, 2023, IMC Holdings and ADI signed an amendment to the ADI Agreement, extending the loan period by an additional 3 months. During this extended period, the interest rate will be 15%, with associated fees and commissions of 3% per annum for application fee and an origination fee of 3% per annum.

On February 26, 2024, IMC Holdings and ADI signed an additional amendment to the ADI Agreement, extending the loan period until April 15, 2024, with the same terms as the first amendment, as specified above.

Launch of BLKMKT™ Brand in Israeli Medical Cannabis Market

On October 12, 2022, the Company and Avant Brands Inc. (“Avant”) announced the signing of an international trademark licensing agreement (the “Licensing Agreement”) granting the Company the exclusive right to launch the BLKMKT™ brand in the Israeli medical cannabis market. Under the terms of the Licensing Agreement, a subsidiary of Avant will license the Company’s premium- cannabis flagship BLKMKT™ brand to an Israeli subsidiary of the Company for use on the Company’s medical cannabis product packaging. All such packaging will contain cannabis cultivated exclusively by Avant and sold to the Company’s affiliates. The integration of unique and exclusive varieties of the high-quality BLKMKT™ brand into the Company’s current premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between the Avant and the Company over the past two years. The Licensing Agreement signals the Company’s commitment to implementing a premium strategy and acts as another step to establish the Company’s leadership of the ultra-premium segment in Israel.

In Q4 2023, the Company relaunched two additional products under the BLKMKT™ brand, which included “JEALOUSY” and “BACIO GLTO”. For more information, please see the section entitled “B. Business Overview”.

35 Oak Holdings Ltd – Statement of Complaint

On November 17, 2023, the Company received a copy of a Statement of Claim that was filed in the Ontario Superior Court of Justice in Canada by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the "MYM Shareholder Plaintiffs") against the Company and its board of directors, Board and officers, (collectively, the "MYM Defendants").

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to the Company's transaction with MYM in 2021. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

The Company has reviewed the complaint and believes that the allegations are without merit.

The Company, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim (the "Motion") The Motion has not been scheduled by the court.

At this time, the Company's management is of the view that the Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

The Company plans to vigorously defend itself against the allegations. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

Annual General and Special Meeting

On December 6, 2023, the Company held an annual and special meeting where shareholders approved fixing the number of directors of the Company at five, elected the directors for the ensuing year and re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Tel Aviv, Israel (PCAOB ID 1281) (“Kost Forer”) as auditor of the Company.

Loan to Telecana

On November 29, 2022, the Company’s subsidiary, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and the sole shareholder of Telecana, whereby IMC Holdings loaned NIS 1,545 (approximately $605) to Telecana according to the following advance schedule: NIS 45 on January 15, 2023 (approximately C$18); NIS 250 on January 31, 2023 (approximately C$98); NIS$500 (approximately C$196) on February 28, 2023; NIS 500 (approximately C$196) on April 5, 2023; and NIS 250 (approximately C$98) on May 5, 2023. Telecana opened a pharmacy and obtained from the IMCA a license to dispense medical cannabis products. Pursuant to the Telecana Loan Agreement, subject to IMCA approval, the loan can be converted into 51% of the share capital of Telecana, with such conversion to occur at the earlier: (i) upon receipt of a preliminary license from the IMCA; and (ii) at any time at the sole discretion of IMC Holdings. As of the date of this Annual Report, notwithstanding that Telecana has received such preliminary license, the parties are in the process of obtaining IMCA approval to complete the conversion.

Medical Cannabis Reform

On December 8, 2023. the Company announced a 3-month delay of the anticipated medical cannabis reform announced by the Israeli ministry of health on August 7, 2023. Due to the Israel-Hamas war, the anticipated implementation of the medical cannabis regulatory reform, originally scheduled for December 29, 2023, was postponed by three months. The new regulations were designed to alleviate many of the stringent restrictions in the sector, thereby enhancing access to medical cannabis for patients. In addition to the regulatory reform, the Medical Cannabis Unit of the Ministry of Health released a new report that shows, among other statistics, data on the number of patients obtaining medical cannabis licenses. There was a notable surge in the number of new medical cannabis patients in November 2023, with 3,254 new patients receiving licenses, the largest increase in new patients per month since 2021.

Planning and Construction Legal Proceedings

On December 28, 2023, a settlement was reached in the Planning and Construction Legal Proceedings against Focus. As previously disclosed in the Company’s annual information form dated April 26, 2021, and the press release dated July 13, 2021, as well as in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2022, certain allegations were made against Focus regarding inadequate permitting for construction at its cultivation facility. The settlement involved Focus, Oren Shuster, Refael Gabay, Yaron Berger, the former Chief Executive Officer of Focus, along with the three landowners on whose property Focus operated the cultivation facility. The settlement resulted in the dismissal of all criminal charges against the individual defendants, with only Focus being charged. Focus received a monetary fine of approximately C$129 (NIS 350), payable in 10 installments. After a long legal process since the indictment, Focus has destroyed all the buildings that didn’t have the construction permits, closed the cultivation facility in Sdei Avraham in June 2022, ceased with its cultivation operation and now focusing on import and sales operations. Currently, the Company's management do not anticipate a material impact on the licensing or normal course of operations for Focus due to the indictment and the settlement that has been achieved.

EVENTS FOLLOWING THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

Acquisition of Jerusalem’s Leading Medical Cannabis Pharmacy – Oranim Pharm Update

On January 12, 2024, the Company announced that the final sixth payment of the Oranim Pharmacy Acquisition and the reconciliation between the parties regarding the remaining transaction payments are being rescheduled to April 15, 2024.

Through the transaction, completed on March 28, 2022, IMC Holdings Ltd. acquired 51% of the rights in Oranim Pharm Partnership through the acquisition of Oranim Plus. As part of the transaction consideration, NIS 5,363K or 1,930K CAD were supposed to be paid in six installments throughout 2023, with the final payment due February 15, 2024.

Through a new amendment signed January 10, 2024, the sixth (6) payment as well as the reconciliation between the parties regarding all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) will incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of IMC Holdings Ltd. shares (51%) back to the seller, along with the revocation of the transaction.

NASDAQ Compliance Notice Update

On January 31, 2024, the Company received an extension a 180-calendar day extension, until July 29, 2024, from Nasdaq staff to regain compliance with the Minimum Share Price Listing Requirements (the “Extension”). As at the date of this Annual Report, the Company continues to monitor the closing bid price of its Common Shares and plans to pursue available options to regain compliance with the Minimum Share Price Listing Requirement, including potentially pursuing a reverse stock split. If the Company authorizes a reverse stock split, it will plan to effectuate the split no later than ten business days prior to the end of the Extension.

Potential Reverse Merger with Kadimastem

On February 28, 2024, the Company announced that it had entered into a non-binding term sheet dated February 13, 2024, as amended (the “Kadimastem Term Sheet”), and the Loan Agreement (as defined below), with IMC Holdings, with Israel-based Kadimastem Ltd., a clinical cell therapy public company traded on the Tel Aviv stock exchange under the symbol (TASE: KDST) (“Kadimastem”), whereby the parties will complete a business combination that will constitute a reverse merger into the Company by Kadimastem (the “Proposed Transaction”).

The Proposed Transaction is expected to be completed by way of a plan of arrangement, involving a newly created wholly-owned subsidiary of the Company and Kadimastem (the “Arrangement”). The resulting issuer that will exist upon completion of the Proposed Transaction (the “Resulting Issuer”) will change its business from medical cannabis to biotechnology and, at the closing of the Proposed Transactions (the "Closing"), Kadimastem shareholders will hold 88% of the common shares of the Resulting Issuer (the “Resulting Issuer Shares”) and the shareholders of the Company will hold 12% of the Resulting Issuer Share. The parties may agree, in the definitive agreement, on a different structure of equity in lieu of the warrants (as described below) with a similar result. The Proposed Transaction is an arm’s length transaction.

Prior to Closing, the Company’ss existing medical cannabis operation and other current activities in Israel and Germany (the "Legacy Business") will be restructured (the “Spin-Out”) as a contingent value right (the "CVR"). The CVR will entitle the holders thereof to receive net cash, equity, or other net value upon the sale of the Legacy Business following the Closing, subject to the terms of the Loan Agreement.

To facilitate the sale of the Legacy Business, a special committee of the Board was formed, which will oversee the potential sale in collaboration with legal and financial advisors.

The Legacy Business will be made available for potential sale to a third party for a period of up to 12 months from Closing (the "Record Date"). After the Record Date, any remaining Legacy Business in the CVR will be offered for sale through a tender process, subject to the terms of the best offer. The proceeds from the sale of the Legacy Business will be utilized to settle debts and distribute the remaining balance, if any, to CVR holders.

As a condition of Closing, Kadimastem will have approximately US$5,000 in gross funds, at Closing including capital raised concurrently with the completion of the Proposed Transaction from existing shareholders and additional investors.

In addition to the foregoing, subject to compliance with applicable law, the Company shall grant shareholders of the Company as of Closing, with warrant(s) equal their pro rata portion, of 2% of the Resulting Issuer’s issued and outstanding common share capital (the "IMC Shares") prior to the Closing Date (in the aggregate), with an exercise price per share equal to the 10 day volume-weighted average price of the Resulting Issuer’s shares calculated on the Nasdaq, ending 2 trading days prior to Closing, the warrants will be for a period of 24 months following Closing.

In accordance with the terms of the Proposed Transaction, the holders of the issued and outstanding shares in the capital of Kadimastem (the “Kadimastem Shares”) will be issued such number of IMC Shares in exchange for every one Kadimastem Share held immediately prior to the completion of the Proposed Transaction that reflects the ratio outlined above (the “Exchange Ratio”). Outstanding convertible securities of Kadimastem (the “Kadimastem Convertible Securities”) will be treated through customary mechanics as shall be determined in the definitive agreement, which may include, the assumption of the Kadimastem Convertible Securities by the Company subject to customary adjustments to reflect the Exchange Ratio and exercise price.

Pursuant to the terms of the Kadimastem Term Sheet, a loan agreement dated February 28, 2024 (the "Loan Agreement") was entered between IMC Holdings and Kadimastem. Pursuant to the Loan Agreement, Kadimastem will provide a loan of up to US$650 to the IMC Holdings, funded in two installments: US$300 upon signing the Loan Agreement and US$350 upon the execution of the definitive agreement regarding the Proposed Transaction (the "Kadimastem Loan").

The Kadimastem Loan accrues interest at a rate of 9.00% per annum, compounding annually and is secured by the following collaterals and guarantees: (a) 10% of the proceeds derived from any operation sale under the CVR (“Charged Rights”), limited to the outstanding Loan Amount and expenses according to the Loan Agreement, accordingly IMC Holdings may, at its sole discretion, to record a second-ranked fixed charge  over the Charged Rights or, alternatively, in case the existing pledges over the Charged Rights at the date of signing the Loan Agreement are subsequently discharged or removed, then the Borrower shall promptly record a first-ranking fixed charge over the Charged Assets with all applicable public records; provided that IMC Holdings shall not impose any new lien, mortgage, charge or pledge over the Charged Rights that did not exist on the date hereof, or any other liens, subject to customary exclusions; (b) IMC Holdings shall use its best efforts to record a first-ranking fixed charge over the assets of its subsidiary, A.R Yarok Pharm Ltd, in due course when applicable and as deemed appropriate; and (c) a personal guarantee by Mr. Oren Shuster, the Company’s Chief Executive Officer.

Prior to the completion of the Proposed Transaction, the Company will call a meeting of its shareholders for the purpose of approving, among other matters:

•	approve the Proposed Transaction;

•	approve the Spin-Out;

•	a change of name of the Company as directed by Kadimastem and acceptable to the applicable regulatory authorities effective upon Closing; and

•	reconstitution of the Board.

Upon closing of the Proposed Transaction, all of IMC’s current directors and executive officers will resign and the board of directors of the Resulting Issuer will, subject to the approval of governing regulatory bodies, consist of nominees of Kadimastem. All of the executive officers shall be replaced by nominees of Kadimastem, all in a manner that complies with the requirements of governing regulatory bodies and applicable securities and corporate laws.

Details of insiders and proposed directors and officers of the Resulting Issuer will be disclosed in a further news release.

The completion of the Proposed Transaction is subject to a number of conditions, including but not limited to the following:

•	the execution of a definitive agreement;

•	completion of mutually satisfactory due diligence;

•	completion of the share consolidation; and

•
receipt of all required regulatory, corporate and third party approvals, including approvals by governing regulatory bodies, the shareholders of IMC and Kadimastem, applicable Israeli governmental authorities, and the fulfilment of all applicable regulatory requirements and conditions necessary to complete the Proposed Transaction.

The parties are committed to seeking a successful completion of the Proposed Transaction as soon as practicable, but there can be no absolute certainty that the Proposed Transaction will take place.

ADI Loan Update

On February 26, 2024, IMC Holdings and ADI signed an additional amendment to the ADI Agreement, extending the loan period until April 15, 2024, with the same terms as the first amendment, as specified above.

Option to re-acquire the sold interest in Focus

On November 30, 2023, IMC Holdings exercised its option to purchase the 74% interest in Focus, held by Oren Shuster and Rafael Gabay by submitting a request to the IMCA, which approved the transaction on February 25, 2024.

B.          Business Overview

IM Cannabis is an international cannabis company that is currently focused on providing premium cannabis products to medical patients in Israel and Germany, two of the world’s largest federally legal cannabis markets. Previously, the Company was also actively servicing adult-use recreational consumers in Canada, however these operations were discontinued. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

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

The Company entered additional segments of the medical cannabis value chain in Israel, namely the distribution and retail segments. The Company, through IMC Holdings, acquired three licensed pharmacies in 2022, the Israeli Pharmacies, each selling medical cannabis products to patients: (i) Oranim Plus, Israel’s largest pharmacy in Jerusalem and one of the largest in Israel, (ii) Vironna, a leading pharmacy in the Arab sector, and (iii) Pharm Yarok, the largest pharmacy in the Sharon plain area and the biggest call center in the country.

As Part of the Panaxia Transaction, the Company acquired home-delivery services and an online retail footprint, operating under the name “Panaxia-to-the-Home”, which includes a customer service center and an Israeli medical cannabis distribution licensed center.

The entrance into the new segments in Israel position the Company as a large distributor of medical cannabis in Israel. We are strategically focused on establishing and reinforcing a direct connection with medical cannabis patients, providing direct access to the Company’s products, obtaining and leveraging market data and gaining a deeper understanding of consumer preferences. The acquisition of the Israeli Pharmacies allowed the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call center and online operations, achieves higher margins on direct sales to patient and creates the opportunity for up-sales across a growing range of products.

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. We continue to lay our foundation in Germany. Leveraging our global supply chain, the Company continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is to import dried cannabis from its supply partners, which we believe will satisfy the rapid growth in demand for high-THC cannabis across a variety of strains and qualities. In addition, Adjupharm sells cannabis extracts to meet the existing demand in the German market.

In the Company’s view, the strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, will establish a competitive advantage in Germany ahead of proposals for the legalization of recreational cannabis. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favorable demographics and customer preferences.

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

In Canada, on November 7, 2022, the Company announced that it is pivoting its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany, while also commencing its exit from the Canadian cannabis market. The Canadian operations were wound-down under the CCAA under the supervision of the Court. The CCAA Proceedings afford Trichome the stability and flexibility required to orderly wind-down its business and operations.

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

The Craft Collection – The IMC brand’s super-premium product line with indoor-grown, hang-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Cherry Crasher, Peanut Butter MAC and Watermelon Zkittlez. During the year ended December 31, 2023, the Company was selling products under the Craft Collection, however, in Q4 2023, the Craft Collection was temporarily unavailable for sale by the Company and as a result, the Company did not generate any sales under the Craft Collection brand during that time. The Company has since relaunched sales under the Craft Collection.
The Top-Shelf Collection – IMC’s premium product line, which offers indoor-grown, high-THC cannabis flowers with strains such as Lemon Rocket, Diesel Drift, Tropicana Gold, Lucy Dreamz, Santa Cruz, Or’enoz, and Banjo. Inspired by the 1970’s cannabis culture in America, the Top-Shelf Collection targets the growing segment of medical patients who are cannabis culture enthusiasts.

The Signature Collection – The IMC brand’s high-quality product line with greenhouse-grown or indoor grown, high-THC cannabis flowers. The Signature Collection currently includes well known cannabis dried flowers such as Roma®, Chemchew, Karmalada, Rockabye, Silver haze, all an indoor-grown flowers.

imc
Karma Lada
Net Weight
For use by inhalation
T20 / C4
SATIVA
THC RICH
Medical Cannabis Inflorescences
IMC Medical Grade
imc
ChemChew
For use by inhalation
זן מקור:
CHEM COOKIES
T20 / C4
INDICA
THC RICH
Medical Cannabis Inflorescences
IMC Medical Grade
imc
Rockabye
For use by inhalation
זן מקור:
ROCKSTAR
T20 / C4
INDICA
THC RICH
Medical Cannabis Inflorescences
IMC Medical Grade
imc
Sydney
For use by inhalation
T3 / C15
HYBRID
CBD RICH
Medical Cannabis Inflorescences
IMC Medical Grade
imc
Roma
Net Weight
T20 / C4
INDICA
THC RICH
Medical Cannabis Inflorescences
IMC Medical Grade
imc
Silver Haze
For use by inhalation
T20 / C4
SATIVA
THC RICH
Medical Cannabis Inflorescences
IMC Medical Grade

imc
Roma
T20 / C4
imc
London
T15 / C3
imc
Tel Aviv
T20 / C4
imc
Dairy Queen
T15 / C3
imc
Berlin
T20 / C4
imc
Sydney
T3 / C15
imc
Strawnana
T20 / C4

The Full Spectrum Extracts – The IMC brand’s full spectrum, strain-specific cannabis extracts, including high-THC Roma®T20 oil. As part of the recent rebranding the Company expanded its Roma® product portfolio also oils. IMC’s Roma® strain is high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

The WAGNERS™ brand launched in Israel in Q1 2022, with premium indoor-grown cannabis imported from Canada. The WAGNERS™ brand was the first international premium, indoor-grown brand introduced to the Israel cannabis market, at a competitive price point. The WAGNERS™ brand includes Cherry Jam re-launched in Q3 2023, Pink Bubba, Golden Ghost, Tiki Rain, Forest Crunch and Silverback #4.

BLKMKT™, the Company’s second Canadian brand, super premium product line with indoor grown, hand-dried and hand-trimmed high-THC cannabis flowers. The BLKMKT™ includes JEALOUSY, BACIO GLTO, PNPL P, PARK FIRE OG, UPSIDE DOWN C. In Q4 2023, the Company relaunched JEALOUSY and BACIO GLTO.

LOT420 brand launched in Israel in Q2 2023, with super-premium indoor-grown cannabis imported from Canada with high-THC. The LOT420 includes ICY C, GLTO 33, Atomic APP and as of Q3 2023 also Glto 33 and Xeno. The Company ceased selling Atomic APP.

The PICO collection (minis) – Under the BLKMT and LOT420 brands, the Company launched in 2023 a new type of products (small flowers), a super-premium indoor-grown cannabis imported from Canada with high-THC. In Q4 2023, the Company re-launched PICO JEALOUSY #1 and PICO BACIO GLTO #4 T20i. In addition, the Company launched in Q4 2023, a new cannabis strain called Pico Upside Down #05 T20H.

German Medical Cannabis Business

In Germany, the company sells IMC-branded dried flower products and full spectrum extracts. The medical cannabis products are branded generically as IMC to increase the brand awareness and build brand heritage among the German healthcare professionals.

After launching the first high THC strain in 2020, the portfolio has been carefully curated to include 5 high THC flowers, 1 high CBD flower and 3 full spectrum extracts with the goal of providing German physicians and patients with a more complete portfolio.

In Q2 2022 the Company’s IMC Hindu Kush strain was the top selling T20 in the market.  Since 2023, the Company has been number one in sales per SKU within the entire German flower market.  In July 2021, the Company was recognized by the German Brand Institute with the “German Brand Award 2021,” recognizing its excellence in brand strategy, creation, communication and integrated.  The Company is the sixth largest cannabis company in Germany. The Group’s competitive advantage in Germany lies in its track record, experience and brand reputation in Israel, as well as the proprietary data supporting the potential effectiveness of medical cannabis for the treatment of a variety of conditions.

IMC CANNABISBLÜTEN
SORTE: C01
High CBD, Hybrid
30 g
imc
IMC CANNABISBLÜTEN
SORTE: T01
High THC, Indica
30 g
imc
IMC CANNABISBLÜTEN
SORTE: T03
High THC, Indica
30 g
imc
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
10:10 B100
Eingestellter Cannabisextrakt
DAB 2020
BALANCED, SORTE: B100
THC
CBD
Inhalt: 30 ml
IMC CANNABIS
10:10 B100
imc
INTERNATIONAL MEDICAL CANNABIS
IMC CANNABISEXTRAKT
25:1 T100
Eingestellter Cannabisextrakt
DAB 2020
HIGH THC, SORTE: T100
THC
CBD
Inhalt: 30 ml
IMC CANNABIS
25:1 T100

New Product Offerings

Between our various geographies, the strategy for new products varies given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

imc
Alien SinMint Cookies
T20/C4
imc
Peanut Butter MAC
T20/C4
imc
Cherry Punch
T20/C4
imc
Wedding Crasher
T20/C4
imc
Cherry Crasher
T20/C4
imc
WaterMelon Zkittlez
T20/C4

Brand Updates

In Q4 2023, the Company relaunched strains in Israel, namely the “BLKMKT JEALOUSY”, “BACIO GLTO BLKMKT”, “PICO JEALOUSY #1” and “PICO BACIO GLTO#4”. Additionally, a new cannabis strain called “Pico Upside Down #05 was introduced.

Revenue

The following table shows the sales figures in thousands of dollars for each category of products that accounted for 15% or more of the total consolidated revenue of the Company for the financial years ended December 31, 2023, 2022 and 2021, derived from (a) sales to entities in which the Company maintains an investment accounted for by the equity method; (b) sales to customers, other than those referred to in (a); and (c) sales or transfers to controlling shareholders.

Revenues from Continuing operations - By Product Type
Financial Year	Medical Cannabis Products	Adult-Use Recreational Cannabis Products	Other Products	Total
2023	$44,246	-	$4,559	$48,804
2022	$48,384	-	$5,951	$54,335
2021	$26,449	-	$7,604	$34,053

Production, Distribution and Sales in Principal Markets

Israel

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

The Company is also operating in the retail segment. The Company, through IMC Holdings, holds three licensed pharmacies, each selling medical cannabis products to patients: (i) Oranim Plus, Israel’s largest pharmacy in Jerusalem and one of the largest in Israel, (ii) Vironna, a leading pharmacy in the Arab sector, and (iii) Pharm Yarok, the largest pharmacy in the Sharon plain area and the biggest call center in the country.

The Company has also acquired home-delivery services and an online retail footprint, operating under the name “Panaxia-to-the-Home”, which includes a customer service center and an Israeli medical cannabis distribution licensed center. On June 30, 2023, IMC Pharma, the entity responsible for operating the trading house that was acquired within the Panaxia Transaction, ceased its operations at the aforementioned licensed center located in Lod, Israel. Consequently, the Company transitioned the operation that was conducted through IMC Pharma to third-party entities and to its own trading house currently being operated by Rosen High Way and there are no material obligations remained open following closure of the trading house.

The operation in the retail segment in Israel positions IM Cannabis as a large distributor of medical cannabis in Israel. We are strategically focused on establishing and reinforcing a direct connection with medical cannabis patients, providing direct access to IM Cannabis products, obtaining and leveraging market data and gaining a deeper understanding of consumer preferences. The operation of the Israeli Pharmacies allows the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call center and online operations, achieves higher margins on direct sales to patient and creates the opportunity for up-sales across a growing range of products.

Europe

In Europe, the Company operates in Germany through Adjupharm, its German subsidiary and EU-GMP certified medical cannabis producer and distributor. We continue to lay our foundation in Germany. Leveraging our global supply chain, IM Cannabis continues to focus on growing its business in Germany to be well-positioned through brand recognition in preparation for future regulatory reforms.

Similar to Israel, the Company’s focus in Germany is to import premium dried cannabis from its supply partners, which we believe will satisfy the rapid growth in demand for high-THC premium cannabis across a variety of strains and qualities. In addition, Adjupharm sells cannabis extracts to meet the existing demand in the German market.

In the Company’s view, the strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, will establish a competitive advantage in Germany ahead of proposals for the legalization of recreational cannabis. This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favorable demographics and customer preferences.

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

“IMC” is a registered trade name and trademark valid in Israel through May 2027, in Germany and in Portugal through the World Intellectual Property Organization through November 2027. In Canada, the Company applied for registration of the IMC name for use in connection with various food supplements, vitamins, minerals and proteins and is awaiting a response to its submissions. As of the date of this Annual Report, the pending trademark application has been examined by Canada Patent and Trademark Office. The opposition period ended on March 19, 2022 and the trademark was registered on September 26, 2022.

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

Israel

In Israel, cannabis is currently defined as a “dangerous drug” according to the Dangerous Drugs Ordinance (“DDO”) and the 1961 Single Convention on Narcotic Drugs (“Narcotics Convention”), to which Israel is a signatory. However, both the DDO and Narcotics Convention allow for the use of cannabis for medical or research purposes under a supervised and controlled regime. The competent regulatory authority in Israel in all matters concerning the oversight, control and regulation of cannabis for medical production, consumption, and research in Israel is the IMCA, established by Government Res. No. 3069. The production, distribution and consumption of adult-use recreational cannabis products is currently illegal in Israel.

Patient Medical Consumption

The use of cannabis is allowed for patients and for medical purposes, in respect of certain medical conditions, under a special approval of the MOH. Procedure 106 of the IMCA sets out a list of medical conditions that are allowed to be treated with medical cannabis products. Such authorized medical conditions are examined and updated from time to time, and include, among others, cancer, pain, nausea, seizures, muscle spasms, epilepsy, Tourette syndrome, multiple sclerosis, amyotrophic lateral sclerosis, and post-traumatic stress disorder.

Licensing and Authorization for Commercial Activities in the Medical Cannabis Field

In December 2017, the IMCA issued regulations that standardized the licensing process for any cannabis related activity (the “Road Map”). Pursuant to the Road Map, each operation in the medical cannabis field, including the propagation, cultivation, products manufacturing, storage and distribution to licensed pharmacies, and distribution from licensed pharmacies to licensed patients, requires compliance with the provisions of applicable laws, including the procurement of an appropriate license under the DDO from the IMCA and the maintenance of such license in good standing. Cannabis licenses may not be transferred, exchanged or assigned without the prior approval of the IMCA. The licenses are valid for a period of up to 3 years and can be renewed with the approval of the IMCA only.

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

In October 2020, the IMCA issued an updated procedure, titled “Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research” (“Procedure 109”), describing the application requirements for cannabis import licenses for medical and research purposes. Therefore, each import of medical cannabis is to be approved by the IMCA issuing a specific import permit for each imported shipment, rather than a general license for import. An application for import of medical cannabis can be submitted by an entity licensed by the IMCA for the conduct of medical cannabis related activity. The Israeli government approved the export of pharmaceutical-grade cannabis and cannabis-based products on January 27, 2019, and in December 2020, the IMCA published guidelines for the medical cannabis export permit application process.

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

Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis

In August 2022, the MOH published a draft outline of the transition reform from licenses to prescriptions for medical treatment of cannabis (the “Proposed Outline”). On June 13, 2023, the health committee of the Knesset approved The Dangerous Drugs Regulations (Amendment), 2023 (hereinafter referred to as the "Regulations Amendment"), which entail a model change from issuing licenses to prescriptions permits following the publication of the Proposed Outline. The Regulations Amendment allows accessibility and significant bureaucratic relief for patients. The purpose of the new prescription model is to enable qualified specialist doctors (excluding general practitioner, family physician, internal physician and pediatrician) to write prescriptions for medical cannabis for patients under the supervision of health care providers (widely known as Kupat Holim), without requiring a usage license from the Ministry of Health.

The main changes in the Regulations Amendment are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions, and not in the form of licenses from the MOH as the current framework requires; (iii) cannabis products can be sold in any pharmacy, and not only in pharmacies that have received a special permit from the IMCA and a license from the MOH. The Regulations Amendment will come into effect within 180 days from the date of their publication. To the best of the Company's knowledge, the indications approved as part of the Regulations Amendment encompass various conditions, such as oncological diseases, active inflammatory bowel disease, AIDS, Multiple Sclerosis, Parkinson's disease, Tourette syndrome, epilepsy, autism, and dementia.

On December 8, 2023, the Company announced a 3-month delay of the anticipated medical cannabis reform announced by the Israeli ministry of health on August 7, 2023. Due to the Israel-Hamas war, the anticipated implementation of the medical cannabis regulatory reform, originally scheduled for December 29, 2023, has been postponed by three months. The new regulations were designed to alleviate many of the stringent restrictions in the sector, thereby enhancing access to medical cannabis for patients.

“Anti-Dumping” investigation into cannabis imports from Canada

A notice on the Israeli Government’s website dated January 18, 2024, was addressed to 10 different Canadian cannabis producers: Village Farms International, Organigram Holdings, Tilray Canada, Hexo Corp (owned by Tilray), The Green Organic Dutchman, Canopy Growth Corporation, SNDL Inc., Cronos Group, Auxly Cannabis Group, Decibel Cannabis, and all the medical cannabis manufacturers in Canada who export their goods to Israel.

The Commissioner for Trade Levies at the Ministry of Economy and Industry, announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export import of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry and a causal link between the imported imports and said damage. The notice also included a letter sent to Michael Mancini, the Chief Commercial Counselor with the Embassy of Canada, informing them of the investigation, dated January 15, 2024.The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the "Anti-Dumping" investigation.

Further to several requests received from the parties and in accordance with section 27(b) of the Law on Trade Levies and Defense Measures, 1991 which states that "The Commissioner may, for special reasons that shall be recorded, extend the period specified in subsection (a) by an additional period that shall not exceed 30 days." (the emphasis is not in the original), the Commissioner decided that special conditions exist for extending the deadline for the submission of the required materials as part of the investigation into the export of medical cannabis to Israel from Canada for 10 days until March 10, 2024, Due to constraints presented by the parties following the "Iron Swords" war, mainly significant delays in the preparation of the materials due to the absence of many workers as part of the extensive recruitment in Israel for the reserve service at this time and due to the unique complexity of the Israeli cannabis market where many players are required to submit data both as producers and importer. The Company has submitted the relevant questionnaires regarding its subsidiaries Focus and IMC Pharma, which are included in the investigation and for its subsidiary Rosen High Way.

Germany

On March 10, 2017, the German federal government enacted bill Bundestag-Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the updated legislation, cannabis is listed in Annex 3 to BtMG as a “marketable narcotic suitable for prescription”. Legalization in Germany applies only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements, while operations involving adult-use recreational cannabis products remain illegal. Nevertheless, current German government has declared in the coalition agreement its intention to open up the German market also in the adult-use recreational market. In October 2022, a key points paper on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general is also discussed, published by the cabinet, which is to be submitted to the European Union Commission for a preliminary legal examination. In this respect, the Federal Government intends to issue a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage, and to submit a draft law to the European Union Commission within the framework of a notification. After a long political debate, the German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/8704, BT Drs. 20/8763, BT-Drs. 20/10426) on Friday, 23 February 2024. The draft passed the German Bundesrat on Friday, 22 March 2024, and will then essentially come into force on 1 April 2024 in accordance with Art. 15 of the draft. Some components of Article 1 of the draft, which deals with so-called consumer cannabis, will not come into force until later (according to Art. 15 para. 2 of the draft, for example, not until 1 July 2024). This also has direct consequences for medicinal cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the draft. With the entry into force of the draft law, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG. The definition in Annex 3 of the BtMG will be replaced by that in Section 2 MedCanG: "Cannabis for medical purposes: plants, flowers and other parts of plants belonging to the genus Cannabis that are grown for medical purposes under state control in accordance with Articles 23 and 28(1) of the Single Convention on Narcotic Drugs of 1961 of 30 March 1961 (Federal Law Gazette 1973 II p. 1354), as well as delta-9-tetrahydrocannabinol including dronabinol and preparations of all the aforementioned substances". However, the narcotics regulations will be replaced by comparable regulations and authorisations. The Federal Institute for Drugs and Medical Devices (BfArM) will remain responsible for the latter as a higher federal authority. From a regulatory perspective, medicinal cannabis will remain a medicinal product or an active pharmaceutical ingredient even after the amendment of the law, meaning that the requirements under medicinal product law will remain in place. As a result, the marketing of irradiated products will continue to require a marketing authorisation in accordance with the Ordinance on Medicinal Products Treated with Radioactive or Ionising Radiation (AMRadV). Only the narcotics license pursuant to Section 3 BtMG will be replaced by a new licence pursuant to the Medicinal Cannabis Act (MedCanG) (see Section 1), which, however, largely corresponds to the previous provisions of the BTMG with regard to the application process and general regulations. However, there are the following differences that are new due to the entry into force: Medicinal cannabis no longer has to be stored and transported like a narcotic.

Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Currently, there are only (non-harmonised) national pharmacopoeial monographs for cannabis flowers (e.g. in the German Pharmacopoeia (Deutsches Arzneibuch (DAB)) and cannabis extracts (DAB) in the EU. The Committee on Herbal Medicinal Products (HMPC) as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), further European Pharmacopoeia (Ph. Eur.) Cannabis monographs are in preparation.

The European Pharmacopoeia (Ph. Eur.) Suppl. 11.5 is currently available and contains the new Ph. Eur. Monograph on cannabis flowers and the new Ph. Eur. Monograph on Cannabidiol (CBD). According to the current status, the Ph. Eur. Monograph on Cannabis Flowers will replace the currently existing national monographs (NL, DK, D and CH) from the official implementation date (1 July 2024). However, there are various authorities that only want to refer to this monograph from the official translation into German in Germany. The new monograph on cannabis flowers includes Starting materials for the production of extracts, medicinal products that can be prescribed as such (= herbal medicinal products) that are taken by patients by inhalation or oral administration. There are not entirely irrelevant changes compared to the German monograph.

All BtMG permit applications must specify the strains and estimated quantities of medical cannabis involved and any subsequent changes must be reported to the Federal Opium Agency of Germany. The same applies with regard to Sections 7, 8 MedCanG in relation to the future authorisation to trade in medicinal cannabis, although it is now apparent that no expected annual quantities are to be specified. However, it can be assumed that the BfArM will nevertheless enquire about these due to the (albeit somewhat reduced compared to the BtMG) reporting obligations in Sections 16 and 17 MedCanG and the Foreign Narcotics Trade Regulation, which remains applicable (see Section 14 MedCanG).

Unlike cannabis, CBD is not subject to German narcotics laws, unless it is synthetic CBD that has been included as a substance that can be prescribed and marketed in Annex 3 of the BtMG, which may or may not be subject to German drug laws depending on its use and dosage. Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. However, a distinction must be made between consumable products that naturally contain CBD and those that are infused with CBD extract; the European Commission considers the latter to be a type of “food” and has recently indicated that all current novel food applications have at least insufficient data on safety and therefore none of the applications can currently lead to approval. In light of the above, various products containing CBD can be found in the German market. There are currently various court decisions that problematize CBD in food (specifically food supplements) and in cosmetics (specifically, mouth oil). On the one hand, CBD is regarded as a medicinal substance and/or as a novel food subject to authorization and therefore unsuitable for use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case.

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Cannabis Agency to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulates pricing of German-produced medical cannabis products and serves as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products. The Cannabis Agency would serve as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany cultivate on behalf of the Cannabis Agency of the BfArM. Each license permitted the holder to grow up to 200kg per year for total production of 2,600kg per year collectively from the 13 cultivation lots and 10,400kg over the four-year license period. In July 2021, the BfArM launched the state sale of cannabis grown in Germany. Since then, pharmacies have been able to purchase medical cannabis in pharmaceutical drug quality for the supply of patients from the BfArM via the portal www.cannabisagentur.de. The sale from the BfArM to pharmacies is at a price of 5.80 euros per gram.

The Cannabis Agency has no influence on the actual retail price of medical cannabis products and is not responsible for the import of medical cannabis products and will therefore neither purchase nor distribute imported medical cannabis products. As a wholesaler, the Cannabis Agency sells German-based medical cannabis products in its own name. The previously time-consuming tendering and awarding of contracts for the domestic cultivation of cannabis for medical purposes by the Cannabis Agency and the subsequent purchase and distribution of the domestic harvest yields by the Cannabis Agency from the economic operators determined in the course of the tendering procedure will no longer be necessary in future, due to the entry into force of the MedCanG.

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

Dispensing Exclusively via Pharmacies

Medical cannabis products imported pursuant to an import license under the BtMG (and future MedCanG) and AMG/BtMG (and future MedCanG) permits are sold exclusively to wholesalers and pharmacies. Only the pharmacies are authorised for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance to a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “floss”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

No U.S. Cannabis-Related Activities

The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities.

Economic Dependence

In Israel, the Company is substantially dependent on several categories of commercial agreements to ensure the continuity of its operations and maintain its revenues, including:

•
The intellectual property agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus (the “IP Agreement”) and the Services Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus (the “Services Agreement” and together with the IP Agreement, the “Commercial Agreements”), whereby IMC Holdings derives economic benefit from Focus and whereby Focus (i) uses the IMC brand on an exclusive basis for the sale of cannabis products; and (ii) engages IMC Holdings to provide certain management and consulting services. As a result of the Company’s commercial relationship with Focus, it is dependent on Focus maintaining its licenses, as well as any ancillary licenses required to carry on its operations in the Israeli medical cannabis industry.

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

In Germany, Adjupharm is substantially dependent on the supply, sales and distribution agreements with suppliers, German distributors, and pharmacies. Any failure to maintain the Adjupharm License in good standing could have a material adverse effect on the Group. For additional information on potential risks arising from the Company’s dependence on Adjupharm’s operations, see “Risk Factors” above.

C.          Organizational Structure

The following chart illustrates our subsidiaries:

IM Cannabis Corp.
100%
100%
IM Cannabis Holding NL B.V Netherlands
I.M.C. Holdings Ltd. 515778348 Israel
(Exclusive Commercial agreements)
74%
Focus Medical Herbs Ltd. 514402056 Israel
90.02%
Adjupharm GmbH Germany
25%
Shiran Societe Anonyme Joint Venture Greece
23.3%
Xinteza API Ltd. Israel
100%
I.M.C. Farms Israel Ltd. 515918936 Israel
100%
I.M.C. Pharma Israel Ltd. 515793263 Israel
100%
IMCC Medical Herbs Ltd. 515792794 Israel
100 %
R.A. Yarok Pharm Ltd. 516089067 Israel
100 %
High Way Shinua Ltd. 516309069 Israel *In liquidation process
100 %
Rosen High Way Ltd. 515908911 Israel
51%
Revoly Trading and Marketing Ltd. 515501054 Israel
51.3 %
Oranim Plus Pharm Ltd. 513995167 Israel
99.5 %
Oranim Pharm 557899267 Israel

For more information on the Company’s discontinued operations. Please see note 25 in the 2023 Annual Financial Statements. For more information, please see the section entitled “Developments During the Financial Year Ended December 31, 2023”.

D.          Property, Plants and Equipment

Total depreciated cost of property, plants and equipment as at December 31, 2023 was $5,058, compared to $5,221 as at December 31, 2022, representing a decrease of $163 or 3%.

Additional information set forth under Note 10 of the 2023 Annual Financial Statements.

IMC Holdings leases a 368 square-meter facility in Kibutz Glil Yam for administrative activities. The lease agreement will expire on September 1, 2026 and will be renewed upon agreement between the parties.

IMC Holdings leased an 86.5 square-meter facility in Lod for storage activities. The lease agreement was terminated on June 30, 2023 and the lease term ended on that date.

Oranim Pharm leases a 140 square-meter facility in Jerusalem for pharmacy’s selling activities. The lease will expire on August 1, 2027 and will be renewed upon agreement between the parties.

Pharm Yarok leases a 178 square-meter facility in Netanya for pharmacy’s selling activities. The lease was renewed on February 9, 2023 and will expire on December 31, 2024.

Adjupharm owns approximately 8,000 square feet of EU-GMP logistics center, which allows Adjupharm to manage all aspects of its supply chain, including the production, repackaging and distribution of bulk medical cannabis.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.            Operating and Financial Review and Prospects.

A. Operating Results

In each of the markets in which the Company operates, the Company must navigate evolving customer and patient trends in order to continue to be competitive with other suppliers of medical cannabis products.

The Company believes that there are several key factors creating tailwinds to facilitate further industry growth. In Israel, the number of licensed medical patients continues to increase and currently stands at 137,467 as of February 2024. This figure is expected to continue growing in the coming years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of the Israeli Pharmacies positions IM Cannabis as a large distributor of medical cannabis in Israel. As the Israeli cannabis market has become increasingly competitive, the ability to import premium cannabis from Canada is a key determinant of the Company’s success in Israel.

The German medical cannabis market has been slower over the past few years to develop mainly due to the difficulty in medical patients accessing prescriptions and insurance reimbursements. Starting Year 2024 after the legalization was officially approved by the Bundestag (Germany Parliament) on March 1st  2024, The Company which  has already seen an increase in the number of patients paying out-of-pocket for medical cannabis products in Germany during the past few years, is expecting a change which will lead to increase in the market.

REVENUES

The revenues of the Group from continuing operations are primarily generated from sales of medical cannabis products to customers in Israel and Germany. The reportable geographical segments in which the Company operates are Israel and Germany.

For the year ended December 31:

	Israel		Germany		Adjustments		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues	$43,316	$50,500	$5,488	$3,835	$-	$-	$48,804	$54,335
Segment income (loss)	$(6,627)	$(23,606)	$(1,615)	$(3,225)	$-	$-	$(8,242)	$(26,831)
Unallocated corporate expenses	$-	$-	$-	$-	$(4,550)	$(3,960)	$(4,550)	$(3,960)
Total operating (loss) income	$(6,627)	$(23,606)	$(1,615)	$(3,225)	$(4,550)	$(3,960)	$(12,792)	$(30,791)
Depreciation, amortization & impairment	$2,823	$6,747	$173	$200	$-	$-	$2,996	$6,947

For the three months ended December 31:

	Israel		Germany		Adjustments		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues	$9,375	$13,136	$1,323	$1,325	$-	$-	$10,698	$14,461
Segment income (loss)	$(3,653)	$(10,280)	$(580)	$(517)	$-	$-	$(4,233)	$(10,797)
Unallocated corporate income (expenses)	$-	$-	$-	$-	$(932)	$90	$(932)	$90
Total operating (loss) income	$(3,653)	$(10,280)	$(580)	$(517)	$(932)	$90	$(5,165)	$(10,707)
Depreciation, amortization & impairment	$684	$4,957	$47	$48	$-	$-	$731	$5,005

The consolidated revenues of the Group from continuing operations for the year ended December 31, 2023, were attributed to the sale of medical cannabis products in Israel and Germany.

●
Revenues from continuing operations for the year ended December 31, 2023 and 2022 were $48,804 and $54,335, respectively, representing a decrease of $5,531 or 10%. Revenues for the three months ended December 31, 2023, and 2022 were $10,698 and $14,461,  respectively, representing a decrease of $3,763 or 26%. The decrease in revenues is primarily attributed to the effects of the Israel – Hamas war and the different challenges it caused from a business perspective effecting the Company sells and also its operation activities such as longer importing cycles (transportation of goods, approvals from relevant authorities etc.)

●
Revenues from the Israeli operation were attributed to the sale of medical cannabis through the Company’s agreement with Focus Medical and the revenues from the Israeli Pharmacies the Company owns, mostly from cannabis products.

●	In Germany, Company revenues were attributed to the sale of medical cannabis through Adjupharm.

●
Total dried flower sold for the year ended December 31, 2023, was 8,609 kg at an average selling price of $5.14 per gram compared to 6,794kg for the same period in 2022 at an average selling price of $7.12 per gram, mainly attributed to the inventory life cycle, discounts given and increased competition in the segment. Total dried flower sold for the three months ended December 31, 2023, was 2,082kg at an average selling price of $4.52 per gram compared to 2,334kg for the three months ended December 31, 2022, at an average selling price of $5.19 per gram. The decreased is mainly attributed to the Israel – Hamas war effect.

COST OF REVENUES

Cost of revenues is comprised of purchase of raw materials and finished goods, import costs, production costs, product laboratory testing, shipping and salary expenses. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.

The cost of revenues from continuing operations for the year ended December 31, 2023 and 2022 were $37,974 and $43,044, respectively, representing a decrease of $5,070 or 12% which is in line with the 10% revenue decreased during the period. The cost of revenues for the three months ended December 31, 2023 and 2022 were $9,583 and $11,670, respectively, representing a decrease of $2,087 or 18% which is in line with the Revenue decreased of 26% during the 3 months period.

GROSS PROFIT

Gross profit from continuing operations for the year ended December 31, 2023, and 2022 was $9,846 and $9,162, respectively, representing an increase of $684 or 7% this is mainly contributed to the changes in the business activities from own cannabis grow in the farm owned by the Company in Y2022 to importing a premium high quality Cannabis from Canada. For the three months ended December 31, 2023, and 2022 gross profit was $841 and $2,603, respectively, representing a decrease of $1,762 or 68%.

Gross profit included losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $(984) and $(2,129) for the year ended December 31, 2023, and 2022, respectively. Losses from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold for the three months ended December 31, 2023, and 2022 were $(274) and $(188), respectively.

There are a few other external circumstances that affected the profitability during year 2023 including of fluctuation in the exchange rate of the CAD vs.NIS, as can be seen in the following graph:

YE 2023 results were affected by the CAD/ILS exchange rate (Revenue are mainly in ILS while the COST of Revenue as well as operational expenses are mainly in CAD, therefore any increased strength of the CAD will hit the Gross Profit while any increased strength of the ILS will have the opposite effect.

Q4 2023 gross profit is highly affected by the Israel – Hamas war. The main effect was due to sells decrease from one side (equivalent to the effect of the war also in other Israeli markets), and slow inventory transportation processes and regulatory approvals processes which caused delays in Inventory ready for sells during the quarter.

EXPENSES

GENERAL AND ADMINISTRATIVE

General and administrative expenses from continuing operations for the year ended December 31, 2023, and 2022 were $11,008 and $21,460, respectively, representing a decrease of $10,452 or 49%. For the three months ended December 31, 2023, and 2022, general and administrative expenses from continuing operations were $3,300 and $9,790, respectively, representing a decrease of $6,490 or 66%.

The decrease in the general and administrative expense is attributable mainly to the two restructuring plans published April 6, 2022 (closing of Focus facility in Israel) and March 8, 2023, which aimed for reorganization of the company's management and operations to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel across all functions. The general and administrative expenses are comprised mainly from salaries to employees in the amount of $2,314 on year 2023 vs $4,027 on year 2022, professional fees in the amount of $4,095 vs $4,689 for the same years , depreciation and amortization in the amount of $669 vs. 819 and  insurance costs in the amount of $1,847 and 1,566 respectively. The decrease in the other General and administrative costs from $10,359 in Year 2022 to $2,083 on year 2023 is mainly attributed to the fair value adjustment occur in Year 2022 of the Company’s purchase option to acquire a pharmacy. See” Subsequent Events – Panaxia Transaction Update” of the 2022 MD&A in a total amount of $7,336.

SELLING AND MARKETING

Selling and marketing expenses from continuing operations for the year ended December 31, 2023, and 2022 were $10,788 and $11,473, respectively, representing a decrease of $685 or 6%. For the three months ended December 31, 2023, selling and marketing expenses from continuing operations were $2,797, compared to $3,094 for the three months ended December 31, 2022, representing a decrease of $297 or 10%. The decrease in the selling and marketing expenses was due mainly to decrease salaries to employees in the amount of $5,677 on year 2023 vs $6,398 on year 2022, Selling and marketing in the amount of $1,568 and 2,075 for the same years, increase of depreciation and amortization to $2,320 from $1,941 respectively.

RESTRUCTURING EXPENSES

On April 6, 2022, Focus Medical announced its decision, from March 30, 2022, to close the Focus Facility in Israel and therefore the Company recorded restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, the Company announced its strategy plan in Israel of reorganization of the company's management and operations in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel by 36% across all functions (including executives). Therefore, the Company recorded restructuring expenses for the year ended December 31, 2023 related mainly to salaries to employees in the amount of $617.

SHARE-BASD COMPENSATION

Share-based compensation expense from continuing operations for the year ended December 31, 2023, and 2022 was $225 and $2,637, respectively, representing a decrease $2,412 or 91%. For the three months ended December 31, 2023, and 2022, share-based compensation expense was $(91) and $428, respectively, representing a decrease of $519 or 121%. The decrease for the year ended December 31, 2023, in expenses was mainly attributed to the cancellation of incentive stock options (“Options”) held by employees who no longer worked for the Company.

FINANCING

Financing income (expense) net from continuing operations for the year ended December 31, 2023, and 2022 was $3,335 and $4,731, respectively, representing a decrease of $1,396 or 30% in the financing income. For the three months ended December 31, 2023, and 2022, financing income (expense), net was $2,466 and $949, respectively, representing an increase of $1,517 or 160%.

NET INCOME/LOSS

Net loss for the year ended December 31, 2023, and 2022 was $10,228 and $191,301, respectively, representing a net loss decrease of $181,073 or 95%. For the three months ended December 31, 2023, and 2022, net loss was $3,520 and $33,449, respectively, representing a net loss increase of $29,929 or 89%. The net loss decrease related to factors impacting net income described above, and loss from discontinued operations in the amount of $166,379 recorded in the year ended December 31, 2022 related to the discontinued operations in Canada.

NET INCOME (LOSS) PER SHARE BASIC AND DILUTED

Basic loss per share is calculated by dividing the net profit attributable to holders of Common Shares by the weighted average number of Common Shares outstanding during the period. Diluted profit per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted profit per Common Share excludes unissued Common Shares related to Options as they are antidilutive. Basic Income (Loss) per Common Share from continuing operations for the year ended December 31, 2023, and 2022 were $(0.74) and $(3.13) per Common Share, respectively. For the three months ended December 31, 2023, and 2022 were $(0.25) and $(2.94), respectively.

Diluted Income (Loss) per Common Share from continuing operations for the year ended December 31, 2023 and 2022 were $(0.74) and $(3.81) per Common Share, respectively. Diluted Income (Loss) per Common Share for the three months ended December 31, 2023, and 2022 were $(0.25) and $(3.55), respectively.

TOTAL ASSETS

Total assets as of December 31, 2023 were $48,813, compared to $60,675 as at December 31, 2022, representing a decrease of $11,862 or 20%. This decrease was primarily due to the reduction of cash and cash equivalents in the amount of $636 and inventory reduction of $6,609. Additional decrease is attributed to currency fluctuation effected the translation of items denominated in NIS in the Company’s balance sheet.

INVESTMENT IN XINTEZA

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza’s outstanding share capital, for consideration of US$1,700 (approximately $2,165 as of December 31, 2021) paid in several installments (the “Xinteza SPA”). As of December 31, 2022, the Company has paid all outstanding installments pertaining to the Xinteza SPA and currently holds 23.35% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis. On February 24, 2022, IMC Holdings entered into a simple agreement for future equity with Xinteza, under which IMC Holdings paid US$100 (approximately $125), in exchange for the right to certain shares of Xinteza, (see also the financial statements note 17c).

TOTAL LIABILITIES

Total liabilities as of December 31, 2023, were $35,113, compared to $36,879 at December 31, 2022, representing a decrease of $1,766 or 5%. The decrease was mainly due to the reduction in trade payables in the amount of $6,089, off set by increase in bank loans and credit facilities in the amount of $2,873, and a decrease in other payables in the amount of $629. Additional decrease is attributed to the effect of translation of items denominated in NIS in the Company’s balance sheet.

B.           Liquidity and Capital Resources

For the twelve months ended December 31, 2023, the Company recorded revenues of $48,804.

The Company can face liquidity fluctuations from time to time, resulting from delays in sales and slow inventory movements.

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base is available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”).

The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%. During the first quarter of 2023 the Company reduced total commitment to NIS 10,000 (approx. $3,600) and as of September 30, 2023 Focus has drawn down $nil in respect of the Mizrahi Facility.

On May 17, 2023, the Company and Bank Mizrahi entered to new credit facility with total commitment of up to NIS 10,000 (approximately $3,600) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of NIS 5,000 credit line and NIS 5,000 loan to be settled with 24 monthly installments from May 17, 2023. This loan bears interest at the Israeli Prime interest rate plus 2.9%. As of December 31, 2023 Focus has drawn down $3,227 in respect of the new Mizrahi facility (comprised of approx. $1,827 credit line and $1,400 loan). The New Credit facility is also subject to several covenants to be measured on a quarterly basis which are not met as of December 31, 2023, therefore the loan is classified as short-term loan.

The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the New Mizrahi Facility to remain effective.

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
Concurrently, the Company completed the Concurrent Offering, comprised of an aggregate of 2,317,171 Units issued and sold under the Concurrent Offering for an aggregate gross proceeds of US$2,896.

As of December 31, 2023, the Group's cash and cash equivalents totaled $1,813 and the Group's working capital deficit from continuing operations (current assets less current liabilities) amounted to ($8,543). In the year ended December 31, 2023, the Group had an operating loss from continuing operation of ($12,792) and negative cash flows from continuing operating activities of ($5,075).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. The Company is managing its cash flow daily and will look for external funding for its operations. Cost saving plans and restructuring actions taken in 2022 and in 2023. The Company’s board of directors approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

As of December 31, 2023, the Group’s financial liabilities consisted of accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group’s working capital position on December 31, 2023, management considers liquidity risk to be high.

As of December 31, 2023, the Group has identified the following liquidity risks related to financial liabilities (undiscounted):

	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Contractual Obligations	$12,618	$1,293	-	-

The maturity profile of the Company’s other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of December 31, 2023, are less than one year.

	Payments Due by Period
Contractual Obligations	Total	Less than one year	1 to 3 years	4 to 5 years	After 5 years
Debt	$12,513	$12,119	$394	$-	$-
Finance Lease Obligations	$1,398	$499	$814	$85	$-
Total Contractual Obligations	$13,911	$12,618	$1,208	$85	$-

The Annual Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Annual Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

C.          Research and Development, Patents and Licenses, etc.

For a discussion of our licenses, see “Item 4.B. Business Overview.”

Canada

The Company is concentrating on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers and imports medical cannabis from third-party licensed facilities in Canada. The Company continues to import cannabis products and supply medical cannabis to patients through licensed pharmacies. To supplement growing demand, the Company continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

In addition, the Company is operating through its subsidiaries who obtained a license from the IMCA to, among others, import cannabis products and supply medical cannabis to patients.

Israel

Pursuant to the applicable Israeli cannabis regulations, following the import of medical cannabis, medical cannabis products are then packaged by contracted GMP licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies directly or through contracted distributors.

Germany

The Company continues to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and its Logistics Center as the Company’s European hub. Adjupharm sources its supply of medical cannabis for the German market and from various EU-GMP certified European and Canadian suppliers. The Logistics Center is EU-GMP certified, upgrading Adjupharm’s production technology and increasing its storage capacity to accommodate its anticipated growth. Adjupharm has a certification for primary repackaging, making it one of a handful of companies in Germany fully licenced to repack bulk.

Adjupharm currently holds wholesale, narcotics handling, manufacturing, procurement, storage, distribution, and import/export licenses granted to it by the applicable German regulatory authorities.

D.          Trend Information

In each of the markets in which the Company operates, the Company must navigate evolving customer and patient trends in order to continue to be competitive with other suppliers of medical cannabis products.

The Company believes that there are several key factors creating tailwinds to facilitate further industry growth. In Israel, the number of licensed medical patients continues to increase and currently stands at 137,467 as of February 2024. This figure is expected to continue growing in the coming years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of the Israeli Pharmacies positions IM Cannabis as a large distributor of medical cannabis in Israel. As the Israeli cannabis market has become increasingly competitive, the ability to import premium cannabis from Canada is a key determinant of the Company’s success in Israel.

The German medical cannabis market has been slower over the past few years to develop mainly due to the difficulty in medical patients accessing prescriptions and insurance reimbursements. Starting Year 2024 after the legalization was officially approved by the Bundestag (Germany Parliament) on March 1st  2024, the Company which  has already seen an increase in the number of patients paying out-of-pocket for medical cannabis products in Germany during the past few years, is expecting a change which will lead to increase in the market.

Other than as disclosed here and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition. For a discussion of trends, see “Item 4.B.- Business Overview.”

E.          Critical Accounting Estimates

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

Functional currency, presentation currency and foreign currency

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

JUDGMENTS

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

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make estimates and assumptions that influence the application of the accounting policies and on the reported amounts of assets, liabilities, revenues, and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

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

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. Restructuring Plans and actions taken in 2022 and in 2023. The Company’s board of directors approved on year 2023 a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinued operations of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures. On year 2024, the company will work for fund and/or debt raising and will continue with cost savings effort as well as increased efficiency.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

BIOLOGICAL ASSETS

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

As of December 31, 2022 and 2023, the Company does not hold biological assets.

BUSINESS COMBINATIONS AND GOODWILL

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

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date

IMPAIRMENT OF FINANCIAL ASSETS

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

IMPAIRMENT OF NON-FINANCIAL ASSETS

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

The following criteria are applied in assessing impairment of these specific assets:

The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. The Company identified the operations in Israel, Canada, and Europe as three separate cash-generating units.

An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

LEGAL CLAIMS

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

PUT OPTION GRANTED TO NON-CONTROLLING INTERESTS

When the Group grants non-controlling interests a put option, the non-controlling interests are classified as a financial liability and are not accorded their share in the subsidiary's earnings. At each reporting date, the financial liability is measured on the basis of the estimated present value of the consideration to be transferred upon the exercise of the put option / based on the fair value of the consideration. Changes in the amount of the liability are recorded in profit or loss.

DEFERRED TAX

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Deferred taxes in respect of investment property that is held with the objective of recovering substantially all of the economic benefits embedded in the investment property through sale and not through use are measured in accordance with the expected manner of recovery of the base asset, on the basis of sale rather than use.

When the Company owns an investment in a single property company and the manner in which the Company expects to dispose of the investment is by selling the shares of the property company rather than by selling the property itself, the Company recognizes deferred taxes for both inside temporary differences arising from the difference between the carrying amount of the property and its tax basis, and for outside temporary differences arising from the difference between the tax basis of the investment and the Company's carrying amount of the net assets of the investment in the consolidated financial statements. Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, if the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability. Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.  Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

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

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement and calculated on a straight-line basis over the useful lives of the assets at annual rates.

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

REVENUE RECOGNITION

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

REVENUE FROM THE SALE OF GOODS

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

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

a. Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates":

In August 2023, the IASB issued "Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates")" ("the Amendments") to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity's financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments .

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of March 28, 2024:

Name	Position(s) with the Company	Other Directorships	Date of Initial Appointment
Oren Shuster	Chief Executive Officer and Director	IMC Holdings; Focus; Pharm Yarok; Rosen High Way; IMC Pharma; IMC Farms; Ewave Group Ltd (“Ewave”) and its subsidiaries	October 11, 2019
Marc Lustig	Executive Chairman and Director	PharmaCielo Ltd. Cresco Labs Inc. Aequus Pharmaceuticals Inc. 22 Capital Corp. BriaCell Therapeutics Corp.	October 11, 2019
Moti Marcus(2)(3)(4)	Director	Nil	September 12, 2022
Einat Zakariya(2)(3)(4)	Director	HYGEAR Inc.	September 12, 2022
Brian Schinderle(2)(3)	Director	Nil	February 22, 2021
Uri Birenberg	Chief Financial Officer	Nil	October 10, 2023
Eyal Fisher	Chief Executive Officer of IMC Holdings and each of the Israeli Subsidiaries	Nil	March 8, 2023
Michal Lebovitz Nissimov	General Counsel	Nil	April 14, 2023
Richard Balla	Chief Executive Officer of Adjupharm	Nil	October 11, 2019

Notes

(1)	Information furnished by the respective individual.
(2)	Member of the Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of the Governance and Nomination Committee.

The following are brief biographies of our directors and executive officers:

Oren Shuster

Mr. Shuster has served as the Chief Executive Officer of the Company since October 2019, founder and director of IMC Holdings since 2018, founder and director of Focus since 2010 and founder of Ewave and its subsidiaries.

Marc Lustig

Mr. Lustig has served as Executive Chairman of the Company since December 2020. Mr Lustig is also a Director of Pharmacielo Ltd. since November 2020, a Director of Cresco Labs Inc. since June 2020. Mr. Lustig is the Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) from 2016 to 2020 and a Director of Briacell Therapeutics Corp. since September 2021.

Moti Marcus

Mr. Marcus has served as the Chief Executive Officer of Packer Quality Metals Ltd., one of Israel’s largest metal processing companies, since 2020. Mr. Marcus served as the Chief Financial Officer and deputy Chief Executive Officer of S. Cohen Metal Works Ltd. and Chief Executive Officer of Aviv Shigur. Mr. Marcus is an experienced executive and manager, having worked on outlining business strategies, executive strategies, financial management, mergers and acquisitions, and restructuring. Mr. Marcus completed his bachelor’s degree in economics and accounting at Bar Ilan University and Tel Aviv University and his master’s degree in business management and finance at Bar Ilan University.

Einat Zakariya

Ms. Zakariya has served as the Chief Executive Officer and Partner of Liv collection, a subsidiary of Ewave Holdings Ltd., since 2018. Ms. Zakariya previously served as the Chief Executive Officer and Partner in The Promised Land, a subsidiary of Ewave Nadlan International Investments Ltd., from 2014 to 2018. Ms. Zakariya is experienced in the hotel industry and real and estate business, including negotiations with capital investors and institutional partner entities, as well as development, marketing and sales. Ms. Zakariya also currently serves on the board of directors of HYGEAR Inc., a sport technology company.

Brian Schinderle

Mr. Schinderle is the Co-founder and Principal of SSC Advisors, a boutique Mergers & Acquisitions and Strategic Advisory business focused primarily on the cannabis market. He is also the Founder and Managing Partner of Solidum Capital Advisors LLC (“Solidum”). Solidum invests its own capital and works in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President of Finance of GR Companies Inc. (dba Grassroots Cannabis) (“Grassroots”), focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE: CURA) in a transaction valued at approximately US$850,000. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle currently serves on the advisory boards of GLP Partners (dba Greenlight Cannabis), Altitude Investments Inc. and AIM PLC.

Uri Birenberg

Uri Birenberg joined the Company as the CFO on October 10, 2023. He is a senior financial executive, who brings over two decades of experience of financial planning and analysis. Prior to joining IMC, from 2021 to 2023, Mr. Birenberg served as CFO of Hygear Ltd., a start up in the healthcare fitness tech industry. In addition to managing the financial and legal activities of the company along with the strategic financial planning, he played an essential role in the fundraising in preparation for its initial public offering. Prior to Hygear Ltd. Mr. Birenberg served as the CFO of Hinoman group, a startup in the food-tech industry, from 2020 to 2022. Prior to Hinoman group, Mr. Birenberg served as the CFO of SEEDO Corp Group, a U.S. publicly traded startup in the Cannabis industry, from 2018 to 2020.

Michal Lebovitz Nissimov

Michal is an experienced lawyer with expertise in corporate, commercial, business and consumer law, mergers and acquisitions advisory services and cannabis regulation and compliance.

As a member of the senior management team, Michal oversees all corporate legal and regulatory aspects in a highly regulated sector. IMC’s reporting obligations as a publicly traded company, annual operational planning, execution of key, strategic projects, and translating strategy into actionable goals are all part of her remit. Prior to joining the Company, from 2019 to 2023, Michal was a Senior Associate at Salomon, Lipschütz & Co in the Mergers and Acquisitions, Corporate and Commercial Team.

Michal thrives in a fast-paced and high growth environment. Her extensive knowledge and experience in legal affairs, related to medical cannabis, are key assets that inform IMC’s growth strategy and execution. Before joining IMC, she worked in the legal services industry as a senior lawyer at several leading Israeli law firms.

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

Family Relationships

There are no family relationships among any of our executive officers or directors.

Special Arrangements

Not applicable.

B.          Compensation

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate compensation provided to: (i) the chief executive officer (“CEO”) of the Company; (ii) the chief financial officer (“CFO” of the Company); (iii) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO of the Company, as at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer (as defined herein) under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, as at December 31, 2023, (collectively, the “Named Executive Officers”) and (v) the directors of the Company. During the year ended December 31, 2023, the Named Executive Officers of the Company were as follows:

(1)	Oren Shuster, CEO and a director of the Company;

(2)	Uri Birenberg, CFO of the Company;

(3)	Itay Vago, former CFO of the Company;

(4)	Shai Shemesh, former CFO of the Company;

(5)	Marc Lustig, Executive Chairman and a director of the Company;

(6)	Eyal Fisher, CEO of the IMC Holdings and each of the Israeli Subsidiaries; and

(7)	Richard Balla, CEO of Adjupharm.

Compensation Philosophy and Objectives

The executive compensation program adopted by the Company and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the success of the Company. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Elements of Compensation

The compensation paid to executive officers in any year consists of three primary components:

1.	base salary;

2.	cash bonuses; and/or

3.	long-term incentives.

The Company believes that making a significant portion of executive officers’ compensation based on long-term incentives supports the Company’s executive compensation philosophy, as these forms of compensation allow those most accountable for the Company’s long-term success to acquire and hold Common Shares.

For the year ended December 31, 2023, all executive compensation was determined and administered by Board based on recommendations by the compensation committee of the Company (the “Compensation Committee”).

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

Cash bonuses for the executive officers are determined by reference to the Company’s actual performance relative to objectives and individual contributions toward such performance. All awards made to executive officers are subject to the review and approval of the Compensation Committee and Board and are examined in absolute terms as well as in relation to peer company performance.

3.	Long Term Incentives

Long term incentives, such as stock options (“Options”) and restricted share units (“RSUs”) are provided to focus management’s attention on corporate performance over a period of time longer than one year in recognition of long-term horizons for return on investments and strategic decisions. The number of Options and/or RSUs given to each executive officer is determined by his or her position, past contribution and potential future contributions to the Company and the number and terms of Options and RSU awards previously granted to the executive officer. The securities-based awards granted under the Option plan (the “Stock Option Plan”) and RSU plan (the “RSU Plan” and together with the Stock Option Plan, the “Securities Based Compensation Arrangements”) are reviewed by the Compensation Committee. The Compensation Committee determines a meaningful level of awards for executive officers of the Company. The number of Options and RSUs are also influenced by the number of officers and key employees in the current year and the likelihood of grants in future years to officers and key employees since the aggregate number of Common Shares available for issuance pursuant to all Securities Based Compensation Arrangements cannot exceed 10% of the Company’s issued Common Shares on a rolling basis.

Other than the Securities Based Compensation Arrangements, the Company does not have any other long-term incentive plans pursuant to which securities or cash compensation is intended to serve as an incentive for performance over a period greater than one financial year.

Stock Option Plan

The Stock Option Plan was approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 28, 2021 and replaced the previous stock option plan of the Company (the “Predecessor Stock Option Plan”). The Predecessor Stock Option Plan continues to exist but only for the purpose of governing the terms of Options that were granted under the Predecessor Stock Option Plan prior to the adoption of the Stock Option Plan.

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

The Stock Option Plan is administered by the Compensation Committee. The Compensation Committee has the authority to grant Options to Eligible Persons and subject to the policies of the Canadian stock exchange upon which the Common Shares principally trade, will determine the terms and conditions applicable to the exercise of those Options including the number of Common Shares issuable under each Option, the exercise price, the expiry date, vesting conditions, if any, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Common Shares acquired on exercise of the Option, and the events, if any, that give rise to a termination or expiry of the Option participant’s rights under the Option, and the period in which such termination or expiry can occur. Notwithstanding the foregoing, the maximum term of any Option granted under the Stock Option Plan is ten years. The Stock Options Plan provides for a cashless exercise procedure.

The total number of Common Shares that may be reserved for issuance to all directors and executive officers as a group under the Stock Option Plan and any other Securities Based Compensation Arrangements, in aggregate, cannot exceed, at any time, or within any 12-month period, 10% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to any one Executive (as defined in the Stock Option Plan) under the Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, cannot exceed at any time, or within a 12-month period, 5% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to persons engaging in investor relations activities under the Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, cannot exceed at any time, or within a 12-month period, 1% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the Stock Option Plan.

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

The RSU Plan provides that RSUs may be granted by the Compensation Committee to directors, executive officers, employees and consultants of the Company (each an “RSU Participant”). The Compensation Committee determines from time to time the RSU Participants to whom RSUs are granted and the provisions and restrictions with respect to such grant. The Compensation Committee takes into consideration the present and potential contributions of and the services rendered by the particular RSU Participant to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant.

Each RSU entitles the RSU Participant, subject to the RSU Participant’s satisfaction of any conditions, restrictions or limitations imposed under the RSU Plan or RSU grant letter, to receive: (i) one previously unissued Common Share for each RSU; or (ii) a cash payment equal to the number of RSUs multiplied by the fair market value of one Common Share on the vesting date; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee, on the date when the RSU is fully vested. Concurrent with the determination to grant RSUs to a RSU Participant, the Compensation Committee also determines the vesting schedule applicable to such RSUs, which shall extend no later than December 15th of the third calendar year following the calendar year in which the grant occurred in respect of the RSUs.

RSU grants are subject to additional limitations under the terms of the RSU Plan. Unless permitted by the CSE or approved by disinterested shareholders:

(a)
the maximum number of RSUs available for grant to any one person under the RSU Plan and any other Securities Based Compensation Arrangements of the Company in a 12-month period is 5% of the total number of Common Shares then outstanding on a non-diluted basis; and

(b)
the maximum number of Common Shares issuable to insiders of the Company (as a group) under the RSU Plan, together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, shall not exceed at any time or within any 12-month period, 10% of the issued and outstanding Common Shares on a non-diluted basis at the time of grant.

Further, the total number of Common Shares issuable to any RSU Participant performing investor relations activities over any 12-month period, pursuant to the RSU Plan and together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, cannot exceed 1% of the issued and outstanding number of Common Shares then outstanding on a non-diluted basis at the time of grant.

The Board or Compensation Committee, as the case may be, may terminate, discontinue or amend the RSU Plan at any time, provided that, without the consent of an RSU Participant, such termination, discontinuance or amendment may not in any manner adversely affect such RSU Participant’s rights under any RSU granted to such RSU Participant under the RSU Plan.

The Board or Compensation Committee may, subject to the receipt of shareholder approval and the receipt of any regulatory approval including any stock exchange approval (where required), make the following amendments to the RSU Plan or RSUs under the RSU Plan:

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

The Board or Compensation Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

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

Risk Analysis

The Board and Compensation Committee considered risks associated with executive compensation and do not believe that the Company’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary, Named Executive Officers are compensated through the granting of Security Based Compensation Arrangements, which are compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over Security Based Compensation Arrangement vesting periods which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

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

Performance Graph

The following graph compares the cumulative total shareholder return by comparing a $100 investment in Common Shares on November 5, 2019 (the date the Company commenced trading on the CSE following the completion of its reverse takeover transaction with IMC Holdings) to the cumulative shareholder return of the CSE Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

Cumulative total shareholders return for 100 CAD
500.00
400.00
300.00
200.00
100.00
0.00
November 5 2019
December 31 2019
December 31 2020
December 31 2021
December 31 2022
December 31 2023
IM Cannabis Corp
CSE Composite Index

	November 5, 2019	December 2019	December 2020	December 2021	December 2022	December 2023
IM Cannabis Corp.	$100.00	$53.97	$398.41	$167.46	$5.16	$1.83
CSE Composite Index	$100.00	$99.81	$170.10	$130.97	$48.67	$40.95

The trend in the above performance graph does not correlate to the trend of the compensation paid to the Named Executive Officers. As described under "Elements of Compensation", based salaries reflect each Named Executive Officer's primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. We believe that management must be compensated a minimum base salary for the value of the services provided, irrespective of our Common Share price performance. Pursuant to our Security Based Compensation Arrangements, we have granted Options and RSUs to our Named Executive Officers, each form a significant portion of compensation, and therefore the total compensation for the Named Executive Officers is directly affected by decreases or increases in the price of our Common Shares as the value of such Options and RSUs changes as our Common Share price changes.

Share-Based and Option-Based Awards

The Company recognizes the importance of share-based and Option-based awards for retaining employees and keeping them motivated. New grants to employees are made based on the role and position of the employee, with consideration given to the limits imposed by the Company’s Securities Based Compensation Arrangements. The role of the Compensation Committee is to review management’s recommendations and provide feedback related to security-based compensation.

Compensation Governance

The Compensation Committee

The Compensation Committee is responsible for, among other things, developing and monitoring the Company’s overall approach to compensation issues and implementing and administering a system of compensation that provides for competitive Compensation.

The Compensation Committee conducts an annual review of the Company’s compensation issues and practices, including corporate goals and objectives relative to the compensation of the CEO and other senior officers of the Company, and makes a comprehensive set of recommendations to the Board during each calendar year.

The Compensation Committee is currently comprised of:

1.	Brian Schinderle (Chair);

2.	Moti Marcus; and

3.	Einat Zakariya,

each of whom is considered independent (as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”).

In determining the members of the Compensation Committee, the Board looks to each directors’ past experience and strives to include a range of skills and experiences to ensure that the members act independently and think analytically about the Company’s compensation practices.

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

In the past, the Company used the benchmark method in order to determine the compensation for its directors and executive officers. Under the benchmark method, more than ten similar companies were reviewed in order to ensure that compensation to directors and executive officers is within the market range. In the past financial year, the Company has not formally conducted benchmarking against a peer group.

Summary Compensation Table

The following table sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the three most recently completed financial years of the Company in respect of the Named Executive Officers of the Company:

Name and Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)	Option-Based Awards ($)(8)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Oren Shuster CEO and Director	2023	476,266(2)	Nil	331,802	Nil	Nil	Nil	Nil	818,068
	2022	506,244(2)	Nil	1,110,057	Nil	Nil	Nil	Nil	1,616,301
	2021	515,731(2)	Nil	1,388,455	121,000	Nil	Nil	Nil	2,025,186
Uri Birenberg(3) CFO	2023	73,558	Nil	Nil	Nil	Nil	Nil	Nil	73,558
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Itay Vago(4) Former CFO	2023	180,968	Nil	Nil	Nil	Nil	Nil	Nil	180,968
	2022	53,219	Nil	508	Nil	Nil	Nil	Nil	53,727
	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shai Shemesh(5) Former CFO	2023	135,934	Nil	Nil	Nil	Nil	Nil	Nil	135,934
	2022	321,950	Nil	307,636	Nil	Nil	Nil	Nil	629,586
	2021	300,607	Nil	408,653	82,500	Nil	Nil	Nil	791,760
Marc Lustig Executive Chairman and Director(6)	2023	129,920	79,959	Nil	Nil	Nil	Nil	Nil	209,879
	2022	282,480	558,538	50,089	Nil	Nil	Nil	Nil	891,107
	2021	264,000	1,286,498	329,846	Nil	Nil	Nil	Nil	1,880,344
Eyal Fisher(7) CEO of the IMC Holdings and each of the Israeli Subsidiaries	2023	216,998	Nil	1,693	Nil	Nil	Nil	Nil	216,998
	2022	215,586	Nil	4,381	Nil	Nil	Nil	Nil	217,279
	2021	144,506	Nil	Nil	Nil	Nil	Nil	Nil	144,506
Richard Balla CEO of Adjupharm	2023	175,385	Nil	Nil	87,692	Nil	Nil	30,895	293,972
	2022	164,186	Nil	37	Nil	Nil	Nil	29,066	193,289
	2021	176,674	Nil	7,799	121,087	Nil	Nil	38,083	343,643

Notes

(1)
Each of Messrs. Shuster, Birenberg, Vago, Shemesh and Fisher received their compensation in NIS and Mr. Balla received his compensation in Euros. All salaries were converted to CDN pursuant to the average Bank of Canada rate for the applicable fiscal year.

(2)
Oren Shuster, through Ewave, entered into a consulting agreement with the Company pursuant to which he is paid NIS 108,350 plus VAT  per month (approximately $39,544 plus tax per month) in consideration of his CEO services provided to Company. Mr. Shuster did not earn consideration for his role as a director of the Company during the fiscal years ended December 31, 2023, 2022 and 2021.

(3)	Mr. Birenberg was appointed as CFO of the Company effective October 10, 2023.
(4)	Mr. Vago was appointed as CFO of the Company effective March 8, 2023 and resigned effective October 10, 2023, but stayed on to assist the transition until November 15, 2023.
(5)	Mr. Shemesh resigned as the CFO of the Company effective March 8, 2023.
(6)
Mr. Lustig does not earn consideration for his role as a director of the Company; however, Mr. Lustig, through L5 Capital, entered into a consulting agreement with the Company pursuant to which he is paid $5,250 per month in consideration of his Executive Chairman services provided to the Company.

(7)	Mr. Fisher was appointed as CEO of the IMC Holdings and each of the Israeli Subsidiaries effective March 15, 2023.
(8)
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

Outstanding Option-Based Awards and Share-Based Awards

The following table is a summary of all outstanding Option-based awards and share-based awards of Named Executive Officers as of December 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Oren Shuster	6,250 75,000 50,000	40.00 58.70 16.00	June 9, 2025 May 19, 2026 January 4, 2029	Nil Nil Nil	Nil	Nil	Nil
Marc Lustig	67,500	16.00	September 11, 2029	Nil	Nil	Nil	Nil
Eyal Fisher	1,000	27.30	April 4, 2027	Nil	Nil	Nil	Nil
Richard Balla	9,000	16.00	July 30, 2029	Nil	Nil	Nil	Nil

Note

(1)	Each Option entitles the holder to purchase one Common Share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of Option-based awards and share-based awards that vested during the year ended December 31, 2023, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2023:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Oren Shuster	932,254	Nil	Nil
Marc Lustig	Nil	481,494	Nil
Richard Balla	Nil	Nil	87,692
Eyal Fisher	2,171	Nil	Nil

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

Oren Shuster

Effective January 15, 2018, the Company and Ewave entered into a management services agreement (the “Shuster Agreement”) pursuant to which Oren Shuster was engaged to provide CEO services to the Company. Mr. Shuster is employed and compensated by Ewave. Pursuant to the terms and conditions of the Shuster Agreement, Ewave is paid a monthly fee of NIS 108,350 plus VAT (approximately $39,544 plus tax per month). Either party may terminate the agreement at any time for any reason upon three months’ notice with continuing payments during such notice period. The Company, through its subsidiary, may terminate the agreement forthwith for cause without notice.

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

Director Compensation Table

The following table sets out certain information respecting the compensation paid to directors of the Company who were not Named Executive Officers during the year ended December 31, 2023:

Name(1)	Fees earned ($)(2)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian Schinderle	73,700(4)	Nil	61,616	Nil	Nil	Nil	135,316
Moti Marcus	76,700(45)	Nil	19,963	Nil	Nil	Nil	96,663
Einat Zakariya	73,200	Nil	19,963	Nil	Nil	Nil	93,163

Notes

(1)
Each of Mr. Marcus and Ms. Zakariya received their compensation in NIS and Mr. Schinderle received his compensation in USD. All salaries were converted to CDN pursuant to the average Bank of Canada rate for the applicable fiscal year.

(2)
Each director is entitled to a $13,750 payment per quarter for their role as a director of the Company. For each Audit Committee meeting, the Chair receives a $1,500 payment and each other member receives a $1,000 payment and for each of the Compensation Committee and Governance and Nomination Committee meetings, the Chair receives a $1,200 payment and each other member receives a $700 payment.

(3)
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

(4)	Mr. Schinderle receives compensation through Solidum Capital Advisors LLC.
(5)	Mr. Marcus receives compensation through Marcus Management Services Ltd.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, all share-based awards and Option-based awards outstanding at the end of the year ended December 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Brian Schinderle	9,000	100.00	February 28, 2026	Nil	Nil	Nil	Nil
Moti Marcus	9,000	6.00	September 19, 2027	Nil	Nil	Nil	Nil
Einat Zakariya	9,000	6.00	September 19, 2027	Nil	Nil	Nil	Nil

Note

(1)	Each Option entitles the holder to purchase one Common Share.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, the value of Option-based awards and share-based award that vested during the year ended December 31, 2023, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2023:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian Schinderle	207,000	Nil	Nil
Moti Marcus	14,601	Nil	Nil
Einat Zakariya	14,601	Nil	Nil

C.          Board Practices

By ordinary resolution of the shareholders of the Company held on December 6, 2023, the number of directors was set at five and the Board currently consists of five directors. Each of our directors was elected and appointed to hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with the articles of the Company (the “Articles”) and BCBCA. The directors may, from time to time, appoint such officers as the directors determine and the directors may, at any time, terminate any such appointment. Please also refer to “Directors and Senior Management” above for further details regarding the periods of service of each of our current directors and officers.

Other than as disclosed under “Item 6.B. Compensation” above, the Company did not have any service contracts with any of our independent directors.

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. The Company believes that effective corporate governance improves corporate performance and benefits all of its shareholders. The following statement of corporate governance practices sets out the Board’s review of the Company’s governance practices relative to Form 58-101F1 under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”):

Board

The Board is responsible for supervising the management of the business and affairs of the Company. The independent directors, as such term is defined in NI 58-101 and NI 52-110, are Moti Marcus, Brian Schinderle and Einat Zakariya. The non-independent directors are Oren Shuster, and Marc Lustig by virtue of them being CEO and executive chairman of the Company, respectively. As a result, the majority of the Board as it is currently constituted are independent. The Board facilitates its exercise of independent supervision through regular meetings of the Board, including meetings without the non-independent directors in attendance.

The attendance for each director for Board meetings and committee meetings, since the beginning of the most recently completed financial year, is as follows:

Name of Director	Board	Audit Committee	Compensation Committee	Governance and Nomination Committee
Oren Shuster	100% (17/17)	-	-	-
Marc Lustig	94.12% (16/17)	-	-	-
Moti Marcus	100% (17/17)	100% (6/6)	100% (1/1)	-
Einat Zakariya	100% (17/17)	83.33% (5/6)	100% (1/1)	-
Brian Schinderle	100% (17/17)	100% (6/6)	100% (1/1)	-

In addition to the meetings referenced above, there were numerous informal meetings between management and the committees. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not present. However, the Board believes that appropriate structures and procedures are in place to ensure that it can function independently of management and the Board periodically holds independent sessions at the end of Board meetings. Independent directors are also in frequent informal communication with one another.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. If conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. Considering the guidelines contained in NP 58-201, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance. The Board is of the opinion that no formal leadership of independent directors is required given the size of the Board and the ability of the independent directors to convene meetings of independent directors.

The Board has plenary power to manage and supervise the management of the business and affairs of the Company and to act in the best interest of the Company. The Board is responsible for the overall stewardship of the Company and approves all significant decisions that affect the Company before they are implemented. The Board also considers their implementation and reviews the results. Any related party transaction as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), is subject to review by the independent directors of the Company.

In order to exercise their duties appropriately, the Board may at any time retain outside financial, legal or other advisors at the expense of the Company. In addition, any director may, subject to the approval of the Governance and Nomination Committee, retain an outside financial, legal or other advisor at the expense of the Company.

The roles and responsibilities of the chairman of the Board is set out in the Mandate of the Board. The Board has not developed written position descriptions for the chair of each Board committee. The persons acting as chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. The Company has adopted a position description for the CEO, summarized as follows.

CEO Position Description

The CEO is responsible for leading the business and affairs of the Company through the development and implementation of plans, policies, values, strategies, specific goals and budgets for the growth and operation of the Company with the objective of maximizing the Company’s long-term success and creating shareholder value. The CEO will report directly to the Board and shall respect the Board’s independence and discuss all major corporate commitments and strategies with the Board before they are undertaken. In fulfilling their responsibilities, the CEO shall foster a corporate culture that promotes and encourages high ethical and moral standards, individual integrity and compliance with applicable laws and regulations and policies implemented by the Company that further such objectives.

Specific Responsibilities

The CEO is specifically responsible for:

(a)	overseeing that the day-to-day business affairs of the Company are appropriately managed and taking steps to maintain and enhance an effective senior management team reporting to the CEO;

(b)	recommending to the Board the Company’s financial and operating goals and objectives and, following approval by the Board thereof, consistently striving to achieve such goals and objectives;

(c)
formulating, and presenting to the Board for approval, long-term business plans, strategies and policies having the objective of maximizing the Company’s long-term success and the creation of shareholder value;

(d)	together with other senior management as are appropriate, developing and recommending to the Board annual business plans and budgets that support the Company’s long term business plans and strategies;

(e)	developing and implementing, with senior management of the Company, plans, strategies, budgets and policies necessary to achieve the goals and objectives of the Company;

(f)	supervising, maintaining and deploying the Company’s resources – human, financial or otherwise – with the purpose and objective of achieving the Company’s operating goals and objectives;

(g)
keeping the Board informed in a timely and candid manner of the progress of the Company towards the achievement of its strategic and operational goals and objectives and of all material deviations from the goals, objectives, plans, strategies, budgets or policies established by the Board;

(h)
overseeing, evaluating and taking steps to enhance, where necessary, the integrity and reliability of the Company’s internal controls, including its management information systems and financial reporting, and establishing, maintaining, designing and evaluating disclosure controls and procedures for the Company;

(i)
identifying and managing business risks faced by the Company, including overseeing the design and implementation of appropriate systems and procedures to effectively monitor, manage and mitigate such risks;

(j)	ensuring that the Board has regular exposure to the Company’s senior management and overseeing the development and succession of the Company’s senior management team;

(k)	evaluating the performance of senior management of the Company and making recommendations with respect to their compensation;

(l)	maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;

(m)
serving as the Company’s principal spokesperson and ensuring that information communicated to the public fairly portrays the position of the Company and that timely and continuous disclosure obligations of the Company are met;

(n)
representing the Company in a such a way so as to enhance and maintain the Company’s reputation and to promote positive relationships with shareholders, suppliers, contractors, clients, service providers, strategic partners, creditors, financial institutions, local communities, all levels of government and the media; and

(o)	fulfilling all other responsibilities as assigned by the Board, in the manner expected by the Board.

In addition, the CEO has the responsibilities specified in their employment agreement with the Company.

Board Diversity

The Company believes it is important that its Board is composed of individuals reflecting the diversity represented by our employees, our customers, and our communities. Below is enhanced disclosure regarding the diversity of the Board as required by the Nasdaq’s Board Diversity Rule:

Board Diversity Matrix – IM Cannabis Corp.
Country of Principal Executive Offices					Israel
Foreign Private Issuer					Yes
Disclosure Prohibited under Home Country Law					No
	As of March 29, 2023				As of March 28, 2024
Total Number of Directors	5				5
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	-	-	1	4	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	-				0

Other Reporting Issuer Experience

Other than as disclosed under “Item 6.A. Directors and Senior Management” above, none of the Company’s directors are currently directors of other reporting issuers (or equivalent) in a jurisdiction of Canada or a foreign jurisdiction.

Orientation and Continuing Education of Board Members

The Company currently does not have any formal orientation or continuing education programs in place for new directors, though it is encouraged for all members. Board meetings are sometimes held at the Company’s facilities and are combined with tours and presentations by management and employees to give the Board additional insight into the Company’s business. In addition, management makes itself available for discussion with all Board members. Management does provide regular reporting, both on the Company’s operations and opportunities, as well industry trends and opportunities.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict-of-interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure that the Board operates independently of management and in the best interests of the Company. In addition, the Board adopted a Code of Business Conduct and Code of Ethics on November 26, 2020, which applies to all Company’s personnel, including all members of the Board, to conduct all Company’s affairs in accordance with all applicable laws, rules and regulations of the jurisdictions in which it does business. The Code of Business Conduct and Code of Ethics are available on SEDAR+ at www.sedarplus.ca and on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents. The Board monitors compliance with the Code of Business Conduct and Code of Ethics by requiring that all employees and executive officers of the Company certify that they have read, understood and agreed to be bound by the Code of Business Conduct and Code of Ethics.

Nomination of Directors

The size of the Board is reviewed annually when the Governance and Nomination Committee considers the number of directors to recommend for election at the annual general meeting of shareholders. The Governance and Nomination Committee takes into account the number of directors required to carry out the Board duties effectively and to maintain a diversity of view and experience.

Compensation of Directors and Officers

For more information of the Company’s compensation practices, please see the section entitled “Item 6.B. Compensation” above.

The Compensation Committee reviews and determines the compensation of directors and officers. The Compensation Committee is comprised entirely of independent directors and meets at least annually to establish, administer and evaluate the compensation philosophy, policies and plans for directors and officers regarding director and executive compensation. The Compensation Committee reviews the performance and determines the compensation of the CEO based on criteria, including the Company’s performance and accomplishment of long-term strategic objectives. The Compensation Committee further reviews each individual officer’s performance and determines compensation that is comparable to similarly situated officers in comparable companies. The full text of the Compensation Committee charter is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Other Board Committees

As of the date hereof, the Company’s standing committees are the Audit Committee, Compensation Committee and Governance and Nomination Committee.

Audit Committee

Pursuant to NI 52-110, the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

Audit Committee’s Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company and for ensuring that Management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process, unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company for issuance to the Shareholders.

The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

Pursuant to NI 52-110, the Audit Committee is required to have a charter. The full text of the Audit Committee’s charter is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Independence(1)	Financial Literacy(2)
Moti Marcus (Chair)	Independent	Financially literate
Brian Schinderle	Independent	Financially literate
Einat Zakariya	Independent	Financially literate

Notes:

1.	Within the meaning of subsection 1.4 of NI 52-110 and as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.
2.	Within the meaning of subsection 1.6 of NI 52-110.

Relevant Education and Experience

The Board has determined that Moti Marcus qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as defined in NI 52-110).

For information on the relevant education and experience of each Audit Committee, please see the section entitled “Item 6.A. Directors and Senior Management”.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on an exemption from the provisions of NI 52-110.

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

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

External Auditor Service Fees

Aggregate fees paid or payable to the Company’s auditor, Kost Forer, for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022(5)
Audit Fees	$297	$427
Audit-related Fees(1)	$28	$61
Tax Fees(2)(3)	$68	$81
All Other Fees(4)	$13	-
Total	$406	$569

Notes:

1.
Consist of fees for professional services and expenses relating to the audit of the annual financial statements and review of our quarterly financial information. Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

2.
Consist of fees for professional services and expenses reasonably relating to the audit of the annual financial statements or review of our quarterly financial information and are not reported as “Audit Fees”. Fees charged for tax compliance, tax advice and tax planning services.

3.	Consist of fees for tax-related services related primarily to tax consulting and tax planning.
4.	Fees for services other than disclosed in any other row, including fees related to the review of management’s discussion and analysis and Sarbanes-Oxley Act procedures.
5.	Amounts stated do not include 2022 audit fees of $331 related to deconsolidated Trichome.

Compensation Committee

For information of the Company’s compensation practices, please see the sections entitled “Compensation of Directors and Officers” and “Item 6.B. Compensation”.

Governance and Nomination Committee

The purpose of the Governance and Nomination Committee is to develop and monitor the Company’s approach to:

(i)	matters of governance; and

(ii)	the nomination of directors to the Board.

The current members of the Governance and Nomination Committee are:

1.	Einat Zakariya (Chair);

2.	Oren Shuster; and

3.	Moti Marcus.

The Governance and Nomination Committee is not comprised of entirely independent directors as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as defined in NI 52-110; however, the Governance and Nomination Committee monitors best practices for governance and annually reviews the Company’s governance practices and disclosures to ensure that it continues to exemplify high standards of corporate governance. The Governance and Nomination Committee reviews the mandate of the Board, the charters of each of the committees, and the methods and processes by which the directors fulfill their respective duties and responsibilities to ensure that they meet all applicable regulatory requirements and best practices. The full text of the Governance and Nomination Committee charter is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Assessment of Directors, the Board and Board Committees

The Board acts in accordance with the Company’s Mandate of the Board, Audit Committee charter, Compensation Committee charter and Governance and Nomination Committee charter, as applicable, to monitor the adequacy of information given to directors, the communications between the Board and management, and the strategic direction and processes of the Board and its committees to satisfy themselves that the Board, its committees, and its individual directors are performing effectively. A copy of the Mandate of the Board is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

D.          Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2021	283	-	363
Fiscal 2022	153	-	153
Fiscal 2023	95	-	95

None of our employees are members in a labor union.

The following table sets forth the number of employees we had at the end of each fiscal period per geographic location:

Year	Israel	Germany	Canada	Total
Fiscal 2021	112	15	236	363
Fiscal 2022	126	27	-	153
Fiscal 2023	77	18	-	95

E.          Share Ownership

As of March 28, 2024, our directors and executive officers, as a group, beneficially owned a total of 2,869,955 Common Shares, on an undiluted basis and 4,653,269 Common Shares on a partially diluted basis, representing beneficial ownership of 21.43% and 30.66% of the Common Shares, respectively.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B. – Compensation” and “Item 7.A. – Major Shareholders.”

Refer to “Item 6.B. - Compensation,” for the details of the options held by our directors and executive officers as at December 31, 2023.

We do not have any other equity arrangements for involving employees in our capital, except for the grant of Options and RSUs pursuant to our Securities Based Compensation Arrangements at the discretion of the Board.

F.          Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table provides information with respect to the beneficial ownership of our Common Shares as of March 28, 2024:

•	each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of any class of our shares;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of March 28, 2024. The percentage ownership information shown in the table is based upon 13,394,136 Common Shares outstanding as of March 28, 2024.  Each Common Shares has one vote per share. For further information regarding the voting rights of Common Shares, see Exhibit 2, “Description of Securities”.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to Options and Warrants held by that person that are immediately exercisable or exercisable within 60 days of March 28, 2024. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in the care of the Company at 3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4.

For additional information regarding the options reported in the following table, see “Item 6.B. Compensation-Executive Compensation-Outstanding Equity Awards at Fiscal Year End

Name of Beneficial Holder	Number of Common Shares Beneficially Held	Number of Common Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Share Units	Warrants	Total Convertible Securities	Percentage of Common Shares Beneficially Held Undiluted	Percentage of Common Shares Beneficially Held Partially Diluted
Oren Shuster(1)	1,872,870	6,250 75,000 50,000	40.00 58.70 16.00	June 9, 2025 May 19, 2026 January 4, 2029	Nil	856,704	987,954	13.98%	19.89%
Marc Lustig(2)	930,635	67,500	16.00	November 9, 2029	55,000	633,860	756,360	6.95%	11.92%
Moti Marcus	Nil	9,000	6.00	September 19, 2027	Nil	Nil	9,000	N/A	0.07%
Einat Zakariya	61,200	9,000	6.00	September 19, 2027	Nil	Nil	9,000	0.46%	0.52%
Brian Schinderle	Nil	9,000	N/A	N/A	Nil	Nil	9,000	N/A	0.07%
Uri Birenberg	Nil	Nil	N/A	N/A	Nil	Nil	N/A	N/A	N/A
Michal Lebovitz Nissimov	Nil	3,000	1.10	May 16, 2028	Nil	Nil	3,000	N/A	0.02%
Richard Balla	5,250	9,000	16.00	July 30, 2029	Nil	Nil	9,000	0.04%	0.11%
Rafael Gabay(3)	1,173,716	Nil	N/A	N/A	Nil	303,295	303,295	8.76%	10.78%
Luminera Derm Ltd.(4)	757,172	Nil	Nil	Nil	Nil	Nil	757,172	5.65%	10.70%

Notes:

(5)
1,872,564 Common Shares and 856,704 Warrants are held by Oren Shuster directly and 153 Common Shares are held indirectly through Ewave, a privately-held entity of which Mr. Shuster owns and controls 50% of the outstanding voting.

(6)
300,393 Common Shares and 138,118 Warrants are held by Marc Lustig directly and 630,242 Common Shares and 495,742 Warrants are held indirectly through L5 Capital, a privately held entity of which Mr. Lustig owns and controls 100% of the outstanding voting.

(7)
1,173,563 Common Shares and 303,295 Warrants are held by Rafael Gabay directly and 153 Common Shares are held indirectly by Ewave, a privately-held entity of which Mr. Gabay owns and controls 50% of the outstanding voting shares.

(8)	Luminera Derm Ltd., has beneficially own 5% of the outstanding voting rights attached to the outstanding Common Shares of the Company starting from January 20, 2023.

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

The Company’s securityholders who beneficially own five percent (5%) or more of any class of our shares do not have different voting rights.

As of March 28, 2024, our directors and executive officers, as a group, beneficially owned a total of 2,869,955 Common Shares on an undiluted basis and 4,653,269 Common Shares on a partially diluted basis, representing beneficial ownership of 21.43% and 30.66% of the Common Shares, respectively.

As of March 28, 2024, we estimate that approximately 7.99% of our outstanding Common Shares, which equates to 2,395,824 Common Shares, were held in the United States by 23 holders of record. The number of holders of record does not include beneficial owners whose Common Shares are held in street name by brokers and other nominees. The number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

B.          Related Party Transactions

Since January 1, 2023, we have engaged in the following transactions with our related parties. For this purpose, our related parties include (a) enterprises that directly or indirectly control or are controlled by, or are under common control with, us; (b) our associates; (c) shareholders beneficially owning 10% or more of our voting power and other individuals with significant influence over us, and close members of any such individual’s family; (d) our directors and executive officers, and close members of their families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Our related parties include enterprises owned by directors or major shareholders and enterprises that have a member of key management in common with us. All of the transactions have been reviewed and approved by the Board or another independent committee of the board.

•
On April 2, 2019, IMC Holdings and Focus entered into an option agreement (the “Focus Agreement”) pursuant to which IMC Holdings acquired an option to purchase, at its sole discretion and in compliance with Israeli cannabis regulation, all of the ordinary shares held by Messrs. Shuster and Gabay held in Focus at a price equal to NIS 765.67 per ordinary share until April 2029. On November 30, 2023, IMC Holdings sent a request letter to IMCA to approve IMC Holding’s exercise of the option and on February 25, 2024, IMCA's approval was obtained. Effective February 27, 2024, IMC Holdings acquired 74% of the ordinary shares of Focus.

•
The Company is a party to indemnification agreements with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Company’s acquisition of all of issued and outstanding securities of Trichome and certain of its subsidiaries.

•
The Stalking Horse Purchase Agreement constituted a related party transaction as L5 Capital is an entity controlled by Marc Lustig, who was a director of Trichome and the Executive Chairman of the Board. On March 8, 2023, the Company announced that the SISP approved by the Court did not result in any bids for the going-concern business of Trichome; however, L5 Capital advised that it would not complete the proposed transaction contemplated by the Stalking Horse Share Purchase Agreement.

•
On January 16, 2023, the Company closed of the first tranche of the Concurrent Offering comprised of an aggregate of 1,159,999 Units for aggregate gross proceeds of US$1,500. The Concurrent Offering was led by insiders of the Company. The units offered under the Concurrent Offering were sold under similar terms as the Life Offering.

•
On January 20, 2023, the Company closed the second tranche of the LIFE Offering comprised of 102,152 Life Units for an aggregate subscription price of approximately US$128. The second tranche of the LIFE Offering was comprised of a single subscription by the Executive Chairman of the Company whose subscription price was satisfied by the settlement of approximately US$128 in debt owed by the Company to him for certain consulting services previously rendered to the Company.

•
On February 16, 2023, the Company closed the fifth and final tranche of the LIFE Offering. Marc Lustig, the Executive Chairman of the Company subscribed for 29,548 Life Units in the fifth tranche at an aggregate subscription price of US$37. Marc Lustig’s subscription price was satisfied by the settlement of US$37 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

The participation by Company’s insiders in each of the Concurrent Offering and LIFE Offering constituted “related party transactions” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the insiders’ participation in the Concurrent Offering and LIFE Offering, as applicable, was below 25% of the Company’s market capitalization for the purposes of MI 61-101.

•
Pursuant to the consulting agreement between the Company and L5 Capital, the Company issued 50,414 Common Shares as a result of the vested RSUs according to the agreed vesting schedule. The Common Shares were issued on May 5, 2023. In July 24, 2023, an additional 4,585 Common Shares were issued as a result of the vested RSUs according to the agreed vesting schedule.

•
On October 12, 2023, Oren Shuster, the CEO loaned an amount of NIS 500 (approximately $170) to IMC Holdings. The participation of the CEO constituted a “related party transaction”, as such term is defined in MI 61-101 and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the loan, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the CEO’s loan did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

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

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the 2023 Annual Financial Statements. The audit reports of Kost Forer, the Company’s auditor, are included therein.

Dividend Distribution Policy

We have not paid any dividends on our outstanding Common Shares, and we have no current intention to declare dividends on our Common Shares in the foreseeable future. Any decision to pay dividends on our Common Shares in the future will be at the discretion of the Board and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

Legal Proceedings

The Company is engaged in certain legal proceedings, as further described below. Litigation has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with outcomes that could have a material adverse effect on the Company and its financial condition. Except for as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Company is party, nor, to Company’s knowledge, are there any such proceedings or actions contemplated.

Class Action T.Z. 35676-08-19 Tel Aviv - Jaffa District Court

On August 19, 2019, a cannabis consumer (the “Class Action Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Class Action Motion”) against 17 companies (the “Class Action Parties”) operating in the field of medical cannabis in Israel, including Focus. The Class Action Applicant’s argument is that the Class Action Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 16 and the total amount of the class action suit is estimated at NIS 686,740. On June 2, 2020, the Class Action Parties submitted their response to the Class Action Motion. The Class Action Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Class Action Motion will be decided in favor of the class group. On July 3, 2020, the Class Action Applicant submitted his response to the Class Action Parties’ response. On July 5, 2020, the Class Action Applicant was absent from the hearing. As a result, on July 23, 2020, the Class Action Parties filed an application for a ruling of expenses which received a response from the Class Action Applicant on August 12, 2020, asking to decline this request. On September 29, 2020, the court ruled that the Class Action Applicant would pay the Class Action Parties’ expenses amount of NIS 750. On July 14, 2021, a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The Class Action Parties agreed to follow the court’s recommendations. On November 3, 2021, the court ruled the Class Action Parties will file an update regarding the mediation procedure in 30 days. The Class Action Parties conducted unsuccessful negotiations. On March 14, 2022, the Class Action Applicant filed a request to amend the Class Action Motion (the “Class Action Applicant’s Request for Amendment”) and the judge disqualified herself from hearing the case. As a result, the case was redirected. On June 21, 2022, the Class Action Parties filed a response to the Class Action Applicant’s Request for Amendment. On September 12, 2022, the court ruled on the Class Action Applicant’s Request for Amendment and accepted the Class Action Applicant’s request to clarify its claims regarding product labeling, while rejecting the Class Action Applicant’s other requests. On November 27, 2023, the Class Action Applicant submitted an amended application for approval of the motion (the “Class Action Amended Motion"), and the Class Action Parties’ response was submitted on February 8, 2023. The date of the preliminary hearing was set for April 27, 2023. On July 4, 2023, the Class Action Parties submitted an agreed request to release from the class action and validity of a judgment. The request was conditioned upon and subject to approval of the court. According to the release request, the Class Action Parties will pay the Applicant a total amount of NIS 70 plus VAT and a total amount of NIS 40 NIS plus VAT to the Class Action Applicant's counsel. On July 24, 2023, the Class Action Amended Motion was approved by the court and the Class Action has been closed.

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

A hearing was initially set to December 1, 2021, but postponed several times to allow the parties to negotiate towards a resolution. The hearing was set for June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

On June 22, 2023, a hearing took place before the esteemed Honorable Judge Orit Kertz. During the hearing it was decided that the defendants and the municipal committee's attorney would engage in negotiations and make diligent efforts to reach a settlement before August 15, 2023. The responsibility of informing the court about any progress concerning a potential settlement was assigned to the attorney representing the municipal committee. On September 9, 2023, the municipal committee's attorney was summoned to appear at a hearing before the Honorable Judge Orit Kertz. The hearing was postponed to December 28, 2023, due to the 2023 Israel–Hamas war as will be further specified under “Risk Factors" section of this Annual Report.

On January 2, 2024, the Company announced that the construction proceedings against Focus, were concluded on December 28, 2023. The company maintains "de facto" control of Focus. Focus was indicted and a fine of $129 has been imposed. The cultivation facility, which was the focus of the proceedings, was closed in June 2022 in alignment with the Company's strategic shift towards import and sales.

COVID-19 Test Kits Claim, District Court of Stuttgart

On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont”), its shareholders and managing directors regarding a debt owed by Stroakmont to Adjupharm in an amount of approximately EUR 948 for COVID-19 test kits purchased by Stroakmont from Adjupharm at the end of March 2021. In January 2022, Stroakmont filed its statement of defence to the Stuttgart Court in which they mainly stated two arguments for their defense:

1.
The contractual party of the company was not Stroakmont. The contract with Stroakmont was only concluded as a sham transaction to cover up a contract with a company named Uniclaro GmbH (“Uniclaro”). Therefore, Stroakmont is not the real purchaser rather than Uniclaro.

2.
The company allegedly placed an order with Uniclaro for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro claims to have a payment claim against the company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 942. Uniclaro has assigned this alleged claim against the company to Stroakmont Trading GmbH, and Stroakmont Trading GmbH has precautionary declared a set-off against the company’s claim.

On March 22, 2022, Adjupharm filed a response to Stroakmont’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for the allegation that the contract with Stroakmont was only concluded as a sham transaction lies with the opponents, and they offered evidences to the court in the form of testimony from certain witnesses.

A court hearing with witnesses was held on January 11, 2023 and on February 22, 2023, where witnesses testified. According to the court the witnesses were not able to provide required evidence for the allegation regarding the sham transaction with Stroakmont. On April 5, 2023, Stuttgart Court announced its decision (the "Test Kits Judgment") and sentenced Stroakmont to pay to Adjupharm EUR 948 plus interest in the amount of 5 percentage points above the German basis rate since May 8, 2021. In addition, Stroakmont was sentences to pay Adjupharm EUR 7 plus interest at 5 percentage points above the German basis rate since December 14, 2021.

The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the claim was dismissed against them with regard to their personal liability. Adjupharm shall pay 2/3 of the Stuttgart Court expenses and the out-of-court expenses of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court expenses and 1/3 of the out-of-court expenses of Adjupharm. The remaining out-of-court expenses shall be borne by each party.

Furthermore, the court did not decide on the counterclaims from an alleged order by Adjupharm for 4.3 million Clongene tests due to a set-off prohibition. This set-off prohibition follows from a jurisdiction agreement concluded between Adjupharm and Uniclaro, which determined the courts in Hamburg to be the competent court to decide about such allegations.

The Judgment is not yet final and, therefore, cannot be enforced. On May 5, 2023, Adjupharm and Stroakmont, each submitted an appeal with the Stuttgart Court against the Test Kits Judgment (the "Test Kits Appeal").

On June 23, 2023, Adjupharm filed its statement of grounds for appeal with the Higher Regional Court of Stuttgart. Adjupharm appeals against the fact that the directors of Stroakmont were not sentenced to pay jointly and severally together with Stroakmont as a result of fraud. Since they concluded the purchase agreement with Adjupharm in the name of Stroakmont and there is indication that they did not intend to pay the purchase price from the very beginning, this could be considered to be fraudulent inducement, for which they would be personally liable.

Stroakmont appeals against the judgement and request to reject the payment claim. Furthermore, they appeal against the prohibition of the set-off. They are of the opinion that there is no such prohibition, and they want to include their alleged counterclaims in the proceedings and to receive a decision for their counterclaim by the court in Stuttgart.

So far, there have not been any instructions from the Court of Appeal and no oral hearing was held yet. It is not yet possible to estimate the outcome of the appeal proceedings at this early stage in the process.

At this stage, the Company management cannot assess its ability to collect the payment awarded in the Test Kits Judgment and the chances of the claim advancing or the potential outcome of the Test Kits Appeal.

Uniclaro vs. adjupharm

On December 22, 2022, Uniclaro filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro claimed the payment of the amount of EUR 1,047 (including VAT) in exchange for 300,000 Covid-19 rapid.

Uniclaro alleges in this lawsuit that Adjupharm purchased 4.3 million Covid-19 rapid tests of the brand "Clongene" from Uniclaro. Furthermore, Uniclaro claims that the order was placed verbally on March 23, 2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for a further amount (which they did not specify).

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-19 rapid tests as in the Stroakmont Claim mentioned above. On February 23, 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims.  Adjupharm rejected the claim stating that it did not purchase such an amount if Covid-19 rapid tests, but only small portions on a case-by-case-basis and according to the available cash flow.

On February 14, 2024, a court hearing took place before the district court of Hamburg, at which the court also took evidence. The court first heard the managing directors of Uniclaro and Adjupharm. They commented on the events of March 23, 2021 and the alleged purchase. The statements of all managing directors differed from each other. Afterwards, the witness Francesco Bisceglia, who holds the position of Sales Director at Adjupharm, was also heard. His statement also partially deviated from the statements of all managing directors, but overall, the witness basically testified that the company did not purchase 4.3 million Clungene Tests in the meeting of March 23, 2021. The transcript of the hearing is still pending.

The court provided the parties a deadline until March 27, 2024, to evaluate the statements of the managing directors and the testimony of the witness and to deliver to the court a summary of the factual and legal situation after the court hearing. The court will announce its decision for further proceedings or its judgment on April 24, 2024.

The burden of proof for the question whether or not the Company has purchased 4.3 million Clungene Tests is borne by Uniclaro. After reviewing the written statements of the parties, the court will evaluate the testimony and all the statements of the managing directors. The court will then decide about the further proceedings. If, due to the fact that the statements of the managing directors and the witness are controversial, the court will not be able to determine whether a purchase agreement was concluded or not, it is more likely than not that the claim will be dismissed. However, it cannot be excluded that the court will conduct further investigations of further witnesses.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

CCAA Proceedings

For more information of the Company’s CCAA proceedings, please see the section entitled “Canadian Restructuring”.

The Regional Labor Court - Tel Aviv (Bat Yam) 17419-04-23

On May 10, 2023, IMC Holdings received a notice that a former employee has recently filed a claim with The Regional Labor Court - Tel Aviv against 3 companies, including IMC Holdings. The nature and details of the claim are still in the preliminary stages, and IMC Holdings is actively working to comprehend the full scope of the allegations.

A preliminary hearing is set for May 6, 2024, before the esteemed Honorable Judge Karin Liber-Levin at the Regional Labor Court - Tel Aviv (Bat Yam).

At this stage, the Company management cannot accurately assess the potential outcome of the claims or the likelihood of the claims progressing further.

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

In September 2022, MYM and the Obligors reached an agreement and signed a term sheet for the settlement of the receivership application and amendment to the Biome Loan (the “Biome Term Sheet”). The Biome Term Sheet was signed on September 9, 2022, prior to the September 12, 2022 in-person receivership application hearing with the Superior Court. The Superior Court approved the adjournment of the receivership application, pending the implementation of the settlement outlined in the Biome Term Sheet, pursuant to which, the Biome Loan will continue to bear interest at a rate of 8% per annum on the principal balance of the Biome Loan, compounding every four months on the aggregate balance of the outstanding principal balance plus all accrued and unpaid interest (the “Indebtedness”). The Biome Loan was supposed to mature on December 9, 2023.

Based on the Biome Term Sheet, the Obligors were required to make a payment to MYM on December 31, 2022. The value of the payment on December 31, 2022 was dependent on the volume weighted average price (the “VWAP”) of the Common Shares during the final ten trading days of November 2022. The repayment was to be 5% or 10% of the total Indebtedness, depending on the VWAP over that period of time.

On October 4, 2022, a loan amendment agreement (“Settlement Agreement”) was executed in line with the terms noted in the Biome Term Sheet.

The Obligors did not make payment to MYM on December 31, 2022, as required under the Settlement Agreement and the parties are discussing modifications to the Settlement Agreement. As a result of the Settlement Agreement, the Biome Loan was considered extinguished under IFRS 9 Financial Instruments and a gain of $239 was recognized during 2022. As of November 7, 2022 the Biome Loan is deconsolidated as part of the deconsolidation of Trichome.

Ontario Superior Court of Justice in Canada – Statement of claim

On November 17, 2023, the Company received a copy of a Statement of Claim that was filed in the Ontario Superior Court of Justice in Canada by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the "MYM Shareholder Plaintiffs") against the Company, Board and officers, (collectively, the "MYM Defendants").

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to the Company's transaction with MYM in 2021. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

The Company has reviewed the complaint and believes that the allegations are without merit.

The Company, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim (the "Motion") The Motion has not been scheduled by the court.

At this time, the Company's management is of the view that the Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

The Company plans to vigorously defend itself against the allegations. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

B.          Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended December 31, 2023.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “IMCC” and CSE under the trading stock symbol “IMCC”.

Our Warrants are listed and posted for trading on the CSE under the symbol “IMCC.WT”.

B.          Plan of Distribution

Not applicable.

C.          Markets

See Item 9.A. - Offer and Listing Details.

D.          Selling Shareholders

Not applicable.

E.          Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

B.          Memorandum and Articles of Association

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

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any Common Shares of the Company.

Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:

1.	under the age of 18 years;

2.	found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise;

3.	an undischarged bankrupt; or

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

Rights, Preference and Restrictions attaching to the Common Shares

Authorized Share Structure

The Corporation is authorized to issue an unlimited number of Common Shares.

Dividend Rights

Subject to the BCBCA, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.  No notice is required for the payment of dividends, the directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. (Vancouver time) on the date on which the directors pass the resolution declaring the dividend. Dividends are to be paid on a pro rata basis, paid according to the number of Common Shares held.

Voting Rights

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend such meeting and on a vote by show of hands, are entitled to one vote on a matter at such meeting and, on a poll, are entitled to one vote in respect of each Common Share held by that shareholder, and may exercise that vote either in person or by proxy.

Rights to Share in the Company’s Profits

The directors may from time to time capitalize any retained earnings or surplus of the Company and may from time-to-time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus or any part of the retained earnings or surplus so capitalized or any part thereof.

Rights to Share in any Surplus in the Event of Liquidation

The Common Shares do not carry any right to share in a surplus in the event of liquidation.

Redemption Provisions

There are no rights of redemptions in the articles. Although, if the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:
(1) is not entitled to vote the share at a meeting of its shareholders;
(2) must not pay a dividend in respect of the share; and
(3) must not make any other distribution in respect of the share.

Sinking Fund Provisions

There are no sinking fund provisions attaching to Common Shares.

Liability to Further Capital Calls

The Common Shares do not carry any liability to further capital calls by the Company.

Discriminatory Provisions

The Common Shares do not carry any provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of a majority of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must, unless the meeting is fully electronic,  be held in the Province of British Columbia, unless otherwise provided in the Articles (Article 10.4 of the Articles provides that a meeting of shareholders  may be held in or outside of British Columbia as determined by a resolution of the directors); (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) (or, pursuant to Article 10.5 and 10.6 of the Articles, be less than 21 days before the date on which the meeting is to be held for so long as the Company is a public company); (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of Common Shares entitled to vote at the meeting,); (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

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

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 13,394,136 Common Shares were issued and outstanding as of March 28, 2024. All of the issued Common Shares are fully paid and non-assessable common shares in the authorized share structure of the Company. The Company does not own any of its Common Shares.

C.          Material Contracts

Except as set forth below, the material terms of our material contracts are described elsewhere in this Annual Report. Below is a list of our material contracts, together with references to the relevant sections of this Annual Report where the material terms of such contracts are described.

The summaries provided below and elsewhere in this Annual Report are not meant to be exhaustive and are qualified in their entirety by the full text of the relevant agreements, copies of which are filed as exhibits to this Annual Report.

a.	Focus Agreement. For more information, please see the section entitled “B. Related Party Transactions”.
b.	Services Agreement. For more information, please see the section entitled “Economic Dependence”.
c.	IP Agreement. For more information, please see the section entitled “Economic Dependence”.
d.	First LIFE Warrant Indenture; For more information, please see the section entitled “Life Offering”.
e.	Second LIFE Warrant Indenture; For more information, please see the section entitled “Life Offering”.
f.	Third LIFE Warrant Indenture; For more information, please see the section entitled “Life Offering”.
g.	The Loan Agreement. For more information, please see the section entitled “Potential Reverse Merger with Kadimastem”.

D.          Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in under “Item 10.E. - Taxation”.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.          Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States and Canada with respect to taxes on income and on capital of 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax considerations to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local and non-U.S. tax consequences (including the potential application of, and operation of, any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) U.S. expatriates or former long-term residents of the U.S., (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, (m) are subject to special tax accounting rules with respect to Common Shares, or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period for its Common Shares, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for its most recently completed tax year and based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into USD at that time). A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Consequences

The following summarizes certain Canadian federal income tax consequences generally applicable under the ITA and the Canada-U.S. Tax Convention to the holding and disposition of Common Shares.

This summary is restricted to holders of Common Shares each of whom, at all material times for the purposes of the ITA and the Canada-U.S. Tax Convention:

(i) are resident solely in the United States for the purposes of the Canada-U.S. Tax Convention;

(ii) are entitled to the benefits of the Canada-U.S. Tax Convention and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention;

(iii) hold all Common Shares as capital property and as beneficial owner;

(iv) hold no Common Shares that are "taxable Canadian property" (as defined in the ITA) of the holder;

(v) deal at arm's length with and are not affiliated with the Company;

(vi) do not use or hold and are not deemed to use or hold any Common Shares in the course of a business or part of a business carried on in Canada;

(vii) did not, do not and will not have a permanent establishment in Canada within the meaning of the Canada-U.S. Tax Convention;

(viii) did not acquire Common Shares by virtue of employment;

(ix) are not financial institutions, authorized foreign banks, partnerships or trusts for the purposes of the ITA; and

(x) are not insurers that carry on business in Canada and elsewhere;

(each such holder, a "U.S. Resident Holder").

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

Generally, a holder's Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the Common Shares as inventory in the course of carrying on a business.

Generally, a holder's Common Shares will not be "taxable Canadian property" of the holder at a particular time at which the Common Shares are listed on a "designated stock exchange" (which does includes the CSE) unless both of the following conditions are met at any time during the 60-month period ending at the particular time:

(i)  the holder, persons with whom the holder does not deal at arm's length, or any partnership in which the holder or persons with whom the holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of the Company; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the ITA), "timber resource properties" (as defined in the ITA), or options in respect of or interests in, or for civil law a right, in such properties.

In certain other circumstances, a Common Share may be deemed to be "taxable Canadian property" for purposes of the ITA.

This summary is based on the current provisions of the ITA and the Canada-U.S. Tax Convention in effect on the date hereof, all specific proposals to amend the ITA and Canada-U.S. Tax Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the CRA. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

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

A U.S. Resident Holder to whom the Company pays or is deemed to pay a dividend on the holder's Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder's account. The rate of withholding tax under the ITA is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Canada-U.S. Tax Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend.

F.          Dividends and Paying Agents

Not applicable.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.edgar.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR+, the Canadian equivalent of EDGAR.

Copies of our material contracts are kept at our registered office.

I.          Subsidiary Information

Not applicable.

J.          Annual Report to Security Holders

Not applicable.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk, and liquidity risk. Refer to Note 15 of the 2023 Annual Financial Statements.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework") to evaluate the effectiveness of the Company's controls. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2023, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

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

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Moti Marcus qualifies as the Audit Committee’s financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For more information of the principal accountant fees and services, please see the sections entitled “External Auditor Service Fees” and “Pre-Approval Policies and Procedures”.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.     CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and its Common Shares are listed on the Nasdaq and CSE. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Independent Nominating Committee: Nasdaq Stock Market Rule 5605(e)(1) (“Rule 5605(e)(1)”) requires having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Company has elected to follow Canadian practices consistent with the requirements of the CSE.

Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Rule 5620(c), the Company has elected to follow Canadian practices consistent with the requirements of the CSE.

Shareholder Approval Requirements: Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance.  In lieu of following Rule 5635(d), the Company has elected to follow Canadian practices consistent with the requirements of the CSE.

For more information, please see the section entitled “C. Board Practices”.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.      INSIDER TRADING POLICIES

The Company has adopted a written insider trading policy, IM Cannabis Corp. Stock Trading Policy (“Insider Trading Policy”), that is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the registrant. The Insider Trading Policy provides guidance to the directors, officers, and employees of the Company and its subsidiaries with respect to stock trading and assists the directors, officers, and employees of the Company and its subsidiaries in understanding their obligations and responsibilities under Canadian securities laws and the rules of the CSE.

A copy of the Insider Trading Policy, as currently in effect, is filed as an exhibit to this Annual Report.

ITEM 16K.    CYBERSECURITY

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical systems and information. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques, in order to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents.

Our cybersecurity risk management program is integrated into our overall Company's risk management program, and shares common methodologies and reporting channels that apply across the Company's risk management program to other risk areas. Our management team is principally responsible for facilitating our Company's risk management program, in consultation with multiple functions and reporting to the Board.

Our cybersecurity risk management program includes:

•an Information Security Policy that articulates our information security practices and procedures to maintain confidence in our business and to protect the confidentiality, integrity, and availability of the information we handle;
•a dedicated Cyber Security company responsible for executing on relevant internal and external requirements and identifying appropriate technical and organizational measures to deliver information security in compliance with those requirements;
•a Cyber Security company, principally responsible for driving our cybersecurity risk assessment processes, including a formal information security risk assessment on an at least annual basis; our security controls framework and risk remediation and prioritizations; and risk awareness or education programs for employees relating to cybersecurity;
•the use of external resources, such as assessors, consultants, and auditors, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;
•an external audit of our systems and environments, including an external penetration test, on an annual basis;
•cybersecurity training of our incident response personnel and senior management;
•a cybersecurity incident response plan that includes procedures for assessing, responding to, remediating, resolving, and conducting post-analysis of cybersecurity incidents;
•a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and
•contractual obligations on third-party vendors to report security incidents, risk identification, or other security-related issues promptly to designated contact personnel at Spotify.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the management oversight of our cybersecurity and data protection program.

The Board receives annual updates from management on our cybersecurity and data protection programs, including related trends or metrics.

In addition to any reports from the management to the Board regarding cybersecurity, management informs and updates the Board about any significant cybersecurity incidents.

Our management team, together with an external company which provides professional Cyber Security Services to the Company, is responsible for assessing and managing material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us.

PART III

ITEM 17.        FINANCIAL STATEMENTS

See Item 18 – Financial Statements.

ITEM 18.        FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-77 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022
Independent Auditors’ Reports
Consolidated Statements of Financial Position
Consolidated Statements of Net Loss and Comprehensive Loss
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ITEM 19.        EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F-1 - F-77

No. Item	Description of Exhibit
1.1	Articles of IM Cannabis Corp. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on October 25, 2022)
2.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to the Company’s Form 20-F filed with the SEC on March 29, 2023)
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

2.5	Form of Warrant to Purchase Common Shares (incorporated by reference to Exhibit 2.5 to the Company’s Form 20-F filed with the SEC on March 29, 2023)
2.6	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 2.6 to the Company’s Form 20-F filed with the SEC on March 29, 2023)
2.7	Form of Common Share Purchase Warrant (incorporated by reference to Schedule “D” of Exhibit 99.2 to the Company’s Form 6-K furnished to the SEC on May 6, 2021)
2.8	IM Cannabis Corp. Stock Option Plan (incorporated by reference to Schedule “A” of Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on June 30, 2021)
2.9	IM Cannabis Corp. Restricted Share Unit Plan (incorporated by reference to Exhibit 2.9 to the Company’s Form 20-F filed with the SEC on March 29, 2023)
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

4.4	Agency agreement dated May 5, 2021 between the Company Roth Canada, ULC (incorporated by reference to exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on May 6, 2021)
4.5*	Loan Agreement between I.M.C Holdings Ltd. and Kadimastem Ltd.
8.1*	List of Subsidiaries of IM Cannabis Corp.
11.1*	IM Cannabis Corp. Stock Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
15.2*	Management’s discussion and analysis of the Company for the year ended December 31, 2023
101.INS*	XBRL Instant Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 28, 2024	IM Cannabis Corp. By: /s/ Uri Birenberg Name: Uri Birenberg Title: Chief Financial Officer

IM CANNABIS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

CANADIAN DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

to the Shareholders and Board of directors of

IM CANNABIS CORP. and its subsidiaries

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of IM Cannabis Corp. (the “Company”) and its subsidiaries (collectively, the "Group"), as of December 31, 2023 and 2022 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2018.

Tel-Aviv, Israel
March 28, 2024

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,813	$2,449
Trade receivables	6	7,651	8,684
Advances to suppliers		936	1,631
Other accounts receivable	7	3,889	3,323
Inventory	9	9,976	16,585

		24,265	32,672
NON-CURRENT ASSETS:
Property, plant and equipment, net	10	5,058	5,221
Investments in affiliates	15c	2,285	2,410
Right-of-use assets, net	12	1,307	1,929
Deferred tax assets, net	17	-	763
Intangible assets, net	11	5,803	7,910
Goodwill	11	10,095	9,771

		24,548	28,004

Total assets		$48,813	$60,676

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2023	2022
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	14	$9,223	$15,312
Credit from banks and others	13	12,119	9,246
Other accounts payable and accrued expenses	15	6,218	6,013
Accrued purchase consideration liabilities	5	2,097	2,434
PUT Option liability		2,697
Current maturities of operating lease liabilities	12	454	814

		32,808	33,819
NON-CURRENT LIABILITIES:
Warrants measured at fair value	17	38	8
Operating lease liabilities	12	815	1,075
Credit from banks and others		394	399
Employee benefit liabilities, net	16	95	246
Deferred tax liability, net	19	963	1,332

		2,305	3,060

Total liabilities		35,113	36,879

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	20
Share capital and premium		253,882	245,776
Translation reserve		95	1,283
Reserve from share-based payment transactions		9,637	15,167
Accumulated deficit		(249,145)	(239,574)

Total equity attributable to shareholders of the Company		14,469	22,652
Non-controlling interests		(769)	1,145

Total equity		13,700	23,797

Total equity and liabilities		$48,813	$60,676

The accompanying notes are an integral part of the consolidated financial statements.

March 28, 2024	/s/ Marc Lustig	/s/ Oren Shuster	/s/ Uri Birenberg
Date of approval of the	Marc Lustig	Oren Shuster	Uri Birenberg
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands

		Year ended December 31,
	Note	2023	2022	*) 2021

Revenues	21	$48,804	$54,335	$34,053
Cost of revenues	21	37,974	43,044	25,458

Gross profit before fair value adjustments		10,830	11,291	8,595

Fair value adjustments:
Unrealized change in fair value of biological assets		-	(315)	6,308
Realized fair value adjustments on inventory sold in the year		(984)	(1,814)	(8,570)

Total fair value adjustments		(984)	(2,129)	(2,262)

Gross profit after fair value adjustments		9,846	9,162	6,333

General and administrative expenses	21	11,008	21,460	17,221
Selling and marketing expenses	21	10,788	11,473	6,725
Restructuring expenses	1	617	4,383	-
Share-based compensation	20	225	2,637	5,422

Total operating expenses		22,638	39,953	29,368

Operating loss		(12,792)	(30,791)	(23,035)

Finance income		7,006	6,703	23,544
Finance expenses		(3,671)	(1,972)	(673)

Finance income (expense), net		3,335	4,731	22,871

Loss before income taxes		(9,457)	(26,060)	(164)
Income tax expense (benefit)	18	771	(1,138)	500

Net loss from continuing operations		(10,228)	(24,922)	(664)
Net loss from discontinued operations, net of tax	25	-	(166,379)	(17,854)

Net loss		(10,228)	(191,301)	(18,518)

*) Reclassified in respect of discontinued operations - see Note 25.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

		Year ended December 31,
	Note	2023	2022	*) 2021

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plans		38	59	21
Exchange differences on translation to presentation currency		(894)	(1,238)	858

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(856)	(1,179)	879

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation		231	(246)	530

Total other comprehensive income (loss)		(625)	(1,425)	1,409

Total comprehensive loss		$(10,853)	$(192,726)	$(17,109)

Net loss attributable to:
Equity holders of the Company		$(9,498)	$(188,890)	$(17,763)
Non-controlling interests		(730)	(2,411)	(755)

		$(10,228)	$(191,301)	$(18,518)

Total comprehensive loss attributable to:
Equity holders of the Company		$(10,648)	$(190,162)	$(16,357)
Non-controlling interests		$(205)	(2,564)	(752)

		$(10,853)	$(192,726)	$(17,109)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:	22
Basic earnings (loss) per share (in CAD)		$(0.74)	$(3.13)	$0.02
Diluted loss per share (in CAD)		$(0.74)	$(3.81)	$(3.62)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		-	$(23.17)	$(3.08)

Loss per share attributable to equity holders of the Company from net loss:
Basic earnings (loss) per share (in CAD)		$(0.74)	$(26.3)	$(3.06)
Diluted loss per share (in CAD)		$(0.74)	$(26.98)	$(6.7)

*) Reclassified in respect of discontinued operations - see Note 25.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share capital and premium	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2021	$37,040	$-	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Net loss	-	-	-	-	(17,763)	(17,763)	(755)	(18,518)
Total other comprehensive income	-	-	-	1,385	21	1,406	3	1,409

Total comprehensive income (loss)	-	-	-	1,385	(17,742)	(16,357)	(752)	(17,109)

Issuance of common shares, net of issuance costs of $3,800	195,259	-	-	-	-	195,259	2,948	198,207
Purchase of treasury common shares	-	(660)	-	-	-	(660)	-	(660)
Exercise of warrants and compensation options	4,293	-	-	-	-	4,293	-	4,293
Exercise of options	1,053	-	(920)	-	-	133	-	133
Share-based compensation	-	-	7,471	-	-	7,471	-	7,471
Expired options	32	-	(32)	-	-	-	-	-

Balance as of December 31, 2021	237,677	(660)	12,348	2,614	(50,743)	201,236	3,709	204,945

Net loss	-	-	-	-	(188,890)	(188,890)	(2,411)	(191,301)
Total other comprehensive income (loss)	-	-	-	(1,331)	59	(1,272)	(153)	(1,425)

Total comprehensive loss	-	-	-	(1,331)	(188,831)	(190,162)	(2,564)	(192,726)

Issuance of treasury common shares	-	660	-	-	-	660	-	660
Issuance of shares, net of issuance costs of $178	6,818	-	-	-	-	6,818	-	6,818
Exercise of options	992	-	(659)	-	-	333	-	333
Share-based compensation	-	-	3,767	-	-	3,767	-	3,767
Expired options	289	-	(289)	-	-	-	-	-

Balance as of December 31, 2022	245,776	-	15,167	1,283	(239,574)	22,652	1,145	23,797

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share capital and premium*)	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of December 31, 2022	245,776	15,167	1,283	(239,574)	22,652	1,145	23,797

Net loss	-	-	-	(9,498)	(9,498)	(730)	(10,228)
Total other comprehensive income (loss)	-	-	(1,188)	38	(1,150)	525	(625)

Total comprehensive loss	-	-	(1,188)	(9,460)	(10,648)	(205)	(10,853)

Issuance of treasury common shares	2,351	-	-	-	2,351	-	2,351
Issuance of shares, net of issuance costs of $178
Exercise of options
Other comprehensive income Classification	-	-	-	(111)	(111)	(1,709)	(1,820)
Share-based compensation	-	225	-	-	225	-	225
Expired options	5,755	(5,755)	-	-	-	-	-

Balance as of December 31, 2023	253,882	9,637	95	(249,145)	14,469	(769)	13,700

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash provided from operating activities:

Net loss	$(10,228)	$(191,301)	$(18,518)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	-	(84)	(7,210)
Fair value adjustment on sale of inventory	984	4,342	8,796
Fair value adjustment on warrants, investments, and accounts receivable	(6,955)	(6,000)	(21,638)
Depreciation of property, plant and equipment	644	3,044	3,021
Amortization of intangible assets	1,758	2,343	1,158
Depreciation of right-of-use assets	594	1,944	1,550
Impairment of goodwill	-	107,854	275
Impairment of property, plant and equipment	-	2,277	-
Impairment of intangible assets	-	7,199	-
Impairment of right-of-use assets	-	1,914	-
Finance income, net	3,019	6,532	1,262
Deferred tax payments (benefit), net	394	(3,004)	278
Share-based payments	225	3,767	7,471
Share based acquisition costs related to business combination	-	-	807
Revaluation of other accounts receivable	-	3,982	-
Restructuring expenses	-	8,757	-
Loss from revaluation of investments	601	-	-

	1,264	144,867	(4,230)
Changes in non-cash working capital:

Increase (decrease) in trade receivables, net	2,320	6,058	(6,602)
Increase (decrease) in other accounts receivable and advances to suppliers	1,299	3,622	845
Decrease in biological assets, net of fair value adjustments	-	565	6,412
Increase (decrease) in inventory, net of fair value adjustments	4,771	883	(19,707)
Increase (decrease) in trade payables	(6,098)	11,284	5,573
Changes in employee benefit liabilities, net	(139)	(63)	28
Increase in other accounts payable and accrued expenses	(750)	12,126	2,661

	1,403	34,475	(10,790)

Taxes paid	(514)	(681)	(834)

Net cash used in operating activities	(8,075)	(12,640)	(34,372)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from investing activities:

Purchase of property, plant and equipment	(581)	(1,562)	(4,578)
Proceeds from sales of property, plant and equipment	-	210	-
Proceeds from loans receivable	-	350	7,796
Purchase of intangible assets	-	-	(17)
Acquisition of businesses, net of cash acquired	-	-	(12,536)
Deconsolidation of subsidiary (see Note 25)	-	(406)	-
Investments in financial assets	-	-	(13)
Proceeds from sale of investment	-	-	319
Proceeds from (investment in) restricted deposits	-	-	17
Investments in associates	(601)	(125)	-

Net cash used in investing activities	(1,182)	(1,533)	(9,012)

Cash provided by financing activities:

Proceeds from issuance of share capital, net of issuance costs	1,688	3,756	28,131
Proceeds from issuance of warrants measured at fair value	6,585	-	11,222
Proceeds from exercise of warrants	-	-	3,682
Proceeds from exercise of options	-	333	133
Repayment of lease liability	(586)	(1,656)	(633)
Payment of lease liability interest	(63)	(1,429)	(1,347)
Proceeds from loans	5,482	9,636	7,804
Repayment of loans	(4,827)	(4,976)	-
Interest paid	(1,664)	(902)	(261)
Proceeds from discounted checks	2,802	-	-

Net cash provided by financing activities	9,417	4,762	48,731

Effect of foreign exchange on cash and cash equivalents	(796)	(2,043)	(329)

Increase (decrease) in cash and cash equivalents	(636)	(11,454)	5,018
Cash and cash equivalents at beginning of year	2,449	13,903	8,885

Cash and cash equivalents at end of year	$1,813	$2,449	$13,903

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$309	$613	$1,678
Conversion of warrant and compensation options into common shares	$-	$-	$611
Issuance of shares in payment of purchase consideration liability	$-	$3,061	$-
Issuance of shares in payment of debt settlement to a non-independent director of the company	$1,061	$-	$-

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

The Company and its subsidiaries (collectively: the "Group"), operate in geographical reporting segments (Note 23). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel. The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

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

In Canada, IMCC actively operated until recently through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada. IMCC has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022, pursuant to IFRS. (see note 25)

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Panaxia Transaction Update:

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

Liquidity and capital resources - going concern:

As of December 31, 2023, the Group's cash and cash equivalents totaled $1,813, the Group's working capital (current assets less current liabilities) amounted to $(8,543) and the Group’s accumulated loss deficit amounted to $249,145. In the twelve months ended December 31, 2023, the Group had an operating loss from continuing operation of ($12,792) and negative cash flows from continuing operating activities of ($8,075).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 and in 2023. The Company’s board of directors approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinued operations of loss-making activities (see Note 25 for Trichome Disposal Group), reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures – see also Restructuring below.

Despite the cost savings plan and restructuring as described above, the projected cash flows for 2024 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

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

Debt Settlement with L5 Capital

On May 8th, 2023, the Company announced that on May 5th, 2023, it has closed the securities for debt settlement transaction with L5 Capital (the “Debt Settlement”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 Units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance. All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation.

Discontinue operations and Canadian entities CCAA:

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring.

The Canadian operations are held through the Canadian entities and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Canadian entities and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Canadian entities to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Canadian entities; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Canadian entities and L5 Capital Inc. (“L5”), a company wholly-owned and controlled by the executive chairman and a director of the Company, dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the Canadian entities' business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Canadian entities that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Canadian entities terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Canadian entities’ business and assets, including the brands and other intellectual property owned by the Canadian entities.

Pursuant to an order of the Court made on April 6 ,2023 in the CCAA Proceedings (the “Reverse Vesting Order”), the Court approved a share purchase agreement (the “Share Purchase Agreement”) dated March 28, 2023 among Trichome Financial Corp. (“Trichome” or the “Vendor”), 1000370759 Ontario Inc. (the “Purchaser”), Trichome JWC Acquisition Corp. (“TJAC”), Trichome Retail Corp. (“TRC”), MYM Nutraceuticals Inc. (“MYM”), MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). The Purchased Entities and its business and operations were sold to a party that is not related to the Company, for a purchase price of $3,375 along with certain deferred consideration. Thus, the Company has exited operations in Canada which operations have been classified as discontinued in these financial statements. The Company has neither received nor is entitled to any portion of the proceeds from the Share Purchase Agreement.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

On September 14, 2023 a CCAA Termination Order was granted by the Honourable Justice Osborne (upon service on the Service List of an executed certificate and the above CCAA Proceedings under the Companies Creditors’ Arrangement Act and the Stay Period were terminated without any further act or formality. On September 29th, 2023, Trichome Financial Corp. filed (or was deemed to have filed) an assignment (or a bankruptcy order was made against Trichome Financial Corp.), and Goldhar & Associates Ltd., was appointed as trustee of the estate of the bankrupt by the official receiver (or the Court). The first meeting of creditors of the bankrupt was held on October 17th, 2023.

Restructuring:

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel across all functions (including executives). All actions associated with the workforce reduction were completed by mid-2023, subject to applicable Israeli law. Therefore, the Company recorded restructuring expenses for the twelve months ended December 31, 2023 related mainly to salaries to employees in the amount of $617

On June 30, 2023, the entity responsible for operating the Israeli medical cannabis distribution licensed center that was acquired within the Panaxia Transaction, ceased its operations at the licensed trading house located in Lod, Israel. Consequently, the Company transitioned the operation that was conducted through IMC Pharma to third-party entities and to its own trading house currently being operated by Rosen High Way.

NASDAQ Compliance Notice

On August 1, 2023, the Company received written notification from Nasdaq (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company has until January 16, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement for a minimum of 10 consecutive business days (See also see note 26).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Tax on Premiums in Respect of Insurance Effected Outside Canada

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2020 to December 31, 2020, IM Cannabis Corp. was assessed tax on insurance of $198,687.57, arrears interest of $36,248.62 and a failure to file penalty of $7,947.49 (collectively, the “2020 Assessment”).

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2021 to December 31, 2021, IM Cannabis Corp. was assessed excise tax on insurance of $72,944.92, arrears interest of $1,533.75 and a failure to file penalty of $499.48 (collectively, the “2021 Assessment”).

On November 29, 2023, the Company filed Notices of Objection (Excise Tax Act) to the 2020 Assessment and the 2021 Assessment. The Company assess the filed Notices of Objection (Excise Tax Act) to be low to medium complexity.

The Company assess that it is reasonably possible the Notices of Objection (Excise Tax Act) filed by it will lead to the 2020 Assessment and 2021 Assessment being vacated.

35 Oak Holdings Ltd – Statement of Complaint

On November 27, 2023, the Company announced that a complaint was filed in the Ontario Superior Court of Justice in Canada by Michael Wiener, 35 Oak Holdings Ltd. and MW Investments Ltd. (collectively the “MYM Shareholder Plaintiffs”) against certain current and former Directors and Officers of the Company and its subsidiaries arising out of the Plan of Arrangement that closed in July 2021 through which the Company acquired MYM Nutraceuticals Inc. A copy of this complaint was delivered to the Company on November 17, 2023.

The Plaintiffs, who became shareholders in the Company as a result of the Plan of Arrangement, allege that the Defendants made a series of misrepresentations in oral discussions and public disclosure regarding cannabis cultivation capacity, cultivation space, and projected revenues. The Plaintiffs further allege that the misrepresentations were later corrected and that the misrepresentations caused the value of the Company shares to be artificially inflated and induced the Plaintiffs to support the Plan of Arrangement. The Plaintiffs assert common law misrepresentation claims and have also advanced statutory claims under the Ontario Securities Act, and seek damages of $15 million. the Company and the other former Director and Officer Defendants dispute the allegations in the Claim and deny any liability. The claim was commenced in July 2023 but not served until November 2023 (see also note 26).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Israel Hamas war

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact in Q4 2023 and there will be a potential positive effect in the medium to long term. The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

b.	Approval of consolidated financial statements:

These consolidated financial statements of the Company were authorized for issue by the board of directors on March 27, 2024.

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2023 and 2022, major subsidiaries over which the Company has control, directly or indirectly, include:

	Percentage ownership
Subsidiaries	2023	2022

I.M.C. Holdings Ltd. (”IMC”)	100%	100%
Focus Medical Herbs Ltd. ("Focus") *)	74%	74%
I.M.C. Pharma Ltd.	100%	100%
I.M.C.C. Medical Herbs Ltd. ***)	100%	100%
I.M.C Farms Israel Ltd. ("IMC Farms") ***)	100%	100%
I.M.C Ventures Ltd. ("IMC Ventures") ***)	75%	75%
I.M.C - International Medical Cannabis Portugal Unipessoal Lda) ***)	-	-
Adjupharm GmbH (“Adjupharm”)	90.02%	90.02%
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	100%	100%
Rosen High Way Ltd. (“Rosen High Way”)	100%	100%
High Way Shinua Ltd. (“HW Shinua”)	100%	100%
Revoly Trading and Marketing Ltd. (“Vironna”)	51%	51%
Oranim Plus Pharm LTD.	51.3%	51.3%
Oranim Pharm	51%	51%
Trichome Financial Corp. (“Trichome”)	**)	**)
Trichome Financial Cannabis GP Inc.	**)	**)
Trichome Financial Cannabis Manager Inc.	**)	**)
Trichome Asset Funding Corp.	**)	**)
Trichome JWC Acquisition Corp. (“TJAC”)	**)	**)
Trichome Retail Corp.	**)	**)
MYM Nutraceuticals Inc. (“MYM”)	**)	**)
SublimeCulture Inc.	**)	**)
CannaCanada Inc.	**)	**)
MYM International Brands Inc.	**)	**)
Highland Grow Inc.	**)	**)

*)
The Company does not hold directly interest or voting rights in Focus. The Company's wholly-owned subsidiary holds an option to buy the ownership of the 74% of Focus shares. According to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the accounts of Focus are consolidated with those of the Company (see also note 26).

**)	Deconsolidated effective November 7, 2022, when Trichome filed to commence proceedings under the Companies’ Creditors Arrangement Act (CCAA) (see Note 1).

***)	Dissolved as of December 31, 2023.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Business combinations and goodwill:

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the "first-in, first-out" method.

Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

Purchased merchandise and products - using the weighted average cost method or using the "first-in, first-out" method.

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

As of December 31, 2023 and 2022, the Company does not hold biological assets (see Note 8).

h.	Revenue recognition:

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

Bill-and-hold arrangements:

Due to strict regulations of security, storage and handling large quantities of cannabis products, the Group's customers may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all of the following criteria are met:

a)	The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement);
b)	The product is identified separately as belonging to the customer;
c)	The product currently is ready for physical delivery to the customer;
d)	The Group does not have the ability to use the product by selling it or delivering it to another customer.

i.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

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

Deferred taxes in respect of investment property that is held with the objective of recovering substantially all of the economic benefits embedded in the investment property through sale and not through use are measured in accordance with the expected manner of recovery of the base asset, on the basis of sale rather than use.

When the Company owns an investment in a single property company and the manner in which the Company expects to dispose of the investment is by selling the shares of the property company rather than by selling the property itself, the Company recognizes deferred taxes for both inside temporary differences arising from the difference between the carrying amount of the property and its tax basis, and for outside temporary differences arising from the difference between the tax basis of the investment and the Company's carrying amount of the net assets of the investment in the consolidated financial statements.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

j.	Non-current assets or disposal group held for sale and discontinued operations:

Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to a sale plan, there must be a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification.

Before these assets are classified as available for sale, they are measured in accordance with the Group's accounting policy. After classification as held for sale, these assets are measured at the lower of their carrying amount and fair value less costs to sell and presented separately in the statement of financial position. From the date of their initial classification, these assets are not depreciated.

The Company recognizes an impairment loss in respect of an asset or group of assets in accordance with IAS 36. An impairment loss and subsequent remeasurement gains or losses are recorded in profit or loss. Gains are recognized up to the cumulative amount of the previously recognized impairment loss.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Other comprehensive income (loss) in respect of an assets or a group of non-current assets that are classified as held for sale is presented separately in equity.

When the Company no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

When the Company is committed to a sale plan that results in loss of control over a subsidiary, the subsidiary's entire assets and liabilities are classified as held for sale, regardless of whether the Company will retain any non-controlling interests in the subsidiary.

A discontinued operation is a component of the Company that represents a separate major line of business operation or geographical area of operations that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation (including comparative data) are presented separately in the statement of profit or loss, net of the tax effect.

k.	Leases:

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

l.	Property, plant and equipment, net:

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

m.	Intangible assets:

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

Amortization is calculated on a straight-line basis over the useful life of the assets as follows:

Years

Customer relationship	5 - 8
Brand name	9
Other intangibles	9

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Impairment of non-financial assets:

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

The following criteria are applied in assessing impairment of these specific assets:

Goodwill in respect of subsidiaries:

The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

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

4.	Put option granted to non-controlling interests:

When the Group grants non-controlling interests a put option, the non-controlling interests are classified as a financial liability and are not accorded their share in the subsidiary's earnings. At each reporting date, the financial liability is measured on the basis of the estimated present value of the consideration to be transferred upon the exercise of the put option / based on the fair value of the consideration. Changes in the amount of the liability are recorded in profit or loss.

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

The amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The best estimate of the expenditure required to settle the present obligation is the amount that the Company would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. Where a single obligation is being measured, the individual most likely outcome may be the best estimate of the provision.

Following are the types of provisions included in the financial statements:

Warranty:

The Group recognizes a provision for warranty when the product is sold or when the service is provided to the customer. The provision for warranty is initially recognized based on past experience. The estimate underlying the provision for warranty is reviewed on an annual basis.

Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Costs of dismantling, removing and restoring sites:

A provision is recognized in respect of those lease agreements for which the Group is obligated to restore the leased asset to its original condition at the end of the lease period, after dismantling and rehabilitation of the site, as necessary.

Restructuring:

A provision for restructuring is only recognized when the Company has approved a detailed formal plan identifying the business or the part of the business that is concerned, the location and the number of employees affected by the restructuring and there is a detailed reliable estimate of the associated costs and the timing of the plan. Also, there must be a valid expectation by the parties affected by the restructuring that the restructuring will be implemented or it has already commenced.

A restructuring provision includes only the direct expenditures arising from the restructuring, which are those that are both: necessarily entailed by the restructuring, and not associated with the ongoing activities of the Company.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Onerous contracts:

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received by the Group from the contract. The provision is measured at the lower of the present value of the anticipated cost of exiting from the contract and the present value of the net anticipated cost of fulfilling it.

Levies:

Levies imposed on the Company by government entities through legislation, are accounted for pursuant to IFRIC 21 according to which the liability for the levy is recognized only when the activity that triggers payment occurs.

r.	Share-based payment transactions:

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

s.	Earnings (loss) per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period.

Potential Ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the CompanyChanges in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("the Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on January 1, 2023.

The application of the above Amendment did not have a material impact on the Company's consolidated financial statements.

2.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 ("the Amendment").

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

The Amendment applies for annual reporting periods beginning on January 1, 2023. In relation to leases and decommissioning obligations, the Amendment is applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment is recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The application of the Amendment did not have a material impact on the Company's consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

-
Loss of control of subsidiary:

On November 7, 2022, Trichome filed a petition with the Superior Court of Ontario for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its business and financial affairs. Management applied judgement in assessing whether this event represented a loss of control of Trichome. On filing of CCAA, which included a request for an order to approve a sale and investment solicitation process and to approve a stalking horse agreement of purchase and sale, management concluded that the Company ceased to have the power to direct the relevant activity of Trichome because substantive rights were granted to other parties through the CCAA proceedings that restricted the decision making ability of the Company to the extent that the Company was unable to demonstrate power over Trichome. As a result, the Company accounted for a loss in control and Trichome was deconsolidated on November 17, 2022 (see Note 1 and Note 25).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates":

In August 2023, the IASB issued "Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates")" ("the Amendments") to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity's financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments .

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	BUSINESS COMBINATIONS

Oranim Pharmacy:

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

A "Put" option and a "Call" option were agreed between parties accordingly the seller has a sole "Put" option to sell the remaining shares any time, and the Company has a sole "Call" option to purchase the remaining shares of the seller any time, for a period of 36 months. The value of Oranim will be determined within 30 days from exercise notice by one of the parties. The "Put" option exercise price in the first 12 months will have a 15% discount and the "Call" option exercise price will have an extra 15% to the agreed value. Over the next 12 months the discount/extra payment for the "Put" option and for the "Call" option will be 10% each and for the last 12 months 2.5% each.

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

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. As of December 31, 2023 and 2022, there were no material past-due receivables.

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2023	2022

Prepaid expenses	$210	$1,488
Government authorities	1,899	1,557
Related parties (see Note 24)	-	83
Non-independent director – L5 Capital (See note 1)	839	-
Other receivables	941	195

	$3,889	$3,323

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	BIOLOGICAL ASSETS

The Group’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at of January 1, 2022	$1,687

Production costs capitalized	7,744
Changes in fair value less cost to sell due to biological transformation	84
Transferred to inventory upon harvest	(9,025)
Restructuring disposal	(108)
Foreign exchange translation	62
Deconsolidation of Trichome (see Note 25)	(444)

Balance at of December 31, 2022	-

Balance at of December 31, 2023	-

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

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

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	December 31,		10% change as at December 31,
	2023	2022	2023	2022

Average selling price per gram of dried cannabis (in CAD)	-	$3.21	-	$60
Average post-harvest costs per gram of dried cannabis (in CAD)	-	$0.75	-	$17
Attrition rate	-	51%	-	44%
Average yield per plant (in grams)	-	38	-	42
Average stage of growth	-	82%	-	39%

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Group’s estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 9:-	INVENTORY

	December 31, 2023
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$3,735	$-	$3,735
Finished goods:
Packaged dried cannabis	4,667	984	5,651
Other products	590	-	590

Balance as of December 31, 2023	8,992	984	9,976

	December 31, 2022
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$5,364	$1,265	$6,629
Finished goods:
Packaged dried cannabis	8,665	549	9,214
Other products	742	-	742

Balance as of December 31, 2022	$14,771	$1,814	$16,585

During the years ended December 31, 2023, 2022 and 2021, inventory expensed to cost of revenue of cannabis products was $35,154, $63,517 and $43,720, respectively, which included $984, $4,342 and $8,796 of non-cash expense (out of which, a total of $nil, $2,528 and $226 attributable to the discontinued operations of the Canadian entities, see Note 25), respectively, related to the changes in fair value of inventory sold.

Cost of revenues in 2023, 2022 and 2021, also include production overhead not allocated to costs of inventory produced and recognized as an expense as incurred.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Production equipment and furniture	Greenhouse structure	Computer, software and equipment	Motor vehicles	Total
Cost:

Balance at January 1, 2022	$23,156	$8,270	$2,182	$1,039	$370	$35,017
Additions during the year	267	795	49	240	211	1,562
Deconsolidation of Trichome	(13,770)	(4,186)	-	(302)	(52)	(18,310)
Foreign currency translation	(104)	(173)	(120)	(46)	(79)	(522)

Balance at December 31, 2022	9,549	4,706	2,111	931	450	17,747
Additions during the year	387	41	-	66	87	581
Foreign currency translation	(37)	(8)	-	(75)	(26)	(146)

Balance at December 31, 2023	9,899	4,739	2,111	922	511	18,182

Accumulated depreciation:

Balance at January 1, 2022	1,742	1,952	676	333	46	4,749
Depreciation during the year	1,549	988	139	286	82	3,044
Impairment	5,258	1,931	1,377	52	37	8,655
Deconsolidation of Trichome	(2,428)	(1,095)	-	(121)	(21)	(3,665)
Foreign currency translation	(28)	(119)	(81)	(17)	(12)	(257)

Balance at December 31, 2022	6,093	3,657	2,111	533	132	12,526
Depreciation during the year	218	135	-	215	76	644
Foreign currency translation	(10)	-	-	(30)	(6)	(46)

Balance at December 31, 2023	6,301	3,792	2,111	718	202	13,124

Depreciated cost at December 31, 2023	$3,598	$947	$-	$204	$309	$5,058

Depreciated cost at December 31, 2022	$3,456	$1,049	$-	$398	$318	$5,221

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET

	Cultivations and processing license *)	Customer relationships	Brand	Goodwill	Other	Total
Cost:

Balance at January 1, 2022	$9,961	$10,674	$11,363	$121,578	$202	$153,778
PPA adjustments during measurement period	-	5,715	-	(2,774)	-	2,941
Disposals	(1,581)	-	-	-	-	(1,581)
Deconsolidation of Trichome	(5,856)	(2,932)	(9,799)	-	(131)	(18,718)
Foreign currency translation adjustments	-	(381)	-	(904)	(48)	(1,333)

Balance at December 31, 2022	2,524	13,076	1,564	117,900	23	135,087
PPA adjustments during measurement period	-	2,225	-	-	-	2,225
Disposals	-	(2,225)	-	-	-	(2,225)
Foreign currency translation adjustments	-	(361)	-	336	-	(25)

Balance at December 31, 2023	2,524	12,715	1,564	118,236	23	135,062

Accumulated amortization:

Balance at January 1, 2022	774	469	8	275	64	1,590
Amortization recognized in the year	767	1,503	7	-	66	2,343
Impairment	1,215	4,461	1,501	107,854	4	115,035
Deconsolidation of Trichome	(1,083)	(365)	-	-	(114)	(1,562)

Balance at December 31, 2022	1,673	6,068	1,516	108,129	20	117,406
Amortization recognized in the year	18	1,730	7	-	3	1,758

Balance at December 31, 2023	1,691	7,798	1,523	108,129	23	119,164

Amortized cost at December 31, 2023	$833	$4,917	$41	$10,107	$-	$15,898

Amortized cost at December 31, 2022	$851	$7,008	$48	$9,771	$3	$17,681

*)	The licenses consist of GMP and GDP licenses.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

Goodwill and intangible assets amortization and impairment:

For the year ended December 31, 2021, the Company recorded a goodwill impairment in the amount of $275 related to Adjupharm.

For the year ended December 31, 2022, the Company recorded a goodwill and intangible assets impairment in the amount of $107,854 and $3,067, respectively, related to Trichome (see Note 25).

For the year ended December 31, 2023, the Company did not recorded a goodwill and intangible assets impairment.

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

During the years ended December 31, 2023, 2022 and 2021, the Group recorded amortization expenses in the amount of $1,758, $2,343 and $1,158, respectively. During the year ended December 31, 2023, the Group recorded amortization expenses from continuing operations in the amount of $1,758. The amortization expenses are included in the selling and marketing expenses.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 12:-	RIGHT-OF-USE ASSETS

	buildings	Motor vehicles	Total
Cost:

Balance at January 1, 2022	$19,514	$546	$20,060
Additions during the year:
New leases	302	311	613
Disposals during the year	(315)	-	(315)
Termination of leases	(1,804)	(207)	(2,011)
Deconsolidation of Trichome	(13,130)	(43)	(13,173)
Currency translation adjustments	(225)	(32)	(257)

Balance at December 31, 2022	4,342	575	4,917
Additions during the year:
New leases	-	309	309
Termination of leases	-	(240)	(240)
Currency translation adjustments	(132)	(29)	(161)

Balance at December 31, 2023	4,210	615	4,825

Accumulated depreciation:

Balance at January 1, 2022	1,659	239	1,898
Additions during the year:
Depreciation and amortization	1,768	176	1,944
Termination of leases	(453)	(91)	(544)
Impairment	1,907	6	1,913
Deconsolidation of Trichome	(2,164)	(10)	(2,174)
Currency translation adjustments	(35)	(14)	(49)

Balance at December 31, 2022	2,682	306	2,988
Additions during the year:
Depreciation and amortization	453	141	594
Currency translation adjustments	(48)	(16)	(64)

Balance at December 31, 2023	3,087	431	3,518

Depreciated cost at December 31, 2023	1,123	184	1,307

Depreciated cost at December 31, 2022	$1,660	$269	$1,929

The Group has entered into leases of land, buildings and motor vehicles which are used for the Group's operations.

Leases of buildings have lease terms of between 5 and 12 years, whereas leases of motor vehicles usually have lease terms of 3 years.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 13:-	CREDIT FROM BANKS AND OTHERS

	December 31,
	2023	2022

Short-term credit from banks	$3,227	$5,084
Short-term credit from others	6,090	4,162
Check receivables	2,802

	$12,119	$9,246

1.
In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base is available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”).

The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%. During the first quarter of 2023 the Company reduced total commitment to NIS 10,000 (approx. $3,600).

On May 17, 2023, the Company and Bank Mizrahi entered to new credit facility with total commitment of up to NIS 10,000 (approximately $3,600) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of NIS 5,000 credit line and NIS 5,000 loan to be settled with 24 monthly installments from May 2023. This loan bears interest at the Israeli Prime interest rate plus 2.9%.

As of December 31, 2023 Focus has drawn down $3,227 in respect of the new Mizrahi facility (comprised of approx. $1,827 credit line and $1,400 loan). The New Credit facility is also subject to several covenants to be measured on a quarterly basis which are not met as of December 31, 2023, therefore the loan is classified as short-term loan.

The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the New Mizrahi Facility to remain effective.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 13:-	CREDIT FROM BANKS AND OTHERS (Cont.)

2.
On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 thousands (approximately $4,000) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistics Center of Adjupharm. In addition, CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

On October 25, 2023, IMC Holdings and ADI signed an amendment to the ADI Agreement, extending the loan period by an additional 3 months. During this extended period, the interest rate will be 15%, with associated fees and commissions of 3% per annum for the application fee and an origination fee of 3% per annum (See also see note 26).

3.
On July 3rd, 2023, the Company entered into a short-term loan agreement with a non-financial institution in the amount of NIS 1,000 thousands (approx. $358). The Loan beard interest rate of 10% and was repaid in October 2023, according to the Loan Agreement terms.

4.
During October 2023, the Company entered into a series of short-term loans for aggregate gross proceeds of NIS 5,882 thousands (approximately $2,000) from certain lenders, including a director and officer of the Company. Out of the aggregate gross proceeds, a director and officer of the Company loaned an amount of NIS 500 thousands (approximately $170) to the Company.

NOTE 14:-	TRADE PAYABLES

	December 31,
	2023	2022

Open accounts in Israel	$3,686	$9,113
Open accounts abroad	5,537	6,199

	$9,223	$15,312

NOTE 15:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2023	2022

Accrued expenses	$1,615	$1,848
Employees and payroll accruals	1,003	1,066
Government authorities	2,444	1,617
Related parties	239	693
Advances from customers	787	31
Liabilities for restructuring	117	116
Other payables	13	642

	$6,218	$6,013

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 16:-	EMPLOYEE BENEFIT LIABILITIES, NET

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to chapter 14 to the Severance Pay Law, as specified below. The Group’s liability is accounted for as a post-employment benefit only for employees not under chapter 14. The computation of the Group’s employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation. As of December 31, 2023 all employees are under chapter 14.

NOTE 17:-	FINANCIAL INSTRUMENTS

a.
Management believes that the carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, loans receivables, trade payables, bank loans, other account payables and accrued expenses and purchase consideration payable and approximate their fair value due to the short-term maturities of these instruments.

b.
For the years ended December 31, 2023, 2022 and 2021, the Company recognized a revaluation gain (loss) from remeasurement of warrants in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense). (See also note 20f).

c.	On December 26, 2019, IMC entered into a share purchase agreement (the “SPA”) with Xinteza API Ltd. ("Xinteza"), a company with a unique biosynthesis technology.

On February 24, 2022, IMC entered into a Simple Agreement for Future Equity (SAFE) with Xinteza, under which IMC Holdings invested US$100 thousand (approximately $125), in exchange for additional future shares of Xinteza.

As of December 31, 2023 and 2022, the fair value of the Xinteza was categorized within Level 3 of the fair value hierarchy. The fair value was based on financing rounds for the purchase of preferred shares during 2022.

The investment in the investee is accounted for as financial asset measured at fair value through profit or loss. The fair value of the investment as of December 31, 2023 and 2022, was $2,285 and $2,410, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

d.	Financial risk management:

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

At the reporting date, the Group's exposure to investments in unlisted shares measured at fair value was $2,285.

Credit risk:

The maximum credit exposure as of December 31, 2023, is the carrying amount of cash and cash equivalents, trade receivables and other current assets. The Group does not have significant credit risk with respect to outstanding trade receivables. All cash and cash equivalents are placed with major Israeli financial institutions.

Liquidity risk:

As of December 31, 2023, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, bank loans and, checks receivables and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2023, management considers liquidity risk to be high. The table below summarizes the maturity profile of the Group’s bank loans and others and lease liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2023

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$499	$899	$-	$-
Bank loans and others	12,119	394	-	-

Total	$12,618	$1,293	$-	$-

December 31, 2022

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$922	$1,830	$598	$-
Bank loans and others	9,246	399	-	-

Total	$10,168	$2,229	$598	$-

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17:-	FINANCIAL INSTRUMENTS (Cont.)

e.
On November 29, 2022, the IMC signed on a convertible loan agreement with Telekana Ltd. (“Telekana”), a Pharmacy for sell of medical Cannabis accordingly IMC will loan a total of $611. The loan will be converted to 1,040 shares representing 51% of the total common share of Telekana , at the earlier of the following events; (i) Telekana will receive the permit for sell of medical Cannabis from the Israeli Ministry of Health, (ii) IMC sole decision to convert. The permit was received on November 13, 2023.

As of December 31, 2023, IMC didn’t start the regulatory process of receiving the Israeli Ministry of Health approval for the conversion.

For the years ended December 31, 2023, 2022, IMC recognized a revaluation gain (loss) from remeasurement of the loan.

The maturity profile of the Group's other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of December 31, 2023 and 2022, are less than one year.

Currency rate risk:

As of December 31, 2023, a portion of the Group's financial assets and liabilities held in Euro, NIS and USD consist of cash and cash equivalents in the amount of EUR 278 thousand (approximately $407), NIS 3,698 thousand (approximately $1,350), USD 15 thousand (approximately $20), respectively. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

f.	Changes in liabilities arising from financing activities:

	Loans	Lease liabilities	Warrants	Total liabilities arising from financing activities

Balance as of January 1, 2022	$9,894	$19,374	$6,022	$35,290

Additions for new loans	4,660	-	-	4,660
Additions for new leases	-	613	-	613
Repayments	-	(3,085)	-	(3,085)
Effective interest	-	1,429	-	1,429
Effect of exchange rate differences	(1,135)	(2,056)	-	(3,191)
Deconsolidation of Trichome	(3,774)	(14,386)	-	(18,160)
Effect of changes in fair value	-	-	(6,014)	(6,014)

Balance as of December 31, 2022	9,645	1,889	8	11,542

Additions for new loans	655	-	-	655
Additions for new leases	-	309	-	309
Receivables checks	2,802	-	-	2,802
Repayments	-	(649)	-	(649)
Effective interest	-	63	-	63
Effect of exchange rate differences	(589)	(343)	6,986	6,054
Deconsolidation of Trichome
Effect of changes in fair value	-	-	(6,956)	(6,956)

Balance as of December 31, 2023	12,513	1,269	38	13,820

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES (Cont.)

A hearing was initially set to December 1, 2021 but postponed several times in order to allow the parties to negotiate towards a resolution. The hearing was set to June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

On June 22, 2023, a hearing took place before the esteemed Honorable Judge Orit Kertz. During the hearing it was decided that the defendants and the municipal committee's attorney would engage in negotiations and make diligent efforts to reach a settlement before August 15, 2023. The responsibility of informing the court about any progress concerning a potential settlement was assigned to the attorney representing the municipal committee. On September 9, 2023, the municipal committee's attorney was summoned to appear at a hearing before the Honorable Judge Orit Kertz. The hearing was postponed to December 28, 2023 due to the 2023 Israel–Hamas war as will be further specified under “RISK FACTORS"” section of the MD&A.

On January 2, 2024, the Company announced that the construction proceedings against Focus, were concluded on December 28, 2023. The company maintains "de facto" control of Focus. Focus was indicted and a fine of CAD$129,000 has been imposed. The cultivation facility, which was the focus of the proceedings, was closed in June 2022 in alignment with the Company's strategic shift towards import and sales.

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

1.
The contractual party of the Company was not the Stroakmont & Atton. The contract with Stroakmont & Atton was only concluded as a sham transaction in order to cover up a contract with a company named Uniclaro. Therefore, Stroakmont & Atton is not the real purchaser rather than Uniclaro GmbH.

2.
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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES (Cont.)

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

Unicolor GmbH vs. adjupharm

On December 22, 2022, Uniclaro GmbH filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro GmbH (“Uniclaro”) is claiming the purchase price for 300,000 Covid-19 rapid tests in the total amount of EUR 1,046,010 (approximately $1,540), including VAT, in exchange for 300,000 Covid-19 rapid tests which Uniclaro has in its storage.

Uniclaro alleges in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand "Clongene". Furthermore, Uniclaro claims that the order was placed verbally on March 23, 2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES (Cont.)

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-19 rapid tests as in the Stroakmont & Atton Claim. On February 23, 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims. As a next step, Uniclaro is allowed to respond to the Company's statement of defense.

At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of these proceedings. Therefore, no provision has been recorded in respect of this claim.

NOTE 19:-	TAXES ON INCOME

a.	Tax rates applicable to the Group:

1.	The Company is subject to tax rates applicable in Canada. The combined federal and provincial rate for 2023 and 2022 is 26.5%.

2.	The Israeli subsidiaries are subject to Israeli corporate income tax rate of 23% in 2023 and 2022.

3.	The German subsidiary is subject to weighted tax rate of approximately 29.1% (composed of Federal and Municipal tax).

b.
Carryforward losses for tax purposes:

Carryforward operating tax losses of the Israeli subsidiaries total approximately $8,000, as of December 31, 2023. These losses can be carried forward to future years and offset against taxable income in the future without any time limitation. The company did not record deferred tax assets with regards to IMC, Focus and I.M.C. Pharma Ltd. since the Companies does not anticipate to utilize the net operating losses in the foreseeable future.

Carryforward operating tax losses of the German subsidiary as of December 31, 2023, amounted to approximately $15,599. Accumulated tax losses can be carried forward without time restrictions and can be deducted from future profits and capital gains unless they exceed €1,000 thousand (approximately $1,465). Any excess of such amount will be limited to 60% of the profits or capital gains. Unused carried forward losses will be subject to such limitation in the future. No deferred tax assets were recorded with regards to the German subsidiary since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19:-	TAXES ON INCOME (Cont.)

c.	Income tax expense (benefit):

	Year ended December 31,
	2023	2022	2021

Current	$182	$688	$243
Deferred, net	394	(1,810)	278
Income tax from previous years	195	(16)	(21)

	$771	$(1,138)	$500

d.	Deferred taxes:

	December 31,
	2023	2022
Deferred tax assets:

Carryforward tax losses and other	$-	$731
Other deferred tax assets	-	32

	-	763
Deferred tax liabilities:

Intangible assets	963	1,285
Other	-	47

	963	1,332

Deferred tax liabilities, net	$(963)	$(569)

The deferred taxes are reflected in the statements of financial position as follows:

	December 31,
	2023	2022

Non-current assets	$-	$763

Non-current liabilities	$963	$1,332

The deferred taxes are computed based on the tax rates that are expected to apply upon realization.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of tax expense (benefit) and the accounting loss multiplied by the Company's domestic tax rate for:

	Year ended December 31,
	2023	2022	2021

Loss before income tax	$(9,457)	$(26,060)	$(164)

Statutory tax rate in Canada 26.5%	(2,506)	(6,906)	(43)

Increase (decrease) in income tax due to:

Non-deductible expenses (non-taxable income), net for tax purposes	(122)	1,764	(4,208)
Effect of different tax rate of subsidiaries	169	599	310
Adjustments in respect of current income tax of previous years	195	(16)	(21)
Recognition (derecognition) of tax benefit in respect of losses of previous years	1,565	-	846
Unrecognized tax benefit in respect of loss for the year	1,432	4,037	4,093
Other adjustments	38	(616)	(477)

Income tax expense (benefit)	$771	$(1,138)	$500

NOTE 20:-	EQUITY

a.	Composition of share capital:

	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common Shares without par value	Unlimited	13,394,136	Unlimited	7,569,526

Common Shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	EQUITY (Cont.)

On November 14, 2022, the Company's shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b.	Capital issuances:

On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 608,696 Common Shares (each an “Offered Share”) at a price of US$57.5 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,000). The Company also issued 304,348 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 304,348 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	EQUITY (Cont.)

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

In January and February of 2023, the Company issued an aggregate of issued 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535 (approximately $4,792) in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 (approximately $224). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896 (approximately $3,926) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	EQUITY (Cont.)

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2022	6,811,620

Common shares issued as a result of options exercises	21,736
Common shares issued in settlement of purchase consideration of business combination	126,006
Issuance of treasury Common shares	10,165
Issuance of Common shares	599,999

Balance as of December 31, 2022	7,569,526

Issuance of Common Shares pursuant to debt settlement	492,492
Issuance of Common Shares pursuant to vested RSUs	54,999
Issuance of Common shares	5,277,119

Balance as of December 31, 2023	13,394,136

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	EQUITY (Cont.)

d.	Share option plan:

Awards granted under the company’s current plan which was approved by the board of directors on December 19, 2018 (“2018 Plan”) are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in eight equal installments upon the lapse of each three-month period thereafter. Subject to the discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the date of the grant, the award expires. As of December 31, 2023, 746,352 Ordinary shares are available for future grants under the 2018 Plan.

	Year ended December 31,
	2023	2022

Exercise price (in CAD)	$1.1	$2.3-$27.3
Dividend yield (%)	-	-
Expected life of share options (years)	5	4-5
Volatility (%)	104.4-109.35	77.04-107.03
Annual risk-free rate (%)	3.55-3.65	1.43-3.85
Share price (in CAD)	$1.1	$2.3-$27.3

The weighted average fair value of each option on the grant date, for the years ended December 31, 2023, 2022 and 2021, amounted to $28.2, $31.9 and $41.6, respectively.

The following table lists the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Year ended December 31, 2023
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	519,170	37.6

Options granted during the year	3,000	1.1
Options exercised during the year	-	-
Options forfeited during the year	(196,718)	(51.78)

Options outstanding at the end of year	325,452	28.72

Options exercisable at the end of year	299,442	28.39

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	EQUITY (Cont.)

	Year ended December 31, 2022
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	544,325	39.1

Options granted during the year	32,503	10.85
Options exercised during the year	(22,705)	16
Options forfeited during the year	(34,953)	49.9

Options outstanding at the end of year	519,170	37.6

Options exercisable at the end of year	360,769	36.95

*) Includes $nil Options exercised under cashless mechanism to $nil Common shares.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2023 and 2022 was 3.76 years and 4.32 years, respectively.

The share-based payment expenses for the years ended December 31, 2023, 2022 and 2021, amounted to $225, $2,637 and $5,422, respectively.

The following table lists the number of restricted share units (“RSUs”) as of December 31, 2023:

Number of RSU

Outstanding at the beginning of the year	55,000

Granted during the year	-

Outstanding at the end of the year	55,000

Exercisable at the end of year	-

e.	Other convertible securities:

As of December 31, 2023, there are 18,261 compensation warrants. Each compensation warrant is exercisable for one Common Share at an exercise price of US$ 66.1 (approximately $84.2). These warrants are exercisable until November 5, 2024.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20:-	EQUITY (Cont.)

f.
On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 608,696 Common Shares (each an “Offered Share”) at a price of US$57.5 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,000). The Company also issued 304,348 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 304,348 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

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

As of December 31, 2023 and 2022, there were 6,063,960 and 304,348 warrants outstanding re-measured according to Black & Scholes model, in the amount of $38 and $8, respectively. As a result, for the years ended December 31, 2023, 2022 and 2021, the Company recognized a revaluation gain of $6,955, $6,014 and $5,810, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense), respectively.

The warrants fair value was measured using the Black & Scholes model with the following key assumptions:

	Issue date
	May 2023	February 2023	May 2021

Expected volatility	48.43%	48.43%	48.43%
Share price (Canadian Dollar)	0.48	0.48	0.48
Expected life (in years)	2.342	2.096	2.342
Risk-free interest rate	4.12%	4.12%	4.12%
Expected dividend yield	0%	0%	0%
Fair value:

Per Warrant (Canadian Dollar)	$0.009	$0.006	$0
Total Warrants (Canadian Dollar in thousands)	$5	$33	$0

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 21:-	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

a.	Additional information on revenues:

	Year ended December 31,
	2023	2022	2021

Israel	43,316	50,500	25,431
Foreign countries	5,488	3,835	8,622

	48,804	54,335	34,053

b.	Cost of sales and services:

	Year ended December 31,
	2023	2022	2021

Salaries	457	759	1,849
Materials	36,265	36,738	18,528
Professional fees	418	202	1,303
Depreciation	7	55	850
Others Cost of sales expenses	827	5,290	2,928

	37,974	43,044	25,458

c.	Selling and marketing expenses:

	Year ended December 31,
	2023	2022	2021

Salaries	5,677	6,398	2,452
Selling and Marketing	1,568	2,075	3,484
Professional fees	36	66	112
Depreciation	2,320	1,941	359
Other Selling and marketing expenses	1,187	993	318

	10,788	11,473	6,725

d.	General and administrative expenses:

	Year ended December 31,
	2023	2022	2021

Salaries	2,314	4,027	4,192
Insurance	1,847	1,566	2,448
Professional fees	4,095	4,689	7,229
Depreciation	669	819	916
Impairment	-	3,905	-
Other General and Administration	2,083	6,454	2,436

	11,008	21,460	17,221

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 22:-	NET LOSS PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Year ended December 31,
	2023		2022
	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	12,819	$(9,498)	7,181	$(22,511)

Effect of potential dilutive Ordinary shares - warrants	-	-	304	(6,014)

For the computation of diluted net earnings from continuing operations (*)	12,819	$(9,498)	7,485	$(28,525)

For the computation of basic and diluted net earnings from discontinued operations (*)	-	-	7,181	$(166,379)

*)	For 2023 and 2022, potentially dilutive securities (share options) were excluded from the calculation of diluted earnings per share as they are antidilutive.

**)	Including the effect of Share Consolidation (See Note 20a).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23:-	OPERATING SEGMENTS

Reporting operating segments:

	Israel	Germany	Adjustments	Total
Year ended December 31, 2023

Revenue	$43,316	$5,488	$-	$48,804

Segment loss	(6,627)	(1,615)	-	(8,242)

Unallocated corporate expenses			(4,550)	(4,550)

Total operating loss				(12,792)

Depreciation, amortization and impairment	$2,823	$173	$-	$2,996

	Israel	Germany	Adjustments	Total
Year ended December 31, 2022

Revenue	$50,500	$3,835	$-	$54,335

Segment loss	$(23,606)	$(3,225)	$-	$(26,831)

Unallocated corporate expenses			$(3,960)	$(3,960)

Total operating loss				$(30,791)

Depreciation, amortization and impairment	$6,747	$200	$-	$6,947

	Israel	Germany	Adjustments	Total
Year ended December 31, 2021

Revenue	$25,431	$8,622	$-	$34,053

Segment loss	$(10,653)	$(5,142)	$-	$(15,795)

Unallocated corporate expenses			$(7,240)	$(7,240)

Total operating loss				$(23,035)

Depreciation, amortization and impairment	$1,424	$701	$-	$2,125

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24:-	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

Balances and transactions:

The following table summarizes balances with related parties in the statements of financial position:

	December 31,
	2023	2022

Other accounts receivables	$-	$83

Other accounts payables	$239	$693

The following table summarizes the transactions with related parties in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2023	2022	2021

General and administrative and Interest expenses	$641	$1,064	$1,116

Transactions with related parties mainly includes compensation for management services and bonus in the ordinary course of business and short-term lease payments.

b.	Compensation of key management personnel of the Group:

The Company's key management personnel are the directors, senior executives and a managing company which provides the Company with key management personnel services.

	Year ended December 31,
	2023	2022	2021

Payroll and related expenses	$704	$916	$1,379

Share-based compensation	$513	$437	$4,349

Professional fees *)	$852	$1,040	$1,029

*)	Includes payments to shareholders for the years ended 2023, 2022 and 2021 of $475, $503 and $455, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

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

In the context of the CCAA filing, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities. The Trichome group was party to transactions with the Company and its consolidated subsidiaries entered into in the normal course of business; these transactions include recharge of various corporate expenses for services benefiting Trichome group and sell of inventory. Up to the date of the CCAA filing, these transactions were eliminated on consolidation and had no impact on the Company’s consolidated statement of profit or loss. After deconsolidating Trichome group, these transactions are treated as third-party transactions in the Company's financial statements. The amount of these related-party transactions during the period of November 7, 2022 to December 31, 2022 were $921.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The assets and liabilities of Trichome Group included in the consolidated statement of financial position as of December 31, 2021, and immediately prior to the deconsolidation on November 6, 2022, are as follows:

	November 6, 2022	December 31, 2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$406	$3,171
Trade receivables	1,047	8,486
Other accounts receivable	2,194	11,198
Loans receivable	1,010	2,708
Biological assets	444	1,435
Inventories	6,784	9,715

	11,885	36,713
NON-CURRENT ASSETS:
Property, plant and equipment, net	14,645	21,236
Derivative assets	-	14
Right-of-use assets, net	10,999	14,570
Intangible assets, net	17,157	22,846
Goodwill	-	107,854

	42,801	166,520

Total assets	$54,686	$203,233

LIABILITIES

CURRENT LIABILITIES:
Trade payables	$7,266	$4,667
Bank loans and credit facilities	3,774	8,684
Other accounts payable and accrued expenses	25,217	14,019
Current maturities of operating lease liabilities	869	841

	37,126	28,211
NON-CURRENT LIABILITIES:
Operating lease liabilities	13,517	14,883
Deferred tax liability, net	2,872	4,065

	16,389	18,948

Total liabilities	$53,515	$47,159

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The results of discontinued operations of Trichome are summarized as follows:

	Period ended November 6, 2022	Year ended December 31, 2021

Revenues	$28,171	$20,247
Cost of revenues	24,227	16,960

Gross profit before fair value adjustments	3,944	3,287

Fair value adjustments:
Unrealized change in fair value of biological assets	399	902
Realized fair value adjustments on inventory sold in the period	(2,528)	(226)

Total fair value adjustments	(2,129)	676

Gross profit	1,815	3,963

General and administrative expenses	38,464	14,998
Impairment of goodwill, intangible assets, right-of-use assets and fixed assets	115,112	-
Selling and marketing expenses	4,912	2,270
Restructuring expenses	4,506	-
Share-based compensation	1,130	2,049

Total operating expenses	164,124	19,317

Operating loss	(162,309)	(15,354)

Finance expenses, net	(5,264)	(2,495)

Loss before income taxes	(167,573)	(17,849)
Income tax expense (benefit)	(1,194)	5

Net loss from discontinued operations, net of tax	$(166,379)	$(17,854)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

Below are data of the net cash flows provided by (used in) the discontinued operations:

	Period ended November 6, 2022	Year ended December 31, 2021

Operating activities	$(300)	$(10,621)

Investing activities	$(615)	$(1,434)

Financing activities	$(1,850)	$14,864

*)	From business combination dated, March 18, 2021.

NOTE 26:-	SUBSEQUENT EVENTS

a.	Loan from ADI

On February 26, 2024, IMC Holdings and ADI signed an additional amendment to the ADI Agreement, extending the loan period until April 15, 2024, with the same terms as the first amendment (see note 13(2)).

b.	Potential Reverse Merger with Kadimastem

On February 28, 2024, the Company announced that it has entered into a non-binding term sheet dated February 13, 2024, as amended (the “Term Sheet”), and a Loan Agreement with the Company, with Israel-based Kadimastem Ltd, a clinical cell therapy public company traded on the Tel Aviv Stock Exchange under the symbol (TASE:KDST) (“Kadimastem”), whereby the parties will complete a business combination that will constitute a reverse merger into the Company by Kadimastem (the “Proposed Transaction”).

The Proposed Transaction will be effected by way of a plan of arrangement involving a newly created wholly-owned subsidiary of IMC and Kadimastem (the “Arrangement”). The resulting issuer that will exist upon completion of the Proposed Transaction (the “Resulting Issuer”) will change its business from medical cannabis to biotechnology and, at the closing of the Proposed Transactions (the "Closing").

Kadimastem shareholders will hold 88% of the common shares of the Resulting Issuer (the “Resulting Issuer Shares”) and the shareholders of the Company will hold 12% of the Resulting Issuer Share. Parties may agree, in the Definitive Agreement, on a different structure of equity in lieu of the warrants with a similar result. The Proposed Transaction is an arm’s length transaction Prior to Closing, IMC's existing medical cannabis operation and other current activities in Israel and Germany (the "Legacy Business") will be restructured (the “Spin-Out”) as a contingent value right (the "CVR"). The CVR will entitle the holders thereof to receive net cash, equity, or other net value upon the sale of the Legacy Business following the Closing, subject to the terms of the Loan Agreement.

The Legacy Business will be made available for potential sale to a third party for a period of up to 12 months from Closing (the "Record Date"). After the Record Date, any remaining Legacy Business in the CVR will be offered for sale through a tender process, subject to the terms of the best offer. The proceeds from the sale of the Legacy Business will be utilized to settle debts and distribute the remaining balance, if any, to CVR holders.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 26:-	SUBSEQUENT EVENTS (Cont.)

Pursuant to the terms of the Term Sheet, a loan agreement dated February 28, 2024 (the "Loan Agreement") was entered between IMC, a wholly-owned subsidiary of the Company and Kadimastem. Pursuant to the Loan Agreement, Kadimastem will provide a loan of up to US$650,000 to the Holding Company, funded in two installments: US$300,000 upon signing the Loan Agreement and US$350,000 upon the execution of the definitive agreement regarding the Proposed Transaction (the "Loan").

The Loan accrues interest at a rate of 9.00% per annum, compounding annually and is secured by the following collaterals and guarantees: (a) 10% of the proceeds derived from any operation sale under the CVR (“Charged Rights”), limited to the outstanding Loan Amount and expenses according to the Loan Agreement, accordingly Holding Company may, at its sole discretion, to record a second-ranked fixed charge over the Charged Rights or, alternatively, in case the existing pledges over the Charged Rights at the date of signing this Loan Agreement are subsequently discharged or removed, then the Borrower shall promptly record a first-ranking fixed charge over the Charged Assets with all applicable public records; provided that Holding Company shall not impose any new lien, mortgage, charge or pledge over the Charged Rights that did not exist on the date hereof, or any other liens, subject to customary exclusions; (b) the Holding Company shall use its best efforts to record a first-ranking fixed charge over the assets of its subsidiary, R.A Yarok Pharm Ltd, in due course when applicable and as deemed appropriate; and (c) a personal guarantee by Mr. Oren Shuster, IMC’s CEO.

Prior to the completion of the Proposed Transaction, IMC will call a meeting of its shareholders for the purpose of approving, among other matters.

c.
NASDAQ Compliance Notice

On January 31, 2024, the Company announced that it has received a 180-calendar day extension, until July 29, 2024, from the Nasdaq Stock Market ("Nasdaq"), to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Rule").

d.
35 Oak Holdings Ltd – Statement of Complaint

The Company, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim (the "Motion") The Motion has not been scheduled by the court.

At this time, the Company's management is of the view that the Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

Given the preliminary stage of the action, and that the Company have not yet conducted a full investigation of the factual defenses, it is too early to opine on the merits of the claim or whether it is more likely than not to result in an outflow of funds to the Company and if so, how much.

e.
Acquisition of Jerusalem’s Leading Medical Cannabis Pharmacy – Oranim Pharm

On January 12, 2024, the Company announced that the final sixth payment of the Oranim Pharmacy Acquisition and the reconciliation between the parties regarding the remaining transaction payments are being rescheduled to April 15, 2024.

Through a new amendment signed January 10, 2024, the sixth (6) payment as well as the reconciliation between the parties regarding all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) will incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of IMC Holdings Ltd. shares (51%) back to the seller, along with the revocation of the transaction.

f.	Exercise of Focus Option On February 26, 2024, IMC Holdings exercised its option and as of that date, the Company holds 74% of Focus.