Form 20-F/A
period 2023-12-31
IM Cannabis Corp.
filed 2024-09-19
CIK 1792030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐          No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of IM Cannabis Corp. (the “Company,” “IMC,” “Group,” “we,” “us,” and “our”) for the year ended December 31, 2023, which was originally filed with the Securities and Exchange Commission on March 28, 2024 (the “Original Filing” and together with this Amendment, the “Annual Report”).

The Company is filing this Amendment in order to file Exhibit 97 to the Annual Report – IM Cannabis Corp.’s Incentive Compensation Recovery Policy (the “Incentive Compensation Recovery Policy”).

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 3, 4 and 5 of the certifications have been omitted. The Company is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing.

ITEM 19. EXHIBITS

The following are filed as exhibits hereto:

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.
97*	IM Cannabis Corp. Incentive Compensation Recovery Policy
101.INS**	Inline XBRL Instance Document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* filed herewith.

** furnished herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: September 19, 2024	IM Cannabis Corp. By: /s/ Uri Birenberg Name: Uri Birenberg Title: Chief Financial Officer