Form 20-F
period 2024-12-31
IM Cannabis Corp.
filed 2025-03-31
CIK 1792030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,085,452 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Item 17 ☐         Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐          No ☒

TABLE OF CONTENTS

INTRODUCTION		5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		7
CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION		12
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	12
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12
ITEM 3.	KEY INFORMATION	12
A.	Reserved.	12
B.	Capitalization and Indebtedness	12
C.	Reasons for the Offer and Use of Proceeds	13
D.	Risk Factors	13
ITEM 4.	INFORMATION ON THE COMPANY	41
A.	History and Development of the Company	41
B.	Business Overview	47
C.	Organizational Structure	65
D.	Property, Plants and Equipment	65
ITEM 4A.	UNRESOLVED STAFF COMMENTS	66
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	66
A.	Operating Results	66
B.	Liquidity and capital resources	66
C.	Research and development, patents and licenses, etc	66
D.	Trend Information	67
E.	Critical Accounting Estimates	67
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	80
A.	Directors and Senior Management	80
B.	Compensation	83
C.	Board Practices	95
D.	Employees	102
E.	Share Ownership	103
F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	103
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	103
A.	Major Shareholders	103
B.	Related Party Transactions	105
C.	Interests of Experts and Counsel	107
ITEM 8.	FINANCIAL INFORMATION	107
A.	Consolidated Statements and Other Financial Information	107
B.	Significant Changes	113
ITEM 9.	THE OFFER AND LISTING	114
A.	Offer and Listing Details	114
B.	Plan of Distribution	114
C.	Markets	114
D.	Selling Shareholders	114
E.	Dilution	114
F.	Expenses of the Issue	114

ITEM 10.	ADDITIONAL INFORMATION	114
A.	Share Capital	114
B.	Memorandum and Articles of Association	114
C.	Material Contracts	119
D.	Exchange Controls	119
E.	Taxation	120
F.	Dividends and Paying Agents	127
G.	Statement by Experts	127
H.	Documents on Display	127
I.	Subsidiary Information	128
J.	Annual Report to Security Holders	128
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	128
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	128
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	128
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	128
ITEM 15.	CONTROLS AND PROCEDURES	129
A.	Disclosure Controls and Procedures	129
B.	Management’s Annual Report on Internal Control Over Financial Reporting	129
C.	Attestation Report of Registered Public Accounting Firm	129

INTRODUCTION

In this annual report on Form 20-F (this “Annual Report”), “Company,” “IMC,” “Group,” “we,” “us” and “our” refer to IM Cannabis Corp., and its consolidated subsidiaries, and Focus (as defined herein) an Israeli private company over which IMC Holdings (as defined herein) exercises “de facto” control under.

Information contained in this Annual Report is given as of December 31, 2024, the fiscal year end of Company, unless otherwise specifically stated.

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

Unless otherwise indicated and except for per share data and the information contained under “Item 6B. Compensation”, all dollar figures in this Annual Report are expressed in thousands and all references in this Annual Report to: (i) “dollars” or “CAD” or “$” are to Canadian dollars; (ii) “USD” or “US$” are to United States of America (“U.S.” or “United States”) dollars; (iii) “NIS” are to New Israeli Shekels; and (iv) “€” or to “Euros” are to Euros. All intercompany balances and transactions were eliminated on consolidation. Common shares, stock options, units, prefunded warrants, warrants, and prices, are not expressed in thousands.

On July 12, 2024, the Company consolidated all of its issued and outstanding Common Shares (as defined herein) on a 6:1 basis (the “July 2024 Consolidation”). All references to Common Shares, and securities issuable into Common Shares in this Annual Report, other than in documents dated prior to July 12, 2024, that are incorporated by reference in this Annual Report, reflect post-July 2024 Consolidation amounts unless otherwise indicated or the context otherwise requires. All documents dated prior to July 12, 2024, that are incorporated by reference in this Annual Report reflect pre-July 2024 Consolidation amounts unless otherwise indicated or the context otherwise requires.

References herein to “Q1 2023”, “Q2 2023”, “Q2 2024”, “Q3, 2024” and “Q4 2024” refers to the three months ended March 31, 2023, June 30, 2023, June 30, 2024, September 30, 2024, and December 31, 2024, respectively.

This Annual Report should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2024, and 2023 (the “2024 Annual Financial Statements”) and the accompanying management’s discussion and analysis for the years ended December 31, 2024, and 2023 (the “2024 Annual MD&A”). The 2024 Annual Financial Statements were prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the 2024 Annual Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

The 2024 Annual Financial Statements, includes the accounts of the Company, its consolidated subsidiaries and Focus, which includes, among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C. Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd.(1) (“Focus”)	Israel	Private company over which IMC Holdings exercises “de facto control” under IFRS 10
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Revoly Trading and Marketing Ltd. d/b/a Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings
Xinteza API Ltd (“Xinteza”)	Israel	Subsidiary of IMC Holdings
Shiran Societe Anonyme (“Greece”)	Greece	Subsidiary of IMC Holdings
IM Cannabis Holding NL B.V Netherlands (“IMC Holdings NL”)	Netherlands	Wholly-owned subsidiary of IMC Holdings
Oranim Plus Pharm Ltd. (“Oranim Plus”) 2)	Israel	Former subsidiary of IMC Holdings
Trichome Financial Corp. (3)	Canada	Former wholly-owned subsidiary
I.M.C Farms Israel Ltd. (“IMC Farms”). (4)	Israel	Wholly-owned subsidiary of IMC Holdings
IMCC Medical Herbs Ltd. (“IMCC Medical Herbs”)(5)	Israel	Wholly-owned subsidiary of IMC Holdings
High Way Shinua Ltd. (“High Way Shinua”)(6)	Israel	Subsidiary of IMC Holdings

(1)	Effective February 26, 2024, IMC Holdings exercised its option to acquire a 74% ownership stake in Focus.
(2)
Effective April 16, 2024, IMC Holdings no longer holds shares in Oranim Plus. For more information, please see “Item 4B. History and Development of the Company Important Events in the Development of the Business in Fiscal 2024 to the date of this Annual Report”.

(3)	Discontinued operations. Please see note 25 in the 2024 Annual Financial Statements
(4)	On January 8, 2025, the Israeli Companies Registrar approved the liquidation of IMC Farms, which will be completed within 100 days from the date of approval.
(5)	On January 13, 2025, the Israeli Companies Registrar approved the liquidation status of IMCC Medical Herbs, stating that the liquidation will be completed within 100 days from the date of approval.
(6)	On December 14, 2023, Israeli Companies Registrar approved the liquidation status of High Way Shinua, which liquidation was completed on March 23, 2024.

Please see Exhibit 8.1 for a complete list of the Company’s subsidiaries.

In this Annual Report, unless otherwise indicated, all references to: (i) “Company Subsidiaries” are to the Israeli Subsidiaries and Adjupharm, (ii) “Israeli Operations” are to IMC Holdings and the Israeli Subsidiaries as defined below (iii) “Trichome” are to Trichome Financial Corp. and its subsidiaries. As of the date of this Annual Report “Israeli Subsidiaries” means IMC Holdings, IMC Pharma, Focus, Pharm Yarok, Rosen High Way, Vironna, Xinteza and Focus.

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

•	the Company’s plans to amplify its commercial and brand power to become a global high-quality cannabis player;
•	the Company’s primary goal of sustainably increasing revenue in its core markets;
•	the demand and momentum in the Company’s Israeli and Germany operations;
•	how the Company intends to position its brands;
•	the efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany;
•	expectations that providing high-quality, reliable supply to the Company’s customers and patients will lead to recurring sales;
•	expectations related to the Company’s introduction of new Stock Keeping Units (“SKUs”);
•	anticipated cost savings from the reorganization of the Company and the completion thereof upon the timelines disclosed herein;
•	geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;
•	expectations related to the Company’s ability to address the ongoing needs and preferences of medical cannabis patients;
•	the Company’s retail presence, distribution capabilities and data-driven insights;
•	the future impact of the Regulations Amendment (as defined herein) regarding the transition reform from licenses to prescriptions for medical treatment of cannabis;

•	the Company’s continued partnerships with third party suppliers and partners and the benefits thereof;
•	the Company’s ability to achieve profitability in 2025;
•	the number of patients in Israel licensed by the Israeli Ministry of Health (“MOH”) to consume medical cannabis;
•	expectations relating to the number of patients paying out-of-pocket for medical cannabis products in Germany;
•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany;
•	expectations related to the demand and the ability of the Company to source premium and ultra-premium cannabis products exclusively and competition in this product segment;
•	the anticipated impact of inflation and liquidity on the Company’s performance;
•	expectations with respect to the Company’s operating budget and the assumptions related thereto;
•	expectations relating to the Company as a going concern and its ability to conduct business under the ordinary course of operations;
•	expectations related to the collection of the payment awarded in Test Kits Appeal, and the potential outcome of the Test Kits Appeal (as defined herein);
•	the continued listing of the common shares in the capital of the Company (“Common Shares”) on the Nasdaq Stock Market (“Nasdaq”) and Canadian Securities Exchange (“CSE”);
•	cannabis licensing in the jurisdictions in which the Company operates;
•	the renewal and/or extension of the Company’s licenses;
•	the Company’s anticipated operating cash requirements and future financing needs;
•	the Company’s expectations regarding its revenue, expenses, profit margins and operations;
•	the expected increase in revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;
•	future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
•	future expansion and growth opportunities for the Company in Germany and Europe and the timing of such; and
•	contractual obligations and commitments.

With respect to the forward looking-statements contained in this Annual Report, the Company has made assumptions regarding, among other things:

•	the Company has the ability to achieve its business objectives and milestones under the stated timelines;
•	the Company will succeed in carrying out its business, strategies and operations;
•	the Company will realize upon its intentions to expand the business, operations and potential activities of the Company;
•	the Company will expand its sales channels, distribution, delivery and storage capacity, and reach to medical cannabis patients;
•	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis in the jurisdictions in which the Company operates;
•	the competitive conditions of the industry will be favorable to the Company, and the Company has the ability to maintain or grow its market share and maintain its competitive advantages;
•	the Company will commit to responsible growth and compliance with the strictest regulatory environments;
•
the Company will remain focused on providing premium cannabis products to medical patients in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future;

•	the Company has the ability to amplify its commercial and brand power to become a global high-quality cannabis player;
•	the Company will maintain its primary goal of sustainably increasing revenue in its core markets;
•	the demand and momentum in the Company’s Israeli and Germany operations will be favorable to the Company;
•	the Company will carry out its plans to position its brands as stated;
•	the Company has the ability to realize upon the stated efficiencies and synergies the Company as a global organization with domestic expertise in Israel and Germany;
•	providing a high-quality, reliable supply to the Company’s customers and patients will lead to recurring sales;
•	the Company will introduce new SKUs;
•	the Company will realize the anticipated cost savings from the reorganization;
•	the Company has the ability to achieve geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;

•	the Company’s has the ability to address the ongoing needs and preferences of medical cannabis patients;
•	the Company has the ability to realize upon its retail presence, distribution capabilities and data-driven insights;
•	the future impact of the Regulations Amendment will be favorable to the Company;
•	the Company will maintain its partnerships with third parties, suppliers and partners;
•	the Company has the ability to achieve profitability in 2025;
•	the accuracy of number of patients in Israel licensed by the MOH to consume medical cannabis;
•	the accuracy of the number of patients paying out-of-pocket medical cannabis products in Germany;
•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany will occur;
•	the Company has the ability to source premium and ultra-premium cannabis products exclusively and competition in this product segment;
•	the anticipated impact of inflation and liquidity on the Company’s performance will be as forecasted;
•	the accuracy with respect to the Company’s operating budget and the assumptions related thereto;
•	the Company will remain as going concern;
•	a favorable outcome with respect to the collection of the awards in successful judgements, and the success of other ongoing claims the Company is involved in;
•	the Company’s Common Shares will remain listed on the Nasdaq and CSE;
•	the Company’s ability to maintain cannabis licensing in the jurisdictions in which the Company operates;
•	the Company has the ability to obtain the renewal and/or extension of the Company’s licenses;
•	the Company has the ability to meet operating cash requirements and future financing needs;
•	the Company will meet or surpass its expectations regarding its revenue, expenses, profit margins and operations;
•	the Company will have the ability to collect the payment awarded in Test Kits Appeal;
•	the Company will increase its revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;
•	the Company has the ability to capitalize on future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
•	the Company will carry out its future expansion and growth opportunities for the Company in Germany and Europe and the timing of such; and
•	the Company will fulfill its contractual obligations and commitments.

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

•	the Company inability to amplify its commercial and brand power to become a global high-quality cannabis player;
•	the Company will not maintain its primary goal of sustainably increasing revenue in its core markets;
•	the demand and momentum in the Company’s Israeli and Germany operations will be unfavorable to the Company;
•	the Company will not carry out its plans to position its brands as stated;
•	the Company’s inability to realize upon the stated efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany;
•	providing a high-quality, reliable supply to the Company’s customers and patients will not lead to recurring sales;
•	the Company will not introduce new SKUs;
•	the Company’s inability to realize upon the anticipated cost savings from the reorganization;
•	the Company’s inability to achieve geographic diversification and brand recognition and the growth of the Company’s brands in the jurisdictions that the Company operates in or may expand to;
•	the Company’s inability to address the ongoing needs and preferences of medical cannabis patients;

•	the Company’s inability to realize upon its retail presence, distribution capabilities and data-driven insights;
•	the future impact of the Regulations Amendment will be unfavorable to the Company;
•	the Company will not maintain its partnerships with third party suppliers and partners;
•	the Company’s inability to achieve profitability in 2025;
•	the inaccuracy of number of patients in Israel licensed by the MOH to consume medical cannabis;
•	the inaccuracy of the number of patients paying out-of-pocket for medical cannabis products in Germany;
•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany will not occur;
•	the Company’s ability to source premium and ultra-premium cannabis products exclusively and competition in this product segment;
•	the anticipated impact of inflation and liquidity on the Company’s performance will not be as forecasted;
•	the inaccuracy with respect to the Company’s operating budget and the assumptions related thereto;
•	the Company will not remain as going concern;
•	an unfavorable outcome of legal proceedings the Company is involved in;
•	an unfavorable outcome with respect to the collection of the award pursuant to the Test Kits Appeal and the Company being unsuccessful in other ongoing claims the Company is involved in;
•	the Company’s Common Shares will not remain listed on the Nasdaq and CSE;
•	the Company’s inability to maintain cannabis licensing in the jurisdictions in which the Company operates;
•	the Company’s inability to obtain the renewal and/or extension of the Company’s licenses;
•	the Company’s inability to meet operating cash requirements and future financing needs;
•	the Company will not meet or surpass its expectations regarding its revenue, expenses, profit margins and operations;
•	the Company will not increase its revenue and margins in its Israeli medical cannabis market activities arising from its acquisitions;
•	the Company’s ability to capitalize on future opportunities for the Company in Israel, particularly in the retail and distribution segments of the cannabis market;
•	the Company will not carry out its future expansion and growth opportunities for the Company in Germany and Europe and the timing of such; and
•	the Company will not fulfill its contractual obligations and commitments.

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

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking statements is based is provided in the Company’s disclosure materials, including in the Annual MD&A under “Legal and Regulatory – Risk Factors”, available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar

.
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

Importantly, the FOFI contained in this Annual Report are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company’s business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s financial results for 2025. The FOFI or financial outlook contained in this Annual Report do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled “Cautionary Note Regarding Forward-Looking Statements” and under the heading “Risk Factors” in the Company’s public disclosures, FOFI or financial outlook within this Annual Report should not be relied on as necessarily indicative of future results.

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

For the period ended December 31, 2024, the Company analyzed the terms of the definitive agreements with each of its Consolidated Entities (as defined within IFRS 10) in accordance with accounting criteria IFRS 10. Viewed as effectively exercising control over their Consolidated Entities, the Company consolidate the financial results of the Consolidated Entities as of the date of signing each such definitive agreement.

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

Germany – BfArM Regulation

On March 10, 2017, the German federal government enacted bill Bundestag- Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the subsequent updated legislation, cannabis was listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription” until the Medical Cannabis Act (MedCanG) came into force on 1 April 2024. Since then, medical cannabis has no longer been subject to the BtMG but to the MedCanG. With regard to medical cannabis, the cultivation, production, distribution, exportation, transit and importation are currently legal in Germany, subject to regulations and licensing requirements. At the same time as the MedCanG, the Consumer Cannabis Act (KCanG) also came into force on 1 April 2024. Operations involving adult-use recreational cannabis products became legal under certain conditions defined in the KCanG. Until the KCanG came into force, legalization in Germany applied only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. This development has its origins in the fact that the still incumbent German government (Elections were held at the end of February 2025, coalition negotiations are currently being considered, a new government will probably be formed during April 2025. It remains to be seen whether a new coalition government will bring about changes with regard to medical cannabis and/or cannabis for consumption.) has declared in the coalition agreement at the end of 2021 its intention to open up the German market also in the adult-use recreational market. In October 2022, a key points paper1 on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general was also discussed, published by the cabinet, which was submitted to the European Union Commission for a preliminary legal examination. In this respect, the Federal Government issued a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage and submitted a draft law to the European Union Commission within the framework of a notification. After a long political debate, the German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/87042, BT Drs. 20/87633, BT-Drs. 20/104264) on Friday, 23 February 2024. The draft law (BT Drs. 20/8704) then came into force on 1 April 2024. An adjustment has already been made by Article 1 of the Act of 20 June 2024 (BGBl. 2024 I No. 207)5. Some components of the KCanG, which deal with so-called consumer cannabis, came into force on 1 July 2024 (such as the possibility to apply for a permission to grow by and distribute recreational cannabis to members of a cultivation association. The entry into force of the law also had direct consequences for medical cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the law. Since the KCanG and MedCanG came into force, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG. The definition in Annex 3 of the BtMG was be replaced by that in Section 2 MedCanG: "Cannabis for medical purposes: plants, flowers and other parts of plants belonging to the genus Cannabis that are grown for medical purposes under state control in accordance with Articles 23 and 28(1) of the Single Convention on Narcotic Drugs of 1961 of 30 March 1961 (Federal Law Gazette 1973 II p. 1354), as well as delta-9-tetrahydrocannabinol including dronabinol and preparations of all the aforementioned substances". However, the narcotics regulations were replaced by comparable regulations and authorisations. The Federal Institute for Drugs and Medical Devices (BfArM) remains responsible for the latter as a higher federal authority. From a regulatory perspective, medical cannabis remains a medicinal product or an active pharmaceutical ingredient, meaning that the requirements under medicinal product law will remain in place. As a result, the marketing of irradiated products continues to require a marketing authorisation in accordance with the Ordinance on Medicinal Products Treated with Radioactive or Ionising Radiation (AMRadV). Only the narcotics licence pursuant to Section 3 BtMG is replaced by a new licence pursuant to the Medical Cannabis Act (MedCanG) (see Section 1), which, however, largely corresponds to the previous provisions of the BtMG regarding the application process and general regulations. However, there are the following differences that are new since the entry into force: Medical cannabis no longer has to be stored and transported like a narcotic. The corresponding safety precautions no longer apply, meaning that compliance with the provisions of pharmaceutical law is sufficient. The so-called semi-annual reports are replaced by annual reports. The requirements for the person responsible for medical cannabis are slightly reduced compared to those for narcotics. A prescription of medical cannabis is possible without the need to use the form for prescription for narcotics. A normal prescription is sufficient.

1 https://www.bundesgesundheitsministerium.de/fileadmin/Dateien/3_Downloads/Gesetze_und_Verordnungen/GuV/C/Kabinettvorlage_Eckpunktepapier_Abgabe_Cannabis.pdf (in German language).
2 https://dserver.bundestag.de/btd/20/087/2008704.pdf (in German language).
3 https://dserver.bundestag.de/btd/20/087/2008763.pdf (in German language).
4 https://dserver.bundestag.de/btd/20/104/2010426.pdf (in German language).
5 https://www.recht.bund.de/bgbl/1/2024/207/VO.html.

Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Currently, there are still (non-harmonised) national pharmacopoeial monographs for cannabis flowers (e.g. in the German Pharmacopoeia (Deutsches Arzneibuch (DAB)) and cannabis extracts (DAB) in the EU. The Committee on Herbal Medicinal Products (HMPC) as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), further European Pharmacopoeia (Ph. Eur.) Cannabis monographs are in preparation.

The European Pharmacopoeia (Ph. Eur.) Suppl. 11.5 is published and contains the new Ph. Eur. Monograph on cannabis flowers and the new Ph. Eur. Monograph on Cannabidiol (CBD). With the entry into force of Suppl. 11.5 of the national edition of the European Pharmacopoeia (Ph. Eur.) on April 1, 2025, the monograph 'Cannabis flowers / Cannabis flos [3028]' contained therein will be legally binding from this date. The previous monograph 'Cannabis flowers' of the German Pharmacopoeia is scheduled for deletion from the next edition (DAB 2025). The DAB 2025 is expected to come into force on July 01, 2025. The new monograph on cannabis flowers includes Starting materials for the production of extracts, medicinal products that can be prescribed as such (herbal medicinal products) that are taken by patients by inhalation or oral administration. There are not entirely irrelevant changes compared to the German monograph.

All BtMG permit applications had to specify the strains and estimated quantities of medical cannabis involved and any subsequent changes had to be reported to the Federal Opium Agency of Germany, whereby varieties and quantities no longer appear on the permit, even if these are to be specified in the application. The same applies regarding Sections 7, 8 MedCanG in relation to the authorisation to trade in medical cannabis, although it is now apparent that no expected annual quantities are to be specified. However, it can be assumed that the BfArM nevertheless enquire about these due to the (albeit somewhat reduced compared to the BtMG) reporting obligations in Sections 16 and 17 MedCanG and the Foreign Narcotics Trade Regulation, which remains applicable (see Section 14 MedCanG).

CBD is neither a real subject to the KCanG nor to the MedCanG. Only in Section 1 No. 3 KCanG is there a definition, in Section 1 No. 8 b) KCanG the exemption of CBD from the term cannabis and in Section 2 para. 2 No. 1 KCanG the exemption from the prohibition of extraction of the cannabis plant, which permits the extraction of CBD, even if it does not contain any further regulations on CBD in isolation. With regard to synthetic CBD, a different set of regulations is important: the handling of cannabimimetics/synthetic cannabinoids is prohibited in accordance with Section 2 of the Annex in conjunction with Section 3 of the New Psychoactive Substances Act (NpSG). Product-specific regulations relating to CBD can be found in other regulations. Thus, Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. If we look at the food sector, a distinction is made between products that naturally contain CBD and those that consist of or contain extracted CBD; the European Commission considers the latter to be novel foods under Regulation (EU) 2015/2283, which require authorisation before being placed on the market. Although applications for such authorisation have been submitted, the European Commission believes that they contain at least insufficient data on safety in food use, meaning that none of the applications can currently lead to authorisation. Against this background, various products containing CBD can be found on the German market. There are currently various court decisions that problematise CBD in foods (especially food supplements) and in cosmetics (especially mouth oil). On the one hand, CBD is regarded as a potential active pharmaceutical ingredient (API) to be used in medicinal products or as a novel food subject to authorisation and therefore unsuitable for a safe use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff and therefore to be regarded as foodstuff). CBD is therefore sometimes declared as a flavoring in foods, as flavorings are excluded from the scope of the Novel Food Regulation. Nevertheless, there are already decisions that exclude suitability as a flavoring in individual cases.

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Past:

The Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices (“BfArM”) formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulated pricing of German-produced medical cannabis products and served as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis so far. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency served as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany received the permission to cultivate on behalf of the Cannabis Agency of the BfArM.

Current Situation:

Since the entry into force of the MedCanG, the granting of licences for domestic cultivation is no longer subject to tendering but governed by §§ 4 et seq. MedCanG. The previously time-consuming tendering and awarding of contracts for the domestic cultivation of cannabis for medical purposes by the Cannabis Agency and the subsequent purchase and distribution of the domestic harvest yields by the Cannabis Agency from the economic operators determined during the tendering procedure are no longer necessary. Ultimately, only the corresponding licences in accordance with the MedCanG and - from implementation of manufacturing steps relevant under pharmaceutical law - the AMG are required in compliance with the respective conditions and the associated regulations.

Import volumes and procedures regarding Medical Cannabis

The past and present regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board.

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications, or alternatively, it is a pure EU-GACP product, and the EU-GMP manufacturing steps then take place in Germany. With regard to imports from third countries and the associated testing and assessment of EU GMP compliance, the relevant pharmaceutical regulations are in force, which also provide for on-site inspections by the EU authorities, provided that no MRA or similar is in force for the specific product type. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with Art. 23 and 38 of the Narcotic Single Convention and must comply with the relevant and applicable monographs described in the German and European pharmacopeias.

Dispensing Exclusively via Pharmacies

Medical cannabis products imported pursuant to an import license under the MedCanG and AMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance with a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “flos”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

The Company’ ability to produce, store, import, distribute and sell cannabis and derivative products in Israel and Germany is dependent on licensing and any failure to maintain the respective licenses would have a material adverse impact on the business, financial condition and operating results of the Company

Israel – Reliance on the Israeli Licenses

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

The Israeli Facilities

The Israeli Licenses are specific to each respective facility holding such license and therefore both the license and the facility must remain in good standing for each of the Company’s pharmacies (Virona and R.A Pharm Yarok, together the “Israeli Pharmacies”) to be able to conduct the Israeli cannabis activities authorized thereunder (the facilities of the Israeli Pharmacies together” “Israeli Facilities”). Adverse changes or developments affecting the Israeli Facilities, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Any breach of any lease agreement relevant to the operations of the Israeli Facilities or any failure to renew such lease agreements, on materially similar or more favorable terms, may also have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Germany – Reliance on the German Logistics Center

The Company’s EU-GMP logistics centre in Germany (the “German Logistics Center”) allows Adjupharm to manage all aspects of its supply chain including the production, the repackaging and distribution of bulk medical cannabis. Any breach of regulatory requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on Adjupharm’s ability to maintain the licenses and/or keep the German Logistics Center in good standing, and to continue operating it under the licenses, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In Germany and in Israel, the Company relies on various supply and distribution agreements with third-parties, such as cannabis cultivators, packaging suppliers, service providers and distribution partners. The loss of such suppliers and/or service providers and/or distributors and/or their timely service would have a material adverse effect on the Company’s business and operational results

Israel – Supply, Manufacture and Distribution Agreements

The Israeli Subsidiaries rely on and are substantially dependent on various supply agreements with third-party cannabis cultivators in Israel and Canada, imported cannabis products, manufacture and packaging agreements and distribution agreements to fulfill the supply requirements of its distribution and sales agreements with pharmacies in the Israeli medical cannabis market. The Israeli Subsidiaries acquire cannabis from third parties in amounts sufficient to operate its business. However, there can be no assurance that there will continue to be a supply of cannabis available for the Company to purchase to operate or expand. Additionally, the price of cannabis and other inputs may rise which would increase the cost of goods. If any suppliers fail to supply any contracted materials to the Israeli Subsidiaries, the Israeli Subsidiaries may fail to meet purchase commitments from their distribution partners. If the Company were unable to acquire the cannabis or other inputs required to operate or expand or to do so on favorable terms or fail to maintain the manufacture agreements with IMC-GMP manufacture companies, it could have a material adverse impact on the Company’s business, financial condition and results of operations. If any of the Company’s suppliers fails to provide inputs meeting the Company’s quality standards, it may need to source cannabis or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to distributors, pharmacies and patients. There is no assurance that suppliers will be able to supply and deliver the required materials to the Company in a timely manner or that the materials they supply to the Company will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to the Company may materially and adversely affect or delay its production schedule and affect its product quality. Consequently, the Company relies on the suppliers of such supply agreements to provide necessary cannabis products to the Israeli Subsidiaries. If the Company cannot secure cannabis of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, the Israeli Subsidiaries may not be able to deliver its products to distributors, pharmacies or patients on time with the required quality. The various suppliers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which the Company’s operations rely. Loss of its suppliers, service providers or distributors or their timely service would have a material adverse effect on the Company’s business and operational results.

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

If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of shares

During the year ended December 31, 2024, the Company had negative cash flows from operating activities. There is no assurance that the Company will generate positive cash flows from its future operating activities. If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of shares.

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

On October 7, 2023, a war between the terror organization Hamas and Israel began (the “Iron Swords War”). The Iron Swords War has had an impact on the Company's business operations, which may or may not continue in the short and long term. The Company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more. While there are damages, it is still too early to fully assess the extent of their impact. However, the first and certain effect of the Iron Swords War is the postponement of the medical cannabis reform, which was initially set to commence on December 29, 2023. It is possible that there will be additional call-ups in the future, which may include officers and key personnel of the Group’s, which could disrupt business operations for a significant period of time.

The Group is vulnerable due to the results of the “Anti-Dumping” investigation into cannabis imports from Canada that could have a material adverse effect on the Group’s business

The Group is exposed to risks from an ongoing "Anti-Dumping" investigation by the Israeli Ministry of Economy and Industry into cannabis imports from Canada. The investigation, initiated in January 2024, examines potential harm to local producers and has led to various procedural extensions and legal challenges. In July 2024, a preliminary decision found evidence of dumping but did not impose temporary guarantees, prompting local growers to challenge this in court—ultimately without success. In November 2024, the Ministry recommended tax levies on Canadian imports, with non-cooperative companies facing a 175% tax, while cooperating importers would see lower rates starting at 2%. The Company has actively responded, presenting arguments to the advisory committee to the Israeli Ministry of Economy (the "Advisory Committee") and engaging in legal proceedings to mitigate potential impacts. The final decision from the Ministry of Treasury remains pending.

The Company may not be able to continue as a going concern

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022, 2023 and 2024. The Company is managing its cash flow daily and will look for external funding for its operations. The Company’s board of directors (the “Board”) approved a cost saving plan, implemented in whole or in part, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The 2024 Annual Financial Statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is subject to certain credit exposure

The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli and Germany financial institutions.

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

Conflict and political instability in eastern Europe and Israel could negatively affect the Group’s revenues and capital markets activity

The first part of 2023 and the latter half of 2024 has seen significantly higher levels of volatility in global markets due to market participants' reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to heightened inflation, as well as Russia's ongoing presence in Ukraine. This volatility has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia's ongoing presence in Ukraine the escalating conflict in the Middle East, and increased geopolitical tensions worldwide and the threat, or outbreak of more widespread armed conflict in Eastern Europe could cause financial market activity to continue to decrease, which would negatively affect the Group’s revenues and capital markets activity.

The Group is also vulnerable to political, economic, legal, regulatory, and military conditions affecting Israel and the broader Middle East region. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and have recently intensified, leading to heightened uncertainty and operational risks,  which may adversely affect the Group’s business, results of operations and financial condition. In addition, the Group may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on the Group’s partners, customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes civil unrest, heightened domestic protests, and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, limit the Group’s ability to operate effectively, could harm the Group’s results of operations, and could make it more difficult for us to raise capital. Parties with whom the Group does business may decline to travel to Israel during periods of heightened unrest or tension, forcing the Group to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. The increasing momentum of international movements advocating for economic disengagement from Israel, including corporate divestment and trade restrictions, may have an adverse impact on our operating results, financial condition or the expansion of our business.

Furthermore, under Israeli law, citizens and permanent residents of Israel are obligated to perform military reserve duty for extended periods of time and are subject to being called to active duty at any time under emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists. The recent conflict escalation has led to an unprecedented number of reservists being drafted, which could disrupt business continuity and impact key personnel availability.

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

The Group may not be able to effectively or successfully address macroeconomic risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties, which could materially harm the Group’s business

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in our primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for the Group’s business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact the Group’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Group may not be able to pass onto patients or customers. In addition, the operations of the Group could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact the sales and profitability of the Group. The Group may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Group fails to do so, such failure could materially harm the Group’s business.

The Group’s facilities are subject to the risk of theft of its product and other security breaches, which could have an adverse effect on the Group’s business, financial condition, results of operations and prospects

Due to the nature of the Group’s products and the limited legal channels for distribution, the Israeli Facilities and the German Logistics Center is subject to the risk of theft of its product and other security breaches. A security breach in any one of the Group’s facilities and external cultivation, manufacturing and storage facilities possessing of the Company’s products could result in a significant loss of available product and as a result decrease in sales, revocation of cannabis licenses, exposure to additional liability under applicable regulations and to potentially costly litigation or increased expenses relating to insurance premiums and other resolutions and future prevention of security breaches, any of which could have an adverse effect on the Group’s business, financial condition, results of operations and prospects.

In Israel, the Group stores products in the Israeli Pharmacies and other pharmacies not owned by the Group, instead it is stored with Israeli trade houses, and external service providers such as cultivation, manufacturing, and storage partners. In addition, in Germany, the Group stores products in the German Logistics Center before distribution. Pursuant to the applicable Israeli and German licensing requirements, the Israeli Subsidiaries and Adjupharm are required to maintain certain standards of storage for cannabis products. The risk of inventory theft from these facilities is mitigated by the Israeli Subsidiaries and Adjupharm through the implementation of the security measures required under applicable laws, such as usage of qualified storage units, designated storage locations, locked storage vaults, access control, security cameras, and alert systems. Notwithstanding such security measures, any breaches of security may result in losses of inventory, potential litigation, and increased costs to bolster security and insurance.

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

Any failure to successfully manage growth and integrate potential acquired businesses may result in a material adverse effect on the Company’s business, financial condition, operating results and prospects

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, any negative impact may have a material adverse effect on the Company’s business, financial condition, results of operation and prospects.

In addition, the realization of the benefits of past and future acquisitions made by the Company depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as the Company’s ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods. Any failure in successfully integrating acquired businesses may result in a material adverse effect on the Company’s business, financial condition, operating results and prospects. The risks we face in connection with a potential acquisition include:

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

The Group relies on international third-party transportation services to deliver and receive product-related shipments, which may cause delays and impact the Group’s profitability

The Group relies on international third-party transportation services to deliver and receive product-related shipments. In the process of the deliveries, time delays, labor strikes, COVID-19-related issues, Iron Swords War related issues, product storage issues or other logistical problems may occur and force late delivery or receipt of items or receipt of damaged items. Such delays, receipt of damaged items or other logistical problems may cause a material adverse effect on the Group’s business, operations or financial condition. Rising costs associated with courier services used by the Group may also adversely impact the business of the Group and its ability to operate profitably.

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

The Group has not experienced any material losses to date relating to cybersecurity-attacks or other information security breaches, but there can be no assurance that the Group will not incur such material losses in the future. The Group’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Group may be required to expend additional resources to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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

In addition, there are several Israeli and German federal and provincial laws, rules and regulations protecting the privacy and confidentiality of certain patient health information, and private information including patient records, and employee information, and restricting the collection, use transfer, storage, disposal and disclosure of that protected information. The interpretation and enforcement of such laws and regulations are uncertain, are subject to change and may require the Group to incur substantial costs to monitor and implement compliance with any additional requirements.

In the EU’s General Data Protection Regulation (“GDPR”) governs the collection and use of personal data in the EU. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S., enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to EUR 20 thousand or four percent of the annual global revenues of the infringer, whichever is greater. In addition, certain breaches of the GDPR may result in regulatory investigations, reputational damage and civil lawsuits including class action lawsuits. In the State of Israel, privacy rights and obligations are mainly regulated under the Protection of Privacy Law, 5741-1981 (the “Israeli Privacy Law”) and the regulations promulgated thereunder (mainly the Protection of Privacy (Data Security) Regulations, 5777-2017 and the Protection of Privacy (Transfer of Data Abroad) Regulations, 5761-2001) (the “Israeli Privacy Regulations”). Under the Israeli Privacy Law, ‘information’ and ‘sensitive information’ includes information such as those related to a person’s health, personality, intimate affairs, financial condition, faith and opinions. The Israeli Privacy Law impose obligations related to database registration, notice, disclosure and use restrictions on an ‘owner’ of a database, and the Israeli Privacy Regulations set forth the security measurements to be implemented and the rules related to the transfer of personal information. Violation of the Israeli Privacy Law could lead to a criminal investigation or an administrative enforcement procedure on behalf of the Israeli Privacy Protection Authority, as well as an administrative fine imposed pursuant to the Administrative Offenses Law, 5746-1985. In addition, legal remedies such as statutory compensation of up to NIS 50 thousand are available to successful claimants of privacy violations.

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

The Company is subject to the rules and regulations of the Canadian Stock Exchange and the Nasdaq Capital Market

The Common Shares and certain warrants of the Company began trading on the CSE on November 5, 2019, and November 19, 2019, respectively. The Common Shares began trading on Nasdaq on March 1, 2021.

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

In 2024, the Company was subject to a deficiency notice from Nasdaq for not maintaining the Minimum Share Price Listing Requirement” as defined herein. In 2024, the Company regained compliance with the Minimum Share Price Listing Requirement when it resolved the deficiency via a share consolidation (or reverse stock split). Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Company’s Common Shares and/or warrants from the CSE and/or the Common Shares from Nasdaq. Such events may have material adverse effects on the Company’s business and financial condition. For more information, please see “Item 4A. History and Development of the Company – Important Events in the Development of the Business from January 1, 2024, to the date of this Annual Report”.

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

The Group is subject to the inherent liquidity risk that it will not be able to pay its financial obligations as they become due

The Group is subject to the inherent risk that it will not be able to pay its financial obligations as they become due. In light of its recent negative cash flows, the Company monitor liquidity risk carefully and plan its liquid holdings strategically to avoid any payment defaults. The Group’s liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2024, management considers liquidity risk to be high.

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

The Group’s products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury

Adjupharm and the Israeli Subsidiaries are importers, distributors and/or sellers of products designed to be ingested or inhaled by humans. Such products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of such products involve the risk of injury or loss to consumers or patients due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or patients or other third parties. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

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

Loss of emerging growth company status under United States securities laws could increase the Company’s regulatory and compliance costs

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235 thousand (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000 thousand in non-convertible debt; and (d) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700 thousand or more.

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

The Group operates in multiple jurisdictions and is subject to currency fluctuations

The Group currently has assets and operations in Israel and Germany and transacts business in such jurisdictions and in additional jurisdictions such as Canada in the local currency. As of December 31, 2024, a portion of the Group’s financial assets and liabilities held in NIS, Euros, Canadian and U.S. dollars consist of cash and cash equivalents. The Group’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time. Currency fluctuations could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

CCAA Proceedings

For more information of the Company’s Companies’ Creditors Arrangement Act (“CCAA”) proceedings, please see “Item 8. Financial Information – Canadian Restructuring”.

ITEM 4.          INFORMATION ON THE COMPANY

A.          History and Development of the Company

Name, Address and Incorporation

The Company was incorporated on March 7, 1980, under the name “Nirvana Oil & Gas Ltd.” pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”).

The Common Shares trade under the ticker symbol “IMCC” on both the Nasdaq and CSE effective March 1, 2021, and November 5, 2019, respectively, and certain warrants of the Company are listed and posted for trading on the CSE under the symbol “IMCC.WT”.

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

On November 17, 2022, in connection with regaining compliance with Nasdaq’s continued listing standards, the Company completed a 10:1 consolidation of its Common Shares, which was approved by shareholders at the Company’s annual and special meeting of shareholders held on October 20, 2022.

On July 12, 2024, in connection with regaining compliance with Nasdaq’s continued listing standards, the Company completed a 6:1 consolidation of its Common Shares. For more information, please see “Item 4A. History and Development of the Company – Important Events in the Development of the Business from January 1, 2024, to the date of this Annual Report”.

The Company’s head office is located at Kibbutz Glil Yam, Israel and its registered office is located at 833 Seymour Street, Suite 3606, Vancouver, British Columbia, V6B 0G4, Canada. The company does not have a telephone number associated with its registered office.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy, information statements, and other information regarding issuers that file electronically with the SEC. The Company’s website is https://www.imcannabis.com. For more information regarding the Company, please see the Company’s profile on the System for Electronic Document Analysis and Retrieval plus (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

Important Events in the Development of the Business from January 1, 2024, to the date of this Annual Report

February 26, 2024:  the IMCA approved IMC Holdings request to exercise its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay. As of February 26, 2024, IMC Holdings holds 74% of Focus shares.

February 28, 2024: the Company announced that it had entered into a non-binding term sheet (the “Term Sheet”) and a loan agreement (the “Kadimastem Loan Agreement”) with Kadimastem Ltd. (“Kadimastem”), an Israel-based clinical cell therapy public company traded on the Tel Aviv Stock Exchange under the symbol (TASE: KDST). The proposed business combination (the “Kadimastem Proposed Transaction”) would have constituted a reverse merger, resulting in Kadimastem becoming the controlling entity. The Kadimastem Proposed Transaction was to be structured as a plan of arrangement (the “Arrangement”), whereby Kadimastem shareholders would hold 88% of the common shares of the resulting issuer (the “Resulting Issuer Shares”), while the Company’s shareholders would retain 12%. Concurrently, the Company’s existing medical cannabis operations in Israel and Germany (the “Legacy Business”) were to be separated into a contingent value right (the “CVR”), entitling holders to proceeds from the eventual sale of the Legacy Business. A special committee was established to oversee this process. As a condition of closing (the “Closing”), Kadimastem was required to have approximately $5 million in gross funds, including capital raised from existing shareholders and new investors. Additionally, the Company’s shareholders were to receive warrants equaling 2% of the Resulting Issuer’s issued and outstanding share capital. The Kadimastem Loan Agreement provided for Kadimastem to extend a loan of up to $650 to IMC Holdings, secured by the CVR proceeds, a charge over the assets of Pharm Yarok, and a personal guarantee by the Company’s CEO, Mr. Oren Shuster. On May 28, 2024, the Company announced the termination of the Kadimastem Term Sheet. Under a separation agreement, the $300 loan provided by Kadimastem to IMC Holdings was repaid, along with 9% annual interest, in three installments by July 31, 2024.

March 17, 2024: Adjupharm and EU-GMP certified supplier, GlassHouse Botanics Inc. (“GlassHouse Botanics”) entered into a supply agreement to further bolster Adjupharm’s supply chain in Germany. All cannabis flowers that are sold through pharmacies in Germany must come from an EU-GMP facility. Of all the licensed Canadian cannabis producers, fewer than 20 are EU-GMP certified, making this one of the primary supply chain bottle necks, limiting the ability of German medical cannabis distributors to import product from Canada. With its partnership with GlassHouse Botanics, IMC Germany is able to build a more robust, exclusive supply chain by having the necessary certifications and qualified personnel to preform EU-GMP 3rd country inspections for qualified cannabis producers.

April 1, 2024: the Company announced the implementation of the medical cannabis regulatory reform in Israel which was effective as of April 1, 2024. The regulatory reform, announced by the MOH on August 7, 2023, underwent a three-month delay due to the Iron Swords War following its initial announcement. The Reform will be implemented in phases, as approved, and announced by the Israeli Ministry of Health. The key aspects of the initial phase, commencing today, April 1st, are as follows:

1. Change in the prescription process: patients with a wide range of diseases and medical conditions from Oncology to Parkinsons will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications. Pain and PTSD are not included in the Reform yet.

2. Medical cannabis will now be prescribed through the Health maintenance Organizations (“HMOs”),, Israel's public healthcare system: until the Reform, cannabis could not be prescribed through the HMO's which cover the majority of the Israeli population.

3. The number of prescribing physicians is expected to increase: as of today, HMO physicians, who are dully trained and certified within their field of expertise, can prescribe medical cannabis as a first line treatment, as opposed to a last resort, based on medical discretion for the approved indications. 4. The cost for prescription is anticipated to be reduced: the Ministry of Health limited the cost for a medical cannabis prescription. For the full report published by the Ministry of Health (in Hebrew see)- https://www.health.gov.il/hozer/mmk152_2016.pdf. For more information, see “Item 4B. Business Overview – Government Regulations – Israel”.

April 4, 2024: Adjupharm and Avant Brands Inc. (TSX: AVNT) (OTCQX: AVTBF) (FRA: 1BU0) a leading producer of innovative cannabis products ("Avant"), entered into an international trademark licensing agreement (the "Avant Licensing Agreement") granting Adjupharm the exclusive right to launch the BLK MKT™ brand in the German medical cannabis market. Pursuant to the Avant Licensing Agreement, Avant's subsidiary will grant Adjupharm the license to utilize Avant's BLK MKT™ cannabis brand for use on their medical cannabis products. All such products will contain cannabis cultivated exclusively by Avant and subsequently exported to Germany. The collaboration between the two companies anticipates a positive outcome in the emerging German medical cannabis market, especially following the Reform. Avant's three largest cultivation facilities all hold ICANN-GAP and GACP certifications; thus, Avant is positioned to potentially distribute its premium cannabis flower into international markets. Adjupharm is the 6th largest distributor of medical cannabis flowers in Germany and is number 1 in sales per SKU, growing +180% in 2023.

April 9, 2024: Pharm Yarok entered into a strategic distribution agreement with Vessel Brand Inc (“Vessel”), a subsidiary of Flora Growth Corp., a global consumer-packaged goods leader and pharmaceutical distributor, headquartered in Carlsbad, CA. Vessel is a premium cannabis accessories brand with a wide range of products.

April 26, 2024: the Company received a letter from the CRA that the Notice of Assessment for Excise Tax that the Company objected to will be voided and no outstanding balance will be owed with respect to such assessments. Based on the foregoing, this matter has been resolved to the Company's satisfaction and the objections were finalized. For more information about the 2020 Assessment and the 2021 Assessment, please see “Item 4B. History and Development of the Company – Significant Operations and Principal Activities in Fiscal 2022 to Fiscal 2023– October 23, 2023”..

May 29, 2024: the Company closed a non-brokered private placement (the “May 2024 Private Placement”) of secured convertible debentures of the Company (each, a “May 2024 Debenture”) for aggregate proceeds of $2,091. The May 2024 Debentures were issued to holders of short-term loans and obligations owed by the Company or its wholly owned subsidiaries and were inclusive of a 10% extension fee in full settlement of such debt to the holders. The May 2024 Debentures mature on May 26, 2025, and will not incur interest except in the event of default. The May 2024 Debentures may be converted into Common Shares at a conversion price of $5.1 per Share (following the July 2024 Consolidation). Oren Shuster, a director and the Chief Executive Officer of the Company subscribed for an aggregate of $237of May 2024 Debentures in the May 2024 Private Placement.

June 5, 2024: Marc Lustig stepped down as a director and as Chairman of the board of  directors (the “Board” or "Board Of Directors"). The Board appointed Oren Shuster as the new Chairman of the Board.

June 5, 2024: the Company announced that it is experiencing accelerated growth in Germany after the April 1 2024 partial legalization of cannabis in Germany.

July 1, 2024: IMC Holdings entered into a short-term loan agreement on July 1, 2024, with a non-financial institute in the amount of NIS 3,000 thousand (approximately $1,113). This loan bears interest at an annual rate of 12% and mature 62 days from the date of signing the loan agreement. IMC Holdings and the lender executed five amendments to the loan agreement, each extending the maturity date, thereby postponing the maturity date to March 31, 2025, under the same terms and conditions.

July 8, 2024: On January 12, 2024, the Company announced that the final sixth payment to be made pursuant to the acquisition of Oranim Plus (the “Oranim Pharmacy Acquisition”) and the reconciliation between the parties regarding the remaining transaction payments was rescheduled to April 15, 2024. On March 28, 2022, IMC Holdings Ltd. had acquired 51% of the rights in the Oranim Pharm Partnership through the acquisition of Oranim Plus. As part of the Oranim Pharmacy Acquisition consideration, NIS 5,363thousans or $1,930 were supposed to be paid in six installments throughout 2023, with the final payment due February 15, 2024. Through a new amendment signed January 10, 2024, the sixth (6) payment as well as the reconciliation between the parties regarding all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) would incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of the rights in Oranim (51%) back to the seller, along with the revocation of the transaction.

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

On April 16, 2024, the Company announced further to the news release dated January 12, 2024, the Company has decided not to make remaining installment payments installments (i.e. NIS 5,873 thousand including interest or $2,172) by IMC Holdings to Oranim Plus, and as such will transfer the 51% shares held by IMC Holdings Ltd back to the seller, Mr. Eitan Hevroni. On July 8, 2024, a cancellation agreement was signed, addressing all the required procedures resulting from the agreement cancellation, including the transfer of shares, the removal of pledges, and the retention of the first payment by the seller as liquidated damages. For more information, please see “Item 4B. History and Development of the Company Significant Operations and Principal Activities in Fiscal 2022 to Fiscal 2023- – March 28, 2022”.

July 12, 2024: Effective July 12, 2024, the Company consolidated its Common shares on a 6:1 basis (the "July 2024 Consolidation"). The exercise price and/or conversion price and number of Common Shares issuable under any of the Company's outstanding convertible securities were proportionately adjusted in connection with the July 2024 Consolidation.

After giving effect to the July 2024 Consolidation, the Common Shares were reduced from 13,394,136 to 2,232,359 Common Shares. No fractional Common Shares were issued in connection with the July 2024 Consolidation. Instead, all fractional Common Shares equal to or greater than one-half resulting from the July 2024 Consolidation were rounded to the next whole number, otherwise, the fractional Common Share were cancelled. The exercise price and/or conversion price and number of Common Shares issuable under any of the Company's outstanding convertible securities were proportionately adjusted in connection with the July 2024 Consolidation. Computershare mailed letters of transmittal to registered shareholders of record as of July 12, 2024, providing instructions for the exchange of their Common Shares as soon as practicable following the effective date of the July 2024 Consolidation.

July 29, 2024: To maintain the listing of the Common Shares on the Nasdaq, the Company must comply with Nasdaq’s continued listing requirements which require, amongst other things, that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Requirement”). On August 1, 2023, the Company received written notification from Nasdaq (the “Nasdaq Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Nasdaq Notification Letter provided that the Company had until January 29, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement. Pursuant to the Nasdaq Notification Letter, the Company received a 180-calendar day extension, until July 29, 2024, from Nasdaq staff to regain compliance with the Minimum Share Price Listing Requirements.

On July 29, 2024, the Company announced that on July 26, 2024, it has received formal notice from the Nasdaq Stock Market, LLC ("Nasdaq") stating that for the last 10 consecutive business days, from July 12, 2024, to July 25, 2024, the closing bid price of the Company's Ordinary Shares has been at $1.00 per share or greater and that the Company has regained compliance with Minimum Share Price Listing Requirement. IMC is currently in compliance with all applicable listing standards and continue to be listed and traded on the Nasdaq.

July 30, 2024: the Company entered into an acknowledgment and payment schedule agreement with a third party regarding unpaid fees, charges, and disbursements for services rendered to the Company. According to the terms of the agreement, the Company shall pay the sum of $54 on the first business day of each month for a period of twenty-four (24) months, with the first payment due on November 1, 2024.

September 9, 2024: the Company appointed Mr. Shmulik Arbel to the Company’s Board.

October 4, 2024: the Company cancelled an aggregate of 31,305 options (“October 2024 Cancelled Options”) to purchase Shares, which were previously granted to board members, officers, employees, advisors and consultants of the Issuer (each a “October 4 Option Grant Participant”). Management reviewed the Issuer’s outstanding October 2024 Cancelled Options and determined that certain October 2024 Cancelled Options granted to such Participants, at exercise prices ranging from $6.60 to $600 per Common Share, no longer represented a realistic incentive to motivate the October 4 Option Grant Participants. The Company also cancelled an aggregate of 142,784 Share purchase warrants (the “October 2024 Subject Warrants”) to purchase Common Shares, which were previously granted to Mr. Shuster. Management reviewed the Issuer’s outstanding Warrants and determined that the October 2024 Subject Warrants at an exercise price of US$9.00 per Common Share, no longer represented a realistic incentive to motivate Mr. Shuster.

October 4, 2024: the Company approved the grant of 31,305 options to certain eligible persons of the Company, at an exercise price of US$2.24 per Share, with an expiry date of two years from the date of issuance (the “October 2024 Option Grants”). The October 2024 Options Grants vest as follows: one third vest immediately, one third vests on the six-month anniversary and the final one third vests on the twelve-month anniversary.

November 12, 2024: the Company completed a debt settlement (the “November 2024 Debt Settlement”) in the amount of US$560 with Mr. Oren Shuster. Since October 2022, the Company, through its subsidiaries, had borrowed more than US$8,000  from various groups. As required by the lenders, Mr. Shuster, the Company's CEO and chairman of the Board personally guaranteed the foregoing loans. The independent members of the Board commissioned a valuation to determine the value of Mr. Shuster’s personal guarantees, which ascribes the benefit to the Company to be approximately US$560 (the “Shuster Benefit”). To repay Mr. Shuster in connection with the Shuster Benefit, and to preserve the Company’s cash for working capital, the Company issued Mr. Shuster 110,576 Common Shares and 152,701 pre-funded Common Share purchase warrants (each, a “Pre-Funded November 2024 Warrant”) at a deemed price of $2.88.

November 12, 2024: the Company closed its non-brokered private placement offering (the “November 2024 Offering”) through the issuance of 742,517 units (each, a “November 2024 Unit”) at a price of $2.88 per November 2024 Unit, for gross proceeds of $2,138. The November 2024 Unit price was calculated on the basis of the deemed price per Common Share equal to the 10-day volume weighted average price of the Common Shares on the Exchange ending on the trading day preceding October 3, 2024, and consisted of one Common Share and one Warrant. Mr. Oren Shuster, a director and officer of the Company, Mr. Shmulik Arbel, a director of the Company and Mr. Rafael Gabay, an insider of the Company, each participated in the November 2024 Offering. Mr. Shuster acquired 194,109November 2024 Units, 110,576 Common Shares in connection with the November 2024 Debt Settlement, and 152,701 Pre-Funded November 2024 Warrants. Mr. Arbel acquired 48,348 November 2024 Units, and Mr. Gabay acquired 194,087 November 2024 Units. The November 2024 Transactions were approved by the members of the Board who are independent for the purposes of the November 2024 Transactions, respectively. No special committee was established in connection with the November 2024 Transactions; however, the independent members of the Board commissioned a third-party valuator to determine the Shuster Benefit. The Company also used the proceeds from the November 2024 Offering for the repayment of the ADI Loan (as defined herein).

January 5, 2025: On November 29, 2022, the Company’s subsidiary, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and the sole shareholder of Telecana, whereby IMC Holdings loaned NIS 1,545 thousand (approximately $605) to Telecana according to the following schedule: NIS 45 thousand on January 15, 2023 (approximately $18); NIS 250 thousand on January 31, 2023 (approximately $98); NIS 500 thousand (approximately $196) on February 28, 2023; NIS 500 thousand (approximately $196) on April 5, 2023; and NIS 250 thousand (approximately $98) on May 5, 2023. Telecana opened a pharmacy and obtained from the IMCA a license to dispense medical cannabis products. Pursuant to the Telecana Loan Agreement, subject to IMCA approval, the loan can be converted into 51% of the share capital of Telecana, with such conversion to occur at the earlier: (i) upon receipt of a preliminary license from the IMCA; and (ii) at any time at the sole discretion of IMC Holdings.

On January 5, 2025, IMC Holdings entered into an agreement with a third party under which it sold all of its contractual rights under the Telecana Loan Agreement (as defined herein) for a total consideration of NIS 350 thousand (approximately $139). For more information, see “Item 4B. Business Overview –  Significant Operations and Principal Activities in Fiscal 2022 to Fiscal 2023”.

January 16, 2025: at the request of the Company, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Tel Aviv, Israel (PCAOB ID 1281) (the "Predecessor Auditor" or "Kost") resigned as the auditor of the Company, and Fahn Kanne & Co. Grant Thornton Israel (the "Successor Auditor"), were appointed as the replacement auditor of the Company. There were no reportable events in relation to the change of auditors. The Successor Auditor is the current auditors of the Company. Effective with the change of auditor and pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the Company filed a reporting package (the "Reporting Package") on SEDAR+ (www.sedarplus.ca) under the Company's profile on January 17, 2024 and furnished a Form 6-K on EDGAR under the Company’s profile. For more information about the Company’s change of auditors, see “Item 16F. Change in the Company’s Certifying Accountant”.

January 16, 2025: On October 17, 2023, IMC Holdings entered into a short-term loan agreement with a non-financial institute in the amount of NIS 1,800 thousand (approximately $660). Such loan bear interest at an annual rate of 18% and mature six months from the date of issuance along with the associated fees and commissions of 4% per annum for application fee and an origination fee of 4% per annum.

On April 17, 2024, IMC Holdings and the lender signed an amendment to extend the loan period until April 18, 2025, with an annual interest rate of 17% with no additional fees associated as in the initial loan period.

On January 16, 2025, the lender and IMC Holdings signed a second amendment extending the October 2023 Loan until May 16, 2025. As part of the extension, IMC Holdings agreed to pay an additional fee of NIS 150 thousand. The lender is entitled to request the immediate repayment of EUR 35 thousand at any time by submitting a written request. For more information, see “October 17, 2023”.

January 30, 2025: On April 17, 2024 Pharm Yarok entered into a loan agreement with a non-financial institute in the amount of NIS 3,000 thousand (approximately $1,082) (the “April 2024 Loan”). The April 2024 Loan bears an annual interest rate of 15% and matures 12 months from the date of issuance. The April 2024 Loan is secured by the following collaterals and guarantees: (a) a first-ranking floating charge over the assets of Pharm Yarok (b) a first-ranking fixed charge over the holdings (23.3%) of its subsidiary, IMC Holdings, of Xinteza; (c) a personal guarantee by Mr. Shuster, IMC’s CEO; and (D) a guarantee by the Company.

On January 30, 2025, Pharm Yarok and the lender signed an amendment to the April 2024 Loan in which it was agreed that Pharm Yarok will pay NIS 1,000 thousand on January 31, 2025, and the remaining amount will be repaid by October 31, 2025 but not before August 31, 2025.

March 5, 2025: On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 thousand (approximately $4 million) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistics Center of Adjupharm. In addition, pursuant to the Shuster Benefit, Mr. Shuster provided a personal guarantee to ADI should the security not be sufficient to cover the payment of the ADI Loan.

On February 26, 2024, IMC Holdings and ADI signed an additional amendment to the ADI Agreement, extending the loan period until April 15, 2024, with the same terms as the first amendment, as specified above.

On October 4, 2024, the Company announced its intention to complete a non-brokered private placement offering of up to US$1,613 thousand through the sale of up to 760,406 units (each, an “Unit”) at a price per Unit (the “Offering Price”) calculated on the basis of the deemed price per common shares in the capital of the Company (each, a “Share”) equal to the 10-day volume weighted average price of the Shares on Canadian Securities Exchange (the “Exchange”) ending on the trading day preceding October 3, 2024. On November 12, further to its press release dated October 4, 2024 (the “October 4 Release”), the Company has closed its previously announced non-brokered private placement offering (the “Offering”) effective November 12, 2024 (the “Closing Date”) through the issuance of 742,517 Units for gross proceed of $2,138 thousand. Capitalized terms not otherwise defined herein have the meanings attributed to them in the October 4 Release.

The Company used the proceeds from the November 2024 Offering for the repayment of the ADI Loan. For more information, please see “Item 4A. History and Development of the Company – Important Events in the Development of the Business from January 1, 2024, to the date of this Annual Report – November 12, 2024”.

On March 5, 2025, IMC Holdings and ADI signed an amendment postponing the repayment of the remaining ADI Loan to June 30, 2025.

March 6, 2025: the Company announced that it will hold an annual and special meeting of shareholders on May 23, 2025, with a record date of March 31, 2025.

March 20, 2025: On March 23, 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%. On May 17, 2023, the Company and Bank Mizrahi entered into a new credit facility with total commitment of up to NIS 10,000 thousand (approximately $3,600) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of NIS 5,000 thousand credit line and NIS 5,000 thousand loan to be settled with 24 monthly installments from May 17, 2023. This loan On March 20, 2025, the bank and the Company signed an agreement modifying the New Mizrahi Facility terms as follows:

•
$1,560 (NIS 4 million) will be extended as a loan with a six-month grace period, after which repayment will be made in 31 monthly installments commencing September 10, 2025. The principal loan will not require a personal guarantee and will bear an interest at a rate of prime plus+2.9% to be paid monthly, commencing April 20, 2025.

•	The remaining $390 (NIS 1 million) will be extended as a credit line from March 19, 2025, to March 12, 2026.

For more information, please see “Item 4B. History and Development of the Company – Significant Operations and Principal Activities in Fiscal 2022 to Fiscal 2023”.

B.          Business Overview

IM Cannabis is an international cannabis company currently dedicated to providing premium cannabis products to medical patients in Israel and Germany, two key players in the global medical cannabis industry. Following the partial legalization of cannabis in Germany on April 1, 2024, the cannabis market has experienced rapid growth, especially within the medical sector, as access for new patients has become easier. The trend is expected to continue as new users enter the market. IM Cannabis has shifted its focus and resources to concentrate on the burgeoning cannabis market in Germany, where the Company is poised for significant growth. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and adherence to the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a leading global provider of high-quality cannabis.

Activities in Israel

In Israel, the Company imports, distributes and sells cannabis to local medical patients by operating medical cannabis retail pharmacies, online platforms, distribution center and logistical hubs operating through IMC Holdings’ subsidiaries, leveraging proprietary data and patient insights. The Company also preserves its existing proprietary genetics with third-party cultures facilities in Israel.

We continue to expand IMC brand recognition in Israel and supply the growing Israeli medical cannabis market with our branded products. The Company offers medical cannabis patients a rich variety of high-end medical cannabis products through strategic alliances with suppliers supported by a highly skilled sourcing team. In addition to the benefits of the Group’s long-term presence in Israel, we believe that with our strong sourcing infrastructure in Israel, and advanced product knowledge, regulatory expertise and strong commercial partnerships, the Company is well-positioned to address the ongoing needs and preferences of medical cannabis patients in Israel and also to partially support the increased medical cannabis users’ needs in Germany.

Throughout 2024, the company implemented several strategic measures in Israel to enhance operational efficiency, reduce costs, and improve overall business performance. These initiatives included optimizing logistics and distribution, streamlining workforce and facilities, and adapting to challenges arising from geopolitical events. Key actions taken during the year include:

•	We began working with a new processing facility to improve gross margin and enhance business flexibility.
•	Reducing shipping and distribution costs through efficiency measures, service provider replacements, and outsourcing.
•	Streamlining operations by reducing headcount and closing the trading house to optimize costs.
•	Addressing higher costs and operational challenges due to flight disruptions caused by the Iron Swords War.

The Company is also operating in the retail segment. The Company, through IMC Holdings, holds two licensed pharmacies, each selling medical cannabis products to patients: (i) Vironna, a leading pharmacy in the Arab sector, and (ii) Pharm Yarok, the largest pharmacy in the Sharon plain area and a big call center in the country (collectively, the “Israeli Pharmacies”).

The Company also operates a home-delivery services and an online retail platform, under the name “Pharm Yarok”, which includes a customer service center.

The operation in the retail segment in Israel positions IM Cannabis as a large distributor of medical cannabis in Israel. We are strategically focused on establishing and reinforcing a direct connection with medical cannabis patients, providing direct access to IM Cannabis products, obtaining and leveraging market data and gaining a deeper understanding of consumer preferences. The operation of the Israeli Pharmacies allows the Company to increase purchasing power with third-party product suppliers, offers potential synergies with our established call center and online operations, achieve higher margins on direct sales to patients, and creates the opportunity for up-sales across a growing range of products.

Activities in Germany

IMC has been operating though Adjupharm, its German subsidiary, since 2019, building the foundation needed to drive growth after the April 2024 legalization. We believe that our strong sourcing infrastructure in Israel, powered by advanced product knowledge and regulatory expertise, gives us a competitive advantage in the growing German market.  This is based on the premise that the German and Israeli markets share a number of common attributes such as robust commercial infrastructure, highly developed digital capabilities, favourable demographics and customer preferences.

The Company’s focus in Germany is to import cannabis from its supply partners, which are then sold through our own IMC branded products, as well as exclusive ultra premium Canadian cannabis brands, with which we have signed strategic licensing agreements.

In 2024, the company focused on building a unique supply chain tailored to the group's needs in Germany. This process leveraged the extensive knowledge and experience gained in Israel, ensuring its effective implementation in the German market.

Our German operations are underpinned by the German Logistics Center, which is a state-of-the-art warehouse and EU-GMP production facility in Germany  with all the necessary licenses to engage in additional production, cannabis testing and release activities. Adjupharm can repackage bulk cannabis,  perform stability studies and offer such services to third parties.

Significant Operations and Principal Activities in Fiscal 2022 to Fiscal 2023

January 19, 2022: Focus imported premium indoor-grown Canadian cannabis flowers from Canada. The Group commenced the sale of imported cannabis flowers under its WAGNERS™ brand in the Israeli medical cannabis market as of Q1 2022. The WAGNERS™ brand was the first international premium, indoor-grown brand introduced to the Israel cannabis market, at a competitive price point. The WAGNERS™ brand includes Cherry Jam, Rainforest Crunch, Tiki rain, Pink Buba and Silverback#4. For more information, please see the section entitled “Israeli Medical Cannabis Business”.

February 24, 2022: On December 26, 2019, IMC Holdings entered into a Share Purchase Agreement (the “SPA”) with Xinteza, a company with a unique biosynthesis technology, under which IMC Holdings invested an aggregate amount of US$1,700 thousand (approximately $2,468) in exchange for the issuance of 38,082 preferred shares of Xinteza.

On February 24, 2022, IMC Holdings entered into a Simple Agreement for future equity with Xinteza, under which IMC Holdings invested US$100 thousand (approximately $125), in exchange for additional future shares of Xinteza.

As of December 31, 2024, IMC Holdings holds 25.32% of the voting rights of Xinteza, and has the right to appoint two out of five members of the Board of Directors.

As of December 31, 2024, and 2023, the investment in Xinteza amounted to $1,631 and $2,285, respectively. Thus, during the year ended December 31, 2024, the Company recorded a revaluation of $837 less an effect of foreign currency translation of $183.

March 4, 2022: Adjupharm received a revised EU-GMP license that permits it to engage in additional production, cannabis testing and release activities. The license also  allows Adjupharm to repackage bulk cannabis, to perform stability studies and offer such services to third parties.

March 23, 2022: Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5%. On May 17, 2023, the Company and Bank Mizrahi entered into a new credit facility with total commitment of up to NIS 10,000 thousand (approximately $3,600) (the “New Mizrahi Facility”). The New Mizrahi Facility consists of NIS 5,000 credit line and NIS 5,000 thousand loan to be settled with 24 monthly installments from May 17, 2023. This loan bears interest at the Israeli Prime interest rate plus 2.9%.

On August 1, 2024, the credit line of approximately NIS 1,825 related to the New Mizrahi Facility was converted into a six-month short-term loan, bearing an annual variable interest rate of P+1.9% (with the Israel Prime interest rate as of the submission date being 6%). As of February 1, 2025, Mizrahi Bank has been extending the short-term loan on a weekly basis.

As of December 31, 2024, Focus has a short-term loan of $2,586 in respect of the new Mizrahi facility. The New Credit facility is also subject to several covenants to be measured on a quarterly basis which are not met as of December 31, 2024.

On March 20, 2025, the bank and the Company signed an agreement modifying the terms as follows:

•
$1,560 (NIS 4 million) will be extended as a loan with a six-month grace period, after which repayment will be made in 31 monthly installments commencing September 10, 2025. The principal loan will not require a personal guarantee and will bear an interest at a rate of prime plus+2.9to be paid monthly, comencing April 20, 2025.

•	The remaining $390 (NIS 1 million) will be extended as a credit line from March 19, 2025, to March 12, 2026.

March 28, 2022: pursuant to an agreement entered into on December 1, 2021, IMC Holdings completed the Oranim Pharmacy Acquisition (as defined herein) upon receipt of all requisite approvals, including the approval of the IMCA.  On July 8, 2024, a cancellation agreement was signed, addressing all the required procedures resulting from the agreement cancellation, including the transfer of shares, the removal of pledges, and the retention of the first payment by the seller as liquidated damages. For more information, please see “Item 4A. History and Development of the Company – Important Events in the Development of the Business- July 8, 2024”.

April 6, 2022: the Company announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, in June 2022, the Company closed the Focus Facility to concentrate on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers. In July 2022, Focus received an IMCA license which allows it to continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies despite the closure of the Focus Facility. To supplement growing demand, the Company plans to continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

August 5, 2022: the Company commenced a restructuring plan in Canada through which took a disciplined approach to spending and implementing cost efficiencies (the “Canadian Restructuring”). For more information of the Company’s  CCAA proceedings, please see the “Item 8. Financial Information – Canadian Restructuring”.

October 11, 2022: IMC Holdings entered into a loan agreement (the “ADI Agreement”) with A.D.I. Car Alarms Stereo Systems Ltd (“ADI”), to borrow a principal amount of NIS 10,500 (approximately $4,045) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistic Center of Adjupharm. In addition, the Company’s Chief Executive Officer and director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan. For more information, see “Item 4A. History and Development of the Company – Important Events in the Development of the Business from January 1, 2024, to the date of this Annual Report”.

October 12, 2022: the Company and Avant Brands Inc. (“Avant”) announced the signing of an international trademark licensing agreement (the “Avant Licensing Agreement”) granting the Company the exclusive right to launch the BLKMKT™ brand in the Israeli medical cannabis market. Under the terms of the Avant Licensing Agreement, a subsidiary of Avant will license the Company’s premium cannabis flagship BLKMKT™ brand to an Israeli subsidiary of the Company for use on the Company’s medical cannabis product packaging. All such packaging will contain cannabis cultivated exclusively by Avant and sold to the Company’s affiliates. The integration of unique and exclusive varieties of the high-quality BLKMKT™ brand into the Company’s current premium product portfolio will serve to bolster the cooperative and synergistic partnership forged between the Avant and the Company over the past two years. The Avant Licensing Agreement signals the Company’s commitment to implementing a premium strategy and acts as another step to establish the Company’s leadership of the ultra-premium segment in Israel. In 2024, the Company the following products under the BLKMKT™ brand: BLK MLK, YA HEMI, PURPLE RAIN, JEALOUSY, Hemi GLTO, RAINBOW P, GUVA BOBA, Sunsets.rudel, Park fire OG and Up side down C. For more information, please see the section entitled “Item 4B. Business Overview”.

November 7, 2022: in connection with the Canadian Restructuring, the Company’s Canadian operations held through Trichome were wound-down pursuant to an initial order by the ONSC issued on November 7, 2022 (the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against Trichome and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the Canadian Restructuring. Further, pursuant to the Canadian Restructuring, Trichome JWC Acquisition Corp. (“TJAC”),  as borrower, the remaining members of Trichome, as guarantors and Cortland Credit Lending Corporation, as agent for and on behalf of itself and certain lenders (the “DIP Lender”), entered into a debtor-in-possession facility agreement dated November 6, 2022 (as amended, the “DIP Agreement”). Pursuant to the DIP Agreement, the DIP Lender agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to TJAC (the “DIP Facility”). In accordance with the DIP Agreement, the DIP Facility is to be used during the Canadian Restructuring by the Borrower to fund its working capital needs. For more information of the Company’s Companies’ CCAA proceedings, please see the “Item 8. Financial Information – Canadian Restructuring”.

November 29, 2022: the Company’s subsidiary, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and the sole shareholder of Telecana, whereby IMC Holdings loaned NIS 1,545 thousand (approximately $605) to Telecana according to the following advance schedule: NIS 45 on January 15, 2023 (approximately C$18); NIS 250 on January 31, 2023 (approximately C$98); NIS$500 (approximately C$196) on February 28, 2023; NIS 500 thousand (approximately C$196) on April 5, 2023; and NIS 250 thousand (approximately C$98) on May 5, 2023. Telecana opened a pharmacy and obtained from the IMCA a license to dispense medical cannabis products. Pursuant to the Telecana Loan Agreement, subject to IMCA approval, the loan can be converted into 51% of the share capital of Telecana, with such conversion to occur at the earlier: (i) upon receipt of a preliminary license from the IMCA; and (ii) at any time at the sole discretion of IMC Holdings.  On January 5, 2025, IMC Holdings entered into an agreement with a third party under which it sold all of its contractual rights under the Telecana Loan Agreement for a total consideration of NIS 350,000 (approximately C$139,789). For more information, see “Item 4A. History and Development of the Company – Important Events in the Development of the Business from January 1, 2024, to the date of this Annual Report– January 5, 2025”.

January and February, 2023: the Company issued an aggregate of 2,828,248 units of the Company (each a “Life Unit”) at a price of US$1.25 per Life Unit for aggregate gross proceeds of US$3,535 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exempt under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Life Unit consisted of one Common Share and one Common Share purchase warrant (each a “Life Warrant”), with each Life Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Life Units under the LIFE Offering at an aggregate subscription price of US$165. The director’s subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director certain consulting services previously rendered by the director to the Company. In connection with the LIFE Offering, the Company and Odyssey Trust Company entered into a series of warrant indentures on January 30, 2023 (the “First LIFE Warrant Indenture”), February 7, 2023 (the “Second LIFE Warrant Indenture”) and February 16, 2024 (the “Third LIFE Warrant Indenture”) to govern the terms and conditions of the Life Warrants.

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 units on a non-brokered private placement basis at a price of US$1.25 per unit for aggregate gross proceeds of US$2,897 (the “January 2023Offering”). The January 2013 Offering was led by insiders of the Company. The units offered under the LIFE Concurrent Offering were sold under similar terms as the Life Offering and were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption. All units issued under the January 2023 Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

January 9, 2023: on this date, the Court issued an order in the Canadian Restructuring in respect of a motion brought by Trichome to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of Trichome, and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between Trichome and L5 Capital dated December 12, 2022. For more information of the Company’s Companies’ CCAA proceedings, please see the “Item 8. Financial Information – Canadian Restructuring”.

February 22, 2023: the Trichome Monitor issued a report (the “Trichome Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 Capital informed Trichome that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, Trichome terminated the Stalking Horse Purchase Agreement, and (iii) the Trichome Monitor continues to market for sale Trichome’s business and assets, including the brands and other intellectual property owned by Trichome. For more information of the Company’s Companies’ CCAA proceedings, please see the “Item 8. Financial Information – Canadian Restructuring”.

February 13, 2023: the Company provided an update on its previously announced transaction with Panaxia Pharmaceutical Industries Israel Ltd., and Panaxia Logistics Ltd., part of the Panaxia Labs Israel Ltd. group of companies (collectively, “Panaxia”). Under the transaction terms, the Company purchased the home-delivery services and an online retail footprint operating under the name “Panaxia-to-the-Home” is Israel, which includes a customer service center, an Israeli medical cannabis distribution with IMC-GDP license, and an online related business together with associated intellectual property (the “Panaxia Transaction”). The consideration payable by the Company under the Panaxia Transaction was NIS 18,700 (approximately $7,200), comprised of $2,900 in cash, payable in two installments, and $4,300 in Common Shares, payable in five installments. The Company paid four installments on August 9, 2021, September 8, 2021, October 20, 2021, and November 18, 2021, respectively. The Panaxia Transaction included a further option to acquire, for no additional consideration, a pharmacy, including requisite license to dispense and sell medical cannabis to patents (“Panaxia Pharmacy Option”).

The Company and Panaxia reached an agreement to terminate the Panaxia Pharmacy Option on February 13, 2023. Pursuant to the termination of the Panaxia Pharmacy Option, the Company did not make the fifth installment payment of $2,619 worth of Common Shares to Panaxia under the Panaxia Transaction. The Company was also supposed to receive an agreed compensation in the amount of $9,464 from Panaxia which was not paid due to the termination of the Panaxia Pharmacy Option.

March 8, 2023: the Company announced its strategic plan to reorganize the Company’s management and operations to strengthen its focus on core activities. As part of its restructuring plan, the following positions in the Company’s global leadership team transitioned to highly skilled internal successors:

-	Shai Shemesh, resigned as Chief Financial Officer of the Company and Itay Vago, was appointed as Chief Financial Officer of the Company to fill the vacancy created by Shai Shemesh’s resignation.

-
Rinat Efrima, resigned as Chief Executive Officer of IMC Holdings and Eyal Fisher was appointed as the General Manager of IMC Holdings to fill the vacancy created by Ms. Efrima’s resignation. Mr. Fisher previously held the position of Sales Director of IMC Holdings prior to his appointment as General Manager.

-
Yael Harrosh resigned as Chief Legal and Operations Officer of the Company and Michal Lebovitz was appointed on April 14, 2023 as General Counsel of the Company to fill the vacancy created by Mr. Harrosh’s resignation.

March 9, 2023: the Court issued an order extending the Stay until April 21, 2023, to allow Trichome to complete the orderly wound-down of its operations. For more information of the Company’s Companies’ CCAA proceedings, please see the “Item 8. Financial Information – Canadian Restructuring”.

May 8, 2023: the Company closed a debt settlement transaction (the “L5 Debt Settlement”) with L5 Capital Inc., a company controlled by Marc Lustig, executive chairman and a director of the Company (“L5 Capital”). Pursuant to the L5 Debt Settlement, the Company settled outstanding indebtedness of $839 (approximately US$616) through issuing 492,492 (before the July 2024 consolidation) units at a price of US$1.25 per unit. Each unit consisted of one Common Share and one Common Share purchase warrant. Each warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance.

June 22, 2023: a hearing took place before the esteemed Honorable Judge Orit Kertz regarding the Company’s Focus Facility (as defined herein). For more information, see “Item 8 – Financial Information – Legal Proceedings”.

August 1, 2023: the Company received written notification from Nasdaq (the “Nasdaq Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the minimum share price listing requirement, which requires, among other things, that the Common Shares maintain a minimum bid price of at least US$1.00 per share (the “Minimum Share Price Listing Requirement”). The Nasdaq Notification Letter provided that the Company had until January 29, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement. The Company received a 180-calendar day extension, until July 29, 2024, to regain compliance with the Minimum Share Price Listing Requirement. Since then, Nasdaq staff has determined that for the last 10 consecutive business days, from July 12, 2024, to July 25, 2024, the closing bid price of the Company's Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter has been closed. On July 29, 2024, the Company received formal notice from Nasdaq stating that the Company has regained compliance with the Minimum Share Price Listing Requirement. IMC regained compliance with all applicable listing standards on July 26, 2024, and will continue to be listed and traded on the Nasdaq.

September 14, 2023: on this date, a CCAA termination order was granted upon service on the service list of an executed certificate and the Canadian Restructuring and Stay under the CCAA was terminated without any further act or formality. For more information of the Company’s CCAA proceedings, please see the “Item 8. Financial Information – Canadian Restructuring”.

September 19, 2023: the Company announced the resignation of Itay Vago, the Company’s Chief Financial Officer.

October 3, 2023: the Company repaid a loan that it had entered into with a non-financial institution on July 3, 2023, in the amount of NIS 1,000 (approximately $358).

October 10, 2023: the Company announced that Uri Birenberg was appointed as Chief Financial Officer to fill the vacancy created by Mr. Vago’s resignation.

October 13, 2023: the Company released a statement regarding the Iron Swords War. Please see the section titled “Risk Factors” for further information.

October 17, 2023: IMC Holdings entered into a short-term loan agreement with a non-financial institute in the amount of NIS 1,800 thousand (approximately $660) (the “October 2023 Short Term Loan”). The October 2023 Short Term Loan bears interest at an annual rate of 18% and matures six months from the date of issuance along with the associated fees and commissions of 4% per annum for application fee and an origination fee of 4% per annum. On April 17, 2024, IMC Holdings and the lender signed an amendment to extend the loan period until April 18, 2025, with an annual interest rate of 17% with no additional fees associated as in the initial loan period. For more information, see “Item 4A. History and Development of the Company – Important Events in the Development of the Business in Fiscal 2024 – January 16, 2025”.

October 23, 2023: the Company received a Notice of Assessment for Excise Tax dated October 23, 2023, covering the period of January 1, 2020 to December 31, 2020, where IM Cannabis Corp. was assessed tax on insurance of $198,687.57, arrears interest of $36,248.62 and a failure to file penalty of $7,947.49 (collectively, the “2020 Assessment”), as well as a Notice of Assessment for Excise Tax  dated October 23, 2023, covering the period of January 1, 2021 to December 31, 2021, where IM Cannabis Corp. was assessed excise tax on insurance of $72, arrears interest of $1 and a failure to file penalty of $0.49 (collectively, the “2021 Assessment”). If a person files a Notice of Objection (Excise Tax Act), the Canada Revenue Agency (the “CRA”) cannot take collection action on amounts in dispute until 90 days after the Notice of Decision is sent to that person. However, interest and penalty continue to accrue on any amount owing. On November 29, 2023, the Company filed Notices of Objection (Excise Tax Act) to the 2020 Assessment and the 2021 Assessment. Therefore, the CRA cannot take collection action on the amounts noted above until 90 days after Notices of Decision are sent to the Company. On April 26, 2024, the Company received a letter from the CRA that the Notice of Assessment for Excise Tax that the Company objected to will be voided and no outstanding balance will be owed with respect to such assessments. Based on the forgoing, this matter has been resolved to the Company's satisfaction and the objections were finalized.

November 17, 2023: the Company received a copy of a statement of claim (the “35 Oak Statement of Claim”) that was filed in the ONSC. For more information, see “Item 8. Financial Information – Legal Proceedings”.

November 30, 2023: IMC Holdings acted to exercise its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay by submitting a request to the IMCA which approved the transaction on February 26, 2024. For more information, see “Item 4A. History and Development of the Company – Important Events in the Development of the Business in Fiscal 2024- February 26, 2024”.

December 6, 2023: the Company held an annual and special meeting where shareholders approved fixing the number of directors of the Company at five, elected the directors for the ensuing year, and re-appointed Kost as auditor of the Company.

Principal Products and Brands

The IMC brand has established its reputation in Israel for quality and consistency over the past 15 years and more recently with new high-end, ultra-premium strains that have made it to the top-sellers list in pharmacies across the country. The Group maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

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

The IMC brand offers different products, leading with the highest quality Canadian craft cannabis flower and has established IMC as the leader of the super-premium segment in Israel.

Brands under the IMC Cannabis Portfolio:

-
The Craft Collection – IMC brand’s premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Sup.S.

-
The Top-Shelf Collection – IMC’s premium product line, which offers indoor-grown, high-THC cannabis flowers with strains such as Lemon Rocket, Diesel Drift, Tropicana Gold, Lucy Dreamz, Santa Cruz, Or’enoz, and Banjo. Inspired by the 1970’s cannabis culture in America, the Top-Shelf Collection targets the growing segment of medical patients who are cannabis culture enthusiasts.

-
The Signature Collection –IMC brand’s high-quality product line with greenhouse-grown or indoor grown, high-THC cannabis flowers. The Signature Collection currently includes well known proprietary cannabis dried flowers such as Chemchew, Rockabye, FLO OG, Roma T15, Roma T20, Karma lada, Sydney, MOTORBRTH and B.F LMO, all an indoor-grown flowers.

-	The Full Spectrum Extracts – IMC brand’s full spectrum, strain-specific cannabis extracts, includes high-THC Roma® T20 oil and OIL GLTO 33.

-
Roma® Product Portfolio – IMC’s Roma portfolio also includes oils. IMC’s Roma® strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

-
WAGNERS™ – this brand launched in Israel in Q1 2022, with indoor-grown cannabis imported from Canada. The WAGNERS™ brand was the first international premium, indoor-grown brand introduced to the Israel cannabis market, at a competitive price point. The WAGNERS™ brand includes Cherry Jam, Rainforest Crunch, Tiki Rain, Pink Buba and Silverback#4.

-
BLKMKT™ – this is the Company’s second Canadian brand. It is a super-premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The BLKMKT™ includes BLK MLK, YA HEMI, PURPLE RAIN, JEALOUSY, Hemi GLTO, RAINBOW P, GUVA BOBA, Sunsets.rudel, Park fire OG and Upside down C.

-
LOT420 – this brand launched in Israel in Q2 2023, with super-premium indoor-grown cannabis imported from Canada with high-THC. The LOT420 brand includes GLTO 33, Apps and Bans and O.C. The Company ceased selling Atomic APP.

-
The PICO collection (minis) - Under the BLKMKT™ and LOT420 brands, the Company launched a new type of product (small flowers) in 2023, which is a super-premium indoor-grown cannabis imported from Canada with high-THC. The PICO collection includes the following products: PICO PURPLE RAIN, PICO YA HEMI, PICO JEALOUSY, Pico upside Down, PICO RAIN BOW, Pico California love, PICO BLK MLK and PICO Bacio Glto.

-	Flower – In Q2 2024, the Company launched a super-premium indoor-grown cannabis imported from Canada with high-THC. The Flower brand includes cannabis strains California Love and Face Sherb.

For more information, see “Strategy in Detail – Brands – New Product Offerings” section of the MD&A.

German Medical Cannabis Business

In Germany, IMC is positioned amongst the top cannabis companies. The Group’s competitive advantage in Germany lies in its track record, experience and brand reputation as a reliable partner for medical cannabis for both pharmacies and patients.

In Germany, IMC initially focused on selling only IMC branded products, both flowers and full spectrum extracts, to increase the brand awareness and build brand heritage among German healthcare professionals.

In the second half of 2024, IMC expanded its portfolio to include a new mid-market brand called “Selected” by IMC, as well as BLKMKT™, an ultra-premium Canadian brand.

The Company maintains a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced. The following strains were sold in Germany during 2024: Purple Grape, Outdoor OG, Black Russian, Somango, Blue Dream, Jokerz, Tropicana Banana, Gelato 41, Grapple Pie, Rose Gold Runtz, Peppermint, El Chivo 20, Coco No4, Cherry Dosidos, Rainbow Pie, BLK MLK.

New Product Offerings

The strategy for new products in each of our markets vary, given that the market in each country we operate in is at a different stage of development with respect to regulatory regimes, patient and customer preferences and adoption rates.

Israel

In Q4 2024, the Company launched new cannabis strains in Israel, namely "Pico Sups" by the PICO collection (minis) under the BLKMKT™ and ATO A.PP by LOT420.

Germany

In Q4 2024, the Company launched 8 new cannabis strains in Germany, across 2 different brands.

Revenue

The following table shows the sales figures in thousands of dollars for each category of products that accounted for 15% or more of the total consolidated revenue of the Company for the financial years ended December 31, 2024, 2023 and 2022, derived from (a) sales to entities in which the Company maintains an investment accounted for by the equity method; (b) sales to customers, other than those referred to in (a); and (c) sales or transfers to controlling shareholders.

Revenues from Continuing operations - By Product Type
Financial Year	Medical Cannabis Products	Adult-Use Recreational Cannabis Products	Other Products	Total
2024	$51,355	-	$2,696	$54,031
2023	$44,246	-	$4,558	$48,804
2022	$48,384	-	$5,951	$54,335

Revenues from Continuing operations - by geographic market
Financial Year	Israel	Germany	Total
2024	$38,523	$15,508	$54,031
2023	$43,316	$5,488	$48,804
2022	$50,500	$3,835	$54,335

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

Intangible Properties

The Company relies on the licensing of its brand in Israel and in Germany to widen its reach and offer branding, marketing and other related services to participants in the Israeli and German medical cannabis industry. The Group also may rely on the IMC brand to facilitate the distribution of cannabis products in other international markets in the future. The Group owns trademarks and trade secrets that allow it to serve a range of cannabis industry participants.

“IMC” is a registered trade name and trademark valid in Israel through May 2027, in Germany and in Portugal through the World Intellectual Property Organization through November 2027. In Canada, the Company applied for registration of the IMC name for use in connection with various food supplements, vitamins, minerals and proteins and is awaiting a response to its submissions. The trademark was registered on September 26, 2022, and expires on September 26, 2026.

In February 2022, the Company successfully completed the registration of its well-known medical cannabis brand strain “ROMA” as a trade name in Israel and is valid through July 2031. In addition, the Company filed a trademark application for its new branding and the name “I AM Cannabis” in Israel. The trademark was registered on December 5, 2022, and is valid through to December 2031.

There is no seasonality to our business.

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

In August 2023, the MOH’s Medical Cannabis Unit implemented a comprehensive reform to enhance patient access to medical cannabis. A significant change was the removal of the prior requirement for patients to undergo up to three years of conventional treatments before qualifying for medical cannabis. This update allows patients with certain medical conditions, such as cancer, epilepsy, and post-traumatic stress disorder, to receive medical cannabis treatments more promptly.

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

The IMCA has introduced reforms to streamline the licensing process for medical cannabis activities. These reforms aim to reduce bureaucratic hurdles and encourage growth within the medical cannabis industry. For more information see "Regulatory Reform from Licenses to Prescriptions for Medical Treatment of Cannabis" below.

Medical Cannabis Imports and Exports

The narcotic convention governs the import and export of cannabis between member countries (the “Narcotic Convention”). Since Israel is a member country, any export and import of cannabis is subject to the Narcotic Convention.

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

As of March 2025, adult-use recreational cannabis remains illegal in Israel. However, there have been ongoing discussions and legislative efforts toward decriminalization and potential legalization. In recent years, the government has shown interest in reforming cannabis laws, but full legalization has not yet been achieved.

Previous Regime and Price Control

Until September 2019, under the previous regime, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient’s authorized amount. Since September 2019, under the new regime, licenses to patients were no longer entitling them for such fixed monthly price. However, some medical cannabis patient licenses granted under the previous regime remain valid, entitling their holders to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. All licenses under the previous regime which allowed patients to receive medical cannabis at a fixed monthly price expired in Q1 2022. Under the current regime, patients obtain medical cannabis products through licensed pharmacies, with prices varying based on the product and quantity purchased.

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

On December 8, 2023, the Company announced a 3-month delay of the anticipated medical cannabis reform announced by the Israeli ministry of health on August 7, 2023. Due to the Iron Swords War, the anticipated implementation of the medical cannabis regulatory reform, originally scheduled for December 29, 2023, has been postponed by three months. The new regulations were designed to alleviate many of the stringent restrictions in the sector, thereby enhancing access to medical cannabis for patients.

On April 1, 2024, the Company announced the implementation of the medical cannabis regulatory reform in Israel as of April 1, 2024 (the “April 2024 Regulatory Reform”). The April 2024 Regulatory Reform will be implemented in phases, as approved, and announced by the MOH. The key aspects of the initial phase, which commenced in April 2024, are as follows:

1.
Change in the prescription process: patients with a wide range of diseases and medical conditions from Oncology to Parkinsons will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications. Pain and PTSD are not included in the April 2024 Regulatory Reform yet.

2.
Medical cannabis will now be prescribed through the HMO's, Israel's public healthcare system: until the April 2024 Regulatory Reform, cannabis could not be prescribed through the HMO's which cover the majority of the Israeli population.

3.
The number of prescribing physicians is expected to increase: as of today, HMO physicians, who are dully trained and certified within their field of expertise, can prescribe medical cannabis as a first line treatment, as opposed to a last resort, based on medical discretion for the approved indications.

4.	The cost for prescription is anticipated to be reduced: the Ministry of Health limited the cost for a medical cannabis prescription.

For the full report (in Hebrew) published by the MOH see - https://www.health.gov.il/hozer/mmk152_2016.pdf.

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

The Commissioner for Trade Levies at the Ministry of Economy and Industry (the “MEI Commissioner”), announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the import of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry and a causal link between the imported imports and said damage. The notice also included a letter sent to Michael Mancini, the Chief Commercial Counselor with the Embassy of Canada, informing them of the investigation, dated January 15, 2024.The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the "Anti-Dumping" investigation.

Further to several requests received from the parties and in accordance with section 27(b) of the Law on Trade Levies and Defense Measures, 1991 which states that "The Commissioner may, for special reasons that shall be recorded, extend the period specified in subsection (a) by an additional period that shall not exceed 30 days." (the emphasis is not in the original), the MEI Commissioner decided that special conditions exist for extending the deadline for the submission of the required materials as part of the investigation into the export of medical cannabis to Israel from Canada for 10 days until March 10, 2024, Due to constraints presented by the parties following the Iron Swords War, mainly significant delays in the preparation of the materials due to the absence of many workers as part of the extensive recruitment in Israel for the reserve service at this time and due to the unique complexity of the Israeli cannabis market where many players are required to submit data both as producers and importer. On March 10, 2024, the Company submitted the relevant questionnaires regarding its subsidiaries Focus and IMC Pharma, which are included in the investigation and for its subsidiaries Focus Medical Herbal Ltd, IMC Pharma Ltd and Rosen Highway.

On June 18, 2024, the Ministry of Economy and Industry announced that it has decided to postpone the final deadline for obtaining its preliminary decision until July 18, 2024.

On July 10, 2024, the MEI Commissioner published a preliminary decision regarding the investigation and findings determining that there is dumping and consequent injury, on the basis of best information available. The Company is evaluating the preliminary decision and its potential impact on the Company and its subsidiaries. Focus Medical Herbs Ltd. And IMC Pharma Ltd. submitted their response on August 23, 2024.

As part of the preliminary decision, the MEI Commissioner determined that a temporary guarantee is not necessary at this stage, and the Company is now awaiting the MEI Commissioner final decision. This decision must be approved by the Ministry of Economy’s Director General, following consultation with the Ministry of Finance’s Budgets Director. The local growers have filed an administrative petition against the MEI Commissioner’s decision not to impose a temporary guarantee. The company submitted a request to the court to join the petition to argue against the claims of the local growers. A hearing on the petition has not yet been scheduled.

On November 10, 2024, the MEI Commissioner published the final report on the investigation into cannabis imports from Canada, recommending the imposition of tax levies. According to the recommendations, a tax of 175% will be imposed on cannabis imports from Canadian companies that did not cooperate with the investigation, while major importers that participated will be subject to lower tax rates, starting at 2% and increasing incrementally. The Company is currently reviewing these recommendations and considering steps to prevent or mitigate the final decision.

On November 24, 2024, the Issuer submitted its formal response to the advisory committee, which is responsible for developing and submitting recommendations to the Minister of Treasury prior to the minister's final decision in this regard. It is currently uncertain when the advisory committee will conclude its deliberations or what outcome can be anticipated at this stage.

On December 11, 2024, the Advisory Committee held its first meeting where the Company participated and presented its arguments against the imposition of dumping tax. The Advisory Committee has not yet sent its recommendations to the Minister of Treasury nor published any recommendations. Following the first meeting, the Company sent a letter to the Advisory Committee, presenting both new and existing arguments for consideration before the Committee submits its recommendations to the Minister of Treasury.

On January 26, 2025, the Jerusalem District Court held a hearing on the administrative petition filed by the local growers seeking to impose a temporary guarantee. The judge recommended that the local growers withdraw their petition. The local growers subsequently submitted their consent to withdraw the petition without costs being imposed. The parties must submit their response regarding the request to waive costs by February 4, 2025.

On February 4, 2025, the Company submitted its response, stating that it is not waiving costs from the local growers. Following this, the Court decided to close the petition without costs.

Germany

On March 10, 2017, the German federal government enacted bill Bundestag- Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products.

Under the updated legislation, cannabis is listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription”. Until the Act on the Handling of Consumer Cannabis (“KCanG”) came into force on 1 April 2024, legalization in Germany applied only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention.

Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements. Operations involving adult-use recreational cannabis products became legal under certain conditions defined in the KCanG. This development has its origins in the fact that the current German government has declared in the coalition agreement at the end of 2021 its intention to open up the German market to the adult-use recreational market.

In October 2022, a key points paper6 on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general was also discussed, was published by the cabinet, which was submitted to the European Union Commission for a preliminary legal examination. In this respect, the German federal government issued a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage and submitted a draft law to the European Union Commission within the framework of a notification.

After a long political debate, the German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/87047, BT Drs. 20/87638, BT-Drs. 20/104269) on Friday, 23 February 2024. The draft law (BT Drs. 20/8704) then came into force on 1 April 2024. An adjustment has already been made by Article 1 of the Act of 20 June 2024 (BGBl. 2024 I No. 207)10. Some components of the KCanG, which deal with so-called consumer cannabis, came into force on 1 July 2024 (such as the possibility to apply for a permission to grow by and distribute recreational cannabis to members of a cultivation association. The entry into force of the law also had direct consequences for medicinal cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the law.

With the entry into force, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG. The definition in Annex 3 of the BtMG was replaced by the Section 2 in MedCanG: "Cannabis for medical purposes: plants, flowers and other parts of plants belonging to the genus Cannabis that are grown for medical purposes under state control in accordance with Articles 23 and 28(1) of the Single Convention on Narcotic Drugs of 1961 of 30 March 1961 (Federal Law Gazette 1973 II p. 1354), as well as delta-9-tetrahydrocannabinol including dronabinol and preparations of all the aforementioned substances". However, the narcotics regulations were replaced by comparable regulations and authorisations. The Federal Institute for Drugs and Medical Devices (“BfArM”) will remain responsible for the latter as a higher federal authority.

6 https://www.bundesgesundheitsministerium.de/fileadmin/Dateien/3_Downloads/Gesetze_und_Verordnungen/GuV/C/Kabinettvorlage_Eckpunktepapier_Abgabe_Cannabis.pdf (in German language).
7 https://dserver.bundestag.de/btd/20/087/2008704.pdf (in German language).
8 https://dserver.bundestag.de/btd/20/087/2008763.pdf (in German language).
9 https://dserver.bundestag.de/btd/20/104/2010426.pdf (in German language).
10 https://www.recht.bund.de/bgbl/1/2024/207/VO.html.

From a regulatory perspective, medicinal cannabis remains a medicinal product or an active pharmaceutical ingredient, meaning that the requirements under medicinal product law will remain in place. As a result, the marketing of irradiated products continues to require a marketing authorisation in accordance with the Ordinance on Medicinal Products Treated with Radioactive or Ionising Radiation. Only the narcotics licence pursuant to Section 3 BtMG is replaced by a new licence pursuant to the Medicinal Cannabis Act (“MedCanG”) (see Section 1), which, however, largely corresponds to the previous provisions of the BTMG regarding the application process and general regulations. However, there are the following differences that are new due to the entry into force: Medicinal cannabis no longer has to be stored and transported like a narcotic. The corresponding safety precautions no longer apply, meaning that compliance with the provisions of pharmaceutical law is sufficient. The so-called semi-annual reports will be replaced by annual reports. The requirements for the person responsible for medicinal cannabis are slightly reduced compared to those for narcotics. A prescription of medicinal cannabis is possible without the need to use the form for prescription for narcotics. A normal prescription is sufficient.

However, it is likely to be of great importance that the cultivation of medicinal cannabis based on Section 17 MedCanG is no longer subject to public tenders, but - like the trading licence - is ultimately subject to a two-stage authorisation (at state level regarding the pharmaceutical regulations and at federal level with regard to the fact that it is medicinal cannabis).

Medical cannabis in Germany must comply with the corresponding monographs of the German and European pharmacopoeia. Currently, there are still (non-harmonised) national pharmacopoeial monographs for cannabis flowers (e.g. in the German Pharmacopoeia (Deutsches Arzneibuch (DAB)) and cannabis extracts (DAB) in the EU. The Committee on Herbal Medicinal Products is the European Medicines Agency’s committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), further European Pharmacopoeia (“Ph. Eur.”) cannabis monographs are in preparation.

The European Pharmacopoeia (Ph. Eur.). Suppl. 11.5 is published and contains the new Ph. Eur. Monograph on cannabis flowers and the new Ph. Eur. Monograph on CBD. Currently, the Ph. Eur. Monograph on cannabis flowers shall replace the currently existing national monographs (NL, DK, D and CH) from the official implementation date (1 July 2024). According to the BfArM, the texts of addendum 11.5 in English and French have been declared provisionally applicable. However, the German translation and the announcement also provide for transitional regulations that will make the use of the monograph in the DAB legal until mid-2025. The new monograph on cannabis flowers includes Starting materials for the production of extracts, medicinal products that can be prescribed as such (herbal medicinal products) that are taken by patients by inhalation or oral administration. There are not entirely irrelevant changes compared to the German monograph.

All BtMG permit applications has to specify the strains and estimated quantities of medical cannabis involved and any subsequent changes had to be reported to the Federal Opium Agency of Germany. The same applies regarding Sections 7, 8 of MedCanG in relation to the authorisation to trade in medicinal cannabis, although it is now apparent that no expected annual quantities are to be specified. However, it can be assumed that the BfArM nevertheless requires these due to the (albeit somewhat reduced compared to the BtMG) reporting obligations in Sections 16 and 17 of MedCanG and the Foreign Narcotics Trade Regulation, which remains applicable (see Section 14 of MedCanG).

CBD is neither a real subject to the KCanG nor to the MedCanG. Only in Section 1 No. 3 KCanG is there a definition and in Section 1 No. 8 b) KCanG the exemption of CBD from the term cannabis and in Section 2 para. 2 No. 1 KCanG the exemption from the prohibition of extraction of the cannabis plant, which permits the extraction of CBD, even if it does not contain any further regulations on CBD in isolation. With regard to synthetic CBD, a different set of regulations is important: the handling of cannabimimetics/synthetic cannabinoids is prohibited in accordance with Section 2 of the Annex in conjunction with Section 3 of the New Psychoactive Substances Act. Product-specific regulations relating to CBD can be found in other regulations. Thus, Annex 1 of the “Ordinance on the Prescription of Medicinal Products” stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form.

If we examine the food sector, a distinction is made between products that naturally contain CBD and those that consist of or contain extracted CBD; the European Commission considers the latter to be novel foods under Regulation (EU) 2015/2283, which requires authorisation before being placed on the market. Although applications for such authorisation have been submitted, the European Commission believes that they contain at least insufficient data on safety in food use, meaning that none of the applications can currently lead to authorisation. Against this background, various products containing CBD can be found on the German market. There are currently various court decisions that problematise CBD in foods (especially food supplements) and in cosmetics (especially mouth oil). On the one hand, CBD is regarded as a medicinal product or as a novel food subject to authorisation and therefore unsuitable for use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff and therefore to be regarded as foodstuff).

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

The Past:

The Federal Opium Agency of BfArM formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulated pricing of German-produced medical cannabis products and served as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis so far. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products. The Cannabis Agency serves as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. As a result, three companies in Germany received permission to cultivate cannabis on behalf of the Cannabis Agency of the BfArM.

Current Situation:

With the entry into force of the MedCanG, the granting of licences for domestic cultivation is no longer subject to tendering but governed by §§ 4 et seq. MedCanG. The previously time-consuming tendering and awarding of contracts for the domestic cultivation of cannabis for medical purposes by the Cannabis Agency and the subsequent purchase and distribution of the domestic harvest yields by the Cannabis Agency from the economic operators determined during the tendering procedure are no longer necessary. Ultimately, only the corresponding licences in accordance with the MedCanG and the AMG are required in compliance with the respective conditions and the associated regulations.

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

As a prerequisite to obtaining a German import license, the supplier must grow and harvest in compliance with EU-GACP-Guidelines and manufacture in compliance with EU-GMP-Guidelines and certifications, or alternatively, it is a pure EU-GACP product, and the EU-GMP manufacturing steps then take place in Germany. With regard to imports from third countries and the associated testing and assessment of EU GMP compliance, the relevant pharmaceutical regulations remain in force, which also provide for on-site inspections by the EU authorities, provided that no MRA or similar is in force for the specific product type. All medical cannabis products imported to Germany must derive from plant material cultivated in a country whose regulations comply with the Narcotic Convention and must comply with the relevant monographs described in the German and European pharmacopeias.

Dispensing Exclusively via Pharmacies

Medical cannabis products imported under an import license issued under the MedCanG and AMG permits are sold exclusively to pharmacies for final dispensing to patients on a prescription basis as ‘magistral preparations’, a term used in Europe to refer to medical products prepared in a pharmacy in accordance with a medical prescription for an individual patient. Magistral preparations require certain manufacturing steps in the pharmacy. Such manufacturing steps of the pharmacist typically include the testing and dosing of pre-packaged cannabis inflorescences (typically referred to as “flos”), medical cannabis products for oral administration (dronabinol), medical cannabis products for inhalation upon evaporation, and medical cannabis-infused teas. In addition to magistral preparations, medical cannabis products are also marketable as pre-packaged, licensed drugs (e.g. Sativex®).

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

Economic Dependence

In Israel, the Company is substantially dependent on several categories of commercial agreements to ensure the continuity of its operations and maintain its revenues, including:

The intellectual property agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus (the “Focus IP Agreement”) and the services agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus, whereby IMC Holdings derives economic benefit from Focus and whereby Focus (i) uses the IMC brand on an exclusive basis for the sale of cannabis products; and (ii) engages IMC Holdings to provide certain management and consulting services. As a result of the Company’s commercial relationship with Focus, was dependent on Focus maintaining its licenses, as well as any ancillary licenses required to carry on its operations in the Israeli medical cannabis industry. On February 26, 2024, the parties to the Focus IP Agreement executed a cancellation note, thereby cancelling the Focus IP Agreement as of the signing date.

In addition, Rosen and Pharm Yarok signed a services agreement to use IMC Holdings for certain services such as administrative, financial, legal, and headquarters services. In consideration for the services Rosen and Pharm Yarok shall pay IMC Holdings on a quarterly basis (unless agreed otherwise by the Parties) an amount equal to an arm’s length calculation as determined from time to time. The charges for the services provided by IMC Holdings will be allocated based on key performance indicators.

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

C.          Organizational Structure

The following chart illustrates our subsidiaries:

IM Cannabis Corp.
100%
100%
IM Cannabis Holding NL B.V Netherlands
I.M.C. Holdings LTD 515778348
(Exclusive Commercial agreements)
74%
Focus Medical Herbs LTD 514402056 Israel
90.02%
Adiupharm GmbH Germany
25%
Greece JV Greece
25.32%
Xinteza Israel
100%
I.M.C Pharma Israel LTD 515793263 Israel
100%
R.A. Yarok Pharm LTD 516089067 Israel
100%
Rosen High Way LTD 515908911 Israel
51%
Revoly Trading & Marketing LTD 515501054 Israel

The proportion of voting power aligns with the proportion of interest held, as shown in the chart above.

For more information on the Company’s discontinued operations, please see note 21 in the 2024 Annual Financial Statements. For more information, please see the section entitled “Developments During the Financial Year Ended December 31, 2024”.

D.          Property, Plants and Equipment

Total depreciated cost of property, plants and equipment as at December 31, 2024 was $3,730, compared to $5,058 as at December 31, 2023, representing a decrease of $1,328 or 26%.

Additional information set forth under Note 9 of the 2024 Annual Financial Statements.

IMC Holdings leases a 358 square-meter facility in Kibutz Glil Yam for administrative activities. The lease agreement will expire on September 1, 2026 and will be renewed upon agreement between the parties. IMC Holdings sub leases the facility to Ewave Nadlan International Investments Ltd, a subsidiary of Ewave Group owned by Mr. Oren Shuater and Refael Gabay for cost reduction reasons.

Pharm Yarok is leasing a 177.83 square-meter facility in Netanya for pharmacy’s selling activities. The lease will expire on December 26, 2026.

The approximately 8,000 square feet German Logistics Center, which Adjupharm owns, allows Adjupharm to manage all aspects of its supply chain, including the production, repackaging and distribution of bulk medical cannabis.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.   Operating and Financial Review and Prospects.

A. Operating Results

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.4.

B. Liquidity and Capital Resources

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.4.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our licenses, see “Item 4.B. Business Overview”

Israel

The Company is concentrating on leveraging its skilled sourcing team and strategic alliances with Canadian suppliers and imports medical cannabis from third-party licensed facilities in Canada. The Company continues to import cannabis products and supply medical cannabis to patients through licensed pharmacies in Israel. To supplement growing demand, the Company continue its relationships with third-party cultivation facilities in Israel for the propagation and cultivation of the Company’s existing proprietary genetics and for the development of new products.

In addition, the Company is operating through its subsidiaries who obtained a license from the IMCA to, among others, import cannabis products and supply medical cannabis to patients.

Pursuant to the applicable Israeli cannabis regulations, following the import of medical cannabis, medical cannabis products are then packaged by contracted GMP licensed producers of medical cannabis. The packaged medical cannabis products are then sold by the Group under the Company’s brands to local Israeli pharmacies and patients directly or through contracted distributors.

Germany

The Company continues to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and its German Logistics Center as the Company’s European hub. Adjupharm sources its supply of medical cannabis for the German market and from various EU-GMP certified European, Canadian and South African suppliers. The German Logistics Center is EU-GMP certified, upgrading Adjupharm’s production technology and increasing its storage capacity to accommodate its anticipated growth. Adjupharm has a certification for primary repackaging, making it one of a handful of companies in Germany fully licenced to repack bulk.

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

The Company believes that there are several key factors creating tailwinds to facilitate further industry growth. In Israel, the number of licensed medical patients continues to increase and currently stands at 110,856 as of January 2025. This figure is expected to grow in the coming years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of the Israeli Pharmacies positions IM Cannabis as a large distributor of medical cannabis in Israel. As the Israeli cannabis market has become increasingly competitive, the ability to import premium cannabis from Canada is a key determinant of the Company’s success in Israel.

The Company is exposed to risks from an ongoing "Anti-Dumping" investigation by the Israeli Ministry of Economy and Industry into cannabis imports from Canada. The investigation, initiated in January 2024, examines potential harm to local producers and has led to various procedural extensions and legal challenges. In July 2024, a preliminary decision found evidence of dumping but did not impose temporary guarantees, prompting local growers to challenge this in court—ultimately without success. In November 2024, the Ministry recommended tax levies on Canadian imports, with non-cooperative companies facing a 175% tax, while cooperating importers would see lower rates starting at 2%. The Company has actively responded, presenting arguments to the Advisory Committee and engaging in legal proceedings to mitigate potential impacts. The final decision from the Ministry of Treasury remains pending. For additional information on potential risks arising from the "Anti-Dumping" investigation, see “Risk Factors” above.

The German medical cannabis market has been slower over the past few years to develop mainly due to the difficulty in medical patients accessing prescriptions and insurance reimbursements. Starting Year 2024 after the legalization was officially approved by the Bundestag (Germany Parliament) on April 1, 2024, the Company which has already seen an increase in the number of patients paying out-of-pocket for medical cannabis products in Germany during the past few years, is expecting a change which will lead to increase in the market.

Other than as disclosed here and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition. For a discussion of trends, see “Item 4.B. Business Overview”

E. Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments presented at fair value through profit or loss. In addition, these audited financial statements have been prepared using the accrual basis of accounting. The material accounting policies set out below have been applied consistently to the period presented in these audited financial statements.

The Group has elected to present the profit or loss items using the function of expense method.

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

Functional Currency and the Presentation Currency

The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, that constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Management has determined that the Functional Currency of the Group is the Canadian dollar.

The Group's financial statements are presented in Canadian dollars. Consequently, in accordance with IAS 21, “Accounting for Foreign Exchange Rates”, results of operations of each Group entity were translated into CAD using the actual action date currency rate and assets and liabilities were translated into CAD using currency rates at period end. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity.

Upon full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income (loss) is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income (loss) is reattributed to non-controlling interests.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Discount rate for lease liability:

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

Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Determining the fair value of unquoted financial assets

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets. See Note 8 below.

Impairment of goodwill

The Group reviews goodwill for impairment at least once a year. This requires management to estimate the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and choose a suitable discount rate for those cash flows. See Note 10 below.

Legal claims

In estimating the likelihood of legal claims filed against the Group entities, the Group management relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

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

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. On year 2025, the company will work for fund and/or debt raising and will continue with cost savings effort as well as increased efficiency.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interest in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

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

Cash

Cash is considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management

Inventories

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

Revenue recognition

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenue from the sale of goods

Revenue from the sale of cannabis products is generally recognized when control over the goods has been transferred to the customer. Payment is typically due prior to or upon delivery, and revenue is recognized upon the satisfaction of the performance obligation. The Group satisfies its performance obligation and transfers control upon delivery.

Bill-and-hold arrangements

Due to strict regulations of security, storage and handling large quantities of cannabis products, the Group's customers may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all the following criteria are met:

The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement).

The product is identified separately as belonging to the customer.

The product currently is ready for physical delivery to the customer.

The Group does not have the ability to use the product by selling it or delivering it to another customer.

Taxes on income

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes

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

Deferred taxes in respect of investment property that is held to recover substantially all of the economic benefits embedded in the investment property through sale and not through use are measured in accordance with the expected manner of recovery of the base asset, based on sale rather than use. When the Company owns an investment in a single property company and the manner in which the Company expects to dispose of the investment is by selling the shares of the property company rather than by selling the property itself, the Company recognizes deferred taxes for both inside temporary differences arising from the difference between the carrying amount of the property and its tax basis, and for outside temporary differences arising from the difference between the tax basis of the investment and the

Company's carrying amount of the net assets of the investment in the consolidated financial statements.

Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

Non-current assets or disposal group held for sale and discontinued operations

Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to a sale plan, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification.

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

Post-employment benefits

According to the labor laws and Severance Pay Law in Israel, the Israeli entities are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Israeli entities’ liability is accounted for as a post-employment benefit only for employees not under section 14. The computation of the Israeli entities’ employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

As of December 31, 2024, all employees in Israel are under section 14.

Leases

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the standard and does not separate the lease components from the non-lease components included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured by applying the cost model and amortized over the shorter of its useful life and the lease term. The amortization periods are up to 5.5 years for premises and 3 years for vehicles.

Variable lease payments that depend on an index

On commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments. For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

Lease extension and termination options

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the change date of expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Lease modifications

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If lease modification reduces the lease scope, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate at the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

Property, plant and equipment, net

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

Depreciation of property, plant, and equipment is dependent upon estimates of useful lives and residual values, which are determined through the exercise of judgment and calculated on a straight-line basis over the useful lives of the assets at annual rates.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end, and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

Intangible assets

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at the end of each year.

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

The following criteria are applied in assessing the impairment of these specific assets:

Goodwill in respect of subsidiaries

The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate impairment.

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

Financial instruments

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

The Group’s business model for managing financial assets; and

The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost

The Group’s business model is to hold the financial assets to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Debt instruments are measured at fair value through profit or loss

A financial asset that is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments

Investments in equity instruments do not meet the above criteria and are, accordingly, measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Impairment of financial assets

At the end of each reporting period, the Group evaluates the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance offset from the assets' carrying amount.

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

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market or, in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset considers a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses appropriate valuation techniques in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques that use inputs that are not based on observable market data).
All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) resulting from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all the expense to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in statement of operations net of any reimbursement.

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

Issuance of a unit of securities

When multiple instruments are issued in a single transaction (package issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that are required to be subsequently measured at fair value (such as derivative liabilities) are measured at fair value and the remaining consideration is allocated to other financial instruments that are not required to be subsequently measured at fair value (i.e. liabilities measured at amortized cost, common shares and warrants eligible for equity classification), based on the relative fair value basis for such instruments.

Issuance costs allocated to financial instruments that are required to be subsequently measured at fair value immediately expensed. Issuance costs allocated to shares and warrants classified as equity components and are recorded as a reduction of additional paid-in capital. Issuance costs allocated to financial liabilities measured at amortized cost are recorded as a discount and accreted over the contractual term of the financial instrument using the effective interest method.

Convertible debentures

Upon initial recognition of convertible debentures and similar instruments, the Company considers the provisions of ASC 815-40, “Derivatives and Hedging - Contracts in Entity’s Own Equity” (“ASC 815-40”) in order to determine whether the conversion features embedded within the convertible instrument should be separated from the host instrument.

When it is determined that an embedded derivative required to be bifurcated (such as embedded conversion feature that does not qualify for equity classification), the Company recognized the embedded derivative bifurcated as a separate derivative liability upon initial recognition and on subsequent periods at fair value. The remaining consideration amount received or allocated to the entire convertible instrument is allocated to the host debt instrument. The difference between the face value of the host and such an allocated amount represents a discount which is amortized as finance expense to profit or loss using an effective interest method over the term of the note until its stated maturity.

When it is determined that the embedded conversion feature qualifies for equity classification (such when the embedded conversion option, if it were freestanding, is not qualified as a derivative in accordance with the provisions of ASC 815-10, “Derivatives and Hedging” since its terms did not require or permit net settlement or when the embedded conversion option is indexed to the entity’s own stock), the conversion option is not bifurcated. When bifurcation is not required, the Company considers whether the debt instrument involves a significant premium (i.e. when the proceeds received or allocated upon issuance exceed the principal amount that will be paid at maturity). When it is determined that a substantial premium exists, the entire premium is allocated to paid-in capital and when it is determined, otherwise no additional accounting is required and the convertible promissory note is accounted for at amortized cost using effective interest method over the term of the note until its stated maturity.

Put option granted to non-controlling interests

When the Group grants non-controlling interests a put option, the non-controlling interests are classified as financial liability and are not accorded their share in the subsidiary's earnings. At each reporting date, the financial liability is measured based on the estimated present value of the consideration to be transferred upon the exercise of the put option / based on the fair value of the consideration. Changes in the amount of liability are recorded in profit or loss.

Share-based payment transactions

The Group's employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions

The cost of equity-settled transactions with employees, officers and directors is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined by using an acceptable option pricing model.

The cost of equity-settled transactions with service providers is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period in which the service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

Treasury shares

The cost of the common shares held by the Company is deducted from the capital as a separate component under the "Treasury shares" section.

Transactions between a company and its controlling shareholder

Assets and liabilities concerning transactions carried between the Company and its controlling shareholder or between companies under the same control are recognized at the time of the transaction at fair value. The difference between the fair value and the consideration determined in the transaction is allocated to the capital minus the tax effect (to the extent relevant). The difference in debt is essentially a dividend, increasing the balance of the accumulated deficit. The difference in the credit is essentially an owner's investment and is therefore credited in a separate section in the capital.

Loss per share

Basic loss per share is computed by dividing the loss for the period applicable for common shareholders by the weighted average number of common shares outstanding, after deduction of shares held by the Company, and common shares to be issued upon the vesting of Restricted Shares Units (RSUs). In computing, diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon exercise of options and non-vested RSUs granted using the “treasury stock method” and using the if-converted method with respect to warrants or prefunded warrants granted or convertible debentures issued, if the effect of each of such financial instruments is dilutive. In computing diluted loss per share, the average share price for the period is used in determining the number of common shares assumed to be purchased from the proceeds to be received from the exercise of options or warrants. The Company's share of loss of investees is included based on its share of loss per share of the investees multiplied by the number of shares held by the Company.

Shares to be issued upon exercise of options, non-vested RSUs, warrants and prefunded warrants and conversion of convertible debentures, have been excluded from the calculation of the diluted net loss per share for all the reported periods for which net loss was reported because the effect of the common shares issuable as result of the exercise or conversion of these instruments was anti-dilutive.

New standards, amendments and interpretations to existing standards that are effective and relevant to the Group's business activity

Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB amended IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments replace certain requirements for classifying liabilities as current or non-current. According to the amendments, liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the amendments, a right exists at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the amendments clarify that the conversion option of liability will affect its classification as current or non-current unless the conversion option is recognized as equity. The amendments' implementation did not have a material impact on the classification of liabilities in the Company’s financial position statements.

Amendments to International Accounting Standard 7, Cash Flow Report, and International Financial Reporting Standard 7, Financial Instruments: Disclosures

As of January 2024, the Company is retroactively implementing the amendments to International Accounting Standard 7, Cash Flow Report, and International Financial Reporting Standard 7, Financial Instruments: Disclosures (the "Amendments"), in order to clarify the characteristics of supplier financing arrangements and to require additional disclosure of these arrangements. The disclosure requirements in the amendments are intended to assist and enable users in the financial statements to examine the effects of supplier financing arrangements on the entity's liabilities as well as on its cash flow and the entity's exposure to liquidity risk. In accordance with the Transition Provisions, the Company is not required to provide disclosures in any presented reporting periods prior to the commencement of the annual reporting period in the first application year. The implementation of the amendments did not have a material impact on the Company’s statements of cash flow.

Disclosure of new standards in the period prior to their adoption

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024 the IASB published IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

IFRS 18 changes the structure of the profit or loss report and includes three new defined categories: operating, investment and financing and adds two new interim summaries: operating profit and profit before financing and income taxes.

IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as "other".

IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after January 1, 2027. Early application of IFRS 18 is permitted.

The Company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates"

In August 2023, the IASB issued "Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates")" to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity's financial performance, financial position and cash flows. The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments. The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of the date of this Annual Report:

Name	Position(s) with the Company	Other Directorships	Date of Initial Appointment
Oren Shuster(4)	CEO, Executive Chairman, and Director	IMC Holdings; Focus; Pharm Yarok; Rosen High Way; IMC Pharma; IMC Farms; Ewave Group Ltd (“Ewave”) and its subsidiaries	October 11, 2019
Moti Marcus(2)(3)(4)	Director	Nil	September 12, 2022
Einat Zakariya(2)(3)(4)	Director	Nil	September 12, 2022
Brian Schinderle(2)(3)	Director	Nil	February 22, 2021
Shmulik Arbel	Director	Delta Capita Group, London, Canada Global	September 9, 2024
Uri Birenberg	CFO	Nil	October 10, 2023
Eyal Fisher	CEO of IMC Holdings and each of the Israeli Subsidiaries	Nil	March 8, 2023
Michal Lebovitz Nissimov	General Counsel	Nil	April 14, 2023
Richard Balla	CEO of Adjupharm, a wholly owned subsidiary of the Company	Nil	October 11, 2019

Notes

(1)	Information furnished by the respective individual.
(2)	Member of the Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of the Governance and Nomination Committee.

The following are brief biographies of our directors and executive officers:

Oren Shuster

Mr. Shuster has served as the CEO of the Company since October 2019, founder and director of IMC Holdings since 2018, founder and director of Focus since 2010 and founder of Ewave and its subsidiaries. Mr. Shuster was appointed as Executive Chairman effective June 5, 2024.

Moti Marcus

Mr. Marcus is a seasoned executive with over 40 years of experience in financial and managerial leadership across multiple industries in the Israeli economy. Since 2020, he has served as the CEO of Packer Quality Metals Ltd., one of Israel’s largest metal processing companies. Previously, he held other key positions, including as CFO and deputy CEO of S. Cohen Metal Works Ltd. and CEO of Aviv Shigur. He also served as CFO and Deputy CEO of Diplomat, a leading company, and has led several other prominent organizations. Throughout his career, Mr. Marcus has specialized in business strategy, financial management, mergers and acquisitions, restructuring, and executive leadership. He has also played a pivotal role as a director in multiple organizations, where he developed compensation and bonus structures, designed executive remuneration frameworks aligned with adjusted bonuses, and established KPIs to ensure effective performance-based compensation. His extensive experience and strategic insights contribute significantly to the Compensation Committee’s decision-making process. Mr. Marcus completed his bachelor’s degree in economics and accounting at Bar Ilan University and Tel Aviv University and his master’s degree in business management and finance at Bar Ilan University.

Einat Zakariya

Ms. Zakariya is an accomplished executive with over 30 years of management experience, having served as a CEO, senior executive, and business owner. Since 2018, she has been the CEO and Partner of Liv Collection, a subsidiary of Ewave Holdings Ltd. Previously, she served as the CEO and partner in The Promised Land, a subsidiary of Ewave Nadlan International Investments Ltd., from 2014 to 2018. With extensive expertise in the hotel industry and real estate business, Ms. Zakariya has led negotiations with capital investors and institutional partners, as well as overseeing development, marketing, and sales. She has also played a key role in managing teams and designing compensation and incentive structures. As a director for various companies, she has been actively involved in shaping compensation strategies, salary benchmarking, and developing bonus mechanisms, providing valuable insights into executive compensation policies and practices.

Brian Schinderle

Mr. Schinderle is a seasoned financial executive with over 40 years of experience in banking, investment banking, private equity, and hedge fund management. He is the Co-founder and Principal of SSC Advisors, a boutique Mergers & Acquisitions and Strategic Advisory business focused primarily on the cannabis market. He is also the founder and managing partner of Solidum Capital Advisors LLC (“Solidum”) which invests its own capital and operates in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President of Finance of GR Companies Inc. (dba Grassroots Cannabis) (“Grassroots”), focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE: CURA) in a transaction valued at approximately US$850. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle has extensive board experience, having served as both an independent and non-independent director on multiple corporate boards, including executive and compensation committees. He has worked closely with independent compensation consultants and headhunters to develop and approve executive compensation structures and performance-based incentive awards. His background as an active investor in hedge funds and private equity has provided him with broad exposure to diverse compensation arrangements and incentive plans, giving him a strong understanding of industry norms and market comparables. Mr. Schinderle currently serves on the advisory boards of GLP Partners (dba Greenlight Cannabis), Altitude Investments Inc. and AIM PLC.

Shmulik Arbel

Mr. Arbel has a proven track record in leading large-scale organizations, managing complex financial operations, and driving strategic change. Throughout his distinguished career at Bank Leumi from 2015, he held key leadership roles, including head of Leumi's Banking Division and deputy CEO, where he significantly increased profitability and led a major transformation in customer service. In addition to his executive roles, he has served on multiple boards, including as chairman of Leumi UK and Pepper, where he played a pivotal role in corporate governance, risk management, and business development. His deep expertise in financial strategy, regulatory oversight, and corporate leadership makes him a valuable asset to the Board.

Uri Birenberg

Uri Birenberg joined the Company as CFO on October 10, 2023. He is a senior financial executive, who brings over two decades of experience of financial planning and analysis. Prior to joining the Company, from 2021 to 2023, Mr. Birenberg served as CFO of Hygear Ltd., a start up in the healthcare fitness tech industry. In addition to managing the financial and legal activities of the company along with the strategic financial planning, he played an essential role in the fundraising in preparation for its initial public offering. Prior to Hygear Ltd., Mr. Birenberg served as the CFO of Hinoman group, a startup in the food-tech industry, from 2020 to 2022. Prior to Hinoman group, Mr. Birenberg served as the CFO of SEEDO Corp Group, a U.S. publicly traded Company in the Cannabis industry, from 2018 to 2020.

Eyal Fisher

Mr. Fisher acted as executive sales manager at Pandora Group specialized in retail with a proven record managing diverse sales activities and channels. Mr. Fisher has an extensive experience in developing and executing sales strategies using innovative and creative thinking. Mr. Fisher is highly dependable, dynamic and organized leader, focused on customer satisfaction and business growth. Mr. Fisher has Strong background in guiding sales teams to high performance. He holds excellent interpersonal skills. Prior to leading as the CEO of the Israeli operation, he acted as a senior manager in the medical cannabis industry with a wide range of responsibilities in the fields of sales, operations, regulation.

Michal Lebovitz Nissimov

Ms. Nissimov is an experienced lawyer with over 12 years of expertise in corporate, commercial, business and consumer law, mergers and acquisitions advisory services and cannabis regulation and compliance.

As General Counsel and a key member of the senior management team, Ms. Nissimov oversees all corporate legal and regulatory aspects in a highly regulated sector. The Company’s reporting obligations as a publicly traded company, annual operational planning, execution of key, strategic projects, and translating strategy into actionable goals are all part of her remit. Prior to joining the Company, from 2019 to 2023, Ms. Nissimov was a Senior Associate at Salomon, Lipschütz & Co in the Mergers and Acquisitions, Corporate and Commercial Team.

Ms. Nissimov thrives in a fast-paced and high growth environment. Her extensive knowledge and experience in legal affairs related to medical cannabis, are key assets that inform the Company’s growth strategy and execution. Before joining the Company, she worked in the legal services industry as a senior lawyer at several leading Israeli law firms.

Richard Balla

Prior to leading as the CEO of Adjupharm, Mr. Balla acted as a founder, early-stage shareholder, advisor, and director of multiple international companies in the pharmaceutical and medical cannabis sectors. Before his entrepreneurial career, Mr. Balla served as Head of Market and Product Development at ACA Müller Pharma AG, one of the first and leading parallel import companies in Germany. Mr. Balla holds a Bachelor of Business Administration degree from Gewerbe-Akademie Konstan.

Certain Proceedings Involving Directors Officers and 10% Shareholders

For more information on proceeding involving directors please see "Item 8A - Legal Proceedings - 35 Oak Holdings Ltd – Statement of Claim".

Family Relationships

There are no family relationships among any of our executive officers or directors.

Special Arrangements

There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.          Compensation

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate compensation provided to: (i) the chief executive officer (“CEO”) of the Company; (ii) the chief financial officer (“CFO” of the Company); (iii) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO of the Company, as at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer (as defined herein) under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, as at December 31, 2024, (collectively, the “Named Executive Officers”) and (v) the directors of the Company. During the year ended December 31, 2024, the Named Executive Officers of the Company were as follows:

(1)	Oren Shuster, CEO, Executive Chairman and a director of the Company.

(2)	Uri Birenberg, CFO of the Company.

(3)	Eyal Fisher, CEO of the IMC Holdings and each of the Israeli Subsidiaries;

(4)	Richard Balla, CEO of Adjupharm, a wholly owned subsidiary of the Company; and

(5)	Michal Lebovitz Nissimov, Company's General Counsel and secretary

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

For the year ended December 31, 2024, the Board determined and administered all executive compensation based on recommendations by the company's compensation committee (the “Compensation Committee”).

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

Cash bonuses for the executive officers are determined by reference to the Company’s actual performance relative to objectives and individual contributions toward such performance. All awards made to executive officers are subject to the review and approval of the Compensation Committee and Board and are examined in absolute terms as well as in relation to peer company performance. The Company currently does not have an established cash bonus plan or defined key performance indicators (“KPIs”) in place; however, the Compensation Committee is in the process of developing these frameworks for future implementation.

3.	Long Term Incentives

Long term incentives, such as stock options (“Options”) and restricted share units (“RSUs”) are intended to focus management’s attention on corporate performance over a period of time longer than one year in recognition of long-term horizons for return on investments and strategic decisions. The number of Options and/or RSUs given to each executive officer is determined by his or her position, past contribution and potential future contributions to the Company as well as the number and terms of Options and RSU awards previously granted to the executive officer. The securities-based awards granted under the Option plan (the “Stock Option Plan”) and RSU plan (the “RSU Plan” and together with the Stock Option Plan, the “Securities Based Compensation Arrangements”) are reviewed by the Compensation Committee. The Compensation Committee determines a meaningful level of awards for executive officers of the Company. The number of Options and RSUs are also influenced by the number of officers and key employees in the current year and the likelihood of grants in future years to officers and key employees since the aggregate number of Common Shares available for issuance pursuant to all Securities Based Compensation Arrangements cannot exceed 10% of the Company’s issued Common Shares on a rolling basis. The Company is currently engaged with external advisors to develop and implement updated Securities Based Compensation Arrangements that align with market practices and the Company's strategic objectives.

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

(f)
amendments to the participation limits including: the maximum number of shares issuable under the RSU Plan, limitations on grants of RSUs to any one person in a 12-month period, grants within a one-year period to insiders, and the number of shares issuable to a person providing investor relations activities in any 12-month period; and

(g)
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

The Board or Compensation Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the RSU Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature.

(b)	amendments to the vesting provisions of a RSU or the RSU Plan.

(c)	amendments to the definitions, other than such definitions noted above.

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

Performance Graph

The following graph compares the cumulative total shareholder return by comparing a $100 investment in Common Shares on December 31, 2020, to the cumulative shareholder return of the CSE Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
IM Cannabis Corp.	$100.00	$42.03	$1.29	$0.46	$0.54
CSE Composite Index	$100.00	$171.57	$132.1	$41.3	$33.71

The trend in the above performance graph does not correlate to the trend of the compensation paid to the Named Executive Officers. As described under "Elements of Compensation", based salaries reflect each Named Executive Officer's primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. We believe that management must be compensated a minimum base salary for the value of the services provided, irrespective of our Common Share price performance. Pursuant to our Security Based Compensation Arrangements, we have granted Options and RSUs to our Named Executive Officers , each form a significant portion of compensation, and therefore the total compensation for the Named Executive Officers is directly affected by decreases or increases in the price of our Common Shares as the value of such Options and RSUs changes as our Common Share price changes.

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

The Compensation Committee is currently comprised of:

1.	Einat Zakariya (Chair);

2.	Brian Schinderle; and

3.	Moti Marcus,

each of whom is considered “independent” as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”).

The Company has affirmatively determined that each member of the Compensation Committee qualifies as independent under Nasdaq rules applicable to board members generally and to Compensation Committee members. Under Nasdaq rules, Compensation Committee members must satisfy the additional independence criteria set forth in Rule 10C-1 of the Exchange Act and the rules of Nasdaq. To be considered independent for purposes of Rule 10C-1 of the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the Compensation Committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company. In addition, each expected member of the compensation committee is a “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.

In determining the members of the Compensation Committee, the Board looks to each director’s past experience and strives to include a range of skills and experiences to ensure that the members act independently and think analytically about the Company’s compensation practices.

Einat Zakariya

MsZakariya has been actively involved in discussions on compensation strategies, salary benchmarking, and the development of bonus mechanisms in her role as a director for various companies. Her extensive leadership experience enables her to provide valuable insights into executive compensation policies and practices.

Brian Schinderle

Mr. Schinderle has over 40 years of experience in banking, investment banking, private equity, and hedge fund management. He has served on multiple corporate boards as both an independent and non-independent director, including participation in executive and compensation committees. Through these roles, Brian has gained direct experience in reviewing and approving executive compensation structures and performance-based incentive awards. His work with independent compensation consultants and headhunters further strengthens his expertise in executive pay practices. Additionally, his background as an active investor in hedge funds and private equity has provided him with broad exposure to diverse compensation arrangements and incentive plans, giving him a strong understanding of industry norms and relevant market comparable.

Moti Marcus

Mr. Marcus brings over 40 years of experience as CFO and Deputy CEO of Diplomat, a leading company, and CEO of several prominent companies in the Israeli economy. He has also served as a director in multiple organizations, where he played a key role in developing compensation and bonus structures. Mr. Marcus has led initiatives to design compensation frameworks aligned with adjusted bonuses and has established KPIs to ensure effective executive remuneration. His extensive financial and managerial expertise, combined with his hands-on experience in structuring executive compensation, contributes significantly to the Compensation Committee's decision-making process.

Together, the Compensation Committee members leverage their extensive experience in executive leadership, corporate governance, and financial management to assess and determine the suitability of the Company’s compensation policies and practices. During meetings of the Compensation Committee, their primary goal is to ensure that the compensation provided to the Named Executive Officers and other senior officers and executives, and directors, are determined with regard to the Company’s overall business strategies and objectives, such that the financial interest of the executive officers are aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives.

In the past, the Company used the benchmark method to determine the compensation for its directors and executive officers. Under the benchmark method, more than ten similar companies were reviewed to ensure that compensation to directors and executive officers is within the market range. In the past financial year, the Company has not formally conducted benchmarking against a peer group; however, the Company plans to utilize this method once again in the future.

Executive Compensation – Related Fees

In November 2024, the Company engaged J.T.G human resource consultation Ltd. (“Zviran”) to provide guidance on management and director compensation. As part of their engagement with the Company, Zviran provides key services in executive compensation analysis and policy development, including:

•
Salary Benchmarking for Management Positions – Conducting a comparative analysis of executive salary levels based on a tailored sample of companies. This includes the CEO and senior management positions, with a breakdown of base salary, bonuses, and equity compensation.

•
Compensation Analysis for International Operations – Assessing salary levels for executives in Adjupharm, using MERCER and Accumulate market data. This includes benchmarking compensation components such as base salary, bonuses, and equity grants.

•	Equity Grant Policy Review – Evaluating the Company’s equity compensation strategy for Board members and executives, including grant methods, frequency, and valuation.

•	Equity Compensation Policy Development – Establishing an equity-based compensation framework, including:

o	Defining a capital compensation strategy.

o	Structuring an allocation model for existing and new employees, from the CEO and Board members downward.

o	Setting guidelines for equity content and reallocation policies.

o	Developing a multi-year allocation plan; and

o	Supporting Compensation Committee approval processes.

Through these services, Zviran assists the Company in maintaining a competitive and structured executive compensation framework aligned with industry's best practices. Zviran’s engagement with the Company is strictly limited to the services outlined above. No other services have been provided to the Company by Zviran. Any additional services that Zviran, its advisors, or any of its affiliates may provide to the Company at the request of management must receive prior approval from the Board or Compensation Committee. The Company will pay Zviran approximately NIS 70 thousand and (CA $ 27) for these services.

Executive Compensation – Related Fees

Summary Compensation Table

The following table sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the three most recently completed financial years of the Company in respect of the Named Executive Officers of the Company:

Name and Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Oren Shuster(3) CEO, Executive Chairman and Director	2024	484,697	Nil	45,591	Nil	Nil	Nil	Nil	530,288
	2023	476,266	Nil	331,802	Nil	Nil	Nil	Nil	818,068
	2022	506,244	Nil	1,110,057	Nil	Nil	Nil	Nil	1,616,301
Uri Birenberg(4) CFO	2024	330,238	Nil	Nil	Nil	Nil	Nil	26,064	356,302
	2023	73,558	Nil	Nil	Nil	Nil	Nil	Nil	73,558
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Eyal Fisher(5) CEO of the IMC Holdings and each of the Israeli Subsidiaries	2024	262,198	Nil	628	Nil	Nil	Nil	34,966	297,164
	2023	216,998	Nil	1,693	Nil	Nil	Nil	Nil	216,998
	2022	215,586	Nil	4,381	Nil	Nil	Nil	Nil	217,279
Richard Balla CEO of Adjupharm	2024	193,608	Nil	Nil	88,908	Nil	Nil	31,035	313,551
	2023	175,385	Nil	Nil	87,692	Nil	Nil	30,895	293,972
	2022	164,186	Nil	37	Nil	Nil	Nil	29,066	193,289
Michal Lebovitz Nissimov General Counsel and secretary(6)	2024	192,877	Nil	828	Nil	Nil	Nil	Nil	193,705
	2023	119,088	Nil	1,099	Nil	Nil	Nil	Nil	120,187
Marc Lustig, former Executive Chairman(7)	2024	22,400	Nil	Nil	Nil	Nil	Nil	Nil	22,400
	2023	129,920	79,959	Nil	Nil	Nil	Nil	Nil	209,879

Notes:
(1)
Each of Messrs. Shuster, Birenberg, Fisher, and Mrs. Lebovitz Nissimov received their compensation in NIS and Mr. Balla received his compensation in Euros. All salaries were converted to CDN pursuant to the average Bank of Canada rate for the applicable fiscal year.

(2)
The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 0.42% to 4.21% (ii) expected dividend yield of 0%; (iii) expected volatility of 76.28% to 82.31%; and (iv) a term of 2 to 10 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(3)
Oren Shuster, through Ewave, a company in which he controls, entered into a consulting agreement with the Company pursuant to which he is paid NIS 108,350 plus VAT per month (approximately $40,390 plus tax per month) in consideration of his CEO services provided to the Company. Mr. Shuster did not earn consideration for his role as Chairman and nor as a director of the Company during the fiscal years ended December 31, 2024, 2023 and 2022.

(4)	Mr. Birenberg was appointed as CFO of the Company effective October 10, 2023.
(5)	Mr. Fisher was appointed as CEO of the IMC Holdings and each of the Israeli Subsidiaries effective March 15, 2023.
(6)	Michal Lebovitz Nissimov was appointed as Company General Counsel and Secretary effective April 14, 2023.
(7)
50,065300,393 Common Shares and 23,020 Warrants are held by Marc Lustig directly and 105,040 Common Shares and 495,74282,624 Warrants are held indirectly through L5 Capital, a privately held entity of which Mr. Lustig owns and controls 100% of the outstanding voting rights. Mr. Lustig resigned from his role as a director effective June 5, 2024.

Outstanding Option-Based Awards and Share-Based Awards

The following table is a summary of all outstanding Option-based awards and share-based awards of Named Executive Officers as of December 31, 2024:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Oren Shuster	21,875	3.00	October 4, 2026	5,469	Nil	Nil	Nil
Uri Birenberg	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Eyal Fisher	167	3.00	October 4, 2026	42	Nil	Nil	Nil
Richard Balla	1,500	16.00	July 30, 2029	Nil	Nil	Nil	Nil
Michal Lebovitz Nissimov	500	3.00	October 4, 2026	125	Nil	Nil	Nil

Notes:
(1)	Each Option entitles the holder to purchase one Common Share.
(2)	As of December 31, 2024, the closing price of the Common Shares, was $3.25 per Common Share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of Option-based awards and share-based awards that vested during the year ended December 31, 2024, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Oren Shuster	1,821	Nil	Nil
Uri Birenberg	Nil	Nil	Nil
Richard Balla	Nil	Nil	Nil
Eyal Fisher	14	Nil	Nil
Michal Lebovitz Nissimov	42	Nil	Nil

Notes:
(1)	As of December 31, 2024, the closing price of the Common Shares was $3.25 per Common Share.

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

Oren Shuster

Effective January 15, 2018, the Company and Ewave entered into a management services agreement (the “Shuster Agreement”) pursuant to which Oren Shuster was engaged to provide CEO services to the Company. Mr. Shuster is employed and compensated by Ewave. Pursuant to the terms and conditions of the Shuster Agreement, Ewave charges a monthly fee of NIS 108,350 plus VAT (approximately $40,390 plus tax per month. Either party may terminate the agreement at any time for any reason upon three months’ notice with continuing payments during such notice period. The Company, through its subsidiary, may terminate the agreement forthwith for cause without notice.

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

Director Compensation Table

The following table sets out certain information respecting the compensation paid to directors of the Company who were not Named Executive Officers during the year ended December 31, 2024:

Name(1)	Fees earned ($)(2)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian Schinderle(4)	70,700	Nil	4,015	Nil	Nil	Nil	74,715
Moti Marcus(5)	80,200	Nil	6,809	Nil	Nil	Nil	87,009
Einat Zakariya(8)	74,200	Nil	6,809	Nil	Nil	Nil	81,009
Shmulik Arbel	19,035	Nil	Nil	Nil	Nil	106,244(6)	125,279
Marc Lustig(7)	22,400	Nil	Nil	Nil	Nil	Nil	22,400

Notes
(1)
Each of Mr. Marcus Ms. Zakariya and Mr. Arbel received their compensation in NIS and Mr. Schinderle received his compensation in USD. All salaries were converted to CDN pursuant to the average Bank of Canada rate for the applicable fiscal year. L5 Capital received their fees in CDN.

(2)
Other than with respect to Mr. Lustig, each director was entitled to a $13,750 payment per quarter for their role as a director of the Company. For each Audit Committee meeting, the Chair received a $1,500 payment and each other member received a $1,000 payment and for each of the Compensation Committee and Governance and Nomination Committee meetings, the Chair received a $1,200 payment and each other member received a $700 payment.

(3)
The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 3.23% (ii) expected dividend yield of 0%; (iii) expected volatility of 128.1% to 137.34%; and (iv) a term of 2 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(4)	Mr. Schinderle receives compensation through Solidum Capital Advisors LLC.
(5)	Mr. Marcus receives compensation through Marcus Management Services Ltd.
(6)
Mr. Arbel received additional compensation for his services as an adviser to the Company. This compensation was received in NIS and converted to CDN pursuant to the average Bank of Canada rate for the applicable fiscal year.

(7)
Mr. Lustig resigned from his role as a director effective June 5, 2024. Mr. Lustig did not earn consideration for his role as a director of the Company; however, Mr. Lustig, through L5 Capital, entered into a consulting agreement with the Company pursuant to which he was paid $5,250 per month in consideration of his Executive Chairman services provided to the Company. Mr. Lustig resigned as Executive Chairman effective June 5, 2024.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, all share-based awards and Option-based awards outstanding at the end of the year ended December 31, 2024:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Brian Schinderle	1,500	3.00	October 4, 2026	4,875	Nil	Nil	Nil
Moti Marcus	1,500	3.00	October 4, 2026	4,875	Nil	Nil	Nil
Einat Zakariya	1,500	3.00	October 4, 2026	4,875	Nil	Nil	Nil
Shmulik Arbel	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Marc Lustig	Nil	N/A	N/A	Nil	Nil	N/A	N/A

Notes
(1)	Each Option entitles the holder to purchase one Common Share.
(2)	The closing price of the Common Shares as at December 31, 2024 was $3.25 per Common Share.

Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the Company’s directors, other than directors who are also currently Named Executive Officers, the value of Option-based awards and share-based award that vested during the year ended December 31, 2024, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2024

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian Schinderle	1,625	Nil	Nil
Moti Marcus	1,625	Nil	Nil
Einat Zakariya	1,625	Nil	Nil

Note:
(1)	The closing price of the Common Shares as of December 31, 2024 was $3.25 per Common Share.

C.          Board Practices

By ordinary resolution of the shareholders of the Company held on December 6, 2023, the number of directors was set at five and the Board currently consists of five directors. Each of our directors were elected and appointed to hold office until the earlier of the next annual general meeting of our shareholders or until his or her office is vacated, in accordance with the articles of the Company (the “Articles”) and BCBCA. The directors may, from time to time, appoint such officers as the directors determine and the directors may, at any time, terminate any such appointment. Please also refer to “Directors and Senior Management” above for further details regarding the periods of service of each of our current directors and officers.

Other than as disclosed under “Item 6.B. Compensation” above, the Company did not have any service contracts with any of our independent directors.

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. The Company believes that effective corporate governance improves corporate performance and benefits all of its shareholders. The following statement of corporate governance practices sets out the Board’s review of the Company’s governance practices relative to Form 58-101F1 under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”).

Board

The Board is responsible for supervising the management of the business and affairs of the Company. The independent directors, as such term is defined in NI 58-101 and NI 52-110 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules, are Moti Marcus, Brian Schinderle, Einat Zakariya, and Shmulik Arbel. Oren Shuster is a non-independent director by virtue of him being the CEO and executive chairman of the Company. As a result, the majority of the Board as it is currently constituted is independent. The Board facilitates its exercise of independent supervision through regular meetings of the Board, including meetings without the non-independent director in attendance.

The information regarding how long each director has served as a director can be found under “Item 6.A. Directors and Senior Management.”

The attendance of each director at Board meetings and committee meetings, since the beginning of the most recently completed financial year, was as follows:

Name of Director	Board	Audit Committee	Compensation Committee	Governance and Nomination Committee
Oren Shuster	14/14	N/A	N/A	N/A
Marc Lustig(1)	7/14	N/A	N/A	N/A
Moti Marcus	14/14	6/6	1/1	N/A
Einat Zakariya	14/14	6/6	1/1	N/A
Brian Schinderle	14/14	6/6	1/1	N/A
Shmulik Arbel(2)	2/14	N/A	N/A	N/A

Note
(1)	Marc Lustig resigned as Executive Chairman and a director effective June 5, 2024.
(2)	Shmulik Arbel was appointed to the Board effective September 9, 2024.

In addition to the meetings referenced above, there were numerous informal meetings between management and the committees. Previously, when the Board had more than one independent director, the  independent directors did not hold regularly scheduled meetings at which non-independent directors and members of management are not present. However, the Board believes that appropriate structures and procedures are in place to ensure that it can function independently of management and the Board periodically holds independent sessions at the end of Board meetings. When the Board had more than one independent director, the independent  directors were in frequent informal communication with one another.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. If conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. Considering the guidelines contained in NP 58-201, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance (when the Board previously had more than one independent director). The Board is of the opinion that no formal leadership of independent directors is required given the size of the Board and the ability of the independent directors to convene meetings of independent directors.

The Board has plenary power to manage and supervise the management of the business and affairs of the Company and to act in the best interest of the Company. The Board is responsible for the overall stewardship of the Company and approves all significant decisions that affect the Company before they are implemented, as well as overseeing the implementation of such decisions and reviewing the results thereof. Any related party transaction, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), is subject to review by the independent directors of the Company.

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

(d)
together with other senior management, as are appropriate, developing and recommending to the Board annual business plans and budgets that support the Company’s long term business plans and strategies;

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

Orientation and Continuing Education of Board Members

The Company currently does not have any formal orientation or continuing education programs in place for new directors, though it is encouraged for all members. Board meetings are sometimes held at the Company’s facilities, with some directors residing in Israel attending in person, while others participate via Zoom, and are combined with tours and presentations by management and employees to give the Board additional insight into the Company’s business. In addition, management makes itself available for discussion with all Board members. Management does provide regular reporting, both on the Company’s operations and opportunities, as well industry trends and opportunities.

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

Audit Committee

Pursuant to NI 52-110, the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Company has affirmatively determined that each member of the Audit Committee qualifies as independent under Nasdaq rules applicable to board members generally and to audit committee members. Under Nasdaq rules, audit committee members must satisfy the additional independence criteria set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of Nasdaq. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

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

The Audit Committee meets regularly on a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by the Board.

Pursuant to NI 52-110, the Audit Committee is required to have a charter. The full text of the Audit Committee’s charter is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Composition of the Audit Committee

The members of the Audit Committee are:

Name	Independence(1)	Financial Literacy(2)
Moti Marcus (Chair)	Independent	Financially literate
Brian Schinderle	Independent	Financially literate
Einat Zakariya	Independent	Financially literate

Notes:
1.	Within the meaning of subsection 1.4 of NI 52-110 and as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.
2.	Within the meaning of subsection 1.6 of NI 52-110, Item 407(d)(5)(ii)-(iii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules.

Relevant Education and Experience

For information on the relevant education and experience of each Audit Committee member, please see the section entitled “Item 6.A. Directors and Senior Management”.

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

For a discussion of the Audit Committee’s pre-approval policies and procedures, see “Item 16C.”

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

Assessment of Directors, the Board and Board Committees

The Board acts in accordance with the Mandate of the Board, Audit Committee charter, Compensation Committee charter and Governance and Nomination Committee charter, as applicable, to monitor the adequacy of information given to directors, the communications between the Board and management, and the strategic direction and processes of the Board and its committees to satisfy themselves that the Board, its committees, and its individual directors are performing effectively. A copy of the Mandate of the Board is posted on the Company’s website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Policies Regarding the Representation of Women on the Board

The Company does not have a written policy relating to the identification and nomination of women directors. When considering and recommending qualified director nominees, the Governance and Nomination Committee evaluates all candidates on their skills and experience in the context of what the Board as a whole requires to be effective, taking the background and diversity, including gender, of all directors and nominees into consideration.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Governance and Nomination Committee goes through a rigorous process when considering a director nominee, including an evaluation of the skills and experience of the current directors, determining the gaps in skills and experience that exist and finding potential candidates to fill those gaps and round out the skills and experience of the Board as a whole. Diversity (including the representation of women on the Board and in executive officer positions) is a factor considered in determining the optimal composition of the Board. The final recommendation for nomination or appointment to the Board has been based on the best combination of skills and experience for the position, with due regard for the benefits of diversity on the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Board encourages the consideration of women who have the necessary skills, knowledge, experience, and character when considering new potential candidates for executive officer positions.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Annual Report there is one woman on the Board and two in Executive Officer position.

D.          Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2022	153	-	153
Fiscal 2023	95	-	95
Fiscal 2024	55	-	55

None of our employees are members in a labor union.

The following table sets forth the number of employees we had at the end of each fiscal period per geographic location:

Year	Israel	Germany	Canada	Total
Fiscal 2022	126	27	-	153
Fiscal 2023	77	18	-	95
Fiscal 2024	35	20	-	55

E.          Share Ownership

As of the date of this Annual Report, our directors and executive officers, as a group, beneficially owned a total of 681,890 Common Shares, on an undiluted basis and 1,146,937 Common Shares on a partially diluted basis, representing beneficial ownership of 22.10% and 37.17% of the Common Shares, respectively.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B. – Compensation” and “Item 7.A. – Major Shareholders.”

Refer to “Item 6.B. - Compensation,” for the details of the options held by our directors and executive officers as at December 31, 2024.

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

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table provides information with respect to the beneficial ownership of our Common Shares as of the date of this Annual Report,:

•	each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of any class of our shares;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days of the date of this Annual Report.. The percentage ownership information shown in the table is based upon 3,085,452 Common Shares outstanding as of the date of this Annual Report..  Each Common Shares has one vote per share. For further information regarding the voting rights of Common Shares, see Exhibit 2, “Description of Securities”.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to Options and Warrants held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in the care of the Company at 3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4.

For additional information regarding the options reported in the following table, see “Item 6.B. Compensation-Executive Compensation-Outstanding Equity Awards at Fiscal Year End”.

Name of Beneficial Holder	Number of Common Shares Beneficially Held	Number of Common Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Share Units	Debentures	Warrants	Total Convertible Securities	Percentage of Common Shares Beneficially Held Undiluted	Percentage of Common Shares Beneficially Held Partially Diluted
Oren Shuster(1)	616,831	21,875	3.00	October 4, 2026	Nil	46,512	346,811	415,198(1)	19.9%	33.45%
Marc Lustig(2)	155,106	Nil	Nil	Nil	Nil	Nil	105,643	105,643	5.02%	8.45%
Moti Marcus	Nil	1,500	3.00	October 4, 2026	Nil	Nil	Nil	1,500	Nil	0.04%
Einat Zakariya	10,200	1,500	3.00	October 4, 2026	Nil	Nil	Nil	1,500	0.33%	0.38%
Brian Schinderle	Nil	1,500	3.00	October 4, 2026	Nil	Nil	Nil	1,500	Nil	0.04%
Uri Birenberg	Nil	Nil	N/A	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Michal Lebovitz Nissimov	Nil	500	3.00	October 4, 2026	Nil	Nil	Nil	500	Nil	0.00%
Richard Balla	625	1,500	24	July 30, 2029	Nil	Nil	Nil	1,500	0.00%	0.00%
Rafael Gabay(3)	389,707	1,500	3.00	October 4, 2026	Nil	46,396	244,637	292,533	12.63%	12.68%
Shmulik Arbel	54,859	Nil	Nil	Nil	Nil	Nil	48,349	48,349	1.78%	3.34%

Notes:

(1)
616,806 Common Shares and 348,811 Warrants are held by Oren Shuster directly and 25 Common Shares are held indirectly through Ewave, a privately-held entity of which Mr. Shuster owns and controls 50% of the outstanding voting rights. Mr. Shuster also holds 39,536 convertible debentures.

(2)
50,065 Common Shares and 23,020 Warrants are held by Marc Lustig directly and 105,040 Common Shares and 82,624 Warrants are held indirectly through L5 Capital, a privately held entity of which Mr. Lustig owns and controls 100% of the outstanding voting rights.

(3)
389,682 Common Shares and 244,637 Warrants are held by Rafael Gabay directly and 25 Common Shares are held indirectly by Ewave, a privately-held entity of which Mr. Gabay owns and controls 50% of the outstanding voting rights. Mr. Gabay also holds 46,396 convertible debentures.

The major changes in the last three years in the percentage ownership of individuals who beneficially own 5% of the outstanding voting rights attached to our Common Shares were:

In the last three years Oren Shuster, Marc Lustig and Rafael Gabay exercised control or direction over 5% or more of the voting rights attached to the outstanding Common Shares of the Company, but they did so in greater percentage.

The Company’s securityholders who beneficially own five percent (5%) or more of any class of our shares do not have different voting rights.

As of March 31, 2025, we estimate that approximately 54.93% of our outstanding Common Shares, which equates to 1,694,894 Common Shares, were held in the United States by 226 holders of record. The number of holders of record does not include beneficial owners whose Common Shares are held in street name by brokers and other nominees. The number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

B.          Related Party Transactions

Since January 1, 2022, we have engaged in the following transactions with our related parties. For this purpose, our related parties include (a) enterprises that directly or indirectly control or are controlled by, or are under common control with, us; (b) our associates; (c) shareholders beneficially owning 10% or more of our voting power and other individuals with significant influence over us, and close members of any such individual’s family; (d) our directors and executive officers, and close members of their families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Our related parties include enterprises owned by directors or major shareholders and enterprises that have a member of key management in common with us. All of the transactions have been reviewed and approved by the Board or another independent committee of the board.

•
On April 2, 2019, IMC Holdings and Focus entered into an agreement (the "Focus Agreement") pursuant to which IMC Holdings acquired an option to purchase, at its sole discretion and in compliance with Israeli cannabis regulation, all of the ordinary shares held by Messrs. Shuster and Gabay held in Focus at a price equal to NIS 765.67 per ordinary share until April 2029. On November 30, 2023, IMC Holdings sent a request letter to IMCA to approve IMC Holding’s exercise of the option and on February 26, 2024, IMCA's approval was obtained. Effective February 26, 2024, IMC Holdings acquired 74% of the ordinary shares of Focus.

•
The Company is a party to indemnification agreements with certain directors and officers of the Company and Trichome to cover certain tax liabilities, interest and penalties arising from the Company’s acquisition of all of issued and outstanding securities of Trichome and certain of its subsidiaries.

•
On August 5, 2022, the Company sold Sublime to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of $100,000 less working capital adjustments, for a final net purchase price of $89,000. The transaction constituted a “related party transaction” within the meaning of MI 61-101, however pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101, the transaction was exempt from the formal valuation and minority shareholder approval requirements of such instrument.

•
On August 19, 2022, the Company announced a non-brokered private placement offering of Common Shares (the “2022 Private Placement”) for aggregate gross proceeds of up to US$5,000 led by the Company’s management and executive team. The first and second tranche of which closed on August 24, 2022, and October 5, 2022, respectively. Insiders of the Company, led by the CEO and Director, and the Company’s former CFO, subscribed for 1,563,496 Common Shares for aggregate proceeds of US$782 in the first tranche of the 2022 Private Placement, and the Executive Chairman of the Company, subscribed for 1,112,504 Common Shares for aggregate proceeds of US$556 in the second tranche of the 2022 Private Placement. As a result of the participation by the CEO, CFO and Executive Chairman, the 2022 Private Placement was considered a “related party transaction” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the insiders’ participation in the 2022 Private Placement was below 25% of the Company’s market capitalization for purposes of MI 61-101.

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

•
On January 16, 2023, the Company closed of the first tranche of the LIFE Concurrent Offering comprised of an aggregate of 1,159,999 Units for aggregate gross proceeds of US$1,500. The LIFE Concurrent Offering was led by insiders of the Company. The units offered under the LIFE Concurrent Offering were sold under similar terms as the Life Offering.

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

•
On February 16, 2023, the Company closed the fifth and final tranche of the LIFE Offering. Marc Lustig, the Executive Chairman of the Company subscribed for 29,548 Life Units in the fifth tranche at an aggregate subscription price of US$37. Marc Lustig’s subscription price was satisfied by the settlement of US$37 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company. The participation by Company’s insiders in each of the LIFE Concurrent Offering and LIFE Offering constituted “related party transactions” pursuant to MI 61-101. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the insiders’ participation in the LIFE Concurrent Offering and LIFE Offering, as applicable, was below 25% of the Company’s market capitalization for the purposes of MI 61-101.

•
Pursuant to the consulting agreement between the Company and L5 Capital, the Company issued 50,414 Common Shares as a result of the vested RSUs according to the agreed vesting schedule. The Common Shares were issued on May 5, 2023. On July 24, 2023, an additional 4,585 Common Shares were issued as a result of the vested RSUs according to the agreed vesting schedule.

•
On October 12, 2023, Oren Shuster, the CEO, loaned an amount of NIS 500 (approximately $170) to IMC Holdings. The participation of the Mr. Shuster constituted a “related party transaction”, as such term is defined in MI 61-101 and would require the Company to receive minority shareholder approval for and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction. However, in completing the loan, the Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, in each case on the basis that the fair market value of the CEO’s loan did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61-101.

•
On May 29, 2024, Mr. Shuster subscribed for an aggregate of $237,214 of May 2024 Debentures in the May 2024 Private Placement. Mr. Shuster’s participation in the May 2024 Private Placement is a “related party transaction”. For more information, see “Item 4B. Business Overview – Important Events in the Development of the Business in Fiscal 2024 to the date of this Annual Report”.

•
Mr. Oren Shuster, Mr. Shmulik Arbel, and Mr. Rafael Gabay, each participated in the November 2024 Offering. Mr. Shuster acquired 194,109,110 November 2024 Units, 110,576 Common Shares in connection with the November 2024 Debt Settlement, and 122,141152,701 Pre-Funded November 2024 Warrants. Mr. Arbel acquired 48,348 Nov 2024 Units, and Mr. Gabay acquired 194,087 Nov 2024 Units. For more information, see “Item 4B. Business Overview – Important Events in the Development of the Business in Fiscal 2024 to the date of this Annual Report”.

•
Effective October 4, 2024, the Company cancelled the October 2024 Cancelled Options, which were previously granted to board members, officers, employees, advisors and consultants of the Issuer. For more information, see “Item 4B. Business Overview – Important Events in the Development of the Business in Fiscal 2024 to the date of this Annual Report”.

•
Effective October 4, 2024, the Company cancelled an aggregate of 142,784 October 2024 Subject Warrants to purchase Shares, which were previously granted to Mr. Shuster. Management reviewed the Company’s outstanding warrants and determined that the October 2024 Subject Warrants at an exercise price of US$9.00 per Share, no longer represented a realistic incentive to motivate Mr. Shuster. For more information, see “Item 4B. Business Overview – Important Events in the Development of the Business in Fiscal 2024 to the date of this Annual Report”.

•
On November 12, 2024, the Company completed a debt settlement (the “November 2024 Debt Settlement”) in the amount of US$560,000 with Mr. Shuster. Since October 2022, the Company, through its subsidiaries, had borrowed more than US$8,000,000 (together, the “Loans”) from various groups. As required by the lenders, Mr. Shuster, the Company's CEO and chairman of the Board personally guaranteed the Loans. The independent members of the Board commissioned a valuation to determine the value of Mr. Shuster’s personal guarantees, which ascribes the benefit to the Company to be approximately US$560,000 (the “Shuster Benefit”). To repay Mr. Shuster in connection with the Shuster Benefit, and to preserve the Company’s cash for working capital, the issued Mr. Shuster 110,576 Common Shares and 152,701 pre-funded Common Share purchase warrants (each, a “Pre-Funded November 2024 Warrant”) at a deemed price of C$2.88 For more information, see “Item 4B. Business Overview – Important Events in the Development of the Business in Fiscal 2024 to the date of this Annual Report”.

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

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the 2024 Annual Financial Statements. The audit reports of Fahn Kanne & Co. Grant Thornton Israel are included therein.

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

Legal Proceedings

The Company is involved, or has been involved in certain legal proceedings, as further described below. Litigation has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with outcomes that could have a material adverse effect on the Company and its financial condition. Except for as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Company is party, nor, to Company’s knowledge, are there any such proceedings or actions contemplated.

Class Action T.Z. 35676-08-19 Tel Aviv - Jaffa District Court

On August 19, 2019, a cannabis consumer (the “T.Z. Applicant”) filed a T.Z. Motion for approval of a class action to Tel Aviv - Jaffa District Court (the “T.Z. Motion”) against 17 companies (the “T.Z. Parties”) operating in the field of medical cannabis in Israel, including Focus. The T.Z. Applicant’s argument is that the T.Z. Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the T.Z. Parties submitted their response to the T.Z. Motion. The T.Z. Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the T.Z. Motion will be decided in favor of the class group. On July 3, 2020, the T.Z. Applicant submitted his response to the T.Z. Parties’ response. On July 5, 2020, the T.Z. Applicant was absent from the hearing. As a result, on July 23, 2020, the T.Z. Parties filed an application for a ruling of expenses which received a response from the T.Z. Applicant on August 12, 2020, asking to decline this request. On September 29, 2020, the court ruled that the T.Z. Applicant would pay the T.Z. Parties’ expenses amount of NIS 750. On July 14, 2021, a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. On November 3, 2021, the court ruled the T.Z. Parties will file an update regarding the mediation procedure in 30 days. The parties conducted unsuccessful negotiations. On March 14, 2022, the T.Z. Applicant filed a request to amend the T.Z. Motion (the “T.Z. Applicant’s Request for Amendment”) and the judge disqualified herself from hearing the case. As a result, the case was redirected. On June 21, 2022, the T.Z. Parties filed a response to the T.Z. Applicant’s Request for Amendment. On September 12, 2022, the court ruled on the T.Z. Applicant’s Request for Amendment and accepted the T.Z. Applicant’s request to clarify its claims regarding product labeling, while rejecting the T.Z. Applicant’s other requests. On November 27, 2023, the T.Z. Applicant submitted an amended application for approval of the T.Z. Motion, and the T.Z. Parties’ response was submitted on February 8, 2023. On March 16, 2023, the T.Z. Parties submitted its deposition, and the T.Z. Applicant submitted its response to the T.Z. Parties respond from February 8, 2023. On April 20, 2023, the T.Z. Parties submitted a request to delete new evidence and clauses from the T.Z. Applicant respond. On April 27, 2023, a preliminary hearing was held and an evidentiary hearing was scheduled for October 22nd, 2023 and November 5th, 2023.

On July 4, 2023, the T.Z. Parties submitted an agreed request to release from the class action and validity of a judgment. The request was conditioned upon and subject to approval of the court. According to the release request, the companies will pay the plaintiff a total amount of NIS 70 (including VAT) and a total amount of NIS 40 (including VAT) to the T.Z. Applicant's counsel. On July 24, 2023, the T.Z. Motion was approved by the court.

COVID-19 Test Kits Claim, District Court of Stuttgart

On November 19, 2021, Adjupharm filed a statement of claim (the “Adjupharm Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont”), its shareholders and managing directors regarding a debt owed by Stroakmont to Adjupharm in an amount of approximately EUR 948 for COVID-19 test kits purchased by Stroakmont from Adjupharm at the end of March 2021. In January 2022, Stroakmont filed its statement of defence to the Stuttgart Court in which they mainly stated two arguments for their defense:

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

The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the Adjupharm Claim was dismissed against them with regard to their personal liability. Adjupharm shall pay 2/3 of the Stuttgart Court expenses and the out-of-court expenses of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court expenses and 1/3 of the out-of-court expenses of Adjupharm. The remaining out-of-court expenses shall be borne by each party.

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

Stroakmont appealed the judgement and requested to reject the payment claim. Furthermore, they appealed against the prohibition of the set-off. They are of the opinion that there is no such prohibition, and they want to include their alleged counterclaims in the proceedings and to receive a decision for their counterclaim by the court in Stuttgart.

So far, the Court of Appeal has not issued any instructions, and the first oral hearing, originally scheduled for March 13, 2025, has been postponed to July 21, 2025. The Court has ordered the personal appearance of both parties, i.e. the respective managing directors, to clarify the facts of the case and to attempt an amicable settlement.

At this stage, the Company management cannot assess its ability to collect the payment awarded in the Test Kits Judgment and the chances of the Adjupharm Claim advancing or the potential outcome of the Test Kits Appeal.

Uniclaro vs. Adjupharm

On December 22, 2022, Uniclaro filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro claimed the payment of the amount of thousand EUR 1,047 (including VAT) in exchange for 300,000 Covid-19 rapid tests.

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

On April 24, 2024, the Regional Court of Hamburg announced its decision. The judgment is as follows:

1.	Adjupharm was not sentenced. Uniclaro's lawsuit for payment of approximately EUR 1,046 thousand in exchange for delivery of 300,000 Clungene tests was dismissed.
2.	Uniclaro is sentenced to pay Adjupharm approximately EUR 54 thousand plus interest at 5 percentage points above the German basis rate since January 17, 2023.
3.	Uniclaro shall bear the procedural costs.

The judgment is not yet final (rechtskräftig).  Uniclaro has appealed the judgment and applied for the judgment to be overturned and to sentence Adjupharm in accordance with Uncilaro's original application to pay the amount of approximately EUR 1,046 (including VAT) in exchange for 300,000 Covid-19 rapid tests. Furthermore, Uniclaro has requested in its appeal to dismiss Adjupharm's counterclaim.

Uniclaro argues that the facts stated by the Hamburg Regional Court in its judgment are incorrect and incomplete. As before, Uniclaro is of the opinion that an allegedly undisputed oral agreement for the purchase of Clongene rapid tests was reached on 23 March 2021, but only the number of tests is in dispute. While Adjupharm claims to have only ordered 200,000 tests, Uniclaro claims that the number of Covid rapid tests ordered was 4.3 million resp. 8.6 million tests. Uniclaro furthermore claims that a written contract was not constitutive and not required for the 4.3 million orders, as there was also no written contract regarding 200,000 Covid rapid tests and that these were part of the 4.3 million order.

Furthermore, Uniclaro claims that circumstantial evidence (Indizien) in favor of Uniclaro was not taken into account in the evaluation of the evidence and that the Hamburg Regional Court did not provide adequate reasoning in parts of the judgment, as the court referred to statements by the managing director of Adjupharm and the witness Francesco Bisceglia without giving reasons for this, although there had been contrary statements by Uniclaro. In addition, Uniclaro claims that witnesses named by Uniclaro were not heard.

With respect to Adjupharm's counterclaim, Uniclaro alleges that the court ignored the burden of proof and failed to consider that Adjupharm bears the burden of proof and allegedly did not prove its claim.

Adjupharm responded to the grounds of appeal and has requested to dismiss Uniclaro's appeal. So far, there have not been any instructions from the Court of Appeal. The court has not yet scheduled an oral hearing.

At this stage, the Company management cannot assess the chances of the potential outcome of this these proceedings.

Focus Facility Planning and Construction Legal Proceedings

On July 11, 2021, the Company was informed that on June 30, 2021, a claim was filed in the Beer Sheva Magistrate Court (the “BSMC”) by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to its cultivation facility in Sde Avraham, Israel (the “Focus Facility”)

On December 6, 2021, the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response.

A hearing was initially set to December 1, 2021, but postponed several times in order to allow the parties to negotiate towards a resolution. The hearing was finally set on June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, was filed with the BSMC for its approval. The BSMC is not obligated to approve the agreement between the parties, if obtained.

On June 22, 2023, a hearing took place before the esteemed Honorable Judge Orit Kertz. During the hearing it was decided that the defendants and the municipal committee's attorney would engage in negotiations and make diligent efforts to reach a settlement before August 15, 2023. The responsibility of informing the BSMC about any progress concerning a potential settlement was assigned to the attorney representing the municipal committee. On September 9, 2023, the municipal committee's attorney was summoned to appear at a hearing before the Honorable Judge Orit Kertz. The hearing was postponed to December 28, 2023, due to the 2023 Iron Swords War.

On December 28, 2023, the construction proceedings against Focus concluded. The Company maintains de facto control of Focus. Focus was indicted and a fine of CAD$129 was imposed. The cultivation facility, which was the focus of the proceedings, was closed in June 2022 in alignment with the Company's strategic shift towards import and sales.

Canadian Restructuring

On August 5, 2022, The Company entered into an agreement to sell all of the issued and outstanding shares of SublimeCulture Inc. (“Sublime”), a wholly owned subsidiary of TJAC, on an “as is, where is” basis to a group of purchasers that included current and former members of the Sublime management team for aggregate proceeds of approximately $100 less working capital adjustments, for a final net purchase price of $89 (the “Sublime Transaction”). The Sublime Transaction included the sale of Sublime’s lease obligation of the approximately 930 square metre cultivation and storage facility and Sublime’s related operations. The Canadian Restructuring also included halting cultivation at the facility operated by Highland in Antigonish, Nova Scotia.

On November 7, 2022, in order to achieve operational efficiencies, the Company announced that it was pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Company aimed for a leaner organization with a primary focus on achieving profitability in 2023.

The Canadian operations were held through Trichome and were wound-down under the CCAA, pursuant to the Trichome Initial Order. The Trichome Initial Order includes the Trichome Stay of Proceedings. Pursuant to the Trichome Initial Order, KSV Restructuring Inc. was appointed as Trichome Monitor.

In connection with the CCAA proceedings, TJAC, as borrower, the remaining members of Trichome, as guarantors and the DIP Lender, entered into the DIP Agreement. Pursuant to the DIP Agreement, the DIP Lender has agreed to provide the DIP Facility. In accordance with the DIP Agreement, the DIP Facility is to be used during the CCAA proceedings by TJAC to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by Trichome to the DIP Lender. The current DIP Lender’s charge approved by the Court is up to the maximum amount of $4,875.

On January 9, 2023, the ONSC issued an order in the CCAA proceedings in respect of a motion brought by Trichome to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of Trichome; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between Trichome and L5 Capital dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, Trichome’s business and assets.

On February 22, 2023, the Trichome Monitor issued a report (the “Trichome Monitor’s Third Report”) in the CCAA proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 Capital informed Trichome that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, Trichome terminated the Stalking Horse Purchase Agreement, and (iii) the Trichome Monitor continues to market for sale Trichome’s business and assets, including the brands and other intellectual property owned by Trichome. The Trichome Monitor’s Third Report also reported on the financial situation of Trichome advising that due to Trichome’s financial performance and the termination of the Stalking Horse Purchase Agreement, the DIP Lender informed Trichome that the DIP Lender would only fund expenses required for a wind-down of Trichome’s business and as such, Trichome will not have the ability to pay unpaid payables that are not required to be paid in connection with the wind-down. Trichome has advised that it will not purchase additional goods or services without the prior consent of the Trichome Monitor.

On March 9, 2023, the ONSC issued an order extending the Trichome Stay of Proceedings until April 21, 2023, in order to allow Trichome to complete the orderly wound-down of its operations.

Pursuant to an order of the ONSC made on April 6, 2023 in the CCAA proceedings (the “Reverse Vesting Order”), the ONSC approved a share purchase agreement (the “Canadian Share Purchase Agreement”) dated March 28, 2023 among Trichome, 1000370759 Ontario Inc. (the “Purchaser”), TJAC, Trichome Retail Corp. (“TRC”), MYM, MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). The Purchased Entities and its business and operations were sold to a party that is not related to the Company. Thus, the Company has exited operations in Canada and considers these operations discontinued. The Canadian Share Purchase Agreement is solely in respect of the Purchased Entities. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, will not be affected by it.

The Canadian Share Purchase Agreement contemplated a reverse vesting transaction pursuant to which Trichome agreed to sell to the Purchaser, and the Purchaser agreed to purchase, all of the issued and outstanding shares in the capital of TJAC and MYM owned by Trichome for a purchase price of $3,375 along with certain deferred consideration. Pursuant to the Canadian Share Purchase Agreement and Reverse Vesting Order, the Purchased Entities retained the Purchased Entities’ assets, contracts and liabilities (the “Assumed Liabilities”) specified in the Canadian Share Purchase Agreement free and clear of any claims other than the Assumed Liabilities, and all other assets, contracts, and liabilities of the Purchased Assets were transferred to, and assumed by, five newly created corporations being 1000491916 Ontario Inc. ("TJAC Residual Co."), 1000492008 Ontario Inc. ("TRC Residual Co."), 1000491929 Ontario Inc. ("MYM Residual Co."), 1000492005 Ontario Inc. ("MYMB Residual Co.") and 1000492023 Ontario Inc. ("Highland Residual Co.", and collectively with TJAC Residual Co., TRC Residual Co., MYM Residual Co. and MYMB Residual Co., the “Residual Corporations”), the shares of which are owned directly or indirectly by Trichome. The closing of the transactions contemplated by the Canadian Share Purchase Agreement occurred on April 6, 2023.

On September 14, 2023, a CCAA termination order was granted upon service on the service list of an executed certificate and the above CCAA proceedings under the CCAA and Trichome Stay of Proceedings was terminated without any further act or formality.

On September 29, 2023, Trichome filed (or was deemed to have filed) an assignment (or bankruptcy order was made against Trichome, and Goldhar & Associates Ltd., was appointed as trustee of the estate of the bankrupt by the official receiver (or the ONSC). The first meeting of the creditors was held on October 17, 2023.

In the context of the winding down of the Canadian operations, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities, except tax obligations of $839 related to a debt settlement with L5 Capital. The CCAA proceedings were solely in respect of Trichome. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, were not parties to the CCAA proceedings. Court materials filed in connection with Trichome’s CCAA proceedings can be found at: https://www.ksvadvisory.com/insolvency-cases/case/trichome

The Regional Labor Court - Tel Aviv (Bat Yam) 17419-04-23

On May 10, 2023, IMC Holdings received a notice that a former employee has recently filed a claim with the Regional Labor Court - Tel Aviv (Bat Yam) (the "Bat Yam Court") against 3 companies, including IMC Holdings.

On April 4, 2024, IMC Holdings filed its statement of defense.

A preliminary hearing was held on May 6, 2024, before the esteemed Honorable Judge Karin Liber-Levin at the Bat Yam Court. Following the hearing, an adjusted claim was filed to reduce the original claimed amount, add another defendant to the case, and request certain documents (the "Plaintiff’s Requests").

On January 21, 2025, the esteemed Honorable Judge Karin Liber-Levin ruled in favor of the Plaintiff’s Requests. In response, IMC Holdings provided the requested document.

The second hearing is scheduled for June 19, 2025.

The nature and details of the claim and the adjusted claim are still in the preliminary stages, and IMC Holdings is actively working to comprehend the full scope of the allegations. At this stage, the Company management cannot accurately assess the potential outcome of the claims or the likelihood of the claims progressing further.

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

35 Oak Holdings Ltd – Statement of Claim

On November 17, 2023, the Company received a copy of the 35 Oak Statement of Claim that was filed in the ONSC by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the "MYM Shareholder Plaintiffs") against the Company and its Board and officers, (collectively, the "MYM Defendants").

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

The Company, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim (the "35 Oak Motion"). The 35 Oak Motion has not been scheduled by the court.

At this time, the Company's management is of the view that the 35 Oak Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

On June 17, 2024, an amended 35 Oak Statement of Claim was filed in the ONSC by the MYM Shareholder Plaintiffs. The Plaintiffs have requested that the Defendants serve a statement of defence by November 18, 2024.

The Company together with the Defendants Oren Shuster, Marc Lustig, Brian Schinderle, and Shai Shemesh served a demand for particulars on October 28, 2024, requesting the details of the allegations against the Defendants. The Company is currently still awaiting a response from the Plaintiffs.

Given the preliminary stage of this action, and the Company have not yet received full particulars of the allegations or conducted a full investigation of the factual defences, it is too early to opine on the merits of the claim or whether it is more likely than not to result in an outflow of funds to the Company and if so, how much.

The Company plans to vigorously defend itself against the allegations. At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

B.          Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended December 31, 2024.

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

B.          Memorandum and Articles of Association

Incorporation

See Item 4.A. – Name, Address and Incorporation.

Objects and Purposes

Our articles do not contain a description of our objects and purposes. Directors

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

Procedures to Change the Rights of Shareholders

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

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 3,085,452 Common Shares were issued and outstanding as of the date of this Annual Report.. All of the issued Common Shares are fully paid and non-assessable common shares in the authorized share structure of the Company. The Company does not own any of its Common Shares.

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

a.	Focus IP Agreement and the Cancellation Note.
b.	Focus Option Agreement. For more information, please see “Item 4B. Business Overview – Economic Dependence”.
c.	Service Agreement with Focus.
d.	The Kadimastem Loan Agreement.
e.
Telecana Loan Agreement. For more information, please see “Item 4A. History and Development of the Company – Important Events in the Development of the Business in Fiscal 2024 to the date of this Annual Report”.

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

E.          Taxation

Certain Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to the offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to the offering that is for U.S. federal income tax purposes:

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter capital gain to the extent of the excess over the U.S. Holder’s tax basis, Capital gain will be taxed in the manner described below at “Sale or Other Taxable Disposition of Common Shares”. The Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership, and disposition of Common Shares. The Company believes that it was a PFIC for the prior tax year ended December 31, 2023, and based on current business plans and financial expectations, the Company expects to be a PFIC for the current tax year. If the Company is a PFIC in the taxable year in which a U.S. Holder first invests in the Company, the adverse rules described below will apply indefinitely unless the Company no longer is a PFIC in a subsequent taxable year and the U.S. Holder makes a timely “purging election” as described below. No opinion of legal counsel or ruling from the Internal Revenue Service (“IRS”) concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

General PFIC Rules

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

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, and subject to a U.S. Holder making a “QEF Election” or “Mark-to-Market Election” as described below, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and the preferential tax rates applicable to capital gains or dividends received on our Common Shares would not be available. In addition, amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge would apply at a rate applicable to underpayments. These adverse tax consequences would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Common Shares. In addition, if a non-electing U.S. Holder who is an individual dies while owning our Common Shares, such U.S. Holder’s successor generally would not receive a step-up in tax basis with respect to such Common Shares, but instead would have a tax basis equal to the lower of the fair market value of such Common Shares or the decedent’s tax basis in such Common Shares.

QEF Election

The tax consequences described above upon a PFIC determination may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC, provided the Company provides the U.S Holder with the necessary information regarding its ordinary earnings and net capital gain. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the investment as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered to be a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in its Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder. Gain realized from the sale of our Common Shares covered by a QEF election would be taxed as a capital gain and the denial of the basis step-up at death described above would not apply. Generally, a QEF election must be made by the U.S. Holder in a timely filed tax return for the first taxable year in which the U.S. Holder held our Common Shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A separate QEF election would need to be made for any of our subsidiaries that are classified as a PFIC. A QEF election is made on IRS Form 8621.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax that would apply if a timely QEF election is made. If the Company does not provide the required information with regard to the QEF election, U.S. Holders will not be able to make a QEF election and will, subject to the discussion of the mark-to-market election below, continue to be subject to the general PFIC rules as described above. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to the Company.

Mark-to-Market Election

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the general PFIC rules described above by making a timely mark-to-market election on Form 8621 (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. U.S. Holders are urged to consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the increase in the fair market value of the Common Shares and deduct from gross income the decrease in the value of such shares during each of its taxable years, but with losses limited to the amount of previously recognized net gains. The U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. If a mark-to-market election with respect to our Common Shares is in effect on the date of a U.S. Holder’s death, the tax basis of the Common Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the Common Shares. Any gain from a sale, exchange or other disposition of the Common Shares in any taxable year in which we are a PFIC (i.e., when we meet the gross income test or asset test described above) would be treated as ordinary income and any loss from a sale, exchange or other disposition would be treated first as an ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as a capital loss. If we cease to be a PFIC, any gain or loss recognized by a U.S. Holder on the sale or exchange of the Common Shares would be classified as a capital gain or loss. The Common Shares should be marketable stock as long as they are listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Common Shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we again become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election.

Purging Election

If we are a PFIC at any time when a U.S. Holder holds our Common Shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds our Common Shares even if we cease to meet the PFIC gross income test or asset test in a subsequent year. However, if we cease to meet these tests, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election (a Purging Election) to recognize gain by making a “deemed sale” election with respect to all of the U.S. Holder’s Common Shares and have such Common Shares deemed to be sold at their fair market value on the last day of the last taxable year during which we were a PFIC. Under another type of purging election, the Company will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of the Company’s earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make this second election, the Company must also be determined to be a “controlled foreign corporation” as defined by the U.S. Tax Code (which may not be the case, but please see the Controlled Foreign Corporation section below). The shareholder makes a purging election under Code section 1298(b)(1) and regulations section 1.1298–3 on IRS Form 8621 attached to the shareholder’s tax return (including an amended return), or requests the consent of the IRS Commissioner to make a late election under Code section 1298(b)(1) and regulations section 1.1298–3(e) (late purging election) on Form 8621-A. In addition, for a U.S. Holder making such an election, a new holding period would be deemed to begin for our Common Shares for purposes of the PFIC rules. After the Purging Election, the Common Shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

Each U.S. person who is a shareholder of a PFIC generally must file an annual report (on IRS Form 8621) with the IRS containing certain information, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Controlled Foreign Corporation

As a result of the enactment of the Tax Cuts and JOBS Act and the repeal of Code section 958(b)(4), it is possible to accidentally create a controlled foreign corporation (“CFC”) without having a direct or indirect United States shareholder. Historically, Code section 958(b)(4) prevented stock owned by a foreign person from being attributed downward to a U.S. person (e.g., a partnership, corporation, trust, or estate) owned by such foreign person. Effective as of the last taxable year of a foreign corporation beginning before January 1, 2018, stock may be attributed downward from a person to a corporation if “50 percent or more in value of the stock in a corporation is owned, directly or indirectly by or such person.” As a result of the repeal of Code section 958(b)(4), it is thus possible to accidentally create CFCs without a direct or indirect United States shareholder. This is because, since the repeal, a U.S. corporation owned by a foreign parent corporation may be treated as constructively owning the stock of the foreign parent or even the foreign parent’s foreign subsidiaries (i.e., foreign brother-sister companies). The Company believes that certain case law along with the legislative intent of the repeal may substantiate that it is not a CFC, although it is possible that the IRS may disagree. In discussing the repeal of Code section 958(b)(4), the Senate amendment that was followed by the Conference Report provides: Furthermore, the Senate Finance Committee explanation states that the provision is not intended to cause a foreign corporation to be treated as a controlled foreign corporation regarding a U.S. shareholder as a result of attribution of ownership under section 318(a)(3) to a U.S. person that is not a related person (within the meaning of section 954(d)(3)) to such U.S. shareholder as a result of the repeal of section 958(b)(4).” The Tax Court case of Nettie Miller v. Commissioner stands for the premise that reading the current rules strictly would result in an absurd result that the Company’s U.S. subsidiary (a non-Code section 958(a) shareholder) is treated as constructively owning the Company. Furthermore, in Rev. Rul. 74-605, the IRS concluded that a subsidiary could not be attributed ownership of its direct or indirect parent corporations for purposes of applying Code section 304. The IRS’s rationale is that if a subsidiary were treated as constructively owning its parent (or grandparent) under the constructive ownership rules (that is, Code section 318(a)(3)(C)), it would further be treated as owning its own stock. The IRS concluded that treating a subsidiary as owning its own stock would violate regulation section 1.318-1(b)(1), which provides that “a corporation shall not be considered to own its own stock by reason of section 318(a)(3)(C).” Thus, the Company may not be a CFC as a result of Rev. Rul. 74-605, Nettie Miller, and the legislative intent of the repeal of Code section 958(b)(4). It should be noted, however, that the rationale for the Company not being classified as a CFC may not extend to the Company’s non-U.S. subsidiaries. As such, any U.S. Holders that own 10 percent or more of the total combined voting power of all classes of stock entitled to vote of the Company, or 10 percent or more of the total value of shares of all classes of stock of the Company should consider whether the overlap rules for CFCs and PFICs apply to them pursuant to Code section 1297(d) when determining their U.S. tax obligations for the Company or any of its non-U.S. subsidiaries. U.S. Holders should consult their own tax advisors regarding the application of this rule since the attribution rules related to ownership are very complex.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% surtax on “net investment income” including, among other things, dividends, and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange, or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this foreign tax credit limitation is calculated and applied separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date of this Annual Report, the material Canadian federal income tax considerations generally applicable to a Shareholder who is a beneficial owner of our Common Shares and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canadian Tax Act”), (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, Common Shares in a business or part of a business carried on in Canada; (5) has not entered into, with respect to the Common Shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (6) holds the Common Shares as capital property (a “Non-Canadian Holder”). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their own tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act and the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial decision or action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Dividends

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the Common Shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to the full benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the Common Share is “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the Common Shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the Common Shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which currently includes the CSE and the Nasdaq, unless at any particular time during the 60-month period that ends at that time the following two conditions are met concurrently:

•
at least 25% of the issued shares of any class or series of our capital stock was owned  by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length for purposes of the Canadian Tax Act, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and

•
more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) or (iv) options in respect of, or interests in, or for civil law rights in, a property described in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, Common Shares could be deemed to be “taxable Canadian property” to a Non-Canadian Holder. Non-Canadian Holders whose Common Shares are, or may constitute, “taxable Canadian property” should consult their own tax advisors.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk, and liquidity risk. Refer to Note 15 of the 2024 Annual Financial Statements.

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

The Iron Swords War has impacted the Company primarily through operational and supply chain disruptions, as well as heightened geopolitical risks. While management has not identified material weaknesses in controls and procedures, enhanced oversight measures have been implemented to monitor potential risks. The Board of Directors continues to assess and oversee the evolving situation, ensuring business continuity and regulatory compliance. The conflict has not resulted in direct exposure to the affected regions, but indirect risks, including supply chain constraints and economic uncertainties, remain under review. The Company will continue to evaluate any necessary financial disclosures related to these impacts.

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework") to evaluate the effectiveness of the Company's controls. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2024, and provided a reasonable assurance of the reliability of the Company's financial reporting and preparation of financial statements.

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

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or Board.

ITEM 16B.      CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Code of Ethics that applies to directors, officers and employees of, and consultants to, the Company. The Code of Business Conduct and Code of Ethics is posted on the Company’s website at www.imcannabis.com. The Code of Business Conduct and Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 16B(b) of Form 20-F.

All waivers of the Code of Business Conduct and Code of Ethics with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2024, the Company did not waive or implicitly waive any provision of the Code of Business Conduct and Code of Ethics with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal years ended December 31, 2024 and 2023 were pre-approved by the Audit Committee. No non-audit services were approved pursuant to the minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

External Auditor Service Fees

Fahn Kanne & Co. Grant Thornton Israel was the principal accountant for the audit of the Company’s consolidated financial statements during the year ended December 31, 2024.

Kost was the principal accountant for the audit of the Company’s consolidated financial statements during the year ended December 31, 2023.

Aggregate fees paid or payable to the Company’s auditor Fahn Kanne & Co. Grant Thornton Israel for the year ended December 31, 2024 and aggregate fees paid or payable to the Company’s auditor Kost for the year ended December 31, 2023 were as follows:

	2024	2023
Audit Fees	$281	$297
Audit-related Fees(1)	$-	$28
Tax Fees(2)(3)	$44	$68
All Other Fees(4)	$29	$13
Total	$354	$406

Notes:
1.
Consists of fees for professional services and expenses relating to the audit of the annual financial statements and review of our quarterly financial information. Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

2.
Consists of fees for professional services and expenses reasonably relating to the audit of the annual financial statements or review of our quarterly financial information and are not reported as “Audit Fees”. Fees charged for tax compliance, tax advice and tax planning services.

3.	Consists of fees for tax-related services related primarily to tax consulting and tax planning.
4.	Fees for services other than disclosed in any other row, including fees related to the review of management’s discussion and analysis and Sarbanes-Oxley Act procedures.

The fees summarized in the table above includes fees billed by Fahn Kanne & Co. Grant Thornton Israel as of January 16, 2025, and Kost during the year ended December 31, 2023, and December 31, 2024.

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.      CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

At a meeting held on January 12, 2025, the Board of Directors approved the engagement of Fahn Kanne & Co. Grant Thornton Israel (“Successor Auditor”) as its independent registered public accounting firm for the fiscal year ended December 31, 2024. At the same meeting, the Board of Directors approved the resignation, at the request of the Board, and upon the Audit Committee’s recommendation, of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global ("Predecessor Auditor") as independent registered public accounting firm of the Company effective January 16, 2025.

The Successor Auditor is the current auditor of the Company. Effective with the change of auditor and pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the Company filed a reporting package (the "Reporting Package") on SEDAR+ (www.sedarplus.ca) under the Company's profile on January 17, 2025, and furnished a Form 6-K on EDGAR under the Company’s profile on January 17, 2025.

The reports of the Predecessor Auditor on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023, and 2022 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2023 and 2022, and the subsequent interim period preceding the resignation of the Predecessor Auditor (i) there were no disagreements with the Company’s Predecessor Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of the  Predecessor Auditor, would have caused the Predecessor Auditor to reference the subject matter of the disagreements in its audit report, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided the Predecessor Auditor with a copy of the disclosures herein and required under Item 16F of Form 20-F and have requested from Predecessor Auditor a letter addressed to the SEC indicating whether it agrees with this disclosure. A copy of the Predecessor Auditor letter dated March 31, 2025 is attached as Exhibit 15.3.

During the fiscal year ended December 31, 2024 and the subsequent interim period prior to the Successor Auditor, neither the Company nor anyone acting on behalf of the Company has consulted with the Successor Auditor regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor considered by the Company in reaching the Company’s decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement, as described in the instructions to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16I.      DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.             INSIDER TRADING POLICIES

The Company has adopted a written insider trading policy, the IM Cannabis Corp. Stock Trading Policy (“Insider Trading Policy”), that is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to the registrant. The Insider Trading Policy provides guidance to the directors, officers, and employees of the Company and its subsidiaries with respect to stock trading and assists the directors, officers, and employees of the Company and its subsidiaries in understanding their obligations and responsibilities under Canadian securities laws and the rules of the CSE.

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

Our cybersecurity risk management program includes:

•
an Information Security Policy that articulates our information security practices and procedures to maintain confidence in our business and to protect the confidentiality, integrity, and availability of the information we handle;

•
a dedicated Cyber Security company responsible for executing on relevant internal and external requirements and identifying appropriate technical and organizational measures to deliver information security in compliance with those requirements;

•
a Cyber Security company, principally responsible for driving our cybersecurity risk assessment processes, including a formal information security risk assessment on an at least annual basis; our security controls framework and risk remediation and prioritizations; and risk awareness or education programs for employees relating to cybersecurity;

•	the use of external resources, such as assessors, consultants, and auditors, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;
•	an external audit of our systems and environments, including an external penetration test, on an annual basis;
•	cybersecurity training of our incident response personnel and senior management;
•	a cybersecurity incident response plan that includes procedures for assessing, responding to, remediating, resolving, and conducting post-analysis of cybersecurity incidents;
•	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and
•	contractual obligations on third-party vendors to report security incidents, risk identification, or other security-related issues promptly to designated contact personnel at the Company.

On October 30, 2024, the Company became aware that its third-party IT services provider was subject to a cybersecurity attack by an Iranian threat actor group and that as a result the Group was also exposed due to such an attack. The Company's immediate investigation, conducted in collaboration with both the affected IT service provider and the Company's cybersecurity service provider (who also serve as the Company's Chief Information Security Officer), determined that the source of potential unauthorized access was limited to an external system managed by another third-party service provider.

Upon discovery of this incident, the Company promptly implemented its incident response protocol, including: (1) initiating a comprehensive forensic investigation; (2) disconnecting and securing the affected third-party system; (3) engaging external forensic IT specialists to evaluate the nature and scope of the attack; and (4) notifying the relevant regulatory authority regarding the limited exposure of certain employee information (both current and former).

Based on the investigation's findings, the Company confirms that: (i) no unauthorized parties gained access to the Company's internal systems; (ii) no patient data was compromised; (iii) no sensitive information was disclosed; and (iv) the Company's internal network remains free of malicious actors.

The Company concluded that this cybersecurity incident has not materially affected, and is not reasonably likely to materially affect, the Company's business strategy, results of operations, or financial condition. The Company continues to enhance its cybersecurity protocols and third-party risk management framework to mitigate potential future threats.

Additionally, we have not identified risks from any other known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

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

Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023
Independent Auditors’ Reports
Consolidated Statements of Financial Position
Consolidated Statements of Net Loss and Comprehensive Loss
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ITEM 19.          EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F-1 - F-69

Exhibit
No.	Description of Exhibit
1.1	Articles of IM Cannabis Corp. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on October 25, 2022)
2.1*	Description of securities registered under Section 12 of the Exchange Act
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
4.1
Focus IP Agreement dated April 2, 2019, as amended on January 1, 2021 between IMC Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on April 2, 2021)

4.2*	Cancellation of Focus IP Agreement dated February 26, 2024 between IMC Holdings Ltd. and Focus Medical Herbs Ltd.
4.3
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

4.5	Loan Agreement between I.M.C Holdings Ltd. and Kadimastem Ltd. (incorporated by reference to Exhibit 4.5 of the Company’s Form 20-F filed with the SEC on March 28, 2024)
4.6*	The Kadimastem termination agreement between I.M.C Holdings Ltd. and Kadimastem Ltd.
4.7*	Unofficial Translation of Loan Agreement between IM Cannabis and Telecana
4.8*	Unofficial Translation of Sale of contractual rights of the Loan Agreement between IM Cannabis and Telecana
8.1*	List of Subsidiaries of IM Cannabis Corp.
11.1*	IM Cannabis Corp. Stock Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
15.2*	Consent of Fahn Kanne & Co. Grant Thornton Israel
15.3*	Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Change in Auditors Item 16F Letter
15.4*	Management’s discussion and analysis of IM Cannabis Corp. for the year ended December 31, 2024
97*	IM Cannabis Corp. Incentive Compensation Recovery Policy
101.INS*	XBRL Instant Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IM Cannabis Corp.

Date: March 31, 2025	By:	/s/ Oren Shuster
Name: Oren Shuster
Title: Chief Executive Officer and Chairman of the Board

IM CANNABIS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

CANADIAN DOLLARS IN THOUSANDS

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il
Board of Directors and Shareholders IM Cannabis Corp.

Opinion on the consolidated financial statements
We have audited the accompanying consolidated statement of financial position of IM Cannabis Corp. and its subsidiaries (the “Company”), as of December 31, 2024 and the related consolidated statements of operations and other comprehensive loss, changes in the shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has experienced losses from operations and negative cash flows from continuing activities. These events or conditions, along with other matters as set forth in Note 1B, indicate that a uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion
These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2025.
Tel Aviv, Israel
March 31, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

to the Shareholders and Board of directors of

IM CANNABIS CORP.
Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of IM Cannabis Corp. (the Company) and its subsidiaries (collectively, the Group) as of December 31, 2023,the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

We have served as the Company's auditor from 2018 to 2025.

Tel-Aviv, Israel
March 28, 2024

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS:
Cash		$863	$1,813
Restricted cash deposit		64	-
Trade receivables	5	13,803	7,651
Other current assets	6	5,419	4,825
Inventory	7	3,215	9,976
		23,364	24,265

NON-CURRENT ASSETS:
Investments in affiliate	8	1,631	2,285
Property, plant and equipment, net	9	3,730	5,058
Intangible assets, net	10	3,333	5,803
Goodwill	10	6,679	10,095
Right-of-use assets, net	11	451	1,307

		15,824	24,548

Total assets		$39,188	$48,813

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of operating lease liabilities	11	$262	$454
Trade payables	12	11,159	9,223
Other current liabilities	13	5,001	6,218
Credit from bank institutions and others	14	15,145	12,119
Convertible debentures	15	1,968	-
Derivative warrants liabilities and prefunded warrants	16	1,383	(*)38
Accrued purchase consideration liability	19F	-	2,097
Put option liability	19F	-	2,697

		34,918	32,846
NON-CURRENT LIABILITIES:
Operating lease liabilities	11	171	815
Credit from bank institutions and others	14	466	394
Employee benefit liabilities, net		-	95
Deferred tax liabilities		487	963

		1,124	2,267

Total liabilities		36,042	35,113

CONTINGENT LIABILITIES	17

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:	18
Share capital and premium		265,000	253,882
Capital reserve from translation differences of foreign operations		(1,265)	95
Conversion feature related to convertible debentures	15	297	-
Capital reserve from share-based payment transactions		150	9,637
Accumulated deficit		(258,939)	(249,145)

Total equity attributable to shareholders of the Company		5,243	14,469
Non-controlling interests		(2,097)	(769)

Total shareholders' equity		3,146	13,700

Total shareholders' equity and liabilities		$39,188	$48,813

(*)            Reclassified due to implementation of amendment to IAS 1. See Note 3W1 below.

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2025	/s/ Oren Shuster	/s/ Moti Marcus	/s/ Uri Birenberg
Date of approval of the	Oren Shuster	Moti Marcus	Uri Birenberg
financial statements	Chief Executive Officer and Chairman of the Board	Chairman of the Audit Committee	Chief Financial Officer

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

Canadian Dollars in thousands

		Year ended December 31,
	Note	2024	2023	2022

Revenue	19A	$54,031	$48,804	$54,335
Cost of revenue	19B	45,580	37,974	43,044

Gross profit before fair value adjustments		8,451	10,830	11,291

Fair value adjustments:
Unrealized change in fair value of biological assets		-	-	(315)
Realized fair value adjustments on inventory sold or impaired		-	(984)	(1,814)

Total fair value adjustments		-	(984)	(2,129)

Gross profit after fair value adjustments		8,451	9,846	9,162

Selling and marketing expenses	19C	7,069	10,788	11,473
General and administrative expenses	19D	8,018	11,008	21,460
Restructuring expenses	19E	-	617	4,383
Other expenses	19F	3,229	-	-
Share-based compensation	18C	369	225	2,637

Total operating expenses		18,685	22,638	39,953

Operating loss		(10,234)	(12,792)	(30,791)

Finance income		1,906	7,006	6,703
Finance expenses		(4,466)	(3,671)	(1,972)

Finance income (expense), net		(2,560)	3,335	4,731

Loss before taxes on income (tax benefit)		(12,794)	(9,457)	(26,060)
Taxes on income (tax benefit)	20	(1,023)	771	(1,138)

Net loss from continuing operations		(11,771)	(10,228)	(24,922)
Net loss from discontinued operations, net of tax	21	-	-	(166,379)

Net loss		(11,771)	(10,228)	(191,301)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

Canadian Dollars in thousands, except per share data

		Year ended December 31,
	Note	2024	2023 (*)	2022 (*)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plans		67	38	59

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		67	38	59

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translation of financial statements of foreign operations		(1,502)	(663)	(1,484)

Total other comprehensive loss		(1,435)	(625)	(1,425)

Total comprehensive loss		$(13,206)	$(10,853)	$(192,726)

Net loss attributable to:
Shareholders of the Company		$(10,585)	$(9,498)	$(188,890)
Non-controlling interests		(1,186)	(730)	(2,411)

		$(11,771)	$(10,228)	$(191,301)

Total comprehensive loss attributable to:
Shareholders of the Company		$(11,878)	$(10,648)	$(190,162)
Non-controlling interests		$(1,328)	$(205)	(2,564)

		$(13,206)	$(10,853)	$(192,726)

Loss per share attributable to shareholders of the Company from continuing operations:	22
Basic loss per share (in CAD)		$(4.51)	$(4.45)	$(18.81)
Diluted loss per share (in CAD)		$(4.51)	$(4.45)	$(22.86)

Loss per share attributable to shareholders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		-	-	$(139.02)

Loss per share attributable to shareholders of the Company from net loss:
Basic loss per share (in CAD)		$(4.51)	$(4.45)	$(157.83)
Diluted loss per share (in CAD)		$(4.51)	$(4.45)	$(161.88)

(*)	Loss per share includes the effect of Reverse Share Split (see also Note 18A below).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Canadian Dollars in thousands

	Share capital and premium	Treasury shares	Capital reserve from share-based payment transactions	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(188,890)	(188,890)	(2,411)	(191,301)
Total other comprehensive income (loss)	-	-	-	(1,331)	59	(1,272)	(153)	(1,425)

Total comprehensive loss	-	-	-	(1,331)	(188,831)	(190,162)	(2,564)	(192,726)

Common shares issued as settlement of purchase consideration through business combination transactions (Notes 18B1-18B3)	3,061	-	-	-	-	3,061	-	3,061
Issuance of treasury common shares	-	660	-	-	-	660	-	660
Common shares issued through private placements transactions, net of issuance costs (Note 18B4)	3,757	-	-	-	-	3,757	-	3,757
Common shares issued upon options exercised (Note 18B9)	992	-	(659)	-	-	333	-	333
Share-based compensation	-	-	3,767	-	-	3,767	-	3,767
Expired options	289	-	(289)	-	-	-	-	-

Balance as of December 31, 2022	$245,776	$-	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(9,498)	(9,498)	(730)	(10,228)
Total other comprehensive income (loss)	-	-	(1,188)	38	(1,150)	525	(625)

Total comprehensive loss	-	-	(1,188)	(9,460)	(10,648)	(205)	(10,853)

Common shares issued through private placements transactions, net of issuance costs (Note 18B5)	1,738	-	-	-	1,738	-	1,738
Common shares issued as debts settlement with related party (Note 18B6)	613	-	-	-	613	-	613
Other comprehensive loss classification	-	-	-	(111)	(111)	(1,709)	(1,820)
Share-based compensation	-	225	-	-	225	-	225
Expired options	5,755	(5,755)	-	-	-	-	-

Balance as of December 31, 2023	$253,882	$9,637	$95	$(249,145)	$14,469	$(769)	$13,700

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Conversion option for convertible debt	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(10,585)	(10,585)	(1,186)	(11,771)
Total other comprehensive income (loss)	-	-	-	(1,360)	67	(1,293)	(142)	(1,435)

Total comprehensive loss	-	-	-	(1,360)	(10,518)	(11,878)	(1,328)	(13,206)

Common shares issued through private placement transaction, net of issuance costs (Note 18B7)	944	-	-	-	-	944	-	944
Common shares issued as share-based compensation with related party (Note 18B8)	318	-	-	-	-	318	-	318
Recognition of conversion feature related to convertible debentures (Note 15)	-	-	297	-	-	297	-	297
Other comprehensive loss classification	-	-	-	-	724	724	-	724
Share-based compensation	-	369		-	-	369	-	369
Expired and exercised options	9,856	(9,856)	-	-	-	-	-	-

Balance as of December 31, 2024	$265,000	$150	$297	$(1,265)	$(258,939)	$5,243	$(2,097)	$3,146

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows used in operating activities:

Net loss	$(11,771)	$(10,228)	$(191,301)

Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	-	-	(84)
Realized fair value adjustments on inventory sold or impaired	-	984	4,342
Revaluation of financial instruments	(249)	(7,223)	(6,000)
Issuance costs allocated to warrants granted	48	268	-
Disposal of property, plant and equipment	235	-	-
Common shares and prefunded warrants issued as share-based compensation with related party	758	-	-
Discount expenses in respect of convertible debentures	173	-	-
Depreciation of property, plant and equipment	456	644	3,044
Amortization of intangible assets	1,377	1,758	2,343
Depreciation of right of use assets	351	594	1,944
Impairment of goodwill	495	-	107,854
Impairment of property, plant and equipment	-	-	2,277
Impairment of intangible assets	-	-	7,199
Impairment of right of use assets	-	-	1,914
Finance income, net	1,928	3,019	6,532
Deferred tax payments (benefit), net	(150)	394	(3,004)
Share-based payments	369	225	3,767
Revaluation of other current receivable	-	-	3,982
Loss from deconsolidation of Oranim	2,734	-	-
Restructuring expenses	-	-	8,757
Revaluation expenses of investment in affiliate	837	-	-
Revaluation expenses (income) of loans receivables	(177)	601	-
Changes in employee benefit liabilities, net	(96)	(139)	(63)
Gain from debts restructuring	(960)	-	-
Discount expenses in respect of credit	87	-	-

	8,216	1,125	144,804
Changes in non-cash working capital:
Increase (decrease) in trade receivables	(6,287)	2,320	6,058
Increase in other current assets	1,902	1,299	3,622
Decrease in biological assets, net of fair value adjustments	-	-	565
Increase in inventory, net of fair value adjustments	6,261	4,771	883
Increase (decrease) in trade payables	7,845	(6,098)	11,284
Increase (decrease) in other current liabilities	(7,147)	(750)	12,126

	2,574	1,542	34,538

Taxes paid	(96)	(514)	(681)

Net cash used in operating activities	(1,077)	(8,075)	(12,640)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows used in investing activities:

Purchase of property, plant and equipment	(156)	(581)	(1,562)
Proceeds from sales of property, plant and equipment	96	-	210
Proceeds from loans receivable	-	-	350
Deconsolidation of subsidiary	(346)	-	(406)
Investments in affiliate	-	-	(125)
Loan granted	-	(601)	-
Change in restricted cash	(64)	-	-

Net cash used in investing activities	(470)	(1,182)	(1,533)

Cash provided by financing activities:

Proceeds allocated to issuance of share capital, net of issuance costs	944	1,688	3,756
Proceeds allocated to issuance of warrants measured at fair value, net of issuance costs	1,106	6,585	-
Proceeds received from common shares issued upon options exercised	-	-	333
Repayment of lease liabilities	(331)	(586)	(1,656)
Payment of interest on lease liabilities	(52)	(63)	(1,429)
Proceeds from loans received	2,619	5,482	9,636
Repayment of loans	(3,834)	(4,827)	(4,976)
Interest paid	(2,080)	(1,664)	(902)
Proceeds received from discounted checks	5,453	2,802	-

Net cash provided by financing activities	3,825	9,417	4,762

Effect of foreign exchange on cash	(3,228)	(796)	(2,043)

Change in cash	(950)	(636)	(11,454)
Cash at the beginning of year	1,813	2,449	13,903

Cash at the end of year	$863	$1,813	$2,449

Supplemental disclosure of non-cash activities:
Right of use assets recognized with corresponding lease liabilities	$40	$309	$613
Common shares issued as settlement of purchase consideration through business combination transactions	$-	$-	$3,061
Common shares and prefunded warrants issued as debts settlement with related party	$758	$-	$-
Common shares and warrants issued as debts settlement with related party	$-	$1,061	$-
Issuance of convertible debentures in exchange for loans (principal and interest) received	$2,092	$-	$-
Revaluation of put option liability versus equity	$724	$1,820	$-

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL

A.	Corporate information

IM Cannabis Corp. (the “Company” or “IMCC”) is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively, the “Group”) operate as one reporting unit in geographical reporting segments (see also Note 23 below). Most of the Group’s revenue is generated from sales of medical cannabis products to customers in Israel and Germany. The remaining revenue is generated from sales of other products to customers in Israel and Germany.

In Israel, IMCC operates in the field of medical cannabis through Focus Medical Herbs Ltd. (“Focus”), which held a cultivation license to breed, grow, and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency (“IMCA”) until July 2022. In July 2022, Focus closed its cultivation facility and received an IMCA license, which allows it to import cannabis products and proceed with its supply activity. All its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the “Dangerous Drugs Ordinance”), and the related regulations issued by IMCA.

In 2021, IMCC also entered the field of retail medical cannabis and other pharmaceutical products in Israel through the acquisition of several pharmacies and trade houses specializing in medical cannabis, including the pharmacies of Rivoly Trading and Marketing Ltd. (“Vironna”), R.A. Yarok Pharm Ltd. (“Yarok Pharm”) and Oranim Plus Pharm Ltd. (“Oranim”) (which was de-consolidated in 2024, see below) and the trade houses of Panaxia and Rosen High Way Ltd. (“Rosen”).

In Europe, IMCC operates through Adjupharm GmbH (“Adjupharm”), a German-based subsidiary acquired by IMC Holdings Ltd. (“IMC Holdings”) on March 15, 2019. Adjupharm is an EU-GMP-certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage, and distribution licenses granted by German regulatory authorities that allow for import or export capability with requisite permits.

In Canada, IMCC actively operated until recently through Trichome Financial Corp. and its wholly owned subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM”) (collectively, “Trichome” or the “Canadian entities”). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada.  IMCC has exited its operations in Canada and deconsolidated Trichome on November 7, 2022, and presented such operations as discontinued operations (see also Note 21 below).

In 2024, the Company reached to agreement with the seller under which the rights in Oranim have been returned along with the revocation of the transaction. Consequently, IMCC has deconsolidated Oranim on April 15, 2024 pursuant to IFRS (see also Note 19F1 below).

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities  as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

B.	Liquidity and capital resources and going concern

The Company devotes substantially all its efforts to commercialization of its medical cannabis products, which are expected to require substantial further expenditures. Thus, the Company is raising capital for such purposes. As of December 31, 2024, the Group has cash on hand, negative working capital and accumulated deficit of $863, $11,554 and $258,939, respectively. In addition, during the year ended December 31, 2024, the Group had a loss from continuing operations and negative cash flows from continuing operating activities of $11,771 and $1,077, respectively.

During the reported periods, the Group’s operating expenses include various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, of which the Company executed a cost saving plan, to allow the continuing of its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly (i) discontinued operations of loss-making activities (see Note 21 for disposal of Trichome Group), (ii) reduction in payroll and headcount, (iii) reduction in compensation paid to key management personnel (including layoffs of key executives) and (iv) operational efficiencies and reduced capital expenditures (see restructuring below).

Management plans to finance its operations through sales of its medical cannabis products in Israel and on a larger scale in the German territory, resulting from Germany's legalization of cannabis on April 1, 2024, which facilitates the access to medical cannabis prescriptions for patients and legalizes non-profit social clubs starting July 1, 2024 and through sales of equity and/or raising debts. However, there is no assurance that additional capital and financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in the required amounts.

For more information regarding debts and capital transactions, see Note 14 and 18 below, respectively.

For more information regarding subsequent events transactions that include, inter alia, sale of rights in Telecana, extension of the maturity date of certain debts and refinancing of terms of loan received from commercial bank, see Note 26 below.

These conditions raise uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

C.	Impact of continued interest rate on the Group's business activity

Following macroeconomic developments around the world that have taken place in recent years, there has been an increase in inflation rates in Israel and around the world. As part of the steps taken to curb the rise in prices, central banks around the world, including the Bank of Israel, began to raise the interest rate.

The increase in the interest rate has a negative impact on the Company due to its liabilities towards bank institution and others that bear an interest rate at a variable rate. For more information regarding variable interest rates of loans received from bank institution and others, see Note 14 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

D.	Impact of the 'Iron Swords' war on the Group's business activity

On October 7, 2023, the State of Israel was attacked by the Hamas terrorist organization, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”) which is an exceptional event with security and economic ramifications, the scope and outcome of which are unpredictable. As a result, the State of Israel has taken significant steps to maintain the security of the residents of Israel, who have a significant impact on economic and business activity in the country. The events of the War led to a reduction in business activity in the economy and a significant slowdown in economic activity, while affecting the business activity of entities in various spheres of influence. In addition, the state of hostilities also affects the activities of entities that rely on foreign workers or workers recruited for the fighting, international trade, foreign companies in Israel, civilian airlines, and more.

The Company's management regularly monitors developments and acts in accordance with the instructions of the various authorities. The Company suffered a negative impact in the last quarter of 2023 and in 2024. The Company believes that it will have a potential positive effect in the medium to long term. The Company has experienced damage to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2 -	BASIS OF PRESENTATION

A.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These financial statements of the Company for the year ended December 31, 2024, have been prepared by management using the material accounting policies described in Note 3 below and were authorized for issuance in accordance with a resolution of the Board on March 30, 2025.

B.	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for provisions, deferred tax liabilities and financial instruments presented at fair value through profit or loss. In addition, these audited financial statements have been prepared using the accrual basis of accounting. The material accounting policies set out below have been applied consistently to the period presented in these audited financial statements.

The Group has elected to present the profit or loss items using the function of expense method.

C.	Use of Significant Accounting Estimates and Assumptions and Judgements

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenue and expenses during the reporting period and the accounting policies adopted by the Company. Actual results could differ from those estimates.

For information regarding significant estimates and considerations which embody significant sensitivity to future events, see Note 4 below.

D.	The Functional Currency and the Presentation Currency

The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, that constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Management has determined that the Functional Currency of the Group is the Canadian dollar (“CAD” or “$”).

The Group's financial statements are presented in CAD. Consequently, in accordance with IAS 21, “Accounting for Foreign Exchange Rates”, results of operations of each Group entity were translated into CAD using the actual action date currency rate and assets and liabilities were translated into CAD using currency rates at period end. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity.

Upon full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income (loss) is transferred to profit or loss.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES

The following material accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

A.	Consolidated financial statements

The consolidated financial statements comprise of the financial statements of companies controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and its subsidiaries are prepared on the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are fully eliminated in the consolidated financial statements.

As of December 31, 2024 and 2023, major subsidiaries over which the Company has control, directly or indirectly, include:

	Percentage ownership
Subsidiaries	2024	2023

I.M.C. Holdings Ltd.	100%	100%
Focus Medical Herbs Ltd. (*)	74%	74%
I.M.C. Farms Israel Ltd. (****)	100%	100%
Oranim Plus Pharm Ltd. (**)	51%	51%
Oranim Pharm (**)	100%	100%
IM Cannabis Holding NL B.V (***)	100%	100%
Adjupharm GmbH	90.02%	90.02%
I.M.C. Pharma Ltd.	100%	100%
I.M.C.C. Medical Herbs Ltd. (*****)	100%	100%
R.A. Yarok Pharm Ltd.	100%	100%
Rosen High Way Ltd.	100%	100%
Revoly Trading and Marketing Ltd.	51%	51%

(*)
IMC Holdings held an option to acquire from main shareholders of the company  an ownership which represents a rate of 74% of the voting rights in Focus (the “Option”). According to accounting criteria in IFRS 10, IMC Holdings is viewed as effectively exercising control over Focus, and thus the financial results of Focus were consolidated with those of the Group. On February 26, 2024, the Option was fully exercised and the Company holds 74% of the voting rights in Focus. In September 2024, the Board approved the purchasing of the remaining 26% of the voting rights in Focus from Ewave, pending all necessary organizational and regulatory approvals.

(**)	Was deconsolidated effective April 15, 2024 (see also Note 19F below).

(***)	Inactive entity.

(****)	On January 8, 2025, the Israeli Companies Registrar approved the liquidation status which shall be completed 100 days from the approval date.

(*****)	On January 13, 2025, the Israeli Companies Registrar approved the liquidation status which shall be completed 100 days from the approval date.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

B.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred at the acquisition date. In each business combination, the Company chooses whether to measure the non-controlling interest in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

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

C.	Cash

Cash is considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management

D.	Inventories

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

Cost of inventories is determined as follows:

◾	Raw materials - at cost of purchase using the "first-in, first-out" method.

◾	Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

◾	Purchased merchandise and products - using the weighted average cost method or using the "first-in, first-out" method.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

E.	Revenue recognition

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenue from the sale of goods

Revenue from the sale of cannabis products is generally recognized when control over the goods has been transferred to the customer. Payment is typically due prior to or upon delivery. The Group satisfies its performance obligation and transfers control upon delivery.

Bill-and-hold arrangements

Due to strict regulations of security, storage and handling large quantities of cannabis products, the Group's customers may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all of the following criteria are met:

◾	The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement);

◾	The product is identified separately as belonging to the customer;

◾	The product currently is ready for physical delivery to the customer;

◾	The Group does not have the ability to use the product by selling it or delivering it to another customer.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

F.	Taxes on income

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes

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

Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability, and the deferred taxes relate to the same taxpayer and the same taxation authority.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

G.	Non-current assets or disposal group held for sale and discontinued operations

Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to a sale plan, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification.

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

H.	Post-employment benefits

According to the labor laws and Severance Pay Law in Israel, the Israeli entities are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Israeli entities’ liability is accounted for as a post-employment benefit only for employees not under section 14. The computation of the Israeli entities’ employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

As of December 31, 2024, all employees in Israel are under section 14.

Expenses for defined deposit plans were in immaterial amounts during the reported periods.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

I.	Leases

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the standard and does not separate the lease components from the non-lease components included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease if that rate can be readily determined or otherwise using the Group's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured by applying the cost model and amortized over the shorter of its useful life and the lease term. The amortization periods are up to 5.5 years for premises and 3 years for vehicles.

Lease extension and termination options

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the change date of expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

J.	Property, plant and equipment, net

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

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement and calculated on a straight-line basis over the useful lives of the assets at annual rates as follows:

%

Building	3-6
Equipment and furniture	7-25
Vehicles	33
Computer, software and equipment	20 - 33
Leasehold improvements	(*)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end, and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

K.	Intangible assets, net

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least each year's end.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the Cash-Generating Unit (the “CGU”) level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Amortization is calculated on a straight-line basis over the useful life of the assets as follows:

Years

Cultivations and processing licenses	(*)
Customer relationships	5 - 8
Trade name	9

(*)	The licenses consist of GMP and GDP licenses in Germany which have determined to have an indefinite useful life.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

L.	Impairment of non-financial assets

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the CGU to which the asset belongs. Impairment losses are recognized in profit or loss.

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

The following criteria are applied in assessing the impairment of these specific assets:

Goodwill in respect of subsidiaries

The Group reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the CGU (or group of CGUs) to which the goodwill has been allocated. The Company identified the operations of Israel, Canada and Germany as three separate CGUs.

An impairment loss is recognized if the recoverable amount of the CGU (or group of CGUs) to which goodwill has been allocated is less than the carrying amount of the CGU (or group of CGUs). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

During the year ended December 31, 2022, the Company recorded goodwill impairment in the amount of $107,854, with respect to the CGU in Canada which is presented as part of discontinued operations (see also Note 21 below). During the year ended December 31, 2024, the Company recorded goodwill impairment in the amount of $495 related to Panaxia (see Note 19F2 below).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

M.	Financial instruments

1.	Financial assets:

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

Derecognition of financial assets:

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

L.	Financial instruments (Cont.)

2.	Financial liabilities:

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

N.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

O.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) resulting from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all the expense to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in statement of operations net of any reimbursement.

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

P.	Issuance of a unit of securities

When multiple instruments are issued in a single transaction (package issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that required to be subsequently measured at fair value are measured at fair value and the remaining consideration, if any, is allocated to instruments which eligible for equity classification.

Issuance costs allocated to financial instruments that required to be subsequently measured at fair value immediately expensed. Issuance costs allocated to instruments eligible for equity classification are recorded as a reduction of share premium.

Q.	Convertible debentures

Upon initial recognition of convertible debentures and similar instruments, the Company considers the provisions of IAS 32 in order to determine whether the transaction represents a compound financial instrument that includes financial liability component and an equity component, such when the conversion option is eligible for equity classification. In such cases. the Company applied 'split-accounting' in accordance with IAS 32 under which liability component of convertible debenture is measured first, at the fair value of a similar liability that does not have an associated equity conversion feature and the remaining proceeds are allocated to the equity component. Thereafter, the liability component is accounted for at amortized cost using the effective interest method and the amount allocated to the equity component is credited directly to equity and is not subsequently remeasured.

When the conversion option is not eligible for equity classification (such as the exercise price is not considered fixed) the transaction is accounted for as an hybrid contract that is based on a financial liability host with an embedded derivative (conversion option). In such cases, the embedded conversion option is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. The liability host of the convertible debenture is measured at the remaining amount, and in subsequent periods, the liability host is accounted for at amortized cost using the effective interest method.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

R.	Put option granted to non-controlling interests

When the Group grants non-controlling interests a put option, the non-controlling interests are classified as financial liability and are not accorded to their share in the subsidiary's earnings. At each reporting date, the financial liability is measured based on the estimated present value of the consideration to be transferred upon the exercise of the put option based on the fair value of the consideration. Changes in the amount of liability are recorded within equity.

S.	Share-based payment transactions

The Group's employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions

The cost of equity-settled transactions with employees, officers and directors is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined by using an acceptable option pricing model.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period when the service conditions are to be satisfied, ending on the date the relevant employees become entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

T.	Loss per share

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of common shares outstanding during the period.

Potential common shares are included in the computation of diluted loss per share when their conversion increases loss per share from continuing operations. In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon exercise of options and similar instruments using the “treasury stock method” and using the if-converted method with respect to convertible debentures, warrants derivative liabilities and pre-funded warrants, if the effect of each of such financial instruments is dilutive

Potential common shares that are converted during the period are included in diluted loss per share only until the conversion date and from that date in basic loss per share. The Company's share of losses of investees is included based on its share of losses per share of the investees multiplied by the number of shares held by the Company.

Shares to be issued upon exercise of financial instruments such as options, warrants, pre-funded warrants and conversion of convertible debentures, have been excluded from the calculation of the diluted net loss per share for all the reported periods for which net loss was reported because their effect was anti-dilutive.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

U.	Treasury shares

The cost of the common shares held by the Company is deducted from the capital as a separate component under the "Treasury shares" section.

V.	Operating cycle

The operating cycle of the Company is one year.

W.	New standards, amendments and interpretations to existing standards that are effective and relevant to the Group's business activity

1.	Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

Commencing January 1, 2024, the Company applied an amendment to IAS 1 -Classification of Liabilities as Current or Non-current (the Amendments).

The amendments replace certain requirements for classifying liabilities as current or non-current. According to the amendments, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the amendments, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the amendments clarify that the conversion option of a liability will affect its classification as current or non-current, unless the conversion option is recognized as equity.

The implementation of the amendments did not have a material impact on the classification of liabilities in the statements of the Company’s financial position.

2.	Amendments to International Accounting Standard 7, Cash Flow Report, and International Financial Reporting Standard 7, Financial Instruments: Disclosures

As of January 2024, the Company is retroactively implementing the amendments to International Accounting Standard 7, Cash Flow Report, and International Financial Reporting Standard 7, Financial Instruments: Disclosures (the "Amendments"), in order to clarify the characteristics of supplier financing arrangements and to require additional disclosure of these arrangements.

The disclosure requirements in the amendments are intended to assist and enable users in the financial statements to examine the effects of supplier financing arrangements on the entity's liabilities as well as on its cash flow and the entity's exposure to liquidity risk.

In accordance with the Transition Provisions, the Company is not required to provide disclosures in any presented reporting periods prior to the commencement of the annual reporting period in the first application year.

The implementation of the amendments did not have a material impact on the Company’s statements of cash flow.

There are no other accounting pronouncements which have become effective from January 1, 2024 that have a significant impact on the Company’s financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	MATERIAL ACCOUNTING POLICIES (Cont.)

X.	Disclosure of new standards in the period prior to their adoption

1.	IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024 the IASB published IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

◾
IFRS 18 changes the structure of the profit or loss report and includes three new defined categories: operating, investment and financing and adds two new interim summaries: operating profit and profit before financing and income taxes.

◾	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

◾
IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as "other".

◾	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after January 1, 2027. Early application of IFRS 18 is permitted.

The Company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

2.	Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates"

In August 2023, the IASB issued "Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates")" to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4 -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on amounts recognized in financial statements:

A.	Judgments:

-	Determining the fair value of share-based payment transactions and similar instruments:

The fair value of share-based payment transactions and similar instruments is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for lease liability:

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

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenue and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Impairment of inventory:

Inventory impairment exists when the cost exceeds the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Management estimates net realizable values of inventories, considering the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by competition, demands or other market-driven changes that may reduce future selling prices or affect customer demand for the products. See Note 7 below.

-	Determining the fair value of unquoted financial assets:

Fair value of unquoted financial assets in level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. The inputs into the measurement model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date. See Note 8 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4 -	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

C.	Estimates and assumptions (Cont.):

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the CGU (or a group of CGUs) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows. See Note 10 below.

-	Legal claims:

In estimating the likelihood of legal claims filed against the Group entities, the Group management relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates. See Note 17 below.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy. See Note 20 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5 -	TRADE RECEIVABLES

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. As of December 31, 2024 and 2023, there were no material past-due receivables.

NOTE 6 -	OTHER ACCOUNTS ASSETS

	December 31,
	2024	2023

Prepaid expenses	$191	$210
Advances to suppliers	2,352	936
Government authorities	1,450	1,899
Former non-independent director (see Note 24A below)	839	839
Shareholders (see Note 24A below)	134	-
Loans receivables (*)	177	-
Other receivables	276	941

	$5,419	$4,825

(*)
On November 29, 2022, IMC Holdings signed on a convertible loan agreement with Telecana Ltd. (“Telecana”), a pharmacy for sell of medical Cannabis under which IMC Holdings granted a loan amounted to NIS 1,545 (approximately $611) which shall be converted into 1,040 shares which represents 51% of the total equity of Telecana on a diluted basis, upon the earlier of (i) Telecana will receive the permit for sell of medical Cannabis from the Israeli Ministry of Health, (ii) IMC Holdings' sole decision for conversion. As of December 31, 2023, IMC Holdings didn’t start the regulatory process of receiving the Israeli Ministry of Health approval for the conversion. Consequently, during the year ended December 31, 2023, IMC Holdings recognized a revaluation loss of $611 from remeasurement of the loan.

On March 20, 2023, the Company also granted a loan of NIS 100,000 (approximately $39) which bears an annual interest of 4%. The loan shall be paid from the available funds of Telecana subject to written notice given by the Company but not before the maturity of the above convertible loan. Consequently, during the year ended December 31, 2023, IMC Holdings recognized a revaluation loss of $39 from remeasurement of the loan.

In January 2025, IMC Holdings entered into agreement with third party under which the rights (51%) in Telecana have been sold for total consideration of NIS 350 thousand (approximately $138). In February 2025, Telecana repaid a principal loan granted in previous year to IMC Holdings in total amount of NIS 70 thousand (approximately $28) out of NIS 100 thousand (approximately $39) to be paid (see also Notes 26A and 26B below).

Consequently, during the year ended December 31, 2024, IMC Holdings recognized a revaluation income of $177 from remeasurement of the above loans.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 7 -	INVENTORY

	December 31, 2024
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$325	$-	$325
Finished goods:
Packaged dried cannabis	2,605	-	2,605
Other products	285	-	285

Balance as of December 31, 2024	$3,215	$-	$3,215

	December 31, 2023
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$3,735	$-	$3,735
Finished goods:
Packaged dried cannabis	4,667	984	5,651
Other products	590	-	590

Balance as of December 31, 2023	$8,992	$984	$9,976

During the years ended December 31, 2024, 2023 and 2022, inventory expensed to cost of revenue of cannabis products, including inventory write-off, was $43,199, $35,154 and $63,517, respectively, which included $nil, $984 and $4,342 of non-cash expense (a total of $2,528 out of which attributable to discontinued operations of the Canadian entities in 2022, see Note 21 below), respectively, related to the changes in fair value of inventory sold or impaired. In addition, during the years ended December 31, 2024, 2023 and 2022, cost of revenue also include production overhead not allocated to costs of inventory produced and recognized as an expense, as incurred.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 8 -	INVESTMENT IN AFFILIATE

On December 26, 2019, IMC Holdings entered into a Share Purchase Agreement (the “SPA”) with Xinteza API Ltd. (“Xinteza”), a company with a unique biosynthesis technology, under which IMC Holdings invested an aggregate amount of US$1,700 thousand (approximately $2,468) in exchange for issuance of 38,082 preferred shares of Xinteza.

On February 24, 2022, IMC Holdings entered into a Simple Agreement for Future Equity (the “SAFE”) with Xinteza, under which IMC Holdings invested US$100 thousand (approximately $125), in exchange for additional future shares of Xinteza.

As of December 31, 2024, IMC Holdings holds 25.32% of the voting rights of Xinteza regularly and has the right for two members of the Board of Directors out of five. However, it was determined that the economic interests of the preferred shares are not substantially identical to those of ordinary shares (due to such features as liquidation preference and redemption feature). Thus, since the preferred shares do not meet the criteria for ordinary equity ownership interest, the equity method is not applicable and thus the investment in Xinteza is subject to the provisions of IFRS 9 and is accounted for as a financial asset measured at fair value through profit or loss categorized within Level 3 of fair value hierarchy.

As of December 31, 2024 and 2023, the investment in an affiliate amounted to $1,631 and $2,285, respectively. Thus, during the year ended December 31, 2024, the Company recorded revaluation expenses from change of the fair value in investment in affiliate of $837 less an effect of foreign currency translation of $183.

NOTE 9 -	PROPERTY, PLANT AND EQUIPMENT, NET

	Building and improvements	Equipment and furniture	Computer, software and equipment	Vehicles	Total
Cost:

Balance at January 1, 2023	$9,549	$4,706	$931	$450	$15,636
Additions during the year	387	41	66	87	581
Foreign currency translation	(37)	(8)	(75)	(26)	(146)

Balance at December 31, 2023	9,899	4,739	922	511	16,071
Additions during the year	4	101	-	51	156
Disposals	(411)	(17)	(11)	(197)	(636)
Deconsolidation of Oranim	(523)	(173)	(30)	(277)	(1,003)
Foreign currency translation	130	41	39	(46)	164

Balance at December 31, 2024	9,099	4,691	920	42	14,752

Accumulated depreciation:

Balance at January 1, 2023	6,093	3,657	533	132	10,415
Depreciation during the year	218	135	215	76	644
Foreign currency translation	(10)	-	(30)	(6)	(46)

Balance at December 31, 2023	6,301	3,792	718	202	11,013
Depreciation during the year	186	116	101	53	456
Disposals	(147)	(8)	(10)	(140)	(305)
Deconsolidation of Oranim	(100)	(53)	(17)	(50)	(220)
Foreign currency translation	33	16	52	(23)	78

Balance at December 31, 2024	6,273	3,863	844	42	11,022

Depreciated cost at December 31, 2024	$2,826	$828	$76	$-	$3,730

Depreciated cost at December 31, 2023	$3,598	$947	$204	$309	$5,058

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 10 -	GOODWILL AND INTANGIBLE ASSETS, NET

	Cultivations and processing licenses (*)	Customer relationships	Trade name	Goodwill	Other	Total
Cost:

Balance at January 1, 2023	$2,524	$13,076	$1,564	$117,900	$23	$135,087
PPA adjustments	-	2,225	-	-	-	2,225
Disposals	-	(2,225)	-	-	-	(2,225)
Foreign currency translation adjustments	-	(349)	-	324	-	(25)

Balance at December 31, 2023	2,524	12,727	1,564	118,224	23	135,062
Impairment (Note 19F2)	-	-	-	(495)	-	(495)
Deconsolidation of Oranim	-	(2,822)	-	(3,499)	-	(6,321)
Foreign currency translation adjustments	147	174	-	578	-	899

Balance at December 31, 2024	2,671	10,079	1,564	114,808	23	129,145

Accumulated amortization:

Balance at January 1, 2023	1,673	6,068	1,516	108,129	20	117,406
Amortization during the year	18	1,730	7	-	3	1,758

Balance at December 31, 2023	1,691	7,798	1,523	108,129	23	119,164
Amortization during the year	-	1,369	8	-	-	1,377
Deconsolidation of Oranim	-	(1,408)	-	-	-	(1,408)

Balance at December 31, 2024	1,691	7,759	1,531	108,129	23	119,133

Amortized cost at December 31, 2024	$980	$2,320	$33	$6,679	$-	$10,012

Amortized cost at December 31, 2023	$833	$4,929	$41	$10,095	$-	$15,898

(*)	The licenses consist of GMP and GDP licenses and they have indefinitely useful life.

Amortization expenses amounted to $1,377, $1,758 and $2,343, were recorded as part of selling and marketing expenses during the years ended December 31, 2024, 2023 and 2022, respectively. In addition, during the year ended December 31, 2022, the Company recorded goodwill and intangible assets impairment amounted to $107,854 and $3,067, respectively, related to Trichome (see Note 21 below). During the year ended December 31, 2023, the Company did not record goodwill and intangible assets impairment. During the year ended December 31, 2024, the Company derecognized goodwill and intangible assets in the amount of $3,499 and $1,414, respectively, as part of the deconsolidation of Oranim and goodwill impairment amounted to $495 related to Panaxia (see Note 19F below).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11 -	LEASING

A.	Right of use assets:

	Premises	Vehicles	Total
Cost:

Balance at January 1, 2023	$4,342	$575	$4,917
Changes during the year:
New leases	-	309	309
Termination of leases	(507)	(180)	(687)
Currency translation adjustments	(132)	(29)	(161)

Balance at December 31, 2023	3,703	675	4,378
Changes during the year:
New leases	-	40	40
Termination of leases	-	(92)	(92)
Deconsolidation of Oranim	(921)	-	(921)
Currency translation adjustments	(5)	37	32

Balance at December 31, 2024	2,777	660	3,437

Accumulated depreciation:

Balance at January 1, 2023	2,682	306	2,988
Changes during the year:
Depreciation and amortization	453	141	594
Termination of leases	(364)	(83)	(447)
Currency translation adjustments	(48)	(16)	(64)

Balance at December 31, 2023	2,723	348	3,071
Changes during the year:
Depreciation and amortization	250	101	351
Termination of leases	-	(33)	(33)
Deconsolidation of Oranim	(388)	-	(388)
Currency translation adjustments	(47)	32	(15)

Balance at December 31, 2024	2,538	448	2,986

Depreciated cost at December 31, 2024	$239	$212	$451

Depreciated cost at December 31, 2023	$980	$327	$1,307

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11 -	LEASING (Cont.)

B.	Operating lease liabilities:

	Premises	Vehicles	Total

Balance at January 1, 2023	$1,627	$262	$1,889
Changes during the year:
New leases	-	309	309
Payment of lease liabilities	(492)	(157)	(649)
Interest on lease liabilities	44	19	63
Termination of leases	(150)	(101)	(251)
Currency translation adjustments	90	(182)	(92)

Balance at December 31, 2023	1,119	150	1,269
Changes during the year:
New leases	-	40	40
Payment of lease liabilities	(213)	(170)	(383)
Interest on lease liabilities	19	33	52
Termination of leases	-	(63)	(63)
Deconsolidation of Oranim	(527)	-	(527)
Currency translation adjustments	(8)	53	45

Balance at December 31, 2024	$390	$43	$433

	December 31
	2024	2023

Current liability	$262	$454
Non-current liability	171	815

Balance at December 31	$433	$1,269

C.	Amounts recognized in statements of cash flow:

	Year ended December 31,
	2024	2023	2022
Amortization of the right for use assets	$351	$594	$1,944
Interest on lease liabilities	$52	$63	$1,429
Payment of lease liabilities	$383	$649	$3,085

Total negative cash flows in respect of leasing for the years ended December 31, 2024, 2023 and 2022 are approximately $383, $649 and $3,085, respectively.

D.	Analysis of contractual payment dates of leasing liability at December 31, 2024:

Up to a year	$274
Between 1-3 years	174
Total (undiscounted)	$448

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 12 -	TRADE PAYABLES
	December 31,
	2024	2023

Open accounts in Israel (*)	$2,230	$3,686
Open accounts abroad	8,929	5,537

	$11,159	$9,223

(*)	Including outstanding amount related to management fee to be paid to entity controlled by main shareholders of the Company in total amount of $187 as of December 31, 2023. See also Note 24A below.

NOTE 13 -	OTHER CURRENT LIABILITIES

	December 31,
	2024	2023

Accrued expenses (*)	$2,662	$1,615
Employees and payroll accruals	493	1,003
Government authorities	1,237	2,444
Related parties (**)	-	239
Advances from customers	492	787
Liability for restructuring	117	117
Other payables	-	13

	$5,001	$6,218

(*)	Including outstanding amount related to management fee to be paid to entity controlled by main shareholders of the Company in total amount of $427 as of December 31, 2024. See also Note 24A below.

(**)
On October 5, 2023, IMC Holdings entered into a loan agreements with two main shareholders, to borrow a principal amount of NIS 1 million (approximately $394) which bears an interest at a rate of 18%, with associated application fee of 4% per annum and an origination fee of 4% per annum. The principal amount and accrued interest shall be paid within 6 months.

In May 2024, the outstanding principal and accrued interest amounted to $431 were converted into convertible debentures (see Note 15 below).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 14 -	CREDITS FROM BANK INSTITUTION AND OTHERS

A.
On May 17, 2023, the Company and Bank Mizrahi entered into credit facility with total commitment of up to NIS 10 million (approximately $3,600) (the “New Mizrahi Facility”) which consists of NIS 5 million credit line and NIS 5 million loan to be settled with 24 monthly installments from May 2023 which bears an annual interest at the Israeli Prime interest rate plus 2.9%. In August 2024, the credit line of NIS 5 million (approximately $1,969) received from Bank Mizrahi was converted into a six-month short-term loan, bearing an annual variable interest rate of P+1.9%.

The Company's Chief Executive Officer, Chairman of the Board and the main shareholder (the “Guarantor”) provided the bank a personal guarantee equal to the outstanding borrowed amount, allowing the New Mizrahi Facility to remain effective.

For more information regarding the modification of terms, see Note 26F below.

B.
On October 11, 2022, IMC Holdings entered into a loan agreement with non-financial institution, to borrow a principal amount of NIS 10,500 thousand (approximately $4,000) at an annual interest of 15% (the “Loan”), which was to be repaid within 12 months of the agreement date. The Loan is secured by (i) a first-rank land charge on the Logistics Center of Adjupharm and (ii) a personal guarantee provided by the Guarantor.

On October 25, 2023, a first amendment was signed which extends the loan period by an additional 3 months, under which the annual interest rate will be 15%, with associated fees and commissions of 3% for the application fee and an origination fee of 3% per annum.

On February 26, 2024, a second amendment was signed which extends the loan period until April 15, 2024. On May 8, 2024, a third amendment was signed which extended the loan period until October 31, 2024.

On October 31, 2024 and November 4, 2024, IMC Holdings repaid a principal amount of NIS 5,400 thousand (approximately $1,860) and NIS 600 thousand (approximately $207).

For more information regarding the extension of the maturity date, see Note 26E below.

C.
On October 17, 2023, IMC Holdings entered into a loan agreement with a non-financial institution, to borrow a principal amount of NIS 1.8 million (approximately $709) which bears an annual interest of 18%, with associated application fee of 4% and an origination fee of 4% per annum. The principal amount and accrued interest shall be paid within 6 months.

On April 17, 2024, an amendment was signed which extends the maturity date of the principal amount and accrued interest to April 18, 2025 over which the unpaid principal amount will accrue an interest at a rate of 17%, with no additional fees associated.

In 2024, IMC Holdings repaid an amount of interest amounted to NIS 100 thousand (approximately $39).

For more information regarding the extension of the maturity date, see Note 26C below.

D.
On October 11, 2023, IMC Holdings entered into a loan agreement with a non-financial institution, to borrow a principal amount of NIS 1.5 million which bears an annual interest of 18%, with associated application fee of 4% and an origination fee of 4% per annum. The principal amount and accrued interest shall be paid on June 11, 2024.

On December 28, 2023, IMC Holdings entered into a loan agreement with a non-financial institution to borrow a principal amount of NIS 1.5 million (approximately $591) which bears an interest at a rate of 16%. The principal amount and accrued interest shall be paid on December 31, 2024.

In May 2024, the outstanding principal and accrued interest amounted to $1,241 were converted into convertible debenture (see Note 15 below).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 14 -	CREDITS FROM BANK INSTITUTION AND OTHERS (Cont.)

E.
On October 11, 2023, IMC Holdings entered into a loan agreement with a non-financial institution, to borrow a principal amount of $200 which bears an annual interest of 18%, with associated application fee of 4% and an origination fee of 4% per annum. The principal amount and accrued interest shall be paid within 6 months.

In May 2024, the outstanding principal and accrued interest amounted to $230 were converted into convertible debenture (see Note 15 below).

F.
On October 9, 2023, Rosen entered into a loan agreement with a non-financial institution, to borrow a principal amount of NIS 1 million (approximately $394) which bears an interest at a rate of 20%. The principal amount shall be paid on March 30, 2024 and accrued interest shall be paid on a monthly basis until January 31, 2025. The loan is secured by (i) a floating lien of the first degree and assignment of unlimited lien on all Rosen's assets, and in particular a floating lien on goods in a value of the loan as stored for Rosen in Nehoshtan Basalt Ltd., (ii) a first rank charge on goods in a value of the loan as stored for Rosen in Nehoshtan Basalt Ltd., (iii) a personal guarantee provided by the Guarantor and (iv) letter of guarantee from the Company. In 2024, the principal amount was fully repaid.

On April 17, 2024, Yarok Pharm entered into a loan agreement with a non-financial institution, to borrow a principal amount of NIS 3 million (approximately $1,181) which bears an interest at a rate of 15%. The principal amount shall be paid on January 31, 2025, but early repayment is permitted subject to certain conditions as described in the loan agreement and accrued interest shall be paid on a monthly basis until January 31, 2025. The loan is secured by (i) a first-degree floating lien and assignment of unlimited lien on all Yarok Pharm’s assets, (ii) a first rank charge on the investment of IMC Holdings in Xinteza, (iii) a personal guarantee provided by the Guarantor and (iv) letter of guarantee from the Company.

For more information regarding the extension of the maturity date, see Note 26D below.

G.
On July 1, 2024, IMC Holdings entered into series of short-terms loan agreements with a non-financial institution, to borrow a principal amount of NIS 3 million (approximately $1,181) which bears an interest at a rate of 12%. The principal amount and accrued interest shall be paid on March 31, 2025. The loan is secured by a personal guarantee provided by the Guarantor.

H.
On February 28, 2024, a loan agreement was signed between IMC Holdings and Kadimastem Ltd. (“Kadimastem”) under which Kadimastem will provide a loan of up to US$650 thousand to IMC Holdings, in two installments: (i) US$300 thousand upon signing the loan agreement and (ii) US$350 thousand upon execution of definitive agreement regarding the Proposed Transaction (the “Loan”). The Loan accrues 9.00% interest per annum over a period of 12 months and is secured by certain collaterals, as defined in the loan agreement.

On May 28, 2024, the non-binding term sheet executed between the parties was terminated. Consequently, the Loan provided to IMC Holdings of US$300 thousand (approximately $431) was repaid together with accrued interest, in 3 installments by July 31, 2024.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 14 -	CREDITS FROM BANK INSTITUTION AND OTHERS (Cont.)

I.
On July 30, 2024, the Company entered into an acknowledgment and payment schedule agreement with an unrelated service provider, regarding unpaid fees, charges, and disbursements for legal services rendered to the Company. According to the terms of the agreement, the Company is required to pay an amount of $54 on the first business day of each month for a period of 24 months, with the first payment due on November 1, 2024. The total amount of debt of $1,296 represents a discount of 33% of the original debt.

On December 8, 2024, the Company entered into an agreement with an unrelated service provider, regarding unpaid fees, charges, and disbursements for legal services rendered to the Company. According to the terms of the agreement, the Company is required to pay an amount of US$33 thousand over a period of 9 months, with the first payment due on April 1, 2025. The total amount of debt of US$297 thousand represents a discount of 30% of the original debt.

As a result of the above settlements, the Company recognized liabilities amounted to $1,378 which represent the fair value of the adjusted liabilities based on discounted payments with an interest rate that represents the applicable rate of risk for the Company. The difference between the fair value of the adjusted liabilities and their previous carrying amounts equal to $960 represents a gain from debt restructuring which was recognized as an income as part of general and administrative expenses during the year ended December 31, 2024.

J.
From time to time, in the normal course of business, the Company enters into financing transactions with non-banking credit services entities under which the Company receives short-term loans that are guaranteed by certain identified outstanding unpaid invoices of certain customers (the “Selected Trade Receivables”). As it was determined that the Company has retained substantially all the risks and rewards of ownership of the Selected Trade Receivables, the Company continues to recognize the Selected Trade Receivables in their entirety and recognizes financial liability for the consideration received as short-term loans.

Breakdown of credits from bank institution and others as of December 31, 2024 and 2023:

	December 31,
	2024	2023

Credit from bank institution	$2,586	$3,227
Credit from non-financial institutions	6,384	6,484
Check receivables	6,641	2,802

	$15,611	$12,513

	December 31,
	2024	2023

Current maturity	$15,145	$12,119
Long-term credit	466	394

	$15,611	$12,513

During the years ended December 31, 2024, 2023 and 2022, the Company recorded interest expenses related to credits received from bank institution and others amounted to $1,543, $1,004 and $338, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15 -	CONVERTIBLE DEBENTURES OFFERING

On May 26, 2024 (the “Closing Date”), the Company closed a debt settlement agreement under which an aggregate amount of $1,902 (the “Debt”) to certain creditors (collectively, the “Creditors”) have been settled through the issuance of up to $2,092 of secured convertible debentures (the “Debentures”), including of a 10% extension fee. The Debentures will mature on May 26, 2025, will not incur interest except in the event of default and may be converted into common shares of the Company at a fixed conversion price of $5.1 per common share. The Company is entitled to through the term of the Debentures to early repayment of the Debentures for cash amount of $2,092.

Each of the Creditors is secured by intercompany loan receivable from IMC Holdings.

As the exercise price of the conversion option is fixed and determined in the functional currency of the Company, it was determined to be eligible for equity classification. Thus, it was determined that the Company has issued a compound instrument that include a financial instrument that is considered as “host” which comprised of Debentures and an embedded conversion feature with an embedded prepayment option which was determined as not closely related to the host. In accordance with IAS 32, the Company applied "split-accounting" as follows: first, the Company measured the fair value of the host (including any embedded non-equity derivative) at fair value of a similar liability that does not have an associated equity conversion feature and the equity conversion component was measured as a residual amount. In subsequent periods, the host liability is accounted for at amortized cost using an effective interest method.

Pursuant to the above, at the Closing Date, management by assistance of third-party appraiser allocated the Debentures amount to identified components as follows:

Closing Date

Debentures (host instrument)	$1,795
Embedded conversion feature	297
$2,092

The following tabular presentation reflects the reconciliation of the carrying amount of Debentures during the period commencing the Closing date through December 31, 2024:

Debentures

Balance at Closing Date	$-
Issued	2,092
Recognition of discount	(297)
Amortization of discount expenses	173
Balance at December 31, 2024	$1,968

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 16 -	DERIVATIVE WARRANTS LIABILITIES AND PREFUNDED WARRANTS

A.
From time to time the Company entered into a non-brokered private placement offering transactions or settlement agreements under which the Company issued units that consist of common shares and warrants which are exercisable into common shares over a limited period of the time at an exercise price which is denominated in foreign currency and/or as the warrants might be exercisable to variable number of shares due to cashless exercise mechanism. As a result of the above, the warrants are accounted for as a derivative warrants liability which is measured at fair value through profits and losses.

At the initial date and subsequently, the fair value of the warrants is estimated by management using the assistance of external appraiser based on Black and Scholes option pricing model, when unrealized gains or losses are included in finance income (expense), respectively, until expiration or exercise of the warrants.

The following table summarizes the observable inputs used in the valuation of the derivative warrants liabilities as of December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023
	Series 2024	Series 2023	Series 2021	Series 2023	Series 2021

Share price (in CAD)	3.25	3.25	3.25	2.88	2.88
Exercise price (in CAD)	4.32	12.95	62.14	12.95	62.14
Expected volatility (%)	72.2%	75.7%	75.7%	48.43%	48.43%
Risk-free interest rate (%)	2.93%	4.21%	4.21%	4.12%	4.12%
Dividend yield (%)	-	-	-	-	-
Expected term (years)	1.882	1.356	1.356	2.342	2.342

Number of warrants	742,517	818,818	49,058	961,602	49,058
Fair value per warrant (in CAD)	1.06	0.14	0.00	0.006	0.00

The following tabular presentation reflects the reconciliation of the total fair value of derivative warrants liabilities during the reported periods:

	Series 2024	Series 2023	Series 2021	Total

Balances at January 1, 2022	$-	$-	$6,022	$6,022
Changes in fair value	-	-	(6,014)	(6,014)
Balances at December 31, 2022	-	-	8	8
Issued (see Notes 18B5-18B6 below)	-	7,253	-	7,253
Changes in fair value	-	(7,215)	(8)	(7,223)
Balances at December 31, 2023	-	38	-	38
Issued (see Note 18B7 below)	1,154	-	-	1,154
Changes in fair value	(367)	62	-	(305)
Balances at December 31, 2024	$787	$100	$-	$887

For more information regarding the prefunded warrants granted to the Company's Chief Executive Officer, Chairman of the Board and the main shareholder, see also Note 18B8 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17 -	CONTINGENT LIABILITIES

A.	Legal proceedings:

1.
On July 11, 2021, the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court, by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including the main shareholders, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (the “Construction Proceedings”).

On December 6, 2021, the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. As of the date of the letter, no decision has yet been made on the application.

A hearing was initially set to December 1, 2021, but it was postponed several times in order to allow the parties to negotiate towards a resolution. The hearing was set to June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

On June 22, 2023, a hearing took place before the esteemed Honorable Judge Orit Kertz. During the hearing it was decided that the defendants and the municipal committee's attorney would engage in negotiations and make diligent efforts to reach a settlement before August 15, 2023. The responsibility of informing the court about any progress concerning a potential settlement was assigned to the attorney representing the municipal committee. On September 9, 2023, the municipal committee's attorney was summoned to appear at a hearing before the Honorable Judge Orit Kertz. The hearing was postponed to December 28, 2023.

On January 2, 2024, the Company announced that the construction proceedings against Focus, were concluded on December 28, 2023. The Company maintains "de facto" control of Focus. Focus was indicted and a fine of $129 has been imposed which was fully paid in 2024. The cultivation facility, which was the focus of the proceedings, was closed in June 2022 in alignment with the Company's strategic shift towards import and sales.

2.
On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm of approximately EUR 948 thousand for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defense to the Stuttgart Court in which it essentially stated two main arguments for defense:

A.
The contractual party of the Company was not the Stroakmont & Atton. The contract with Stroakmont & Atton was only concluded as a sham transaction in order to cover up a contract with a company named Uniclaro GmbH (“Uniclaro”). Therefore, Stroakmont & Atton is not the real purchaser rather than Uniclaro.

B.
The Company allegedly placed an order with Uniclaro for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in a total amount of EUR 941,897. Uniclaro has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17 -	CONTINGENT LIABILITIES (Cont.)

2.	(Cont.)

On March 22, 2022, Adjupharm filed a response to Stroakmont & Atton’s statement of defense and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses.

A court hearing with witnesses was held on January 11, 2023 and February 22, 2023, where witnesses testified. According to the court the witnesses were not able to provide the required evidence for the allegation regarding the sham transaction with Stroakmont. On April 5, 2023, Stuttgart Court announced its decision (the “Test Kits Judgment”) and sentenced Stroakmont to pay to Adjupharm EUR 948 thousand plus interest of 5% above the German basis rate since May 8, 2021. In addition, Stroakmont was sentences to pay Adjupharm EUR 7 thousand plus interest at 5% above the German basis rate since December 14, 2021.

The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the COVID-19 Test Kit Claim was dismissed against them with regard to their personal liability. Adjupharm shall pay 2/3 of the Stuttgart Court expenses and the out-of-court expenses of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court expenses and 1/3 of the out-of-court expenses of Adjupharm. The remaining out-of-court expenses shall be borne by each party.

Furthermore, the court did not decide on the counterclaims from an alleged order by Adjupharm for 4.3 million Clongene tests due to a set-off prohibition. This set-off prohibition follows from a jurisdiction agreement concluded between Adjupharm and Uniclaro, which determined the courts in Hamburg to be the competent court to decide about such allegations.

The Judgment is not yet final and, thus, cannot be enforced. On May 5, 2023, Adjupharm and Stroakmont, each submitted an appeal with the Stuttgart Court against the Test Kits Judgment (the “Test Kits Appeal”).

On June 23, 2023, Adjupharm filed a statement of grounds for appeal with the Higher Regional Court of Stuttgart since the directors of Stroakmont were not sentenced to pay jointly and severally together with Stroakmont as a result of fraud. Since they concluded the purchase agreement with Adjupharm in the name of Stroakmont and there is indication that they did not intend to pay the purchase price from the very beginning, this could be a fraudulent inducement, for which they would be personally liable.

Stroakmont appealed the judgement and requested rejecting the payment claim. Furthermore, they appealed against the prohibition of the set-off. They are of the opinion that there is no such prohibition, and they want to include their alleged counterclaims in the proceedings and to receive a decision for their counterclaim by the court in Stuttgart.

To date, the Court of Appeal has not issued any instructions, and the first oral hearing, originally scheduled for March 13, 2025, has been postponed to an unknown date. The Court has ordered the personal appearance of both parties, i.e. the respective managing directors, to clarify the facts of the case and to attempt an amicable settlement.

At this stage, management cannot assess its ability to collect the payment awarded in the Test Kits Judgment and the chances of the COVID-19 Test Kit Claim advancing or the potential outcome of the Test Kits Appeal.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17 -	CONTINGENT LIABILITIES (Cont.)

A.	Legal proceedings (Cont.):

3.
On December 22, 2022, Uniclaro filed a statement of claim against Adjupharm with the district court in Hamburg, pursuant to which Uniclaro is claiming the purchase price for 300,000 COVID-19 rapid tests in the total amount of approximately EUR 1,046 thousand (approximately $1,540), including VAT, which Uniclaro has in its storage.

Uniclaro alleges in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand “Clongene”. Furthermore, Uniclaro claims that the order was placed verbally on March 23, 2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

On February 23, 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims.

On February 14, 2024, a court hearing took place before the district court of Hamburg, at which the court first heard the managing directors of Uniclaro and Adjupharm.

On April 24, 2024, the Regional Court of Hamburg announced its decision under which (i) Adjupharm was not sentenced. Uniclaro's lawsuit for payment of approximately EUR 1,046 thousand in exchange for delivery of 300,000 Clungene tests was dismissed and (ii) Uniclaro is sentenced to pay Adjupharm approximately EUR 54 thousand plus interest at a rate of 5% above the German basis rate since January 17, 2023.

The judgement is not yet final. Uniclaro has appealed the judgment and applied for the judgment to be overturned and to sentence Adjupharm in accordance with Uncilaro's original application to pay the amount of approximately EUR 1,046 thousand (including VAT) in exchange for 300,000 Covid-19 rapid. Furthermore, Uniclaro has requested in its appeal to dismiss Adjupharm's counterclaim.

At this stage, management cannot assess the chances of the claim advancing or the potential outcome of these proceedings. Thus, no provision has been recorded.

4.
On November 17, 2023, the Company received a copy of a statement of claim that was filed in the Ontario Superior Court of Justice in Canada by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the “MYM Shareholder Plaintiffs”) against the Company and its board of directors and officers (collectively, the “MYM Defendants”).

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to the Company's transaction with MYM in 2021. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

On February 22, 2024, the Company, together with some of the Defendants brought a preliminary motion to strike out several significant parts of the claim (the “Motion”). The Motion has not been scheduled by the court.

On June 17, 2024, an amended 35 Oak Statement of Claim was filed in the ONSC by the MYM Shareholder Plaintiffs which have requested that the MYM Defendants serve a statement of defense by November 18, 2024.

 The Company together with MYM Defendants served a demand for particulars on October 28, 2024, requesting details of allegations against the MYM Defendants. The Company is currently still awaiting a response from the MYM Shareholder Plaintiffs.

At this stage, management cannot assess the chances of the claim advancing or the potential outcome of these proceedings. Thus, no provision has been recorded.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17 -	CONTINGENT LIABILITIES (Cont.)

B.	Tax Remittance:

On October 31, 2023, notices of assessment for excise tax have been received covering the period commencing January 1, 2020 through December 31, 2021, under which the Company was assessed for tax on insurance, arrears interest and failure to file penalty in aggregate amount of $319 (collectively, the “2020-2021 Assessments”).

On November 29, 2023, the Company filed notices of objection (Excise Tax Act) to the 2020-2021 Assessments. The Company assesses the filed notices of objection (Excise Tax Act) to be low to medium complexity.

On April 26, 2024, the Company received a letter from the Canada revenue agency that the notice of assessment for excise tax that the Company objected to is voided and no outstanding balance is owed with respect to such assessments. Based on the foregoing, this matter has been resolved to the Company's satisfaction and the objections were finalized.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	EQUITY

A.	Composition of share capital:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common Shares without par value	Unlimited	3,085,452	Unlimited	2,232,359

Common Shares confer upon their holders the right to participate in the general meeting where each common share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

As of July 12, 2024, the Board of the Company has approved a reverse share split of all outstanding common shares of the Company at a ratio of 6:1 so that each six common shares without par value were consolidated into one common share without par value (the “Reverse Share Split”). For accounting purposes, all common shares, restricted share units, options and warrants to purchase common shares and loss per share amounts have been adjusted to give retroactive effect to the Reverse Share Split for all periods presented in the consolidated financial statements. All fractional Common Shares equal to or greater than one-half resulting from the Reverse Share Split was rounded to the next whole number, otherwise, the fractional Common Share was cancelled.

B.	Changes in issued and outstanding share capital:

	Number of shares
	2024	2023	2022

Balance as of January 1	2,232,359	1,261,590	1,135,273
Common shares issued as settlement of purchase consideration through business combination transactions (1), (2), (3)	-	-	21,001
Issuance of treasury common shares	-	-	1,694
Common shares issued through private placements (4), (5), (7)	742,517	879,520	100,000
Common shares issued as debts settlement with related parties (5), (6)	-	82,082	-
Common shares issued as compensation to a related party (8)	110,576	-	-
Common shares issued upon options exercised (9)	-	-	3,622
Common shares issued upon RSUs vested (9)	-	9,167	-

Balance as of December 31	3,085,452	2,232,359	1,261,590

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	EQUITY (Cont.)

B.	Issuance of common shares (Cont.):

1.
On March 14, 2022, Yarok Pharm Transaction was closed upon receipt of all required approvals, including the IMCA approval. In connection with the closing of the Yarok Pharm Transaction, on the same date, the Company completed a non-brokered private placement with former shareholders of Yarok Pharm and Rosen High Way under which 8,728 common shares were issued for aggregate gross proceeds of $1,370, which represents a price per share of approximately $156.96.

2.
On March 14, 2022, Vironna Transaction was closed upon receipt of all required approvals, including the IMCA approval. At the closing date, an amount of NIS 3,500 thousand (approximately $1,091) was paid in satisfaction with the share consideration component by issuance of 8,089 common shares which represents a price per share of approximately $134.88.

3.
On March 28, 2022, Oranim Transaction was closed upon receipt of all required approvals, including the approval of the MOH. At the closing date, an amount of NIS 1,500 thousand (approximately $600) was paid in satisfaction with the share consideration component by issuance of 4,184 common shares which represents a price per share of approximately $150.6.

4.
On August 19, 2022, the Company announced a private placement for aggregate gross proceeds of up to US$5 million (approximately $6,500) (the “Private Placement”). As of December 31, 2022, the Company issued 100,000 common shares for a total amount of US$3 million (approximately $3,756) including investments by the Company’s management and executives. Direct and incremental issuance costs incurred amounted to $178.

5.
In January and February of 2023, the Company issued 471,375 units of the Company at a price of US$7.5 per unit for aggregate gross proceeds of US$3,535 (approximately $4,705) in a series of closings pursuant to a non-brokered private placement offering to purchasers (the “LIFE Offering”). Each unit consisted of one common share and one warrant which eligible for exercise into one common share at an exercise price of US$9.00 over a period of 36 months from the issuance date.

Concurrent with the LIFE Offering, the Company issued 21,950 units to a non-independent director under the LIFE Offering at an aggregate price of US$165 (approximately $222) as a settlement of debt in the same amount owed by the Company to the director for certain consulting services previously rendered by the director to the Company. Each unit consisted of one common share and one warrant which eligible for exercise into one common share at an exercise price of US$9.00 over a period of 36 months from the issuance date (the “LIFE Offering Warrants”).

Concurrent with the LIFE Offering, the Company issued 386,195 units on a non-brokered private placement basis at a price of US$7.5 per unit for aggregate gross proceeds of US$2,896 (approximately $3,854) (the “Concurrent Offering”). Each unit consisted of one common share and one warrant which eligible for exercise into one common share at an exercise price of US$9.00 over a period of 36 months from the issuance date. The Concurrent Offering was led and participated by insiders of the Company of 193,333 units out of the total Concurrent offering units.

All the above warrants issued are considered collectively as “January-February 2023 Warrants”.

The Company incurred direct and incremental transaction costs related to the LIFE Offering amounted to approximately $334.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	EQUITY (Cont.)

B.	Issuance of common shares (Cont.):

6.	(Cont.)

As the exercise price of January-February 2023 Warrants is denominated in foreign currency, which is not the functional currency of the Company, the January-February 2023 Warrants were accounted for as a derivative liability, which was measured at fair value at the initial date by management using the assistance of external appraiser in total amount of US$5,277 thousand (approximately $7,027) by using Black-Scholes pricing model. The residual amount of US$1,319 thousand (approximately $1,754) was allocated to common shares issued and was recorded as part of share capital and premium.

Issuance costs amounted to $268 allocated to January-February 2023 Warrants have been charged immediately to statement of operations as part of finance expenses and the amount of $66 that was allocated to common shares was recorded as deduction from share capital and premium.

6.
On May 8, 2023, the Company closed a debt settlement transaction (the “Debt Settlement”) with L5 Capital Inc., a company controlled by Marc Lustig, the then executive chairman of the Board of the Company (“L5 Capital”), pursuant to which the Company settled outstanding indebtedness of US$616 (approximately $839) through issuance of 82,082 units at a price of US$7.00 per unit. Each unit consisted of one common share and one warrant which is eligible for exercise into one common share at an exercise price of US$9.00 per common share over a period of 36 months from the issuance date (the “May 2023 Warrants”).

As the exercise price of the May 2023 Warrants is denominated in foreign currency, which is not the functional currency of the Company, the May 2023 Warrants were accounted for as a derivative liability, which was measured at fair value at the initial date. The fair value of the May 2023 Warrants was determined by management using the assistance of external appraiser in total amount of US$166 thousand (approximately $226) by using Black-Scholes pricing model. The residual amount of US$450 thousand (approximately $613) was allocated to common shares issued and was recorded as part of share capital and premium.

7.
On November 12, 2024, the Company closed a non-brokered private placement offering through issuance of 742,517 units at a price of $2.88 per unit for aggregate gross proceeds of $2,138. Each unit consisted of one common share and one warrant which eligible for exercise into one common share at an exercise price of $4.32 equal to a 50% premium to the offering price at any time prior to November 12, 2026 (the “November 2024 Warrants”).

November 2024 Warrants might be exercisable to variable number of shares due to cashless exercise mechanism and thus they were accounted for as a derivative liability, which was measured at fair value at the initial date by management using the assistance of external appraiser in total amount of $1,154 by using Black-Scholes pricing model. The residual amount of $984 was allocated to common shares issued and was recorded as part of share capital and premium.

The Company incurred direct and incremental transaction costs amounted to approximately $89, of which an amount of $49 that was allocated to November 2024 Warrants classified as financial liability was charged immediately to statement of operations as part of finance expenses and the amount of $40 that was allocated to common shares was recorded as deduction from share capital and premium.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	EQUITY (Cont.)

B.	Issuance of common shares (Cont.):

8.
Since October 2022, the Company has borrowed from various institutions more than US$8,000 thousand (approximately $10,832) (collectively, the “Loans”). As required by the lenders, the Company's chairman of the Board and the Chief Executive Officer (the “Guarantor”) has personally guaranteed the Loans. The independent members of the Board commissioned a valuation work which determined that the value of the Guarantor’s personal guarantees, which were ascribed the benefit to the Company in total amount of approximately US$560 thousand (approximately $758) (the “Benefit”).

In October 2024, the Company completed an agreement with the Guarantor, under which the Company issued 110,576 common shares and 152,701 pre-funded warrants at a price of $2.88, which equals the Benefit amount. Each of the prefunded warrants is eligible for exercise into one common share at a price of $0.00001 (each of the prefunded warrant may be exercised also through cashless exercise basis), upon receipt of shareholders' approval to allow the Guarantor to become a control person (as defined under the policies of the CSE). In the event the approval from the Company's shareholders is not received on or before March 31, 2025, the Guarantor agrees to return the prefunded warrants to the Company and the amount of Benefit allocated to the prefunded warrants shall remain owing to the Guarantor.

The above transaction was accounted for as a share-based compensation in exchange for instruments (i.e. common shares and prefunded warrants) that were issued to the Guarantor. However, since the achievement of the shareholders' approval is beyond the control of the Company, the prefunded warrants were accounted for as derivative liability that was measured in total amount of $440 at the closing date and subsequently at fair value under a marked to market approach, until their exercise or expiration, as earlier. The amount of $318 which was allocated to the common shares was recognized as part of the permanent equity of the Company.

Through December 31, 2024, the shareholders' approval was not received and none of the pre-funded warrants have been exercised. In addition, as of December 31, 2024, the fair value of the prefunded warrants amounted to $496 based on the quoted price of the common shares. Consequently, during the period commencing the settlement date through December 31, 2024, the Company recognized revaluation expenses of $56.

9.
During the year ended December 31, 2022, the Company issued 3,622 common shares upon exercise of options for total consideration of $333. In addition, during the year ended December 31, 2023, the Company issued 9,167 common shares upon vesting of RSUs.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	EQUITY (Cont.)

C.	Share-based payment

1.	Share option plan

Awards granted under the Company’s current plan which was approved by the Board on December 19, 2018 (“2018 Plan”) are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in eight equal installments upon the lapse of each three-month period thereafter. Subject to discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the grant date, the award expires. As of December 31, 2024, 1,310,142 common shares are available for future grants under the 2018 Plan.

2.	The following table presents the Company’s options activity under the 2018 Plan for the reported periods:

	Year ended December 31, 2024
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	54,242	172.3
Options granted during the year	31,305	3.0
Options forfeited during the year	(44,137)	210.13

Options outstanding at the end of year	41,410	227.9

Options exercisable at the end of year	20,641	183.3

	Year ended December 31, 2023
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	86,528	225.6
Options granted during the year	500	6.6
Options forfeited during the year	(32,786)	310.7

Options outstanding at the end of year	54,242	172.3

Options exercisable at the end of year	49,907	170.3

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	EQUITY (Cont.)

C.	Share option plan (Cont.)

2.       (Cont.)

	Year ended December 31, 2022
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	90,721	234.6
Options granted during the year	5,417	65.1
Options exercised during the year	(3,784)	96.0
Options forfeited during the year	(5,826)	299.4

Options outstanding at the end of year	86,528	225.6

Options exercisable at the end of year	60,128	221.7

The weighted average remaining contractual life for the options outstanding as of December 31, 2024 was 1.78 years (2023 - 3.76 years).

3.	The following table presents the assumptions used to estimate the fair values of the options granted in the reported periods:

	Year ended December 31,
	2024	2023	2022

Share price (in CAD)	$3.0	$6.6	$13.8-$163.8
Exercise price (in CAD)	$3.0	$6.6	$13.8-$163.8
Expected life (years)	1.25	5	4-5
Volatility (%)	68.6-69.6	104.4-109.35	77.04-107.03
Annual risk-free rate (%)	3.23	3.55-3.65	1.43-3.85
Dividend yield (%)	-	-	-

During the years ended December 31, 2024, 2023 and 2022, the weighted average fair value of each option on grant date was $1.24, $4.7 and $5.32, respectively.

4.	The following table presents the Company’s restricted share units (“RSUs”) activity under the 2018 Plan for the reported periods:

	Number of RSUs
	2023	2022

RSUs outstanding at the beginning of the year	9,167	9,167
RSUs exercised during the year	(9,167)	-

Outstanding at the end of the year	-	9,167

Exercisable at the end of year	-	6,891

5.	As of December 31, 2024, there was $14 of unrecognized compensation expense related to unvested options which expected to be recognized over a weighted average period of approximately 1 year.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19 -	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

A.	Additional information on revenue:

	Year ended December 31,
	2024	2023	2022

Cannabis products	$51,355	$44,246	$48,384
Other products	2,696	4,558	5,951

	$54,031	$48,804	$54,335

(*)          All products are sold through one reporting unit. See also Note 23 below.

B.	Cost of revenue:

	Year ended December 31,
	2024	2023	2022

Salaries and related expenses	$453	$457	$759
Materials	40,517	36,265	36,738
Write-off	3,878	-	-
Professional fees	519	418	202
Depreciation	7	7	55
Miscellaneous	206	827	5,290

	$45,580	$37,974	$43,044

C.	Selling and marketing expenses:

	Year ended December 31,
	2024	2023	2022

Salaries and related expenses	$3,455	$5,677	$6,398
Advertising	832	1,568	2,075
Professional fees	13	36	66
Depreciation	1,627	2,325	1,941
Miscellaneous	1,142	1,182	993

	$7,069	$10,788	$11,473

D.	General and administrative expenses:

	Year ended December 31,
	2024	2023	2022

Salaries and related expenses	$2,218	$2,314	$4,027
Insurance	1,321	1,847	1,566
Professional fees, net (*)	2,022	4,095	4,689
Depreciation	550	669	819
Impairment	-	-	3,905
Miscellaneous	1,907	2,083	6,454

	$8,018	$11,008	$21,460

(*)	Includes management fee incurred indirectly through an entity controlled by the main shareholder. See Note 24B below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19 -	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

E.	Restructuring expenses:

On April 6, 2022, Focus closed the “Sde Avraham”, cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel across all functions (including executives). All actions associated with the workforce reduction were completed by the mid of 2023, subject to applicable Israeli law. Thus, the Company recorded restructuring expenses for the year ended December 31, 2023 related mainly to salaries to employees in the amount of $617.

F.	Other expenses:

1.	Oranim Plus Pharm Ltd.

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim for an aggregate consideration of approximately NIS 11,900 thousand (approximately $4,900), comprised of NIS 5,200 thousand (approximately $2,100) paid in cash upon signing, NIS 5,200 thousand (approximately $2,100) to be paid in cash on the first quarter of 2023 and NIS 1,500 thousand (approximately $700) through issuance of common shares.

In addition, a “Put” option and a “Call” option were agreed between the parties accordingly the seller had a sole "Put" option to sell the remaining shares any time, and the Company had a sole “Call” option to purchase the remaining shares of the seller any time, over a period of 36 months. The value of Oranim shall be determined within 30 days from exercise notice by one of the parties. The “Put” option exercise price in the first 12 months had a 15% discount and the "Call" option exercise price had an extra 15% to the agreed value. Over the next 12 months the discount or the extra payment for the “Put” option and for the “Call” option were 10% each and for the last 12 months 2.5% each. Due to the above "Put" option, the non-controlling interests were classified as financial liability and were not accorded for to their shares in the subsidiary (see Note 3R above).

In 2021, the Company paid an amount of NIS 5,200 thousand (approximately $2,100). In 2022, the Company issued 4,184 common shares (see also Note 18B3 above).

In April 2023, an amendment was signed under which the remaining amount shall be paid in six equal installments by February 2024. However, such amount was not paid.

As of December 31, 2023, the Company had an outstanding accrued consideration payable to Oranim's former shareholder amounted to $2,097 and liability which represents the full discounted amount of the exercise price of the Put option amounted to $2,697, while the fair value of the "Call" option held by the Company was determined to be zero, as the exercise price at any time was higher than the fair value of the target shares.

Through a new amendment signed January 10, 2024, all remaining unpaid installments were postponed to April 15, 2024 and shall accrue an interest charge at a rate of 15%. Failure to meet the remaining unpaid installments will result in the transfer of the rights in Oranim (51%) back to the seller, along with the revocation of the transaction.

On April 15, 2024, the parties mutually agreed to terminate the transaction according to which the Company's obligations for the remaining consideration were cancelled and the Company's "Call" option and the seller "Put" option were expired. As a result, the Company transferred its rights in Oranim (51%) back to the seller. Consequently, the Company recorded expenses amounting to $2,734 as a result of deconsolidation of the financial results of Oranim.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19 -	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

F.	Other expenses (Cont.):

1.	Oranim Plus Pharm Ltd.

The assets and liabilities of Oranim (including the related liabilities) included in the consolidated statement of financial position as of December 31, 2023, and immediately prior to the deconsolidation on April 15, 2024, are as follows:

	April 15,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash	$346	$308
Trade receivables	1,324	1,289
Other current assets	759	761
Inventory	837	725
	3,266	3,083

NON-CURRENT ASSETS:
Property, plant and equipment, net	783	802
Right-of-use assets, net	533	565
Intangible assets, net	1,414	1,575
Goodwill	3,499	3,455
	6,229	6,397

Total assets	$9,495	$9,480

LIABILITIES

CURRENT LIABILITIES:
Trade payables	$1,597	$1,477
Other current liabilities	166	230
Current maturities of operating lease liabilities	155	152
	1,918	1,859

NON-CURRENT LIABILITIES:
Operating lease liabilities	372	406
Deferred tax liability, net	326	364
	698	770

Total liabilities	$2,616	$2,629

Purchase consideration payable	$2,172	$2,097
Put option liability	$1,973	$2,697

2.	Panaxia

On June 30, 2023, an entity responsible for operating the Israeli medical cannabis distribution licensed center that was acquired within the Panaxia Transaction, ceased its operations at the licensed trading house located in Lod, Israel. Consequently, the Company transitioned the operation that was conducted through IMC Pharma to third-party entities and to its own trading house. During the year ended December 31, 2024, the Company recorded a goodwill impairment of $495 related to Panaxia activity.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20 -	TAXES ON INCOME

A.	Tax rates applicable to the Group:

1.	The Company is subject to tax rates applicable in Canada. The combined federal and provincial rate for the reported periods is 26.5%.

2.	The Israeli subsidiaries are subject to Israeli corporate income tax rate of 23% for the reported periods.

3.	The German subsidiary is subject to weighted tax rate of approximately 29.1% (composed of Federal and Municipal tax) for the reported periods.

B.	Carryforward net operating losses for tax purposes:

As of December 31, 2024, the carryforward net operating tax losses of the Israeli subsidiaries amounted to approximately $37,111, which can be carried forward to future years and offset against taxable income in the future without any time limitation. Deferred tax assets were not recorded with regard to IMC, Focus and I.M.C. Pharma Ltd. since the entities do not anticipate to utilize the net operating losses in the foreseeable future.

As of December 31, 2024, the carryforward net operating tax losses of the German subsidiary amounted to approximately $14,635 which can be carried forward without time restrictions and can be deducted from future profits and capital gains unless they exceed EUR 1,000 thousand (approximately $1,497). Any excess of such an amount will be limited to 60% of the profits or capital gains. Unused carried forward losses will be subject to such limitation in the future. No deferred tax assets were recorded with regards to the German subsidiary since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

C.	Income tax expense (tax benefit):

	Year ended December 31,
	2024	2023	2022

Current taxes	$28	$182	$688
Deferred taxes, net	(150)	394	(1,810)
Taxes on income from previous years	(901)	195	(16)

	$(1,023)	$771	$(1,138)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20 -	TAXES ON INCOME (Cont.)

D.	Reconciliation of tax expense (benefit) and the accounting loss multiplied by the Company's domestic tax rate for:
	Year ended December 31,
	2024	2023	2022

Loss before income tax	$(12,794)	$(9,457)	$(26,060)

Statutory tax rate in Canada 26.5%	(3,390)	(2,506)	(6,906)

Increase (decrease) in income tax due to:
Non-deductible expenses (non-taxable income), net for tax purposes	(223)	(122)	1,764
Effect of different tax rates of subsidiaries	232	169	599
Adjustments in respect of current income tax of previous years	(708)	195	(16)
Recognition of tax benefits in respect of losses incurred in previous years	1,078	1,565	-
Unrecognized tax benefit in respect of losses incurred for the year	1,059	1,432	4,037
Other adjustments	929	38	(616)

Income tax expense (benefit)	$(1,023)	$771	$(1,138)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 21 -	DISCONTINUED OPERATIONS AND DECONSOLIDATION

Trichome Group

In 2022, following management strategic review of the Group's operations, the Company decided to discontinue its operation in Canada and sell its subsidiaries in the segment, Trichome Group.

A discontinued operation is a component of the Group that represents a separate major line of business or geographical area of operations and that either has been disposed of or is classified as held for sale. The Trichome Group comprised the geographical operating segment for Canada.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of operations and other comprehensive loss.

The Company identified its decision as an indication of an impairment of Trichome group's CGU. The Company performed an analysis for recoverability of the CGU and recognized an impairment of $115,112, which was recorded under net loss from discontinued operations, net of tax.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA, which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its normal course of business with minimal disruption to its customers, suppliers and employees. Per the CCAA proceeding, the court has appointed a monitor, which oversees management activities. The administration of the CCAA process, principally relating to the powers provided to the court and the court appointed monitor, as well as the secured debtholder interests, removed certain elements of control of the business from the Company. As a result, the Company has determined that it no longer has a controlling financial interest over Trichome group as defined in IFRS 10, “Consolidations”, and thus has deconsolidated Trichome as of the CCAA filing date.

Following the deconsolidation, the carrying amount of assets and liabilities of Trichome group were derecognized from the Company’s consolidated statements of financial position. As a result, the Company recorded a loss from derecognition of net assets totaling $17,959 as a non-operating income (loss) and the investment in Trichome group decreased to $nil.

In the context of the CCAA filing, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities. The Trichome group was a party to transactions with the Company and its consolidated subsidiaries entered into in the normal course of business; these transactions include recharge of various corporate expenses for services benefiting Trichome group and selling inventory. Up to the CCAA filing date, these transactions were eliminated on consolidation and had no impact on the Company’s consolidated statement of profit or loss. After deconsolidating Trichome group, these transactions were accounted for as third-party transactions amounted to $921 during the period commencing November 7, 2022 through December 31, 2022.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 21 -	DISCONTINUED OPERATIONS AND DECONSOLIDATION (Cont.)

Trichome Group's assets and liabilities included in the consolidated statement of financial position immediately prior to the deconsolidation on November 6, 2022, are as follows:

November 6, 2022
ASSETS

CURRENT ASSETS:
Cash	$406
Trade receivables	1,047
Other current assets	2,194
Loans receivable	1,010
Biological assets	444
Inventories	6,784

11,885
NON-CURRENT ASSETS:
Property, plant and equipment, net	14,645
Right of use assets, net	10,999
Intangible assets, net	17,157

42,801

Total assets	$54,686

LIABILITIES

CURRENT LIABILITIES:
Trade payables	$7,266
Bank loans and credit facilities	3,774
Other current liabilities	25,217
Current maturities of operating lease liabilities	869

37,126
NON-CURRENT LIABILITIES:
Operating lease liabilities	13,517
Deferred tax liability, net	2,872

16,389

Total liabilities	$53,515

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 21 -	DISCONTINUED OPERATIONS AND DECONSOLIDATION (Cont.)

The results of discontinued operations of Trichome are summarized as follows:

Period ended November 6, 2022

Revenue	$28,171
Cost of revenue	24,227

Gross profit before fair value adjustments	3,944

Fair value adjustments:
Unrealized change in fair value of biological assets	399
Realized fair value adjustments on inventory sold	(2,528)

Total fair value adjustments	(2,129)

Gross profit	1,815

General and administrative expenses	38,464
Impairment of goodwill, intangible assets, right-of-use assets and fixed assets	115,112
Selling and marketing expenses	4,912
Restructuring expenses	4,506
Share-based compensation	1,130

Total operating expenses	164,124

Operating loss	(162,309)

Finance expenses, net	(5,264)

Loss before taxes on income	(167,573)
Taxes on income	(1,194)

Net loss from discontinued operations, net of tax	$(166,379)

Below are data on the net cash flow used in the discontinued operations:

Period ended November 6, 2022

Operating activities	$(300)

Investing activities	$(615)

Financing activities	$(1,850)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 22 -	NET LOSS PER SHARE

The net loss from continued operations and the weighted average number of common shares used in computing basic and diluted net loss per share from continued operations during the years ended December 31, 2024, 2023 and 2022, are as follows:

	Year ended December 31,
	2024	2023 (*)	2022 (*)

Numerator:
Net basic loss from continued operations attributable to shareholders of the Company	$(10,585)	(9,498)	$(22,511)
Change in fair value of derivative warrant liability (see Note 16 below)	-	-	(6,014)
Net diluted loss	$(10,585)	$(9,498)	$(28,525)

Denominator:
Common shares used in computing basic net loss per share from continued operations	2,349,221	2,136,549	1,196,803
Common shares to be issued upon exercise of derivative warrant liability	-	-	50,724
Common shares used in computing diluted net loss per share from continued operations	2,349,221	2,136,549	1,247,527

Basic net loss per common share from continued operations	$(4.51)	$(4.45)	$(18.81)
Diluted net loss per common share from continued operations	$(4.51)	$(4.45)	$(22.86)

(*)	Include the effect of Reverse Share Split (see also Note 18A above).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23 -	OPERATING SEGMENTS

A.	General information:

Since inception date, the operation of the Group has been conducted through one operating segment, (i.e., sales of medical cannabis products and other products) to customers through certain geographical areas (i.e. Israel and Germany).

	Israel	Germany	Adjustments	Total
Year ended December 31, 2024

Revenue	$38,523	$15,508	$-	$54,031

Segment loss	$(9,314)	$942	$-	$(8,372)

Unallocated corporate expenses			$(1,862)	$(1,862)

Total operating loss				$(10,234)

Depreciation and amortization	$2,014	$170	$-	$2,184

	Israel	Germany	Adjustments	Total
Year ended December 31, 2023

Revenue	$43,316	$5,488	$-	$48,804

Segment loss	$(6,627)	$(1,615)	$-	$(8,242)

Unallocated corporate expenses			$(4,550)	$(4,550)

Total operating loss				$(12,792)

Depreciation and amortization	$2,823	$173	$-	$2,996

	Israel	Germany	Adjustments	Total
Year ended December 31, 2022

Revenue	$50,500	$3,835	$-	$54,335

Segment loss	$(23,606)	$(3,225)	$-	$(26,831)

Unallocated corporate expenses			$(3,960)	$(3,960)

Total operating loss				$(30,791)

Depreciation and amortization	$1,424	$701	$-	$2,125

B.
Major customers

During the year ended December 31, 2024, the Company had two customers which accounted for approximately 32% of the Group's total revenue. During the years ended December 31, 2023 and 2022, the Company had no customer that individually is exceeding 10% of the Group's total revenue.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24 -	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.	Balances and transactions:

The following table summarizes balances with related parties in the statements of financial position:

	December 31,
	2024	2023

Other current assets - main shareholders (Note 6)	$134	$-
Other current assets - former non-independent director (Note 6)	$-	$839
Trade payables - related party (Note 12)	$-	$187
Other current liabilities - related parties (Note 13)	$427	$239
Convertible debentures issued to main shareholders (Note 15)	$446	$-
Derivative warrants liabilities and prefunded warrants issued to main shareholders (Note 16)	$914	$8

The following table summarizes the transactions with related parties in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2024	2023	2022

General and administrative expenses - management fee (1)	$498	$641	$1,064
Finance income (expense) - Interest in income on loans granted to (received from) main shareholders	$(53)	$45	$26
Finance income - Revaluation of derivative warrants liabilities granted to main shareholders	$155	$1,450	$-
Finance expenses - Revaluation of prefunded warrants granted by main shareholder	$56	$-	$-
Finance expenses - Extension fee and discount amortization expenses in respect of convertible debentures granted to main shareholders	$87	$-	$-
Finance expenses - Compensation expenses in respect of guarantees granted by main shareholder	$815	$-	$-

(1)
Include mainly compensation for management services incurred indirectly by an entity controlled by the main shareholder offset by income resulted from subleasing agreement executed between the parties.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24 -	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

B.	Compensation of key management personnel of the Group:

The Company's key management personnel are directors, senior executives and management entity controlled by the main shareholder, which provides the Company with key management personnel services.

	Year ended December 31,
	2024	2023	2022

Payroll and related expenses	$1,094	$704	$916

Share-based compensation	$63	$513	$437

Professional fees (*)	$724	$852	$1,040

(*)	Includes management fees charges during the years ended December 31, 2024, 2023 and 2022 of $481, $475 and $503, respectively.

NOTE 25 -	FINANCIAL INSTRUMENTS

A.	Financial risk management

1.	General

The Company's activity exposes it to a variety of financial risks which include market risks, credit risks and liquidity risks. At each period, the Group examines the aforesaid financial risks and makes decisions accordingly.

Risk management is carried out by the Company's management, which identifies, evaluates and defines the risks as much as possible.

The Company does not have material balances of assets and financial liabilities that are linked to any base and thus information about linkage bases of balances is excluded.

2.	Financial risk factors

The Group has exposure to the following risks from its use of financial instruments:

A.	Unquoted equity instruments risk

Investment in unquoted equity instrument is sensitive to market price risk arising from uncertainties about future value of this investment. The Company's Board reviews and approves all decisions related to investment in unquoted equity instrument. As of December 31, 2024 and 2023, exposure to investment in one unquoted equity instrument measured at fair value was $1,631 and $2,285, respectively. See also Note 8 above.

B.	Price risks of Company's common share

As of December 31, 2024, the Company is exposed to risks arising from changes in the price of its warrants and prefunded warrants measured at fair value through profit or loss as resulted from issuance of warrants to investors through private placement offering transaction and settlement agreements and issuance of the prefunded warrants as compensation to related party due to personal guarantees provided (see also Note 16 above). The fair value of such derivative liabilities is subject the Company to recognize losses in case there will be change in the price of the Company's ordinary share. However, the settlement of these liabilities will be through the exercise of the Company’s common shares.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25 -	FINANCIAL INSTRUMENTS (Cont.)

A.	Financial risk management (Cont.)

2.	Financial risk factors (Cont.)

C.	Liquidity risk

Since its inception date, the Company has financed its business activities through raising capital, inter alia, through public offering, non-broker private placement transactions and credits from bank institution and others.

As of December 31, 2024, the Company’s negative working capital amounted to $11,554 thousand . Based on the Group's working capital position as of December 31, 2024, management considers liquidity risk to be high.

The Company's policy is to manage its liquidity by examining current forecasts to manage the cash for operational needs in the normal course of business. Depending on current needs, the Company periodically carries out additional raising of capital.

D.	Credit risks

1.
As of December 31, 2024, the cash is mostly deposited in various bank institutions in Israel and Germany. The management regularly evaluates the financial strength of the financial institutions with which the Company engages. Accordingly, the Company's management believes that the credit risk to these balances is low.

The Group is exposed to credit risks resulting from its operating activities (mainly from outstanding trade receivables). Upon the preparation of forecasted credit losses, the Company uses its previous experience and information accrued from different financial resources. Based on that, the Company segregates its customers to classes according to the different risk levels in a manner in which it can estimate the probability of a credit default.

2.	Below is the breakdown of the Company’s financial assets subject to credit risks:
	December 31,
	2024	2023

Cash	$863	$1,813
Restricted cash deposit	$64	$-
Trade receivables	$13,803	$7,651

E.	Currency rate risk:

As of December 31, 2024, a portion of the Group's financial assets and liabilities denominated in EUR, NIS and USD currency consist of cash in the amount of EUR 293 thousand (approximately $196), NIS 551 thousand (approximately $1,397), USD nil thousand (approximately $nil), respectively. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure to its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25 -	FINANCIAL INSTRUMENTS (Cont.)

B.	Fair value of financial instruments

The Company's financial instruments that are included in the working capital include cash, restricted cash deposit, trade receivables, other current assets, trade payables, other current liabilities and credits from bank institutions and others. The balances of the financial instruments as stated in the balance sheet as of December 31, 2024 and 2023, constitute an approximation to their fair value.

In addition, the Company has operating lease liabilities and convertible debentures that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method (see also Note 11 and Note 15 above, respectively). Taking into consideration the balance of such liabilities and that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the carrying amount constitutes an approximation of fair value.

C.	A summary of financial instruments broken down by group:

	December 31,
	2024	2023

Financial assets measured at depreciated cost
Cash	$863	$1,813
Restricted cash deposit	64	-
Trade receivables	13,803	7,651
Other current assets	2,876	3,679
	17,606	13,143
Financial liabilities measured at depreciated cost
Operating leasing liabilities (including current maturity)	433	1,269
Credit from bank institution and others (including current maturity)	15,145	12,513
Convertible debentures	1,968	-
Trade payables	11,159	9,223
Accrued purchase consideration liabilities	-	2,097
Other current liabilities	4,392	5,314
	33,097	30,416

Financial liabilities measured at fair value
Put option liability	-	2,697
Derivative warrants liabilities and prefunded warrants	$1,968	$38

D.	Company capital risk management policy

The objectives of the Group's capital risk management policy are to preserve its ability to continue operating as a going concern in order to provide shareholders with a return on their investment, and to maintain an optimal capital structure in order to reduce capital costs.

The Company may take various steps in order to preserve or adjust its capital structure, including the issuance of new shares and options by way of capital raising rounds in order to comply with obligations repayment and continue its activity.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 26 -	SUBSEQUENT EVENTS

A.	On January 5, 2025, IMC Holdings entered into agreement with third party under which the rights (51%) in Telecana have been sold for total consideration of NIS 350 thousand (approximately $138).

B.
In February 2025, Telecana repaid a principal loan granted in previous year to IMC Holdings in total amount of NIS 70 thousand (approximately $28) out of NIS 100 thousand (approximately $39) to be paid.

C.
As noted in Note 14C above, on January 16, 2025, the IMC Holdings entered into a second amendment to an agreement with non-financial institution for extension of the maturity date of the loan amounted NIS 1,800 thousand (approximately $709) until May 16, 2025. As part of the extension, IMC Holdings agreed to pay an additional fee of NIS 150 thousand (approximately $59) and the non-financial institution is entitled to request the immediate repayment of EUR 35 thousand (approximately $52) at any time by submitting a written request.

D.
As Noted in Note 14F above, on January 30, 2025, Yarok Pharm entered into a first amendment to an agreement with non-financial institution under which it was agreed that principal amount of NIS 1,000 thousand (approximately $393) will be paid and the maturity date was extended until October 31, 2025.

E.
As noted in Note 14B above, on March 5, 2025, IMC Holdings entered into a fourth amendment to an agreement with non-financial institution for extension of the maturity date of the loan amounted to NIS 4,500 thousand (approximately $1,772) until June 30, 2025.

F.	On February 1, 2025, Bank Mizrahi has been extending the short-term loan granted to the Company on a weekly basis.

G.
On March 20, 2025, the Company and Bank Mizrahi signed an agreement under which it was agreed to refinance the short-term loan of NIS 5 million (approximately $1,950) received from the Bank Mizrahi under which it was agreed that (i) an outstanding principal loan amounted to NIS 4 million (approximately $1,560) will be extended as a loan with a six-month grace period, after which repayment will be made in 31 monthly installments commencing September 10, 2025. The principal loan will not require a personal guarantee, and will bear an interest at a rate of P+2.9% to be paid monthly, commencing April 20, 2025 and (ii) the remaining amount of NIS 1 million (approximately $390) will be extended as a credit line from March 19, 2025 to March 12, 2026.