Form 20-F
period 2025-12-31
IM Cannabis Corp.
filed 2026-03-30
CIK 1792030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40065

IM Cannabis Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4
(Address of principal executive offices)

Oren Shuster, +972-544-331-111, oren@imcannabis.com
3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	IMCC	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,894,812 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐        No ☒

TABLE OF CONTENTS

INTRODUCTION			5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS			6
CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION			8
ITEM 1.		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	11
ITEM 2.		OFFER STATISTICS AND EXPECTED TIMETABLE	11
ITEM 3.		KEY INFORMATION	11
	A.	[Reserved]	11
	B.	Capitalization and Indebtedness	11
	C.	Reasons for the Offer and Use of Proceeds	11
	D.	Risk Factors	11
ITEM 4.		INFORMATION ON THE COMPANY	46
	A.	History and Development of the Company	46
	B.	Business Overview	48
	C.	Organizational Structure	62
	D.	Property, Plants and Equipment	63
ITEM 4A.		UNRESOLVED STAFF COMMENTS	63
ITEM 5		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	64
	A.	Operating Results	64
	B.	Liquidity and capital resources	64
	C.	Research and development, patents and licenses, etc	64
	D.	Trend Information	64
	E.	Critical Accounting Estimates	65
ITEM 6.		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	67
	A.	Directors and Senior Management	67
	B.	Compensation	69
	C.	Board Practices	82
	D.	Employees	89
	E.	Share Ownership	89
	F.	Disclosure of a registrant’s action to recover erroneously awarded compensation	89
ITEM 7.		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	90
	A.	Major Shareholders	90
	B.	Related Party Transactions	92
	C.	Interests of Experts and Counsel	93
ITEM 8.		FINANCIAL INFORMATION	93
	A.	Consolidated Statements and Other Financial Information	93
	B.	Significant Changes	98
ITEM 9.		THE OFFER AND LISTING	98
	A.	Offer and Listing Details	98
	B.	Plan of Distribution	98
	C.	Markets	98
	D.	Selling Shareholders	99
	E.	Dilution	99
	F.	Expenses of the Issue	99
ITEM 10.		ADDITIONAL INFORMATION	99
	A.	Share Capital	99
	B.	Memorandum and Articles of Association	99
	C.	Material Contracts	103
	D.	Exchange Controls	103
	E.	Taxation	104
	F.	Dividends and Paying Agents	112
	G.	Statement by Experts	112
	H.	Documents on Display	112
	I.	Subsidiary Information	113
	J.	Annual Report to Security Holders	113
ITEM 11.		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	113
ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	113
ITEM 13.		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	113

IM CANNABIS CORP.

INTRODUCTION

In this annual report on Form 20-F (this “Annual Report”), “Company,” “IMC,” “we”, “us” and “our” refer to IM Cannabis Corp., and its consolidated subsidiaries.

Information contained in this Annual Report is given as of December 31, 2025, our fiscal year end, unless otherwise specifically stated.

Market and industry data used throughout this Annual Report were obtained from various publicly available sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified by us.

This Annual Report contains trademarks, trade names and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

Unless otherwise indicated and except for per share data and the information contained under “Item 6B. Compensation”, all dollar figures in this Annual Report are expressed in thousands and all references in this Annual Report to: (i) “dollars” or “CAD” or “$” are to Canadian dollars; (ii) “USD” or “US$” are to United States of America (“U.S.” or “United States”) dollars; (iii) “NIS” are to New Israeli Shekels; and (iv) “€” or to “Euros” are to Euros. All intercompany balances and transactions were eliminated on consolidation. Common shares, stock options, units, prefunded warrants, warrants, and prices, are not expressed in thousands. Our reporting currency and functional currency is the Canadian dollar. The CAD to USD exchange rate as of December 31, 2025 was 0.7286.

On July 12, 2024, we effected a 6-for-1 consolidation of our issued and outstanding common shares, no par value per share (“Common Shares”) (the “July 2024 Consolidation”). All references to Common Shares, and securities issuable into Common Shares in this Annual Report, other than in documents dated prior to July 12, 2024, that are incorporated by reference in this Annual Report, reflect post-July 2024 Consolidation amounts unless otherwise indicated or the context otherwise requires. All documents dated prior to July 12, 2024, that are incorporated by reference in this Annual Report reflect pre-July 2024 Consolidation amounts unless otherwise indicated or the context otherwise requires.

This Annual Report should be read in conjunction with our audited consolidated financial statements and the notes thereto as of and for the years ended December 31, 2025 and 2024 (the “2025 Annual Financial Statements”) and the accompanying management’s discussion and analysis for the years ended December 31, 2025 and 2024 (the “2025 Annual MD&A”).

The 2025 Annual Financial Statements were prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the 2025 Annual Financial Statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

The 2025 Annual Financial Statements include the accounts of the Company and its consolidated subsidiaries, including , among others, the following entities:

Legal Entity	Jurisdiction	Relationship with the Company
I.M.C. Holdings Ltd. (“IMC Holdings”)	Israel	Wholly-owned subsidiary
I.M.C. Pharma Ltd. (“IMC Pharma”)	Israel	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. (“Focus")(1)	Israel	Wholly-owned subsidiary of IMC Holdings
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rosen High Way Ltd. (“Rosen High Way”)	Israel	Wholly-owned subsidiary of IMC Holdings
Rivoly Trading and Marketing Ltd. d/b/a Vironna Pharm (“Vironna”)	Israel	Subsidiary of IMC Holdings
Adjupharm GmbH (“Adjupharm”)	Germany	Subsidiary of IMC Holdings
Trichome Financial Corp. (“Trichome") (2)	Canada	Former wholly-owned subsidiary
Xinteza API Ltd (“Xinteza”)	Israel	Subsidiary of IMC Holdings
Shiran Societe Anonyme (“Greece”)	Greece	Subsidiary of IMC Holdings
IM Cannabis Holding NL B.V Netherlands (“IMC Holdings NL”)	Netherlands	Wholly-owned subsidiary of IMC Holdings

(1)	Effective February 26, 2024, IMC Holdings exercised its option to acquire a 74% ownership stake in Focus, and effective May 26, 2025, IMC Holdings acquired the remaining 26% from Ewave Group Ltd.

(2)	Discontinued operations.

Please see Exhibit 8.1 to this Annual Report for a complete list of our subsidiaries.

In this Annual Report, unless otherwise indicated, all references to: (i) “Company Subsidiaries” are to the Israeli Subsidiaries and Adjupharm, (ii) “Israeli Operations” are to IMC Holdings and the Israeli Subsidiaries as defined below (iii) “Trichome” are to Trichome Financial Corp. and its subsidiaries. As of the date of this Annual Report “Israeli Subsidiaries” means IMC Holdings, IMC Pharma, Focus, Pharm Yarok, Rosen High Way, Vironna and Xinteza.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report on Form 20-F may be deemed to be “forward-looking statements,” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” Item 4 “Information on the Company” and elsewhere in this Annual Report.

Forward-looking statements include statements that are not historical facts and involve assumptions, expectations and projections regarding future events, conditions or results of operations. Forward-looking statements are often (but not always) identified by words and phrases such as “may,” “will,” “would,” “could,” “should,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “project,” “forecast,” “target,” “outlook,” “potential,” “continue,” “believe,” and similar expressions (including the negative of such terms). These words and similar expressions are intended to identify forward-looking statements but are not the only means of identifying forward-looking statements.

Forward-looking statements are based on management’s current expectations, estimates, projections, beliefs and assumptions based on currently available information and management’s assessment of historical trends, current conditions and expected future developments. Although we believe that the expectations and assumptions reflected in the forward-looking statements are reasonable as of the date of this Annual Report, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied herein.

Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the risks described under “Item 3.D. Risk Factors” and elsewhere in this Annual Report, including: regulatory and licensing compliance in Israel and Germany; changes in laws, regulations and enforcement practices affecting cannabis; import/export restrictions and product quality requirements; pricing pressure and competitive dynamics; supply chain disruptions and the reliability of third-party suppliers, logistics and distribution partners; liquidity, financing and going-concern-related risks; foreign exchange, interest rate and inflation risks; geopolitical and security developments; cybersecurity, privacy and information technology (“IT”)-related risks; and general economic and market conditions. Readers are urged to carefully review and consider the disclosures made throughout this Annual Report, which are designed to advise interested parties of the risks and other factors that may affect our business, financial condition, results of operations and prospects.

Forward-looking statements are not guarantees of future performance, and undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made (or such other date as may be specified), and we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law, including applicable U.S. federal securities laws and applicable Canadian securities laws.

Forward-looking statements in this Annual Report may include, but are not limited to, statements regarding:

•	our business objectives and milestones and the anticipated timing of execution;
•	the performance of our business, strategies and operations;
•	our intentions to expand our business, operations, sales channels, distribution, delivery and storage capacity;
•	our ability to reach to medical cannabis patients and address their ongoing needs and preferences;
•	the competitive conditions of the cannabis industry and the growth of medical or adult-use recreational cannabis markets in the jurisdictions in which we operate;
•	our ability to maintain or grow our market share and maintain our competitive advantages;
•	our focus on providing premium cannabis products and strengthening our brands and commercial position;
•	demand trends and momentum in our Israeli and Germany operations;
•	the benefits of our retail presence, distribution capabilities, data-driven insights and third-party partnerships;
•	expectations regarding recurring sales and operating efficiencies;
•	anticipated cost savings from our reorganization and the timing thereof;
•	the impact of the Regulations Amendment (as defined herein) and other regulatory developments;
•	our ability to achieve profitability, improve margins and manage liquidity;
•
the number of patients in Israel licensed by the Israeli Ministry of Health (“MOH”) to consume medical cannabis and the number of patients paying out-of-pocket for medical cannabis products in Germany;

•	the anticipated decriminalization or legalization of adult-use recreational cannabis in Israel and Germany;
•	our operating budget and the assumptions underlying it;
•	our ability to continue as a going concern;
•	the outcome of legal proceedings;
•	the continued listing of our Common Shares on the Nasdaq Stock Market LLC (“Nasdaq”);
•	our ability to maintain, renew and extend cannabis licenses;
•	our anticipated operating cash requirements and future financing needs;
•	our expectations regarding revenue, expenses, profit margins and operations; and
•	our entry into, and development of, new lines of business;
•	future opportunities for growth in Israel, Germany and Europe.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This Annual Report may contain (or incorporate by reference) “future-oriented financial information” (“FOFI”) and/or “financial outlook” within the meaning of applicable Canadian securities laws. FOFI and financial outlook are each a form of forward-looking information (“FLI”) that relates to prospective financial performance, financial position or cash flows based on assumptions about future economic conditions and courses of action. FOFI is presented in the format of historical financial statements, whereas a financial outlook is not presented in the format of historical financial statements.

Any FOFI and/or financial outlook contained in this Annual Report is provided to assist readers in understanding management’s current expectations and plans relating to our future operations, prospects and financial performance (including, where applicable, expectations regarding revenues, margins, profitability, liquidity, capital resources, operating costs, capital expenditures and other financial measures). Such information is provided for the purpose described in the disclosure in which it appears and may not be appropriate for any other purpose.

FOFI and financial outlook are based on estimates and assumptions that management believes are reasonable as of the date(s) on which such information is prepared (or, if no such date is specified, as of the date of this Annual Report). Such assumptions may include without limitation (and as applicable to the particular FOFI/financial outlook): those discussed under “Cautionary Note Regarding Forward-Looking Statements” above; assumptions regarding product pricing and product mix; patient demand and market growth trends in Israel, Germany and other relevant jurisdictions; timing and scope of regulatory developments and compliance requirements; ability to obtain, maintain and renew required licenses, certifications and approvals; availability, cost and reliability of supply, manufacturing, storage, logistics and distribution arrangements (including third-party relationships); foreign exchange rates; inflation and interest rates; taxation rates; general and administrative expenses; operating cost estimates (including labor, utilities and energy); capital expenditure requirements; and the absence of material adverse changes in economic, political, geopolitical and security conditions in the markets in which we operate.

FOFI and financial outlook are inherently more uncertain than historical information because they are based on management’s best judgment and assumptions about future events and circumstances and are subject to significant business, economic, competitive, regulatory and other risks and uncertainties. Actual results are likely to vary from any FOFI or financial outlook, and such variation may be material. Accordingly, readers are cautioned not to place undue reliance on any FOFI or financial outlook contained in (or incorporated by reference into) this Annual Report.

The material risk factors that could cause actual results to differ materially from any FOFI or financial outlook, and the material factors and assumptions used to develop such FOFI or financial outlook, include those described under “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this Annual Report (and in the documents incorporated by reference, if applicable). Such risk factors include, without limitation, risks relating to regulatory and licensing compliance in Israel and Germany; changes in cannabis laws and related enforcement priorities; the execution, timing and completion of strategic transactions, including potential divestitures and entry into new lines of business, as well as the integration and performance of any such new operations; import/export restrictions and product quality requirements; pricing pressure and competitive dynamics; reliance on supply, manufacturing and distribution arrangements (including third parties); liquidity, financing and capital markets risks; macroeconomic and geopolitical developments; and operational, IT, cybersecurity and privacy risks.

To the extent required by applicable law, including applicable Canadian securities laws, we will update or revise previously disclosed material FLI (including any material FOFI and/or financial outlook) in the circumstances and in the manner required by such laws. Except as required by applicable law, we undertake no obligation to publicly update or revise any FOFI or financial outlook, whether as a result of new information, future events or otherwise.

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in “Item 3.D. Risk Factors” immediately following this summary. You should read these risks in full before you invest in our securities. The following is a summary of such risks.

Risks Related to Our Financial Condition and Capital Requirements

•	We have incurred significant losses since our inception and anticipate that we will incur continued losses;

•	We have generated insufficient revenues from product sales and may never be profitable;

•	If our operational cash flows continue to be negative, we may be required to fund future operations with alternative financing options such as offerings of shares;

•	We may not be able to secure the funds necessary to implement our strategies;

•	In pursuit of new opportunities in the cannabis industry, we may fail to select appropriate investment candidates and negotiate acceptable arrangements;

•	Unfavorable divestments could have a material adverse effect on us; and

•	We are subject to the inherent liquidity risk that we will not be able to pay our financial obligations as they become due;

Risks Related to Our Product Development and Regulations

•	Regulatory authorities in Israel may determine that we are in contravention of Israeli cannabis regulations;

•
Our operations are subject to various laws, regulations and guidelines, and any potential noncompliance could cause our business, financial condition and results of operations to be adversely affected;

•
Our operations are subject to a variety of laws, regulations, and guidelines, to which any changes could have a material adverse effect on our business, results of operations, financial condition and prospects;

•	Failure to meet target production capacity may result in a material adverse effect on our business, financial condition; and

•	Our operations are subject to environmental and occupational safety laws and regulations, any failure to comply with such laws and regulations could have a material adverse effect on us; and

Risks Related to Our Business and Industry

•	Our ability to produce, store, import, distribute and sell cannabis and derivative products is dependent on licensing and any failure to maintain such licenses would have a material adverse impact;

•	Increased competition could materially and adversely affect our business, financial condition and results of operations;

•	We are vulnerable due to the results of the “Anti-Dumping” investigation into cannabis imports from Canada that could have a material adverse effect on our business;

•	We rely on business licenses, permits and approvals and the failure to maintain those could have a material adverse effect on our business, financial condition and results of the operations;

•
We rely on key business inputs and any failure to secure required supplies and services or to do so on appropriate terms could also have a material adverse effect on our business, financial condition, and operating results;

•
We rely upon the ability, judgment, discretion and good faith of key personnel, and the inability to attract, develop, motivate and retain highly qualified employees could have a material adverse effect on our business, financial condition and results of operations;

•	Future acquisitions or dispositions could result in the failure to realize anticipated benefits of such transactions;

•	The failure to design, develop or maintain effective internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill reporting obligations.

•	The insurance purchased by the us cannot cover all risks that we are exposed to, and any uninsured amounts of liabilities incurred by our member(s) may be paid directly by such members; and

•	Our products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury;

Risks Related to Ownership of Our Securities

•
Our principal shareholders, officers and directors beneficially own approximately 23.4% of our Common Shares, and therefore be able to exert significant control over matters submitted to shareholders’ approval; We may issue additional securities in the future, which may dilute our shareholder’s holdings.

•	The possible lack of liquidity of securities may cause difficulty for security holders to re-sell securities at desired prices;

•	Loss of foreign private issuer status under United States securities laws could increase our regulatory and compliance costs; and

•
We may be a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes in the current taxable year or become a PFIC in the future. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Common Shares if we are a PFIC.

Risks Related to Intellectual Property

•
We use intellectual property protections to protect our products, brands and technologies. Maintaining such protections and paying any costs attributed to the enforcement of such protections does not completely eliminate the risk of litigation, which may result in a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Israeli Law and Our Operations in Israel

•
We are vulnerable to the political, economic, legal, social, regulatory, and military conditions affecting Israel and the Middle East that could have a material adverse effect on our business, results of operations, financial condition and our prospects.

Risks Related to Enforceability of Civil Liabilities

•
It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors; and

•
Since we are incorporated in British Columbia and substantially all of our directors and officers reside outside the United Stated, and some outside Canada, it may be difficult in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult to enforce civil liabilities against our directors and officers residing outside of Canada.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.     [Reserved]

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Our business, financial condition, results of operations and prospects are subject to significant risks and uncertainties, including risks inherent in our industry and other factors beyond our control.

The risks described below are not the only ones we are facing. Additional risks not currently known to us, or that we currently consider immaterial, may also adversely affect our business, operations, financial results or prospects. In addition, there are risks associated with an investment in our securities.

The risks and uncertainties below are not the only risks and uncertainties facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects, cause the price of our securities to decline and cause future results to differ materially from those described herein.

If any of the following risks actually occur, our business financial condition and results of operations could be materially adversely affected, and the trading price of our securities could decline, and holders may lose all or part of their investment.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other filings with the U.S. Securities and Exchange Commission (the “SEC”) and SEDAR+ filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Relating to Our Financial Conditions and Capital Requirements

We have incurred significant losses since our inception and anticipate that we will incur continued losses for the foreseeable future

We are an international cannabis company focused on providing premium cannabis products to medical patients in Israel and Germany, two prominent countries in the global medical cannabis industry. We have funded our operations to date primarily through offerings of shares, warrants and convertible debentures.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the cannabis industry. To date, we have generated revenues from the sale of our products (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including operating losses of $11,587 thousand and $10,234 thousand for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $270,210 thousand.

Until we generate sufficient revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

Furthermore, in addition to our operating expenses, we expect to incur costs associated with operating as a public company subject to United States federal and Canadian securities laws, rules and regulations. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing a cannabis product, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

The regulatory marketing approvals that we currently have are insufficient to generate significant revenue. Therefore, we expect to continue to incur significant losses until we are able to meaningfully commercialize our products, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

•	are subject to receipt of applicable regulatory approvals and changes in applicable regulations and laws;

•
continue operations in Israel, which is vulnerable to security and military conditions due to heightened tension in the Middle East. For more information, see “Risks Related to Israeli Law and Our Operations in Israel” – “We are vulnerable to the political, economic, legal, social, regulatory, and military conditions affecting Israel and the Middle East that could have a material adverse effect on our business, results of operations, financial condition and our prospects” in this “Risk Factors” Section.

•	Continue the research and development of our products;

•	Seek regulatory and marketing approval for our products;

•	Seek to attract and retain skilled personal;

•	Create additional infrastructure to support our operations as a public company and our planned future commercialization efforts;

•	Experience any delays or encounter issues with respect to the above.

The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through sales, equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market our product, our future revenues will depend on the market size (geographic and indication-specific) in which any such product receives approval and our ability to achieve sufficient market acceptance, competition, pricing, reimbursement from third-party payors for our product or any future product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have generated insufficient revenues from product sales and may never be profitable

In order to generate significant revenue, we will need to obtain additional regulatory approvals in jurisdictions within which we already have certain regulatory approvals and also in jurisdictions in which we currently have no regulatory approvals to market our product.

Our product has regulatory approvals that allow us to market it in certain geographical areas and for specific indications (see “Item 4.B. Business Overview – Government Regulations” for additional information). However, even with these regulatory approvals in place, we have yet to generate significant revenues.

In addition to our dependency on receiving adequate regulatory approvals to market our products to our target market (geographic and indication-specific), our ability to generate significant revenues and achieve profitability also depends on our success in many areas, including but not limited to:

•	finance our operations and the import of cannabis to Israel and Germany;

•
establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support development and the market demand for our products, and any future products;

•	any delays and disruptions we encounter in our supply chains;

•	the stability of the operations of our suppliers and service providers, and our relationship with them;

•	maintain sufficient average selling price for our products and the revenues margin we generate;

•	enter into agreements with commercial partners;

•	obtain market acceptance to our products and any future products;

•	accurately identifying demand for our products and any future products;

•	launch and commercialize any products for which we obtain regulatory and marketing approval;

•	address any competing technological and market developments that impact our products and their usage;

•	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may ener and perform our obligations under such collaborations;

•	divest our cannabis operations and retain our existing pharmacy business in Israel;

•	diversifying into a new business line, unrelated to the legacy cannabis business or the existing pharmacy business in Israel;

•	attract, hire and retain qualified personnel; and

•	any changes in applicable regulations and laws;

In addition, even if we were to receive all of the regulatory approvals that we may seek to receive, our expenses could increase beyond expectations if we are required by the FDA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays or to perform studies in addition to those that we currently anticipate.

Further, if we are not able to generate significant revenues from the sale of our approved products, we may be forced to curtail or cease our operations. Due to the numerous risks and uncertainties involved in product development, it is difficult to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability.

If our operational cash flows continue to be negative, we may be required to fund future operations with alternative financing options such as offerings of shares.

During the year ended December 31, 2025, we had negative cash flows from operating activities. There is no assurance that we will generate positive cash flows from its future operating activities. If operational cash flows continue to be negative, we may be required to fund future operations with alternative financing options such as offerings of shares.

We may not be able to secure the funds necessary to implement our strategies, which could cause significant delays in carrying out business objectives or result in a material adverse effect on our, financial condition, operational results and prospects.

There is no assurance that we will be able to secure the funds necessary to implement its strategies. Additional debt incurred by us from engagements such as major acquisitions may us debt level to increase and result in difficulties in completing or negotiating future debt financings. Any triggering of credit defaults or failure to raise capital by us may cause significant delays in carrying out business objectives or result in a material adverse effect on our business, financial condition, operational results and prospects.

We may not be able to continue as a going concern.

Our current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022, 2023, 2024 and 2025. We are managing our cash flow daily and will look for external funding for our operations. Our board of directors (the “Board”) approved a cost saving plan, implemented in whole or in part, to allow us to continue our operations and meet our cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinuing operation of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

These conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements as of and for the three years ended December 31, 2025 do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should we be unable to continue as a going concern.

We are subject to certain credit exposure.

We do not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli and Germany financial institutions.

Loan receivable credit risk is managed by each loan separately according to our procedures and control relating to the borrower’s credit risk management. At the end of each period, the individual loan values are assessed based on a credit risk analysis.

The expected credit loss analysis is generally based on management’s understanding of the borrower’s experience/integrity, financial health, business plans, capacity, products, customers, contracts, competitive advantages/disadvantages, and other pertinent factors when assessing credit risk. This would also include the assessment of the borrower’s forecasts as well as taking into consideration any security and/or collateral we have on the outstanding balance.

Conflict and political instability could negatively affect our revenues and capital markets activity

Recent volatility in global markets due to market participants' reactions to, and uncertainty surrounding, the magnitude and timing of government and central bank action to be taken in response to geopolitical tension in the Middle East as well as Russia's ongoing presence in Ukraine has resulted in a decline in the level of activity in the financial markets. Continued market volatility or uncertainty related to actions taken or to be taken by central banks, a decline in the global macroeconomic outlook, including as a result of Russia's ongoing presence in Ukraine, conflict in the Middle East, and increased geopolitical tensions worldwide and the threat, or outbreak of more widespread armed conflict in Eastern Europe or in the Middle East could cause financial market activity to continue to decrease, which would negatively affect our revenues and capital markets activity.

We are also vulnerable to political, economic, legal, regulatory, and military conditions affecting Israel and the broader Middle East region. Armed conflicts between Israel and its neighbouring countries and territories occur periodically in the region and have recently intensified, leading to heightened uncertainty and operational risks,  which may adversely affect our business, results of operations and financial condition. In addition, we may be adversely affected by other events or factors affecting Israel such as the interruption or curtailment of trade between Israel and its trading partners, or any restrictions or pressure on our partners, customers or others to prevent or discourage them from doing business activities with Israel or Israeli businesses, a significant downturn in the economic or financial condition of Israel, a significant downgrading of Israel’s internal credit rating, labour disputes civil unrest, heightened domestic protests, and political instability, including riots, uprisings and government failures. Restrictive laws or policies directed towards Israel or Israeli businesses could have a material adverse effect on our business, results of operations, financial condition and prospects.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect our business conditions, limit our ability to operate effectively, could harm our results of operations, and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. The increasing momentum of international movements advocating for economic disengagement from Israel, including corporate divestment and trade restrictions, may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

Political risk in the markets in which we operate could have a material adverse effect on our business, financial condition, operating results and prospects.

Political risk is an additional risk that we may be exposed to when operating in Israel and Europe markets. Examples of political risk include without limitation social unrest, threats or occurrences of war, organized crime, political instability, changes of government and changes in taxation policies in domestic and international markets and jurisdictions in which we operate.

While we actively analyze risks and developments in markets that it currently or will participate in, there is no assurance that unpredicted impacts will not occur. Depending on the magnitude of such unpredicted impacts, there may be a material adverse effect on our business, financial condition, operating results, and prospects.

We may not be able to effectively or successfully address macroeconomic risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties, which could materially harm our business.

Global economies are currently experiencing elevated inflation which could curtail levels of economic activity, including in our primary production markets. This inflation is predominantly driven by costs of goods as input costs continue to increase with the overall increase in costs caused by several external factors including but not limited to general uncertainties caused by global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. These are integral requirements for our business and it is reasonable to expect that inflation, supply shortages or increases in demand could impact our future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that we may not be able to pass onto patients or customers. In addition, our operations could be affected by the economic context should interest rates, inflation or unemployment levels reach levels that consumer trends and spending and, consequently, impact our sales and profitability. We may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that we fail to do so, such failure could materially harm our business.

In pursuit of new opportunities in the cannabis industry, we may fail to select appropriate investment candidates and negotiate acceptable arrangements, which could adversely affect our ability to enter into new investments.

As part of our business strategy, we seek new opportunities in the cannabis industry. In pursuit of such opportunities, we may fail to select appropriate investment candidates and negotiate acceptable arrangements. We cannot provide assurance that we can complete any investment that we pursue or are pursuing, on favorable terms, or that any investment completed will ultimately benefit us. In addition, our capital solutions may not attract a following in the cannabis industry. In the event that we choose to raise debt capital to finance any acquisition or other arrangement, our leverage will be increased. In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make the productivity and services offered by us less attractive to entities in which we hold an equity interest (“Investees”). Such changes could adversely affect our ability to enter into new investments.

Unfavorable divestments could have a material adverse effect on us.

In certain circumstances, we may decide, or be required, to divest any of our direct or indirect interests in certain Investees. In particular, if any of these entities in which we hold an equity interest violate any applicable laws and regulations, we may be required to divest our indirect or direct interest in such entity or risk significant fines, penalties, administrative sanctions, convictions or settlements.

We may also decide to divest our cannabis operations while retaining only our existing pharmacy business in Israel and diversifying into a new business line, unrelated to the legacy cannabis business or the existing pharmacy business in Israel.

There is no assurance that these divestitures will be completed on terms favorable to us, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on us may never be realized, or may not be realized to the extent we anticipate. Any required divestiture or an actual or perceived violation of applicable laws or regulations could have a material adverse effect on us, including our reputation and ability to conduct business, our holdings (directly or indirectly) in the relevant entity, the listing of our securities on applicable stock exchanges, our financial position, operating results, profitability or liquidity or the market price of our Common Shares. In addition, it is difficult for us to estimate the time or resources that may be required for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and Investees and the distribution of those earnings to us.

IMC is a holding company. Substantially all of our operating assets are the capital stock of its Subsidiaries and arrangements with entities in which we hold an equity interest. Substantially all of our business is conducted through Subsidiaries or entities in which we hold an equity interest, which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of these entities and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our Subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Our debtors may default on payments owed to us.

We may be owed current or long-term debts such as accounts receivables over the course of our operations. As a result, we may be exposed to the risk of debtor defaults on payments as they come due. We make no guarantee on the level of credit risk that we will hold at any given time but intend to minimize this risk as determined by the Board.

We are subject to the inherent liquidity risk that we will not be able to pay our financial obligations as they become due.

In light of our recent negative cash flows, we monitor liquidity risk carefully and plan our liquid holdings strategically to avoid any payment defaults. Our liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage our liquidity risk by reviewing our capital requirements on an ongoing basis. Based on our working capital position as of December 31, 2025, management considers liquidity risk to be high.

There is a risk that losses will be incurred by us if there is an adverse shift in exchange rates or increases in prevailing interest rates.

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes exchange rate risk and interest rate risk.

Exchange rate risk is the risk of loss arising from changes to foreign exchange rates. As we are a party to certain international contracts that require us to make or receive payments in foreign currencies, there is a risk that losses will be incurred if there is an adverse shift in exchange rates.

Interest rate risk pertains to the risk of loss arising from changes in prevailing interest rates. Any increases in prevailing interest rates may increase interest expenses paid by us on any long-term debt.

We are dependent upon the global capital markets to raise capital by equity or debt financing.

An economic downturn of the global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. We will be dependent upon the capital markets to raise additional financing in the future, while we continue to develop our operations. As such, we are subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to us and our management. If uncertain market conditions persist, our ability to raise capital could be jeopardized, which could have an adverse impact on our operations and the trading price of our securities.

Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, war, natural disasters, changes to energy prices or sovereign defaults. These factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favorable to us. Increased levels of volatility and market turmoil can adversely impact our operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of our current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Product Development and Regulations

The regulatory authorities in Israel may determine that we are in contravention of Israeli cannabis regulations.

There is a risk that regulatory authorities in Israel may determine that we are in contravention of Israeli cannabis regulations. Namely, prior approval of the Israeli Medical Cannabis Agency (“IMCA”) is required for any shareholder owning 5% or more of an Israeli company licensed to engage in cannabis-related activities. Any contravention of Israeli cannabis regulations could jeopardize the good standing of our licenses. Such a determination may adversely affect our ability to conduct sales and marketing activities and could have a material adverse effect on our, operating results or financial condition.

We are subject to governmental regulations in the markets in which we operate. Any delays in obtaining, or failure to obtain regulatory approvals could significantly delay the development of markets and products and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our cannabis-related business and our activities are heavily regulated in all jurisdictions where we carry our business. Our operations are subject to various laws, regulations and guidelines by governmental authorities, particularly the MOH, and the Federal Opium Agency of Germany’s Federal Institute for Drugs and Medical Devices in Germany (“BfArM”), relating to the grow, propagate, manufacture, marketing, management, transportation, storage, distribution, sale, pricing and disposal of dried and fresh cannabis, cannabis plants and seeds, edible cannabis, cannabis extracts, clones and plants and cannabis extracts. Our operations are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment.

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

We cannot predict the time required for the Israeli Subsidiaries or Focus to secure all appropriate regulatory approvals for the products and activity, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Israeli Subsidiaries and/or the Focus business, the suspension or expulsion from a particular market or jurisdiction or of its key personnel, and the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Israeli Subsidiaries and/or Focus products or services in any way, this could have a material adverse effect on our business, results of operations, financial condition and prospects.

Germany – BfArM Regulation

On March 10, 2017, the German federal government enacted bill Bundestag- Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products. Under the subsequent updated legislation, cannabis was listed in Annex 3 to the Federal Narcotics Act (“BtMG”) as a “marketable narcotic suitable for prescription” until the Medical Cannabis Act (“MedCanG”) came into force on April 1, 2024. Since then, medical cannabis has no longer been subject to the BtMG but to the MedCanG. With regard to medical cannabis, the cultivation, production, distribution, exportation, transit and importation are currently legal in Germany, subject to regulations and licensing requirements. At the same time as the MedCanG, the Consumer Cannabis Act (“KCanG”) also came into force on April 1, 2024. Operations involving adult-use recreational cannabis products became legal under certain conditions defined in the KCanG. Until the KCanG came into force, legalization in Germany applied only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention. This development has its origins in the fact that the former German government has declared in the coalition agreement at the end of 2021 its intention to open the German market also in the adult-use recreational market. In October 2022, a key points paper on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general was also discussed, published by the former cabinet, which was submitted to the European Union Commission for a preliminary legal examination. In this respect, the Federal Government issued a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage and submitted a draft law to the European Union Commission within the framework of a notification.

After a long political debate, the German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/8704, BT Drs. 20/8763, BT-Drs. 20/10426) on Friday, February 23, 2024. The draft law (BT Drs. 20/8704) then came into force on April 1, 2024. An adjustment has already been made by Article 1 of the Act of June 20, 2024 (BGBl. 2024 I No. 207). Some components of the KCanG, which deal with so-called consumer cannabis, came into force on 1 July 2024 (such as the possibility to apply for a permission to grow by and distribute recreational cannabis to members of a cultivation association. The entry into force of the law also had direct consequences for medical cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the law. Since the KCanG and MedCanG came into force, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG. The definition in Annex 3 of the BtMG was be replaced by that in Section 2 MedCanG: "Cannabis for medical purposes: plants, flowers and other parts of plants belonging to the genus Cannabis that are grown for medical purposes under state control in accordance with Articles 23 and 28(1) of the Single Convention on Narcotic Drugs of 1961 of March 30, 1961 (Federal Law Gazette 1973 II p. 1354), as well as delta-9-tetrahydrocannabinol including dronabinol and preparations of all the aforementioned substances". However, the narcotics regulations were replaced by comparable regulations and authorisations. The Federal Institute for Drugs and Medical Devices (BfArM) remains responsible for the latter as a higher federal authority. From a regulatory perspective, medical cannabis remains a medicinal product or an active pharmaceutical ingredient, meaning that the requirements under medicinal product law will remain in place. As a result, the marketing of irradiated products continues to require a marketing authorisation in accordance with the Ordinance on Medicinal Products Treated with Radioactive or Ionising Radiation (AMRadV). Only the narcotics licence pursuant to Section 3 BtMG is replaced by a new licence pursuant to the MedCanG (see Section 1), which, however, largely corresponds to the previous provisions of the BtMG regarding the application process and general regulations. However, there are the following differences that are new since the entry into force: Medical cannabis no longer has to be stored and transported like a narcotic. The corresponding safety precautions no longer apply, meaning that compliance with the provisions of pharmaceutical law is sufficient. The so-called semi-annual reports are replaced by annual reports. The requirements for the person responsible for medical cannabis are slightly reduced compared to those for narcotics. A prescription of medical cannabis is possible without the need to use the form for prescription for narcotics. A normal prescription is sufficient.

However, it is likely to be of great importance that the cultivation of medicinal cannabis based on Section 17 MedCanG is no longer subject to public tenders, but like the trading licence, it is ultimately subject to a two-stage authorisation (at state level regarding the pharmaceutical regulations and at federal level with regard to the fact that it is medicinal cannabis).

Medical cannabis in Germany must comply with the corresponding monographs of the German and European Pharmacopoeia (“Ph. Eur.”).  The Ph. Eur. Suppl. 11.5 contains the new Ph. Eur. Monograph on cannabis flowers and the new Ph. Eur. Monograph on Cannabidiol (“CBD”). With the entry into force of Suppl. 11.5 of the national edition of the Ph. Eur. on April 1, 2025, the monograph 'Cannabis flowers / Cannabis flos [3028]' contained therein became legally binding from this date. The previous monograph 'Cannabis flowers' of the German Pharmacopoeia was deleted with the last edition of the DAB. The new monograph on cannabis flowers includes Starting materials for the production of extracts, medicinal products that can be prescribed as such (herbal medicinal products) that are taken by patients by inhalation or oral administration. There are not entirely irrelevant changes compared to the German monograph. The Committee on Herbal Medicinal Products (“HMPC”) as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), further Ph. Eur. Cannabis monographs are in preparation.

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

CBD is neither a real subject to the KCanG nor to the MedCanG. Only in Section 1 No. 3 KCanG is there a definition, in Section 1 No. 8 b) KCanG the exemption of CBD from the term cannabis and in Section 2 para. 2 No. 1 KCanG the exemption from the prohibition of extraction of the cannabis plant, which permits the extraction of CBD, even if it does not contain any further regulations on CBD in isolation. With regard to synthetic CBD, a different set of regulations is important: the handling of cannabimimetics/synthetic cannabinoids is prohibited in accordance with Section 2 of the Annex in conjunction with Section 3 of the New Psychoactive Substances Act (NpSG). Product-specific regulations relating to CBD can be found in other regulations. Thus, Annex 1 of the Ordinance on the Prescription of Medicinal Products stipulates that CBD is in principle subject to prescription but does not specify a minimum quantity or a specific dosage form. If we look at the food sector, a distinction is made between products that naturally contain CBD and those that consist of or contain extracted CBD; the European Commission considers the latter to be novel foods under Regulation (EU) 2015/2283, which require authorisation before being placed on the market. Although applications for such authorisation have been submitted, the European Commission believes that they contain at least insufficient data on safety in food use, meaning that none of the applications can currently lead to authorisation. Against this background, various products containing CBD can be found on the German market. There are currently various court decisions that problematize CBD in foods (especially food supplements) and in cosmetics (especially mouth oil). On the one hand, CBD is regarded as a potential active pharmaceutical ingredient (API) to be used in medicinal products or as a novel food subject to authorisation and therefore unsuitable for a safe use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff and therefore to be regarded as foodstuff). CBD is therefore sometimes declared as a flavoring in foods, as flavorings are excluded from the scope of the Novel Food Regulation. Nevertheless, there are already decisions that exclude suitability as a flavoring in individual cases.

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

In the past, the Federal Opium Agency of Germany’s BfArM formed a cannabis division (the “Cannabis Agency”) to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulated pricing of German-produced medical cannabis products and served as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis so far. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products (the “German Local Tender”). The Cannabis Agency served as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. In consequence three companies in Germany received the permission to cultivate on behalf of the Cannabis Agency of the BfArM.

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

Import volumes and procedures regarding Medical Cannabis

The past and present regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board. In September 2025, Germany already reached the maximum import quota of 122 tonnes of medical cannabis approved by the International Narcotics Control Board. The BfArM was therefore temporarily suspending new import licences until the quota was increased.

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

Telemedicine and Mail-order-Pharmacies

According to the Federal Ministry of Health (“BMG”), the aforementioned increase in import volumes is due to a rise in the number of prescriptions for self-payers, which are not covered by statutory health insurance. Only a very slight increase has been observed in statutory health insurance funds, which does not reflect the increase in imports to this extent.

In order to prevent these developments in prescribing practice, the BMG drafted a bill to amend the MedCanG (RefE)1 in July 2025. Such legislation amendment was then approved by the German Federal Cabinet on October 8, 20252 and provides for a significant tightening of the MedCanG with regard to the prescription and dispensing of medical cannabis. In the draft, the BMG justifies this necessity with the need to ensure a secure supply of medicines and patient safety. On the one hand, the BMG expresses concerns about the growing use of telemedicine platforms, since it believes that prescriptions for medical cannabis are often issued there without personal contact. The BMG assumes that prescriptions are regularly issued solely on the basis of a questionnaire and sent via (cooperating) mail-order pharmacies. In the view of the ministry, this could cause risks as cannabis flowers for medical purposes are prescribed as a magistral formulation and in consequence without a marketing authorisation. For this reason, according to RefE, Section 3 Med-CanG shall stipulate that the prescription of cannabis flowers would require in-person physician consultation (e.g. in a doctor's office or during a home visit). This shall apply to both: initial prescriptions and repeat prescriptions, for which personal contact between doctor and patient must have taken place within the last four quarters. Furthermore, the distribution of cannabis flowers for medical purposes within Germany by mail-order would be prohibited, while delivery only would be permitted. If implemented, these changes could materially adversely affect our German operations, including by limiting distribution channels and reducing patient accessibility, which may, in return, negatively impact revenues and operating results.

1 RefE, Entwurf eines Gesetzes zur Änderung des Medizinal-Cannabisgesetze des Bundesministeriums für Gesundheit vom 14.7.2025.
2 Gesetzesentwurf der Bundesregierung eines Ersten Gesetzes zur Änderung des Medizinal-Cannabisgesetzes vom 8.10.2025.

For clarification: cross-border dispatch has always been prohibited under the World Postal Convention. The change would only affect dispatch within Germany. Pharmacies would only be able to deliver using their own employees as couriers.

However, it should be noted that this drastic complication of prescribing could have significant consequences for certain patient groups. The purpose of telemedicine is precisely to further develop healthcare by providing treatment options, especially for patients in rural areas. The BMG describes precisely these points on its website3. For this reason, there are also dissenting voices with regard to the RefE. It therefore remains to be seen whether and to what extent the legislative changes envisaged in the RefE will ultimately be implemented in the MedCanG. This will be decided in the further course of the proceedings.

If the legislative changes are actually adopted as decided by the Federal Cabinet, this would affect not only the patients mentioned above, but also providers of telemedicine services and mail-order pharmacies in particular.

Our business and operating results may be hindered by applicable restrictions on promotion marketing and advertising activities imposed by regulatory authorities.

The development of our business and operating results may be hindered by applicable restrictions on promotion marketing and advertising activities imposed by the MOH or BfArM. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through the selling price for our products, our sales and operating results could be adversely affected.

Our operations are subject to various laws, regulations and guidelines, and any potential noncompliance could cause our business, financial condition and results of operations to be adversely affected.

Our operations are subject to various laws, regulations and guidelines. We endeavor to comply and endeavor to cause the entities in which we hold an equity interest to comply with all relevant laws, regulations and guidelines. However, there is a risk that the interpretation of laws, regulations and guidelines, including, but not limited to applicable stock exchange rules and regulations, by us and these entities may differ from each other, and we and these entities operations may not be in compliance with such laws, regulations and guidelines. Any potential noncompliance could cause our business, financial condition and results of operations to be adversely affected. Further, any amendment to or replacement of cannabis legislations and applicable rules and regulations governing the activities of such entities may cause adverse effects to our operations. The risks to our business associated with the decision to amend or replace cannabis legislation and regulation, could reduce the addressable market for our products and could materially and adversely affect our business, financial condition and results of operations.

We and the entities in which we hold an equity interest incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on our and/or our Investees, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a material adverse effect on our business, results of operations and financial condition.

3 Abrufbar unter https://www.bundesgesundheitsministerium.de/service/begriffe-von-a-z/t/telemedizin.html

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretations of, or application of, existing tax laws, regulations or rules in any of the countries in which we invest could result in an increase in our taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in our profits being subject to additional taxation or which could otherwise have a material adverse effect on us.

Our operations are subject to a variety of laws, regulations, and guidelines, and any changes to such laws, regulations or guidelines could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our operations are subject to a complex and evolving framework of laws, regulations and guidelines relating to, among other things, the marketing, acquisition, cultivation, manufacture, management, distribution (including import and export), transportation, storage, sale and disposal of cannabis and cannabis-related products. We are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations, and environmental protection.

Any changes in applicable laws, regulations or guidelines, or in the interpretation or enforcement thereof, that are beyond our control could have a material adverse effect on our business, results of operations, financial condition and prospects. In particular, changes in laws, regulations or guidelines relating to medical cannabis could negatively affect our ability to operate in certain jurisdictions, delay or prevent the receipt of required regulatory approvals, or significantly delay the development of our markets and products.

Failure to comply with applicable laws, regulations or guidelines could result in sanctions, fines, censures, suspension or revocation of licenses or permits, restrictions on our operations, or expulsion from particular markets or jurisdictions, any of which could materially and adversely affect our business, results of operations, financial condition and prospects.

Failure to meet target production capacity may result in a material adverse effect on our business, financial condition.

Our sales capabilities are subject to estimates in target production capacity. These estimates may prove to be inaccurate due to uncontrollable external factors such as genetic drifts in strain of plants grown and general difficulties in estimating growth of cannabis plants and also unexpected delays in product supply by third party cultivation partners and importation due to reasons related to regulation and the supplier and operational constrains. Any adverse misalignments between the target production capacity and actual production capacity may result in a material adverse effect on our business, financial condition.

Our operations are subject to environmental and occupational safety laws and regulations, any failure to comply with such environmental and occupational safety laws and regulations could have a material adverse effect on our business, results of operations and financial condition.

Our operations are subject to environmental and occupational safety laws and regulations in certain jurisdictions, concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Any failure to comply or maintain compliance with environmental and occupational safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on manufacturing operations and could have a material adverse effect on our business, results of operations and financial condition.

Our products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

If the products we sell are not perceived to have the effects intended by the end user, its business may suffer. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry of various cannabis products. As a result, our products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Risks Related to Our Business and Industry

Our ability to produce, store, import, distribute and sell cannabis and derivative products in Israel and Germany is dependent on licensing and any failure to maintain the respective licenses would have a material adverse impact on our business, financial condition and operating results.

Israel – Reliance on the Israeli Licenses

Our ability to produce, store, import, distribute and sell cannabis in Israel is dependent on the Israeli Subsidiaries and Focus maintaining the Israeli Licenses with the IMCA. Failure to comply with the requirements or any failure to maintain the Israeli Licenses would have a material adverse impact on our business, financial condition and operating results. There can be no guarantees that the IMCA will extend or renew any of Israeli Licenses as necessary or, if it extended or renewed, that any of the Israeli Licenses will be extended or renewed on the same or similar terms. Should the IMCA not extend or renew any of Israeli Licenses or should it renew any of the Israeli Licenses on different terms, the business, financial condition and results of our operations would be materially adversely affected.

Germany – Reliance on the Adjupharm Licenses

Our ability to produce and distribute cannabis through Adjupharm’s certification as an EU-GMP and EU-GDP producer and distributor in Germany with wholesale, narcotics handling, manufacturing, procurement, storage and distribution authority is granted by German regulatory authorities. Failure to comply with the requirements of the BfArM issued licenses or any failure to maintain their respective licenses would have a material adverse impact on our business, financial condition and operating results.

We rely on licensed facilities in Israel and Germany to conduct our operations and any adverse changes or developments affecting such facilities could have a material adverse effect on our, financial condition, results of operations and prospects.

Israel – Reliance on our Facilities

The Israeli Pharmacies

The Israeli Licenses are specific to each respective Israeli facility holding such license and therefore, both the license and the Israeli facilities must remain in good standing for each of our pharmacies, Vironna and R.A Pharm Yarok (the “Israeli Pharmacies”) to be able to conduct the Israeli cannabis activities authorized thereunder. Adverse changes or developments affecting any of our Israeli facilities, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any breach of any lease agreement relevant to the operations of the Israeli Pharmacies or any failure to renew such lease agreements, on materially similar or more favorable terms, may also have a material adverse effect on our business, financial condition, results of operations and prospects.

Germany – Reliance on the German Logistics Center

Our EU-GMP logistics centre in Germany (the “German Logistics Center”) allows Adjupharm to manage all aspects of its supply chain including the production, the repackaging and distribution of bulk medical cannabis. Any breach of regulatory requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on Adjupharm’s ability to maintain the licenses and/or keep the German Logistics Center in good standing, and to continue operating it under the licenses, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In Germany and in Israel, we rely on various supply and distribution agreements with third-parties, such as cannabis cultivators, packaging suppliers, service providers and distribution partners. The loss of such suppliers and/or service providers and/or distributors and/or their timely service would have a material adverse effect on our business and operational results.

Israel – Supply, Manufacture and Distribution Agreements

The Israeli Subsidiaries rely on and are substantially dependent on various supply agreements with third-party cannabis cultivators in Israel and Canada, imported cannabis products, manufacture and packaging agreements and distribution agreements to fulfill the supply requirements of its distribution and sales agreements with pharmacies in the Israeli medical cannabis market. The Israeli Subsidiaries acquire cannabis from third parties in amounts sufficient to operate its business. However, there can be no assurance that there will continue to be a supply of cannabis available for us to purchase to operate or expand. Additionally, the price of cannabis and other inputs may rise which would increase the cost of goods. If any suppliers fail to supply any contracted materials to the Israeli Subsidiaries, the Israeli Subsidiaries may fail to meet purchase commitments from their distribution partners. If we were unable to acquire the cannabis or other inputs required to operate or expand or to do so on favorable terms or fail to maintain the manufacture agreements with IMC-GMP manufacture companies, it could have a material adverse impact on our business, financial condition and results of operations. If any of our suppliers fails to provide inputs meeting our quality standards, it may need to source cannabis or other inputs from other suppliers, which may result in additional costs and delay in the delivery of its products and services to distributors, pharmacies and patients. There is no assurance that suppliers will be able to supply and deliver the required materials to us in a timely manner or that the materials they supply to us will not be defective or substandard. Any delay in the delivery of materials, or any defect in the materials, supplied to us may materially and adversely affect or delay its production schedule and affect its product quality. Consequently, we rely on the suppliers of such supply agreements to provide necessary cannabis products to the Israeli Subsidiaries. If we cannot secure cannabis of similar quality and at reasonable prices from alternative suppliers in a timely manner, or at all, the Israeli Subsidiaries may not be able to deliver its products to distributors, pharmacies or patients on time with the required quality. The various suppliers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, upon which our operations rely. Loss of its suppliers, service providers or distributors or their timely service would have a material adverse effect on our business and operational results.

Germany – Reliance on Supply and Distribution Agreements in Germany

Adjupharm relies on its sales and distribution agreements to supply IMC-branded products to distribution partners in Germany, which are then distributed to German pharmacies for sales to medical cannabis patients and on direct sales by Adjupharm of IMC-branded products to German pharmacies.

Adjupharm relies on supply agreements with cannabis cultivators and producers to meet the demands of their respective sales agreements with distribution partners and pharmacies. Consequently, we rely on the suppliers of such supply agreements to provide necessary cannabis products to Adjupharm. If any suppliers fail to supply any contracted materials to Adjupharm, Adjupharm may fail to meet purchase commitments from their distribution partners and this could result a material adverse effect on our business, financial and operational results.

Increased competition could materially and adversely affect our business, financial condition and results of operations.

We may face intense competition from other companies or groups of companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than us. Because of the early stage of the industry in which we operate, as well as evolving legislation and governmental initiatives in several jurisdictions, we expect to face additional competition from new entrants in the jurisdictions in which we currently operate or are contemplating operations. If the number of users of medical cannabis products in Israel and Europe increases, the demand for products in such areas will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. Increased competition by larger and better-financed competitors could materially and adversely affect our business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships that could cause a material adverse effect on our business, financial condition, results of operations and our prospects.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. It is possible that industry maturation could create larger companies that may have increased geographic scope. Such acquisitions or other consolidating transactions could harm us in several ways, including the loss of strategic partners (if they are acquired by or enter into relationships with a competitor), customers, or revenue and market share, all of which could harm our operating results. Our operating results could also be harmed if we were forced to expend greater resources to meet new or additional competitive threats. Additional competition from larger, better-financed competitors with geographic advantages could outcompete us by placing downward pressure on retail prices for products and services. This could ultimately cause a material adverse effect on our business, financial condition, results of operations and our prospects.

We are vulnerable due to the results of the “Anti-Dumping” investigation into cannabis imports from Canada that could have a material adverse effect on our business.

We are exposed to risks from an ongoing "Anti-Dumping" investigation by the Israeli Ministry of Economy and Industry into cannabis imports from Canada. The investigation, initiated in January 2024, examines potential harm to local producers and has led to various procedural extensions and legal challenges. In July 2024, a preliminary decision found evidence of dumping but did not impose temporary guarantees, prompting local growers to challenge this in court—ultimately without success. In November 2024, the Israeli Ministry of Economy and Industry recommended tax levies on Canadian imports, with non-cooperative companies facing a 175% tax, while cooperating importers would see lower rates starting at 2%. We have actively responded, presenting arguments to the advisory committee to the Israeli Ministry of Economy (the "Advisory Committee") and engaging in legal proceedings to mitigate potential impacts. In April 2025, the Israeli Ministry of Treasury ruled over the Israeli Ministry of Economy and Industry’s recommendation to pose tax levies on Canadian cannabis imports. Such decision was later approved by the Israeli Attorney General in July 2025.

Our facilities are subject to the risk of theft of our product and other security breaches, which could have an adverse effect on our business, financial condition, results of operations and our prospects.

Due to the nature of our products and the limited legal channels for distribution, the Israeli Pharmacies and the German Logistics Center is subject to the risk of theft of our product and other security breaches. A security breach in any one of our facilities and external cultivation, manufacturing and storage facilities possessing of our products could result in a significant loss of available product and as a result decrease in sales, revocation of cannabis licenses, exposure to additional liability under applicable regulations and to potentially costly litigation or increased expenses relating to insurance premiums and other resolutions and future prevention of security breaches, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

In Israel, we store products in the Israeli Pharmacies and other pharmacies not owned by us, including with Israeli trade houses, and external service providers such as cultivation, manufacturing, and storage partners. In addition, in Germany, we store products in the German Logistics Center before distribution. Pursuant to the applicable Israeli and German licensing requirements, the Israeli Subsidiaries and Adjupharm are required to maintain certain standards of storage for cannabis products. The risk of inventory theft from these facilities is mitigated by the Israeli Subsidiaries and Adjupharm through the implementation of the security measures required under applicable laws, such as usage of qualified storage units, designated storage locations, locked storage vaults, access control, security cameras, and alert systems. Notwithstanding such security measures, any breaches of security may result in losses of inventory, potential litigation, and increased costs to bolster security and insurance, which may, in turn, have an adverse effect on our business, financial condition, results of operations and our prospects.

We rely on business licenses, permits and approvals and the failure to maintain any of these licenses, permits and approvals could have a material adverse effect on our business, financial condition and results of the operations.

We are dependent on ancillary business licenses, permits and approvals granted by government authorities or other third parties in order to operate effectively including, without limitation, building permits, municipal permits, third-party licenses including distributors and suppliers, and foreign trade licenses. Should we fail to maintain any of these licenses, permits and approvals, or should we fail to renew any of such licenses, permits and approvals on materially similar or more favorable terms, our business, financial condition and results of the operations may be subject to a material adverse effect.

Violations of securities laws and breaches of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of our right to carry on our existing business.

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing us, our directors, officers, employees, or agents in this respect include potential liability for violations of securities laws or breach of fiduciary duty. Violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of our right to carry on our existing business. We may incur significant costs in connection with such potential liabilities.

Any failure to successfully manage growth, integrate potential acquired businesses and diversify our business  may result in a material adverse effect on our business, financial condition, operating results and prospects.

We may be subject to growth related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. If we are unable to deal with this growth, any negative impact may have a material adverse effect on our business, financial condition, results of operation and prospects.

Additionally, we may decide to divest certain of our cannabis operations while retaining our existing pharmacy business in Israel, and also consider diversifying into a new business line, unrelated to the legacy cannabis business or our existing pharmacy business in Israel, including in the defense sector. There is no certainty as to our ability to retain our existing pharmacy business in Israel successfully, nor to our success in diversifying into a new business line, or completing any such strategic transactions on acceptable terms, or at all, which could have a negative impact and a material adverse effect on our business, financial condition, results of operations and prospects.

The evaluation and pursuit of such potential divestitures and new business opportunities may divert management’s attention and resources from our existing operations and may involve significant costs and uncertainties. If completed, such transactions may expose us to new operational, regulatory and competitive risks, including risks associated with operating in industries in which we have limited or no prior experience, and we may not realize the anticipated benefits of such transactions

In addition, the realization of the benefits of past and future acquisitions made by us depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as our ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with our. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods. Any failure in successfully integrating acquired businesses may result in a material adverse effect on our business, financial condition, operating results and prospects. The risks we face in connection with a potential acquisition include:

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

The failure to secure suppliers or distribution partners could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our success depends on our ability to secure suppliers and distribution partners. There are many factors which could impact our ability to secure suppliers and distribution partners, including but not limited to IMC and other brand awareness, our ability to continually produce desirable and effective cannabis products, compliance with regulatory requirements in connection with import and export of cannabis products, and the successful implementation of new partnership plans. The failure to secure suppliers or distribution partners could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on key business inputs and any failure to secure required supplies and services or to do so on appropriate terms could also have a material adverse effect on our business, financial condition, and operating results.

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing and distribution operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (e.g. rising energy costs) could cause a material adverse effect on our business, financial condition, and operating results. Any failure to secure required supplies and services or to do so on appropriate terms could also have a material adverse effect on our business, financial condition, and operating results.

The failure to effectively compete in our markets and introduce new product offerings may cause a material adverse effect on our business, results of operations, financial condition and prospects.

In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, we will need to make investments in our business strategy. These investments include the procurement of raw material, new cannabis strains supplier and distributor outreach projects, marketing efforts and research and development projects. We expect that competitors will undertake similar investments to compete with it. Competitive conditions, third-party partner preferences, patient requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and contribute to unsuccessful future business development or expansion efforts by us or other undesirable consequences. As a result, we may not be successful in our efforts to secure suppliers or distribution partners or to develop new cannabis products and produce and distribute these cannabis products. In addition, these activities may require significantly more resources than we currently anticipate in order to be successful.

Any new cannabis products that we develop or distribute may be subject to time-intensive regulatory approval procedures that might delay any release schedules or lead to adverse market conditions that might affect product profitability. We may ultimately fail to effectively bring new product offerings to market for reasons that include, but are not limited to, stringent regulatory approval procedures. Any inability to introduce new product offerings may cause a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on international third-party transportation services to deliver and receive product-related shipments, which may cause delays and impact our profitability.

We rely on international third-party transportation services to deliver and receive product-related shipments. In the process of the deliveries, time delays, labor strikes, Iron Swords War (as defined below) related issues, product storage issues or other logistical problems may occur and force late delivery or receipt of items or receipt of damaged items. Such delays, receipt of damaged items or other logistical problems may cause a material adverse effect on our business, operations or financial condition. Rising costs associated with courier services used by us may also adversely impact our business and our ability to operate profitably.

In addition, any breach of security of the products’ package during the possession of the third-party transportation service may result in violations of regulations regarding possession of cannabis products and thus may have a material adverse effect on our business, financial condition and operating results.

Strategic alliances that we enter into could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us.

We may enter into further strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from investment activities operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all.

While we conduct due diligence with respect to Investees, there are risks inherent in any investment. Specifically, there could be unknown or undisclosed risks or liabilities of Investees for which we are not or will not be sufficiently indemnified. Any such unknown, undisclosed or unmitigated risks or liabilities could materially and adversely affect our financial performance and results of operations. We could encounter additional transaction and enforcement related costs or other factors such as the failure to realize all of the benefits from our investments. Any of the foregoing risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

We rely upon the ability, judgment, discretion and good faith of key personnel, and the inability to attract, develop, motivate and retain highly qualified employees could have a material adverse effect on our business, financial condition and results of operations.

We have relied upon the ability, judgment, discretion and good faith of its executive management team. Our future success depends on its continuing ability to attract, develop, motivate and retain highly qualified employees, especially its key personnel. If we were to lose any members of the executive management or key employees, any inability to find suitable replacements at reasonable costs may have a material adverse effect on our business, financial condition and results of operations. Further, certain of our key personnel are subject to a security clearance by IMCA. There is no assurance that any of our key personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by any of those individuals to maintain or renew his or her security clearance, could result in a material adverse effect on our business, financial condition and results of operations. In addition, if any such individual leaves us, and we are unable to find a suitable replacement that has a security clearance required by applicable law, or at all, there could occur a material adverse effect on our, financial condition and results of operations.

We rely on international advisors and consultants for our operations in foreign countries.

The legal, regulatory, tax and accountant requirements in the foreign countries in which we may invest or operate in with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Israel and Germany. Our officers and directors must rely, to a great extent, on local legal and financial counsels and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist with governmental relations. We must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance our understanding of and appreciation for the local business culture and practices. We also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may cause a material adverse effect to our business, financial condition, operating results and our prospects.

Foreign market participation subjects us to the global capital markets and government authorities, which could have a material adverse effect on our business, financial condition and results of operations.

Global capital markets have also recently experienced extreme volatility which may, in conjunction with the factors set out above and despite the actions of government authorities, contribute to a worsening of general economic conditions including, rising interest rates, high levels of inflation and unemployment, the unavailability of credit or the devaluation of currencies. Unexpected changes in these factors and financial market and economic conditions could affect our financial condition, profitability and cash flows, and may also have a negative effect on our valuation of, and our ability to exit or partially divest from, investment positions. Depending on conditions, we may incur substantial realized and unrealized losses in future periods, all of which may materially adversely affect our results of operations and the value of any investment in us.

We continue to monitor developments and policies in the foreign markets in which it operates or invests and assess the impact thereof to its operations; however, such developments cannot be accurately predicted. The realization of any of these risks may significantly impair our local operations and have a material adverse effect on our business, financial condition and results of operations.

These risks may also limit or disrupt our strategic alliances or investments, restrict the movement of funds, increase our costs, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may have a material adverse effect on our financial position and/or results of operations. In addition, our enforcement of our legal rights in foreign countries, including rights to exploit properties or utilize permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

Future acquisitions or dispositions could result in the failure to realize anticipated benefits of such transactions.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including but not limited to the potential disruption of our ongoing business, distraction of management, we may become more financially leveraged, the failure to realize anticipated benefits of those transactions fully or at all, or may take longer to realize than expected, and loss or reduction of control over certain of our assets.

Despite our due diligence efforts, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, results of operations, prospects and financial condition. A strategic transaction may result in a significant change in the nature of our, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into ours.

In addition, our strategic transaction decisions are based on the economic assessments made by us and our external advisors. Such economic assessments involve a series of assumptions regarding factors such as future cannabis prices, production requirements, expected revenue growth, cash flow and financing requirements, future capital expenditures and operating costs. Many of these factors are subject to change and are beyond our control. In addition, future acquisition or international expansion could require us to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, buildout, staff and regulatory compliance. If there is any significant negative change in any of these factors, we may experience a material adverse effect on our business, financial condition, operating results and our prospects.

Foreign expansion efforts and operations could subject us to additional business risks, and the potential failure of our operating infrastructure to support such expansions could result in operational failures and regulatory fines or sanctions.

Our expansion into foreign jurisdictions is subject to additional business risks, including new or unexpected risks or could significantly increase our exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition, as well as operational, regulatory, compliance and reputational and foreign exchange rate risk. The failure of our operating infrastructure to support such expansions could result in operational failures and regulatory fines or sanctions. Additionally, there is no guarantee that we will be able to realize any of the anticipated benefits of any transactions related to our expansion strategy.

We currently have no U.S. operations.

We and, to our knowledge, the entities in which we hold an equity interest do not currently engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators’ Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities (“CSA Staff Notice 51-352”). To date, we have caused the entities in which we hold an equity interest to only conduct business and invest in entities in federally-legal jurisdictions by including appropriate representations, warranties and covenants in its agreements with Investees. However, an entity in which we hold an equity interest may breach such obligations. Any such violation of such obligation would result in a breach of the applicable agreement and, accordingly, may have a material adverse effect on our business, operations and financial condition.

However, as of the date of this annual report, we are actively evaluating certain strategic opportunities to expand our operations into the U.S. cannabis market. This initiative follows President Donald Trump's executive order signed on December 18, 2025, which directs the Attorney General to expedite the rescheduling of marijuana from Schedule I to Schedule III under the Controlled Substances Act, recognizing its medical benefits while maintaining federal oversight.

To advance our U.S. entry strategy and assess potential divestitures of our businesses in Germany and Israel, we have engaged SSC Advisors to act as our financial advisors. The advisors are expected to provide customary financial advisory services, including strategic guidance on potential U.S. cannabis market entry, the identification of potential partners or acquirors, and management of any transaction processes related to our German and Israeli operations.

Our management team may have limited experience managing a U.S. reporting company.

Most members of our management team may not have experience managing a publicly traded company in the United States, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Although we were also a public company in Canada, our management team may not successfully or efficiently manage our transition to being a public company in the United States that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks inherent in the agricultural business.

Our business involves the growing of cannabis products by third party suppliers, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although, the third-party cultivators our partners with carefully monitor the growing conditions with trained personnel and applicable equipment, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations. Any decline in production could have a material adverse effect on our business, operating results or financial condition.

Illegal market competition in the cannabis market could have a material adverse effect on our business, operating results and prospects

As a participant of the cannabis market in international jurisdictions with varying regulations, we may be subject to competition from entities that conduct illegal cannabis business operations. Such entities may resort to competitive measures such as producing products with prohibited concentrations of Delta-9 tetrahydrocannabinol (“THC”) and industrial Hemp-based cannabidiol (“CBD”) or producing imitations of our products without our authorization or endorsement. If demand for these illegal products increases and local governments fail to regulate markets accordingly, we may experience a material adverse effect on our business, operating results and our prospects.

Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products.

We believe the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficiency and quality of the medical cannabis products produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for products bearing the brands marketed and sold by usp and the business, results of operations, financial condition, prospects and our cash flows.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis products in general, or our products specifically, or associating the consumption of medical cannabis products with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Reputational risk to third parties could result in the failure to establish or maintain business relationships.

The parties outside of the cannabis industry with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition, results of operations and our prospects.

The failure of our IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact our financial condition, operating results and reputation.

Our operations will depend, in part, on how well we and our supply and distribution partners protect networks, equipment, IT systems (“IT Systems”) and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also will depend on the timely maintenance, upgrade and replacement of networks, equipment, IT Systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of IT Systems or a component of IT Systems could, depending on the nature of any such failure, adversely impact our financial condition, operating results and reputation.

Cybersecurity risks could adversely impact our financial condition, operating results and reputation.

Our information systems and its third-party service providers and vendors are vulnerable to increasing threat of continually evolving cybersecurity risks, resulting in data breaches and data losses. These risks arising from events including without limitation malware, computer viruses, employee error, extortion, malfeasance, system errors, and hacking. In order to minimize the risk of these events from occurring, we are performing timely maintenance, upgrade and replacement of networks, equipment, IT systems and software and other protective measures. However, any failure or delay in maintaining, upgrading or replacing such systems and software could materially increase the risk of cybersecurity incident and data breach or data loss, and we may experience operational delays, information system failures, and/or increases in capital expenses. Ultimately, our business, financial condition, operating results and reputation may be impacted adversely by such occurrences.

On October 30, 2024, we became aware that our third-party IT services provider was subject to a cybersecurity attack by an Iranian threat actor group and that as a result we were also exposed due the attack. Our immediate investigation, conducted in collaboration with both the affected IT service provider and our cybersecurity service provider (who also serves as our Chief Information Security Officer), determined that the source of potential unauthorized access was limited to an external system managed by another third-party service provider.

Upon discovery of this incident, we promptly implemented our incident response protocol, including: (1) initiating a comprehensive forensic investigation; (2) disconnecting and securing the affected third-party system; (3) engaging external forensic IT specialists to evaluate the nature and scope of the attack; and (4) notifying the relevant regulatory authority regarding the limited exposure of certain employee information (both current and former).

Based on the investigation's findings, we concluded that: (i) no unauthorized parties gained access to our internal systems; (ii) no patient data was compromised; (iii) no sensitive information was disclosed; and (iv) our internal network remains free of malicious actors.

We concluded that this cybersecurity incident has not materially affected, and is not reasonably likely to materially affect, our business strategy, results of operations, or financial condition. We continue to enhance our cybersecurity protocols and third-party risk management framework to mitigate potential future threats.

Additionally, we have not identified risks from any other known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Although we have not experienced any material losses to date relating to cybersecurity-attacks or other information security breaches, but there can be no assurance that we will not incur such material losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Any theft of personal information about our patients and customers or privacy breach could have a material adverse effect on our business, financial condition and results of operations.

We collect and store certain personal information about our patients and customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through certain threats, including, without limitation, procedural or process failure, IT malfunction, or deliberate unauthorized intrusions, computer viruses, and cyber-attacks. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition, and results of operations.

In addition, there are several Israeli and German federal and provincial laws, rules and regulations protecting the privacy and confidentiality of certain patient health information, and private information including patient records, and employee information, and restricting the collection, use transfer, storage, disposal and disclosure of that protected information. The interpretation and enforcement of such laws and regulations are uncertain, are subject to change and may require us to incur substantial costs to monitor and implement compliance with any additional requirements.

In the EU’s General Data Protection Regulation (“GDPR”) governs the collection and use of personal data in the EU. The GDPR, which is wide-ranging in scope, will impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S., enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to EUR 20 thousand or four percent of the annual global revenues of the infringer, whichever is greater. In addition, certain breaches of the GDPR may result in regulatory investigations, reputational damage and civil lawsuits including class action lawsuits. In the State of Israel, privacy rights and obligations are mainly regulated under the Protection of Privacy Law, 5741-1981 (the “Israeli Privacy Law”) and the regulations promulgated thereunder (mainly the Protection of Privacy (Data Security) Regulations, 5777-2017 and the Protection of Privacy (Transfer of Data Abroad) Regulations, 5761-2001) (the “Israeli Privacy Regulations”). Under the Israeli Privacy Law, ‘information’ and ‘sensitive information’ includes information such as those related to a person’s health, personality, intimate affairs, financial condition, faith and opinions. The Israeli Privacy Law impose obligations related to database registration, notice, disclosure and use restrictions on an ‘owner’ of a database, and the Israeli Privacy Regulations set forth the security measurements to be implemented and the rules related to the transfer of personal information. Violation of the Israeli Privacy Law could lead to a criminal investigation or an administrative enforcement procedure on behalf of the Israeli Privacy Protection Authority, as well as an administrative fine imposed pursuant to the Administrative Offenses Law, 5746-1985. In addition, legal remedies such as statutory compensation of up to NIS 50thousand are available to successful claimants of privacy violations.

Additional jurisdictions in which we operate or in which we may enter in the future, also have data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information. The interpretation and enforcement of such laws and regulations are uncertain, are subject to change and may require us to incur substantial costs to monitor and implement compliance with any additional requirements. Failure to comply with data protection laws and regulations could result in government enforcement actions, litigation and/or adverse publicity and could negatively affect our operating results, business and prospects.

The price of cannabis products is affected by numerous factors beyond our control.

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond our control. Our operating income may be significantly and adversely affected by a decline in the price of cannabis products and will be sensitive to changes in the price of cannabis products and the overall condition of the cannabis industry, as our profitability is directly related to the price of cannabis products. The price of cannabis products is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on our business, financial condition and results of operations.

Fraudulent or illegal activity may cause a material adverse effect on our business, reputation, financial condition, and results of operations.

Our employees, independent contractors and consultants may expose us to additional risk if they engage in fraudulent or other illegal activity prohibited by relevant laws. Although we have set preventative measures in place to minimize such fraud or illegal activities from occurring, there is no guarantee that the measures will be effective. If the measures fail and fraud or illegal activities take place, we may be subject to lawsuits for failure to comply with regulations and be ordered to pay such penalties as prescribed by the court if found to be in violation. Thus, the occurrence of fraud or illegal activities may cause a material adverse effect on our business, reputation, financial condition and results of operations.

Corruption and anti-bribery law violations could cause severe penalties and other consequences that may have a material adverse effect on its business, reputation, financial condition and results of operations.

Our business is subject to applicable anti-corruption or anti-bribery laws to which we are or may become subject, which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are subject to the anti-bribery laws of any other countries in which we conduct business now or in the future. Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and anti-bribery laws for which we may be held responsible. Our policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by our affiliates, employees, contractors or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, reputation, financial condition and results of operations.

The failure to design, develop or maintain effective internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill reporting obligations.

Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting its business and financial condition, including the liquidity and/or market value of its securities.

A judgment against us in excess of available insurance coverage could have a material adverse effect on us in terms of damages awarded and negatively impact our reputation.

We maintain various types of insurance which may include product liability insurance, errors and omission insurance, directors and officers’ insurance, trustees’ insurance, property coverage and general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against us in excess of available coverage could have a material adverse effect on us in terms of damages awarded and negatively impact our reputation.

The insurance purchased by the us cannot cover all risks that we are exposed to, and any uninsured amounts of liabilities incurred by our member(s) may be paid directly by such members.

The insurance purchased by us cannot cover all risks that we are exposed to. Additionally, some insurance policies are outside of budget limitations and are therefore elected to be excluded. There is no guarantee that any insurance coverage maintained by any of our member(s) will sufficiently cover any or all liabilities incurred by that member. Any uninsured amounts of liabilities incurred by our member(s) may be paid directly by such members. Accordingly, such direct payments may have a material adverse effect on our business, results of operations, and financial condition.

Our products face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury.

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

We may be subject to various product liability claims, including, among others, that products manufactured, imported, distributed, stored or sold by us or bearing one of our brands caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients, patients and consumers generally, and could have a material adverse effect on our results of operations and financial condition.

There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Our members and/or representatives are or may become parties to litigation from time to time in the ordinary course of business that could adversely affect our business.

Certain members and/or representatives of us are parties to certain legal proceedings or investigations and certain legal proceedings as described in “Legal Proceedings” below. Should such members and/or representatives fail to receive favorable decisions at the conclusion of these legal proceedings or incur significant costs in litigation thereof, our business, financial condition or operating results may be subject to a material adverse effect.

Our members and/or representatives are or may become parties to litigation from time to time in the ordinary course of business that could adversely affect our business. Should any litigation in which our members and/or representatives become involved be determined against such members and/or representatives, such a decision could adversely affect our ability to continue operating and the market price for the Common Shares and/or warrants. Even if such members and/or representatives are involved in litigation and win, the litigation process can consume our significant resources.

A failure of our quality control systems could result in significant costs incurred in replacing, destroying or repurposing defective inventory, providing replacement products to our customers or recalling such products.

The quality and safety of our products and products purchased from third party suppliers are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although we strive to ensure that it and all of its service providers have implemented and adhere to high calibre quality control systems, we could experience a significant failure or deterioration of such quality control systems. A failure of our quality control systems could result in significant costs incurred in replacing, destroying or repurposing defective inventory, providing replacement products to our customers or recalling such products. We may be unable to meet customer demand and may lose customers who have to purchase alternative brands or products. In addition, consumers may lose confidence in our brands whether affected or not and such brand reputation may be materially damaged. Any loss of sales volume from a contamination event may affect our ability to fulfill our contractual obligations. During this time, our competitors may benefit from an increased market share that could be difficult and costly to regain.

If our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall and may lose a significant amount of sales.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and us could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by the applicable regulatory body, including but not limited to MOH or BfArM or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Inaccuracies in forecasting market conditions could have a material adverse effect on our business, financial condition and results of operations.

Our sales forecasts are largely dependent on our own market research. There is no assurance pertaining to the accuracy of our predictions regarding the cannabis industry. Any assumptions made in producing forecasts may be inaccurate as a result of external factors that are unpredictable to us. Such inaccuracies could have a material adverse effect on our business, financial condition and results of operations.

Our business may be negatively impacted by catastrophic events, natural disasters, severe weather and disease.

Our business may be negatively impacted by a number of events that are beyond our control, including cyber-attacks, energy blackouts, pandemics, terrorist attacks, acts of war, earthquakes, hurricanes, tornados, fires, floods, ice storms or other catastrophic events. Further, we rely on certain suppliers and distribution partners whose businesses may be impacted by the occurrence of any of the foregoing events. Catastrophic events can evolve rapidly and their impacts can be difficult to predict. There can be no assurance that the occurrence of a catastrophic event or the associated consequences will not disrupt our operations, ability to carry on business or supply and distribution chains. In addition, liquidity and volatility, credit availability, market and financial conditions and cannabis cultivation, supply and distribution conditions, among other critical factors to our business, could change at any time as a result. These events and any associated consequences may cause a material adverse effect on the business, financial condition and results of operations of the Group. A catastrophic event, including an outbreak of infectious disease, a pandemic or a similar health threat, such as the COVID-19 pandemic, or fear of any of the foregoing, could adversely impact us and our ability to maintain normal operations.

We are subject to a variety of anti-money laundering laws and regulations.

We are subject to a variety of laws and regulations domestically and internationally that involve money laundering, financial recordkeeping and proceeds of crime, including any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally. In the event that any of our investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments were found to be contrary to money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively enforce security over underlying assets, which could have a material adverse effect on us.

There is no guarantee that we will be able to effectively enforce any guarantees, indemnities or other security interests we may have. Should a bankruptcy or other similar event occur that precludes an investee from performing its obligations under an agreement with any member of us, we would have to enforce its security interest. In the event that the investee has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to us. In addition, bankruptcy or other similar proceedings are often a complex, lengthy and expensive process, the outcome of which may be uncertain and could result in a material adverse effect on us.

If we are unable to enforce our security interests due to any reasons including regulatory reasons related to its cannabis activity, there may be a material adverse effect on us.

We, our officers and directors may be subject to various potential conflicts of interest, which could adversely affect Company operations.

We may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In some cases, the executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to us and our affairs, and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors. In addition, we may also become involved in other transactions which conflict with the interests of our directors and officers who may from time to time deal with persons, firms, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those we desire. The interests of these persons could conflict with our interests.

In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, directors are required to act honestly, in good faith and in our best interests.

Risks Related to the Ownership or Our Securities

Our principal shareholders, officers and directors currently beneficially own approximately 23.4% of our Common Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 30, 2026, our principal shareholders, officers and directors beneficially own approximately 23.40% of our Common Shares. This significant concentration of share ownership may adversely affect the trading price for our Common Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Each director, officer, employee, insider or person is subject to the following guidelines and has the individual responsibility to comply with these guidelines and applicable securities laws. The guidelines set forth herein are guidelines only, and appropriate judgment should be exercised in connection with any trade in IM Cannabis’ securities:

Insider Trading Reporting

It is the personal duty of each of the directors, officers and other insiders of IM Cannabis and its subsidiaries to file insider change of ownership reports with the SEC and insider reports under Canadian securities legislation following any trade or other change in holdings of securities of IM Cannabis (including the exercise of any or settlement of compensation securities) in accordance with U.S. and Canadian securities laws. IM Cannabis assists directors and officers with the filing procedures by providing administrative support. This administrative support does not remove individual responsibility to file insider reports in a timely and accurate fashion.

Currently, insider reports must be filed promptly after a change in direct or indirect beneficial ownership of, or control or direction over, IM Cannabis’ securities, which may be required within five or two calendar days under Canadian and U.S. securities rules, respectively. Insider trading reports may be filed electronically.

It is each insider’s personal responsibility to determine if they are a “reporting insider” in Canada as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions (“NI 55-104”) and, therefore, are required to file insider reports in Canada. Each insider should review the complete definition of “reporting insider” in NI 55-104 in making such determination.

Early Warning System

In addition to the above insider reporting, early warning disclosure must be made in Canada in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) when a person or company acquires ownership or control of 10% or more of a class of outstanding securities IM Cannabis, and subsequent early warning disclosure must be made upon, among other things: (i) increases and decreases in ownership thresholds of 2% or more of a class of outstanding securities of IM Cannabis, or (ii) if there is a change in a material fact contained in the most recently filed early warning report. The specific content of the early warning disclosure and timing for the same is prescribed under NI 62-104 and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. It is their responsibility to ensure that you meet all early warning reporting obligations.

There can be no assurances that income tax laws or the interpretation thereof in any of the jurisdictions in which we operate will not be changed or interpreted or administered in a manner which adversely affects us and our shareholders.

We are subject to the provisions of the ITA12 and to review by CRA13. We file its annual tax compliance based on its interpretation of the Income Tax Act (the “ITA”) and Canada Revenue Agency’s (the “CRA”) guidance. There is no certainty that our returns and tax position will be accepted by CRA as filed. Any difference between our tax filings and CRA’s final assessment could impact our results and financial position.

There can be no assurance that income tax laws or the interpretation thereof in any of the jurisdictions in which we operate will not be changed or interpreted or administered in a manner which adversely affects us and our shareholders. In addition, there is no assurance that CRA will agree with the manner in which we calculate taxes payable or that any of the other tax agencies will not change their administrative practices to the detriment of us or our shareholders.

We are subject to the rules of the Nasdaq Capital Market.

Our Common Shares began trading on Nasdaq on March 1, 2021 and we are subject to the rules and regulations of Nasdaq.

Further, in order to maintain compliance with all continued listing requirements, we pay legal, accounting and compliance fees to advisors and regulatory organizations and will have to continue to pay additional fees if our Common Shares remain listed on Nasdaq. Any changes to rules, regulations policies or guidelines issued by regulatory authorities may impact any such fees paid and increase the risk of non-compliance. There is no assurance that we will be able to comply with the applicable Nasdaq continued listing standards within any projected timeframes, or at all, and maintain listing status on either Nasdaq.

On April 9, 2025, we received a deficiency letter from the Listing Qualifications Department of The Nasdaq, notifying us that we were not in compliance with Nasdaq Listing Rule 5550(b) (the “Stockholders’ Equity Requirement”) which require us to maintain a minimum of $2.5 million in stockholders’ equity, $35 million market value of listed securities, or net income of $500,000 from continuing operations in the most recently completed fiscal year, or in two of the three most recently completed fiscal years.  On May 23, 2025, we submitted a plan to regain compliance (the “Compliance Plan”). Based on the Compliance Plan, on June 25, 2025, we received a letter from Nasdaq, notifying us that Nasdaq determined to grant us an extension of time to regain compliance with the Stockholder’s Equity Requirement until October 6, 2025. On September 4, 2025, we received notice from Nasdaq that we had regained compliance with the Stockholders’ Equity Requirement.

Any failure to maintain compliance with applicable continued listing requirements and regulations may result in the delisting of our Common Shares from Nasdaq. Such events may have material adverse effects on our business and financial condition. For more information, please see “Item 4A. History and Development of the Company – Important Events in the Development of the Business from January 1, 2025, to the date of this Annual Report”.

Significant sales of our listed securities could depress the market price of our securities and impair our ability to raise capital.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by us or by our shareholders could depress the market price of our securities and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity.

We may issue additional securities in the future, which may dilute our shareholder’s holdings.

We have issued a significant number of Common Shares and we may do so in the future. Common Shares to be issued in future equity offerings could cause the market price of our Common Shares to decline and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our Common Shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our Common Shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

The market price of our Common Shares could decline due to sales, or the announcements of proposed sales, of a large number of Common Shares in the market. Such sales or the perception that these sales could occur could also depress the market price of our Common Shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of our Common Shares.

In addition, we may issue additional securities in the future, which may dilute a shareholder’s holdings, or a holder of a convertible security’s underlying relative interest, in us. Our Articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with any such further issuance. Our directors have discretion to determine the price and the terms of further issuances, subject to applicable stock exchange policies. Moreover, additional Common Shares will be issued by us on the full exercise of stock options, restricted share units and warrants, issued or to be issued by us in the future, and the exercise of any resulting convertible securities of such as applicable

We have not paid any dividends on the outstanding Common Shares and maintains no current intention to declare dividends in the foreseeable future.

We have not paid any dividends on the outstanding Common Shares, and we maintain no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

The market price of our Common Shares and warrants may fluctuate, which may have a material adverse effect on our operations, financial condition and operating results.

The market price of the Common Shares and warrants may fluctuate to a wide degree as a result of a number of factors, including without limitation market conditions, financial analyst predictions, changes in law, press releases and public filings, operational activity and results and competitor activity. Overall, such factors, whether related or unrelated to our operational performance, may cause a temporary or non-temporary negative pressure on prices of our securities or assets. If the negative pressure on prices arising from these factors persist, impairment losses may be recorded and we could experience a material adverse effect on its operations, financial condition and operating results.

The possible lack of liquidity of securities may cause difficulty for security holders to re-sell securities at desired prices.

Despite the listing of the Common Shares on Nasdaq, there is no guarantee to security holders that the securities will be sufficiently liquid to any degree without a substantial decrease in price, particularly if selling significant quantities within a short time frame. Accordingly, there is a possibility that a lack of liquidity may cause difficulty for security holders to re-sell securities at desired prices.

We are a foreign private issuer under United States Securities Laws.

We are a “foreign private issuer”, as defined in Rule 405 under the Securities Act of 1933, as amended (the “U.S. Securities Act”), and Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is therefore not subject to the same requirements that are imposed upon U.S. domestic issuers by the United States Securities and Exchange Commission (the “SEC”). Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

For example, our officers and directors are exempt from Section 16 reporting requirements through an exemption available to Canadian organized entities, and as an foreign private issuer, our principal shareholders are not subject to such reporting requirements. In addition, our officers, director and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our principal shareholders purchase or sell Common Shares. Accordingly, our shareholders may not know on as timely a basis as with U.S. domestic issuers when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer (five days to report).

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements it is not following and describes the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

Loss of foreign private issuer status under United States securities laws could increase our regulatory and compliance costs.

In order to maintain our status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose its foreign private issuer status if a majority of our Common Shares are held in the U.S. and if we fail to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use the Multijurisdictional Disclosure System or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we would lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Loss of emerging growth company status under United States securities laws could increase our regulatory and compliance costs.

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700 million or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

We operate in multiple jurisdictions and are subject to currency fluctuations.

We currently have assets and operations in Israel and Germany and transacts business in such jurisdictions and in additional jurisdictions such as Canada in the local currency. As of December 31, 2025, a portion of our financial assets and liabilities held in NIS, Euros, Canadian and U.S. dollars consist of cash and cash equivalents. Our objective in managing our foreign currency risk is to minimize our net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. Our objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. We do not currently use foreign exchange contracts to hedge our exposure of our foreign currency cash flows as management has determined that this risk is not significant at this point of time. Currency fluctuations could have a material adverse effect on our business, financial condition and results of operations.

Our shareholding in other entities is subject to price fluctuations.

Our investments in unlisted shares are sensitive to the market price risk arising from uncertainties about the future value of these investments. We manage the price risk through diversification and tight management attention. The Board reviews and approves all decisions related to investments in shares.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or become a PFIC in the future. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Common Shares if we are a PFIC.

We believe that we may have been a PFIC for the tax year ended December 31, 2025. Based on current business plans and financial expectations, there is a possibility that we will be classified as a PFIC for the 2026 tax year and we may continue to be treated as a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Common Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Common Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Common Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Common Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service (the “IRS”), determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a QEF or mark-to-market election. U.S. taxpayers that have held the Common Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Common Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Common Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Common Shares in the event that we are a PFIC (see “Item 10.E. Taxation–Certain Material U.S. Federal Income Tax Considerations--Passive Foreign Investment Company, or PFIC Rules, in our 2024 Annual Report for additional information).

Risks Related to Intellectual Property

We use intellectual property protections such as trademarks, trade secrets and contractual confidentiality obligations in order to protect our products, brands and technologies. Maintaining such protections across multiple jurisdictions and paying any cost attributed to the enforcement of intellectual property protection can result in high costs to us. In addition, the possession of intellectual property protections does not completely eliminate the risk of litigation, which may result in a material adverse effect on our business, financial condition, results of operations and prospects.

We use intellectual property protections such as trademarks, trade secrets and contractual confidentiality obligations in order to protect our products, brands and technologies. The administrative task of maintaining such protections across multiple jurisdictions can result in high costs to us. We would also be required to pay for any costs attributed to the enforcement of intellectual property protections. In addition, in any infringement proceeding, some or all of our intellectual property rights or other proprietary know-how, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could create the risk of invalidation or narrow interpretation of our affected intellectual property rights. Such results could cause a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, the possession of intellectual property protections does not completely eliminate the risk of litigation. Even with such protections properly registered, we are still vulnerable to infringement claims and would be liable for the costs of defending such claims. If the claims succeed, we would be liable for the costs of the resulting court orders and may need to negotiate licensing of the intellectual property rights from third-party owners.

In addition, despite any intellectual property protections in place, unauthorized parties may attempt to replicate or otherwise obtain and use our trademarks, know-how, trade secrets, products or technology. Identifying unauthorized use of intellectual property rights is difficult as we may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as illegal distributers, and the processes used to produce such products. We make no assurance that we will successfully identify unauthorized replication, acquisition or use of our trademarks, know-how, trade secrets, products, or technology before the effects of such actions cause a material adverse effect on our business, financial condition, results of operation and prospects.

Risks Related to Israeli Law and Our Operations in Israel

We are vulnerable to the political, economic, legal, social, regulatory, and military conditions affecting Israel and the Middle East that could have a material adverse effect on our business, results of operations, financial condition and our prospects.

Armed conflicts between Israel and its neighboring countries and territories have occurred periodically and may continue in the future. The hostilities that began in October 2023 and subsequent regional developments led to heightened security concerns, economic disruption and volatility in Israel and the broader Middle East. Although ceasefire arrangements have been reached and certain emergency restrictions have been lifted, tensions in the region remain elevated and the risk of renewed or expanded hostilities cannot be ruled out.

Regional instability, including potential escalation involving Israel, Iran, Hezbollah or other regional actors, or broader geopolitical involvement by additional countries, could disrupt supply chains, restrict access to ports and airspace, limit the availability of personnel, affect currency stability, increase insurance and logistics costs, and negatively impact capital markets. Such events may adversely affect our ability to import products and raw materials, distribute products, maintain adequate inventory levels, or access financing on favorable terms, if at all.

Political instability, changes in government policies, or shifts in regulatory priorities in Israel may also adversely affect our operations. Changes relating to medical cannabis regulation, taxation, import and export controls, healthcare reimbursement policies or public health priorities could materially impact our revenues and profitability. In addition, economic downturns, credit rating downgrades, labor disputes, social unrest or other macroeconomic developments in Israel may adversely affect consumer demand and business conditions.

Under Israeli law, citizens and permanent residents of Israel are generally obligated to perform military reserve duty and may be called to active duty under emergency circumstances. Extended reserve call-ups, including of key personnel, could disrupt our operations and adversely affect productivity.

In addition, Israel and Israeli companies have in the past been subject to economic boycotts and trade restrictions. Certain countries restrict business dealings with Israel or Israeli companies. Any expansion of such restrictions or increased political pressure on our customers, suppliers or partners to curtail business with Israeli companies could adversely affect our operations.

Any deterioration in Israel’s political, economic or security situation, whether due to renewed hostilities, regional instability, macroeconomic pressures or other factors, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Enforceability of Civil Liabilities

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this Annual Report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Because we are a corporation incorporated in British Columbia and substantially all of our directors and officers reside outside the United Stated, and some reside outside Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Vancouver, Canada. Substantially all of our directors and officers are located outside the United States, and some are located outside Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada, and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

In addition, certain of our directors hold citizenship in jurisdictions outside of Canada and Israel. For example, Eli Zamir holds Bulgarian citizenship, and Asaf Itzchaik, Moti Marcus and Alon Dayan each hold Portuguese citizenship. To the extent any of our directors or officers are located in, or subject to the jurisdiction of, such countries, there is uncertainty as to whether courts in those jurisdictions would recognize or enforce judgments of U.S. or Canadian courts obtained against such persons predicated upon the civil liability provisions of the securities laws of the United States or Canada, or whether such courts would entertain original actions brought in those jurisdictions based on such laws.

ITEM 4.     INFORMATION ON THE COMPANY

A.     History and Development of the Company

IM Cannabis Corp. was incorporated on March 7, 1980 under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “Nirvana Oil & Gas Ltd.”  We changed our name to “Nirvana Industries Ltd.” on October 6, 1986; then to “Consolidated Nirvana Industries Ltd.” on February 22, 1989; then to “Navasota Resources Ltd.” on June 2, 1995, then to Anglo Aluminum Corp.” on January 25, 2010; then to Navasota Resources Inc. on July 12, 2013 and to our current name “IM Cannabis Corp.” on October 4, 2019.

Our Common Shares currently trade on the Nasdaq Capital Market under the symbol “IMCC.” Our Common Shares and certain warrants previously traded on the Canadian Securities Exchange (the “CSE”) until June 2, 2025.

Our registered office is located at 833 Seymour Street, Suite 3606, Vancouver, British Columbia, V6B 0G4, Canada. Our principal executive offices are located at Kibbutz Glil Yam, Israel.

On July 12, 2024, we completed a 6-for-1 consolidation of our Common Shares in connection with regaining compliance with Nasdaq’s continued listing requirements. All share numbers in this Annual Report reflect the July 2024 Consolidation unless otherwise indicated.

On February 26, 2024, IMC Holdings exercised its option to acquire a 74% ownership interest in Focus held by Oren Shuster and Rafael Gabay, following approval by the IMCA. On May 23, 2025, our disinterested shareholders approved the acquisition of the remaining 26% interest in Focus (the “Focus Transaction”). The purchase price was satisfied through the issuance of Common Shares. Following completion of the Focus Transaction, Focus became our wholly owned subsidiary. On May 23, 2025, our shareholders approved certain related party matters in connection with the Focus Transaction.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy, information statements, and other information regarding issuers that file electronically with the SEC. Our website is https://www.imcannabis.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F and is not incorporated by reference herein. For more information regarding the Company, please see our profile on the System for Electronic Document Analysis and Retrieval plus (“SEDAR+”) at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

In 2024 and 2025, our capital expenditures amounted to $13 thousand and $156 thousand, respectively. Our current capital expenditures primarily relate to packaging facilities and equipment in Germany, as well as computers, software, and office improvements in Israel and in Germany, and we expect to finance these expenditures primarily from cash on hand.

Legal and Regulatory Background

Israeli law requires prior approval by the IMCA, a unit of the MOH, of the identity of any shareholder owning 5% or more of an Israeli company licensed by the IMCA to engage in cannabis-related activities in Israel. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a “go-public transaction” to geographically diversify our share ownership, IMC Holdings restructured its organization on April 2, 2019 (the “IMC Restructuring”) resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the IMCA to engage in cannabis-related activity in Israel.

Pursuant to an option agreement, entered into on April 2, 2019, between IMC Holdings and Focus (the “Focus Agreement”), IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the interest sold in Focus at its sole discretion and in accordance with Israeli cannabis regulations, within 10 years of the IMC Restructuring date. The Focus Agreement sets an aggregate exercise price of NIS 765.67 per share of Focus, totaling NIS 2,756 thousand, equivalent to the price paid by Messrs. Shuster and Gabay for the acquired interests in Focus at the time of the IMC Restructuring. On November 30, 2023, IMC Holdings exercised its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay by submitting a request to IMCA, which approved the transaction on February 25, 2024. IMC Holdings provided all necessary information and filed all required notices with the tax authorities according to applicable law. On February 26, 2024, concurrently with the exercise of IMC Holdings' option, Ewave Group Ltd. exercised its option to receive Mr. Tal Tregerman's 26% holding in Focus in lieu of loan repayment, in accordance with the loan agreement between the parties. IMC Holdings intends to purchase the remaining 26% holding in Focus from Ewave Group Ltd, pending all necessary organizational and regulatory approvals.

As part of the IMC Restructuring, on April 2, 2019, IMC Holdings and Focus entered into the IP Agreement (as defined below), as amended on January 1, 2021, which provides for Focus’s obligation to use the IMC brand for the sale of any cannabis plant and/or cannabis product produced by Focus, either alone or together with other sub-contractors engaged by Focus through the IP Agreement. On February 26, 2024 the parties to the IP Agreement executed a cancellation note, thereby cancelling the IP Agreement as of the signing date.

Focus is also obligated through a services agreement, dated April 2, 2019, and amended on January 1, 2021, (the “Focus Services Agreement”) to use IMC Holdings for certain management and consulting services including: (a) business development services; (b) marketing services; (c) strategic advisory services; (d) locating potential collaborations on a worldwide basis; and (e) financial analysis services through the Focus Services Agreement. Under the Focus Services Agreement, the parties apply an arm’s length markup on total costs, on a quarterly basis, in accordance with a transfer pricing analysis to be updated from time to time, as consideration for the provision of such services.

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

B.     Business Overview

We are an international cannabis company focused on the importation, distribution and sale of medical cannabis products to medical patients in Israel and Germany. Following the regulatory reforms affecting cannabis access in Germany on April 1, 2024, the cannabis market has experienced growth, especially within the medical sector, as access for new patients has become easier. Since such time, we have shifted our focus and resources to concentrate on the burgeoning cannabis market in Germany. We leverage a cross-border supply chain and distribution infrastructure.

Activities in Israel

In Israel, we import, distribute and sell cannabis to local medical patients by operating medical cannabis retail pharmacies, online platforms, distribution center and logistical hubs operating through IMC Holdings’ subsidiaries. These activities are conducted in accordance with applicable Israeli regulatory requirements. We also maintain certain proprietary genetics through third-party cultivation facilities in Israel.

We continue offer medical cannabis products under our brands in Israel. We offer medical cannabis patients medical cannabis products through strategic alliances with suppliers.

Throughout 2024 and 2025, we implemented several strategic measures in Israel to enhance operational efficiency, reduce costs, and improve overall business performance. These initiatives included optimizing logistics and distribution, streamlining workforce and facilities, and adapting to challenges arising from geopolitical events.

Key actions taken during 2024 and 2025 include:

•	engagement of a new third-party processing facility.

•	changes to shipping and distribution service providers.

•	reductions in headcount and closure of certain trading activities. adjustments to operations in response to logistical disruptions associated with regional hostilities.

We operate in the retail segment. We, through IMC Holdings, hold two licensed pharmacies, each selling medical cannabis products to patients: (i) Vironna, a pharmacy in the Arab consumer segment, and (ii) Pharm Yarok, a large pharmacy in the Sharon plain area and a big call center handling deliveries for Pharm Yarok in the country (collectively, the “Israeli Pharmacies”).

We also operate home-delivery services and an online retail platform under the name “Pharm Yarok”, which includes a customer service center. On April 9, 2024, Pharm Yarok entered into a strategic distribution agreement with Vessel Brand Inc. (“Vessel”), a subsidiary of Flora Growth Corp., a global consumer-packaged goods leader and pharmaceutical distributor, headquartered in Carlsbad, CA, pursuant to which certain cannabis accessory products are offered in Israel. We believe our retail operations support our distribution activities and provide insights into patient purchasing patterns.

Activities in Germany

IMC has been operating through Adjupharm, its German subsidiary, since 2019.

Our focus in Germany is to import cannabis from its supply partners, which are then sold through our own IMC branded products, as well as exclusive ultra premium Canadian cannabis brands, with which we have signed strategic licensing agreements.

In 2025, we continued to develop our supply chain and distribution infrastructure in Germany.

Our German operations are underpinned by the logistics and processing facility in Germany operated by Adjupharm, which holds the required EU-GMP authorizations to conduct repackaging, stability testing and batch release activities.

On March 4, 2022, Adjupharm received a revised EU-GMP license permitting it to engage in additional production, cannabis testing and release activities. The license also allows Adjupharm to repackage bulk cannabis, to perform stability studies and offer such services to third parties.

On March 17, 2024, Adjupharm entered into a supply agreement with GlassHouse Botanics Inc. (“GlassHouse Botanics”), an EU-GMP certified supplier, to supply medical cannabis products for distribution in Germany. Under German law, medical cannabis products distributed to pharmacies must comply with EU-GMP standards.

On April 4, 2024, Adjupharm entered into an international trademark licensing agreement with Avant Brands Inc. (the “Avant Licensing Agreement”), pursuant to which Adjupharm obtained the exclusive right to market the BLK MKT™ brand in the German medical cannabis market. Pursuant to the Avant Licensing Agreement, Avant’s subsidiary licenses the BLK MKT™ brand to Adjupharm for use on certain medical cannabis products cultivated by Avant and exported to Germany.

Significant Corporate Developments

Canadian Restructuring Proceedings

In November 2022, certain of our former Canadian subsidiaries commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). In connection with the CCAA proceedings, our Canadian operations were wound down, and a monitor was appointed by the Ontario Superior Court of Justice. The CCAA proceedings were terminated on September 14, 2023. Following the termination of the CCAA proceedings, we ceased material Canadian operating activities and focused our operations on Israel and Germany.

Focus Transaction

On February 26, 2024, IMC Holdings Ltd., our wholly owned subsidiary, exercised its option to acquire a 74% ownership interest in Focus held by certain shareholders, following approval from the Israeli Medical Cannabis Agency. On May 23, 2025, our disinterested shareholders approved the acquisition of the remaining 26% interest in Focus. In connection with the Focus Transaction, and in order to preserve cash, we settled the purchase price of NIS 818,740 through the issuance of 128,818 Common Shares at a deemed price of C$2.44 per share, based on the ten-day volume weighted average trading price prior to shareholder approval. The shares issued were subject to applicable Canadian hold periods and U.S. securities law restrictions. Following completion of the Focus Transaction on May 26, 2025, Focus became a wholly owned subsidiary.

Telecana Divestiture

On January 5, 2025, IMC Holdings entered into an agreement with a third party pursuant to which it sold all of its contractual rights under the Telecana convertible loan agreement for total consideration of NIS 350,000. As a result of this transaction, we no longer hold rights to acquire an ownership interest in Telecana Ltd.

Material Credit Facilities

We maintain credit facilities with Israeli financial institutions to support working capital needs. Focus and certain of our subsidiaries are parties to a credit facility with Bank Mizrahi-Tefahot Ltd., which has been amended from time to time. As of December 31, 2025, outstanding borrowings under this facility totaled approximately $2,003 thousand. The facility contains customary financial covenants. In addition, our subsidiary IMC Holdings has entered into loan arrangements with non-financial institutions from time to time to support liquidity. For a discussion of our liquidity position and related risks, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Principal Products and Brands

The IMC brand has established its reputation in Israel for quality and consistency over the past 15 years. We maintain a portfolio of strains sold under the IMC umbrella from which popular medical cannabis dried flowers and full-spectrum cannabis extracts are produced.

Israeli Medical Cannabis Business

We offer a range of cannabis products in Israel, including dried flower and full-spectrum extracts, through our branded portfolio and licensed third-party brands.

Brands under the IMC Cannabis Portfolio in Israel:

-
The Craft Collection – IMC brand’s premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The Craft Collection includes exotic and unique cannabis strains such as Sup.S.

-
The Top-Shelf Collection – IMC’s premium product line which offers indoor-grown, high-THC cannabis flowers with strains such as Lemon Rocket, Diesel Drift, Tropicana Gold, Lucy Dreamz, Santa Cruz, Or’enoz, and Banjo. Inspired by the 1970's cannabis culture in America, the Top-Shelf Collection targets the growing segment of medical patients who are cannabis culture enthusiasts.

-
The Signature Collection – IMC brand’s high-quality product line with greenhouse-grown or indoor grown, high-THC cannabis flowers. The Signature Collection currently includes well known proprietary cannabis dried flowers such as Chemchew, Rockabye, FLO OG, Roma T15, Roma T20, Karma lada, Sydney, MOTORBRTH and B.F LMO, which are all indoor-grown flowers.

-	The Full Spectrum Extracts – IMC brand’s full spectrum, strain-specific cannabis extracts, which includes high-THC Roma®T20 oil and OIL GLTO 33.

-
Roma® Product Portfolio – IMC's Roma® portfolio also includes oils. IMC’s Roma® strain is a high-THC medical cannabis flower that offers a therapeutic continuum and is known for its strength and longevity of effect.

-
BLKMKT™ – this brand is our second Canadian brand. It is a super-premium product line with indoor-grown, hand-dried and hand-trimmed high-THC cannabis flowers. The BLKMKT™ includes BLK MLK, YA HEMI, PURPLE RAIN, JEALOUSY, Hemi GLTO, RAINBOW P, GUVA BOBA, Sunsets.rudel, Park fire OG and Up side down C.

-
LOT420 – this brand launched in Israel in the second quarter of 2023, with super-premium indoor-grown cannabis with high-THC imported from Canada. The LOT420 brand includes GLTO 33, Apps and Bans and O.C. We ceased selling Atomic APP.

-
The PICO collection (minis) - Under the BLKMKT™ and LOT420 brands, we launched in 2023 a new type of product (small flowers), which is a super-premium indoor-grown cannabis imported from Canada with high-THC. The PICO collection includes the following products: PICO PURPLE RAIN, PICO YA HEMI, PICO JEALOUSY, Pico upside Down, PICO RAIN BOW, Pico California love, PICO BLK MLK and PICO Bacio Glto.

-
Flower – In the second quarter of 2024, we launched a super-premium indoor-grown cannabis with high-THC imported from Canada. The Flower brand includes cannabis strains called California Love and Face Sherb.

German Medical Cannabis Business

In Germany, we operate through Adjupharm GmbH and distribute medical cannabis products to licensed pharmacies.

We believe our sourcing experience, regulatory expertise and established supply chain relationships support our position in the German medical cannabis market.

In Germany, we initially focused on distributing IMC-branded products, including dried flower and full-spectrum extracts. In the second half of 2024, we expanded our portfolio to include a mid-market brand, “Selected” by IMC, as well as BLKMKT™, an ultra-premium Canadian brand.

The following strains were sold in Germany during 2024: Purple Grape, Outdoor OG, Black Russian, Somango, Blue Dream, Jokerz, Tropicana Banana, Gelato 41, Grapple Pie, Rose Gold Runtz, Peppermint, El Chivo 20, Coco No4, Cherry Dosidos, Rainbow Pie, BLK MLK.

New Product Offerings

Our strategy for new products varies between the various geographies in which we operate, given that each market is at a different stage of development with respect to regulatory regimes, patient and customer preferences, and adoption rates.

Israel

In the second quarter of 2025, we launched 17 new cannabis strains in Israel, across 5 different brands.

Germany

In the second quarter of 2025, we launched 4 new cannabis strains in Germany, within the Token brand.

Revenue

The following table presents revenue, in thousands of Canadian dollars, for each product category that accounted for 15% or more of our total consolidated revenue for the fiscal years ended December 31, 2025, 2024 and 2023. The amounts include (i) sales to entities in which we hold an investment accounted for under the equity method; (ii) sales to third-party customers, other than those referred to in (i); and (iii) sales or transfers to controlling shareholders.

Revenues from Continuing Operations - By Product Type (in thousands of Canadian dollars)
Financial Year	Medical Cannabis Products	Other Products	Total
2025	$53,186	$1,545	$54,731
2024	$51,355	$2,696	$54,031
2023	$44,246	$4,558	$48,804

Revenues from Continuing Operations - By Geographic Market (in thousands of Canadian dollars)
Financial Year	Israel	Germany	Total
2025	$18,383	$36,348	$54,731
2024	$38,523	$15,508	$54,031
2023	$43,316	$5,488	$48,804

Competitive Conditions

The medical cannabis industry in which we operate is highly competitive. Cannabis companies compete primarily on a regional basis, and competition may vary significantly by jurisdiction.

We face competition in Israel from similar established medical cannabis brands and manufacturers in the domestic market.

Our business European operations compete with other entities licensed to cultivate, produce, import and distribute medical cannabis products in the applicable jurisdictions. In Germany, Adjupharm competes with a number of licensed manufacturers and distributors, including established operators and new market entrants. Competitors range from well-capitalized multinational businesses with substantial operations and revenues to smaller or newer market entrants.

Intangible Properties

We rely on the licensing of our brand in Israel and in Germany to expand our market presence and offer branding, marketing and other related services to participants in the Israeli and German medical cannabis industry. We may also seek to leverage the IMC brand to facilitate the distribution of cannabis products in additional international markets, subject to applicable regulatory approvals.

We own and license trademarks and trade secrets that allow us to serve a range of cannabis industry participants.

“IMC” is a registered trade name and trademark registered in Israel (valid through May 2027) and in Germany and Portugal through registration with the World Intellectual Property Organization (valid through November 2027). In Canada, the IMC trademark was registered on September 26, 2022 for use in connection with various food supplements, vitamins, minerals and proteins and is valid through September 26, 2026.

In February 2022, we completed the registration of the medical cannabis brand strain “ROMA” as a trade name in Israel which is valid through July 2031. In addition, in December 5, 2022, we registered the trademark “I AM Cannabis” in Israel, which is valid through December 2031.

There is no material seasonality to our business.

Government Regulations

To operate our business, we must abide by applicable medical cannabis laws in those countries in which it operates, namely Israel and Germany. Each jurisdiction has unique laws and regulations on the propagation, cultivation, production, distribution, use, import and export of medical cannabis products and the current regulatory frameworks continue to evolve. We cooperate with the regulatory authorities in those jurisdictions in which it operates to ensure that it is at all times in full compliance with applicable laws, rules and regulations.

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

As of March 2026, adult-use recreational cannabis remains illegal in Israel. However, there have been ongoing discussions and legislative efforts toward decriminalization and potential legalization. In recent years, the government has shown interest in reforming cannabis laws, but full legalization has not yet been achieved.

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

The main changes in the Regulations Amendment are: (i) any specialized doctor can issue permits without the need for specialized training; (ii) the permits for the use of cannabis will be in the form of prescriptions, and not in the form of licenses from the MOH as the current framework requires; (iii) cannabis products can be sold in any pharmacy, and not only in pharmacies that have received a special permit from the IMCA and a license from the MOH. The Regulations Amendment will come into effect within 180 days from the date of their publication. To the best of our knowledge, the indications approved as part of the Regulations Amendment encompass various conditions, such as oncological diseases, active inflammatory bowel disease, AIDS, Multiple Sclerosis, Parkinson's disease, Tourette syndrome, epilepsy, autism, and dementia.

On December 8, 2023, we announced a 3-month delay of the anticipated medical cannabis reform announced by the Israeli ministry of health on August 7, 2023. Due to the Iron Swords War, the anticipated implementation of the medical cannabis regulatory reform, originally scheduled for December 29, 2023, has been postponed by three months. The new regulations were designed to alleviate many of the stringent restrictions in the sector, thereby enhancing access to medical cannabis for patients.

On April 1, 2024, we announced the implementation of the medical cannabis regulatory reform in Israel as of April 1, 2024 (the “April 2024 Regulatory Reform”). The April 2024 Regulatory Reform will be implemented in phases, as approved, and announced by the MOH. The key aspects of the initial phase, which commenced in April 2024, are as follows:

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

Further to several requests received from the parties and in accordance with section 27(b) of the Law on Trade Levies and Defense Measures, 1991 which states that "The Commissioner may, for special reasons that shall be recorded, extend the period specified in subsection (a) by an additional period that shall not exceed 30 days." (the emphasis is not in the original), the MEI Commissioner decided that special conditions exist for extending the deadline for the submission of the required materials as part of the investigation into the export of medical cannabis to Israel from Canada for 10 days until March 10, 2024, Due to constraints presented by the parties following the Iron Swords War, mainly significant delays in the preparation of the materials due to the absence of many workers as part of the extensive recruitment in Israel for the reserve service at this time and due to the unique complexity of the Israeli cannabis market where many players are required to submit data both as producers and importer. On March 10, 2024, we submitted the relevant questionnaires regarding its subsidiaries Focus and IMC Pharma, which are included in the investigation and for its subsidiaries Focus Medical Herbal Ltd, IMC Pharma Ltd and Rosen Highway.

On June 18, 2024, the Ministry of Economy and Industry announced that it has decided to postpone the final deadline for obtaining its preliminary decision until July 18, 2024.

On July 10, 2024, the MEI Commissioner published a preliminary decision regarding the investigation and findings determining that there is dumping and consequent injury, on the basis of best information available. We are evaluating the preliminary decision and its potential impact on us and our subsidiaries. Focus Medical Herbs Ltd. And IMC Pharma Ltd. submitted their response on August 23, 2024.

As part of the preliminary decision, the MEI Commissioner determined that a temporary guarantee is not necessary at this stage, and we are now awaiting the MEI Commissioner final decision. This decision must be approved by the Ministry of Economy’s Director General, following consultation with the Ministry of Finance’s Budgets Director. The local growers have filed an administrative petition against the MEI Commissioner’s decision not to impose a temporary guarantee. We submitted a request to the court to join the petition to argue against the claims of the local growers. A hearing on the petition has not yet been scheduled.

On November 10, 2024, the MEI Commissioner published the final report on the investigation into cannabis imports from Canada, recommending the imposition of tax levies. According to the recommendations, a tax of 175% will be imposed on cannabis imports from Canadian companies that did not cooperate with the investigation, while major importers that participated will be subject to lower tax rates, starting at 2% and increasing incrementally. We are currently reviewing these recommendations and considering steps to prevent or mitigate the final decision.

On November 24, 2024, we submitted a formal response to the advisory committee, which is responsible for developing and submitting recommendations to the Minister of Treasury prior to the minister's final decision in this regard. It is currently uncertain when the advisory committee will conclude its deliberations or what outcome can be anticipated at this stage.

On December 11, 2024, the Advisory Committee held its first meeting where we participated and presented its arguments against the imposition of dumping tax. The Advisory Committee has not yet sent its recommendations to the Minister of Treasury nor published any recommendations. Following the first meeting, we sent a letter to the Advisory Committee, presenting both new and existing arguments for consideration before the Committee submits its recommendations to the Minister of Treasury.

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

On February 4, 2025, we submitted its response, stating that it is not waiving costs from the local growers. Following this, the Court decided to close the petition without costs.

On April 10, 2025, the Minister of Economy and Industry, Mr. Nir Barkat, decided to fully adopt the recommendations of the Public Advisory Committee and impose an anti-dumping tax of up to 165% on imported medical cannabis flowers from Canada, for a period of four years. The tax is intended to assist Israeli growers against unfair competition from imported Canadian cannabis sold at dumped prices, which threatens the viability of the local industry. The tax will take effect following the approval of the Minister of Treasury and the Finance Committee of the Knesset (the Israeli Parliament). Minister Barkat's decision followed a complex process, during which he was temporarily barred from involvement due to a conflict of interest. Efforts to assign the matter to another minister were unsuccessful, and Barkat ultimately resumed responsibility and made the decision amid strong lobbying efforts both for and against the tax.

On April 24, 2025, the Minister of Treasury issued his final decision, rejecting Minister Barkat's decision to impose anti-dumping levies on cannabis imports from Canada. The Minister of Treasury's decision was based on a comprehensive review of the investigation findings, the Commissioner’s recommendation, the advisory committee’s conclusions, the position of the Competition Authority, the Ministry of Health’s views, and additional public comments. After hearing all relevant parties, including local growers and importers, and consulting with Ministry of Finance experts, the Minister concluded that imposing the levy would harm the macroeconomic development of the local cannabis market and the broader Israeli economy. He emphasized that the cannabis sector is still developing, that competition has significantly improved product quality and reduced prices, and that maintaining competitive pressure from imports is essential for the industry’s healthy growth and global competitiveness.

Nonetheless, on April 29, 2025, the Minister of Economy and Industry issued his final decision, rejecting the objections raised against the imposition of the anti-dumping levy. In his statement, the Minister concluded that the objections did not meet the legal standards set by applicable law and the Attorney General’s guidelines. He further stated that, in the absence of any substantive legal refusal submitted within the statutory timeframe, there was no basis to delay or prevent the imposition of the levy. Accordingly, he decided to proceed with promoting the anti-dumping tax. However, pursuant to the Trade Levies and Defense Measures Law, the final authority on whether to impose such levies lies with the Minister of Treasury. In light of this, and in response to the apparent contradiction between the decisions of the Minister of Economy and the Minister of Treasury, we have sent formal letters to the Attorney General of the Government and to the Legal Advisor of the Knesset, requesting their determination that the Minister of Economy's decision to proceed despite the Minister of Treasury’s rejection is not in accordance with the law.

Germany

On March 10, 2017, the German federal government enacted bill Bundestag- Drucksache 18/8965 – Law amending narcotics and other regulations that amended existing narcotics legislation to recognize cannabis as a form of medicine and allow for the importation and domestic cultivation of medical cannabis products.

Under the updated legislation, cannabis is listed in Annex 3 to the BtMG as a “marketable narcotic suitable for prescription”. Until the KCanG came into force on 1 April 2024, legalization in Germany applied only to cannabis for medicinal purposes under state control in accordance with the Narcotic Convention.

Currently, the production, distribution, exportation and importation of medical cannabis products in Germany is legal, subject to regulations and licensing requirements. Operations involving adult-use recreational cannabis products became legal under certain conditions defined in the KCanG. This development has its origins in the fact that the former German government has declared in the coalition agreement at the end of 2021 its intention to open the German market to the adult-use recreational market.

In October 2022, a key points paper on the controlled supply of cannabis to adults for consumption purposes, although a restructuring of the existing regulatory framework on cannabis in general was also discussed, was published by the former cabinet, which was submitted to the European Union Commission for a preliminary legal examination. In this respect, the German federal government issued a declaration of interpretation with regard to existing international agreements governing the adult-use recreational cannabis usage and submitted a draft law to the European Union Commission within the framework of a notification.

After a long political debate, the German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/8704, BT Drs. 20/8763, BT-Drs. 20/10426) on Friday, 23 February 2024. The draft law (BT Drs. 20/8704) then came into force on 1 April 2024. An adjustment has already been made by Article 1 of the Act of 20 June 2024 (BGBl. 2024 I No. 207). Some components of the KCanG, which deal with so-called consumer cannabis, came into force on 1 July 2024 (such as the possibility to apply for a permission to grow by and distribute recreational cannabis to members of a cultivation association. The entry into force of the law also had direct consequences for medicinal cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the law.

With the entry into force, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG. The definition in Annex 3 of the BtMG was replaced by the Section 2 in MedCanG: "Cannabis for medical purposes: plants, flowers and other parts of plants belonging to the genus Cannabis that are grown for medical purposes under state control in accordance with Articles 23 and 28(1) of the Single Convention on Narcotic Drugs of 1961 of 30 March 1961 (Federal Law Gazette 1973 II p. 1354), as well as delta-9-tetrahydrocannabinol including dronabinol and preparations of all the aforementioned substances". However, the narcotics regulations were replaced by comparable regulations and authorisations. The BfArM will remain responsible for the latter as a higher federal authority.

From a regulatory perspective, medicinal cannabis remains a medicinal product or an active pharmaceutical ingredient, meaning that the requirements under medicinal product law will remain in place. As a result, the marketing of irradiated products continues to require a marketing authorisation in accordance with the Ordinance on Medicinal Products Treated with Radioactive or Ionising Radiation. Only the narcotics licence pursuant to Section 3 BtMG is replaced by a new licence pursuant to the MedCanG (see Section 1), which, however, largely corresponds to the previous provisions of the BTMG regarding the application process and general regulations. However, there are the following differences that are new due to the entry into force: Medicinal cannabis no longer has to be stored and transported like a narcotic. The corresponding safety precautions no longer apply, meaning that compliance with the provisions of pharmaceutical law is sufficient. The so-called semi-annual reports will be replaced by annual reports. The requirements for the person responsible for medicinal cannabis are slightly reduced compared to those for narcotics. A prescription of medicinal cannabis is possible without the need to use the form for prescription for narcotics. A normal prescription is sufficient.

However, it is likely to be of great importance that the cultivation of medicinal cannabis based on Section 17 MedCanG is no longer subject to public tenders, but - like the trading licence - is ultimately subject to a two-stage authorisation (at state level regarding the pharmaceutical regulations and at federal level with regard to the fact that it is medicinal cannabis).

Medical cannabis in Germany must comply with the corresponding monographs of the German and Ph. Eur.
The Ph. Eur. Suppl. 11.5 contains the new Ph. Eur. Monograph on cannabis flowers and the new Ph. Eur. Monograph on CBD. With the entry into force of Suppl. 11.5 of the national edition of the Ph. Eur. on April 1, 2025, the monograph 'Cannabis flowers / Cannabis flos [3028]' contained therein became legally binding from this date. The previous monograph 'Cannabis flowers' of the German Pharmacopoeia was deleted with the last edition of the DAB. The new monograph on cannabis flowers includes Starting materials for the production of extracts, medicinal products that can be prescribed as such (herbal medicinal products) that are taken by patients by inhalation or oral administration. There are not entirely irrelevant changes compared to the German monograph. The Committee on HMPC as the European Medicines Agency’s (EMA) committee responsible for compiling and assessing scientific data on herbal substances, preparations and combinations, announced that in view of uniform EU quality requirements (including with respect to import and export of cannabis), further Ph. Eur. Cannabis monographs are in preparation.

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

If we examine the food sector, a distinction is made between products that naturally contain CBD and those that consist of or contain extracted CBD; the European Commission considers the latter to be novel foods under Regulation (EU) 2015/2283, which requires authorisation before being placed on the market. Although applications for such authorisation have been submitted, the European Commission believes that they contain at least insufficient data on safety in food use, meaning that none of the applications can currently lead to authorisation. Against this background, various products containing CBD can be found on the German market. There are currently various court decisions that problematize CBD in foods (especially food supplements) and in cosmetics (especially mouth oil). On the one hand, CBD is regarded as a medicinal product or as a novel food subject to authorisation and therefore unsuitable for use in a foodstuff, and on the other hand as unsuitable for cosmetic use in the mouth, as CBD would ultimately be consumed in this case (like a foodstuff and therefore to be regarded as foodstuff).

Cultivation in Germany and Distribution of Medical Cannabis Cultivated in Germany

In the past, the Federal Opium Agency of BfArM formed the Cannabis Agency to oversee cultivation, harvesting, processing, quality control, storage, packaging and distribution to wholesalers, pharmacists and manufacturers. The Cannabis Agency also regulated pricing of German-produced medical cannabis products and served as an intermediary of medical cannabis product sales between manufacturers, wholesalers and pharmacies on a non-profit basis so far. In late 2018, the Cannabis Agency issued a call for tenders to award licenses for local medical cannabis cultivation and distribution of German-cultivated medical cannabis products. The Cannabis Agency serves as an intermediary in the supply chain between such cultivation and distribution. In April 2019, three licenses for local cultivation were granted. As a result, three companies in Germany received permission to cultivate cannabis on behalf of the Cannabis Agency of the BfArM.

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

Import volumes and procedures

The current regime permits the importation of cannabis plants and plant parts for medicinal purposes under state control subject to the requirements under the Narcotic Convention, according to which, Germany must estimate the expected demand of medical cannabis products for medical and research purposes for the following year and report such estimates to the International Narcotics Control Board. In September 2025, Germany already reached the maximum import quota of 122 tonnes of medical cannabis approved by the International Narcotics Control Board. The BfArM was therefore temporarily suspending new import licences until the quota was increased.

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

Telemedicine and Mail-order-Pharmacies

According to the Federal Ministry of Health (BMG), the aforementioned increase in import volumes is due to a rise in the number of prescriptions for self-payers, which are not covered by statutory health insurance. Only a very slight increase has been observed in statutory health insurance funds, which does not reflect the increase in imports to this extent.

In order to prevent these developments in prescribing practice, the BMG drafted a bill to amend the MedCanG (RefE)4 in July 2025.Such legislation amendment was then approved by the German Federal Cabinet on  October 8, 20255 and provides for a significant tightening of the MedCanG with regard to the prescription and dispensing of medical cannabis. In the draft, the BMG justifies this necessity with the need to ensure a secure supply of medicines and patient safety. On the one hand, the BMG expresses concerns about the growing use of telemedicine platforms, since it believes that prescriptions for medical cannabis are often issued there without personal contact. The BMG assumes that prescriptions are regularly issued solely on the basis of a questionnaire and sent via (cooperating) mail-order pharmacies. In the view of the ministry, this could cause risks as cannabis flowers for medical purposes are prescribed as a magistral formulation and in consequence without a marketing authorisation. For this reason, according to RefE, Section 3 Med-CanG shall stipulate that the prescription of cannabis flowers would require in-person physician consultation (e.g. in a doctor's office or during a home visit). This shall apply to both: initial prescriptions and repeat prescriptions, for which personal contact between doctor and patient must have taken place within the last four quarters. Furthermore, the distribution of cannabis flowers for medical purposes within Germany by mail-order would be prohibited, while delivery only would be permitted. If implemented, these changes could materially adversely affect our German operations, including by limiting distribution channels and reducing patient accessibility, which may, in return, negatively impact revenues and operating results.

For clarification: cross-border dispatch has always been prohibited under the World Postal Convention. The change would only affect dispatch within Germany. Pharmacies would only be able to deliver using their own employees as couriers.

However, it should be noted that this drastic complication of prescribing could have significant consequences for certain patient groups. The purpose of telemedicine is precisely to further develop healthcare by providing treatment options, especially for patients in rural areas. The BMG describes precisely these points on its website.6 For this reason, there are also dissenting voices with regard to the RefE. It therefore remains to be seen whether and to what extent the legislative changes envisaged in the RefE will ultimately be implemented in the MedCanG. This will be decided in the further course of the proceedings.

If the legislative changes are actually adopted as decided by the Federal Cabinet, this would affect not only the patients mentioned above, but also providers of telemedicine services and mail-order pharmacies in particular.

U.S. Cannabis-Related Activities

We do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities. However, as of the date of this Annual Report, we are actively evaluating certain strategic opportunities to expand our operations into the U.S. cannabis market. This initiative follows President Donald Trump's executive order signed on December 18, 2025, which directs the Attorney General to expedite the rescheduling of marijuana from Schedule I to Schedule III under the Controlled Substances Act, recognizing its medical benefits while maintaining federal oversight.

To advance our U.S. entry strategy and assess potential divestitures of our businesses in Germany and Israel, we have engaged SSC Advisors to act as our financial advisors. The advisors are expected to provide customary financial advisory services, including strategic guidance on potential U.S. cannabis market entry, the identification of potential partners or acquirors, and management of any transaction processes related to our German and Israeli operations.

4 RefE, Entwurf eines Gesetzes zur Änderung des Medizinal-Cannabisgesetze des Bundesministeriums für Gesundheit vom 14.7.2025.
5 Gesetzesentwurf der Bundesregierung eines Ersten Gesetzes zur Änderung des Medizinal-Cannabisgesetzes vom 8.10.2025.
6 Abrufbar unter https://www.bundesgesundheitsministerium.de/service/begriffe-von-a-z/t/telemedizin.html

Economic Dependence

In Israel, we are substantially dependent on several categories of commercial agreements to ensure the continuity of our operations and maintain our revenues, including:

The intellectual property agreement dated April 2, 2019, as amended on January 1, 2021, between IMC Holdings and Focus (the “Focus IP Agreement”) and the services agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings and Focus, whereby IMC Holdings derives economic benefit from Focus and whereby Focus (i) uses the IMC brand on an exclusive basis for the sale of cannabis products; and (ii) engages IMC Holdings to provide certain management and consulting services.

As a result of this commercial relationship, we were dependent on Focus maintaining its licenses and any ancillary licenses required to conduct operations in the Israeli medical cannabis industry. On February 26, 2024, the parties to the Focus IP Agreement executed a cancellation note, thereby cancelling the Focus IP Agreement as of the signing date.

In addition, Rosen and Pharm Yarok signed a services agreement to use IMC Holdings for certain services such as administrative, financial, legal, and headquarters services. In consideration for the services Rosen and Pharm Yarok shall pay IMC Holdings on a quarterly basis (unless agreed otherwise by the Parties) an amount equal to an arm’s length calculation as determined from time to time. The allocation of charges is based on agreed key performance indicators and cost-sharing methodologies.

For additional information on potential risks arising from our economic dependence on Focus, its commercial and supply agreements with third parties and its pharmacy operations, see “Risk Factors” above.

In Germany, Adjupharm is substantially dependent on the supply, sales and distribution agreements with suppliers, German distributors, and pharmacies. Any failure to maintain the Adjupharm License in good standing could have a material adverse effect on our business, financial condition and results of operations. For additional information on potential risks arising from our dependence on Adjupharm’s operations, see “Risk Factors” above.

C.     Organizational Structure

We have one wholly-owned subsidiary, I.M.C. Holdings Ltd. (referred herein as IMC Holdings), incorporated in the State of Israel.

IMC Holdings has five wholly owned subsidiaries: I.M.C. Pharma Ltd. (referred herein as IMC Pharma), incorporated in the State of Israel; Focus Medical Herbs Ltd. (referred herein as Focus), incorporated in the State of Israel; R.A. Yarok Pharm Ltd. (referred herein as Pharm Yarok), incorporated in the State of Israel; and Rosen High Way Ltd. (referred herein as Rosen High Way), incorporated in the State of Israel; and  IM Cannabis Holding NL B.V Netherland (referred herein as IMC Holdings NL), incorporated in Netherland.

IMC Holdings also has four additional subsidiaries: Rivoly Trading and Marketing Ltd. d/b/a Vironna Pharm (referred herein as Vironna), incorporated in the State of Israel; Adjupharm GmbH (referred herein as Adjupharm), incorporated in Germany; Xinetza API Ltd. (referred herein as Xinetza), incorporated in the State of Israel; and Shiran Societe Anonyme (referred herein as Greece), incorporated in Greece.

The following chart illustrates our subsidiaries:

The proportion of voting power aligns with the proportion of interest held, as shown in the chart above.

D.     Property, Plants and Equipment

Total depreciated cost of property, plants and equipment as at December 31, 2025 was $3,711, compared to $3,730 as at December 31, 2024, representing a decrease of $19 or 1%.

Additional information set forth under Note 9 to the 2025 Annual Financial Statements.

IMC Holdings leases a 358 square-meter facility in Kibutz Glil Yam for administrative activities. The lease agreement will expire on September 1, 2026 and will be renewed upon agreement between the parties.

IMC Holdings sub leases the facility to Ewave Nadlan International Investments Ltd, a subsidiary of Ewave Group owned by Mr. Oren Shuater and Refael Gabay, pursuant to a sublease arrangement.

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

Item 5.     Operating and Financial Review and Prospects.

A.     Operating Results

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2025 incorporated by reference into this Form 20-F as Exhibit 15.4.

B.     Liquidity and Capital Resources

See the Management's Discussion and Analysis of the Company for the year ended December 31, 2025 incorporated by reference into this Form 20-F as Exhibit 15.4.

C.     Research and Development, Patents and Licenses, etc.

For a discussion of our licenses, see “Item 4.B. Business Overview”. For a description of our research and development programs and the amounts that we have incurred overthe last two years, please see “Item 5.A. Operating Results— Operating Expenses—Research and Development Expenses” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2025 to the year ended December 31, 2024— Research and Development Expenses, net.”

The following describes certain aspects of our operational activities and regulatory licenses in our principal markets, which support our research, product development and commercialization efforts.

Israel

We are concentrating on leveraging our skilled sourcing team and strategic alliances with Canadian suppliers and imports medical cannabis from third-party licensed facilities in Canada. We continue to import cannabis products and supply medical cannabis to patients through licensed pharmacies in Israel. To supplement growing demand, we continue our relationships with third-party cultivation facilities in Israel for the propagation and cultivation of our existing proprietary genetics and for the development of new products.

In addition, we operate through our subsidiaries who obtained a license from the IMCA to, among others, import cannabis products and supply medical cannabis to patients in Israel.

Pursuant to the applicable Israeli cannabis regulations, following the import of medical cannabis, medical cannabis products are packaged by contracted GMP licensed producers of medical cannabis. The packaged medical cannabis products are then sold by us under our brands to local Israeli pharmacies and, where permitted, to patients directly or through contracted distributors.

Germany

We continue to expand our presence in the German market by forging partnerships with pharmacies and distributors across the country and developing Adjupharm and its German Logistics Center as our European hub. Adjupharm sources its supply of medical cannabis for the German market from various EU-GMP certified European, Canadian and South African suppliers. The German Logistics Center is EU-GMP certified, which has enabled the upgrading of Adjupharm’s production technology and the increase of its storage capacity to accommodate its anticipated growth. Adjupharm has a certification for primary repackaging, making it one of a handful of companies in Germany fully licenced to repack bulk medical cannabis.

Adjupharm currently holds wholesale, narcotics handling, manufacturing, procurement, storage, distribution, and import/export licenses granted to it by the applicable German regulatory authorities.

D.     Trend Information

In each of the markets in which we operate, we must navigate evolving customer and patient trends in order to continue to be competitive with other suppliers of medical cannabis products.

In Israel, the number of licensed medical patients continues to increase and stood at approximately 137,900 as of February 2026, according to publicly available data. This figure is expected to grow in the coming years and may further benefit from regulatory change liberalizing the cannabis market in Israel. Moreover, the acquisitions of the Israeli Pharmacies positioned IM Cannabis as a large distributor of medical cannabis in Israel. As the Israeli cannabis market has become increasingly competitive, the ability to import premium cannabis from Canada is a key determinant of our success in Israel.

We are exposed to risks from an ongoing "Anti-Dumping" investigation by the Israeli Ministry of Economy and Industry into cannabis imports from Canada. The investigation, initiated in January 2024, examines potential harm to local producers and has led to various procedural extensions and legal challenges. In July 2024, a preliminary decision found evidence of dumping but did not impose temporary guarantees, prompting local growers to challenge this in court—ultimately without success. In November 2024, the Israeli Ministry of Economy and Industry recommended tax levies on Canadian imports, with non-cooperative companies facing a 175% tax, while cooperating importers would see lower rates starting at 2%. We have actively responded, presenting arguments to the Advisory Committee and engaging in legal proceedings to mitigate potential impacts. In April 2025, the Israeli Ministry of Treasury ruled over the Israeli Ministry of Economy and Industry’s recommendation to pose tax levies on Canadian cannabis imports. Such decision was later approved by the Israeli Attorney General in July 2025. However, If such levies are imposed in the future, they could materially increase our cost of goods sold for imported products and adversely affect our operating results and liquidity. For additional information on potential risks arising from the "Anti-Dumping" investigation, see “Risk Factors” above.

The German medical cannabis market has developed more slowly in recent years, primarily due to difficulties faced by patients in obtaining prescriptions and securing insurance reimbursement. In April 2024, legislation reforming certain aspects of cannabis regulation was approved by the German Bundestag and became effective. Following these developments, we have observed an increase in patients purchasing medical cannabis products on an out-of-pocket basis. We expect that continued regulatory developments may contribute to increased demand; however, there can be no assurance regarding the pace or extent of market expansion.

Other than as disclosed here and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition. For a discussion of trends, see “Item 4.B. Business Overview”.

E.     Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee. The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

We consider an accounting estimate to be “critical” if it requires significant judgment and if changes in assumptions could materially affect our consolidated financial statements. The significant accounting policies are described in the notes to our consolidated financial statements. The following discussion supplements those disclosures by highlighting the accounting estimates and judgments that we believe are most critical.

Functional currency and foreign currency translation

Management has determined that our functional currency is the Canadian dollar. This determination requires judgment and is based on the currency of the primary economic environment in which we generate and expend cash. Changes in the relative significance of our operations, cash flows and financing arrangements among jurisdictions could result in changes to this conclusion. See Note 2D in the 2025 Annual Financial Statements.

Fair value measurements (Level 3)

We measure certain financial instruments at fair value, and where quoted market prices are not available, fair value is determined using valuation techniques that incorporate unobservable inputs. These valuations involve significant estimation uncertainty due to the use of unobservable inputs, including discount rates, expected volatility, credit risk and liquidity assumptions. During the year ended December 31, 2025, key inputs included volatility rate of 67.72%. Change in this assumption could materially affect the estimated fair values. A 10% increase in the volatility rate would increase the fair value of these instruments by approximately $106. See Note 3K in the 2025 Annual Financial Statements.

Inventory valuation

Inventories are measured at the lower of cost and net realizable value, which requires estimates regarding future selling prices, demand, and the realizability of certain inventory items. These estimates are subject to uncertainty due to changes in market demand, pricing and regulatory conditions. During the year ended December 31, 2025, inventory write-downs have not been recorded. See Note 4A in the 2025 Annual Financial Statements.

Goodwill and intangible asset impairment

Goodwill and certain intangible assets are assessed for impairment at least annually, or when indicators of impairment exist. This assessment requires management to estimate future cash flows, including projected revenues, margins and long-term growth rates, and to select appropriate discount rates for the relevant cash-generating units. These estimates are inherently uncertain and are based on management’s expectations of future operating performance and market conditions. During the year ended December 31, 2025, the discount rates applied ranged from 19.07%-21.86% for the Israeli CGU, discount rate of 18.64% for the German CGU and long-term growth rate of 1.5% for both Israeli and German CGUs. A 1% increase in the discount rate and a 1% decrease in the long-term growth rate, would result in a decrease in the estimated recoverable amount of the cash-generating units and could result in an impairment charge of approximately $1,814. See Note 4A in the 2025 Annual Financial Statements.

Provisions and legal contingencies

We evaluate legal and other contingencies and recognize provisions when a present obligation exists and a reliable estimate can be made. These matters are inherently uncertain and may involve significant judgment. Outcomes could differ from management’s estimates. See Note 3L in the 2025 Annual Financial Statements.

Going concern

Our financial statements have been prepared on a going concern basis. Management’s going concern assessment involves judgment regarding forecasts of cash flows, available financing, and the timing and magnitude of expenditures. These forecasts are inherently uncertain and are based on assumptions regarding future revenues, operating costs and the availability and timing of additional financing. Management’s assessment is based on a forecast period of 12 months from issuance. If actual results differ from these assumptions, the Company may be required to seek additional financing or take other measures to sustain operations. These conditions raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include adjustments that would be required if we were unable to continue as a going concern. See Note 1D in the 2025 Annual Financial Statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth certain information with respect to our executive officers and directors as of the date of this Annual Report:

Name	Position(s) with us	Age	Other Directorships	Date of Initial Appointment
Oren Shuster(4)	Chief Executive Officer and Director	57	IMC Holdings; Focus; Pharm Yarok; Rosen High Way; IMC Pharma; IMC Farms; Ewave Group Ltd (“Ewave”) and its subsidiaries;	October 11, 2019
Asi Levi	Chief Financial Officer	46	-	December 11, 2025
Oz Adler	Chairman of the Board	39	Elbit Imaging Ltd; Clearmind Inc; Rail Vision Ltd; Jeffs’ Brands Ltd; and Polyrizon Ltd.	July 7 ,2025
Alon Dayan	Director	50	SciSparc Ltd; and ViewBix Inc.	December 31, 2025
Assaf Yitzhaik(1)	Director	53	Rani Zim Shopping Centers Ltd; Gix Internet Ltd; Clearmind Medicine Inc; Save Foods Inc; Jeffs’ Brands Ltd; Plyrizon Ltd; and Plentify Ltd;	September 15, 2025
Einat Zakariya(1)(2)(3)	Director	55	-	September 1, 2022
Eli Zamir(1)(2)	Director	56	Newmed Energy	September 15, 2025
Moti Marcus(1)(2)(3)	Director	63	-	September 12, 2022
Richard Balla	Chief Executive Officer of Adjupharm, a wholly owned subsidiary of the Company	40	-	March 21, 2019

Notes
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Governance and Nomination Committee.

The following are biographies of our directors and executive officers:

Oren Shuster

Mr. Shuster has served as our Chief Executive Officer since October 2019, founder and director of IMC Holdings since 2018, founder and director of Focus since 2010 and founder of Ewave and its subsidiaries. Mr. Shuster was appointed as Executive Chairman effective June 5, 2024.

Asi Levi

Mr. Levi has over 15 years of experience in finance and controlling roles, including serving as Chief Financial Officer of Water Ways Technologies Inc. and DekelOil CI, part of Dekel Agri-Vision Plc and as Controller of SciSparc Ltd. and A2Z Cust2Mate Solutions Corp. He has overseen fundraising efforts and handled financial planning, budgeting, and cash flow management in compliance with international financial reporting standards (IFRS) and other standards.

Oz Adler

Mr. Adler currently serves as the Chief Executive Officer and Chief Financial Officer of SciSparc Ltd., a pharmaceutical company specializing in cannabinoid-based therapeutics, and as Chief Executive Officer of Neurothera Labs Inc. He also serves as director in Clearmind Inc. since September 2021, a director in Rail Vision Ltd since May 2022, a director in Jeff’s Brands Ltd, since August 2022 and as director in Polyrizon Ltd. since October 2024. He has also held senior finance roles at Medigus Ltd., where he advised on initial public offering readiness and public filings, and began his career at Ernst & Young Israel, managing audits of public companies listed on TASE and North American markets. Throughout his career, Mr. Adler has led global strategic initiatives, capital raises, investor relations, and cross-border M&A activities.  Mr. Adler is a Certified Public Accountant (CPA) and holds a B.A. in Business Management and Accounting from the College of Management in Rishon LeZion.

Alon Dayan

Mr. Dayan, who is currently the Chief Executive Officer of KeepZone AI Inc., a position he has held since 2025, brings over 15 years of executive experience in the homeland security technology sector, with a proven track record of founding and scaling innovative companies focused on systems integration, secure communications, and international business development. As the founder and Chief Executive Officer of L1-Systems Ltd. since 2014, Mr. Dayan has led complex projects in homeland security solutions, intelligence systems and telecommunications, forging strategic partnerships for L1-Systems Ltd. across Latin America, Eastern Europe, and Western Europe. He serves as a Director at Scanary Ltd. (since 2024), SciSparc Ltd. (since 2021), and ViewBix Inc. (since 2019). In addition, he is the Chief Executive Officer of Keepzone AI Inc., since 2025. His earlier roles include Chief Executive Officer of Virtual Crypto Technologies Inc., where he spearheaded product development and global sales for cryptocurrency ATM technologies, and Business Development Manager at Elbit Systems Ltd., managing defense electronics sales to government and enterprise clients. Mr. Dayan holds a B.A. in Electrical and Electronic Engineering from Ariel University, Israel.

Assaf Yitzhaik

Mr. Yitzhaik is a seasoned businessman with over three decades of experience in retail and real estate. He is the owner of ASI Glasses, a long-established optics and optometry business in Israel, and maintains extensive real estate holdings both in Israel and abroad. Throughout his career, Mr. Yitzhaik has developed comprehensive financial literacy and a deep practical understanding of financial statements, budget management, and internal control systems. To further solidify his corporate expertise, he has successfully completed a formal Directors and Senior Officers Training Course, providing him with a robust foundation in corporate governance, regulatory compliance, and the fiduciary duties of board members. Mr. Yitzhaik currently serves as a director of several publicly traded companies, including Gix Internet Ltd., Rani Zim Shopping Centers Ltd., Save Foods, Inc., Plentify Ltd., Polyrizon Ltd., and Clearmind Medicine Inc. His extensive hands-on business experience, combined with his formal training, equips him with the critical analytical skills and professional judgment necessary for effective service as a member of an Audit Committee.

Einat Zakariya

Ms. Zakariya is an accomplished executive with over 30 years of management experience, having served as a chief executive officer, senior executive, and business owner. Since 2018, she has been the chief executive officer and partner of Liv Collection, a subsidiary of Ewave Holdings Ltd. Previously, she served as the chief executive officer and partner in The Promised Land, a subsidiary of Ewave Nadlan International Investments Ltd., from 2014 to 2018. With extensive expertise in the hotel industry and real estate business, Ms. Zakariya has led negotiations with capital investors and institutional partners, as well as overseeing development, marketing, and sales. She has also played a key role in managing teams and designing compensation and incentive structures. As a director for various companies, she has been actively involved in shaping compensation strategies, salary benchmarking, and developing bonus mechanisms, providing valuable insights into executive compensation policies and practices.

Eli Zamir

Mr. Zamir brings extensive expertise in finance, capital markets, and public company governance. He has served as chief executive officer of an underwriting firm, chief financial officer of a public real estate company, and raised significant institutional capital for private equity funds and public offerings. Mr. Zamir  also serves as  director at leading companies including NewMed Energy (since November 2024) and Invest Pro Ltd. (since 2017). He currently serves as the chief executive officer of Jeff's Brands Ltd. and continues to advise and lead M&A and financing activities in the renewable energy sector in Europe.

Moti Marcus

Mr. Marcus has served as the Chief Executive Officer of Packer Quality Metals Ltd., one of Israel’s largest metal processing companies, from 2020 to 2023. Mr. Marcus served as the Chief Executive Officer China Motors Ltd. From 2024 to 2025 Mr. Marcus is an experienced executive and manager, having worked on outlining business strategies, executive strategies, financial management, mergers and acquisitions, and restructuring. Mr. Marcus completed his bachelor’s degree in economics and accounting at Bar Ilan University and Tel Aviv University and his master’s degree in business management and finance at Bar Ilan University.

Richard Balla

Mr. Balla currently serves as the Chief Executive Officer of Adjupharm GmBH since 2018. Previously, Mr. Balla acted as a founder, early-stage shareholder, advisor, and director of multiple international companies in the pharmaceutical and medical cannabis sectors. Before his entrepreneurial career, Mr. Balla served as Head of Market and Product Development at ACA Müller Pharma AG, one of the first and leading parallel import companies in Germany. Mr. Balla holds a Bachelor of Business Administration degree from Gewerbe-Akademie Konstan.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.     Compensation

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about our philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate compensation provided to: (i) our Chief Executive Officer (“CEO”); (ii) our Chief Financial Officer (“CFO”); (iii) each of the three most highly compensated executive officers, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO , as at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer (as defined herein) under paragraph (iii) but for the fact that the individual was neither our executive officer or our subsidiaries, nor acting in a similar capacity, as at December 31, 2025, (collectively, the “Named Executive Officers”) and (v) the directors . During the year ended December 31, 2025, our Named Executive Officers were as follows:

(1)	Oren Shuster, CEO, Executive Chairman and a director;

(2)	Asi Levi, CFO;

(3)	Oz Adler, Chairman of the Board;

(4)	Richard Balla, Chief Executive Officer of Adjupharm, a wholly owned subsidiary of the Company;

(5)	Michal Lebovitz Nissimov, former General Counsel and Secretary;

(6)	Uri Birenberg, former CFO.

Compensation Philosophy and Objectives

The executive compensation program adopted by us and applied to our executive officers is designed to attract and retain qualified and experienced executives who will contribute to the success . The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Elements of Compensation

The compensation paid to executive officers in any year consists of three primary components:

1.	base salary;

2.	cash bonuses; and/or

3.	long-term incentives.

We believe that making a significant portion of executive officers’ compensation based on long-term incentives supports our executive compensation philosophy, as these forms of compensation allow those most accountable for our long-term success to acquire and hold Common Shares.

For the year ended December 31, 2025, the Board determined and administered all executive compensation based on recommendations by our compensation committee (the “Compensation Committee”).

The key features of these three primary components of compensation are discussed below:

1.	Base Salary

Base salary recognizes the value of an individual to us based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for executive officers are reviewed annually. Any change in the base salary of an executive officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to us and a review of our performance as a whole and the role such executive officer played in such corporate performance.

2.	Cash Bonuses

Cash bonuses for the executive officers are determined by reference to our actual performance relative to objectives and individual contributions toward such performance. All awards made to executive officers are subject to the review and approval of the Compensation Committee and Board and are examined in absolute terms as well as in relation to peer company performance. We currently do not have an established cash bonus plan or defined key performance indicators (“KPIs”) in place; however, the Compensation Committee is in the process of developing these frameworks for future implementation.

3.	Long Term Incentives

Long term incentives, such as Awards (as such term is defined in the Equity Incentive Plan), are intended to focus management’s attention on corporate performance over a period of time longer than one year in recognition of long-term horizons for return on investments and strategic decisions. The number of Awards given to each executive officer is determined by his or her position, past contribution and potential future contributions to us as well as the number and terms of Awards previously granted to the executive officer. The securities-based awards granted under the equity incentive plan for the Company (the “Equity Incentive Plan” or “Securities Based Compensation Arrangements”) are reviewed by the Compensation Committee. The Compensation Committee determines a meaningful level of Awards for our executive officers. The number of Awards are also influenced by the number of officers and key employees in the current year and the likelihood of grants in future years to officers and key employees.

Other than the Securities Based Compensation Arrangements, we do not have any other long-term incentive plans pursuant to which securities or cash compensation is intended to serve as an incentive for performance over a period greater than one financial year.

Effective March 31, 2025, the Board adopted the Equity Incentive Plan, which was ratified and approved by disinterested shareholders at our annual general and special meeting held on May 23, 2025. The Equity Incentive Plan replaced the stock option plan of the Company (the “Stock Option Plan”) and restricted share unit award plan of the Company (the “RSU Plan” and together with the Stock Option Plan, the “Predecessor Plans”). As at the date hereof, there are 28,269 Common Shares reserved for issuance pursuant to stock options (“Options”) issued under the Stock Option Plan (the “Predecessor Options”) and there are no Common Shares reserved for issuance pursuant to restricted share units (“RSUs”) issued under the RSU Plan. No further awards will be granted under the Predecessor Plans. The Stock Option Plan continues to exist but only for the purpose of governing the terms of Predecessor Options that were granted under the Stock Option Plan prior to the adoption of the Equity Incentive Plan.

Subject to any required Regulatory Approvals (as such term is defined in the Equity Incentive Plan) and, if applicable, shareholder approval required by a Regulatory Authority, Awards may be granted under the Equity Incentive Plan until the Equity Incentive Plan terminates in accordance with its terms.

Pursuant to the Equity Incentive Plan, the Board may grant Awards  to eligible persons as determined by the Equity Incentive Plan. Awards under the Equity Incentive Plan include Options, Stock Awards (as such term is defined in the Equity Incentive Plan) and RSUs. Award holders resident in Israel are subject to the Sub‑Plan for Award Holders in Israel (as such terms are defined in the Equity Incentive Plan).

The aggregate number of Common Shares which may be made available for issuance under the Equity Incentive Plan will not exceed with respect to the number of Common Shares issuable pursuant to all Awards, 20% of the total number of issued and outstanding Common Shares from time to time.

Summary of the Equity Incentive Plan

The following is a summary of the principal terms of the Equity Incentive Plan, which is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is attached as Schedule “B” to our management information circular dated March 31, 2025 and available under our SEDAR+ profile at www.sedarplus.ca. Capitalized terms in this section not otherwise defined, have their meanings ascribed to them in the Equity Incentive Plan.

•	The aggregate number of Common Shares issuable pursuant to all Awards shall not exceed 20% of the issued and outstanding Common Shares at the time of granting Awards (on a non-diluted basis).

•
If any Award expires or otherwise terminates for any reason without having been exercised, vested or purchased (as applicable) in full, the Common Shares in respect of such expired or terminated Award shall again be available for the purposes of granting Awards pursuant to the Equity Incentive Plan.

•
Subject to the provisions of the Equity Incentive Plan, the Board, or its delegate, shall have authority to interpret the Equity Incentive Plan and all Award agreements entered into in connection with the grant of Awards under the Equity Incentive Plan, to define the terms used in the Equity Incentive Plan and in all Award agreements entered into thereunder, to prescribe, amend and rescind the terms of the Equity Incentive Plan and to make all other determinations necessary or advisable for the administration of the Equity Incentive Plan.

•
The price per share at which any Common Share which is the subject of an Option may be purchased (the “Option Exercise Price”) will be established by the Board, or its delegate, subject to the rules of the regulatory authorities having jurisdiction over our securities, provided that the Option Exercise Price shall not be less than the greater of $0.05, and the closing market prices of the underlying securities on (a) the trading day prior to the date of grant of the Options, and (b) the date of grant of the Options. The term of each Option will be fixed by the Board, or its delegate, and set out in the applicable Award Certificate, subject to compliance with the Equity Incentive Plan and applicable securities laws and stock exchange policies.

•
Options granted pursuant to the Equity Incentive Plan shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Board, or its delegate, shall in each instance approve, which need not be the same for each grant or for each Awardee. Without limiting the foregoing, the Board, or its delegate, may permit the exercise of an Option through either a cashless exercise mechanism or net exercise mechanism pursuant to the terms of the Equity Incentive Plan.

•
Awards may be granted to Awardees as compensation for employment or consulting services or services as a director or officer and may entitle Awardees to receive, for no additional cash consideration, Common Shares upon specific time or other vesting conditions being met as determined by the Board, or its delegate. The value of Awards is influenced by the fair market value of the underlying Common Shares, as determined by the Board, or its delegate, pursuant to the terms of the Equity Incentive Plan.

•
If an Award expires, terminates or is cancelled within or immediately after a Black‑Out, the holder may elect to extend the term to the date that is 10 business days after the last day of the Black‑Out.

•
The maximum number of Common Shares which may be issued to any one Awardee, who is a Related Party may not exceed: (a) within any 12-month period under the Equity Incentive Plan is 5% of the number of Common Shares outstanding (on a fully-diluted basis) from time to time; and (b) at any time under the Equity Incentive Plan is 5% of the Common Shares outstanding on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules.

•
The maximum number of Common Shares which may be issuable to all Investor Relations Service Providers within any 12-month period under the Equity Incentive Plan shall not exceed 2% of the number of Common Shares outstanding.

•
The maximum number of Common Shares which may be issuable to all Related Persons at any time under the Equity Incentive Plan shall not exceed (a) 15% of the Common Shares outstanding on a fully-diluted basis from time to time; and (b) within any 12 month period under the Equity Incentive Plan 15% of the number of outstanding Common Shares on a fully-diluted basis from time to time, in each case unless shareholder approval is obtained pursuant to the Regulatory Rules. All Awards granted under the Equity Incentive Plan must be granted in accordance with the Equity Incentive Plan’s requirements and applicable Regulatory Rules, including where securityholder approval is required if, after the grant, the fully‑diluted thresholds for Related Person(s) would be exceeded.

•
In the event of an Award Holder’s death, any Vested Options pass to the Personal Representative and are exercisable on or before the earlier of (i) one year following the date of death and (ii) the applicable Expiry Date. In addition, any unvested RSUs or Stock Awards previously credited to the Award Holder’s account will be cancelled, and vested RSUs or Stock Awards will be paid to the Award Holder’s estate, with any settlement or redemption to occur within 12 months following the termination date. Unless the Board, or its delegate, determines otherwise, Awards held by or exercisable by a Personal Representative shall continue to vest in accordance with any Vesting schedule.

•
If an Award Holder ceases to hold the position for which an Option was granted (other than by reason of death or Disability), the Expiry Date of the Option is generally the earlier of (i) the original Expiry Date and (ii) 90 days after the cessation date; however, if the Award Holder resigns, the Expiry Date is generally 30 days after the cessation date (in each case unless otherwise determined by the Board, or its delegate, and expressly provided in the Award Certificate). For greater certainty, any unvested Options are immediately cancelled and forfeited to the Company for no consideration.

•
Where an Award Holder is terminated for cause, the Expiry Date of the Option is the cessation date, and any unvested Options are immediately cancelled and forfeited to the Company for no consideration.

•
Upon the occurrence of a Triggering Event, the Board, or its delegate, may, without the consent of Award Holders, (i) cause all or a portion of Awards to terminate, (ii) cause Awards to be exchanged for stock awards of another corporation, and/or (iii) cause Awards or portions thereof to become immediately exercisable, in each case as the Board, or its delegate, determines and subject to any required Regulatory Approvals. If the Board, or its delegate, wishes to cause all or a portion of Awards to terminate on the occurrence of a Triggering Event, it must give written notice to the applicable Award Holders not less than 10 days prior to consummation of the Triggering Event to permit exercise or purchase of the Vested portion of Awards prior to termination.

•
Subject to any required Regulatory Approvals, the Board, or its delegate, may amend the Equity Incentive Plan or any existing Award; however, if an amendment to an existing Award would (i) materially decrease the rights or benefits of an Award Holder or (ii) materially increase the obligations of an Award Holder, the Board, or its delegate, must also obtain the written consent of the Award Holder, unless otherwise excepted by the Equity Incentive Plan.

Risk Analysis

The Board and Compensation Committee considered risks associated with executive compensation and do not believe that our executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary, Named Executive Officers are compensated through the granting of Security Based Compensation Arrangements, which are compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over Security Based Compensation Arrangement vesting periods which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Under the stock trading policy we adopted on November 26, 2020, as amended from time to time, executive officers and directors are strongly discouraged but are not prohibited from purchasing financial instruments; however, we do not have any policies which prohibit the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Performance Graph

The following graph compares the cumulative total shareholder return by comparing a $100 investment in Common Shares on December 31, 2020, to the cumulative shareholder return of the CSE Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
IM Cannabis Corp.	$100.00	$42.03	$1.29	$0.46	$0.54	$0.23
CSE Composite Index	$100.00	$171.57	$132.1	$41.3	$33.71	$35.07

The trend in the above performance graph does not correlate to the trend of the compensation paid to the Named Executive Officers. As described under "Elements of Compensation", based salaries reflect each Named Executive Officer's primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. We believe that management must be compensated a minimum base salary for the value of the services provided, irrespective of our Common Share price performance. Pursuant to our Security Based Compensation Arrangements, we have Awards to our Named Executive Officers , each form a significant portion of compensation, and therefore the total compensation for the Named Executive Officers is directly affected by decreases or increases in the price of our Common Shares as the value of such Awards changes as our Common Share price changes.

Share-Based and Option-Based Awards

We recognize the importance of share-based and Option-based awards for retaining employees and keeping them motivated. New grants to employees are made based on the role and position of the employee, with consideration given to the limits imposed by our Securities Based Compensation Arrangements. The role of the Compensation Committee is to review management’s recommendations and provide feedback related to security-based compensation.

Compensation Governance

The Compensation Committee

The Compensation Committee is responsible for, among other things, developing and monitoring our overall approach to compensation issues and implementing and administering a system of compensation that provides for competitive Compensation.

The Compensation Committee conducts an annual review of our compensation issues and practices, including corporate goals and objectives relative to the compensation of our CEO and other senior officers, and makes a comprehensive set of recommendations to the Board during each calendar year.

The Compensation Committee is currently comprised of:

1.	Einat Zakariya (Chair);

2.	Eli Zamir; and

3.	Moti Marcus,

each of whom is considered “independent” as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”).

We have affirmatively determined that each member of the Compensation Committee qualifies as independent under Nasdaq rules applicable to board members generally and to Compensation Committee members. Under Nasdaq rules, Compensation Committee members must satisfy the additional independence criteria set forth in Rule 10C-1 of the Exchange Act and the rules of Nasdaq. To be considered independent for purposes of Rule 10C-1 of the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the Compensation Committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to us which is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by us to such director; and (ii) whether such director is affiliated with us, our subsidiary or an affiliate of a subsidiary . In addition, each expected member of the compensation committee is a “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.

In determining the members of the Compensation Committee, the Board looks at each director’s past experience and strives to include a range of skills and experiences to ensure that the members act independently and think analytically about our compensation practices.

Einat Zakariya

Ms. Zakariya has been actively involved in discussions on compensation strategies, salary benchmarking, and the development of bonus mechanisms in her role as a director for various companies. Her extensive leadership experience enables her to provide valuable insights into executive compensation policies and practices.

Eli Zamir

Mr. Zamir brings extensive expertise in finance, capital markets, and public companies governance. In the past, Mr. Zamir has served as chief executive officer of an underwriting firm, chief financial officer of a public real estate company, and raised significant institutional capital for private equity funds and public offerings. Mr. Zamir has also served as a directors at companies such as Formula Systems Ltd, Synopsys Israel Ltd, Solterra Energy Ltd, and NewMed Energy – L.P.. Mr. Zamir currently serves as the chief executive officer of Jeff's Brands Ltd. and continues to advise and lead mergers and acquisitions, and financing activities in the general sector in Europe. Mr. Zamir has served as a member in compensation committees in several companies and currently serves as a member of the compensation committee in NewMed Energy – L.P.

Moti Marcus

Mr. Marcus brings over 40 years of experience as chief financial officer and deputy chief executive officer of Diplomat, a leading company, and chief executive officer of several prominent companies in the Israeli economy. He has also served as a director in multiple organizations, where he played a key role in developing compensation and bonus structures. Mr. Marcus has led initiatives to design compensation frameworks aligned with adjusted bonuses and has established KPIs to ensure effective executive remuneration. His extensive financial and managerial expertise, combined with his hands-on experience in structuring executive compensation, contributes significantly to the Compensation Committee's decision-making process.

Together, the Compensation Committee members leverage their extensive experience in executive leadership, corporate governance, and financial management to assess and determine the suitability of our compensation policies and practices. During meetings of the Compensation Committee, their primary goal is to ensure that the compensation provided to the Named Executive Officers and other senior officers and executives, and directors, are determined with regard to our overall business strategies and objectives, such that the financial interest of the executive officers are aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives.

In the past, we used the benchmark method to determine the compensation for its directors and executive officers. Under the benchmark method, more than ten similar companies were reviewed to ensure that compensation to directors and executive officers is within the market range. In the past financial year, we have not formally conducted benchmarking against a peer group; however, we plan to utilize this method once again in the future.

Executive Compensation – Related Fees

In November 2024, we engaged J.T.G human resource consultation Ltd. (“Zviran”) to provide guidance on management and director compensation. As part of their engagement with us, Zviran provides key services in executive compensation analysis and policy development, including:

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

•	Equity Grant Policy Review – Evaluating our equity compensation strategy for Board members and executives, including grant methods, frequency, and valuation.

•	Equity Compensation Policy Development – Establishing an equity-based compensation framework, including:

o	Defining a capital compensation strategy.

o	Structuring an allocation model for existing and new employees, from the CEO and Board members downward.

o	Setting guidelines for equity content and reallocation policies.

o	Developing a multi-year allocation plan; and

o	Supporting Compensation Committee approval processes.

Through these services, Zviran assists us in maintaining a competitive and structured executive compensation framework aligned with industry's best practices. Zviran’s engagement with we are strictly limited to the services outlined above. No other services have been provided to us by Zviran. Any additional services that Zviran, its advisors, or any of its affiliates may provide to us at the request of management must receive prior approval from the Board or Compensation Committee. We will pay Zviran approximately NIS 70 thousand and (CA $ 27) for these services.

Executive Compensation – Related Fees

Summary Compensation Table

The following table sets out all direct and indirect compensation paid by us for, or in connection with, services provided to us and our subsidiaries for our three most recently completed financial years in respect of our CEO, CFO and our Named Executive Officers:

Name and Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Oren Shuster(4) CEO, Executive Chairman and Director	2025	526,397	Nil	Nil	Nil	Nil	Nil	Nil	526,397
	2024	484,697	Nil	45,591	Nil	Nil	Nil	Nil	530,288
	2023	476,266	Nil	331,802	Nil	Nil	Nil	Nil	818,068
Asi Levi(5) CFO	2025	12,455	Nil	Nil	Nil	Nil	Nil	Nil	12,455
Uri Birenberg(6) Former CFO	2025	384,701	Nil	Nil	Nil	Nil	Nil	Nil	384,701
	2024	330,238	Nil	Nil	Nil	Nil	Nil	26,064	356,302
	2023	73,558	Nil	Nil	Nil	Nil	Nil	Nil	73,558
Richard Balla Chief Executive Officer of Adjupharm	2025	192,000	Nil	Nil	96,000	Nil	Nil	29,133	317,133
	2024	193,608	Nil	Nil	88,908	Nil	Nil	31,035	313,551
	2023	175,385	Nil	Nil	87,692	Nil	Nil	30,895	293,972
Michal Lebovitz Nissimov Former General Counsel and Secretary(7)	2025	242,509	Nil	Nil	Nil	Nil	Nil	Nil	242,509
	2024	192,877	Nil	828	Nil	Nil	Nil	Nil	193,705
	2023	119,088	Nil	1,099	Nil	Nil	Nil	Nil	120,187
Marc Lustig, former Executive Chairman(8)	2024	22,400	Nil	Nil	Nil	Nil	Nil	Nil	22,400
	2023	129,920	79,959	Nil	Nil	Nil	Nil	Nil	209,879
Oz Adler, Executive Chairman(9)	2025	36,293	Nil	Nil	Nil	Nil	Nil	Nil	36,293

Notes:

(1)
Each of Messrs. Shuster, Levi, Birenberg, Fisher, and Mrs. Lebovitz Nissimov received their compensation in NIS and Mr. Balla received his compensation in Euros. All salaries were converted to CAD pursuant to the average Bank of Canada rate for the applicable fiscal year.

(2)
We used the Black-Scholes pricing model as the methodology to calculate the grant date fair value, and relied on the following the key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 0.42% to 4.21% (ii) expected dividend yield of 0%; (iii) expected volatility of 76.28% to 82.31%; and (iv) a term of 2 to 10 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(3)	All other compensation includes cash bonuses.
(4)
Oren Shuster, through Ewave, a company in which he controls, entered into a consulting agreement with us pursuant to which he is paid NIS 108,350 plus VAT per month (approximately $43,900 plus tax per month) in consideration of his services as CEO. Mr. Shuster did not earn consideration for his role as Chairman and nor as a director of us during the fiscal years ended December 31, 2025, 2024 and 2023.

(5)	Mr. Levi was appointed as our CFO effective December 11, 2025.
(6)	Mr. Birenberg was appointed our CFO effective October 10, 2023 and served as our CFO until January 5, 2026.
(7)	Michal Lebovitz Nissimov was appointed as our General Counsel and Secretary effective April 14, 2023 and served as our General Counsel and Secretary until January 15, 2026.
(8)	21,949 Warrants are held by Marc Lustig. Mr. Lustig resigned from his role as a director effective June 5, 2024.
(9)	Mr. Adler was appointed as our Chairman of the Board effective July 7, 2025.

Outstanding Option-Based Awards and Share-Based Awards

The following table is a summary of all outstanding Option-based awards and share-based awards of our CEO, CFO and our Named Executive Officers as of December 31, 2025:

	Option-based Awards
Name	Number of securities underlying unexercised Options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(2)
Oren Shuster	21,875	3.00	October 4, 2026	Nil
Asi Levi	Nil	Nil	Nil	Nil
Uri Birenberg (Former CFO)	Nil	Nil	Nil	Nil
Oz Adler	Nil	Nil	Nil	Nil
Richard Balla	625	96.00	July 30, 2029	Nil
Michal Lebovitz Nissimov (Former General Counsel and Secretary)	500	3.00	October 4, 2026	Nil

Notes:

(1)	Each Option entitles the holder to purchase one Common Share.

(2)	As of December 31, 2025, the closing price of the Common Shares, was US$1.39 per Common Share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of Option-based awards and share-based awards that vested during the year ended December 31, 2025, and the value of non-equity incentive plan Compensation earned during the year ended December 31, 2025:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Oren Shuster	69	Nil	Nil
Asi Levi	Nil	Nil	Nil
Uri Birenberg	Nil	Nil	Nil
Oz Adler	Nil	Nil	Nil
Richard Balla	Nil	Nil	Nil
Michal Lebovitz Nissimov	2	Nil	Nil

Notes:

(1)	As of December 31, 2025, the closing price of the Common Shares was US$1.39 per Common Share.
PENSION PLAN BENEFITS

There are no pension plan benefits in place for our Named Executive Officers or our directors.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than described below, no Named Executive Officer has entered into an arrangement with us or a our subsidiary that provide for payments to the Named Executive Officers in connection with any termination or change of control beyond any payment that a Named Executive Officer may be entitled to pursuant to applicable employment standard law:

Oren Shuster

Effective January 15, 2018, we and Ewave entered into a management services agreement (the “Shuster Agreement”) pursuant to which Oren Shuster was engaged to provide CEO services to us. Mr. Shuster is employed and compensated by Ewave. Pursuant to the terms and conditions of the Shuster Agreement, Ewave charges a monthly fee of NIS 108,350 plus VAT (approximately $43,900 plus tax per month). Either party may terminate the agreement at any time for any reason upon three months’ notice with continuing payments during such notice period. We, through our subsidiary, may terminate the agreement forthwith for cause without notice.

DIRECTOR COMPENSATION

The objective of our compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance our sustainable profitability and growth. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

Director Compensation Table

The following table sets out certain information respecting the compensation paid to our directors who were not our CEO, CFO or our Named Executive Officers during the year ended December 31, 2025:

Name(1)	Fees earned ($)(2)	Share-based awards ($)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Oz Adler(4)	36,293	Nil	Nil	Nil	Nil	Nil	36,293
Brian Schinderle(5)	54,799	Nil	Nil	Nil	Nil	Nil	54,799
Moti Marcus(6)	80,635	Nil	Nil	Nil	Nil	Nil	80,635
Einat Zakariya(8)	76,054	Nil	Nil	Nil	Nil	Nil	76,054
Shmulik Arbel	44,373	Nil	Nil	Nil	Nil	Nil	44,373
Alon Dayan(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Eli Zamir(9)	24,150	Nil	Nil	Nil	Nil	Nil	24,150
Assaf Yitzhaik(10)	24,150	Nil	Nil	Nil	Nil	Nil	24,150

Notes:

(1)
Each of Mr. Marcus Ms. Zakariya and Mr. Arbel received their compensation in NIS and Mr. Schinderle received his compensation in USD. All salaries were converted to CAD pursuant to the average Bank of Canada rate for the applicable fiscal year. L5 Capital received their fees in CAD.

(2)
Other than with respect to Mr. Lustig, each director was entitled to a $13,750 payment per quarter for their role as a director . For each Audit Committee meeting, the Chair received a $1,500 payment and each other member received a $1,000 payment and for each of the Compensation Committee and Governance and Nomination Committee meetings, the Chair received a $1,200 payment and each other member received a $700 payment.

(3)
We used the Black-Scholes pricing model as the methodology to calculate the grant date fair value and relied on the following key assumptions and estimates for each calculation under the following assumptions: (i) risk free interest rate of 3.23% (ii) expected dividend yield of 0%; (iii) expected volatility of 128.1% to 137.34%; and (iv) a term of 2 years. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(4)	Mr. Adler was appointed as director and Chairman of the Board on September 15, 2025.

(5)	Mr. Schinderle resigned from the Board effective September 15, 2025. As a director, Mr. Schinderle received compensation through Solidum Capital Advisors LLC.

(6)	Mr. Marcus receives compensation through Marcus Management Services Ltd.

(7)
Mr. Arbel resigned from the Board effective September 15, 2025. As a director, Mr. Arbel received additional compensation for his services as an adviser to us. This compensation was received in NIS and converted to CAD pursuant to the average Bank of Canada rate for the applicable fiscal year.

(8)	Mr. Dayan was appointed as director on December 31, 2025.

(9)	Mr. Zamir was appointed as director on September 15, 2025.

(10)	Mr. Yitzhaik was appointed as director on September 15, 2025.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of our directors, other than directors who currently serve as our CEO, CFO, or are our Named Executive Officers, all share-based awards and Option-based awards outstanding at the end of the year ended December 31, 2025:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Oz Adler	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Brian Schinderle	1,500	3.00	October 4, 2026	Nil	Nil	Nil	Nil
Moti Marcus	1,500	3.00	October 4, 2026	Nil	Nil	Nil	Nil
Einat Zakariya	1,500	3.00	October 4, 2026	Nil	Nil	Nil	Nil
Shmulik Arbel	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Marc Lustig	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Alon Dayan	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Assaf Yitzhaik	Nil	N/A	N/A	Nil	Nil	N/A	N/A
Eli Zamir	Nil	N/A	N/A	Nil	Nil	N/A	N/A

Notes:

(1)	Each Option entitles the holder to purchase one Common Share.

(2)	The closing price of the Common Shares as at December 31, 2025 was US$1.39 per Common Share.
Directors’ Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of our directors, other than directors who are also currently Named Executive Officers, the value of Option-based awards and share-based award that vested during the year ended December 31, 2025, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2025

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian Schinderle	62	Nil	Nil
Moti Marcus	62	Nil	Nil
Einat Zakariya	62	Nil	Nil
Assaf Yitzahik	NA	NA	NA
Eli Zamir	NA	NA	NA

Note:

(1)	The closing price of the Common Shares as of December 31, 2025 was US$1.39 per Common Share.

C.     Board Practices

Overview

By ordinary resolution of our shareholders, held on May 23, 2025, the number of directors was set at five and the Board currently consists of seven directors. Five out of our seven directors were elected and appointed to hold office until the earlier of the next annual general meeting of our shareholders or until his or her office is vacated, in accordance with the articles of the Company (the “Articles”) and BCBCA, while the remaining two were elected by the Board by ordinary resolution. The directors may, from time to time, appoint such officers as the directors determine and the directors may, at any time, terminate any such appointment. Please also refer to “Directors and Senior Management” above for further details regarding the periods of service of each of our current directors and officers.

Other than as disclosed under “Item 6.B. Compensation” above, we did not have any service contracts with any of our independent directors.

The Board views effective corporate governance as an essential element for the effective and efficient operation of ours. We believe that effective corporate governance improves corporate performance and benefits all of its shareholders. The following statement of corporate governance practices sets out the Board’s review of our governance practices relative to Form 58-101F1 under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”).

Board

The Board is responsible for supervising the management of our business and affairs. The independent directors, as such term is defined in NI 58-101 and NI 52-110 and Rule 5605(a)(2) of the Nasdaq rules, are Moti Marcus, Einat Zakariya, Oz Adler, Asaf Itschaik, Alon Dayan and Eli Zamir. Oren Shuster is not an -independent director by virtue of his role as our Chief Executive Officer. Accordingly, a majority of the Board, as currently constituted is independent. The Board facilitates its exercise of independent supervision through regular meetings, including meetings  of the independent directors held without management present.

The information regarding how long each director has served as a director can be found under “Item 6.A. Directors and Senior Management.”

The attendance of each director at Board meetings and committee meetings, since the beginning of the most recently completed financial year, was as follows:

Name of Director	Board	Audit Committee	Compensation Committee	Special Committee
Oz Adler	8/19	1/7	NA	N/A
Oren Shuster	19/19	1/7	NA	N/A
Moti Marcus	19/19	7/7	NA	1/1
Einat Zakariya	18/19	6/7	2/2	N/A
Brian Schinderle(2)	13/19	5/7	NA	N/A
Shmulik Arbel(3)	12/19	1/7	NA	N/A
Alon Dayan(4)	NA	NA	NA	N/A
Assaf Yitzahik(5)	6/19	2/7	2/2	1/1
Eli Zamir(6)	6/19	2/7	2/2	1/1

Notes:

(1)	Marc Lustig resigned as Executive Chairman and a director effective June 5, 2024.

(2)	Brian Schinderle resigned as a director effective September 15, 2025.

(3)	Shmulik Arbel resigned as a director effective September 15, 2025.

(4)	Alon Dayan was appointed as director effective December 31, 2025.

(5)	Assaf Yitzhaik was appointed as director effective September 15, 2025.

(6)	Eli Zamir was appointed as director effective September 15, 2025.

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

The Board has plenary power to manage and supervise the management of our business and affairs and to act in our best interests. The Board is responsible for our overall stewardship and approves all significant decisions that affect us before they are implemented, as well as overseeing the implementation of such decisions and reviewing the results thereof. Any related party transaction, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), is subject to review by the independent directors or an independent committee thereof in accordance with the BCBCA .

In order to exercise their duties appropriately, the Board may at any time retain outside financial, legal or other advisors at our expense. In addition, any director may, subject to the approval of the Governance and Nomination Committee, retain an outside financial, legal or other advisor at the expense .

The roles and responsibilities of the Chairman of the Board is set out in the Mandate of the Board. The Board has not developed written position descriptions for the chair of each Board committee. The persons acting as chairs of Board committees have the experience and expertise necessary to assess the role they must play in the context of a public company. We have adopted a position description for the CEO, summarized as follows.

CEO Position Description

The CEO is responsible for leading our business and affairs through the development and implementation of plans, policies, values, strategies, specific goals and budgets for our growth and operation with the objective of maximizing our long-term success and creating shareholder value. The CEO will report directly to the Board and shall respect the Board’s independence and discuss all major corporate commitments and strategies with the Board before they are undertaken. In fulfilling their responsibilities, the CEO shall foster a corporate culture that promotes and encourages high ethical and moral standards, individual integrity and compliance with applicable laws and regulations and policies implemented by us that further such objectives.

Specific Responsibilities

The CEO is specifically responsible for:

(a)	overseeing that our day-to-day business affairs are appropriately managed and taking steps to maintain and enhance an effective senior management team reporting to the CEO;

(b)	recommending to the Board our financial and operating goals and objectives and, following approval by the Board thereof, consistently striving to achieve such goals and objectives;

(c)	formulating, and presenting to the Board for approval, long-term business plans, strategies and policies having the objective of maximizing our long-term success and the creation of shareholder value;

(d)	together with other senior management, as are appropriate, developing and recommending to the Board annual business plans and budgets that support our long term business plans and strategies;

(e)	developing and implementing, with our senior management, plans, strategies, budgets and policies necessary to achieve our goals and objectives;

(f)	supervising, maintaining and deploying our resources – human, financial or otherwise – with the purpose and objective of achieving our operating goals and objectives;

(g)
keeping the Board informed in a timely and candid manner of our progress towards the achievement of its strategic and operational goals and objectives and of all material deviations from the goals, objectives, plans, strategies, budgets or policies established by the Board;

(h)
overseeing, evaluating and taking steps to enhance, where necessary, the integrity and reliability of our internal controls, including its management information systems and financial reporting, and establishing, maintaining, designing and evaluating disclosure controls and procedures for us;

(i)	identifying and managing business risks we faced, including overseeing the design and implementation of appropriate systems and procedures to effectively monitor, manage and mitigate such risks;

(j)	ensuring that the Board has regular exposure to our senior management and overseeing the development and succession of our senior management team;

(k)	evaluating the performance of our senior management and making recommendations with respect to their compensation;

(l)	maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating a diverse group of top-quality employees at all levels;

(m)	serving as our principal spokesperson and ensuring that information communicated to the public fairly portrays our position and that timely and continuous disclosure of our obligations are met;

(n)
representing us in a such a way so as to enhance and maintain our reputation and to promote positive relationships with shareholders, suppliers, contractors, clients, service providers, strategic partners, creditors, financial institutions, local communities, all levels of government and the media; and

(o)	fulfilling all other responsibilities as assigned by the Board, in the manner expected by the Board.

In addition, the CEO has the responsibilities specified in their employment agreement with us.

Other Reporting Issuer Experience

Other than as disclosed under “Item 6.A. Directors and Senior Management” above, none of our directors are currently directors of other reporting issuers (or equivalent) in a jurisdiction of Canada or a foreign jurisdiction.

Orientation and Continuing Education of Board Members

We currently do not have any formal orientation or continuing education programs in place for new directors, though it is encouraged for all members. Board meetings are sometimes held at our facilities, with some directors residing in Israel attending in person, while others participate via Zoom, and are combined with tours and presentations by management and employees to give the Board additional insight into our business. In addition, management makes itself available for discussion with all Board members. Management does provide regular reporting, both on our business and opportunities, as well industry trends and opportunities.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict-of-interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure that the Board operates independently of management and in our best interests. In addition, the Board adopted a Code of Business Conduct and Code of Ethics, which applies to all Company’s personnel, including all members of the Board, to conduct all Company’s affairs in accordance with all applicable laws, rules and regulations of the jurisdictions in which it does business. Refer to Item 16.B – “Code of Ethics” for additional information.

The Code of Business Conduct and Code of Ethics are available on SEDAR+ at www.sedarplus.ca and on our website at https://investors.imcannabis.com/corporate-governance/governance-documents. The Board monitors compliance with the Code of Business Conduct and Code of Ethics by requiring that all of our employees and executive officers certify that they have read, understood and agreed to be bound by the Code of Business Conduct and Code of Ethics.

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

Compensation of Directors and Officers

For more information of our compensation practices, please see the section entitled “Item 6.B. Compensation” above.

The Compensation Committee reviews and determines the compensation of directors and officers. The Compensation Committee is comprised entirely of independent directors and meets at least annually to establish, administer and evaluate the compensation philosophy, policies and plans for directors and officers regarding director and executive compensation. The Compensation Committee reviews the performance and determines the compensation of the CEO based on criteria, including our performance and accomplishment of long-term strategic objectives. The Compensation Committee further reviews each individual officer’s performance and determines compensation that is comparable to similarly situated officers in comparable companies. The full text of the Compensation Committee charter is posted on our website at https://investors.imcannabis.com/corporate-governance/governance-documents

Other Board Committees

As of the date hereof, our standing committees are the Audit Committee, Compensation Committee and Governance and Nomination Committee.

Audit Committee

Pursuant to NI 52-110, we are required to have an audit committee comprised of not less than three directors, a majority of whom are not our officers, control persons or employees or our affiliate. NI 52-110 requires us to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

We have affirmatively determined that each member of the Audit Committee qualifies as independent under Nasdaq rules applicable to board members generally and to audit committee members. Under Nasdaq rules, audit committee members must satisfy the additional independence criteria set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of Nasdaq. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the Board, or any other Board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Audit Committee’s Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements, and annual audited financial statements, together with other of our financial information and for ensuring that Management fulfills our financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process, unaudited interim financial statements, and annual audited financial statements, together with other of our financial information. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements, and annual audited financial statements, together with other of our financial information for issuance to the shareholders.

The Audit Committee meets regularly on a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by the Board.

Pursuant to NI 52-110, the Audit Committee is required to have a charter. The full text of the Audit Committee’s charter is posted on our website at https://investors.imcannabis.com/corporate-governance/governance-documents.

Composition of the Audit Committee

The members of the Audit Committee are:

Name	Independence(1)	Financial Literacy(2)
Moti Marcus (Chair)	Independent	Financially literate
Asaf Yitzhaik	Independent	Financially literate
Eli Zamir	Independent	Financially literate

Notes:

1.	Within the meaning of subsection 1.4 of NI 52-110 and as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

2.	Within the meaning of subsection 1.6 of NI 52-110, Item 407(d)(5)(ii)-(iii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules.

Relevant Education and Experience

For information on the relevant education and experience of each Audit Committee member, please see the section entitled “Item 6.A. Directors and Senior Management”.

Audit Committee Oversight

At no time since the commencement of our most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed fiscal year have we relied on an exemption from the provisions of NI 52-110.

For a discussion of the Audit Committee’s pre-approval policies and procedures, see “Item 16C.”

Compensation Committee

For information of our compensation practices, please see the sections entitled “Compensation of Directors and Officers” and “Item 6.B. Compensation”.

Governance and Nomination Committee

The purpose of the Governance and Nomination Committee is to develop and monitor our approach to:

(i)	matters of governance; and

(ii)	the nomination of directors to the Board.

The current members of the Governance and Nomination Committee are:

Name	Independence(1)
Einat Zakariya (Chair)	Independent
Oren Shuster	Non - Independent
Moti Marcus	Independent

The Governance and Nomination Committee is not comprised of entirely independent directors as determined under Rule 5605(a)(2) of the Nasdaq Stock Market Rules and as defined in NI 52-110; however, the Governance and Nomination Committee monitors best practices for governance and annually reviews our governance practices and disclosures to ensure that it continues to exemplify high standards of corporate governance. The Governance and Nomination Committee reviews the Mandate of the Board, the charters of each of the committees, and the methods and processes by which the directors fulfill their respective duties and responsibilities to ensure that they meet all applicable regulatory requirements and best practices. The full text of the Governance and Nomination Committee charter is posted on our website at https://investors.imcannabis.com/corporate-governance/governance-documents

Assessment of Directors, the Board and Board Committees

The Board acts in accordance with the Mandate of the Board, Audit Committee charter, Compensation Committee charter and Governance and Nomination Committee charter, as applicable, to monitor the adequacy of information given to directors, the communications between the Board and management, and the strategic direction and processes of the Board and its committees to satisfy themselves that the Board, its committees, and its individual directors are performing effectively. A copy of the Mandate of the Board is posted on our website at https://investors.imcannabis.com/corporate-governance/governance-documents

Policies Regarding the Representation of Women on the Board

We do not have a written policy relating to the identification and nomination of women directors. When considering and recommending qualified director nominees, the Governance and Nomination Committee evaluates all candidates on their skills and experience in the context of what the Board as a whole requires to be effective, taking the background and diversity, including gender, of all directors and nominees into consideration.

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

Number of Women on the Board and in Executive Officer Positions

As of the date of this Annual Report there is one woman on the Board and two in an Executive Officer position.

D.     Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2023	95	-	95
Fiscal 2024	55	-	55
Fiscal 2025	44	-	44

None of our employees are members in a labor union.

The following table sets forth the number of employees we had at the end of each fiscal period per geographic location:

Year	Israel	Germany	Canada	Total
Fiscal 2023	77	18	-	95
Fiscal 2024	35	20	-	55
Fiscal 2025	21	23	-	44

E.     Share Ownership

As of the date of this Annual Report, our directors and executive officers, as a group, beneficially own an aggregate of 908,550 Common Shares, on an undiluted basis, and 1,174,673 Common Shares on a partially diluted basis, representing approximately 14.88% and 19.21%, respectively, of our outstanding Common Shares.

Detailed information regarding the beneficial ownership of our directors and executive officers is set forth in “Item 7.A. – Major Shareholders.”

We maintain Securities-Based Compensation Arrangements pursuant to which options and restricted share units may be granted to directors, officers and employees. Except for such arrangements, we do not maintain any other equity arrangements involving employees in our capital structure. For additional information, see “Item 6.B. – Compensation.”

F.     Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

The following table provides information with respect to the beneficial ownership of our Common Shares as of March 30, 2026:

•	each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of any class of our shares;

•	each of our Named Executive Officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares that can be acquired within 60 days after March 30, 2026.

The percentage ownership information shown in the table is based on 6,223,323 Common Shares outstanding as of March 30, 2026.  Each Common Share has one vote per share. For further information regarding the voting rights of Common Shares, see Exhibit 2.1, “Description of Securities”.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares subject to Options and Warrants held by that person that are immediately exercisable or exercisable within 60 days of March 30, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated, addresses of the directors, executive officers and named beneficial owners are in our care at 3606 – 833 Seymour Street, Vancouver, British Columbia V6B 0G4.

For additional information regarding the options reported in the following table, see “Item 6.B. Compensation-Executive Compensation-Outstanding Equity Awards at Fiscal Year End”.

Name of Beneficial Holder	Number of Common Shares Beneficially Held	Number of Common Shares Underlying Options	Option Exercise Price ($)	Option Expiration Date	Restricted Share Units	Debentures	Warrants	Total Convertible Securities	Percentage of Common Shares Beneficially Held Undiluted	Percentage of Common Shares Beneficially Held Partially Diluted
Holders of more than 5% of our voting securities:
Oren Shuster*(1)	898,350	21,875	3.00	October 4, 2026	Nil	46,512	194,111	262,498(1)	14.72%	19.02%
Rafael Gabay(2)	518,525	Nil	Nil	Nil	Nil	46,396	194,087	240,483	8.49%	12.43%
Directors and senior management who are not 5% holders:
Oz Adler*	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alon Dayan*	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Asi Levi	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Assaf Yitzhaik*	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Einat Zakariya*	10,200	1,500	3.00	October 4, 2026	Nil	Nil	Nil	1,500	**	**
Eli Zamir*	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Moti Marcus*	Nil	1,500	3.00	October 4, 2026	Nil	Nil	Nil	1,500	Nil	**
Richard Balla	Nil	625	96.00	July 30, 2029	Nil	Nil	Nil	625	Nil	**
All directors and senior management as a group (8 persons):
	908,550	21,875			Nil	46,512	194,111	266,292	15.41%	19.93%

*Indicates director of the Company

** Less than 1%

Notes:

(1)
769,532 Common Shares and 194,111 Warrants are held by Oren Shuster directly and 128,818 Common Shares are held indirectly through Ewave, a privately-held entity of which Mr. Shuster owns and controls 50% of the outstanding voting rights. Mr. Shuster also holds 46,512 convertible debentures.

(2)
518,500 Common Shares and 194,087 Warrants are held by Rafael Gabay directly and 25 Common Shares are held indirectly by Ewave, a privately-held entity of which Mr. Gabay owns and controls 50% of the outstanding voting rights. Mr. Gabay also holds 46,396 convertible debentures.

Changes in Percentage Ownership by Major Shareholders

The major changes in the last three years in the percentage ownership of individuals who beneficially own 5% of the outstanding voting rights attached to our Common Shares were:

During fiscal years 2024 and 2025, Oren Shuster, Marc Lustig and Rafael Gabay exercised control or direction over 5% or more of the voting rights attached to the outstanding Common Shares , but they did so in greater percentage.

Over the course of 2025, and as of the date of this Annual Report, the beneficial ownership percentage of Oren Shuster, March Lustig and Rafael Gabay decreased from 37.55% to 23.21%, while Marc Lustig is no longer a beneficial owner of 5% of our outstanding Common Shares.

Our security holders who beneficially own five percent (5%) or more of any class of our shares do not have different voting rights.

Record Holders

As of March 30, 2026,  there were 20 holders of record of our Common Shares. The number of holders of record does not include beneficial owners whose Common Shares are held in street name by brokers and other nominees. The number of holders of record also does not include holders whose shares may be held in trust by other entities.

We do not have any other equity arrangements for involving employees in our capital, except for the grant of Options and RSUs pursuant to our Securities Based Compensation Arrangements at the discretion of the Board. Refer to “Item 6.B. - Compensation,” for the details of the options held by our directors and executive officers as at December 31, 2025 and for a detailed description of our Securities Based Compensation Arrangements.

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

B.     Related Party Transactions

Approval of Related Party Transactions

All related party transactions are reviewed and approved by our Board of Directors or an independent committee thereof in accordance with applicable corporate governance requirements and, where applicable, MI 61-101. Unless applicable exemptions from the requirements of MI 61-101 apply, related party transactions are subject to formal valuation and minority shareholder approval. Minority shareholder approval excludes the votes of any interested party or related parties of an interest party from the votes counted in the shareholder approval.

Employment and Management Agreements

We have entered into written employment or service agreements with certain of our executive officers. These agreements contain customary provisions regarding confidentiality, assignment of inventions and, where applicable, non-competition, subject to applicable law. We have also entered into indemnification agreements with our directors and officers and maintain directors’ and officers’ liability insurance.

Effective January 15, 2018, we and Ewave entered into a management services agreement (the “Shuster Agreement”) pursuant to which Oren Shuster provides services as our Chief Executive Officer. Mr. Shuster is employed and compensated by Ewave. Pursuant to the Shuster Agreement, Ewave charges a monthly fee of NIS 108,350 plus VAT (approximately $43,900 plus tax per month). Either party may terminate the agreement upon three months’ prior notice, during which payments continue. We may terminate the agreement immediately for cause without notice. Ewave, which is jointly owned by Mr. Shuster and Rafael Gabay, is a related party to us.

Equity Compensation

See Item 6B – “Compensation” for a description of our Securities-Based Compensation Arrangements.

Transactions Since January 1, 2023

For purposes of this section, related parties include (i) our directors and executive officers; (ii) beneficial owners of 10% or more of our voting power; (iii) entities controlled by such persons; and (iv) other persons or entities meeting the definition of a related party under applicable securities laws and IFRS.

IMC Holdings leases a 358 square-meter facility in Kibutz Glil Yam for administrative activities. Since August 2024,  IMC Holdings sub leases the facility to Ewave Nadlan International Investments Ltd, a subsidiary of Ewave Group owned by Mr. Oren Shuater and Refael Gabay, pursuant to a sublease arrangement.

On April 2, 2019, IMC Holdings and Focus entered into the Focus Agreement, pursuant to which IMC Holdings obtained an option to acquire all ordinary shares of Focus held by Messrs. Shuster and Gabay. Following IMCA approval on February 26, 2024, IMC Holdings acquired 74% of Focus. On September 2024, the Board engaged an independent third-party valuator to determine the purchase price of the remaining 26% interest. The purchase price was determined to be NIS 818,740 (the “Focus Purchase Price”). To preserve cash, we agreed to settle the Focus Purchase Price through the issuance of 128,818 Common Shares at a deemed price of C$2.44 per share, equal to the ten-day VWAP on the CSE prior to shareholder approval. The Common shares were subject to a four-month and one-day hold period and applicable U.S. Securities Act legends.

Certain insiders participated in tranches of the LIFE Concurrent Offering and LIFE Offering in 2023. These transactions constituted related party transactions under MI 61-101, and we relied on applicable exemptions based on the relative size of insider participation.

On October 12, 2023, Mr. Shuster loaned NIS 500 (approximately $170) to IMC Holdings. The transaction constituted a related party transaction under MI 61-101. We relied on available exemptions based on the size of the transaction relative to our market capitalization.

On November 12, 2024, we completed a debt settlement in the amount of US$560,000 with Mr. Shuster in connection with personal guarantees he had provided for certain of our loan obligations. The independent members of our Board obtained an independent valuation of the benefit derived from such guarantees. To settle this amount and preserve cash, we issued 110,576 Common Shares and 152,701 pre-funded warrants at a deemed price of C$2.88. The warrants were subsequently exercised following disinterested shareholder approval for Mr. Shuster to become a Control Person.

On May 27, 2025, we completed a non-brokered private placement of secured convertible debentures for aggregate proceeds of C$2,301,174.70. The debentures mature on May 26, 2026 and are convertible at C$2.61 per Common Share.

Mr. Shuster and Rafael Gabay participated in the offering, subscribing for C$260,935.40 and C$260,278.70, respectively.

We are party to indemnification arrangements with certain directors and officers in connection with prior acquisitions.

Other than the transactions described above and compensation paid in the ordinary course to key management personnel, we had no other material related party transactions during the period covered by this Annual Report.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Dividend Distribution Policy

We have never declared or paid any dividends on our outstanding Common Shares and we have no current intention to declare dividends on our Common Shares in the foreseeable future. Any decision to pay dividends on our Common Shares in the future will be at the discretion of the Board and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

Legal Proceedings

We are involved, or has been involved in certain legal proceedings, as further described below. Litigation has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with outcomes that could have a material adverse effect on our and our financial condition. Except for as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which we are party, nor, to Company’s knowledge, are there any such proceedings or actions contemplated.

Class Action T.Z. 35676-08-19 Tel Aviv - Jaffa District Court

On August 19, 2019, a motion for approval of a class action was filed with the Tel Aviv - Jaffa District Court against 17 companies operating in the field of medical cannabis in Israel, including Focus (“T.Z. Motion”). The applicant alleged that the defendants did not accurately label the concentration of active ingredients in certain products. The total damages claimed in the motion were estimated at approximately NIS 685.740 million.

The defendants denied the allegations and argued, among other things, that the conditions for certification of a class action were not met. Following various procedural steps, including amendments to the motion and evidentiary proceedings, the parties reached an agreed solution.

 On July 24, 2023, the court approved the parties’ agreed request to dismiss the proceeding. Pursuant to such resolution, the defendants agreed to pay an aggregate nominal value of NIS 70 to the applicant and NIS 40 to the applicant’s counsel.

COVID-19 Test Kits Claim, District Court of Stuttgart

On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm of approximately EUR 948 thousand for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was served on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defense to the Stuttgart Court in which it essentially stated two main arguments for defense:

•
The contractual party of the Company was not the Stroakmont & Atton. The contract with Stroakmont & Atton was only concluded as a sham transaction in order to cover up a contract with a company named Uniclaro GmbH (“Uniclaro”). Therefore, Stroakmont & Atton is not the real purchaser rather than Uniclaro.

•
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

The judgment is not final. An Appeal by Stroakmont & Atton was not successful. Adjupharm initiated enforcement measurements and pledged the bank account of Stroakmont & Atton, however there is no information about the possible amount in the bank account.

In the meantime, after the pledge of the bank account, Stroakmont & Atton filed for insolvency proceedings and the court ordered not to transfer any pledged amount to Adjupharm until an insolvency administrator is appointed and will decide about the further steps in the insolvency proceedings. According to the information available to us the insolvency proceedings were not commenced yet and an insolvency administrator was not yet appointed.

Uniclaro vs. Adjupharm

On December 22, 2022, Uniclaro filed a statement of claim against Adjupharm with the district court in Hamburg, pursuant to which Uniclaro is claiming the purchase price for 300,000 COVID-19 rapid tests in the total amount of approximately EUR 1,046 thousand (approximately $1,540), including VAT, which Uniclaro has in its storage.

Uniclaro alleged in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand “Clongene”. Furthermore, Uniclaro claims that the order was placed verbally on March 23, 2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

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

On January 15, 2026, a court hearing took place before the High Court of Justice of Hamburg. The attorney of Uniclaro did not arrive to the court hearing, hence the court dismissed the appeal and issued a default judgment against Uniclaro. According to this judgment the initial judgment of the Regional Court of Hamburg on behalf of Adjupharm was confirmed and the appeal was dismissed.

On January 29, 2026, Uniclaro objected against the default judgment and requested to continue the proceedings.
The High Court of Justice of Hamburg will have now to appoint a new court hearing to decide about the objection and whether the default judgment will remain in place.

At this stage, management cannot assess the chances of the claim advancing or the potential outcome of these proceedings. Thus, no provision has been recorded.

Focus Facility Planning and Construction Legal Proceedings

On July 11, 2021, we were informed that on June 30, 2021, a claim (the “Claim”) was filed in the Beer Sheva Magistrate Court (the “BSMC”) by the municipal planning and construction committee for the southern Israel against Focus, certain of its directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, alleging deficiencies in permitting construction of Focus’s cultivation facility in Sde Avraham, Israel (the “Focus Facility”)

On December 6, 2021, the defendants filed a motion request for dismissal the indictment on the ground of “defense of justice”. The municipal committee filed its response and the defendants subsequently filed a reply. As of that time, no decision has been rendered on the motion.

A hearing initially scheduled for December 1, 2021  was postponed several times to allow the parties to engage in settlement discussions. The hearing was ultimately held on June 22, 2023 before the Honorable Judge Orit Kertz, during which the parties were directed to continue negotiations and make diligent efforts to reach a settlement by August 14, 2023, with the municipal committee’s counsel responsible for updating the court on any progress. Subsequent proceedings were postponed, and a further hearing was scheduled for December 28, 2023.

On January 2, 2024, we announced that the proceedings had concluded on December 28, 2023. Focus was found liable, and a fine of $129 was imposed and fully paid in 2024. The Focus Facility, which was the subject of the proceedings, had been closed in June 2022 as part of our strategic shift toward import and sales operations.

Canadian Restructuring

In August 2022, we initiated a restructuring of our Canadian operations (the “Canadian Restructuring”), which included cost-reduction measures and the divestiture and wind-down of certain subsidiaries.

On August 5, 2022, we completed the sale of all of the issued and outstanding shares of SublimeCulture Inc. (“Sublime”), a wholly owned subsidiary of the John A. Cannabis Company (the “TJAC”), on an “as is, where is” basis for nominal consideration. The transaction included of the transfer of Sublime’s lease obligations and related operations. We also ceased cultivation activities in our Antigonish, Nova Scotia facility. =

On November 7, 2022, we announced our intention to exit from the Canadian cannabis market and focus on our core operations in Israel and Germany.

Our Canadian operations were conducted through Trichome and its subsidiaries. Trichome commenced proceedings under the CCAA, and on November 7, 2022, the Ontario Superior Cour of Justice (Commercial List) (the “ONSC”) granted an initial order (the “Trichome Initial Order”), including a stay of proceedings and the appointment of KSV Restructuring Inc. as monitor.

In connection with the CCAA proceedings, TJAC, as borrower, certain Trichome entities as guarantors, and a lender entered into a debtor in-possession financing agreement (the “DIP Agreement”), pursuant to which a credit facility of up to $4,875 was made available to fund working capital requirements during the proceeding.

On January 9, 2023, the ONSC approved  a sale and investment solicitation process (the “SISP”) and a stalking horse share purchase agreement. No qualified bids were received under the SISP, and the stalking horse agreement was subsequently terminated. The lender thereafter limited funding to amounts required for an orderly wind-down of operations.

On April 6, 2023, the ONSC approved a reverse vesting transaction pursuant to a share purchase agreement (the “Canadian Share Purchase Agreement”), under which certain Canadian subsidiaries (the “Purchased Entities”) were sold to an arm’s length purchaser for consideration of approximately $3,375, plus certain deferred consideration. In connection with the transaction, specified assets, liabilities and operations remained with the Purchased Entities, and all other assets and liabilities were transferred to residual entities retained by Trichome. The transaction closed on April 6, 2023.

Following completion of the transaction, we exited our Canadian operations and classified such operations as discontinued. The CCAA proceedings were terminated on September 14, 2023.

On September 29, 2023, Trichome filed for bankruptcy, and a trustee was appointed. A first meeting of creditors was held on October 17, 2023.

As of the date of this Annual Report, there are no remaining material liabilities to us or to our consolidated subsidiaries related to the former Canadian operations, other than tax obligations of approximately $839 arising from a prior debt settlement. The CCAA proceedings and related matters were limited to Trichome and its subsidiaries and did not involve our operations in Israel or Germany.

The Regional Labor Court - Tel Aviv (Bat Yam) 17419-04-23

On May 10, 2023, we received notice that a former employee filed a claim with the Regional Labor Court – Tel Aviv (Bat Yam) against three entities, including us.

On April 4, 2024, we filed our statement of defense. A preliminary hearing was held on May 6, 2024. Following the hearing, the plaintiff filed an amended claim, which reduced the claimed amount, added an additional defendant and included requests for certain documents. On January 21, 2025, the court granted the plaintiff’s document requests, and we have since provided the requested materials. A subsequent hearing was held on June 19, 2025.

The claim remains at an early stage, and we are continuing to evaluate the allegations. At this time, we are unable to assess the likelihood of an adverse outcome or to reasonably estimate any potential loss. Accordingly, no provision has been recorded in our financial statements.

35 Oak Holdings Ltd – Statement of Claim

On November 17, 2023, we received a copy of the 35 Oak Statement of Claim that was filed in the ONSC by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the "MYM Shareholder Plaintiffs") against us and our Board and officers, (collectively, the "MYM Defendants").

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to our transaction with MYM in 2021, as well as oral misrepresentations. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

IM Cannabis has reviewed the complaint and believes that the allegations are without merit.

IM Cannabis, together with some of the Defendants brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations with the plaintiffs, the MYM Shareholder Plaintiffs narrowed their claim, provided further particulars of it, and agreed to resolve the motion on consent. The Plaintiffs have agreed to discontinue or dismiss their claims against a number of the individual defendants. Their claim will only continue against IM Cannabis, MYM Neutraceuicals Inc., Michael Ruscetta, and Howard Stienberg.

IM Cannabis delivered a Statement of Defence by March 23, 2026, as did Messrs. Steinberg and Ruscetta.

Given the preliminary stage of this action, it is too early to opine on the merits of the claim or whether it is more likely than not to result in an outflow of funds to us and if so, how much.

We plan to vigorously defend itself against the allegations. At this stage, our management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

B.     Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended December 31, 2025.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

Our Common Shares are listed and have been trading on Nasdaq under the symbol “IMCC” since March 1, 2021.

Our Common Shares and certain warrants of us previously traded on the CSE from November 5, 2019, and November 19, 2019, respectively, until June 2, 2025.

B.     Plan of Distribution

Not applicable.

C.     Markets

See Item 9.A. - Offer and Listing Details.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

A copy of the Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 1.1 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report.

Incorporation

See Item 4.A. – Name, Address and Incorporation.

Objects and Purposes

Our Articles do not contain a description of our objects and purposes.

Directors

Article 16 of the Articles deals with a directors’ disclosable interest (as defined in the BCBCA) in contracts or transactions into which we have entered or proposes to enter. Article 16.2 provides that a director who holds such a disclosable interest is not entitled to vote on any directors’ resolution to approve such contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCBCA, a director holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to us, (b) we have entered, or propose to enter, into the contract or transaction, (c) either  the director has a material interest in the contract or transaction or the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction and (d) the interest is known by the director or reasonably ought to have been known. Pursuant to the BCBCA, a director does not have a disclosable interest in a number of prescribed situations, including without limitation in respect of a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director.

The directors may act notwithstanding any vacancy in the Board, but if we have fewer directors in office than the number set pursuant to the Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the Board or, subject to the BCBCA, for any other purpose. The quorum necessary for the transaction of the business of the directors is deemed to be set at a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Article 8 of the Articles deals with borrowing powers. We, if authorized by the directors, may: (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of us or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking ..

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any Common Shares .

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

A director who ceases to be qualified to act as a our director must promptly resign.

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

Voting Rights

Holders of Common Shares are entitled to receive notice of any meeting of shareholders , to attend such meeting and on a vote by show of hands, are entitled to one vote on a matter at such meeting and, on a poll, are entitled to one vote in respect of each Common Share held by that shareholder, and may exercise that vote either in person or by proxy.

Rights to Share in our Profits

The directors may from time to time capitalize any of our retained earnings or surplus and may from time-to-time issue, as fully paid, shares or any of our bonds, debentures or other securities as a dividend representing the retained earnings or surplus or any part of the retained earnings or surplus so capitalized or any part thereof.

Rights to Share in any Surplus in the Event of Liquidation

The Common Shares do not carry any right to share in a surplus in the event of liquidation.

Redemption Provisions

There are no rights of redemptions in the Articles. Although, if we retain a share which we have redeemed, purchased or otherwise acquired, we may sell, gift or otherwise dispose of the share, but, while such share is held by us, we:
(1) are not entitled to vote the share at a meeting of our shareholders;
(2) must not pay a dividend in respect of the share; and
(3) must not make any other distribution in respect of the share.

Sinking Fund Provisions

There are no sinking fund provisions attaching to Common Shares.

Liability to Further Capital Calls

The Common Shares do not carry any liability to further capital calls by us.

Discriminatory Provisions

The Common Shares do not carry any provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

Procedures to Change the Rights of Shareholders

The rights of our shareholders may be altered only with the approval of the holders of a majority of the Common Shares voted at a meeting of our shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The Articles provide provides that: (i) a general meeting of shareholders  may be held in or outside of British Columbia as determined by a resolution of the directors or electronically in accordance with the BCBCA; (ii) we must hold an annual general meeting of shareholders once every calendar year and not later than 15 months after the last preceding annual general meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede the date on which the meeting is to be held by more than 2 months and, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months or, pursuant to Article 10.6 of the Articles, be less than 21 days before the date on which the meeting is to be held for so long as we are a public company; and (iv) a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of Common Shares entitled to vote at the meeting,.

Pursuant to the BCBCA, the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. The court may, pursuant to the BCBCA, on its own motion or on the application , upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in our constating documents.

Change in Control

There are no provisions in our constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in the control , or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Ownership Threshold

For as long as we remain a reporting issuer (as defined under the Securities Act (British Columbia)), there are no provisions in our constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of our security) must be disclosed once a person becomes a reporting insider as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions, which includes a director or officer of the reporting issuer or any person who beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities on a partially diluted basis. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than is required by the corporate laws of the Province of British Columbia for as long as we are a public company. Otherwise, Article 25.3 of the Articles provides that if we cease to be a public company and statutory reporting company provisions do not apply, no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 6,223,323 Common Shares were issued and outstanding as of the date of this Annual Report. All of the issued Common Shares are fully paid and non-assessable common shares in the authorized share structure. We do not own any of its Common Shares.

C.     Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report,other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices– Indemnification,” “Item 6.E Share Ownership – Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item7.B. Related Party Transactions,” or as otherwise described below:

•
Focus IP Agreement and Cancellation Note:  The intellectual property agreement dated April 2, 2019, as amended on January 1, 2021, between IMC Holdings and Focus, and the related services agreement dated April 2, 2019, as amended on January 1, 2021, pursuant to which IMC Holdings derived economic benefits from Focus and Focus (i) used the IMC brand on an exclusive basis for the sale of cannabis products; and (ii) engaged IMC Holdings to provide certain management and consulting services. On February 26, 2024, the parties executed a cancellation note terminating the Focus IP Agreement as of such date.

•
Telecana Loan Agreement: On November 29, 2022, IMC Holdings entered into a convertible loan agreement (the “Telecana Loan Agreement”) with Telecana Ltd. (“Telecana”) and its sole shareholder, pursuant to which IMC Holdings loaned an aggregate of NIS 1,545 thousand (approximately C$605 thousand) in installments between January and May 2023. Pursuant to the Telecana Loan Agreement, subject to approval from the IMCA, the loan may be converted into 51% of the share capital of Telecana upon the earlier of (i) receipt of a preliminary license from the IMCA, or (ii) at the sole discretion of IMC Holdings.

•
Kadimastem Term Sheet and Loan Agreement: On February 28, 2024, we entered into a non-binding term sheet (the “Kadimastem Term Sheet”) and a loan agreement (the “Kadimastem Loan Agreement”) with Kadimastem Ltd., in connection with a proposed business combination that would have constituted a reverse merger. Under the Kadimastem Loan Agreement, Kadimastem agreed to provide a loan of up to $650 thousand to IMC Holdings, secured by certain assets and a personal guarantee by our Chief Executive Officer. On May 28, 2024, we announced the termination of the Kadimastem Term Sheet. Pursuant to a separation agreement, the outstanding loan of $300 thousand was repaid with accrued interest by July 31, 2024.

•
Oranim Pharmacy Acquisition and Termination: On March 28, 2022, IMC Holdings acquired 51% of the rights in the Oranim Pharm Partnership (the “Oranim Pharmacy Acquisition”). On April 16, 2024, we announced that we would not complete the remaining installment payments, and as a result transferred the 51% interest back to the seller. On July 8, 2024, the parties executed a cancellation agreement addressing the transfer of shares and related matters.

D.     Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of our capital or earnings to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by us in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in under “Item 10.E. - Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common Shares. However, the Competition Act (Canada) and the Investment Canada Act (Canada) have rules regarding certain acquisitions of shares by certain persons, including non-residents, along with other requirements under that legislation.

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

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares .. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” , as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” , such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter capital gain to the extent of the excess over the U.S. Holder’s tax basis, Capital gain will be taxed in the manner described below at “Sale or Other Taxable Disposition of Common Shares”. We may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we are not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company (“PFIC”) Rules

If we were a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership, and disposition of Common Shares. We believe that we were a PFIC for the tax year ended December 31, 2025, and based on current business plans and financial expectations, we expect to be a PFIC for the 2026 tax year. If we are a PFIC in the taxable year in which a U.S. Holder first invests in us, the adverse rules described below will apply indefinitely unless we no longer is a PFIC in a subsequent taxable year and the U.S. Holder makes a timely “purging election” as described below. No opinion of legal counsel or ruling from the Internal Revenue Service (“IRS”) concerning our status as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

General PFIC Rules

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which we hold at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of our gross income for such tax year is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If we were a PFIC in any tax year during which a U.S. Holder held Common Shares, and subject to a U.S. Holder making a “QEF Election” or “Mark-to-Market Election” as described below, such holder generally would be subject to special rules with respect to “excess distributions” made by us on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from us during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and the preferential tax rates applicable to capital gains or dividends received on our Common Shares would not be available. In addition, amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge would apply at a rate applicable to underpayments. These adverse tax consequences would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of Common Shares. In addition, if a non-electing U.S. Holder who is an individual dies while owning our Common Shares, such U.S. Holder’s successor generally would not receive a step-up in tax basis with respect to such Common Shares, but instead would have a tax basis equal to the lower of the fair market value of such Common Shares or the decedent’s tax basis in such Common Shares.

QEF Election

The tax consequences described above upon a PFIC determination may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC, provided we provide the U.S Holder with the necessary information regarding its ordinary earnings and net capital gain. Consequently, if we are classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the investment as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to us, the electing U.S. Holder would be required in each taxable year that we are considered to be a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share our ordinary earnings and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) , whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in its Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder. Gain realized from the sale of our Common Shares covered by a QEF election would be taxed as a capital gain and the denial of the basis step-up at death described above would not apply. Generally, a QEF election must be made by the U.S. Holder in a timely filed tax return for the first taxable year in which the U.S. Holder held our Common Shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A separate QEF election would need to be made for any of our subsidiaries that are classified as a PFIC. A QEF election is made on IRS Form 8621.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax that would apply if a timely QEF election is made. If we do not provide the required information with regard to the QEF election, U.S. Holders will not be able to make a QEF election and will, subject to the discussion of the mark-to-market election below, continue to be subject to the general PFIC rules as described above. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to us.

Mark-to-Market Election

Alternatively, if we were to be classified as a PFIC, a U.S. Holder could also avoid certain of the general PFIC rules described above by making a timely mark-to-market election on Form 8621 (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. U.S. Holders are urged to consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the increase in the fair market value of the Common Shares and deduct from gross income the decrease in the value of such shares during each of its taxable years, but with losses limited to the amount of previously recognized net gains. The U.S. Holder’s tax basis in the Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. If a mark-to-market election with respect to our Common Shares is in effect on the date of a U.S. Holder’s death, the tax basis of the Common Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the Common Shares. Any gain from a sale, exchange or other disposition of the Common Shares in any taxable year in which we are a PFIC (i.e., when we meet the gross income test or asset test described above) would be treated as ordinary income and any loss from a sale, exchange or other disposition would be treated first as an ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as a capital loss. If we cease to be a PFIC, any gain or loss recognized by a U.S. Holder on the sale or exchange of the Common Shares would be classified as a capital gain or loss. The Common Shares should be marketable stock as long as they are listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Common Shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we again become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election.

Purging Election

If we are a PFIC at any time when a U.S. Holder holds our Common Shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds our Common Shares even if we cease to meet the PFIC gross income test or asset test in a subsequent year. However, if we cease to meet these tests, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election (a Purging Election) to recognize gain by making a “deemed sale” election with respect to all of the U.S. Holder’s Common Shares and have such Common Shares deemed to be sold at their fair market value on the last day of the last taxable year during which we were a PFIC. Under another type of purging election, we will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of our earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make this second election, we must also be determined to be a “controlled foreign corporation” as defined by the U.S. Tax Code (which may not be the case, but please see the Controlled Foreign Corporation section below). The shareholder makes a purging election under Code section 1298(b)(1) and regulations section 1.1298–3 on IRS Form 8621 attached to the shareholder’s tax return (including an amended return), or requests the consent of the IRS Commissioner to make a late election under Code section 1298(b)(1) and regulations section 1.1298–3(e) (late purging election) on Form 8621-A. In addition, for a U.S. Holder making such an election, a new holding period would be deemed to begin for our Common Shares for purposes of the PFIC rules. After the Purging Election, the Common Shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

Each U.S. person who is a shareholder of a PFIC generally must file an annual report (on IRS Form 8621) with the IRS containing certain information, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person.

U.S. Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to us or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Controlled Foreign Corporation

Code section 958(b)(4) was repealed by the Tax Cuts and Jobs Act, effective for tax years of foreign corporations beginning after December 31, 2017, and ending on or before December 31, 2025. On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law, which, among other changes, reinstated Code section 958(b)(4) for tax years of foreign corporations beginning after December 31, 2025. Because the reinstatement is not effective until tax years beginning after December 31, 2025, the analysis below applies to the entire 2025 tax year.

During the period in which Code section 958(b)(4) was repealed, it was possible to “accidentally” create a controlled foreign corporation (“CFC”) without having a direct or indirect United States shareholder because stock could beattributed downward to a U.S. person (e.g., a partnership, corporation, trust, or estate) owned by such foreign person. We believe that certain case law along with the legislative intent of the repeal may substantiate that we were not a CFC for the 2025 tax year, although it is possible that the IRS may disagree. Specifically, the Senate Finance Committee explanation stated that the repeal of section 958(b)(4) was not intended to cause a foreign corporation to be treated as a CFC with respect to  a U.S. shareholder as a result of attribution of ownership under section 318(a)(3) to a U.S. person that is not a related person (within the meaning of section 954(d)(3)) to such U.S. shareholder. Additionally, the Tax Court case of Nettie Miller v. Commissioner stands for the premise that reading the current rules strictly could result in an absurd result, Rev. Rul. 74-605concluded that a subsidiary could not be attributed ownership of its direct or indirect parent corporations because doing so would violate regulation section 1.318-1(b)(1), which provides that “a corporation shall not be considered to own its own stock.

For tax years beginning after December 31, 2025, Code section 958(b)(4) will prevent stock owned by a foreign person from being attributed downward to a U.S. person owned by such foreign person. As a result, going forward, we do not expect to be treated as a CFC solely as a result of downward attribution from our foreign shareholders to our U.S. subsidiary.

It should be noted, however, that the foregoing analysis may not extend to our non-U.S. subsidiaries. As such, any U.S. Holders that own 10 percent or more of the total combined voting power of all classes of stock entitled to vote , or 10 percent or more of the total value of shares of all classes our stock should consider whether the overlap rules for CFCs and PFICs apply to them pursuant to Code section 1297(d) when determining their U.S. tax obligations for us or any of our non-U.S. subsidiaries. U.S. Holders should consult their own tax advisors regarding the application of this rule since the attribution rules related to ownership are very complex.

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

We are required to file reports and other information with the securities commissions in Canada because we are a reporting issuer in all of the provinces and territories in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian securities commissions. These filings are also electronically available from SEDAR+, the Canadian equivalent of EDGAR.

Copies of our material contracts are kept at our registered office.

I.     Subsidiary Information

Not applicable.

J.     Annual Report to Security Holders

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including market risk, interest rate risk, foreign currency risk, credit risk, and liquidity risk. Please see Note 23 of the 2025 Annual Financial Statements.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.     Use of Proceeds

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision of our CEO and CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to our management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While our principal executive officer and principal financial officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Iron Swords War has impacted us primarily through operational and supply chain disruptions, as well as heightened geopolitical risks. While management has not identified material weaknesses in controls and procedures, enhanced oversight measures have been implemented to monitor potential risks. The conflict has not resulted in direct exposure to the affected regions, but indirect risks, including supply chain constraints and economic uncertainties, remain under review. We will continue to evaluate any necessary financial disclosures related to these impacts.

B.     Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate our internal control over financial reporting described below. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

 A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO Framework") to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025, and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

C.     Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm because emerging growth companies are exempt from this requirement for so long as they remain emerging growth companies.

D.     Changes in Internal Controls Over Financial Reporting

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The members of our Audit Committee include Moti Marcus, Assaf Yitzhaik and Eli Zamir, who are external directors and “independent” as such term is defined under Nasdaq Stock Market Rules. The Board has determined that Moti Marcus qualifies as the Audit Committee’s financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

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

ITEM 16B.     CODE OF ETHICS

On November 26, 2020, we have adopted a Code of Business Conduct and Code of Ethics that applies to directors, officers and employees of, and consultants to, the Company. The Code of Business Conduct and Code of Ethics is posted on our website at https://investors.imcannabis.com/corporate-governance/governance-documents. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. The Code of Business Conduct and Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 16B(b) of Form 20-F.

All waivers of the Code of Business Conduct and Code of Ethics with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2025, we did not waive or implicitly waive any provision of the Code of Business Conduct and Code of Ethics with respect to any of our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. Non-audit services that are prohibited from being provided by our independent auditors under applicable law may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our independent auditors for the fiscal years ended December 31, 2025 and 2024 were pre-approved by the Audit Committee. No non-audit services were approved pursuant to the minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

External Auditor Service Fees

Fahn Kanne & Co. Grant Thornton Israel has served as our principal independent registered public accounting firm for the audit of our consolidated financial statements during each of the two years ended December 31, 2025 and 2024.

Aggregate fees paid or payable by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2025 and 2024 were as follows:

(in thousands of U.S. dollars)	2025	2024
Audit Fees(1)	$386	$281
Audit-related Fees(2)	$-	$-
Tax Fees(3)	$64	$44
All Other Fees(4)	$-	$29
Total	$450	$354

Notes:

1.
Audit Fees consist of fees for professional services rendered for the audit of our annual consolidated financial statements and review of our interim financial statements, as well as services that are normally provided in connection with statutory and regulatory filings or engagements.

2.	Audit-Related Fees consist of assurance and related services reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

3.	Tax Fees consist of fees for tax compliance, tax advice and tax planning services.

4.	All Other Fees consist of fees for products and services other than those described above.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.     CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

At a meeting held on January 12, 2025, the Board approved the engagement of Fahn Kanne & Co. Grant Thornton Israel (“Successor Auditor”) as our independent registered public accounting firm for the fiscal year ended December 31, 2024. At the same meeting, the Board approved the resignation, at the request of the Board, and upon the Audit Committee’s recommendation, of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Predecessor Auditor”), effective January 16, 2025.  There were no reportable events in relation to the change of auditors.

Effective with the change of auditor and pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), we filed a reporting package (the "Reporting Package") on SEDAR+ (www.sedarplus.ca) on January 17, 2025 and furnished a Report of Foreign Private Issuer on Form 6-K on EDGAR.

The reports of the Predecessor Auditor on our consolidated financial statements for the fiscal years ended December 31, 2023, and 2022 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period preceding the resignation of the Predecessor Auditor, (i) there were no disagreements with the Predecessor Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of the Predecessor Auditor, would have caused the Predecessor Auditor to make reference to the subject matter of such disagreement in its audit report, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

We have provided the Predecessor Auditor with a copy of the disclosures herein and required under Item 16F of Form 20-F and have requested from Predecessor Auditor a letter addressed to the SEC indicating whether it agrees with this disclosure. A copy of the Predecessor Auditor letter dated March 31, 2025 is attached as Exhibit 15.3.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent interim period prior to the Successor Auditor, neither we nor anyone acting on our behalf consulted with the Successor Auditor regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that the Successor Auditor concluded was an important factor considered by us in reaching our decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement, as described in the instructions to Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.     CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and our Common Shares are listed on the Nasdaq. Rule 5615(a)(3) of the Nasdaq Stock Market Rules permits foreign private issuers to follow its home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules. A foreign private issuer that follows their home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. The ways in which our governance practices differ from those followed by domestic companies under Nasdaq standards are as described below:

Independent Nominating Committee: Nasdaq Stock Market Rule 5605(e)(1) (“Rule 5605(e)(1)”) requires having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), we have elected to follow Canadian laws and regulations, which do not require independent director involvement in the selection of director nominees.

Shareholder Meeting Quorum Requirement: Nasdaq Stock Market Rule 5620(c) (“Rule 5620(c)”) requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Rule 5620(c), we have elected to follow Canadian practices consistent with the requirements of the BCBCA. .

Shareholder Approval Requirements: Nasdaq Stock Market Rule 5635(d) (“Rule 5635(d)”) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of our outstanding shares of common stock or 20% or more of the voting power prior to issuance.  In lieu of following Rule 5635(d), we have elected to follow the applicable requirements of the BCBCA, which do not require shareholder approval for the issuance of securities or the approval of equity compensation plans.

For more information, please see the section entitled “C. Board Practices”.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.     DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES

We have adopted a written insider trading policy, the IM Cannabis Corp. Stock Trading Policy (“Insider Trading Policy”), that is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. The Insider Trading Policy provides guidance to our directors, officers, and employees and its subsidiaries with respect to stock trading and assists our directors, officers, and employees and its subsidiaries in understanding their obligations and responsibilities under applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

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

Our cybersecurity risk management program is integrated into our overall Company's risk management program, and shares common methodologies and reporting channels that apply across our risk management program to other risk areas. Our management team is principally responsible for facilitating our Company's risk management program, in consultation with multiple functions and reporting to the Board.

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

•	the use of external resources, such as assessors, consultants, and auditors, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;
•	an external audit of our systems and environments, including an external penetration test, on an annual basis;
•	cybersecurity training of our incident response personnel and senior management;
•	a cybersecurity incident response plan that includes procedures for assessing, responding to, remediating, resolving, and conducting post-analysis of cybersecurity incidents;
•	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and
•	contractual obligations on third-party vendors to report security incidents, risk identification, or other security-related issues promptly to our designated contact personnel.

On October 30, 2024, we became aware that its third-party IT services provider was subject to a cybersecurity attack by an Iranian threat actor group and that as a result we were also exposed due to such an attack. Our immediate investigation, conducted in collaboration with both the affected IT service provider and our cybersecurity service provider (who also serve as our Chief Information Security Officer), determined that the source of potential unauthorized access was limited to an external system managed by another third-party service provider.

Upon discovery of this incident, we promptly implemented its incident response protocol, including: (1) initiating a comprehensive forensic investigation; (2) disconnecting and securing the affected third-party system; (3) engaging external forensic IT specialists to evaluate the nature and scope of the attack; and (4) notifying the relevant regulatory authority regarding the limited exposure of certain employee information (both current and former).

Based on the investigation's findings, we confirm that: (i) no unauthorized parties gained access to our internal systems; (ii) no patient data was compromised; (iii) no sensitive information was disclosed; and (iv) our internal network remains free of malicious actors.

We concluded that this cybersecurity incident has not materially affected, and is not reasonably likely to materially affect, our business strategy, results of operations, or financial condition. We continue to enhance its cybersecurity protocols and third-party risk management framework to mitigate potential future threats.

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

Our management team, together with an external company which provides professional Cyber Security Services to us, is responsible for assessing and managing material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See Item 18 – Financial Statements.

ITEM 18.     FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-64 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

Consolidated Financial Statements for the Years Ended December 31, 2025 and 2024
Independent Auditors’ Reports
Consolidated Statements of Financial Position
Consolidated Statements of Net Loss and Comprehensive Loss
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ITEM 19.     EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F-1 - F-64

Exhibit
No.	Description of Exhibit
1.1	Articles of IM Cannabis Corp. (incorporated by reference to Exhibit 99.1 to our Form 6-K furnished to the SEC on October 25, 2022)
2.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to our Form 20-F filed with the SEC on March 29, 2023)
2.2	Warrant Indenture between IM Cannabis Corp. and Odyssey Trust Company, dated January 30, 2023 (incorporated by reference to exhibit 99.1 of our Form 6-K furnished to the SEC on February 9, 2023)
2.3	Warrant Indenture between IM Cannabis Corp. and Odyssey Trust Company, dated February 7, 2023 (incorporated by reference to exhibit 99.1 of our Form 6-K furnished to the SEC on February 9, 2023)
2.4	Warrant Indenture between IM Cannabis Corp. and Odyssey Trust Company, dated February 16, 2023 (incorporated by reference to exhibit 99.1 of our Form 6-K furnished to the SEC on February 23, 2023)
2.5	Form of Warrant to Purchase Common Shares (incorporated by reference to Exhibit 2.5 to our Form 20-F filed with the SEC on March 29, 2023)
2.6	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 2.6 to our Form 20-F filed with the SEC on March 29, 2023)
2.7	Form of Common Share Purchase Warrant (incorporated by reference to Schedule “D” of Exhibit 99.2 to our Form 6-K furnished to the SEC on May 6, 2021)
2.8	IM Cannabis Corp. Stock Option Plan (incorporated by reference to Schedule “A” of Exhibit 99.1 to our Form 6-K furnished to the SEC on June 30, 2021)
2.9	IM Cannabis Corp. Restricted Share Unit Plan (incorporated by reference to Exhibit 2.9 to our Form 20-F filed with the SEC on March 29, 2023)
4.1
Focus IP Agreement dated April 2, 2019, as amended on January 1, 2021 between IMC Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to exhibit 99.2 of our Form 6-K furnished to the SEC on April 2, 2021)

4.2
Cancellation of  Focus IP Agreement dated February 26, 2024 between IMC Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to Exhibit 4.2 to our Form 20-F filed with the SEC on March 31, 2025)

4.3
Services Agreement dated April 2, 2019 and as amended on January 1, 2021, between IMC Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to exhibit 99.3 of our Form 6-K furnished to the SEC on April 2, 2021)

4.4	Option Agreement dated April 2, 2019 between I.M.C. Holdings Ltd. and Focus Medical Herbs Ltd. (incorporated by reference to exhibit 99.1 of our Form 6-K furnished to the SEC on April 2, 2021)
4.5	Unofficial Translation of Loan Agreement between IM Cannabis and Telecana (incorporated by reference to Exhibit 4.8 to our Form 20-F filed with the SEC on March 31, 2025)

4.6	Common Warrant (incorporated herein by reference to Exhibit 4.3 to Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 26, 2026).
4.7	Additional Common Warrant (incorporated herein by reference to Exhibit 4.4 to Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 26, 2026)
4.8	Convertible Note (incorporated herein by reference to Exhibit 4.1 to Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 26, 2026).
4.9	Additional Convertible Note (incorporated herein by reference to Exhibit 4.2 to Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 26, 2026)
4.10
Amendment No. 1 to Convertible Note, dated as of February 5, 2026, by and between IM Cannabis Corp. and L.I.A. Pure Capital Ltd. (incorporated by reference to Exhibit 4.5 to Registration Statement on Form F-3 (File No. 333-293236) filed with the SEC on February 5, 2026)

4.11
Amendment No. 1 to Additional Convertible Note, dated as of February 5, 2026, by and between IM Cannabis Corp. and L.I.A. Pure Capital Ltd. (incorporated by reference to Exhibit 4.6 to Registration Statement on Form F-3 (File No. 333-293236) filed with the SEC on February 5, 2026)

8.1*	List of Subsidiaries of IM Cannabis Corp.
10.1
Note Purchase Agreement, dated as of January 7, 2026, by and between IM Cannabis Corp. and the investor party signatory thereto (incorporated herein by reference to Exhibit 10.1 to Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 26, 2026).

10.2
Note Purchase Agreement, dated as of January 21, 2026, by and between IM Cannabis Corp. and the investor party signatory thereto (incorporated herein by reference to Exhibit 10.2 to Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 26, 2026).

11.1*	IM Cannabis Corp. Insider Stock Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1^	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2^	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
15.2*	Consent of Fahn Kanne & Co. Grant Thornton Israel
15.4*	Management’s discussion and analysis of IM Cannabis Corp. for the year ended December 31, 2025
97	IM Cannabis Corp. Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to our Form 20-F filed with the SEC on March 31, 2025)
101.INS*	XBRL Instant Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBLR Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

^ Furnished herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 30, 2025	IM Cannabis Corp. By: /s/ Oren Shuster Name: Oren Shuster

IM CANNABIS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

CANADIAN DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il
Board of Directors and Shareholders IM Cannabis Corp.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of IM Cannabis Corp. and its subsidiaries (the “Company”), as of December 31, 2025 and 2024 and the related consolidated statements of operations and other comprehensive loss, changes in the shareholders' equity (Deficit) and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1D to the consolidated financial statements, the Company has shareholders' deficit as of December 31, 2025 and has experienced losses from operations for the year then ended. These events or conditions, along with other matters as set forth in Note 1D, indicate that an uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
March 30, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

to the Shareholders and Board of directors of

IM CANNABIS CORP.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of IM Cannabis Corp. (the Company) and its subsidiaries (collectively, the Group) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

/s/KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor from 2018 to 2025.

Tel-Aviv, Israel
March 28, 2024

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS:
Cash		$2,727	$863
Restricted cash		582	64
Trade receivables	5	10,848	13,803
Other current assets	6	4,316	5,419
Inventory	7	4,268	3,215
		22,741	23,364

NON-CURRENT ASSETS:
Investments in affiliate	8	1,776	1,631
Property, plant and equipment, net	9	3,711	3,730
Intangible assets, net	10	1,222	3,333
Goodwill	10	1,885	6,679
Right-of-use assets, net	11	401	451

		8,995	15,824

Total assets		$31,736	$39,188

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Current maturities of operating lease liabilities	11	$322	$262
Trade payables	12	12,055	11,159
Other current liabilities	13	6,073	5,001
Overdraft and Credit from bank institution and others	14	14,333	15,145
Convertible debentures	15	622	1,968
Derivative warrants liabilities and prefunded warrants	16	601	1,383

		34,006	34,918
NON-CURRENT LIABILITIES:
Operating lease liabilities	11	54	171
Credit from bank institution and others	14	936	466
Deferred tax liabilities		355	487

		1,345	1,124

Total liabilities		35,351	36,042

CONTINGENT LIABILITIES	17

EQUITY (DEFICIT) ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:	18
Share capital and premium		270,518	265,000
Capital reserve from share-based payment transactions		475	150
Amount received on account of financial instruments and other		2,168	297
Capital reserve from translation differences of foreign operations		(3,842)	(1,265)
Capital reserve from transaction with non-controlling interests	18B6	(2,872)	-
Capital reserve from transaction with controlling shareholder	18C	33	-
Accumulated deficit		(270,210)	(258,939)

Total equity (deficit) attributable to shareholders of the Company		(3,730)	5,243
Non-controlling interests		115	(2,097)

Total shareholders' equity (deficit)		(3,615)	3,146

Total liabilities and shareholders' equity (deficit)		$31,736	$39,188

The accompanying notes are an integral part of the consolidated financial statements.

March 30, 2026	/s/ Oren Shuster	/s/ Oz Adler
Date of approval of the financial statements	Oren Shuster Chief Executive Officer and Director	Oz Adler Chairman of the Board

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

Canadian Dollars in thousands

		Year ended December 31,
	Note	2025	2024	2023

Revenue	19A	$54,731	$54,031	$48,804
Cost of revenue	19B	45,045	45,580	37,974

Gross profit before fair value adjustments		9,686	8,451	10,830

Fair value adjustments:
Realized fair value adjustments on inventory sold or impaired		-	-	(984)

Total fair value adjustments		-	-	(984)

Gross profit after fair value adjustments		9,686	8,451	9,846

Selling and marketing expenses	19C	5,356	7,069	10,788
General and administrative expenses	19D	9,516	8,018	11,008
Restructuring expenses	19E	-	-	617
Other expenses	19F	6,387	3,229	-
Share-based compensation	18D	14	369	225

Total operating expenses		21,273	18,685	22,638

Operating loss		(11,587)	(10,234)	(12,792)

Finance income	19G	3,431	2,211	7,006
Finance expenses	19G	(3,502)	(4,771)	(3,671)

Finance income (expense), net		(71)	(2,560)	3,335

Loss before taxes on income (tax benefit)		(11,658)	(12,794)	(9,457)
Taxes on income (tax benefit)	20	92	(1,023)	771

Net loss		$(11,750)	$(11,771)	$(10,228)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

Canadian Dollars in thousands, except per share data

	Note	Year ended December 31,
		2025	2024	2023 (*)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plans		$48	$67	$38

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		48	67	38

Other comprehensive loss that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translation of financial statements of foreign operations		(2,492)	(1,502)	(663)

Total other comprehensive loss		(2,444)	(1,435)	(625)

Total comprehensive loss		$(14,194)	$(13,206)	$(10,853)

Net loss attributable to:
Shareholders of the Company		$(11,319)	$(10,585)	$(9,498)
Non-controlling interests		(431)	(1,186)	(730)

		$(11,750)	$(11,771)	$(10,228)

Total comprehensive loss attributable to:
Shareholders of the Company		$(13,848)	$(11,878)	$(10,648)
Non-controlling interests		$(346)	$(1,328)	$(205)

		$(14,194)	$(13,206)	$(10,853)

Loss per share attributable to shareholders of the Company from net loss:
Basic loss per share (in CAD)		$(2.67)	$(4.51)	$(4.45)
Diluted loss per share (in CAD)		$(2.67)	$(4.51)	$(4.45)

(*)	Loss per share includes the effect of Reverse Share Split (see also Note 18A below).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(9,498)	(9,498)	(730)	(10,228)
Total other comprehensive income (loss)	-	-	(1,188)	38	(1,150)	525	(625)

Total comprehensive loss	-	-	(1,188)	(9,460)	(10,648)	(205)	(10,853)

Common shares issued through private placements transactions, net of issuance costs (Note 18B1)	1,738	-	-	-	1,738	-	1,738
Common shares issued as debts settlement with related party (Note 18B2)	613	-	-	-	613	-	613
Other comprehensive loss classification	-	-	-	(111)	(111)	(1,709)	(1,820)
Share-based compensation	-	225	-	-	225	-	225
Expired options	5,755	(5,755)	-	-	-	-	-

Balance as of December 31, 2023	$253,882	$9,637	$95	$(249,145)	$14,469	$(769)	$13,700

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Amount received on account of financial instruments and other	Capital reserve from translation difference of foreign operations	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(10,585)	(10,585)	(1,186)	(11,771)
Total other comprehensive income (loss)	-	-	-	(1,360)	67	(1,293)	(142)	(1,435)

Total comprehensive loss	-	-	-	(1,360)	(10,518)	(11,878)	(1,328)	(13,206)

Common shares issued through private placement transaction, net of issuance costs (Note 18B3)	944	-	-	-	-	944	-	944
Common shares issued as share-based compensation with related party (Note 18B4)	318	-	-	-	-	318	-	318
Recognition of conversion feature related to convertible debentures (Note 15)	-	-	297	-	-	297	-	297
Other comprehensive income classification	-	-	-	-	724	724	-	724
Share-based compensation	-	369		-	-	369	-	369
Expired and exercised options	9,856	(9,856)	-	-	-	-	-	-

Balance as of December 31, 2024	$265,000	$150	$297	$(1,265)	$(258,939)	$5,243	$(2,097)	$3,146

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Amount received on account of financial instruments and other	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non-controlling interests	Capital reserve from transaction with main shareholder	Accumulated deficit	Total	Non-controlling interests	Total Shareholders' equity (deficit)

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$-	$-	$(258,939)	$5,243	$(2,097)	$3,146

Net loss	-	-	-	-	-	-	(11,319)	(11,319)	(431)	(11,750)
Total other comprehensive income (loss)	-	-	-	(2,577)	-	-	48	(2,529)	85	(2,444)

Total comprehensive loss	-	-	-	(2,577)	-	-	(11,271)	(13,848)	(346)	(14,194)

Expiration of conversion feature related to convertible debentures (Note 15)	297	-	(297)	-	-	-	-	-	-	-
Recognition of conversion feature related to convertible debentures (Note 15)	-	-	364	-	-	-	-	364	-	364
Common shares issued upon partial conversion of convertible debentures (Notes 15 and 18B5)	1,651	-	(256)	-	-	-	-	1,395	-	1,395
Common shares issued as consideration upon acquisition on non-controlling interest (Note 18B6)	314	-	-	-	(2,872)	-	-	(2,558)	2,558	-
Common shares issued upon debt settlement (Note 18B7)	190	-	-	-	-	-	-	190	-	190
Net proceeds received upon completion of private placement transaction (Note 18B8)	1,750	311	3,004	-	-	-	-	5,065	-	5,065
Common shares issued upon exercise of pre-funded warrants (Notes 18B4 and 18B8)	1,316	-	(944)	-	-	-	-	372	-	372
Recognition of capital contribution from a main shareholder (Note 18C)	-	-	-	-	-	33	-	33	-	33
Share-based compensation	-	14	-	-	-	-	-	14	-	14

Balance as of December 31, 2025	$270,518	$475	$2,168	$(3,842)	$(2,872)	$33	$(270,210)	(3,730)	$115	$(3,615)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows provided by (used in) operating activities:

Net loss	$(11,750)	$(11,771)	$(10,228)

Adjustments for non-cash items:
Realized fair value adjustments on inventory sold or impaired	-	-	984
Revaluation of financial instruments	(410)	(249)	(6,955)
Issuance costs allocated to warrants granted	-	48	-
Disposal of property, plant and equipment	-	235	-
Common shares and prefunded warrants issued as share-based compensation with related party	-	758	-
Discount expenses in respect of convertible debentures	203	173	-
Depreciation of property, plant and equipment	300	456	644
Amortization of intangible assets	1,338	1,377	1,758
Depreciation of right of use assets	318	351	594
Impairment of goodwill	5,390	495	-
Impairment of intangible assets	997	-	-
Finance income, net	487	1,928	3,019
Deferred tax payments (benefit), net	(165)	(150)	394
Share-based payments	14	369	225
Loss from deconsolidation of Oranim	-	2,734	-
Revaluation expenses of investment in affiliate	-	837	-
Revaluation expenses (income) of loans receivables	-	(177)	601
Changes in employee benefit liabilities, net	-	(96)	(139)
Gain from debts restructuring	-	(960)	-
Discount expenses in respect of credit	169	87	-

	8,641	8,216	1,125
Changes in non-cash working capital:
(Increase) decrease in trade receivables	4,058	(6,287)	2,320
Decrease in other current assets	2,033	1,902	1,299
(Increase) decrease in inventory, net of fair value adjustments	(722)	6,261	4,771
(Increase) decrease in trade payables	1,738	7,845	(6,098)
(Increase) decrease in other current liabilities	732	(7,147)	(750)

	7,839	2,574	1,542

Taxes paid	(14)	(96)	(514)

Net cash provided by (used in) operating activities	4,716	(1,077)	(8,075)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows used in investing activities:

Purchase of property, plant and equipment	(13)	(156)	(581)
Proceeds from sales of property, plant and equipment	-	96	-
Deconsolidation of subsidiary	-	(346)	-
Loan granted	-	-	(601)
Change in restricted cash	(518)	(64)	-

Net cash used in investing activities	(531)	(470)	(1,182)

Cash provided by financing activities:

Net proceeds allocated to issuance of share capital	5,065	944	1,688
Net proceeds allocated to issuance of warrants measured at fair value	-	1,106	6,585
Proceeds received from common shares issued upon pre-funded warrants exercised	(*) -	-	-
Repayment of lease liabilities	(282)	(331)	(586)
Payment of interest on lease liabilities	(41)	(52)	(63)
Proceeds from loans received	3,271	2,619	5,482
Repayment of loans	(1,810)	(3,834)	(4,827)
Interest paid	(2,521)	(2,080)	(1,664)
Proceeds received from discounted checks	(2,536)	5,453	2,802

Net cash provided by financing activities	1,146	3,825	9,417

Effect of foreign exchange on cash	(3,467)	(3,228)	(796)

Change in cash	1,864	(950)	(636)
Cash at the beginning of year	863	1,813	2,449

Cash at the end of year	2,727	$863	$1,813

Supplemental disclosure of non-cash activities:
Right of use assets recognized with corresponding lease liabilities (Note 11)	$254	$40	$309
Issuance of convertible debentures in exchange for loans (principal and interest) received (Note 15)	$-	$2,092	$-
Common shares and warrants issued as debts settlement with related party (Note 18B1 and 18B2)	$-	$-	$1,061
Common shares issued upon exercise of pre-funded warrants (Note 18B4)	$1,316	$-	$-
Common shares issued upon partial conversion of convertible debentures (Note 18B5)	$1,395	$-	$-
Common shares issued as debt settlement (Note 18B7)	$190	$-	$-
Revaluation of put option liability versus equity	$-	$724	$1,820

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL

A.	Corporate information

IM Cannabis Corp. (the “Company” or “IMCC”) is listed for trading on the NASDAQ, commencing from March 1, 2021, under the ticker symbol “IMCC”. IMCC’s main office is in Kibbutz Glil-Yam, Israel. On June 2, 2025, the common shares of the Company have been voluntary delisted from trading on the Canadian Securities Exchange (the “CSE”).

The Company and its subsidiaries (collectively, the “Group”) operate as one reporting unit in geographical reporting segments (see also Note 21 below). Most of the Group’s revenue is generated from sales of medical cannabis products to customers in Israel and Germany. The remaining revenue is generated from sales of other products to customers in Israel and Germany.

In Israel, IMCC operates in the field of medical cannabis through several pharmacies and trade houses specializing in medical cannabis pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the “Dangerous Drugs Ordinance”) and the related regulations issued by IMCA.

In Europe, IMCC operates through German-based subsidiary which is an EU-GMP-certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import or export capability with requisite permits.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

For more information regarding the list of entities under the Group, see Note 3A below

B.	Definitions

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

US$	-	United States dollar

EUR	-	EURO

NIS	-	New Israeli Shekel

C.	Impact of potential Germany's legalization of cannabis

In October 2025, the German federal cabinet approved a draft legislative amendment that, if enacted as currently proposed, would (i) require in-person physician consultations for the prescription of cannabis flowers and (ii) prohibit mail-order distribution of cannabis flowers within Germany, permitting delivery only via pharmacy couriers. The timing, scope and final form of such legislation remain uncertain.

If implemented, these changes could materially adversely affect the Company’s German operations, including by limiting distribution channels and reducing patient accessibility, which may, in turn, negatively impact revenues and operating results.

For more information regarding the impairment of intangible assets and goodwill allocated to the German and Israeli Cash-Generating Unit (the “CGU”), see Note 10 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

D.	Liquidity and capital resources and going concern

The Company devotes substantially all its efforts to commercialization of its medical cannabis products, which are expected to require substantial further expenditures. Thus, the Company is raising capital for such purposes. As of December 31, 2025, the Group has negative working capital, accumulated deficit and total shareholders' deficit of $11,265, $270,210 and $3,730, respectively. In addition, during the year ended December 31, 2025, the Group had a loss from operating activities of $11,750.

During the periods reported, the Group’s operating expenses included various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditure, of which the Company executed a cost-saving plan, to allow the continuing of its operations and meet its cash obligations. The cost saving plan consisted of cost reduction due to efficiencies and synergies, which include mainly (i) reduction in payroll and headcount, (ii) reduction in compensation paid to key management personnel (including layoffs of key executives), (iii) operational efficiencies and reduced capital expenditures and (iv) establishing new and efficient supply chains to support its activities in the German region. In the periods reported, the Company continued to closely monitor its expenses.

Management plans to finance its operations through (i) sales of its medical cannabis products in Israel and on a larger scale in the German territory, resulting from Germany's legalization of cannabis on April 1, 2024, which facilitates the access to medical cannabis prescriptions for patients and legalizes non-profit social clubs starting July 1, 2024. However, the legislation in Germany might be subject to future changes that may have significant adverse effect of the Company (for more information regarding the potential change of Germany's legalization of cannabis, see Note 1C above), (ii) sales of equity and/or raising debts (including shelf registration statement on Form F-3 that was declared effective on July 11, 2025 by the U.S. Securities and Exchange Commission (“SEC”) and which allows the Company to register up to US$50,000 thousand (for more information regarding the registration of certain securities issued through private placement offering and a promissory notes offering, see Note 18B8 and 24B below) of certain equity and/or debt securities of the Company through prospectus supplement). However, there is no assurance that additional capital and financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in the required amounts and through (iii) exploring of additional business activities with the goal of enhancing long-term growth opportunities.

For more information regarding the funds raising through debts and/or capital transactions, see Notes 14, 15, 18B and 24 below, respectively.

These conditions raise uncertainties that cast significant doubt as to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

E.	Impact of continued interest rate on the Group's business activity

Following macroeconomic developments around the world that have taken place in recent years, there has been an increase in inflation rates in Israel and around the world. As part of the steps taken to curb the rise in prices, central banks around the world, including the Bank of Israel, began to raise the interest rate, mainly between 2022 through 2024.

The increase in the interest rate has a negative impact on the Company due to its liabilities towards bank institution and others that bear an interest rate at a variable rates. For more information regarding variable interest rates of loans received from bank institution and others, see Note 14 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

F.	Impact of the security situation on the Group's business activity

On October 7, 2023, the State of Israel was attacked by the terrorist organization Hamas, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”). At the same time, a front of fighting also developed in the northern border against the terrorist organization Hezbollah, which led to extensive evacuation of residents. The War is an exceptional event with security and economic implications whose extent and outcomes are unpredictable. In response to the War, the State of Israel has taken significant steps to ensure the security of its residents, which have a considerable impact on economic and business activities in the country. The events of the War have led to a reduction in business activity in the economy and a significant slowdown in economic activity, affecting the business operations of entities in various circles of influence, among others due to the closure of factories in the south and north of the country, damage to infrastructure, long-term mobilization of reservists, and more. Potential fluctuations in commodity prices, foreign exchange rates, availability of materials, availability of manpower, local services, and difficulties in accessing local resources have affected and are expected to continue to affect entities whose main operations are in Israel. In addition, the state of warfare also affects the activities of entities that rely on foreign workers or on workers recruited for the purposes of the fighting, international trade, foreign companies in Israel, civil aviation, and more. As a result, the War has significant implications for the economy and imposes a considerable burden on the continuation of business activity and the functional and operational continuity of the entities.

In November 2024, a ceasefire was reached with the terrorist organization Hezbollah in the north of the country, but the War continued in other areas.

On June 13, 2025, the State of Israel launched operation “Rising Lion” against military targets in Iran, with a focus on the Iranian nuclear project. As a result, a state of emergency was declared in Israel, causing repercussions and restrictions on the Israeli economy, which included, inter alia, partial or complete closure of businesses, restrictions on gatherings in workplaces and in the education system, as well as a decrease in workforce due to reserve enlistment and a reduction in number of foreign workers. During the operation, a targeted American strike was carried out against Iran, after which, on June 24, 2025, a ceasefire was reached between the parties.

Following the above, in October 2025 a ceasefire agreement was signed with terrorist organization Hamas in Gaza and as a result, the fighting subsided on most fronts.

Subsequent to reported date, on February 28, 2026, Israel and the United States launched a joint attack against Iranian government targets, following which Iran responded with missile fire towards Israel and other countries in the region. As a result of the aforementioned, the Israeli government declared a special situation on the home front across the entire country, including restrictions on gatherings and a reduction in economic activity except for essential workplaces until March 26, 2026.

The Company's management is continuously monitoring the developments regarding the War and is acting in accordance with the guidelines of the various authorities. The Company suffered a negative impact from the War commencing the last quarter of 2023. The Company has experienced damage to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

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

These financial statements of the Company for the year ended December 31, 2025, have been prepared by management using the material accounting policies described in Note 3 below and were authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) on March 30, 2026.

B.	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for provisions, deferred tax liabilities and financial instruments presented at fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting. The material accounting policies set out below have been applied consistently to the period presented in these consolidated financial statements.

The Group has elected to present the profit or loss items using the function of expense method.

C.	Use of Significant Accounting Estimates and Assumptions and Judgements

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenue and expenses during the periods reported and the accounting policies adopted by the Company. Actual results could differ from those estimates.

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

The Group's financial statements are presented in CAD. Consequently, in accordance with IAS 21, “Accounting for Foreign Exchange Rates”, results of operations of each Group entity were translated from such entities' functional currency into CAD using the actual action date currency rate and assets and liabilities were translated into CAD using currency rates at period end. Foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within shareholders’ equity (deficit).

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

The consolidated financial statements comprise of the financial statements of companies controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements of a controlled entity commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and its subsidiaries are prepared on the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are fully eliminated in the consolidated financial statements.

As of reported dates, major subsidiaries over which the Company has control, directly or indirectly, include:

	Percentage ownership
Subsidiaries	2025	2024

I.M.C. Holdings Ltd.	100%	100%
Focus Medical Herbs Ltd. (*)	100%	74%
Oranim Plus Pharm Ltd. (**)	-%	51%
Oranim Pharm (**)	-%	100%
IM Cannabis Holding NL B.V (***)	100%	100%
Adjupharm GmbH	90.02%	90.02%
I.M.C. Pharma Ltd.	100%	100%
I.M.C. Farms Israel Ltd. (****)	-%	100%
I.M.C.C. Medical Herbs Ltd. (****)	-%	100%
R.A. Yarok Pharm Ltd.	100%	100%
Rosen High Way Ltd.	100%	100%
Revoly Trading and Marketing Ltd.	51%	51%

(*)
IMC Holdings held an option to acquire from main shareholders of the Company an ownership which represents a rate of 74% of the voting rights in Focus (the “Option”). According to accounting criteria in IFRS 10, IMC Holdings is viewed as effectively exercising control over Focus, and thus the financial results of Focus were consolidated with those of the Group. On February 26, 2024, the Option was fully exercised and following the exercise the Company held 74% of the voting rights in Focus. In September 2024, the Board approved the acquisition of the remaining 26% of the voting rights in Focus, pending all necessary organizational and regulatory approvals which were achieved on May 26, 2025 (see also Note 18B6 below).

(**)	Was deconsolidated effective April 15, 2024 (see also Note 19F1 below).

(***)	Inactive entity.

(****)	In January 2025, the Israeli Companies Registrar approved a liquidation status for such entities which was completed during the year.

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

C.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

Cost of inventories is determined as follows:

◾	Raw materials - at cost of purchase using the "first-in, first-out" method.

◾	Work in progress and finished goods - on basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

◾	Purchased merchandise and products - using the weighted average cost method or using the "first-in, first-out" method.

D.	Revenue recognition

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

Revenue from the sale of goods

Revenue from sale of cannabis products is generally recognized when control over the goods has been transferred to customer. Payment is typically due prior to or upon delivery. The Group satisfies its performance obligation and transfers control upon delivery.

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

According to the labor laws and Severance Pay Law in Israel, the Israeli entities are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Israeli Severance Pay Law. The Israeli entities’ liability is accounted for as a post-employment benefit only for employees not under section 14. The computation of the Israeli entities’ employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

As of reported dates, all employees in Israel are under section 14.

Expenses for defined contribution plans were in immaterial amounts during the periods reported.

F.	Leases

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

In lease transaction under which the Group subleases underlying right-of-use asset while the lease (‘head lease’) with the original lessor remains in effect and the sublease term is for a period that is shorter than the remaining term of the head lease, it was determined that the sublease is classified as an operating lease. Thus, the Group retains the lease liability and the right-of-use asset relating to the head lease in the statement of financial position and continues to account for the original lease as described above. In addition, the Group recognizes lease income from sublease on a straight-line basis over the term of the sublease.

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

H.	Intangible assets, net

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

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Amortization is calculated on a straight-line basis over the useful life of the assets as follows:

Years

Cultivations and processing licenses	(*)
Customer relationships	5 - 8
Trade name	9

(*)
The licenses consisted of GMP and GDP licenses in Germany which have determined to have an indefinite useful life but were impaired in total amount of $997 during the year ended December 31, 2025 (see Note 10 below).

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

Goodwill is tested for impairment by assessing the recoverable amount of the CGU to which the goodwill has been allocated. For purpose of goodwill impairment assessment, the Company identified the operations of Israel and Germany as two separate CGUs.

An impairment loss is recognized if the recoverable amount of the CGU to which goodwill has been allocated is less than the carrying amount of the CGU. Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

During the year ended December 31, 2024, the Company recorded goodwill impairment in the amount of $495 related to Panaxia activity. During the year ended December 31, 2025, the Company recorded goodwill impairment in the amount of $5,390 with respect to the CGU in Israel. See Note 10 below. As of December 31, 2025, the remaining balance of goodwill amounted to $1,885 is allocated to the Israeli CGU.

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

Debt instruments are measured at amortized cost when Group’s business model is to hold the financial assets in order to collect their contractual cash flows and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Subsequently, instruments are measured according to their terms at amortized cost using the effective interest rate method less any provision for impairment.

Debt instruments are measured at fair value through profit or loss when a financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments:

Investments in equity instruments do not meet the above criteria and thus are measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Impairment of financial assets:

The Group evaluates at the end of each reported period the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance that is offset from the carrying amount of the assets.

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

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -      MATERIAL ACCOUNTING POLICIES (Cont.)

L.	Financial instruments (Cont.)

2.	Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issuance of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs incurred at initial recognition are recognized in profit or loss, as incurred.

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

K.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

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

The amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the end of the reported period. The best estimate of the expenditure required to settle the present obligation is the amount that the Company would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. Where a single obligation is being measured, the individual most likely outcome may be the best estimate of the provision.

M.	Taxes on income

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reported date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes

Deferred taxes are computed with respect to temporary differences between carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reported date.

Deferred tax assets are reviewed at each reported date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reported date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -       MATERIAL ACCOUNTING POLICIES (Cont.)

N.	Issuance of a unit of securities

When multiple instruments are issued in a single transaction (package issuance), the total net proceeds from the transaction are allocated among the individual freestanding instruments identified. The allocation occurs after identifying all freestanding instruments and the subsequent measurement basis for those instruments.

Financial instruments that are required to be subsequently measured at fair value (such as derivative liabilities) are measured firstly at fair value and the remaining consideration, if any, is allocated to other financial instruments that are not required to be subsequently measured at fair value (such as liabilities measured at amortized cost, common shares and warrants and pre-funded warrants eligible for equity classification), based on the relative fair value basis for such instruments.

Issuance costs allocated to financial instruments that are required to be subsequently measured at fair value immediately expensed. Issuance costs allocated to financial liabilities measured at amortized cost are recorded as a discount and accreted over the contractual term of the financial instrument using the effective interest method. Issuance costs allocated to financial instruments that are eligible for equity classification are recorded as a reduction of shareholders' equity.

O.	Convertible debentures

Upon initial recognition of convertible debentures and similar instruments, the Company considers the provisions of IAS 32 in order to determine whether the transaction represents a compound financial instrument that includes financial liability component and an equity component, such when the conversion option is eligible for equity classification. In such cases, the Company applies 'split-accounting' in accordance with IAS 32 under which liability component of convertible debenture is measured first, at the fair value of a similar liability that does not have an associated equity conversion feature and the remaining proceeds are allocated to the equity component. Thereafter, the liability component is accounted for at amortized cost using the effective interest method and the amount allocated to the equity component is credited directly to equity and is not subsequently remeasured.

When the conversion option is not eligible for equity classification (such as the conversion price is not considered fixed) the transaction is accounted for as a hybrid contract that is based on a financial liability host with an embedded derivative (conversion option). In such cases, the embedded conversion option is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. The liability host of the convertible debenture is measured at the remaining amount, and in subsequent periods, the liability host is accounted for at amortized cost using the effective interest method.

P.	Put option granted to non-controlling interests

When the Group grants non-controlling interests a put option, the non-controlling interests are classified as financial liability and are not accorded to their share in the subsidiary's earnings. At each reported date, the financial liability was measured based on the estimated present value of the consideration to be transferred upon the exercise of the put option based on the fair value of the consideration. Changes in the amount of liability were recorded within equity. The related liability was derecognized as part of deconsolidation of Oranim. See Note 19F1 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -       MATERIAL ACCOUNTING POLICIES (Cont.)

Q.	Share-based payment transactions

The cost of equity-settled transactions with employees, officers and directors and other service providers who render services that are settled with the Group’s equity instruments is measured at the fair value of the equity instruments granted at the grant date. The fair value is determined by using an acceptable option pricing model.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period when the service conditions are to be satisfied, ending on the date the relevant grantees become entitled to the award. The cumulative expense recognized for equity-settled transactions at the end of each reported period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

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

R.	Loss per share

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of common shares outstanding during the period.

Potential common shares are included in the computation of diluted loss per share when their effect increases loss per share from operations. In computing diluted loss per share, basic loss per share is adjusted to reflect the potential dilution that could occur upon exercise of options and similar instruments using the “treasury stock method” and using the if-converted method with respect to convertible debentures, warrants and pre-funded warrants derivative liabilities, if the effect of each of such financial instruments is dilutive. Potential common shares that are converted during the period are included in diluted loss per share only until the conversion date and from that date in basic loss per share.

Shares to be issued upon exercise of financial instruments such as options, warrants, pre-funded warrants and conversion of convertible debentures, have been excluded from the calculation of the diluted net loss per share for all the periods reported for which net loss was reported because their effect was anti-dilutive.

S.	Operating cycle

The operating cycle of the Company is one year.

T.	New standards adopted at January 1, 2025

Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates"

On August 15, 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) (the “Amendments”).

IAS 21 sets out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into functional currency and translating a foreign operation into a different currency, whereby the Amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of currency not being exchangeable.

The Amendments became effective to annual reporting periods beginning on or after January 1, 2025. The adoption did not have significant effect on the financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 3 -       MATERIAL ACCOUNTING POLICIES (Cont.)

U.	A summary of new reporting standards not yet effective and which are relevant to the Company's activities

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

2.	Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

◾
A clarification that financial liability is derecognized on the ‘settlement date’ and introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date.

◾	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed.

◾	Classification on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.

◾
Introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 4 -	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In process of applying the significant accounting policies, the Group has made the following which have the most significant effect on amounts recognized in financial statements:

A.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenue and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the consolidated financial statements concerning uncertainties at the reported date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Impairment of inventory:

Inventory impairment exists when the cost exceeds the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Management estimates net realizable values of inventories, considering the most reliable evidence available at each reported date. The future realization of these inventories may be affected by competition, demands or other market-driven changes that may reduce future selling prices or affect customer demand for the products. See Note 7 below.

-	Determining the fair value of unquoted financial assets:

Fair value of unquoted financial assets in level 3 of the fair value hierarchy is determined by using acceptable valuation techniques, applicable for items with similar terms and risk characteristics. The inputs into the measurement model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date. See Note 8 below.

-	Impairment of goodwill and other intangible assets:

The Group reviews goodwill and other intangible assets with indefinite useful lives for impairment at the CGU level, at least once a year at Dember 31, or more often whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. With respect to intangible assets with finite useful lives, the Group assesses, at each reporting date, whether there is an indication that an asset may be impaired.

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a DCF model which is based on the projected future cash flows from the continuing use of the asset are the related CGU. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group. See Note 10 below.

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

-	Tax provision:

The Company has transactions for which the tax results are uncertain. The Company recognizes liabilities for the tax outcomes of these transactions based on the management's estimates, which rely on its professional advisors, regarding the timing and amount of tax liability arising from these transactions. When the tax results of these transactions differ from management's estimates, the tax expenses will change at the time the final assessment is determined.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 5 -	TRADE RECEIVABLES

	December 31,
	2025	2024

Open balance	$6,188	$7,039
Checks at a discount (*)	4,660	6,764

	$10,848	$13,803

(*)
Represents several identified outstanding unpaid invoices of certain customers that are used as guarantees for short-term loans received under execution of financing transactions of the Company with non-banking credit services entities. For more information, see Note 14C below.

(**)	Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. As of reported dates, there were no material past-due receivables.

NOTE 6 -	OTHER CURRENT ASSETS

	December 31,
	2025	2024

Prepaid expenses	$114	$191
Advances to suppliers	2,073	2,352
Government authorities	947	1,450
Former non-independent director	839	839
Shareholders (see Note 22A below)	129	134
Loans receivables	-	177
Other receivables	214	276

	$4,316	$5,419

NOTE 7 -	INVENTORY

	December 31,
	2025	2024

Work in progress:
Bulk cannabis	$326	$325
Finished goods:
Packaged dried cannabis	3,709	2,605
Other products	233	285

	$4,268	$3,215

During the years ended December 31, 2025, 2024 and 2023, inventory expensed to cost of revenue of cannabis products, including inventory write-off, was $43,351, $44,395 and $36,265, respectively, which included also an amount of $nil, $nil and $984 of non-cash expenses, respectively, related to the changes in fair value of inventory sold or impaired. In addition, during the years ended December 31, 2025, 2024 and 2023, cost of revenue also includes overhead production not allocated to costs of inventory produced and recognized as an expense, as incurred. See also Note 19B below.

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

As of the reported dates, IMC Holdings holds 25.32% of the voting rights of Xinteza on regular basis and has the right to two members of the Board of Directors out of five. However, it was determined that the economic interests of the preferred shares are not substantially identical to those of ordinary shares (due to such features as liquidation preference and redemption feature). Thus, since the preferred shares do not meet the criteria for ordinary equity ownership interest, the equity method is not applicable and thus the investment in Xinteza is subject to the provisions of IFRS 9 and is accounted for as a financial asset measured at fair value through profit or loss categorized within Level 3 of fair value hierarchy.

During the year ended December 31, 2024, Xinteza has raised funds in total amount of US$125 thousand through SAFE transactions (the “2024 SAFE transactions”). However, given the time that has elapsed since the original investment dates, as of December 31, 2024, the management by using the assistance of third-party appraiser performed valuation work which was based on costs approach (the “Valuation Work”). The fair value of the shares of Xinteza held by the Company was estimated in total amount of $1,631 (in NIS terms), as of December 31, 2024.

Noting that no changes were identified with respect to major quantitative or qualitative indicators during the year ended December 31, 2025, indicating a significant change in fair value of the investment in Xinteza since the last Valuation Work conducted as of December 31, 2024, and given that Xinteza has raised funds through SAFE transactions from new investor which include similar commercial terms included in 2024 SAFE transactions, it has been determined by management that the fair value of Xinteza's shares held by the Company is estimated at $1,776 (in NIS terms) as of December 31, 2025.

	December 31,
	2025	2024

Open balance	$1,631	$2,285
Change of fair value in investment in affiliate (Note 19G)	-	(837)
Foreign currency translation	145	183

	$1,776	$1,631

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 9 -	PROPERTY, PLANT AND EQUIPMENT, NET

	Building and leasehold improvements	Equipment and furniture	Computer, software and equipment	Vehicles	Total
Cost:

Balance at December 31, 2023	9,899	4,739	922	511	16,071
Additions during the year	4	101	-	51	156
Disposals	(411)	(17)	(11)	(197)	(636)
Deconsolidation of Oranim	(523)	(173)	(30)	(277)	(1,003)
Foreign currency translation	130	41	39	(46)	164

Balance at December 31, 2024	9,099	4,691	920	42	14,752
Additions during the year	-	6	7	-	13
Foreign currency translation	276	97	56	(2)	427

Balance at December 31, 2025	9,375	4,794	983	40	15,192

Accumulated depreciation:

Balance at December 31, 2023	6,301	3,792	718	202	11,013
Depreciation during the year	186	116	101	53	456
Disposals	(147)	(8)	(10)	(140)	(305)
Deconsolidation of Oranim	(100)	(53)	(17)	(50)	(220)
Foreign currency translation	33	16	52	(23)	78

Balance at December 31, 2024	6,273	3,863	844	42	11,022
Depreciation during the year	142	114	44	-	300
Foreign currency translation	59	32	70	(2)	159

Balance at December 31, 2025	6,474	4,009	958	40	11,481

Depreciated cost at December 31, 2025	$2,901	$785	$25	$-	$3,711

Depreciated cost at December 31, 2024	$2,826	$828	$76	$-	$3,730

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 10 -	GOODWILL AND INTANGIBLE ASSETS, NET

	Cultivations and processing licenses (*)	Customer relationships	Trade name	Goodwill	Other	Total
Cost:

Balance at January 1, 2024	$2,524	$12,727	$1,564	$10,095	$23	$26,933
Impairment	-	-	-	(495)	-	(495)
Deconsolidation of Oranim	-	(2,822)	-	(3,499)	-	(6,321)
Foreign currency translation adjustments	147	174	-	578	-	899

Balance at December 31, 2024	2,671	10,079	1,564	6,679	23	21,016
Impairment	(997)	-	-	(5,390)	-	(6,387)
Foreign currency translation adjustments	123	101	-	596	-	820

Balance at December 31, 2025	1,797	10,180	1,564	1,885	23	15,449

Accumulated amortization:

Balance at January 1, 2024	1,691	7,798	1,523	-	23	11,035
Amortization during the year	-	1,369	8	-	-	1,377
Deconsolidation of Oranim	-	(1,408)	-	-	-	(1,408)

Balance at December 31, 2024	1,691	7,759	1,531	-	23	11,004
Amortization during the year	-	1,330	8	-	-	1,338

Balance at December 31, 2025	1,691	9,089	1,539	-	23	12,342

Amortized cost at December 31, 2025	$106	$1,091	$25	$1,885	$-	$3,107

Amortized cost at December 31, 2024	$980	$2,320	$33	$6,679	$-	$10,012

(*)
The licenses consisted of GMP and GDP licenses in Germany that had indefinitely useful life. The Company recognized an impairment loss in total amount of $997 during the year ended December 31, 2025 (see below).

Amortization expenses amounted to $1,338, $1,377 and $1,758, were recorded as part of selling and marketing expenses during the years ended December 31, 2025, 2024 and 2023, respectively.

During the year ended December 31, 2024, the Company derecognized goodwill and intangible assets in the amount of $3,499 and $1,414, respectively, as part of the deconsolidation of Oranim and goodwill impairment amounted to $495 related to Panaxia.

As part of the preparation of the interim financial statements for the third quarter of 2025, the management has performed an intangible assets (indefinite useful life licenses in Germany) and goodwill impairment analysis as of September 30, 2025, due to existence of significant changes in the extent or manner in which, the related CGUs to which such intangible assets and goodwill relate, was expected to be used, including potential impact of the legalization of cannabis in Germany on the entire Group, as noted in Note 1C above. Accordingly, the management, using the assistance of external appraiser, measured the recoverable amounts of the intangible assets and the goodwill derived from the applicable CGUs based on the value in use which was calculated at the expected estimated future cash flows, as determined according to management's budget for the next five years, by taking into account a pre-tax discount rate of cash flows for the Israeli CGU and the German CGU of 21.86% and 18.64%, respectively. In addition, the projected cash flow for the period exceeding five years was estimated by using a fixed growth rate of 1.5% for both Israeli and German CGUs, representing the long-term average growth rate as expected for such business. Based on the analysis performed, the Company has determined that recoverable amount of the applicable CGUs to which intangible assets and goodwill has been allocated is less than the carrying amount of the applicable CGUs. Thus, the impairment analysis resulted in a write-off of $997 and $2,126 of indefinite useful life intangible assets and goodwill, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 10 -	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

As of December 31, 2025, the management using the assistance of external appraiser performed the annual impairment analysis of goodwill, under which the recoverable amount of the Israeli CGU to which the remaining balance of goodwill relates, was determined based on the value in use of such CGU, using the expected estimated future cash flows, as determined according to the budget for the next five years and approved by the management. As part of the annual impairment analysis, the pre-tax discount rate of the cash flows was determined as 19.07% and the projected cash flows for the period exceeding five years was estimated using a fixed growth rate of 1.5%, representing the long-term average growth rate as expected for such business. Based on the analysis performed, the Company has determined that recoverable amount of the Israeli CGUs to which the remaining balance of goodwill relates is less than the carrying amount of the Israeli CGUs. Thus, the impairment analysis resulted in an additional write-off of $3,264 of goodwill.

NOTE 11 -	LEASING

A.	Right of use assets:

	Premises	Vehicles	Total
Cost:

Balance at December 31, 2023	$3,703	$675	$4,378
Changes during the year:
New leases	-	40	40
Termination of leases	-	(92)	(92)
Deconsolidation of Oranim	(921)	-	(921)
Currency translation adjustments	(5)	37	32

Balance at December 31, 2024	2,777	660	3,437
Changes during the year:
New leases	-	254	254
Termination of leases	-	(112)	(112)
Currency translation adjustments	442	74	516

Balance at December 31, 2025	3,219	876	4,095

Accumulated depreciation:

Balance at December 31, 2023	2,723	348	3,071
Changes during the year:
Depreciation and amortization	250	101	351
Termination of leases	-	(33)	(33)
Deconsolidation of Oranim	(388)	-	(388)
Currency translation adjustments	(47)	32	(15)

Balance at December 31, 2024	2,538	448	2,986
Changes during the year:
Depreciation and amortization	231	87	318
Termination of leases	-	(86)	(86)
Currency translation adjustments	251	225	476

Balance at December 31, 2025	3,020	674	3,694

Depreciated cost at December 31, 2025	$199	$202	$401

Depreciated cost at December 31, 2024	$239	$212	$451

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 11 -	LEASING (Cont.)

B.	Operating lease liabilities:
	Premises	Vehicles	Total

Balance at January 1, 2024	$1,119	$150	$1,269
Changes during the year:
New leases	-	40	40
Payment of lease liabilities	(213)	(170)	(383)
Interest on lease liabilities	19	33	52
Termination of leases	-	(63)	(63)
Deconsolidation of Oranim	(527)	-	(527)
Currency translation adjustments	(8)	53	45

Balance at December 31, 2024	390	43	433
Changes during the year:
New leases	-	254	254
Payment of lease liabilities	(210)	(113)	(323)
Interest on lease liabilities	21	20	41
Termination of leases	-	(22)	(22)
Currency translation adjustments	(21)	14	(7)

Balance at December 31, 2025	$180	$196	$376

	December 31
	2025	2024

Current liability	$322	$262
Non-current liability	54	171

Balance at December 31	$376	$433

C.	Amounts recognized in statements of cash flow:
	Year ended December 31,
	2025	2024	2023
Amortization of the right for use assets	$318	$351	$594
Interest on lease liabilities	$41	$52	$63
Payment of lease liabilities	$323	$383	$649

Total negative cash flows in respect of leasing for the years ended December 31, 2025, 2024 and 2023 are approximately $323, $383 and $649, respectively.

D.	Analysis of contractual payment dates of leasing liability at December 31, 2025:
Up to a year	341
Between 1-3 years	114
Total (undiscounted)	455

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 12 -	TRADE PAYABLES
	December 31,
	2025	2024

Open accounts in Israel	$9,780	$8,929
Open accounts abroad	2,275	2,230

	$12,055	$11,159

NOTE 13 -	OTHER CURRENT LIABILITIES

	December 31,
	2025	2024

Accrued expenses (*)	$2,621	$2,632
Employees and payroll accruals	423	493
Government authorities	2,588	1,237
Advances from customers	209	492
Liability for restructuring	117	117
Other payables (**)	115	30

	$6,073	$5,001

(*)
Including outstanding amount related to management fee to be paid to entity controlled by main shareholders of the Company in total amount of $698 and $427 as of December 31, 2025 and 2024, respectively. See also Note 22A below. Considering the relatively limited scale of the outstanding amounts, the total benefit the company received from the main shareholder is immaterial amount and therefore was not accounted for as transaction with main shareholders.

(**)	Including subleasing income received in advance from an entity controlled by main shareholders in total amount of $35 and $30 as of December 31, 2025 and 2024, respectively. See also Note 22A below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 14 -	OVERDRAFT AND CREDITS FROM BANK INSTITUTION AND OTHERS

A.
On May 17, 2023, the Company and Bank Mizrahi entered into credit facility with total commitment of up to NIS 10 million (approximately $3,600) (the “Mizrahi Facility”) which consisted of NIS 5 million credit line and NIS 5 million loan to be settled with 24 monthly installments from May 2023 which bears an annual interest at the Israeli Prime interest rate plus 2.9%. In August 2024, the credit line of NIS 5 million (approximately $1,969) received from Bank Mizrahi was converted into a six-month short-term loan, bearing an annual variable interest rate of P+1.9%.The Company's Chief Executive Officer, then Chairman of the Board and the main shareholder provided the bank a personal guarantee equal to the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective.

In March 2025, the Company and Bank Mizrahi signed an agreement under which a short-term loan of NIS 5 million (approximately $2,146) received from the bank was refinanced by the way that (i) an outstanding principal loan of NIS 4 million (approximately $1,717) was extended as a loan with 5-month grace period, after which repayment will be made in 31 monthly installments commencing September 21, 2025. The principal loan will bear an annual interest rate of Israeli Prime interest rate plus 2.9% to be paid monthly commencing April 20, 2025 and (ii) remaining amount of NIS 1 million (approximately $429) was extended as a credit line from March 19, 2025 to March 12, 2026. See also Note 24F below.

B.
From time to time, in the normal course of business, the Company enters into financing transactions with non-financial institutions under which the Company receives loans that bear an interest at a fixed rate which shall be repaid together with the principal amount over a limited period (mainly short-term) as defined in each loan agreement. When loans received from related parties are considered as free interest loans or loans with reduced interest which do not represent the applicable rate of risk for the Company, the transaction is accounted for as a capital contribution from a main shareholder.

C.
From time to time, in the normal course of business, the Company enters into financing transactions with non-banking credit services entities under which the Company receives short-term loans that are guaranteed by certain identified outstanding unpaid invoices of certain customers (the “Selected Trade Receivables”). As it was determined that the Company has retained substantially all the risks and rewards of ownership of the Selected Trade Receivables, the Company continues to recognize the Selected Trade Receivables in their entirety and recognizes financial liability for consideration received as short-term loans. During the year ended December 31, 2025, the Company received sort-term loans under such arrangement in an aggregate amount of $14,004.

Breakdown of credits from bank institution and others as of the reported dates:

		December 31,
	Interest rate	2025	2024

Overdraft and credit from bank institution	8.75%	$2,293	$2,586
Credit from non-financial institutions	8%-21%	8,470	6,306
Check receivables	6.5%-13.8%	4,506	6,719

		$15,269	$15,611

	December 31,
	2025	2024

Current maturity	$14,333	$15,145
Long-term credit facility	936	466

	$15,269	$15,611

During the years ended December 31, 2025, 2024 and 2023, the Company recorded discount amortization and interest expenses amounted to $2,756, $2,507 and $1,711, respectively. See also Note 19G below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15 -	CONVERTIBLE DEBENTURES OFFERING

On May 26, 2024, the Company closed a debt settlement agreement under which an aggregate current liability in the amount of $1,902 (the “Debt”) to certain creditors (collectively, the “Creditors”) have been settled through the issuance of up to $2,092 of secured convertible debentures (the “Debentures”), including of a 10% extension fee. The Debentures will mature on May 26, 2025, will not incur interest except in the event of default and may be converted into common shares of the Company at a fixed conversion price of $5.1 per common share. The Company was entitled through the term of the Debentures to early repayment of the Debentures for cash amount of $2,092. Upon initial recognition, the Company recognized an amount of $2,092 with respect to such liability, less than $297 related to the conversion feature which was eligible to equity classification. On May 25, 2025, as the conversion feature expired unexercised, the amount of $297 related to such option was classified from conversion feature related to convertible debt to share capital and premium.

Effective May 26, 2025, following the shareholders' approval, the Company and the Creditors agreed to extend the term of the Debentures until May 25, 2026, subject to additional 10% extension fee, such than the principal to be paid will be $2,301 upon maturity. The conversion price was determined as $2.61 per Common Share and the Company is entitled to through the term of the Debentures to early repayment of the Debentures for cash amount of $2,301.

Based on the updated terms of the Debentures, including the Company's early repayment option, it was determined that the fair value of the modified financial instrument upon its extension is $2,301. As the terms of the debentures were substantially modified, the modification was accounted for as derecognition of the original liability in an amount of $2,092 and the recognition of a new liability in the amount of $2,301. The difference in the respective amounts in the amount of $209 was recognized as an immediate expense in the statement of profit or loss.

As the exercise price of the conversion option is fixed and determined in the functional currency of the Company, it was determined to be eligible for equity classification. Thus, it was determined that the Company has issued a compound instrument that include a financial instrument that is considered as “host” which comprised of Debentures and an embedded conversion feature with an embedded prepayment option which was determined as not closely related to the host. In accordance with IAS 32, the Company applied "split-accounting" as follows: first, the Company measured the fair value of the host liability at fair value of a similar liability that does not have an associated equity conversion feature in total amount of $1,937 and the equity conversion component was measured as a residual amount in the amount of $364. In subsequent periods, the host liability is accounted for at amortized cost using an effective interest method.

Pursuant to the above, on May 26, 2025, management by assistance of third-party appraiser allocated the Debentures amount to identified components as follows:

May 26, 2025

Debentures (host instrument) (*)	$1,937
Embedded conversion feature (residual amount)	364
Total fair value of the convertible debentures	$2,301

(*)	The fair value of the host instrument was measured by management using the assistance of an external appraiser taking into account a debt discount rate of 18.79%.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 15 -	CONVERTIBLE DEBENTURES OFFERING (Cont.)

The following tabular presentation reflects the reconciliation of the carrying amount of Debentures during the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024

Balance at January 1	$1,968	$-
Issued of debentures as part of debt settlement	-	2,092
Derecognition of debentures as part of modification of terms	(2,092)	-
Issuance of debentures as part of modification of terms	2,301	-
Recognition of discount equal to embedded conversion feature	(364)	(297)
Partial conversion into common shares (see Note 18B5 below)	(1,395)	-
Amortization of discount expenses	204	173
Balance at December 31	$622	$1,968

During the years ended December 31, 2025 and 2024, the Company recorded finance expenses related to extension fee and discount amortization amounted to $413 and $363, respectively. See also Note 19G below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 16 -	DERIVATIVE WARRANTS LIABILITIES AND PREFUNDED WARRANTS

A.
From time to time the Company entered into a non-brokered private placement offering transactions or settlement agreements under which the Company issued units that consist of common shares and warrants which are exercisable into common shares over a limited period of the time at an exercise price which is denominated in foreign currency and/or as the warrants might be exercisable to variable number of shares due to cashless exercise mechanism. As a result of the above, such warrants are accounted for as a derivative warrants liability which is measured at fair value through profits and losses.

At the initial date and subsequently, the fair value of the warrants is estimated by management using the assistance of external appraiser based on Black and Scholes option pricing model, when unrealized gains or losses are included in finance income (expense), respectively, until expiration or exercise of the warrants.

The following table summarizes the observable inputs used in the valuation of the derivative warrants liabilities as of December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024
	Series 2024 (*)	Series 2023	Series 2021	Series 2024	Series 2023	Series 2021

Share price (in CAD)	1.91	1.91	1.91	3.25	3.25	3.25
Exercise price (in CAD)	3.43	12.34	59.21	4.32	12.95	62.14
Expected volatility (%)	67.72%	67.28%	67.3%	72.2%	75.7%	75.7%
Risk-free interest rate (%)	2.90%	3.63%	3.63%	2.93%	4.21%	4.21%
Dividend yield (%)	-	-	-	-	-	-
Expected term (years)	4.59	0.37	0.37	1.88	1.35	1.35

Number of warrants	742,517	818,818	49,058	742,517	818,818	49,058
Fair value per warrant (in CAD)	0.81	0.00	0.00	1.06	0.14	0.00

The following tabular presentation reflects the reconciliation of the total fair value of derivative warrants liabilities during the periods reported:

	Series 2024	Series 2023	Series 2021	Total

Balances at January 1, 2023	$-	$-	$8	$8
Issued (see Notes 18B1-18B2 below)	-	7,253	-	7,253
Changes in fair value (**)	-	(7,215)	(8)	(7,223)
Balances at December 31, 2023	-	38	-	38
Issued (see Note 18B3 below)	1,154	-	-	1,154
Changes in fair value (**)	(367)	62	-	(305)
Balances at December 31, 2024	787	100	-	887
Changes in fair value (**)	(*) (186)	(100)	-	(286)
Balances at December 31, 2025	$601	$-	$-	$601

(*)
Including, inter alia, the implication of execution of agreements dated August 13, 2025, with the holders of certain common share purchase warrants (the “Warrants”) originally issued as part of its private placement offering that closed on November 12, 2024 (the “2024 Private Placement”), pursuant to which the Company reduced the exercise price of each Warrant from $4.32 per common share to $3.43 per common share and extended the expiration date of each Warrant from November 12, 2026 to July 31, 2030.

(**)	See Note 19F below.

B.	For more information regarding prefunded warrants granted to Company's Chief Executive Officer, then Chairman of the Board and main shareholder, see also Note 18B4 below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17 -	CONTINGENT LIABILITIES

A.	Legal proceedings:

1.
On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm of approximately EUR 948 thousand for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was served on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defense to the Stuttgart Court in which it essentially stated two main arguments for defense: (i) The contractual party of the Company was not the Stroakmont & Atton. The contract with Stroakmont & Atton was only concluded as a sham transaction in order to cover up a contract with a company named Uniclaro GmbH (“Uniclaro”). Therefore, Stroakmont & Atton is not the real purchaser rather than Uniclaro; and (ii) The Company allegedly placed an order with Uniclaro for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in a total amount of EUR 941,897. Uniclaro has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

On March 22, 2022, Adjupharm filed a response to Stroakmont & Atton’s statement of defense and rejected both allegations with a variety of legal arguments and facts and offered evidence to the contrary in the form of testimony from the witnesses in question. The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses.

A court hearing with witnesses was held on January 11, 2023 and February 22, 2023, where witnesses testified. According to the court the witnesses could not provide the required evidence for the allegation regarding the sham transaction with Stroakmont.

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

The judgment is not final. An Appeal by Stroakmont & Atton was not successful. Adjupharm initiated enforcement measurements and pledged the bank account of Stroakmont & Atton. However, there is no information about the possible amount in the bank account. In the meantime, after the pledge of the bank account, Stroakmont & Atton filed for insolvency proceedings and the court ordered not to transfer any pledged amount to Adjupharm until an insolvency administrator is appointed and will decide about the further steps in the insolvency proceedings. According to the information available, the insolvency proceedings have not commenced yet and an insolvency administrator has not yet been appointed.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17 -	CONTINGENT LIABILITIES (Cont.)

A.	Legal proceedings (Cont.):

2.
On December 22, 2022, Uniclaro filed a statement of claim against Adjupharm with the district court in Hamburg, pursuant to which Uniclaro is claiming the purchase price for 300,000 COVID-19 rapid tests in the total amount of approximately EUR 1,046 thousand (approximately $1,540), including VAT, which Uniclaro has in its storage.

Uniclaro alleged in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand “Clongene”. Furthermore, Uniclaro claims that the order was placed verbally on March 23, 2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

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

On January 15, 2026, a court hearing took place before the High Court of Justice of Hamburg. The attorney of Uniclaro did not arrive at the court hearing, hence the court dismissed the appeal and issued a default judgment against Uniclaro. According to this judgment the initial judgment of the Regional Court of Hamburg on behalf of Adjupharm was confirmed and the appeal was dismissed.

On January 29, 2026, Uniclaro objected against the default judgment and requested to continue the proceedings. The High Court of Justice of Hamburg will have now to appoint a new court hearing to decide about the objection and whether the default judgment will remain in place.

At this stage, management cannot assess the chances of the claim advancing or the potential outcome of these proceedings. Thus, no provision has been recorded.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 17 -	CONTINGENT LIABILITIES (Cont.)

A.	Legal proceedings (Cont.):

3.
On November 17, 2023, we received a copy of the 35 Oak Statement of Claim that was filed in the ONSC by 35 Oak Holdings Ltd., MW Investments Ltd., 35 Oak Street Developments Ltd., Michael Wiener, Kevin Weiner, William Weiner, Lily Ann Goldstein-Weiner, in their capacity as trustees of the Weiner Family Foundation (collectively the “MYM Shareholder Plaintiffs”) against us and our Board and officers, (collectively, the “MYM Defendants”).

MYM Shareholder Plaintiffs claims that the MYM Defendants made misrepresentations in its disclosures prior to our transaction with MYM in 2021, as well as oral misrepresentations. The MYM Shareholder Plaintiffs are claiming damages that amount to approximately $15,000 and aggravated, exemplary and punitive damages in the amount of $1,000.

The Company has reviewed the complaint and believes that the allegations are without merit.

The Company, together with some of the MYM Defendants, brought, on February 22, 2024, a preliminary motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations with the plaintiffs, the MYM Shareholder Plaintiffs narrowed their claim, provided further particulars of it, and agreed to resolve the motion on consent. The Plaintiffs have agreed to discontinue or dismiss their claims against several of the individual defendants. Their claim will only continue against IM Cannabis, MYM Neutraceuicals Inc., Michael Ruscetta, and Howard Stienberg.

The Company delivered a Statement of Defence by March 23, 2026, as did Messrs. Steinberg and Ruscetta.

Given the preliminary stage of this action, it is too early to opine on the merits of the claim or whether it is more likely than not to result in an outflow of funds to us and if so, how much.

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT)

A.	Composition of share capital:

	December 31, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common Shares without par value	Unlimited	5,894,812	Unlimited	3,085,452

Common Shares confer upon their holders the right to participate in the general meeting where each common share has one voting right in all matters, receive dividends if and when declared and participate in the distribution of surplus assets in case of liquidation of the Company.

As of July 12, 2024, the Board of the Company has approved a reverse share split of all outstanding common shares of the Company at a ratio of 6:1 so that each six common shares without par value were consolidated into one common share without par value (the “Reverse Share Split”). For accounting purposes, all common shares, restricted share units, options and warrants to purchase common shares and loss per share amounts have been adjusted to give retroactive effect to the Reverse Share Split for all periods presented in the consolidated financial statements. All fractional Common Shares equal to or greater than one-half resulting from the Reverse Share Split were rounded to the next whole number, otherwise, the fractional Common Share was cancelled.

B.	Changes in issued and outstanding share capital:

	Number of shares
	2025	2024	2023 (*)

Balance as of January 1	3,085,452	2,232,359	1,261,590
Common shares issued through private placements offerings (1), (3), (8)	1,202,000	742,517	879,520
Common shares issued as debts settlement (2), (7)	52,380	-	82,082
Common shares issued as compensation to a related party (4)	-	110,576	-
Common shares issued upon RSUs vested		-	9,167
Common shares issued upon pre-funded warrants exercised (4), (8)	800,701	-	-
Common shares issued upon debentures converted (5)	625,461	-	-
Common shares issued as consideration upon acquisition of non-controlling interest (6)	128,818	-	-

Balance as of December 31	5,894,812	3,085,452	2,232,359

(*)          Includes the effect of Reverse Share Split (see also Note 18A above).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT) (Cont.)

B.	Change in issued and outstanding share capital (Cont.):

1.
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

Concurrently with the LIFE Offering, the Company issued 21,950 units to a non-independent director under the LIFE Offering at an aggregate price of US$165 (approximately $222) as a settlement of debt in the same amount owed by the Company to the director for certain consulting services previously rendered by the director to the Company. Each unit consisted of one common share and one warrant which eligible for exercise into one common share at an exercise price of US$9.00 over a period of 36 months from the issuance date (the “LIFE Offering Warrants”).

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

All the above warrants issued are considered as “January-February 2023 Warrants”.

The Company incurred direct and incremental transaction costs related to the LIFE Offering amounted to approximately $334.

As the exercise price of January-February 2023 Warrants is denominated in foreign currency, which is not the Company's functional currency, the January-February 2023 Warrants were accounted for as a derivative liability, which was measured at fair value at initial date by management using the assistance of external appraiser in total amount of US$5,277 thousand (approximately $7,027) by using Black-Scholes pricing model. The residual amount of US$1,319 thousand (approximately $1,754) was allocated to common shares issued and was recorded as part of share capital and premium.

Issuance costs amounted to $268 allocated to January-February 2023 Warrants have been charged immediately to statement of operations as part of finance expenses and the amount of $66 that was allocated to common shares was recorded as deduction from share capital and premium.

2.
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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT) (Cont.)

B.	Change in issued and outstanding share capital Cont.):

3.
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

The Company incurred direct and incremental transaction costs amounted to approximately $88, of which an amount of $48 that was allocated to November 2024 Warrants classified as financial liability was charged immediately to statement of operations as part of finance expenses and the amount of $40 that was allocated to common shares was recorded as deduction from share capital and premium.

4.
Since October 2022, the Company has borrowed from various institutions more than US$8,000 thousand (approximately $10,832) (collectively, the “Loans”). As required by the lenders, the Company's chairman of the Board and the Chief Executive Officer (the “Guarantor”) has personally guaranteed the Loans. The independent members of the Board commissioned a valuation work which determined that the value of the Guarantor’s personal guarantees ascribed the benefit to the Company in total amount of approximately US$560 thousand (approximately $758) (the “Benefit”).

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

The above transaction was accounted for as a share-based compensation in exchange for instruments (i.e. common shares and prefunded warrants) that were issued to the Guarantor. However, since the achievement of the shareholders' approval was beyond the control of the Company, the prefunded warrants were accounted for as derivative liability that was measured in total amount of $440 at the closing date and subsequently at fair value under a marked to market approach, until their exercise or expiration, as earlier. The amount of $318 which was allocated to the common shares was recognized as part of the permanent equity of the Company.

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT) (Cont.)

B.	Change in issued and outstanding share capital (Cont.):

4.	(Cont.)

Effective May 26, 2025, following the shareholders' approval for the Company's then chairman of the Board, Chief Executive Officer to become a control person (as defined under the policies of the CSE), an aggregate 152,701 Pre-Funded Warrants held by the Guarantor have been exercised for the same number of ordinary shares at an exercise price of $0.00001 per Pre-Funded Warrant. Consequently, the Pre-Funded Warrants were classified from derivative liability to equity at their fair value as of that date in total amount of $372 based on a deemed price of $2.44 per Common Share, equal to the 10-day volume weighted average price of the common shares on the CSE ending on May 26, 2025. During the period commencing January 1, 2025 through the exercise date, the Company recorded revaluation income of $124 due to a change in the fair value of derivative liability.

5.
During the period commencing May 26, 2025 through December 31, 2025, total carrying amount of debentures of approximately $1,395 have been converted into 625,461 common shares of the Company. See Note 15 above.

6.
In February 2024, the Company, through IMC Holdings, exercised an Option and acquired 74% of the voting rights in Focus. In September 2024, the Board approved the acquisition of the remaining 26% of the voting rights in Focus from Ewave Group Ltd.’s (“Ewave”) which is a privately held entity jointly owned by two main shareholders of the Company (the “Focus Transaction”), pending all necessary organizational and regulatory approvals.

Management estimated by using the assistance of third-party appraiser the fair value of Focus to be approximately NIS 3.1 million based on discounted cash flow approach. Thus, it was determined that 26% interest in Focus is equal to approximately NIS 819 thousand (approximately $314) (the “Focus Purchase Price”). As a result, the Company issued an aggregate of 128,818 common shares at a deemed price of $2.44 per Common Share, equal to the 10-day volume weighted average price of the common shares on the CSE ending on May 26, 2025, the date in which the Company received disinterested shareholders’ approval to complete the Focus Transaction (the “Closing Date”).

At Closing Date, the common shares issued were recorded as part of share capital and premium based on the estimated Focus Purchase Price. The difference between the estimated Focus Purchase Price ($314) and the amount of ($2,558) which represents the book value of non-controlling interest allocated to 26% interest in Focus at the Closing Date was recorded as capital reserve related to transaction with non-controlling interest.

7.
On June 12, 2025, the Board approved the Company to enter into a debt settlement agreement with an unrelated service provider, pursuant to which unpaid fees, charges, and disbursements for legal services rendered to the Company in previous periods in total amount of $190 will be settled to a number of 52,380 common shares at a deemed price per share equal to 10-day volume weighted average price of the shares ending on the date prior to issuance of the common shares. The common shares have been issued on June 18, 2025.

The above transaction was accounted for as a settlement of financial liability under which the instruments issued are eligible for equity classification.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT) (Cont.)

B.	Change in issued and outstanding share capital (Cont.):

On July 30, 2025 (the “Closing Date”), the Company closed a Private Placement Offering (the “Offering”) through issuance of 2,050,000 units (each a “Unit”) for gross cash proceeds of US$ 4,100 thousand (approximately $5,622). Each Unit was sold at a price of C$2.74 per Unit and consisted of (i) one common share or one common share pre-funded warrant in lieu thereof (the “Pre-Funded Warrants”) and (ii) one common share purchase warrant (the “Warrant Shares”).

8.
Each Warrant Share entitles its holder to purchase one common share at an exercise price of $3.43 per Warrant Share over a period of 60 months from its issuance. Each Pre-Funded Warrant entitles its holder to purchase one common share at an exercise price of $0.00001 per Pre-Funded Share at any time until exercised in full.

In connection with the Offering, on July 31, 2025, the Company entered into a consulting agreement with Pure Equity Ltd. (“Pure Equity”), under which Pure Equity provided the Company with consulting services related to the Offering for total consideration that includes issuance of warrant (the “Finder’s Warrant”) to purchase up to 140,000 common shares of the Company (the “Finder’s Warrant Shares”) at an exercise price of US$2.50 per Finder’s Warrant Share over a period of 60 months following its issuance and one-time cash payment of US$260 thousand, plus VAT.

Upon Closing Date, management by using the assistance of an external appraiser allocated the gross cash proceeds received based on the relative fair value of the common shares, Pre-Funded Warrants and Warrant Shares in total amount of $2,070, $1,460 and $2,092, respectively. The fair value of the Warrant Shares was determined by using Black-Scholes pricing model taking into account, inter alia, expected stock price volatility of 66% and risk-free interest rate of 3.15%. The amount allocated to Pre-Funded Warrants and the Warrant Shares was classified as a component of permanent equity as their terms permit the holders to receive a fixed number of shares of common stock upon exercise for a fixed exercise price.

Direct and incremental costs incurred related to the Offering amounted to $868 of which $557 in cash and $311 in share-based payment to Pure equity (the Finders Warrant). Such costs were allocated to common shares, Pre-Funded Warrants and Warrant Shares based on the same proportion as the allocation of the gross proceeds.

As the Finder’s Warrant was granted to Pure Equity as compensation for its services rendered in respect to the Offering, the Finder’s Warrant was accounted for under IFRS 2 “Share-based Payment” in total amount of $311. These expenses were estimated at fair value by using Black-Scholes pricing model taking into account, inter alia, expected stock price volatility of 66.1% and risk-free interest rate of 3.96%. These expenses were included in the issuance costs incurred through the Offering.

Pursuant to the subscription agreement, the Company has agreed to file a resale registration statement on Form F-3 (the “Registration Statement”) providing for the resale by the purchasers of the common shares, the Warrant Shares, the Pre-Funded Shares and the Finder’s Warrant Shares within 30 calendar days of the Closing Date. The Company also agreed to use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable, but in no event later than the date, which shall be either: (i) in the event that the SEC does not review the Registration Statement, 60 calendar days after the Closing Date, or (ii) in the event that the SEC reviews the Registration Statement, 90 days after the Closing Date. On August 27, 2025, a Registration Statement was declared effective by the SEC.

During the period commencing Closing Date through December 31, 2025, aggregate 648,000 Pre-Funded Warrants have been exercised into the same number of common shares of the Company at an exercise price of $0.00001 per Pre-Funded Warrant. Thus, the amount of $944 was classified from "amount received on account of financial instruments and others" into "share capital and premium".

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT) (Cont.)

C.	Capital reserve from transaction with main shareholder

During the year ended December 31, 2025, IMC Holdings entered in a loan agreement with the Company's then chairman of the Board, Chief Executive Officer and main shareholder (the “Main Shareholder”), in the amount of NIS 1,750 thousand (approximately $751) which bear fixed annual interest at the rate prescribed by the Income Tax Regulations for determining the interest rate under Section 3(i) of the Income Tax Ordinance and shall be repaid up to April 30, 2026.

Since the loan received from the Main Shareholder includes an interest which did not represent the applicable rate of risk for the Company, the aforesaid transaction was accounted for as a capital contribution from main shareholder. Thus, the liability towards the Main Shareholder was measured at fair value based on future cash payments discounted using an interest rate of 17% which represented the Company's applicable rate of risk, as determined by management using the assistance of third-party appraiser. As a result, the Company recorded a discount on the balance of liability towards the Main Shareholder in total amount of NIS 85 thousand (approximately $33) against capital reserve from transaction with main shareholder. Discount expenses are recorded over the economic life of the loan based on an effective interest rate method.

D.	Share-based payment

1.	Share option plan

Effective March 31, 2025, the Company adopted the omnibus equity incentive plan (the “Equity Incentive Plan”), which was ratified and approved by disinterested shareholders at the annual general and special meeting of the Company held on May 26, 2025. The 2025 Plan replaced previous stock option plan of the Company (the “Stock Option Plan”) and the restricted share unit award plan of the Company (the “RSU Plan” and together with the Stock Option Plan, the “Predecessor Plans”). As of December 31, 2025, there are 28,768 common shares reserved for issuance pursuant to stock options (“Options”) issued under the Stock Option Plan (the “Predecessor Options”) and there are no common shares reserved for issuance pursuant to restricted share units (“RSUs”) issued under the RSU Plan. No further awards will be granted under the Predecessor Plans. The Stock Option Plan continues to exist but only for the purpose of governing the terms of Predecessor Options that were granted under the Stock Option Plan prior to the adoption of the Equity Incentive Plan.

Awards may be granted under the Equity Incentive Plan until the Equity Incentive Plan terminates in accordance with its terms.

Pursuant to the Equity Incentive Plan, the Company may grant Awards (as such term defined in the Equity Incentive Plan) to eligible persons as determined by the Equity Incentive Plan. Awards under the Equity Incentive Plan include Options, Stock Awards (as such term is defined in the Equity Incentive Plan) and RSUs. Award holders who are resident in Israel are subject to the Sub‑Plan for Award Holders in Israel (as such terms are defined in the Equity Incentive Plan).

The aggregate number of common shares which may be made available for issuance under the Equity Incentive Plan will not exceed with respect to the number of common shares issuable pursuant to all Awards, 20% of the total number of issued and outstanding Common Shares from time to time.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT) (Cont.)

D.	Share option plan (Cont.)

2.	The following table presents the Company’s options activity under the Stock Option Plan for the periods reported:

	Year ended December 31, 2025
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	41,410	227.9
Options forfeited during the year	(12,642)	729.38

Options outstanding at the end of year	28,768	7.60

Options exercisable at the end of year	28,766	7.60

	Year ended December 31, 2024
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	54,242	172.3
Options granted during the year	31,305	3.0
Options forfeited during the year	(44,137)	210.13

Options outstanding at the end of year	41,410	227.9

Options exercisable at the end of year	20,641	183.3

	Year ended December 31, 2023
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	86,528	225.6
Options granted during the year	500	6.6
Options forfeited during the year	(32,786)	310.7

Options outstanding at the end of year	54,242	172.3

Options exercisable at the end of year	49,907	170.3

The weighted average remaining contractual life for the options outstanding as of December 31, 2025 was 0.84 years (2024 - 1.78 years and 2023 - 3.76 years).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 18 -	SHAREHOLDERS' EQUITY (DEFICIT) (Cont.)

D.	Share option plan (Cont.)

3.	The following table presents the assumptions used to estimate the fair values of the options granted in the periods reported:

	Year ended December 31,
	2024	2023

Share price (in CAD)	$3.0	$6.6
Exercise price (in CAD)	$3.0	$6.6
Expected life (years)	1.25	5
Volatility (%)	68.6-69.6	104.4-109.35
Annual risk-free rate (%)	3.23	3.55-3.65
Dividend yield (%)	-	-

During the years ended December 31, 2024 and 2023, the weighted average fair value of each option on grant date was $1.24 and $4.7, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19 -	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

A.	Additional information on revenue:

	Year ended December 31,
	2025	2024	2023

Cannabis products	$53,186	$51,335	$44,246
Other products	1,545	2,696	4,558

	$54,731	$54,031	$48,804

(*)          All products are sold through one reporting unit. See also Note 21 below.

B.	Cost of revenue:

	Year ended December 31,
	2025	2024	2023

Salaries and related expenses	$536	$453	$457
Materials	43,351	40,517	36,265
Write-off	-	3,878	-
Professional fees	754	519	418
Depreciation	7	7	7
Miscellaneous	397	206	827

	$45,045	$45,580	$37,974

C.	Selling and marketing expenses:

	Year ended December 31,
	2025	2024	2023

Salaries and related expenses	$2,604	$3,455	$5,677
Advertising	326	832	1,568
Professional fees	28	13	36
Depreciation	1,426	1,627	2,320
Miscellaneous	972	1,142	1,187

	$5,356	$7,069	$10,788

D.	General and administrative expenses:

	Year ended December 31,
	2025	2024	2023

Salaries and related expenses	$2,438	$2,218	$2,314
Insurance	1,030	1,321	1,847
Professional fees, net (*)	3,471	2,022	4,095
Depreciation	523	550	669
Miscellaneous	2,054	1,907	2,083

	$9,516	$8,018	$11,008

(*)	Includes management fee incurred indirectly through an entity controlled by the main shareholder. See Note 22B below.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19 -	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

E.	Restructuring expenses:

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

1.
On April 15, 2024, the Company and the former shareholder of Oranim Plus Pharm Ltd. (“Oranim”) mutually agreed to terminate previous arrangements between then for purchasing 51% of the rights in Oranim by the Company. Consequently, the Company's obligations for the remaining consideration were derecognized, the Company's "Call" option and the seller "Put" option were expired, the Company transferred its rights in Oranim back to the seller and the Company recorded loss amounted to $2,734 as a result of deconsolidation of the financial results of Oranim. The assets and liabilities of Oranim (including related liabilities) immediately prior to deconsolidation date were as follows:

CURRENT ASSETS:
Cash	$346
Trade receivables	1,324
Other current assets	759
Inventory	837
3,266

NON-CURRENT ASSETS:
Property, plant and equipment, net	783
Right-of-use assets, net	533
Intangible assets, net	1,414
Goodwill	3,499
6,229

Total assets	$9,495

CURRENT LIABILITIES:
Trade payables	$1,597
Other current liabilities	166
Current maturities of operating lease liabilities	155
1,918

NON-CURRENT LIABILITIES:
Operating lease liabilities	372
Deferred tax liability, net	326
698

Total liabilities	$2,616

Purchase consideration payable	$2,172
Put option liability	$1,973

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 19 -	ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS (Cont.)

F.	Other expenses (Cont.):

2.
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

3.	For more information regarding impairment of intangible assets and goodwill allocated to Israeli CGU and German CGU, see Note 10 above.

G.	Finance expenses (income) net:

	Year ended December 31,
	2025	2024	2023

Finance income:
Revaluation of loans receivables	$-	$(177)	$-
Change in fair value of derivative warrants liabilities (Note 16)	(286)	(305)	(6,955)
Change in fair value of derivative pre-funded warrants liabilities (Note 18B4)	(124)	-	-
Exchange rate differences and other finance income	(3,021)	(1,729)	(51)

	$(3,431)	$(2,211)	$(7,006)

Finance expenses:
Compensation expenses in respect to guarantees granted by main shareholder	$-	$758	$-
Change in fair value of derivative pre-funded warrants liabilities (Note 18B4)	-	56	-
Issuance costs allocated to derivative warrants liability (Notes 18B1, 18B3)	-	48	-
Extension fee and discount amortization expenses in respect to convertible debentures (Note 15)	413	363	-
Revaluation of investment in affiliate (Note 8)	-	837	-
Interest and discount amortization expenses on credit from bank institution and others (Note 14)	2,756	2,507	1,711
Impairment of loans receivables	-	-	601
Exchange rate differences and other finance income	333	202	1,359

	$3,502	$4,771	$3,671

	71	$2,560	$(3,335)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20 -	TAXES ON INCOME

A.	Tax rates applicable to the Group:

1.	The Company is subject to tax rates applicable in Canada. The combined federal and provincial rate is 26.5%.

2.	The Israeli subsidiaries are subject to Israeli corporate income tax rate of 23%.

3.	The German subsidiary is subject to weighted tax rate of approximately 29.1% (composed of Federal and Municipal tax) for the reported periods.

B.	Carryforward net operating losses for tax purposes:

1.
As of December 31, 2025, the carryforward net operating tax losses of the Israeli subsidiaries amounted to approximately $40,472, which can be carried forward to future years and offset against taxable income in the future without any time limitation.

2.
As of December 31, 2025, the carryforward net operating tax losses of the German subsidiary amounted to approximately $16,938 which can be carried forward without time limitation. Under the restrictions of the so-called minimum taxation, only 60% (from 2024 to 2027: 70%) of annual taxable profits in excess of EUR 1,000 thousand can be offset by loss carryforwards. This tax loss carryforward rule applies for both corporate income tax purposes and trade tax purposes (the increase within the minimum taxation to 70% applies for corporate income tax purposes but not for trade tax purposes). For corporate income tax (not trade tax) purposes, an optional loss carryback is permitted for two years up to a maximum amount of EUR 1,000 thousand.

Deferred tax assets were not recorded since the entities in the Group do not anticipate utilizing the net operating losses in the foreseeable future.

C.	Income tax expense (tax benefit):

	Year ended December 31,
	2025	2024	2023

Current taxes	$186	$28	$182
Deferred taxes, net	(165)	(150)	394
Taxes on income from previous years	71	(901)	195

	$92	$(1,023)	$771

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 20 -	TAXES ON INCOME (Cont.)

D.	Reconciliation of tax expense (benefit) and the accounting loss multiplied by the Company's domestic tax rate for:

	Year ended December 31,
	2025	2024	2023

Loss before income tax	$(11,658)	$(12,794)	$(9,457)

Statutory tax rate in Canada 26.5%	(3,089)	(3,390)	(2,506)

Increase (decrease) in income tax due to:
Non-deductible expenses (non-taxable income), net for tax purposes	1,699	(223)	(122)
Effect of different tax rates of subsidiaries	(113)	232	169
Adjustments in respect of current income tax of previous years	71	(708)	195
Recognition of tax benefits in respect of losses incurred in previous years	317	1,078	1,565
Unrecognized tax benefit in respect of losses incurred for the year	640	1,059	1,432
Other adjustments	567	929	38

Income tax expense (benefit)	$92	$(1,023)	$771

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 21 -	OPERATING SEGMENTS

A.
General information:

Since inception date, the operation of the Group has been conducted through one operating segment, (i.e., sales of medical cannabis products and other products) to customers through certain geographical areas (i.e. Israel and Germany).

	Israel	Germany	Adjustments	Total
Year ended December 31, 2025

Revenue	$18,383	$36,348	$-	$54,731

Segment loss	$(6,839)	$(1,674)	$-	$(8,513)

Unallocated corporate expenses			$(3,074)	$(3,074)

Total operating loss				$(11,587)

Depreciation, amortization and impairment	$7,175	$1,168	$-	$8,343

Year ended December 31, 2024

Revenue	$38,523	$15,508	$-	$54,031

Segment loss (income)	$(9,314)	$942	$-	$(8,372)

Unallocated corporate expenses			$(1,862)	$(1,862)

Total operating loss				$(10,234)

Depreciation, amortization and impairment	$2,509	$170	$-	$2,679

Year ended December 31, 2023

Revenue	$43,316	$5,488	$-	$48,804

Segment loss	$(6,627)	$(1,615)	$-	$(8,242)

Unallocated corporate expenses			$(4,550)	$(4,550)

Total operating loss				$(12,792)

Depreciation, amortization and impairment	$2,823	$173	$-	$2,996

B.
Major customers

During the years ended December 31, 2025 and 2024, the Company had major customers which accounted for approximately 13% and 32% of the Group's total revenue, respectively. During the year ended December 31, 2023, the Company had no customers that exceeded 10% of the Group's total revenue.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 22 -	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.	Balances and transactions:

The following table summarizes balances with related parties in the statements of financial position:

	December 31,
	2025	2024

Other current assets - main shareholders (Note 6)	$129	$134
Other current liabilities - subleasing income received in advance from an entity controlled by main shareholders (None 13)	$35	$30
Other current liabilities - management fee payable to an entity controlled by main shareholder (Note 13)	$698	$427
Loans and accrued expenses from main shareholder (Note 14)	$752	$-
Convertible debentures issued to main shareholders (Note 15)	$487	$446
Derivative warrants liabilities and prefunded warrants issued to main shareholders (Note 16)	$314	$914

The following table summarizes the transactions with related parties in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2025	2024	2023

General and administrative expenses - management fee (1)	$536	$498	$641
Selling and marketing expenses - management fee (2)	$68	$62	$10
General and administrative expenses - sublease income (3)	$133	$40	$-
Finance income (expense) - Interest in income (expenses) and discount amortization expenses on loans granted to (received from) main shareholders	$(46)	$(53)	$45
Finance income - Revaluation of derivative warrants liabilities granted to main shareholders	$103	$155	$1,450
Finance (income) expenses - Revaluation of prefunded warrants granted to main shareholder	$(124)	$56	$-
Finance expenses - Extension fee and discount amortization expenses in respect of convertible debentures granted to main shareholders	$123	$87	$-
Finance expenses - Compensation expenses in respect of guarantees granted by main shareholder	$-	$758	$-

(1)	Includes compensation for management services incurred indirectly by an entity controlled by the main shareholder.

(2)
On November 1, 2023, IMC Holdings signed a service agreement with a relative of one of the Company's main shareholders (the “Relative”) according to which the Relative provides IMC Holdings with strategy and marketing services within a defined hourly cap as set in the agreement, in return for a fixed monthly amount of NIS 14,000 plus VAT over a period commencing on the aforementioned date through March 31, 2026 unless the Company determines to terminate the agreement in early written notice of 15 days.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 22 -	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

A.	Balances and transactions:

(3)
Includes income from subleasing of portion of premises to an entity controlled by the main shareholder based on sublease agreement executed on August 15, 2024, pursuant to IMC Holdings entitles to receive a monthly lease fee over the Initial Lease Period and the Option Period was determined at a fixed amount of NIS 17 thousand linked to Israeli Consumer Price Index (ICPI) plus VAT over a lease period commenced on August 18, 2024 through August 18, 2025 (the “Initial Lease Period”) which may be extended through August 18, 2026 (the “Option Period”). To fulfill its obligations under the sublease agreement, the lessor has invented a bank guarantee, autonomous, unconditional, prepared for the benefit of IMC Holdings, in total amount equal to four monthly lease fee which will be expired 60 days following the Initial Lease Period or the Option Period.

For more information regarding the first amendment of the sublease agreement, see Note 24D below.

(4)
For more information regarding execution of Note Purchase Agreement with certain investor, pursuant to which the Company issued a convertible note in aggregate principal amount of approximately US$1,710 thousand (approximately $2,341) and 321,821 warrants, see Note 24B below.

B.	Compensation of key management personnel of the Group:

The Company's key management personnel are directors, senior executives and management entity controlled by the main shareholder, which provides the Company with key management personnel services.

	Year ended December 31,
	2025	2024	2023

Payroll and related expenses	$1,293	$1,094	$704

Share-based compensation	$10	$63	$513

Professional fees (*)	$912	$724	$852

(*)	Includes management fees charges during the years ended December 31, 2025, 2024 and 2023 of $526, $481 and $475, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23 -     FINANCIAL INSTRUMENTS

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

For more information regarding balance of financial assets and liabilities that are denominated or linked to foreign currency, see Note 23E below.

2.	Financial risk factors The Group has exposure to the following risks from its use of financial instruments:

A.
Unquoted equity instruments risk

Investment in unquoted equity instruments is sensitive to market price risk arising from uncertainties about future value of this investment. The Company's Board reviews and approves all decisions related to investment in unquoted equity instruments. As of December 31, 2025 and 2024, exposure to investment in one unquoted equity instrument measured at fair value was $1,776 and $1,631, respectively. See also Note 8 above.

B.
Price risks of Company's common share

As of the reported dates, the Company is exposed to risks arising from changes in the price of its warrants and/or prefunded warrants measured at fair value through profit or loss as resulted from issuance of warrants to investors through private placement offering transaction and/or settlement agreements and issuance of the prefunded warrants as compensation to related party due to personal guarantees provided (see also Note 16 above). The fair value of such derivative liabilities is subject the Company to recognize losses in case there will be change in the price of the Company's ordinary share. However, the settlement of these liabilities will be through the exercise of the Company’s common shares.

C.
Liquidity risk

Since its inception date, the Company has financed its business activities through raising capital, inter alia, through public offering, non-brokered private placement transactions and credits from bank institution and others.

As of December 31, 2025 and 2024, the Company’s negative working capital amounted to $10,169 and $11,554, respectively. Based on the Group's working capital position as of December 31, 2025 and 2024, management considers liquidity risk to be high. As of the reported dates, almost entire credit and loans from bank institution and others is classified as current liability.

The Company's policy is to manage its liquidity by examining current forecasts to manage the cash for operational needs in the normal course of business. Depending on current needs, the Company periodically carries out additional raising of capital.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23 -     FINANCIAL INSTRUMENTS (Cont.)

A.	Financial risk management (Cont.)

2.	Financial risk factors (Cont.)

D.	Credit risks

1.
As of the reported dates, the cash is mostly deposited in various bank institutions in Israel and Germany. The management regularly evaluates the financial strength of the financial institutions with which the Company engages. Accordingly, the Company's management believes that the credit risk to these balances is low.

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

2.	Below is the breakdown of the Company’s financial assets subject to credit risks:

	December 31,
	2025	2024

Cash	$2,727	$863
Restricted cash	$582	$64
Trade receivables	$10,848	$13,803

E.
Currency rate risk:

As of December 31, 2024, a portion of the Group's financial assets and liabilities denominated in EUR, NIS and USD currency consist of cash and restricted cash in the amount of EUR 196 thousand (approximately $293), NIS 1,397 thousand (approximately $551), USD nil thousand (approximately $nil), respectively. As of December 31, 2025, a portion of the Group's financial assets and liabilities denominated in EUR, NIS and USD currency consist of cash and restricted cash in the amount of EUR 1,411 thousand (approximately $2,271), NIS 998 thousand (approximately $429), USD $nil thousand (approximately $nil), respectively. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure to its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 23 -     FINANCIAL INSTRUMENTS (Cont.)

B.	Fair value of financial instruments

The Company's financial instruments that are included in the working capital include cash, restricted cash deposit, trade receivables, other current assets, trade payables, other current liabilities and credits from bank institutions and others. The balances of the financial instruments as stated in the balance sheet as of reported dates, constitute an approximation to their fair value.

In addition, the Company has operating lease liabilities and convertible debentures that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method (see also Note 11 and Note 15 above, respectively). Taking into consideration the balance of such liabilities and the fact that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the carrying amount constitutes an approximation of fair value.

C.	A summary of financial instruments broken down by group:

	December 31,
	2025	2024

Financial assets measured at depreciated cost
Cash	$2,727	$863
Restricted cash	582	64
Trade receivables	10,848	13,803
Other current assets	2,120	2,876
	16,277	17,606

Financial liabilities measured at fair value
Investments in affiliate	1,776	1,631
Financial liabilities measured at depreciated cost
Operating leasing liabilities (including current maturity)	376	433
Credit from bank institution and others (including current maturity)	15,269	15,611
Convertible debentures	622	1,968
Trade payables	12,055	11,159
Other current liabilities	5,747	4,392
	34,069	33,563

Financial liabilities measured at fair value
Derivative warrants liabilities and prefunded warrants	$601	$1,383

D.	Company capital risk management policy

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

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24 -	SUBSEQUENT EVENTS

A.	Settlement agreements

1.
Following to Note 17A3 above, on December 31, 2025, the Board approved the Company entering into settlement agreement pursuant to which the Company shall pay a total amount of $90 to MYM Shareholder Plaintiffs as settlement of the motion to strike out several significant parts of the claim. Following prolonged discussions and negotiations, the MYM Shareholder Plaintiffs narrowed their claim and agreed to resolve the motion on consent. In January 2026, a settlement agreement has been executed and the settlement amount was paid.

2.
On December 31, 2025, the Board approved the Company entering into settlement agreement under which the Company shall pay a total amount of $420 to service provider for certain legal services rendered in previous periods as full and final payment of all outstanding accounts, fees, disbursements and interest. In January 2026, a settlement agreement has been executed and the payment amount was paid.

B.	Convertible promissory notes offering

On January 7, 2026, the Company entered into a Note Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company issued to the Investor (A) a convertible note (the “Note”) in the principal amount of approximately US$1,710 thousand (approximately $2,341) (the “Subscription Amount”), which is convertible into the Company’s common shares, no par value per share (the “Common Shares”), at a purchase price equal to 90% of the Subscription Amount  and (B) a warrant to purchase up to 228,150 Common Shares (the “Warrant”), which is the number equal to 33⅓% of the Subscription Amount divided by an exercise price of $3.45 per Common Share (the “First Transaction”). The First Transaction closed on January 26, 2026.

In addition, on January 20, 2026, the Company entered into an additional Note Purchase Agreement (the “Additional Purchase Agreement” and, together with the Purchase Agreement, the “Purchase Agreements”) with the Investor, pursuant to which the Company issued to the Investor (A) a convertible note (the “Second Note” and, together with the Note, the “Notes”) in the principal amount of approximately US$704 thousand (approximately $964) (the “Additional Subscription Amount” and, together with the Subscription Amount, the “Subscription Amounts”) which is convertible into the Company’s Common Shares at a purchase price equal to 90% of the Additional Subscription Amount and (B) a warrant to purchase up to 93,671 Common Shares (the “Additional Warrant” and, with the Warrant, the “Warrants”), which is the number equal to 33⅓% of the Additional Subscription Amount divided by an exercise price of $3.45 per Common Share (the “Second Transaction” and, together with the First Transaction, the “Offerings”). The Second Transaction closed on January 21, 2026.

Each Note bears an interest rate of 8.0% per annum accruing from the closing date of the First Transaction and the Second Transaction, as applicable, (which shall increase to 14.0% upon the occurrence of an Event of Default, as defined in the Notes) (the “Interest” and, together with the Subscription Amounts, the “Conversion Amount”). The Conversion Amount is not repayable in cash and the Company’s obligations thereunder will be satisfied solely through the issuance of the Company’s Common Shares upon conversion of the Conversion Amount in accordance with their terms.

The number of Common Shares issuable upon any conversion of the Conversion Amount is determined by dividing the applicable conversion amount by the conversion price (the “Conversion Price”). The Conversion Price is equal to the lower of (i) the Fixed Price, as defined in each of the Notes, or (ii) 90% of the lowest daily volume-weighted average price of the Common Shares during the 20 consecutive trading days immediately preceding the conversion date, (the “Variable Price”), provided, however, that the Variable Price will not be lower than the Floor Price, as defined in each of the Notes. The Fixed Price in the Note and in the Second Note is $0.29 and $1.38, respectively. The Floor Price in the Note and in the Second Note are $0.29 and $0.275, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 24 -	SUBSEQUENT EVENTS (Cont.)

B.	(Cont.)

The Notes include customary limitations on conversion, including a beneficial ownership cap of 4.99% of the outstanding Common Shares following the conversion.

The Warrants entitle their holder to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $3.45 per Warrant Share. The Warrants are exercisable immediately upon their issuance date, January 21, 2026, for a period of 5 years, until January 21, 2031. If the Warrants are not exercised by their applicable expiry date, the Warrants will expire and be of no further force or effect. The Warrants and the Warrant Shares may not be traded for a period of four months, unless permitted under applicable securities legislation.

The Purchase Agreements include customary representations, warranties and covenants of the Company and the Investor, including the Company’s obligation to reserve sufficient Common Shares for issuance upon conversion of the Notes and to file a resale registration statement on Form F-3 (the “Registration Statement”) with the SEC providing for the resale by the Investor of the Common Shares issuable upon conversion of the Notes no later than 30 trading days within the date of each of the Purchase Agreement and the Additional Purchase Agreement. The Company has also agreed to use commercially reasonable efforts to cause such Registration Statement to become effective as soon as possible, but in no event later than the date which shall be the earlier of: (x) (i) in the event that the Registration Statement is not subject to a full review by the SEC, 60 calendar days after the closing date of the First Transaction and the Second Transaction, as applicable, or (ii) in the event that the Registration Statement is subject to a full review by the SEC, 90 calendar days after the closing date of the First Transaction and the Secon Transaction, as applicable, and (y) the 5th business day after the date on which the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review. On February 11, 2026, a Registration Statement was declared effective by the SEC.

C.	Loan agreements

1.
On January 12, 2026, IMC Holdings entered into a loan agreement with non-financial institution, to borrow a principal amount of NIS 500  thousand (approximately $215) which bears an annual interest of 17%. The principal amount and accrued interest shall be paid on July 1, 2026

2.
On February 3, 2026, Focus entered into a loan agreement with non-financial institution, to borrow a principal amount of NIS 1,500  thousand (approximately $644) which bears an annual interest of prime + 13.25%. The principal amount and accrued interest shall be paid on April 3, 2026.

3.
On February 26, 2026, IMC Holdings entered into a loan agreement with a non-financial institution in the amount of NIS 355 thousand (approximately $152) which bears interest at an annual rate of 17% and shall be matured no later than September 1, 2026.

4.
On March 12, 2026, IMC Holdings entered into a loan agreement with a non-financial institution in the amount of NIS 3,300 thousand (approximately $1,416) which bears interest at an annual rate of 17% and shall be matured no later than July 12, 2026.

D.
Following to Note 22B above, on February 15, 2026, IMC Holdings entered into first amendment to the sublease agreement with the Lessor, under which it was determined that the Lessor will sublease more spaces but the monthly lease fee will be remained on NIS 17 thousand linked to ICPI plus VAT.

E.
Following to Note 24B above, in March 2026, the Company issued 328,511 common shares to the Investor in respect of a conversion of a portion of the Notes in the amount of US$181 thousand (approximately $248) at an average exercise price of US$0.55 per share.

F.	Following to Note 14B above, in March 2026, the Company extended the credit line received from Bank Mizrahi in total amount of NIS 1 million from March 12, 2026 to September 25, 2026.